Kindora PBC — Prior Communications

Exhibit to Form C — Regulation Crowdfunding

Issuer: Kindora PBC, a Delaware public benefit corporation
Funding portal: Wefunder Portal LLC
Prepared: 2026-09-18

This exhibit is filed under Rule 201(z) of Regulation Crowdfunding and contains every written communication used to solicit indications of interest in the contemplated offering under Rule 206, in the form in which it was provided.

It has three parts. **Part I** reproduces every email thread touching the contemplated offering, in full and in date order, including the recipients' replies, so each communication can be read in the context in which it was sent. **Part II** reproduces the one social-media post that discussed the round. **Part III** reproduces the company web page that gathered indications of interest. **Part IV** reproduces each document attached to an email in Part I.

Email was reviewed across the three accounts from which the issuer's founder sends mail — [redacted] from 2025-08-27 through 2026-09-18. Communications directed solely to the issuer's counsel, its accountants or the funding portal are not solicitations and are noted where excluded.

No consideration was solicited or accepted at any point, and no oral or written communication offered to sell a security.

Contents

Part IV — attachments, in order of first send

#	Document	First sent	Sends	Page
1	Kindora_Overview_ Grant Intelligence for Every Nonprofit.pdf	2026-02-04	1	346
2	Kindora_Community_Round_Brief.docx	2026-05-26	4	363
3	Kindora_New_Capital_Playbook.docx	2026-05-26	4	372
4	Kindora — Investor One-Pager.pdf	2026-06-02	3	378

#	Document	First sent	Sends	Page
5	Kindora — Community Round Investor One-Pager.pdf	2026-06-07	5	380
6	Kindora — Community Round Investor One-Pager.pdf	2026-06-24	6	382
7	Kindora — Community Round Investor One-Pager.pdf	2026-07-07	1	384
8	Kindora Investor Deck.pdf	2026-07-13	1	386
9	Kindora Investor One Pager.pdf	2026-07-21	3	409
10	Founder_Credo.docx	2026-07-25	1	411
11	Kindora_Pitch Deck.pdf	2026-07-26	2	412
12	Investor One Pager.pdf	2026-07-30	3	436
13	A_Hundred_Thousand_Workhorses.pdf	2026-08-17	1	438
14	Kindora investor pitch deck - final.pdf	2026-08-17	2	441
15	Kindora investor pitch deck .pdf	2026-08-25	1	461
16	Kindora investor pitch deck SV2.pdf	2026-09-05	1	481
17	Kindora investor pitch deck - Blueprint.pdf	2026-09-01	1	498
18	Kindora PBC Inception -2026 Independent CPA Review Report.pdf	2026-09-17	1	518
19	Wefunder SPV LLC Agreement.docx	2026-09-15	1	534
20	Wefunder SPV Series Appendix (template).pdf	2026-09-15	1	572

Documents reviewed and not filed

The following were attached to email in the review period but are not solicitation materials and are therefore not filed here.

Document	Reason
Karibu Nyaggah - Transition Documents Comments.pdf	sent to company counsel only
Tax Service Agreement.pdf	sent to company counsel only
Kindora - SAFE + Revenue Share Agreement.docx	deal papering with the funding portal, not a solicitation
Redline - Kindora - SAFE + Revenue Share Agreement.docx	deal papering with the funding portal, not a solicitation
Kindora_PBC_Five_Year_Projections_2026-2030.pdf	sent to the 409A appraiser only, not a solicitation
Kindora_PBC_Management_Projections_Base_Case_2026-08-24.pdf	sent to the 409A appraiser only, not a solicitation
Kindora_PBC_Management_Projections_Base_Case_2026-08-24.xlsx	sent to the 409A appraiser only, not a solicitation

Document	Reason
Full Spectrum Group logo (noname)	inline image from a correspondent signature block, not a document
Kindora - SAFE + Revenue Share Agreement (Private).docx	Reg D deal papering sent to a named prospective investor, not Rule 206 solicitation material; same treatment as the public SAFE and its redline
Kindora-Operations-and-Community-Manager-DRAFT-v0.1-2026-09-16.pdf	draft job description sent to a partner contact, not offering material
Kindora-Enterprise-Partnerships-Manager-DRAFT-v0.1-2026-09-16.pdf	draft job description sent to a partner contact, not offering material
3E_037841-0000001_6459593_2025-10-27_(2).pdf	sent to the company's accountants only (RNB Capital CPAs), not a solicitation
INV-111315_Agreement.docx.pdf	sent to the company's accountants only (RNB Capital CPAs), not a solicitation
INVOICE 6450532 (legal)	sent to the company's accountants only (RNB Capital CPAs), not a solicitation
INVOICE 6481705 (legal)	sent to the company's accountants only (RNB Capital CPAs), not a solicitation
INVOICE 6488328 (legal)	sent to the company's accountants only (RNB Capital CPAs), not a solicitation
INVOICE 6518419 (legal)	sent to the company's accountants only (RNB Capital CPAs), not a solicitation
INVOICE 6536789 (legal)	sent to the company's accountants only (RNB Capital CPAs), not a solicitation
INVOICE 6539101 (legal)	sent to the company's accountants only (RNB Capital CPAs), not a solicitation
Kindora_Camelback_Order_Form_ENT-001-R1_EXECUTED_2026-07-21.pdf	sent to the company's accountants only (RNB Capital CPAs), not a solicitation
Kindora_PBC_Sales_GL_detail_inception_to_2026-06-30.csv	sent to the company's accountants only (RNB Capital CPAs), not a solicitation

Recipients of each attachment

Document	Sent	Recipient
1	2026-02-04	[redacted]
2	2026-05-26	Matt Eldridg [redacted]
2	2026-05-26	Aparna Rae [redacted]

Document	Sent	Recipient
2	2026-05-26	"Silva, Alfredo B." [redacted]
2	2026-05-26	Jonny Price [redacted] Justin Renfro [redacted]
3	2026-05-26	Matt Eldridge [redacted]
3	2026-05-26	Aparna Rae [redacted]
3	2026-05-26	"Silva, Alfred [redacted]
3	2026-05-26	Jonny Price [redacted] Justin Renfro [redacted]
4	2026-06-02	Donnel Baird [redacted]
4	2026-06-05	Rehana Abba [redacted]
4	2026-06-07	[redacted]
5	2026-06-07	Trevor Parham [redacted]
5	2026-06-11	Sally Steele [redacted]
5	2026-06-11	"Jackson Georges J [redacted]
5	2026-06-11	Taj James [redacted]
5	2026-06-13	Rob Gordon IV [redacted]
6	2026-06-24	Devin Murphy [redacted]
6	2026-06-24	Annie Ulevitch [redacted]
6	2026-06-24	Matt Zieger [redacted]
6	2026-06-29	Stephanie Lo [redacted]
6	2026-06-30	Elaina McAdam [redacted], Selam Kebrom [redacted]

Document	Sent	Recipient
6	2026-06-30	Justin Renfro[redacted]
7	2026-07-07	Felipe Ventur[redacted]
8	2026-07-13	Shawna You[redacted]
9	2026-07-21	Marlissa Hud[redacted]ynn English[redacted]
9	2026-07-21	Jessica Loma[redacted]
9	2026-07-23	Philip Chow[redacted]
10	2026-07-25	David Kyuman Kim d[redacted]
11	2026-07-26	Sergio Marrero[redacted]
11	2026-07-27	Aniyia Williams[redacted]
12	2026-07-30	Selam Kebrom[redacted]
12	2026-07-30	David Onek[redacted]
12	2026-07-31	"Chertavian, Gerald"[redacted]
13	2026-08-17	[redacted]
14	2026-08-17	[redacted]
14	2026-08-18	Brian Boland[redacted]
15	2026-08-25	Greg Gunn g.[redacted]
16	2026-09-05	Suhani Moha[redacted]
17	2026-09-01	[redacted]
18	2026-09-17	John Grossman[redacted]

Document	Sent	Recipient
19	2026-09-15	John Grossma [redacted]
20	2026-09-15	John Grossma [redacted]

Kindora PBC — Prior Communications (thread view)

Every email exchange touching the contemplated Regulation Crowdfunding offering, shown in full and in order, so each can be judged as a whole.

Threads: 186 (169 external, 17 advisor/counsel)
Period: 2025-08-27 – 2026-09-17

R marks an outbound message containing offering content. L marks one carrying a legend. Quoted reply chains are trimmed; each message shows only what its sender wrote.

---

1. VC vs foundation funding - your thoughts?

Opened: 2025-0[redacted]4 outbound) · **EXTERNAL** · **LEGEND PRESENT**
External partici[redacted]

[1] 2025-08-27 19:56 — JUSTIN

```
Hey Jehan! Hope you're well. We're still living in Oakland and raising our
four girls (our oldest Siena just got her driver's license, which is still
blowing my mind a bit).

Quick update on the work front. I left Google at the end of last year and
decided to do some fractional exec work while launching a social impact
startup. My co-founder Karibu and I have been working on an AI-driven
nonprofit fundraising platform and just incorporated Kindora
<https://www.kindora.co/> as a Public Benefit Corporation last week. We got
80 nonprofit signups in our first week of beta. Wild traction, including an
acquisition offer (what??) and a foundation asking to license it for all
their grantees.

We've bootstrapped everything so far, and I keep coming back to this
question: *Should we be thinking about philanthropic funding instead of
traditional VC for something like this?*

Our mission is democratizing funding access for under-resourced nonprofits.
We're pricing at $25/month for small orgs and planning grant programs for
mission-aligned groups. Traditional VC feels like it could push us away
from that accessibility focus.

You've got a front row seat to effective philanthropy. What do you think?
What advice would you have for us?

Any thoughts would be super helpful! Happy to schedule time
<https://calendly.com/truesteele/30min> or take your thoughts over email. I
know you're super busy.

Justin

--



Justin Steele

Co-Founder, CEO & CTO


justin@kindora.co

www.kindora.co

LinkedIn Profile <https://www.linkedin.com/in/justinrichardsteele/>
```

[2] 2025-10-09 16:41 — JUSTIN

```
Hi Jehan, know you're probably very busy but figured I'd ping this one to
the top of your inbox in case you're interested in a chat.

On Wed, Aug 27, 2025 at 7:56 PM Justin Steele <justin@kindora.co> wrote:

> Hey Jehan! Hope you're well. We're still living in Oakland and raising our
> four girls (our oldest Siena just got her driver's license, which is still
```

> blowing my mind a bit).
>
> Quick update on the work front. I left Google at the end of last year and
> decided to do some fractional exec work while launching a social impact
> startup. My co-founder Karibu and I have been working on an AI-driven
> nonprofit fundraising platform and just incorporated Kindora
> <https://www.kindora.co/> as a Public Benefit Corporation last week. We
> got 80 nonprofit signups in our first week of beta. Wild traction,
> including an acquisition offer (what??) and a foundation asking to license
> it for all their grantees.
>
> We've bootstrapped everything so far, and I keep coming back to this
> question: "Should we be thinking about philanthropic funding instead of
> traditional VC for something like this?"
>
> Our mission is democratizing funding access for under-resourced
> nonprofits. We're pricing at $25/month for small orgs and planning grant
> programs for mission-aligned groups. Traditional VC feels like it could
> push us away from that accessibility focus.
>
> You've got a front row seat to effective philanthropy. What do you think?
> What advice would you have for us?
>
> Any thoughts would be super helpful! Happy to schedule time
> <https://calendly.com/truesteele/30min> or take your thoughts over email.
> I know you're super busy.
>
> Justin
>
> --
>
>
>
> Justin Steele
>
> Co-Founder, CEO & CTO
>
>
> justin@kindora.co
>
> www.kindora.co
>
> LinkedIn Profile <https://www.linkedin.com/in/justinrichardsteele/>
>

--

Justin Steele

Co-Founder, CEO & CTO

justin@kindora.co

www.kindora.co

LinkedIn Profile <https://www.linkedin.com/in/justinrichardsteele/>

[3] 2025-10-10 01:20 — Je [redacted]

Hi Justin,

Thanks for lifting this up! I meant to respond and then it fell through the cracks. Congrats on life after Google!! And on Kindora! I've seen some of your LinkedIn posts so have been vaguely aware of some of what you're up to. And I can't believe you have a child with a driver's license!!!!

I am about to embark on a couple of weeks of work travel so I'm sharing some initial thoughts below. The value for nonprofits is huge in terms of where they allocate their time.

* Does the scale of funding you need align with what philanthropic funders are likely to provide for something that is about building infrastructure for nonprofits? In some cases, VC funding will be at a larger scale enabling faster ramp up and expansion. We have a grantee working on a platform for funders to reach grantees; one of their competitors is Submittable which has attracted

```
a lot of investment.
  *   What is the ROI on the effort to get VC funding vs. philanthropic funding?  My sense is that both VC and philanthropy engage
in due diligence and have some requirements, including on the reporting side. That said, I'm assuming there will be a higher ROI
on the level of effort with VC than with philanthropy. You are better placed to know this than I am. I'm assuming you have a
network in both VC and philanthropy given your past experience.
  *   What is the universe of potential funders you could attract? Here too, feels to me like there may be more VC opportunities
than opportunities from philanthropy since few philanthropic funders are focused on infrastructure and platforms – though perhaps
the AI aspect will attract some who want to provide catalytic funding. That said, the profit opportunity for VC needs to be large
enough.
  *   Which funders will be more aligned with your mission? On this one, I agree VCs could push you to stray from your core focus
on democratizing funding access for under-resourced nonprofits if they see an opportunity to increase profits or even to use a
tiered pricing system to attract those with higher ability/willingness to pay in order to subsidize those who don't have the same
resources. Segmentation approaches like that often redirect additional innovation and service toward the higher paying tiers to
maximize profit as we've seen with Disney (there was a recent NYT article about this). Here it seems like philanthropy would be
less likely to push you away from the accessibility focus. However, I guess it also depends on whether you can get philanthropy to
invest in the first place and what level of investment you need to get to the desired levels of efficiency and scale.

I imagine you have thought about all the above dynamics already which I admit are at the conceptual level.

Could also be interesting to go a bit deeper on the ecosystem, others trying to do the same thing, etc. That's probably more
conducive to a conversation than an email. Maybe a coffee/tea/smoothie in the East Bay (I live in Albany) later this year if it
would be helpful and you have the time. Let me know.

Take care,
Jehan
```

[4] 2025-10-15 20:19 — JUSTIN

```
Love these thoughts Jehan!

Happy to come to you for lunch or coffee. I'd love to hear more about the
work your grantees are doing and what you're seeing in the field. Just let
me know a good time. The second and third weeks of November look fairly
open for me.

I've been playing around with a concept in Kindora that would help wealthy
donors overcome trust barriers in philanthropy by letting them follow
recommendations from their trusted advisors and peers, who in turn follow
recommendations from people closer to community organizations—creating
"trust chains" that bridge social distance. Would love to hear if your
grantee is doing something similar in connecting funders to grantees.

My wife Sally wrote a post
<https://www.linkedin.com/posts/steelesally_outdoorithmcollective-everyonebelongsoutdoors-activity-7367194388998472194-zZ5d?
utm_source=share&utm_medium=member_desktop&rcm=ACoAAAAmZkQB2oiK4JBNyhF3LYpDzK4FDJxnyHM>
about the Disney article in the Times!

Excited to chat more,

Justin
```

[5] [RL] 2026-08-09 16:00 — JUSTIN

```
Hi Jehan,

Hope you're having a great summer! Ours has been full of Outdoorithm group
camping trips with the girls (Lassen, Kings Canyon, and Ebbets Pass last
week).

I owe you the ending to the story you helped me think through. Kindora has
grown to nearly 2,000 nonprofits, and paying subscriptions have more than
doubled since May. Our partnership with Anthropic in April was a major
inflection point.

And your October questions turned out to be the design brief for a raise.
We chose neither pure VC nor philanthropy. We're running a community round
on Wefunder: a standard SAFE with a capped revenue share, the mission
locked in our PBC charter, open at a $100 minimum so the nonprofits we
serve can become owners alongside aligned angel investors. It goes public
September 10, and I'm bringing on early investors now. If it piques your
interest, I'd be honored to have you as an investor: wefunder.com/kindora.
No pressure at all, truly. And if you see opportunities to collaborate with
Hewlett, I'd love to explore. We're working with Tipping Point's grantees
and just had a verbal commitment from Omidyar to do the same.
```

Either way, if you're still up for that East Bay coffee you offered, let's do it.

Justin

A note for good order: this is not an offer to sell securities and we are not accepting funds now. Any indication of interest is non-binding, and an investment could only be made through Wefunder after we file our offering statement with the SEC.

[6] 2025-08-19 00:19 — Jehan [redacted]

Hi Justin,

Great to hear from you! Sounds like you have had a great summer! My summer has had some ups and downs - a great trip to southern Spain and a few trips to see aging parents and one to attend an aunt's funeral. Hope the start of the school year has been smooth. One of my kids is starting grad school next week (City Planning at Cal) and the other is heading to India on a Fulbright to do some research on jazz in India.

Great to see the progress you have made with Kindora.

I'm up for a coffee later in September. Have some travel and a board meeting before that. How does sometime on Friday, September 25 look to you?

Jehan

---

2. Would love to catch up and get your take

Opened: 2025-10-12 [redacted] **IN THREAD**
External participant [redacted]

[1] [R] 2025-10-12 08:00 — JUSTIN

Hey Jonny! Excited to reconnect.

As I shared on LinkedIn, my co-founder Karibu and I launched Kindora <https://www.kindora.co/> in mid-August. We quickly attracted 150 beta nonprofit users. The traction's been exciting, and we even got an acquisition offer in our first week.

I'd love to get your take on whether a community round makes sense as our first outside capital. I'm new to being on this side of the investment table and am trying to be thoughtful about how to best preserve our mission and get some early capital in the door beyond our bootstrapping. It feels like Wefunder could be a natural fit, but I'd really value your candid perspective on timing, approach, and whether it's the right move.

I'd also just love to catch up in general and hear about how life post-Kiva has been for you.

If you're up for a chat, feel free to grab some time here that works (or share with your team): https://calendly.com/justin-kindora/1-2-1

Looking forward to catching up!

Justin

--

Justin Steele

Co-Founder, CEO & CTO

justin@kindora.co

www.kindora.co

LinkedIn Profile <https://www.linkedin.com/in/justinrichardsteele/>

[2] 2026-05-18 23:12 — JUSTIN

Hey friend. My lawyer at MoFo told me not to do Wefunder back around the
time I reached out. So I dropped it. But man, we have this partnership
<https://www.linkedin.com/posts/justinrichardsteele_124622-open-grants-you-can-apply-for-right-ugcPost-7458562179411378177-Q32d?
utm_source=share&utm_medium=member_desktop&rcm=ACoAAAAmZkQB2oiK4JBNyhF3LYpDzK4FDJxnyHM>
with Anthropic that has us spreading like wildfire through the social
sector, and I just really like the idea of raising from the people rather
than big VCs (in fact, I don't really like the idea
<https://www.linkedin.com/pulse/i-gave-away-700-million-tried-raise-350000-justin-steele-dirjc>
of raising from VCs at all right now). I may just buck his advice and do it
anyway.

Still down to chat? Would love to pick your brain.

Justin

[3] [R] 2026-05-19 10:12 — [redacted]

Awesome. Excited to put our heads together and figure out Kindora's next
step here.

On Tue, May 19, 2026 at 6:12 AM Jonny Price <jonny@wefunder.com> wrote:

> Hey Justin,
>
> Would love to chat man. Just booked a time later today ♥
>
> Would seem to me to be very "on brand" for Justin Steele to run a
> Community Round!
>
> Although doesn't need to be either/or vs. VCs. Can be both if you want.
>
> e.g. Mercury Series B blog post here <https://mercury.com/blog/series-b>.
> $120M VC-led round. And then $5M for their community. They just raised a
> Series C led by Sequoia, which is a nice on-paper win for their 2,449
> customers who invested in the Wefunder round!
>
> Look forward to talking later.
>
> Jonny
>
> *Jonny Price *
> President
> Wefunder <http://wefunder.com>
> 415-297-4763
>
> [image: Twitter Icon Small Circle] <https://x.com/JonnyCPrice> [image:
> LinkedIn Icon Small Circle] <https://www.linkedin.com/in/jonnyprice/>
>
> Wefunder overview deck for founders
> <https://docsend.com/v/qm4gc/wefunderoverviewdeck>
> Why I work for Wefunder
> <https://www.linkedin.com/pulse/why-i-work-wefunder-jonny-price/?trackingId=Sc4DXOZKRF6QuYdvPNg6IQ%3D%3D>
> The proudest I have ever been as a dad
> <https://www.facebook.com/jonny.price.161/videos/10103670060016440/?notif_id=1589670514403635&notif_t=feedback_reaction_generic>
>
>
> On Tue, May 19, 2026 at 1:12 AM, Justin Steele <justin@kindora.co> wrote:
>
>> Hey friend. My lawyer at MoFo told me not to do Wefunder back around the
>> time I reached out. So I dropped it. But man, we have this partnership
>> <https://www.linkedin.com/posts/justinrichardsteele_124622-open-grants-you-can-apply-for-right-ugcPost-7458562179411378177-
Q32d?utm_source=share&utm_medium=member_desktop&rcm=ACoAAAAmZkQB2oiK4JBNyhF3LYpDzK4FDJxnyHM>
>> with Anthropic that has us spreading like wildfire through the social
>> sector, and I just really like the idea of raising from the people rather
>> than big VCs (in fact, I don't really like the idea
>> <https://www.linkedin.com/pulse/i-gave-away-700-million-tried-raise-350000-justin-steele-dirjc>
>> of raising from VCs at all right now). I may just buck his advice and do it
>> anyway.
>>
>> Still down to chat? Would love to pick your brain.
>>
>> Justin
>>

>> On Sun, Oct 12, 2025 at 8:00 AM Justin Steele <justin@kindora.co> wrote:
>>
>>> Hey Jonny! Excited to reconnect.
>>>
>>> As I shared on LinkedIn, my co-founder Karibu and I launched Kindora
>>> <https://www.kindora.co/> in mid-August. We quickly attracted 150 beta
>>> nonprofit users. The traction's been exciting, and we even got an
>>> acquisition offer in our first week.
>>>
>>> I'd love to get your take on whether a community round makes sense as
>>> our first outside capital. I'm new to being on this side of the investment
>>> table and am trying to be thoughtful about how to best preserve our mission
>>> and get some early capital in the door beyond our bootstrapping. It feels
>>> like Wefunder could be a natural fit, but I'd really value your candid
>>> perspective on timing, approach, and whether it's the right move.
>>>
>>> I'd also just love to catch up in general and hear about how life
>>> post-Kiva has been for you.
>>>
>>> If you're up for a chat, feel free to grab some time here that works (or
>>> share with your team): https://calendly.com/justin-kindora/1-2-1
>>>
>>> Looking forward to catching up!
>>>
>>> Justin
>>>
>>> -

[4] 2026-05-19 13:12 — Jonny Pri [redacted]

Hey Justin,

Would love to chat man. Just booked a time later today ❤️

Would seem to me to be very "on brand" for Justin Steele to run a Community Round!

Although doesn't need to be either/or vs. VCs. Can be both if you want.

e.g. Mercury Series B blog post here (https://mercury.com/blog/series-b). $120M VC-led round. And then $5M for their community. They just raised a Series C led by Sequoia, which is a nice on-paper win for their 2,449 customers who invested in the Wefunder round!

Look forward to talking later.

Jonny

Jonny Price
President
Wefunder (http://wefunder.com)
415-297-4763

Twitter Icon Small Circle (https://x.com/JonnyCPrice) LinkedIn Icon Small Circle (https://www.linkedin.com/in/jonnyprice/)

Wefunder overview deck for founders (https://docsend.com/v/qm4gc/wefunderoverviewdeck)
Why I work for Wefunder (https://www.linkedin.com/pulse/why-i-work-wefunder-jonny-price/?trackingId=Sc4DX0ZKRF6QuYdvPNg6IQ%3D%3D)

The proudest I have ever been as a dad (https://www.facebook.com/jonny.price.161/videos/10103670068016440/?notif_id=1589678534483635&notif_t=feedback_reaction_generic)

[5] 2026-05-19 17:30 — Jonny [redacted]

Likewise!

Jonny Price
President
Wefunder (http://wefunder.com)
415-297-4763

Twitter Icon Small Circle (https://x.com/JonnyCPrice) LinkedIn Icon Small Circle (https://www.linkedin.com/in/jonnyprice/)

Wefunder overview deck for founders (https://docsend.com/v/qm4gc/wefunderoverviewdeck)
Why I work for Wefunder (https://www.linkedin.com/pulse/why-i-work-wefunder-jonny-price/?trackingId=Sc4DX0ZKRF6QuYdvPNg6IQ%3D%3D)

The proudest I have ever been as a dad (https://www.facebook.com/jonny.price.161/videos/10103670068816440/?notif_id=1589678514403635&notif_t=feedback_reaction_generic)

[6] 2026-05-20 16:54 — Jonny Pri[redacted]

Justin,

Great talking yesterday man.

Congrats on all the growth and momentum. And the mission of what you're doing.

Let me know if you have any follow-up questions coming out of your conversation. Happy to book a follow-up call later this week or next — whatever works for you.

I think it would dope to invite thousands of non-profit execs, and people in your network, to invest in a community round. Alongside the $100K VC check from Wefunder-pinup Trevor Parham.

Jonny

Jonny Price
President
Wefunder (http://wefunder.com)
415-297-4763

Twitter Icon Small Circle (https://x.com/JonnyCPrice) LinkedIn Icon Small Circle (https://www.linkedin.com/in/jonnyprice/)

Wefunder overview deck for founders (https://docsend.com/v/qm4gc/wefunderoverviewdeck)
Why I work for Wefunder (https://www.linkedin.com/pulse/why-i-work-wefunder-jonny-price/?trackingId=5c48X0ZHXF6QuYdvMNg6IQ%3D%3D)

The proudest I have ever been as a dad (https://www.facebook.com/jonny.price.161/videos/10103670068816440/?notif_id=1589678514403635&notif_t=feedback_reaction_generic)

[7] [R] 2026-05-20 23:55 — JUSTIN

Jonny,

Great talking yesterday. I left energized and more convinced than ever that a crowd raise makes sense for Kindora.

Before we go deeper, would love it if you could send over a few PBCs that have run community rounds on Wefunder, with their terms. What valuation caps they set, how much they actually raised, and anything notable in how they structured it. I'd love to study real comparables rather than guess at what fits Kindora.

A few other questions on my mind. Answer whatever's easy here, and we can take the rest to the call:

- I've been exploring partnering with Realize Impact <https://realizeimpact.org/>, a 501(c)(3) that lets foundations and DAF holders move charitable money into a SAFE (they hold it, returns recycle to charity). Have you seen community rounds pull in charitable or DAF capital that way, and does it sit cleanly alongside the Reg CF raise? I think I could convince a number of foundations to do it, and it might then become a new pathway for founders to structure their capital stack with philanthropy as a major contributor (I've been desparately looking for how to make this case to foundations).
- I'm stretched thin right now. Engineering, sales, marketing, three accelerators, all of it. If I can give the raise around 15 hours a week, when would you have us kick off, and how would you staff support around me?
- And the honest one. What worries you about us, and what would make you say not yet?

Let's grab that follow-up call once you've had a chance to pull the comps. Next week works well on my end.

Thanks for making this easy, Jonny.

Justin

[8] 2026-05-21 19:45 — Jonny Pr[redacted]

Hey man,

My answers *in bold* below:

* I've been exploring partnering with Realize Impact (https://realizeimpact.org/) , a 501(c)(3) that lets foundations and DAF holders move charitable money into a SAFE (they hold it, returns recycle to charity). Have you seen community rounds pull in charitable or DAF capital that way, and does it sit cleanly alongside the Reg CF raise? I think I could convince a number of foundations to do it, and it might then become a new pathway for founders to structure their capital stack with philanthropy as a major contributor (I've been desperately looking for how to make this case to foundations).

* *Love this idea. Yes – couple of options here.*

* *(1) Would be cool if those investments came in through Wefunder. Entities can invest through Wefunder. This way, it would contribute more towards your momentum and exposure on the platform. Either:*

* *(a)* *Through* *the Wefunder Reg CF SPV, or*

* *(b) Direct on the cap table (I expect this would be what they would want to do).*

* *(2) They could also invest outside of Wefunder. We could still reflect these investments in your total shown on the Wefunder page, but they wouldn't then count towards the Wefunder marketing thresholds (https://www.notion.so/wefunder/Wefunder-Marketing-for-Founders-bc293098e1a5433d92cef1b1e64e7f8e).*

* I'm stretched thin right now. Engineering, sales, marketing, three accelerators, all of it. If I can give the raise around 15 hours a week, when would you have us kick off, and how would you staff support around me?

* *15 hours per week would be awesome. You would have a dedicated account manager at Wefunder – Justin Renfro. He worked with me at Kiva.org (http://kiva.org/) , and has been at Wefunder for 6 years. He runs our Account Management team, and is truly world class.*

* *We could kick off as soon as you want to – e.g. next wee, whatever works for you.*

* And the honest one. What worries you about us, and what would make you say not yet?

* *Honestly, I am very confident in this one.*

* *(1) Because of your growth.*

* *(2) Because of you.*

* *One thing to flag – 1,000 non-profits using the platform (think this is the number you cited on our call) would probably not lead to that many investments. Maybe 100 from that number – would be aggressive. At $1,000 average investment, that's only $100K. So I don't think you would be a Substack ($5M in 24 hours from 8K investors and 1 email to their user base). But you have an insane network (in the sector), and deep trust.*

* *And it's very values- and Justin-Steele-brand-aligned for you to run a community round. But yeah it would be lots of personalized outreach from you to people in your network, inviting them to invest in Kindor , to seed the raise. (And then momentum and virality would build from there).*

* *I also think this is "press worthy" – i.e. the message of "hey it's tough for non-profits right now, but Kindora is helping them benefit from AI and save time" etc.*

————————

In terms of PBC comps, check out some examples below.

Although I would be pretty wary of benchmarking off comps. Every company is super different, every founder is different, etc. That being said…

wefunder.com/oursphere (http://wefunder.com/oursphere)

Raised $322K from 266 investors

SAFE, $17M valuation cap

wefunder.com/adfontesmedia (http://wefunder.com/adfontesmedia)

Raised $687K from 862 investors

Preferred Stock, $9.9M

[9] [R] 2026-05-22 18:34 — JUSTIN

Wefunder info as an FYI

---------- Forwarded message ---------
From: Jonny Price <jonny@wefunder.com>
Date: Thu, May 21, 2026 at 12:45 PM
Subject: Re: Would love to catch up and get your take
To: Justin Steele <justin@kindora.co>

Hey man,

My answers *in bold *below:

- I've been exploring partnering with Realize Impact <https://realizeimpact.org/>, a 501(c)(3) that lets foundations and DAF holders move charitable money into a SAFE (they hold it, returns recycle to charity). Have you seen community rounds pull in charitable or DAF capital that way, and does it sit cleanly alongside the Reg CF raise? I think I could convince a number of foundations to do it, and it might then become a new pathway for founders to structure their capital stack with philanthropy as a major contributor (I've been desparately looking for how to make this case to foundations).
- *Love this idea. Yes - couple of options here. *
  - *(1) Would be cool if those investments come in through Wefunder. Entities can invest through Wefunder. This way, it would contribute more towards your momentum and exposure on the platform. Either: *
  - *(a) **Through** the Wefunder Reg CF SPV, or *
    - *(b) Direct on the cap table (I expect this would be what they would want to do).*
    - *(2) They could also invest outside of Wefunder. We could still reflect these investments in your total shown on the Wefunder page, but they wouldn't then count towards the Wefunder marketing thresholds <https://www.notion.so/wefunder/Wefunder-Marketing-for-Founders-bc201800e1a5433d92cef1b1e64e7f8e>.*
  - I'm stretched thin right now. Engineering, sales, marketing, three accelerators, all of it. If I can give the raise around 15 hours a week, when would you have us kick off, and how would you staff support around me?
- *15 hours per week would be awesome. You would have a dedicated account manager at Wefunder - Justin Renfro. He worked with me
at Kiva.org
  <http://kiva.org/>, and has been at Wefunder for 6 years. He runs our Account Management team, and is truly world class. *
  - *We could kick off as soon as you want to - e.g. next wee, whatever works for you.*
  - And the honest one. What worries you about us, and what would make you say not yet?
- *Honestly, I am very confident in this one. *
  - *(1) Because of your growth. *
  - *(2) Because of you. *
  - *One thing to flag - 1,000 non-profits using the platform (think this is the number you cited on our call) would probably not lead to that many investments. Maybe 100 from that number - would be aggressive. At $1,000 average investment, that's only $100K. So I don't think
you would be
  a Substack ($5M in 24 hours from 8K investors and 1 email to their user base). But you have an insane network (in the sector), and deep trust. *
  - *And it's very values- and Justin-Steele-brand-aligned for you to run a community round. But yeah it would be lots of personalized outreach from you to people in your network, inviting them to invest in Kindor, to seed the raise. (And then momentum and virality would build from there). *
  - *I also think this is "press worthy" - i.e. the message of "hey it's tough for non-profits right now, but Kindora is helping them benefit from AI

[10] [R] 2026-05-23 00:00 — JUSTIN

Jonny,

Incredibly helpful.

Let's see if we can get a follow-up next week. Your Tuesday and Wednesday slots don't work on my end (slammed with client meetings Tuesday, but Wednesday for a convening). Thursday the 28th is good, and I've got a few windows: before 10am PT (9:00 or 9:30 work), or the afternoon (1:30 or 2:00pm PT, or later). Tell me what's easiest. Would love to have Justin Renfro join so we can kick off (you're welcome to also hand me off at this point as well). I'm travelling the two following weeks, so let's see if we can make Thursday work.

Three things I'd love y'alls read on when we talk:

1. A strong potential anchor: Gerald Chertavian, founder of Year Up and an HBS lecturer who has chaired and raised SAFE rounds for other ventures. For our nonprofit-heavy investor base, he's about as credible as it gets. How would you use someone like him to seed the private phase?
2. Gerald and a few others might bring larger SAFE checks. How do you think about routing big checks through the campaign for momentum versus taking them outside the Reg CF mechanism for efficiency? Where's the line, in your experience?
3. Our raise will likely land over the summer. Do you see any real correlation between time of year and raise success on the platform, and anything about summer specifically we should plan around?

Excited to get going.

Justin

[11] 2026-05-23 11:58 — Jonny Pr[redacted]

Hey Justin,

Love it. Copying Justin Renfro here as well. Justins of the world, unite!

Sent you both a calendar invite for Thursday at 1.30pm PT. I booked for 30 mins, but me and Justin can both go longer if we need to.

We can discuss further on our call, but quick answers to your questions *in bold* below:

* A strong potential anchor: Gerald Chertavian, founder of Year Up and an HBS lecturer who has chaired and raised SAFE rounds for other ventures. For our nonprofit-heavy investor base, he's about as credible as it gets. How would you use someone like him to seed the private phase?

* *Love this. Few i deas:*

* *(1) I would have him be the SPV signatory — nice signal to investors.*

* *(2) You can show him as a "featured investor" on your profile page (see examples here (http://wefunder.com/pirouette)).*

* *(3) If he can post something nice on LinkedIn, that would be a nice boost as well. Although I would hold off on that until the public phase of the raise.*

* Gerald and a few others might bring larger SAFE checks. How do you think about routing big checks through the campaign for momentum versus taking them outside the Reg CF mechanism for efficiency? Where's the line, in your experience?

* *There's actually three options here:*

* *(1) Take them through the Reg CF SPV. I probably would generally not do that for checks of $25K+. Because y ou don't want to pay our 6.9% Reg CF fee on them.*

* *(2) Take them outside of Wefunder.*

* *(3) Take them through Wefunder, but outside the Reg CF SPV. i.e. Direct on your cap table, via Reg D. This is basically the same as (2), but just processed through Wefunder.*

* *I would generally recommend option (3) for large (e.g. $25K+) checks. Benefits of option (3):*

* *You don't pay 6.9% Wefunder fee. $0 fees for these Direct Reg D investments.*

* *The money still counts towards Wefunder's marketing thresholds (https://www.notion.so/wefunder/Wefunder-Marketing-for-Founders-bc291090e1a5433d92cef1b1e64e7f0e).*

* *Logistically easier for you.*

* *The main reason to bring them through the SPV is so that it doesn't clutter up your cap table.*

* Our raise will likely land over the summer. Do you see any real correlation between time of year and raise success on the platform, and anything about summer specifically we should plan around?

* *We don't see any seasonal slowdown over the summer.*

* *Over the last 5 years, quarterly investment volume:*

* *Q1 = $37.7M* *
*
* *Q2 = $36.8M* *

*
* *Q3 = $37.4M* *
*
* *Q4 = $35.7M*

Just sent you an invite to create a Wefunder account.

Let us know if any other questions between now and Thursday.

Otherwise, talk to you then. I am super stoked for this one. So cool to be working together on this, after Google was such an awesome supporter of Kiva U.S. ❤️

BTW – not sure if ever met Justin when he was at Kiva? We ran the Kiva U.S. team together for about 8 years.

Cheers,

Jonny

Jonny Price
President
Wefunder (http://wefunder.com)
415-297-4763

Twitter Icon Small Circle (https://x.com/JonnyCPrice) LinkedIn Icon Small Circle (https://www.linkedin.com/in/jonnyprice/)

Wefunder overview deck for founders (https://docsend.com/v/qm4gc/wefunderoverviewdeck)
Why I work for Wefunder (https://www.linkedin.com/pulse/why-i-work-wefunder-jonny-price/?trackingId=Sc4OXOZKRF6QuYdvPNg6IQ%3D%3D)

The proudest I have ever been as a dad | https://www.facebook.com/jonn

[12] [R] 2026-05-26 00:21 — JUSTIN

```
<div dir="ltr">
<p style="margin:0 0 12px 0">Y'all are the best. Thank you. Looking forward to talking Thursday.</p>

<p style="margin:0 0 12px 0">Two docs attached so you have them ahead of the call:</p>

<ol style="margin:0 0 12px 0; padding-left:24px">
<li style="margin:0 0 8px 0"><b>Kindora Community Round Brief</b> (the working structure we're exploring). Section 11 has the things we'd love Wefunder's read on: campaign mechanics, Direct Reg D display and fee treatment, communications restrictions pre- and post-Form C, and the PHIG / Realize Impact pathway, which is the novel piece.</li>
<li style="margin:0 0 4px 0"><b>Kindora New Capital Playbook</b> (the bigger arc we think Kindora + Wefunder + Realize Impact can be together). Wefunder is one of the three legs, so we'd genuinely value your reaction to the framing.</li>
</ol>

<p style="margin:0 0 12px 0">No need to do anything before Thursday. Just wanted you to have the artifacts in case you want to react to anything specific live, or push back on something we're getting wrong. The call can go wherever's most useful to you.</p>

<p style="margin:0 0 12px 0">Karibu's cc'd and will be on Thursday too.</p>

<p style="margin:0">Justin</p>
</div>
```

[13] 2026-05-26 07:35 — Justin Re [redacted]

Nice to meet you both. Very excited about this for obvious reasons. Very
aligned with the strategic framing in these documents. I think this is
going to be a huge success.

Happy to address the questions of Reg D / Reg CF mechanics prior, or we can
discuss on the call. There are a few leading questions for us to determine
the path that makes the most sense, at which point we can clearly outline
the mechanics on structure, pricing, compliance, and strategy.

---

3. Kindora Follow Up

Opened: 2026-0 [redacted] ound) · **EXTERNAL** · **NO LEGEND IN THREAD**
External partici [redacted]

[1] 2026-02-04 23:00 — JUSTIN [redacted]

Hi Esther, great connecting. As promised, here's a breakdown of the options for getting your orgs set up on Kindora, along with the overview deck for reference.

Option 1: Start Free, Decide Later
Have everyone sign up independently at kindora.co/signup. Each person gets unlimited funder browsing across 175K+ foundations, plus a 30-day welcome package (3 Intel Briefs + 150 AI credits). No credit card, no commitment. You can consolidate into a paid plan later once you see how people use it.

Option 2: Team Plan – $399/mo (or $1,990/yr)
Best for a single organization where everyone collaborates openly.
• 8 user seats + unlimited view-only guests
• 30 Intel Briefs/month + 2,000 AI credits/month, shared across the team
• 10 programs under one org

Onboarding: We set up your organization, and you invite team members directly from the dashboard. Everyone sees the same funder lists, pipeline, briefs, and drafts.

Trade-off: No data separation between staff – everyone has access to everything.

Option 3: Consultant Plan – $399/mo (or $3,990/yr)
Best for consulting firms, fiscal sponsors, or umbrella orgs managing multiple distinct groups.
• Up to 10 client organizations, each with their own isolated workspace (more clients available with a custom plan)
• 60 Intel Briefs/month + 4,000 AI credits/month, pooled across all clients
• 15 user seats + unlimited guests
• White-label Intel Briefs + API access

Onboarding: We set up your admin account, then you create each client org from your dashboard. Clients only see their own data – never each other's. You allocate resources from the shared pool as needed. When a client is ready to manage their own account, you can transfer ownership cleanly with all their research, briefs, and pipeline intact.

Includes a 14-day free trial.

Option 4: Volume Licenses
If you'd rather pre-pay for a set of subscriptions and let people sign up on their own, we can provide redemption codes (e.g., 10 Community plan licenses).

Onboarding: Each person signs up independently and applies their code. Simple, but no central dashboard or shared resources – everyone has a fully independent account.

All paid plans are month-to-month (no annual contracts required), and unused credits roll over for 60 days.

Happy to hop on a call to talk through which setup makes the most sense for your group.

Best,

Justin

—

Justin Steele

Co-Founder & CEO

justin@kindora.co

www.kindora.co

LinkedIn Profile <https://www.linkedin.com/in/justinrichardsteele/>

[2] 2026-05-11 18:54 — Esther Wan [redacted]

Hi Justin and Karibu!

Greetings, dear friends! Sorry this has taken a while to get back to- Skoll went well and I'm looking forward now. How would you like to do a demo later this month? Perhaps we can do early morning PT so that Africa an India folks could possibly join too? If yes:

*
How much time is best for intro/demo/questions?
*
Zoom works?
*
Can you send me a blurb or deck or something to include in an invite to our community to pique their interest?

My guess is we'd invite all of our community (including alum and all different prizes, it's probably 150+) and perhaps 30-40 show up (+/- if I also allow them to invite their development staff). I think once you do your demo, we go from there to gauge interest and then I can work with you on what's the right package. Or very likely, we offer everyone the free month and then after that, folks tell us if the subscription is super helpful and we figure out a plan.

Hope all going super well and thanks for all you're doing to help out non-profits!

Esther.

[Elevate Prize]<https://elevateprize.org/>

ESTHER WANG

MANAGEMENT ADVISOR

Kenya +254 (0)758 479286

WhatsApp and US +1 (267) 978 3529

esther@elevateprize.org

ELEVATEPRIZE.ORG<https://elevateprize.org/>

[Tw]<https://twitter.com/ElevatePrize> [Li] <https://linkedin.com/company/elevateprize/> [In]
<https://instagram.com/elevateprize/> [In] <https://www.youtube.com/channel/UCqQ1aEYwIQZfatPIWGEHrdA/> [In]
<https://www.tiktok.com/@elevateprize>

Explore our fifth anniversary impact report<https://nexteraofimpact.elevateprize.org/>

[3] 2026-05-27 15:07 — Karibu Nyagg [redacted]

Hi Esther,

It's been a minute but so glad Skoll went well! We'd love to do a demo for the community. Here are answers to your questions:

Time: 45 minutes works well. That gives us 20 minutes to walk through the platform, 10 minutes for a live demo with real data, and 15 minutes for questions.

Zoom: Absolutely, Zoom works great.

Blurb for the invite:

Most changemakers spend more time hunting for funders than doing the work. Kindora is built to fix that. The platform brings together a searchable database of 175,000+ U.S. foundations and over 30,000 European funders, AI-generated intel briefs tailored to your organization, and pipeline tracking for every funder you're pursuing, all in one place. Join us for an exclusive 45-minute demo for the Elevate community. You'll see Kindora running on real data, learn how it can shorten your funder research from days to minutes, and have time for Q&A. Every attendee gets 30 days of free access afterward (3 Intel Briefs + 150 AI credits, no card required) to try it on your own pipeline.
For timing, early morning PT works on our end - let me know what window you have in mind. How about next week, week of June 1? That gives us time to

prep and gives you time to get the invite out. If you want to suggest a
couple of dates, we'll lock one in.

Feel free to let us know if you need anything else. Really excited about
this — and looking forward to connecting again.

Cheers,
Karibu

[4] 2026-05-28 12:18 — Esther Wan[redacted]

Hi Karibu,

Sounds great! How about Thur, June 11 at 7:30am PT? It's early but hoping the India folks can join too.

I can set up the Zoom and host it. Are you okay with us recording for those who miss it?

I think plan is for everyone to use it, give Elevate feedback, and based on that, Elevate could work with you on a package to cover our community for some period of time. I'm happy to voice that over.

If that time/date works, I'll send an invite to you and our winner community. It will go out to about 100 or so folks and I'd expect 30 or so (and/or potentially their fundraising staff) to show up.

Esther.

]Elevate Prize]<https://elevateprize.org/>

ESTHER WANG

MANAGEMENT ADVISOR

Kenya +254 (0)758 479286

WhatsApp and US +1 (267) 970 2529

esther@elevateprize.org

ELEVATEPRIZE.ORG<https://elevateprize.org/>

[Tw]<https://twitter.com/ElevatePrize> [Li] <https://linkedin.com/company/elevateprize/> [In]
<https://instagram.com/elevateprize/> [In] <https://www.youtube.com/channel/UCqQ1aEYwIQZfatPIWGEHrdA/> [In]
<https://www.tiktok.com/@elevateprize>

Explore our fifth anniversary impact report<https://nexteraofimpact.elevateprize.org/>

[5] 2026-05-29 14:28 — Karibu Nyaggah[redacted]

That works! I'll plan for next Thursday June 11 at 7:30am and will look out
for your invite.

If there's anything else you'd like me to keep in mind about the audience,
let me know.

Cheers,
Karibu

p.s. — moved Justin to bcc

[6] [R] 2026-06-02 19:40 — JUSTIN

Hey Esther, hope you're doing well. Karibu has moved into a less active
co-founder/advisor role with Kindora, so I'm picking up some of his past
engagements.

Here's what I can see on our end from the June 11 session that Karibu led:

Four organizations set up accounts: The REACH Institute, Chef Ann
Foundation, Rise, and ReThink Citizens. Two of them used it seriously.

The REACH Institute researched around 805 funders and are still in the
platform. They liked it enough that *they moved themselves onto a paid plan
through July 2027* without anyone asking. That's the strongest signal from

the cohort.

Chef Ann Foundation researched around 847 funders and ran nine deep-dive analyses, the most detailed work anyone did, right through the end of the trial.

Rise and ReThink Citizens created accounts but didn't get going after the first day.

What I don't have is your side of the funnel. How many people ended up on the session, and what did you hear from the community afterward? Four accounts reads very differently against a room of ten than a room of forty, and it changes what I'd suggest doing next. Karibu said the Q&A was lively, so I suspect the interest was real and we just didn't make the next step easy enough.

One practical thing: the comped access for the three non-paying orgs runs out August 18.

One major feature we shipped to all users since that June session is individual prospecting. We had it as a white glove offering while we tested it, and now it's turned on across the board. Live demo here:

https://www.kindora.co/en/demo/individual-prospecting

Happy to pick this up and talk about deeper ways to partner if you think there's appetite.

Justin

p.s. - we just soft launched a crowd raise campaign on Wefunder if you're curious: https://wefunder.com/kindora

---

4. Seeting up the Sacred Spaces Foundation/Fund DAF for your family

Opened: 2026-03-12 [redacted] **ERNAL · NO LEGEND IN THREAD**
External participants

[1] 2026-03-12 06:49

Hey brother,

Hope your week is going well. Did you get a chance to connect with Felipe and the Blueprint team yet? Excited for you all to explore collaboration.

Wanted to follow up on the DAF strategy we talked about. Would love to support you and your family in getting DAF infrastructure set up.

Here is a DAF overview that Full Spectrum Advisors and Kinflow share with our partners that shows some of the ways you can use DAFs to leverage the power of your local community foundations to support your work and use Impact DAFs for integrated capital management.

Leveraging DAFs for Greater Impact: FSA + Kinflow
<https://docs.google.com/document/d/1ohxu3IcI5KqpR5Krq20L-zfaqFF8nZM16NOspPpl63Y/edit?tab=t.0>

I encourage you to fill out the MSC DAF Application form
<https://form.jotform.com/241226157828055/prefill/6646666d06626248f243fc82e88c>and get it set up soon! You only need 5K to get it started.

Here is an overview of all the programs and services at MSC. There may be other things here you might want to access.

https://movementstrategy.org/our-programs/

And, MSC is looking for new Board members and was thinking that you might really enjoy it! Let me know what you think!

Happy to do coffee or lunch soon if as well.

Taj

One other thing. .

A fund DAF naming question is whether to call it:

*Sacred Spaces Foundation or *
Sacred Spaces Fund

Depending on how you want to use it - you name it accordingly. If you want, you can raise money into your DAF and then redeploy from it. You can also raise grants into the *FS Impact Fund DAF *and I can make investments into your company. This is something we do for partners who need to increase the amount of investment (vs grants) into their venture and have friends who will donate towards that goal.

--

Taj James

taj@fullspectrumlabs.org <tajjames@gmail.com>

Director

Full Spectrum Labs <https://fullspectrumlabs.org/>

Co-Founder

Full Spectrum Capital Partners <https://fullspectrumcapitalpartners.us/>

[image: image.png]

* <https://www.facebook.com/taj.james>**
<https://www.facebook.com/taj.james>*

[2] 2026-06-02 14:33 — Taj Ja [redacted]

Hey Justin,

Good to bump into you at Paulista last week. Hear you on the raising and waiting before you put the DAF structure in place. And I would suggest that as soon as you have 5K to put aside (even for tax management purposes) use it to launch the DAF.

Once it is in place you can use it to *fundraise other resources into and make impact investments and donations out of. *

It sets you up with an investment vehicle to move back into grantmaking and into impact investing, as you raise for your non-profit and your company. Keep it in mind - you can fill in the application now, get approved - so it's ready and when you have the 5K, and then you can drop it in and go!

Here are a few other cool things we are doing with our Impact DAF at MSC these days:

https://liberatedfutures.fund/

Leveraging DAFs for Impact
<https://drive.google.com/file/d/1tjtzP7xTbpjJ24CnY9bF-1A2I_uoKzNi/view?usp=sharing>

Let's catch up soon!

Taj

[3] [R] 2026-06-11 15:51 — JUSTIN

Hey brother,

Sally and I have been talking about the DAF and we're excited to get it started. Going to fill out the MSC application this next week and get the

structure in place even before we have meaningful dollars to drop in.

Quick update on the Kindora side: we're putting together the community round on Wefunder this summer. Karibu (my co-founder) is full-time on it, and we're in talks with Gerald Chertavian (Year Up founder) about coming on as Chair. Jessica Loman may have shared an early version of our 1-pager with you a couple weeks back. Sending you the latest here since it's evolved a bit. Pre-seed, $1-2M, SAFE + Revenue Share via Wefunder, intentionally not institutional VC.

This is exactly the kind of community-ownership, mission-locked, blended-capital play you've been pointing me toward for months. I'd love your read on the structure when we meet, and any thoughts on where you see fit with what Full Spectrum is doing.

When works for coffee or lunch? I can do most weekdays before 3pm. Full availability here:

https://calendly.com/truesteele/lunch-coffee-chat

Justin

[4] 2026-07-29 07:43 — Taj Jame [redacted]

Greetings brother!

Hope your week is going well. Thanks for sharing this. I have been working with Felipe and the Blueprint team to see if we can build Kindora into an investment portfolio we are working on. More on that soon!

Glad to hear you are ready to get the DAF set up? I can walk you through any questions or connect you with Lauren at MSC who leads the DAF program.

I am technically offline and "away from office" until September - but that means I just have fewer meeting everyday and I have time to focus on the things I can't get to when I am "in office". 😅

Would love to grab a meal soon. Head to Palm Springs for a Kinflow offsite next week but I will look for times on your calendar for the following.

Exciting momentum!

Taj

---

5. come alive

Opened: 2026-03-17 10[redacted]) · **EXTERNAL** · **NO LEGEND IN THREAD**
External participants:
[1] 2026-03-17 10:54 —

<p style="margin:0 0 12px 0">Hey Sean, quick update. The broader Come Alive campaign just went live. If you'd like to be part of it, here's the link:</p><p style="margin:0 0 12px 0">outdoorithmcollective.org/comealive</p><p style="margin:0 0 12px 0">Really appreciate you.</p><p style="margin:0">Justin</p>

[2] 2026-05-19 10:28 — Sean Me [redacted]

I let this slip. Been a crazy spring with family and the business. Good crazy but I've dropped balls left and right. We will do something here. Thanks for patience.

[3] [R] 2026-06-07 22:37 — JUSTIN

Hey man, all good. No pressure here. I feel like I can hardly manage to keep my head above water these days too.

If things calm down for you at all over the summer, let me know. I'm sure we'd have a good chat if could find some time to chat. I have a PBC startup Kindora that's getting a lot of traction of an Anthropic partnership <https://claude.com/customers/kindora>. We're purposefully not going the

traditional VC route and exploring a mix of angel, philanthropy, and even a community round with Wefunder. I'm sure you'd have a valuable perspective.

Justin

—
Justin R. Steele
https://www.truesteele.com/

---

6. Re: come alive

Opened: 2026-03 [redacted] **ND IN THREAD**
External particip [redacted]

[1] 2026-03-24 1 [redacted]

Thank you Gerald! So much of the Year Up DNA is deeply woven into Outdoorithm. Every time we circle up the camping chairs for our opening circle, Year Up is there.

As you may have seen, I also started a public benefit corporation, Kindora <https://www.kindora.co/>. We're democratizing access to fundraising for nonprofits. I used my engineering degree to build the platform with Claude Code and another developer. Over 300 nonprofits onboard and 30-50 signing up every week, accepted to three accelerators, just took on our first SAFE note from Camelback Ventures. I'm closing two enterprise deals where funders will pay for their portfolio orgs to access it.

Let me know if you do any venture investing. You'd be exactly the kind of person we'd love to have on as an angel investor if you do!

Justin

—
Justin R. Steele
https://www.truesteele.com/

[2] 2026-03-24 18:24 — "Chertavian, Gerald [redacted]

Will do something J, just back from out west.
Be well and best to the fam!
G

Get Outlook for iOS<https://aka.ms/o0ukef>

---

[3] 2026-03-24 23:09 — "Chertavian, Gerald [redacted]

Hi Justin,

I do a bit of angel investing and started an agentic AI company with 2 HBS grads, where I serve as Chair…called Workero.pro.

I tend to seek out opportunities where I can play a role that takes advantage of what I know how to do, scale businesses. In this case, I also know the nonprofit space well.

Feel free to send me whatever would be helpful here and give some thought to what you might need/want from someone like me.

Best to Sally and the kids and be well,

Gerald

P.S. full disclosure, I looked at getting involved with Grantlytics but they were only interested in $ versus engaging more broadly.

Get Outlook for iOS<https://aka.ms/o0ukef>

---

[4] 2026-03-25 11:10 — JUSTIN

Gerald, thank you. Congrats on Workero.pro.

Honestly, you're one of the first people I think of when I imagine who I'd want to build alongside. You saw what I could do at Year Up before I fully saw it myself.

My co-founder Karibu <https://www.linkedin.com/in/karibu/> (also HBS and one of the best humans you'll ever meet) and I are building Kindora with Anthropic, AWS, and a few others to change how capital flows to the nonprofits that need it most. Your business instinct for scaling and the networks you've built would be huge for us. And you're the most compelling social impact capital raiser I know! That's the DNA we're trying to build into the product. Not just intelligent matching. Relational bridging.

We'd take whatever time and capacity you could give and run with it. Let me send you some structured thoughts later this week and we can find some time to connect after I get past this Joshua Tree trip and the Good Tech convening in D.C.

Thank you for the kind words to Sally and the kids. Hope you and yours are well!

Justin

Justin

--
Justin R. Steele
https://www.truesteele.com/

[5] 2026-03-26 01:08 — "Chertavian, Geral [redacted]

Sounds like a plan Justin! I'd love to explore this once you get back, just let me know what works best. Would be amazing if there was a good fit!
I sent a donation in for the Joshua Tree trip and hope it all goes well.
Kind regards, G

Get Outlook for iOS<https://aka.ms/o0ukef>
____

[6] 2026-03-29 10:01 — JUSTIN

Hey Gerald, prepping 45 people for their first camping experience in the desert has taken over my whole week. We're hitting the road today. I'll get you some Kindora materials next week when I'm back from Joshua Tree.

Excited about this.

Justin

--
Justin R. Steele
https://www.truesteele.com/

[7] 2026-03-29 17:24 — "Chertavian, G [redacted]

All good! Enjoy Joshua Tree!

From: Justin Steele <justinrsteele@gmail.com>
Sent: Sunday, March 29, 2026 1:01 PM
To: Chertavian, Gerald <gchertavian@hbs.edu>
Subject: Re: come alive

Hey Gerald, prepping 45 people for their first camping experience in the desert has taken over my whole week. We're hitting the road today. I'll get you some Kindora materials next week when I'm back from Joshua Tree.

Excited about this.

Justin

--
Justin R. Steele
https://www.truesteele.com/

[8] 2026-05-17 15:48 — JUSTIN

Hi Gerald,

I haven't forgotten about you! And I [redacted] d thoughts I promised.

Quick Kindora update. Anthropic announced a partnership <https://claude.com/customers/kindora> with us mid-April and made our connector live inside Claude. Any nonprofit can search for open grants in plain English. ~1,000 queries a day, userbase jumped from ~300 to 1,000+ orgs. That product is more of a brand play though at the moment (lower margin or free, high volume).

The real revenue driver is the beta <https://www.linkedin.com/posts/justinrichardsteele_kindora-just-launched-individual-donor-prospecting-activity-7457436475173933056-yTkb> we just launched of individual donor prospecting at $10K-$20K per seat. 40+ orgs in the pipeline. Clear path to significant revenue, which means we're not feeling an urgent need to raise widely.

The biggest help right now is warm intros to nonprofits or funders/networks where individual giving really matters and they're at the scale for this ($5M-$50M budgets, dev teams in place). A handful of good intros over the next month or two would be huge.

I'd love to bring you on as a formal advisor. You're one of the first people I think of when I imagine who I'd want to build alongside, and it would be so fun to work together. Standard advisor agreement (equity vesting over a couple years), but happy to take your input on shape. Open to angel investment too, but given the revenue path, your advising and intros matter more.

I'll actually be in Boston, June 1-2. I'm taking our oldest three girls on a college tour. Coffee, or a walk through Harvard Yard with us the afternoon of the 2nd? Would be fun to reintroduce you to my girls.

One final ask. Do you still have Justin Pearson's contact info? You introduced us years ago and I lost everything in my old Google account. He's speaking <https://outsidedays.outsideonline.com/2026-industry-speakers/justin-j-pearson-babba> at the Outside Summit in Denver next week and Sally and a few other Black executive directors of outdoor orgs want to find him there.

Thank you again for the Joshua Tree gift. Means a lot. We had a magical time with the Outdoorithm Collective families out there.

Justin

--
Justin R. Steele
https://www.truesteele.com/

[9] 2026-05-18 16:07 — "Chertavian, G [redacted]

Hi J,
Glad to hear the Joshua Tree event went well...am sure it was very special for the families. Being one with the environment is our natural state...something we have moved away from as the world industrialized. However, that doesn't mean it isn't deeply important on many fronts.

Congrats on the Anthropic partnership, looks great. I just sold your service to someone in the UK who is raising a few hundred million dollars for the Fleming Initiative...most of the $ will come from the US. I mention what you do a lot as I teach fundraising each year to 160+ non-profit leaders at HBS for SPNM, plus another 40 through Upswell (a free program for under-resourced non-profit leaders to come to HBS to learn). I also will push Year Up United to take a look and feel they could benefit as well. Let's talk re what types of intros are most helpful and also how to make that happen.

I'm around the afternoons of June 1 and 2, let's agree a time and we can connect. I have an office at HBS and our home (124 Brattle St.) is a 5-minute walk from Harvard Square. I would love to get involved with Kindora, let's talk about what might make sense. I am going to commit to 1-2 more organizations where I think I can be additive and what you are doing is for sure interesting and up my alley.

JJP's coordinates are: justinjpearson1@gmail.com<mailto:justinjpearson1@gmail.com>. His cell is 571 275-9869. He is super busy at the moment given the redistricting that happened in TN. If you need to get hold of him, I can do that, although I know he is inundated with what's happening politically at the moment as he runs for Congress.

Talk soon and be well, GC

[10] 2026-05-22 19:46 — "Chertavian, Gerald" [redacted]

Hi Justin, Love all of the below, although sorry to hear about Karibu, that sucks! Wondering whether that might alter (or not) your need for short term funding?

The woman who supports Lord Darzi (who is leading the Fleming Initiative) is Didi Thompson (deidre.thompson@imperial.ac.uk<mailto:deidre.thompson@imperial.ac.uk>). Didi joined the call I had with Lord Darzi and followed up the meeting with call notes. They were going to be checking Kindora out. I can reach out to her to see if she wants to connect with you on it, let me know.

June 1st works, I can meet between 2pm and 3:45pm at our place in Cambridge (124 Brattle Street). Let me know what works and we can confirm. Love to see the girls and we can chat about the advisor role as well. I obviously don't know enough about the organization, or your hopes and plans for it going forward, although would love to learn more. Just to put a few options in your head, I have taken two paths with other teams in the past:

* The Advisor Role: Some vesting options, often no cash investment made – no fixed meetings but able to talk, advise, open doors, get on the phone as needed. I see this more as a low commitment on both sides, but potentially useful. Not a bad option, but not a deeply engaged one.

* The Chair Role: Requires an investment in return for equity as well as options that vest and are tied to the Chair role (typically 1%-3% for the role, according to research), regular meetings, when appropriate Board meetings, open doors more actively, be available. The current organization I chair with two HBS grads is called www.workhero.pro<http://www.workhero.pro/>. It uses agentic AI to automate the back-office for small businesses in the trades (starting in HVAC). I led and raised 2 SAFE rounds for the org, and they led the seed round, with me as someone who (hopefully) gave the investors more confidence. We have raised $9.5M so far. I meet with the founders every week for 30 mins, am there whenever they need me, and have helped them to scale the business (which is the real value I add, given neither of them have scaled a business significantly and bump into all of the things that one does when traveling this path).

In the spirit of transparency, a couple of thoughts:

* I plan to take on 1-2 more roles as Chair and tend to choose orgs where I know and trust the founder(s) and feel I can add value. I am in conversation with two other founders at the moment. I like putting in some cash (skin in the game matters), and I like being closer to the founders as they grow the org. I have found with other orgs that the Advisor Role can devolve into a role without much proximity or impact and neither party gets a lot from it. So, I am partial to getting more involved with fewer orgs where we share similar values and aspirations for the business and where I can add value.

* There is another org in a similar space as Kindora called Grantlytics<https://grantlytics.co/>, which approached me recently. As you can see, my colleague, Brian Trelstad, joined them as an Advisor. Like you, they are experiencing lots of incoming interest. I am guessing there are several more in this space, if not many more, and only a few will ultimately thrive and survive.

* I appreciate that the need for start-up funding is less given the ability to get to cash flow positive more quickly, but scaling up fast in what will be a competitive market will require

[11] 2026-05-26 00:54 — JUSTIN

Hey Gerald, Karibu and I talked through your note. We love the Chair direction and want to dig in more.

Monday June 1 at 2:00pm at 124 Brattle works perfectly. I'll bring the girls and I catch you up live on this wild ride we're on and we can talk it through a bit. Let me know if 2:30pm fits your day better.

A couple of things ahead of Monday:

- Growing large customer sales is our biggest opportunity right now, and you're one of the best go-to-market leads I've ever known. We have a lot of in-bound interest, and I've closed multiple contracts when I focus my capacity in that direction, but I'm spread very thin. Karibu is starting to

take this over post-Meta layoff.
- On the raise itself: we're exploring a community capital round on Wefunder this summer/fall, post-money SAFE, public launch likely August/September. The thinking is to raise from the community we serve and the folks in our community rather than traditional VC, on purpose, but with an avenue for accredited investors to contribute larger dollars as well. Your role as Chair would naturally tie to anchoring the round, which also gives your board seat a clean structural home as the SPV class representative. Happy to walk through more of the structure Monday.
- I'm hoping to meet with our lawyers at MoFo this week to walk through our fundraising plans, governance and the chair structure so we're aligned on what's clean before we sit down. MoFo are the foremost experts in PBCs and social venture businesses, so it will be fun to break new ground with them and you on this. I'll hopefully have a short brief on the community round structure ready to share with you Monday.
- Karibu would love to meet you separately too. Could we set up a 30-min Zoom in the next week or two? He's leading sales day-to-day now and you two should know each other.

[12] 2026-05-26 15:41 — "Chertavian, Geral [redacted]

Thanks Justin,
Look forward to seeing you on June 1...2pm is better as I have a hard stop at 3:55pm. Couple of thoughts on the below and a few more to add:

* Love to meet with Karibu. Copying Rhonda Tanner to help with scheduling a 30-min Zoom call. Thanks Rhonda!!

* Will be helpful to hear how you are defining large customer sales, as well as gaining an appreciation for how you will go to market.
* Ditto for how you envision structuring your raise.
* Look forward to hearing what MoFo has to say given their expertise in this market.
* Will reach out to Didi to see if she would like to explore. Stay tuned. Assume you will progress the YU intro.
* Interested to hear what you think about others in this field (Candid, Grantlytics, Instrumentl ($55M raised from Summit), DonorSearch, GrantStation, etc.) and what one needs to do to win. You will know a lot more about this given what you have done, although from what I can see there are two battles to win in this space: 1) beating others who offer this service, and 2) ensuring that what you do is demonstrably better than what one can create using an LLM. I doubt the LLMs will care about the space (non-profits always seem to be last on the list of those targeted), although they will be attacking a lot of verticals shortly. My sense is that your Series A investor will want to understand the answers to 1 and 2 above. Getting your SAFE/Seed done won't be the problem...getting from Seed to Series A is currently less than a 30% success rate as money shifts from Series A to Seed.

Look forward to seeing you and safe travels to the east coast. Be well, GC

[13] [R] 2026-05-26 17:16 — JUSTIN

--
Justin R. Steele
https://www.truesteele.com/

---------- Forwarded message ---------
From: Tanner, Rhonda <rtanner02@yearupunited.org>
Date: Tue, May 26, 2026, 10:58 AM
Subject: RE: come alive
To: Chertavian, Gerald <gchertavian@hbs.edu>, Justin Steele <
justinrsteele@gmail.com>

Thank you, Gerald

Hi Justin,

I hope this email finds your day going well.

May I offer the following date time options for a call.

Wednesday, 6/3: 4:00-5:00pm ET

Thursday, 6/4: 1:00-2:00pm ET

Friday, 9:00-12:00pm or 1:00-3:00pm ET

Monday, 6/8: 2:00-5:00pm ET

Tuesday, 6/9: 9:00-12:00pm or 1:00-5:00pm ET

I look forward to hearing back.

Many kind regards,

Rhonda Tanner

Executive Assistant, to:

Gerald Chertavian, Founder + Senior Advisor

Garrett Moran + Greg Walton, YUU National Co-Board Chair(s)

Eric Westphal, COO

rtanner02@yearupunited.org | (617) 275-3499

[image: A black background with orange and black Description automatically generated]

From: Chertavian, Gerald <gchertavian@hbs.edu>
Sent: Tuesday, May 26, 2026 11:41 AM
To: Justin Steele <justinrsteele@gmail.com>
Cc: Tanner, Rhonda <rtanner02@yearupunited.org>
Subject: RE: come alive

Thanks Justin,

Look forward to seeing you on June 1…2pm is better as I have a hard stop at 3:55pm. Couple of thoughts on the below and a few more to add:

- Love to meet with Karibu. *Copying Rhonda Tanner to help with scheduling a 30-min Zoom call. Thanks Rhonda!!*

- Will be helpful to hear how you are defining large customer sales, as well as gaining an appreciation for how you will go to market.
- Ditto for how you envision structuring your raise.
- Look forward to hearing what MoFo has to say given their expertise in this market.
- Will reach out to Didi to see if she would like to explore. Stay tuned. Assume you will progress the YU intro.
- Interested to hear what you think about others in this field (Candid, Grantlytics, Instrumentl ($55M raised from Summit), DonorSearch, GrantStation, etc.) and what one needs to do to win. You will know a lot more about this given what you have done, although from what I can see there are two battles to win in this space: 1) beating others who offer this service, and 2) ensuring that what you do is demonstrably better than what one can create using an LLM. I doubt the LLMs will care about the space (non-profits always seem to be last on the list of those targeted), although they will be attacking a lot of verticals shortly. My sense is that your Series A investor will want to understand the answers to 1 and 2 above. Getting your SAFE/Seed done won't be the problem…getting from Seed

```
   to Series A is currently less than a 30% success rate as money shifts from
   Series A to Seed.



Look forward to seeing you and safe travels to the east coast.  Be well, GC



*From:* Justin Steele <justinrsteele@gmail.com>
*Sent:* Tuesday, May 26, 2026 3:54 AM
*To:* Chertavian, Gerald <gchertavian@hbs.edu>
*Subject:* Re: come alive



Hey Gerald, Karibu and I talked through your note. We love the Chair
direction and want to dig in more.

Monday June 1 at 2:00pm at 124 Brattle works perfectly. I'll bring the
girls and I catch you up live on this wild ride we're on and we can talk it
through a bit. Let me know if 2:30pm fits your day better.

A co
```

[14] 2026-05-26 17:58 — "Tanner, Rhonda [redacted]

```
Thank you, Gerald

Hi Justin,

I hope this email finds your day going well.

May I offer the following date time options for a call.

Wednesday, 6/3: 4:00-5:00pm ET
Thursday, 6/4: 1:00-2:00pm ET
Friday, 9:00-12:00pm or 1:00-3:00pm ET
Monday, 6/8: 2:00-5:00pm ET
Tuesday, 6/9: 9:00-12:00pm or 1:00-5:00pm ET

I look forward to hearing back.

Many kind regards,

Rhonda Tanner
Executive Assistant, to:
Gerald Chertavian, Founder + Senior Advisor
Garrett Moran + Greg Walton, YUU National Co-Board Chair(s)
Eric Westphal, COO
rtanner02@yearupunited.org<mailto:rtanner02@yearupunited.org> | (617) 275-3499

[A black background with orange and black  Description automatically generated]
```

[15] 2026-05-26 18:30 — JUSTIN

```
+Karibu Nyaggah <karibu@kindora.co> to chime in with his availability. I'll
have the opportunity to see Gerald next week, and I think it would be great
for Gerald and Karibu to spend some time 1-2-1.

--
Justin R. Steele
https://www.truesteele.com/
```

[16] 2026-05-26 19:51 — JUSTIN

```
Great. Just sent you a calendar hold for 2pm Monday.

On the field: here's how I've been thinking about who wins. Excited to bat
this around with you.

*Candid and Instrumentl.* They're well-built products (Instrumentl moreso
than Candid), and generally well reviewed by the ~15% of nonprofits that
can afford $300-$500/month with annual contracts. That's exactly why they
```

won't descend. Summit's $55M funds enterprise sales and ARPU expansion, not a $25/month tier that would cannibalize their best customers. Classical Innovator's Dilemma: incumbents flee upmarket, not down. That leaves the 85% structurally unserved, which is the opening we're built for. Add free MCP distribution they can't easily counter, a two-front product (institutional grants + individual donor intelligence), and foundations-as-channel where one sale brings 40-80 nonprofits onto the platform.

The startups. Distribution race, and we have some real advantages here. My 8,300+ social-sector LinkedIn followers who convert (one LinkedIn post drove ~190 signups in 72 hours). Featured in the Blackbaud, AWS, and Deloitte accelerators. Anthropic partnership and Claude connector: 1,000+ nonprofits, 6x growth in 8 days at launch. A decade as the Americas lead at Google.org means I'm connected to the decision makers at most large foundations, and they're starting to express a lot of interest (Omidyar, Tides, Gates, McGovern, etc.).

Engineering velocity. AWS funded a dev vendor to build us a $23K feature. I built my own version alongside them, solo. After a month, mine was 40% better and they conceded. That's the gap between funded dev teams and a founder-coder with the lived expertise. None of the other technical founders in this space have my combination of technical skills, network and understanding of the problem space having led on all sides of the table. My Google network also gives us direct line to the best engineers when it's time to scale.

DonorSearch and iWave. I've used iWave, 10,000 leads, steep UI, no AI, no help converting capacity scores into actual asks. Our individual prospecting targets that exact gap. Already $42K of consulting revenue (SFEF $32K, TNTP $10K, ~95% margin), lots more in the pipeline.

The LLM question. A nonprofit can ask Claude basic questions today. Our defensibility is three things: (1) real-time data the LLMs don't have: we scrape 50K US and 30K European funder sites weekly with a proprietary script to parse open/closed status, eligibility, deadlines; (2) a data flywheel from 1,000+ users and ~1,000 daily Claude queries: every pipeline transition (researched, applied, awarded, declined) makes our matching better than any generic model; (3) individual donor intelligence across nine data sources, which compounds. The proof: Change Agent AI is an LLM-native platform that spent a year trying to build this. They conceded our version was better and now route their users through our MCP connector.

Base case is reaching cash-flow positive on this raise. Series A is a real option to accelerate beyond that, and your #1 and #2 are exactly the questions we'd need to nail to run that play. Which is part of why having you in the room matters so much!

Justin

--
Justin R. Steele
https://www.truesteele.com/

[17] 2026-05-27 14:11 — "Tanner, Rhon [redacted].org

Wonderful, I'll wait to hear from Karibu.

Thanks!

Rhonda Tanner
Executive Assistant, to:
Gerald Chertavian, Founder + Senior Advisor
Garrett Moran + Greg Walton, YUU National Co-Board Chair(s)
Eric Westphal, COO
rtanner02@yearupunited.org<mailto:rtanner02@yearupunited.org> | (617) 275-3490

[A black background with orange and black Description automatically generated]

[18] 2026-05-29 13:25 — Karibu Nyog [redacted]

Hi Rhonda,

Thanks for sending out these times! Next Thursday or Friday at 1pm ET would work well with a slight preference for Friday.

Gerald - pleasure meeting you virtually and excited to connect with you next week. Thanks as well for the thoughtful questions you sent through.

Karibu

[19] 2026-05-29 20:43 — "Chertavian, Gerald [redacted]

Look to toward to speaking soon!
Rhonda will help finalize.
Kind regards and be well, Gerald

Get Outlook for iOS<https://aka.ms/o0ukef>
____

[20] 2026-05-29 21:17 — "Tanner, Rhond [redacted]

Thank you, Gerald

Hello, Nyaggah,

We are now all set for next Thursday, 6/4 @ 1:00pm ET (via Zoom).

Please do not hesitate to reach out if anything changes.

Many kind regards,

Rhonda Tanner
Executive Assistant, to:
Gerald Chertavian, Founder + Senior Advisor
Garrett Moran + Greg Walton, YUU National Co-Board Chair(s)
Eric Westphal, COO
rtanner02@yearupunited.org<mailto:rtanner02@yearupunited.org> | (617) 275-3499

[A black background with orange and black Description automatically generated]

---

7. follow up!

Opened: 2026-04- [redacted] **O LEGEND IN THREAD**
External participa
[1] 2026-04-23 21:

Hey Justin,

Following up from LinkedIn as promised. Congrats again on the Kindora launch — genuinely fun to watch it land with my network.

The question I floated: we're exploring an MCP connector for Kolab (virtual facilitation platform for nonprofits and social impact orgs — getkolab.ai) and I'm trying to figure out the right path in at Anthropic. I wrote to Liz Kelly on the beneficial deployments team a while back and didn't hear back, which is fair given what I imagine her inbox looks like. Zach at Vera Solutions has been my closest reference point for how these partnerships come together from the outside.

Two things that would help, if either is easy:

1. Any sense of who's actually worth chatting with over there for something like this?
2. How did your Anthropic relationship come together? Curious about the shape of it more than anything — warm intro, cold outreach, program application, something else?

No pressure at all if the answer is "it's complicated" or "I don't really know." Happy to keep supporting Kindora on my end regardless — let me know if there's anything specific that'd be useful as you're building momentum.

Nick
Cheers,
Nick

***

Nick Martin

Founder & CEO, TechChange

M 240 505 2324 | www.techchange.org | LI: /nicholascmartin
<https://www.linkedin.com/in/nicholascmartin/>

[2] 2026-04-24 19:52 — JUSTIN

Hey Nick,

Happy to help. The short answer is, it's complicated, but I'm happy to unpack it for you.

I knew a couple of the beneficial deployments team members before they went over to Anthropic. As you probably know, they've grown that team quite a bit in the last year and have been onboarding great folks. I was accepted to an accelerator at AWS, and as I was preparing to head up, I noticed Anthropic on the agenda. I reached out to the folks I knew, and they said Liz Kelly was actually the one going and wondered if I might co-present with her and share my story of developing Kindora with Claude Code. That's when I met Frances Pye, who leads the small and mid-sized nonprofit engagement work on Liz's team:

https://www.linkedin.com/in/frances-p-b3a028103/

Long story short, the presentation with Liz went well, and the team got interested in telling the Kindora origin story to a broader audience. Frances connected me to the social impact marketing team at Anthropic and also encouraged me to consider developing an MCP connector they could feature in Claude. I built the connector over a weekend and then played the scheduling game with Anthropic's marketing team for months before we finally had a meeting. After that it was a matter of shepherding the story through to publication and working with Frances to get connected to the engineers who could approve the connector. It sat in the approval queue for weeks, but Frances helped me get connected to the engineers, who approved after some fixes.

So that's the shape of it. A mix of warm connections that predated Anthropic, good timing with the accelerator, and then a lot of patience on the marketing and engineering side. Not super replicable, unfortunately, but hopefully useful context.

[3] 2026-04-29 12:26 — Will Ches [redacted]

Hi Justin,

Stepping in here - Nick's on paternity leave until June, and I was cc'd on his original note. Didn't want your reply to sit.

Really appreciate your detail on how it came together. The accelerator → Liz Kelly → Frances Pye sequence is the kind of context that's hard to get from outside. And the engineering-approval pipeline context is very useful since the MCP connector build itself is on my roadmap.

Thanks again for taking the time on this. Hope the Kindora momentum keeps building!

Will

William Chester
CTO, TechChange
he / him / his
https://www.techchange.org
@techchange

[4] 2026-04-29 12:27 — JUSTIN

Happy to be helpful Will. Cheering you guys on!

On Wed, Apr 29, 2026 at 12:26 PM Will Chester <will@techchange.org> wrote:

```
> Hi Justin,
>
> Stepping in here – Ni[redacted] June, and I was cc'd on
> his original note. Di[redacted]
>
> Really appreciate your detail on how it came together. The accelerator →
> Liz Kelly → Frances Pye sequence is the kind of context that's hard to get
> from outside. And the engineering-approval pipeline context is very useful
> since the MCP connector build itself is on my roadmap.
>
> Thanks again for taking the time on this. Hope the Kindora momentum keeps
> building!
>
> Will
>
> William Chester
> CTO, TechChange
> he / him / his
> https://www.techchange.org
> @techchange
>
> On Fri, Apr 24, 2026, 7:53 PM Justin Steele <justin@kindora.co> wrote:
>
>> Hey Nick,
>>
>> Happy to help. The short answer is, it's complicated, but I'm happy to
>> unpack it for you.
>>
>> I knew a couple of the beneficial deployments team members before they
>> went over to Anthropic. As you probably know, they've grown that team quite
>> a bit in the last year and have been onboarding great folks. I was accepted
>> to an accelerator at AWS, and as I was preparing to head up, I noticed
>> Anthropic on the agenda. I reached out to the folks I knew, and they said
>> Liz Kelly was actually the one going and wondered if I might co-present
>> with her and share my story of developing Kindora with Claude Code. That's
>> when I met Frances Pye, who leads the small and mid-sized nonprofit
>> engagement work on Liz's team:
>>
>> https://www.linkedin.com/in/frances-p-b3a028103/
>>
>> Long story short, the presentation with Liz went well, and the team got
>> interested in telling the Kindora origin story to a broader audience.
>> Frances connected me to the social impact marketing team at Anthropic and
>> also encouraged me to consider developing an MCP connector they could
>> feature in Claude. I built the connector over a weekend and then played the
>> scheduling game with Anthropic's marketing team for months before we
>> finally had a meeting. After that it was a matter of shepherding the story
>> through to publication and working with Frances to get connected to the
>> engineers who could approve the connector. It sat in the approval queue for
>> weeks, but Frances helped me get connected to the engineers, who approved
>> after some fixes.
>>
>> So that's the shape of it. A mix of warm connections that predated
>> Anthropic, good timing with the accelerator, and then a lot of patience on
>> the marketing and engineering side. Not super replicable, unfortunately,
>> but hopefully useful context.
>>
>> On the who-to-talk-to question, I don't want to steer you wrong since I
>> only know a small slice of the org, but Frances is genuinely the right door
>> for small and mid-sized nonprofit work. Her LinkedIn is above if you want
>> to try reaching out directly. Liz's inbox is a tough one, as you guessed.
>>
>> Hope that helps. Thanks again for the Kindora support, it's made a real
>> difference.
>>
>> Justin
>>
>> On Thu, Apr 23, 2026 at 7:57 AM Nick Martin <nick@techchange.org> wrote:
>>
>>> Hey Justin,
>>>
>>> Following up from LinkedIn as promised. Congrats again on the Kindora
>>> launch – genuinely fun to watch it land with my network.
>>>
```

>>> The question I floated: we're exploring an MCP connector for Kolab
>>> (vir

[5] 2026-07-24 08:47 — Nick Mar [redacted]

Justin!

Been loving Kindora, so consider this partly a fan note.

Since we last traded notes, we've built a couple of MCP connectors, one for Kolab (our collaboration tool) and one for a website builder called LanLan. Caught up with Joanne recently too, sounds like you two are working together now.

Had one other idea I wanted to float. Since moving to Bangkok I've been thinking a lot about philanthropy in Asia, especially the family office world in Singapore and Hong Kong. Almost none of it is documented well (or the people that are documenting it aren't really sharing it), it's all relationship-based, and there's no 990 equivalent to pull from. Joanne mentioned Kindora is mostly US for now but going global, so I wondered if there's something worth exploring together. I'm sure it's already on your radar.

Would love to grab time next week if you have a window. Here's my calendar: https://calendly.com/nickatnoon/30-minute-meeting-2026. I'm 11 hours ahead of the East Coast these days, so if nothing there lines up, just reply and we'll sort something out. One heads up, I'm off for part of the first half of August.

And happy to help get the word out on Kindora regardless. A lot of my LinkedIn network is knee-deep in fundraising right now and would get real use out of it.

Nick

***

Nick Martin

Founder & CEO, TechChange

M 240 505 2324 | www.techchange.org | LI: /nicholascmartin
<https://www.linkedin.com/in/nicholascmartin/>

[6] [R] 2026-07-29 00:33 — JUSTIN

Hey Nick! Would love to talk and find ways to support each others work and collaborate. And yes, working with Joanne now. Super fun.

I grabbed time in mid-August. Happy to try for something sooner if you want, but obviously the time differences are tough. I generally prefer early evening my time to early morning (four kids make mornings crazy).

Also, we're starting to think about how to do an investor raise for Kindora (we're a public benefit corporation) but keep it mission locked and not extractive. I've explored a lot of different options, but ultimately am landing on a combo crowd raise + dedicated lanes for investors and philanthropy. Kindora's community round is a SAFE paired with a revenue share capped at 1.5x, so capital comes back through operations rather than an exit, with a lane for foundation capital on PRI-style terms and the mission locked into our PBC charter. Soft launch at wefunder.com/kindora, public in September. Not sure if you invest at all, but would love to have you as an investor at any level (min investment $100) and to share more broadly when the opportunity is open to the general public (feel free to share selectively now). I'm hoping our users and the social sector can own this with me!

[7] 2026-07-29 18:05 — Nick M [redacted]

Justin,

Mid-August works great, that's right after I'm back. And happy to take the early morning my time/evening your slot. Four kids beats any excuse I've

got.

Glad to hear about Joanne. Shes the best.

---

8. Kindora concept memo and $350K ask

Opened: 2026-05-01 06:00 · **Messages:** 2 (2 outbound) · **EXTERNAL** · **NO LEGEND IN THREAD**
External participant [redacted]

[1] 2026-05-01 06:00 — JUSTIN

Hey Matt, thanks for the good conversation and challenge last week. Concept
memo here
<https://docs.google.com/document/d/1O3bc64j-z0QT3kYVJZwrd7aeCQ41uDH3vMrjdG7HlPE/edit?usp=sharing>
for
your review.

The ask: $350,000 Year 1 anchor, routed through Realize Impact or a comparable 501(c)(3) intermediary. Tightly scoped to GitLab beneficiary populations. Conservative scenario clears your $100/$1 lifetime earnings gate.

I'm meeting Nick next week and Michelle's team at the end of May. I'm excited to see if we can expand the scope with others' support.

Happy to answer questions and will defer to you on the right next steps.

Justin

--

Justin Steele

Co-Founder & CEO

justin@kindora.co

www.kindora.co

LinkedIn Profile <https://www.linkedin.com/in/justinrichardsteele/>

[2] [R] 2026-06-24 19:25 — JUSTIN

Hey Matt,

Loved sharing the stage with you at FMF last month. Your facilitation was excellent.

Wanted to send a couple of updates.

Since I sent over the concept memo, we signed our first foundation enterprise contract: one of the largest philanthropies in the Bay Area is putting their grantees onto Kindora. We've got several more of these in the pipeline. The grantee-portfolio model we sketched for you is now in motion, which means the path to making it work for GitLab's beneficiary populations is more concrete than it was in May.

The $350K proposal is still on the table from our side. Separately, we're putting together a community round on Wefunder this summer ($1-2M, SAFE + Revenue Share, intentionally not institutional VC). I've attached our community round one-pager so you can see the structure.

Forbes also ran a piece on the round structure on June 4:
https://www.forbes.com/sites/aparnarae/2026/06/04/grants-fund-programs-ownership-funds-the-future/

Three doors, in case any of them help:

1. The original PRI / recoverable grant route, now de-risked by the comparable foundation deal

```
2. GitLab participating in the community round
3. Just your thinking, if neither of the above lands for you right now

Happy to grab time if useful:
https://calendly.com/justin-kindora/justin-meet

Justin

—
Justin Steele
Co-Founder & CEO, Kindora
justin@kindora.co | www.kindora.co
```

---

9. Seattle meeting

Opened: 2026-05-04 [redacted]

```
[redacted]

[redacted] to
meet with you this Wed/Thurs, with Thurs having more flexibility.

I know you're short on time given AWS Accelerator requirements, but
hopefully y'all can find some time. I think it'd be really high value given
your posting. Excited for what you're building with Kindora!

Brian Howe
206.659.0491
```

[2] 2026-05-04 17:40 — JUSTIN

```
Hey Matt, great to be connected. Thanks for the intro Brian.

No need to force it if a meeting doesn't work out. Thursday is a little
tight, but I'm free anytime before 9am for breakfast/coffee. I need to be
at AWS (1007 Stewart St.) at 9am for a kick off session. I'm staying at the
Hyatt Regency nearby. I could also step out between 11:30-12:30 Thursday
and meet you nearby or chat in the AWS Skills Center lobby.

If neither of those works, happy to just set up a call, but these days,
I'll always try to see if an in person can work first!

Justin
```

[3] 2026-05-05 09:01 — Matt Eld [redacted]

```
Hi, Justin - likewise. Thanks, Brian.

Happy to meet up at 11:30am Thu at/near the AWS Skills Center - lobby is
fine by me. Will send an invite. My cell if needed: 206.331.2868.

In case it's helpful in advance, here's a bit more about our philanthropic
investment program. Since 2020, we've moved $85M+ mostly from DAFs into
400+ impact investments globally. Founders tell us the best approach is to
add to the end of your pitch, "By the way, you can also invest using your
DAF <https://realizeimpact.org/btw-you-can-use-a-daf-to-invest/>." This is
usually the first time investors realize they can use a DAF to invest and
recover returns back into their DAF. In simple terms, it's a grant to us
and eventually a grant from us back to their DAF. In the meantime, we
handle the impact investing activity. That simplicity means it's easy to
understand, we can move quickly, and our fees are very low. Details:

   - Overview on our website: https://realizeimpact.org/phig
   - Short form for someone to recommend an investment:
   https://realizeimpact.org/phig-form
   - 1-pager - https://realizeimpact.org/1-pager
   - FAQs: https://realizeimpact.org/phig/faq
```

Best,

Matt Eldridge (he/him)
Executive Director, Realize Impact <https://realizeimpact.org/>

[4] 2026-05-05 14:34 — JUSTIN

Amazing. Looking forward to it Matt. Thanks for sending over those
materials, I'll be sure to review them before we meet.

My cell is 415-044-0345 in case anything comes up.

Thank you for being willing to come to me at AWS!

Justin

[5] 2026-05-05 17:27 — Matt Eldridge [redacted]

Looking forward to it too! No worries - I don't get over to Seattle often
but have another meeting taking shape so the timing is good.

Matt Eldridge (he/him)
Executive Director, Realize Impact <https://realizeimpact.org/>

[6] 2026-05-05 21:12 — JUSTIN

---------- Forwarded message ---------
From: Matt Eldridge <matt@realizeimpact.org>
Date: Tue, May 5, 2026 at 9:02 AM
Subject: Re: Seattle meeting
To: Justin Steele <justin@kindora.co>
Cc: Brian Howe <brian@wyttmab.com>

Hi, Justin - likewise. Thanks, Brian.

Happy to meet up at 11:30am Thu at/near the AWS Skills Center - lobby is
fine by me. Will send an invite. My cell if needed: 206.331.2868.

In case it's helpful in advance, here's a bit more about our philanthropic
investment program. Since 2020, we've moved $85M+ mostly from DAFs into
400+ impact investments globally. Founders tell us the best approach is to
add to the end of your pitch, "By the way, you can also invest using your
DAF <https://realizeimpact.org/btw-you-can-use-a-daf-to-invest/>." This is
usually the first time investors realize they can use a DAF to invest and
recover returns back into their DAF. In simple terms, it's a grant to us
and eventually a grant from us back to their DAF. In the meantime, we
handle the impact investing activity. That simplicity means it's easy to
understand, we can move quickly, and our fees are very low. Details:

- Overview on our website: https://realizeimpact.org/phig
- Short form for someone to recommend an investment: https://realizeimpact.org/phig-form
- 1-pager - https://realizeimpact.org/1-pager
- FAQs: https://realizeimpact.org/phig/faq

Best,

Matt Eldridge (he/him)
Executive Director, Realize Impact <https://realizeimpact.org/>

[7] [R] 2026-05-26 00:33 — JUSTIN

<p style="margin:0 0 12px 0">Matt,</p>

<p style="margin:0 0 12px 0">Thanks again for making the trip in from Bainbridge to meet me at AWS. I really enjoyed the conversation, and it's stayed with me.</p>

```
<p style="margin:0 0 12px 0">Since Seattle, I've been thinking a lot about how to put together a package that makes it easy for philanthropic funders to say yes, and that could serve as a playbook for other social-impact startups taking this path. That's the direction Kindora is moving in, and Karibu and I would love for Realize Impact to be a partner on both: on the Kindora raise itself, and on the broader sector playbook we'd build alongside it.</p>

<p style="margin:0 0 12px 0">Two docs attached:</p>

<ol style="margin:0 0 12px 0; padding-left:24px">
<li style="margin:0 0 4px 0"><b>Kindora Community Round Brief</b> (the working structure we're exploring). Section 4(c) is the PHIG pathway specifically.</li>
<li style="margin:0 0 4px 0"><b>Kindora New Capital Playbook</b> (the bigger arc we think Kindora + Wefunder + Realize Impact could become together for mission-driven founders).</li>
</ol>

<p style="margin:0 0 12px 0">What we'd love your take on:</p>

<ul style="margin:0 0 12px 0; padding-left:24px">
<li style="margin:0 0 4px 0">Whether the proposed structure could actually work, particularly the route through Wefunder's Reg D lane (or whether direct to the company would be cleaner)</li>
<li style="margin:0 0 4px 0">The right next steps from your end: diligence, charitable-purpose memo, minimums that make the economics work for both sides</li>
</ul>

<p style="margin:0 0 12px 0">The demand is real. We already have a major funder who has expressed interest in contributing a grant to our raise. We'd want to figure the structure out with you before introducing them.</p>

<p style="margin:0 0 12px 0">Let me know how you'd like to take this forward. Karibu's cc'd.</p>

<p style="margin:0">Justin</p>
</div>
```

[8] 2026-06-08 00:00 — JUSTIN

Hi Matt,

Wanted to make sure my note didn't get buried after your travels. No pressure on timing, just keeping the thread warm.

When I talked with Aparna Rao (a Forbes contributor I know), I mentioned Realize Impact and the work you're doing. She wrote you into the piece, which ran last week:

https://www.forbes.com/sites/aparnarao/2026/06/04/grants-fund-programs-ownership-funds-the-future/

It names Realize Impact directly in the section on PRIs, MRIs, and the path for foundations to fund infrastructure rather than just programs.

Happy to walk through whenever your week allows.

Justin

[9] [RL] 2026-07-22 00:48 — JUSTIN

Hi Matt,

Quick update since my last note. We're live in soft launch at wefunder.com/kindora, with the public launch planned for September. The structure landed right where we discussed in Seattle: SAFE plus revenue share, capital returned through operations instead of an exit, terms deliberately concessionary so philanthropic capital can participate.

I'm assembling the philanthropic lane now. Foundations have a direct PRI path, and I'd love to consider Realize Impact as the DAF door. I'm starting to point donors somewhere in August, so this is the moment.

If the PHIG route is a fit, what do you need from me to get Kindora approved? And if it's not a fit, no hard feelings, just tell me so I can plan around it.

Justin

A note for good order: this is not an offer to sell securities and we are not accepting funds now. Any indication of interest is non-binding, and an

```
investment could only be made through Wefunder after we file our offering
statement with the SEC.
```

---

10. Hiring Google Employees?

Opened: 2026-05-12 1 : M : 4 t n · **ADVISOR · LEGEND PRESENT**
External participant [redacted]

[1] 2026-05-12 18:55 — JUSTIN

```
Hi David and William, quick question for you. My company Kindora is getting
a lot of traction after a successful partnership with Anthropic (not yet
financially lucrative, but on its way to big user growth and possibly to
contracts that will start to generate revenue). I'm starting to consider
bringing on additional founding team members, and my former direct reports
at Google are an obvious place for me to look. Many of them are very
unhappy given all the things our case is about and more.

Would hiring a former direct report from Google onto my Kindora team
complicate our case in any way?

Justin


--
Justin R. Steele
https://www.truesteele.com/
```

[2] 2026-05-13 17:29 — David Lowe [redacted]

```
Hi Justin,

We are going to first look to see what documents you may have signed that could restrict your ability to hire a Google employee.
We can then discuss with you the risks you should consider.

Best,
David
```

[3] 2026-06-30 12:31 — JUSTIN

```
Hi guys, circling back here. I have a current Google employee who would
like to do some freelance work with me outside of their Google hours. He's
on the Google.org team and used to report to me. He would be doing some
sales and account management work for Kindora, signing up nonprofits for
Kindora plans. Are there any significant red flags here that would prevent
me from engaging him? He would of course clear everything on the Google
side as well through their ethics and compliance team.

Justin


--
Justin R. Steele
https://www.truesteele.com/
```

[4] 2026-07-01 21:06 — "William P. McElhinn [redacted]

```
Hi Justin,

Sorry for not getting back to you about this earlier. You signed a non-solicitation provision as part of your At-Will Employment,
Confidential Information, Invention Assignment and Arbitration Agreement which prevented you from soliciting Google employees for
12 months after leaving the company (attached, emphasis added):

7. Solicitation of Employees.
To the fullest extent permitted under applicable law, during my employment with Google and for twelve months immediately following
its termination for any reason, whether voluntary or involuntary, with or without cause, I will not directly or indirectly solicit
any of Google's employees to leave their employment.

However, that was signed in August 2014 and in 2019 Google announced that it would cease enforcing these provisions: Google Ends
'No Poaching' Requirement for Former Employees<https://news.bloomberglaw.com/daily-labor-report/google-ends-no-poaching-
requirement-for-former-employees>
```

According to the Bloomberg article:

The company said in a recent court filing that it's no longer enforcing its non-solicitation agreements. A Google spokesperson confirmed the decision in a June 10 e-mail to Bloomberg Law. The spokesperson didn't respond to Bloomberg Law's questions about how long Google has had a non-solicitation clause in employment contracts.

"[W]e have implemented a policy in which Google waives its right to prohibit former employees from soliciting current employees," the spokesperson said. Google announced the decision in May, according to the court filing, which came in response to a lawsuit challenging the company's employment agreements and practices.

So unless David has a different take, I think Google would likely be barred from coming after you for soliciting former employees. Before you pull the trigger on this guy, let's have David weigh in with any additional thoughts.

Best,
Will

WILLIAM P. McELHINNY | PARTNER
Pronouns: he/him/his
RUDY EXELROD ZIEFF & LOWE LLP
351 California Street, Suite 700, San Francisco, California 94104
Direct/Text: 415.209.5619 | rezlaw.com<https://rezlaw.com/> | wpm@rezlaw.com<mailto:wpm@rezlaw.com>
recognized leaders in employee representation
This e-mail message is intended to be confidential and may be legally privileged.
If you are not the intended recipient of this message, you are hereby notified that
any unauthorized review, use, disclosure or distribution is strictly prohibited.

[5] 2026-07-01 21:18 — David Lowe [redacted]

[redacted] make life difficult for you. So you should balance that risk against the potential benefit of the hire.

[6] 2026-07-12 12:36 — JUSTIN

Thank you both! I'll hold off for now, but good to know that engaging a Google employee would not technically violate any agreements.

--
Justin R. Steele
https://www.truesteele.com/

[7] [RL] 2026-07-23 22:58 — JUSTIN

Hi David and William,

Related question on this same theme, this time investment rather than work. Kindora's community round is in soft launch (the Reg CF raise whose filing language David reviewed a couple weeks ago), going public in September. Here's the campaign for reference: wefunder.com/kindora. A couple former Google.org reports who are still at Google have asked me, unprompted, to invest.

Before I respond to anyone: any issue with me confirming to someone who asks that the round is open and sending them that public link? I would not proactively solicit anyone at Google. Everything runs through the public Wefunder platform on the same terms as everyone else, and no money can be accepted until the Form C is filed with the SEC. And is there anything I should keep out of writing?

Justin

[8] 2026-07-24 10:17 — David Lowe [redacted]

It's important to state clearly in writing that you did not approach them about this.

So I would put in an email that "I was pleasantly surprised that you asked me about investing in Kindora. I appreciate the vote of confidence! The investment opportunity is open to anyone, so you can get more information at this public link." Or something to that effect.

11. A few thoughts after LinkedIn exchange

Opened: 2026-[redacted] **LEGEND IN THREAD**
External partic[redacted]

[1] 2026-05-13 [redacted]

Justin,

Appreciate continuing the conversation! I spent a little more time looking at Kindora (and actually used it for a client of mine as well :)), and a few ideas kept coming up based on what I see in my own work:

A lot of the time the issue for organizations isn't the applying, it's the positioning. They're often applying for what they've always applied for, BUT they are sitting on a literal treasure trove of outcomes, operations successes, and community impact that could take their funding strategies into a whole new level and open different pathways. The difficulty is that organizations are struggling to frame it.

Seeing this in my work so often throughout the years made me wonder whether one of the bigger opportunities for Kindora isn't just helping orgs find grants or write stronger applications, but helping them identify what is most fundable about what they already do, and where that creates expansion into new funder pools.

The other thing I kept thinking about is whether there's a market beyond traditional nonprofits....health systems, public cross-collaborative sector pilots and community care hubs, even employer/community health models. In all of these spaces, funding, outcomes, and sustainability are a messy storm, and most orgs and collaboratives still struggle to connect those dots to align with value positioning to funding mechanisms.

Not trying to backseat-drive your product (I am NOT my 7 year old telling me I'm 1 or 2 mph over the speed limit!) just the kind of patterns I am seeing when I look at what you're building and what I'm seeing in the marketplace. Curious if any of that overlaps with where your head already is.

Elisabeth

[2] 2026-05-14 00:11 — JUSTIN

Hey Elisabeth, love the thinking here! (and I have four girls between the ages of 4 and 17, so very used to being told what I need to do differently, lol)

I agree, most organizations have a big opportunity to think if their strategy and story in more expansive ways. When I think of what AI models are capable of, I struggle a bit to think how we can scaffold that kind of expansive thinking in ways that get to good outcomes consistently. AI models tend to be self-affirming if they are not given a target outcome. In the context of grant applications, the AI has a goal: find the best possible way to articulate the organization's work in the context of the funder's application. But the more blue sky thinking of how we might think differently about our work tends to make the AI go off the rails. It will confidently tell you you're brilliant as you articulate a wildly divergent strategy, then turn around and tell you the same for something completely different. It really needs an objective, tangible goal to anchor its output.

What do you think?

[3] 2026-05-14 12:13 — Elisabeth Vande[redacted]om

Four girls! Being a past tween and teenage girl myself, you are doing the Lord's work but the BEST work haha!

Ok so what you said....the healthcare side of my brain actually went to predictive modeling (don't fall asleep stay with me!) In healthcare, the power usually is not the model alone. It is the quality of the inputs, the questions being asked, and the clarity of the outcome you are trying to drive.

Since Kindora already has matching, what if the opportunity is taken one

step earlier. What if some organizations are not struggling because the matches are not complete, but because they themselves are coming in with an incomplete picture of what actually makes them fundable?

Meaning they may be underdescribing outcomes, operational strengths, trusted community infrastructure, or capabilities that could open entirely different pools of funding...underdescribing is key here because we know so many of them are doing it already, but it's often because of constraints of thinking from prior specific funding lanes they have gotten themselves into that the describing muscle isn't as strong. I think this happens even if an organization were to paste their website into kindora, right? If they've been underdescribing everywhere, they aren't able to fully optimize the AI.

So instead of asking AI to invent strategy, maybe the role is helping organizations surface what is already true, identify where they are underleveraged, and strengthen the inputs before they ever hit the matching engine.

Almost like organizational risk stratification, but for fundability.

Thoughts?

[4] 2026-05-18 20:57 — JUSTIN

I'm with it. Have you seen any good systems or scaffolding for this? I'm trying to think of how to script this in a way that's universally applicable and adaptable. Are you think something like an intended impact, theory of change exercise with prompts that gets folks to an output? It will be hard to judge the quality of that output objectively. I like how you're thinking, but I'm not yet confident in how I might structure it.

[5] 2026-05-21 22:06 — Elisabeth Vande [redacted]

Interesting question….and as I'm marinating on this my brain is processing through it a bit differently.

I don't know that I would frame it as judging the quality of the output (as you said this is something really difficult to model effectively as a repeat model) as much as surfacing where there may be untapped opportunity, hidden value if you will.

My mind initially went to theory of change as you mentioned it as a thought exercise because there IS useful structure there around activities, outcomes, and impact. But I feel like the goal here isn't to create new strategy or even judge existing strategy. It's helping organizations identify where they may be unintentionally underdescribing themselves and how this is kneecapping them on the funding opportunities front.

For example, they may describe what they do, but not fully describe outcomes they consistently see, operational strengths they have built, trusted relationships they hold in community, or capabilities that feel ordinary to them but could matter a lot to a funder. I see this all the time in working with CBOs to uncover this exact information and this is clearer to create repeating infrastructure around.

Then AI isn't evaluating whether the organization is "good." It's looking for trends and returning responses that show areas that may not be leveraged to their fullest/may create access to additional funding pathways they hadn't considered.

Then I'm thinking there is also a follow up here that can redirect with this in hand to the other part of the platform that opens up resourcing options if they started with their original information, or it can even be a starting gate option.

Elisabeth

[6] 2026-05-24 20:56 — JUSTIN

Hi Elisabeth,

Great conversation. I felt like I had enough to start building after your last note, so I built something!

It's live in Kindora now. I'm calling it the Funding Positioning Review. A
nonprofit talks to our AI and, instead of getting scored, gets a coverage
map across six dimensions: outcomes, program model, community trust,
operational capacity, strategic clarity, and sustainability. Each one is
marked by how well it's evidenced, not how good it is (well-evidenced,
partially evidenced, claimed but unsupported, or missing). The AI can't
mark anything "well-evidenced" without a real proof point from the org, so
it pulls out strengths people already have but never framed for funders.
Then it shows which funders that sharper positioning opens up, flagged as
leads to check rather than promises.

Your instinct on the foundation was right too. I grounded the six
dimensions in Outcome Harvesting, the Kellogg logic model, Asset-Based
Community Development, and the Ford Organizational Mapping Tool, so it
mirrors how funders already think instead of something the AI made up. One
honest limit you called early: it's a self-report from whoever's at the
keyboard, not the facilitated, multi-perspective version those frameworks
were built for. You were right about that.

How to try it. Open Kindora AI (the chat button in the bottom-right of
the dashboard) and just type something like *"Review our positioning"*
or *"Where
are we underdescribing our work to funders?"* That routes you straight into
it. It reads your org profile first, then walks you through the six
dimensions one at a time, asking for specific proof points (a number, a
named partner, a result you can point to). The more concrete you are, the
more it can move a dimension from "claimed" to "well-evidenced." When
you're ready, ask it to synthesize and it writes the strengthened narrative
plus the candidate funders. The whole interview is free; only the final
synthesis spends a few credits.

Full walkthrough here, including the six dimensions and the frameworks
behind them:
https://www.kindora.co/resources/funder-matching/ally-funding-positioning-review

You mentioned you'd already run Kindora with a client, so you should be
able to jump right in. If you hit a wall getting to it, tell me which email
you want access under and I'll get you set up.

Thanks for thinking out loud with me. This one genuinely wouldn't exist
without your reframe.

Kick the tires and tell me how to make it better.

Justin

[7] 2026-05-29 10:37 — JUSTIN

No rush! Thanks Elisabeth.

On Fri, May 29, 2026 at 9:00 AM Elisabeth Vanderpool <
eacvanderpool@gmail.com> wrote:

> hi! I didn't forget about this! :) I got pulled into helping get a rural
> health transformation grant over the finish line for a client and it has
> been a big time commitment. I'm excited to look at this more this coming
> week and kick the tires!
>
> E
>
> On Sun, May 24, 2026 at 11:57 PM Justin Steele <justin@kindora.co> wrote:
>
>> Hi Elisabeth,
>>
>> Great conversation. I felt like I had enough to start building after your
>> last note, so I built something!
>>
>> It's live in Kindora now. I'm calling it the Funding Positioning Review.
>> A nonprofit talks to our AI and, instead of getting scored, gets a coverage
>> map across six dimensions: outcomes, program model, community trust,
>> operational capacity, strategic clarity, and sustainability. Each one is
>> marked by how well it's evidenced, not how good it is (well-evidenced,
>> partially evidenced, claimed but unsupported, or missing). The AI can't
>> mark anything "well-evidenced" without a real proof point from the org, so
>> it pulls out strengths people already have but never framed for funders.
>> Then it shows which funders that sharper positioning opens up, flagged as

```
>> leads to check rather than promises.
>>
>> Your instinct on the foundation was right too. I grounded the six
>> dimensions in Outcome Harvesting, the Kellogg logic model, Asset-Based
>> Community Development, and the Ford Organizational Mapping Tool, so it
>> mirrors how funders already think instead of something the AI made up. One
>> honest limit you called early: it's a self-report from whoever's at the
>> keyboard, not the facilitated, multi-perspective version those frameworks
>> were built for. You were right about that.
>>
>> *How to try it.* Open Kindora AI (the chat button in the bottom-right of
>> the dashboard) and just type something like *"Review our positioning"*
>> or *"Where are we underdescribing our work to funders?"* That routes you
>> straight into it. It reads your org profile first, then walks you through
>> the six dimensions one at a time, asking for specific proof points (a
>> number, a named partner, a result you can point to). The more concrete you
>> are, the more it can move a dimension from "claimed" to "well-evidenced."
>> When you're ready, ask it to synthesize and it writes the strengthened
>> narrative plus the candidate funders. The whole interview is free; only the
>> final synthesis spends a few credits.
>>
>> Full walkthrough here, including the six dimensions and the frameworks
>> behind them:
>> https://www.kindora.co/resources/funder-matching/ally-funding-positioning-review
>>
>> You mentioned you'd already run Kindora with a client, so you should be
>> able to jump right in. If you hit a wall getting to it, tell me which email
>> you want access under and I'll get you set up.
>>
>> Thanks for thinking out loud with me. This one genuinely wouldn't exist
>> without your reframe.
>>
>> Kick the tires and tell me how to make it better.
>>
>> Justin
>>
>

--



Justin Steele

Co-Founder & CEO


justin@kindora.co

www.kindora.co

LinkedIn Profile <https://www.linkedin.com/in/justinrichardsteele/>
```

[8] 2026-05-29 11:50 — Elisabeth Vanderpool [redacted]

```
hi! I didn't forget about this! :) I got pulled into helping get a rural
health transformation grant over the finish line for a client and it has
been a big time commitment. I'm excited to look at this more this coming
week and kick the tires!

E
```

[9] 2026-06-08 06:09 — Elisabeth Vander [redacted]

```
I finally had a chance to run a real client through it and wanted to share
a few thoughts. Thanks for your patience!!

First, I think the structure is strong. I particularly liked that it
focused on surfacing evidence rather than scoring organizations. The
pathway and breakdowns are clear, they give great language to synthesize
everything entered in and mirror how funders actually think because you've
built them on funder specific models that are widely known and used as
benchmarks for the industry. It also feels extremely validating for an
organization to see the things they are doing well, and also made it really
easy to see actionably where more is needed.
```

One thing that stood out to me was the Financial Health & Sustainability section. As I worked through it and saw responses, in my brain I kept separating those into two different concepts. The feedback I received was largely focused on current financial condition: revenue mix, diversification, reserves, budget visibility, etc. All super useful information to understand where you are at relative to the larger ocean of orgs.

What I found myself really wanting, though, was a parallel lens specifically on sustainability potential. Not just "What is your financial position today?" but "What assets, capabilities, relationships, outcomes, or infrastructure exist that could create future funding pathways?" That distinction may be influenced by my background, but it felt important because much of our earlier conversation centered on organizations underdescribing value they already have. In some cases, an organization may have weak financial health today while simultaneously sitting on significant untapped sustainability opportunities. And what I'm seeing today, especially because of the shifting philanthropic landscape, is that many organizations are uncertain about how to diversify and strengthen their financial positioning because they haven't needed to flex that muscle before, or are looking for different avenues to scale.

More broadly, going through it with an actual client of mine and seeing what came of it reinforced something I've really been enjoying as we have gone back and forth. The fascinating problem space that is extremely relevant right now of how CBOs create value, how they describe said value, and how products that are easier to access than traditional consulting models alone can help surface that value.

You've obviously already seen that I have opinions in this area....:) If you're continuing to evolve this work and want a thought partner to pressure test the concepts, customer behavior as CBOs start using it, or positioning for the platform in the larger ecosystem, I'd love to talk about how I could do that. You are building something really amazing!

E

[10] 2026-06-30 08:29 — Elisabeth Vande [redacted]

Hi! Checking in to see how this might be helpful. Another thing I am liking about Kindora is that it sends you emails with updates on grants that might match your organization. Super! Another thing I notice is that it focuses primarily on foundations and non state and federal opportunities. Have you considered how you may approach guiding orgs to these?

Elisabeth

[11] 2026-06-30 16:51 — JUSTIN

Elisabeth, this is so helpful, thank you for actually running a client through it. The financial health vs. sustainability potential distinction is sharp, and you're right that we were collapsing two different questions into one.

So I rebuilt that section. The financial dimension now runs on two lenses instead of one:

Where you are today is the current-condition read you already saw: revenue mix, reserves, runway, what happens when a grant ends.

What could fund you next is the new one. It looks for the assets and relationships an org already holds that could open funding it isn't chasing yet: an earned-revenue line it could turn on, a government contract its track record already qualifies it for, a health system or employer that would pay for the work directly. And it treats that as opportunity, not a gap. An org can be thin on cash today and still be sitting on a real diversification path, and the review now says that out loud instead of reading it as grant-dependent.

It went live today. I ran a test org through it this afternoon, and the financial finding came back naming both: the current mix, and an unpursued earned-revenue pathway the org had never framed for funders. That's your

"underdescribing value they already have" thread from the ver be inning, pointed at money.

[12] 2026-07-02 12:38 — Elisabeth Vander [redacted]

I'm looking forward to trying out t [redacted], the set up of it sounds great! And I'm excited for you about the investor raise. My mind is popping with all the amazing opportunities you have ahead, and would love to support both in the thought partner space on the design and adaptation of the model based on how orgs are using it, and also in the space (if it's one you have thought about) of how this can support directly embedded in foundations and impact investing to support the nonprofits in their application and engagement, as well as philanthropic/impact investment collaboratives. I have been having some interesting conversations in those worlds lately and there is a clear gap that Kindora is set up to support in driving even more dollars to the right nonprofits. These things could be useful to support your preparation for the investor raise and your plans for the future. I would love to continue being a thought partner and support, and whether that's advisory or a consulting role, we could hammer out what that might be given your needs. If you'd prefer to talk about a start-up advisory situation I'm open to that sort of arrangement too.

I'm happy to jump on a short 15 minute call if you'd like; here are some time frames in the next two weeks (all EST).

7/7 12-1
7/8 11-1230
7/10 11-1230
7/13 1030-1130
7/15 10-12
7/16 11-1230

Elisabeth

[13] [R] 2026-07-20 19:53 — JUSTIN

Hi Elisabeth,

I owe you an apology for the quiet month. Our investor raise plus a founder transition ate July whole. Both are landing now, which means I can finally answer you properly.

First, thank you for the offer. You've already shaped this product twice, and I really appreciate it.

Here's where I've landed on structure. I'm keeping equity locked down tight through the raise (more on that here <https://wefunder.com/kindora> if you're curious), so I'm not setting up new advisory roles right now. What I can do is simpler and more concrete: when we take on defined pieces where your expertise is the difference (the design-and-adaptation work you named is a good example), I'd engage you as paid consulting, scoped piece by piece. And if your conversations in the foundation and impact-investing worlds ever turn into something concrete for Kindora, we have a referral structure that makes sure you're compensated for it.

The embedded-in-funders idea is genuinely interesting, and the health-system direction even more so. Honest answer: I can't chase either until we're through the raise. When that direction becomes real, you're the first call, and the conversation gets bigger.

With gratitude,

Justin

[14] 2026-07-21 05:52 — Elisabeth Vanderpo[redacted]

I want to start off by saying that what you put together for the raise is awesome. Your content was clear, compelling, and transparent. And where you want to take Kindora in the next few years is such an exciting pathway—I am sending all of the positive vibes your way that it draws the eyes you need to secure your goal.

And the possible pathway you proposed to work together in the future looks

```
like sounds great. I would love to support in the capacities you named, and
I can commit to reaching back out to you end of Sept/early October to see
where you are and if I can be of a support at that point. If something
comes up before that that you want to bounce off of me, please don't
hesitate to reach out—I am here for you! We will keep in touch and I will
keep an eye on rise of Kindora—you and the orgs it serves deserve it!

Talk come fall,
Elisabeth
```

---

12. Follow up from last night

Opened: 2026-05-18 15:10 · **Messages:** 10 (3 outbound) · **EXTERNAL** · **LEGEND PRESENT**
External participant [redacted]

[1] 2026-05-18 15:10 [redacted]

```
Hi Rob — great meeting you last night! Glad we got to connect about your
work at Praxis and what Justin and I are building across Outdoorithm,
Outdoorithm Collective, and Kindora.

Thanks for offering to connect me with Wildwood — it'd be helpful to hear
their thoughts on what we're building and who we should be connecting with.

Here's a blurb that you can send them:

Outdoorithm <https://www.outdoorithm.com/> is a social enterprise that
democratizes access to public lands by making data on over 11K campgrounds
available in one place. Our conversational, agentic AI tool takes the
friction out of finding, booking, and planning trips, making it easier for
more people to get outside.

Our sister nonprofit, Outdoorithm Collective
<https://www.outdoorithmcollective.org/>, helps underrepresented families
come alive in nature, with a focus on rest, nourishment, movement, and
community. Our facilitated camping trips and digital community cultivate
belonging, build connections, and empower people to experience the wellness
benefits of the outdoors.


Warmly,

Sally



Sally Steele

Co-Founder and Board Chair

sally@outdoorithmcollective.org

www.outdoorithmcollective.org

Book an Appointment <https://calendly.com/sally-outdoorithmcollective>

LinkedIn Profile <https://www.linkedin.com/in/steelesally/>
```

[2] 2026-05-26 14:31 — Rob Albrig [redacted]

```
Sally,Thanks for following up.   en oye  mee ing you last week!
I'm just catching up on email after being out last week. Let me check with the
 Wildwood team to see if they're open to an intro.
Rob

Rob Albright
Principal, Praxis Capitalrob@praxis.co919.606.1013
```

[3] 2026-06-01 19:59 — Rob Albrig [redacted]

```
Sally,I reached out to David Wagner (Wildwood), and he asked if you were raising
outside capital. If so, he said they'd be happy to set up a call to review your
```

materials and see if there's a fit with their funding thesis (and/or suggest
others you might want to talk to). Let me know if that works for you.
Rob

Rob Albright
Principal, Praxis Capitalrob@praxis.co919.606.1013

[4] 2026-06-11 02:25 — Sall [redacted]

Thanks, Rob. Sorry for the delay in responding, we've been traveling for
work and college visits for the kids.

We are not currently raising outside capital so it looks like the
conversation with Wildwood is postponed. Thanks for reaching out to them
and inquiring for us.

[5] [R] 2026-06-11 10:02 — JUSTIN

Echoing Sally, thanks so much Rob for your support and engagement.

If it sparks any interest, I'm working on a new way to raise a pre-seed
round for my PBC, Kindora (draft plan attached). We're not yet sure whether
Kindora will drive toward a near-term exit. So we're exploring a SAFE with
a revenue share component, which gives investors a near-term return on
capital while preserving the long-term upside of an exit.

We're looking to braid together three forms of capital: a community round
of smaller investors, larger SAFEs from accredited investors, and
philanthropic capital through PRIs and recoverable grants.

Forbes just wrote an article about what we're attempting to do, which I
posted about here
<https://www.linkedin.com/posts/justinrichardsteele_grants-fund-programs-ownership-funds-the-activity-7468284122109738816-KCHg?
utm_source=share&utm_medium=member_desktop&rcm=ACoAAAAmZkQB2oiK4JBWyhF3LYpDzK4FDJxnyHM>
.

No pressure at all. But I know you think a lot about this space, so I'd
welcome a conversation if you're curious.

Justin

[6] 2026-06-15 15:06 — Rob [redacted]

Sally — that's great to hear that you applied for the Nonprofit Accelerator.
Please keep me posted on that front!
Justin — I'd love to continue our conversation from last month about Kindora. I
like how you're thinking about preserving the long-term upside while raising
capital in a blended form. Could we grab 30 min to connect next week? Feel free
to schedule time on my calendar here.
Rob

Rob Albright
Principal, Praxis Capitalrob@praxis.co919.606.1013

[7] 2026-07-01 00:09 — JUSTIN

<p style="margin:0 0 12px 0">Hey Rob,</p><p style="margin:0 0 12px 0">Sorry for the slow reply. We took a big trip out to Lassen for Juneteenth, and I had a couple of major Kindora features drop right around it, so I've been heads down and just coming up for air.</p><p style="margin:0 0 12px 0">I'd genuinely love to continue the conversation. It means a lot that the blended-capital approach resonated with you, and I think there's real alignment with how Praxis thinks about this.</p><p style="margin:0 0 12px 0">Timing on my end: we're headed to Sequoia and Kings Canyon for the 4th, then straight to the Good Tech gathering in Sundance. After that my July is pretty wide open, so grabbing time should be easy. Feel free to pick whatever works here: calendly.com/justin-kindora/justin-meet</p><p style="margin:0 0 12px 0">Really looking forward to it.</p><p style="margin:0">Justin</p>

[8] 2026-07-13 10:59 — Rob Al[redacted]

Justin,
Sounds good. I just scheduled time for us to speak late next week.

Look forward to catching up soon!

```
Rob

On Wed, Jul 1, 2026 at 3:09 AM Justin Steele <justin@kindora.co> wrote:

> Hey Rob,
>
> Sorry for the slow reply. We took a big trip out to Lassen for Juneteenth,
> and I had a couple of major Kindora features drop right around it, so I've
> been heads down and just coming up for air.
>
> I'd genuinely love to continue the conversation. It means a lot that the
> blended-capital approach resonated with you, and I think there's real
> alignment with how Praxis thinks about this.
>
> Timing on my end: we're headed to Sequoia and Kings Canyon for the 4th,
> then straight to the Good Tech gathering in Sundance. After that my July is
> pretty wide open, so grabbing time should be easy. Feel free to pick
> whatever works here: calendly.com/justin-kindora/justin-meet
>
> Really looking forward to it.
>
> Justin
>
```

[9] [RL] 2026-07-22 11:49 — JUSTIN

```
Hey Rob,

Looking forward to Friday.

Quick update so we can spend the 30 minutes well: the round is live now at
wefunder.com/kindora, soft launch through the summer, public in September.
Structure landed where we discussed in June: a SAFE paired with a revenue
share, 3% of revenue until a 1.5x cap, and the revenue share ends entirely
if we ever convert into a priced round. Community and accredited investors
on the same terms, plus a PRI lane for foundations.

The thing I'd most love your read on Friday: from someone who thinks about
redemptive capital all day, does this actually hold up? Capping the return
and never needing an exit is meant to protect the mission, but I want to
know where you'd push on it or where you think it breaks. Are there folks
in the Praxis orbit for whom you think this would be of interest?

Justin


Kindora is "testing the waters" under Regulation Crowdfunding to gauge
interest in a community round. No money or other consideration is being
solicited, and if sent, it won't be accepted. No investment can be made
until we file a Form C with the SEC, and any investment would happen only
through Wefunder's platform at that point. This isn't a binding offer or
commitment on either side.
```

[10] 2026-07-24 11:50 — Rob Albri[redacted]

```
Justin,
Thanks so much for sharing this update ahead of our call. Look forward to
speaking with you soon.

Rob


On Wed, Jul 22, 2026 at 2:49 PM Justin Steele <justin@kindora.co> wrote:

> Hey Rob,
>
> Looking forward to Friday.
>
> Quick update so we can spend the 30 minutes well: the round is live now at
> wefunder.com/kindora, soft launch through the summer, public in
> September. Structure landed where we discussed in June: a SAFE paired with
> a revenue share, 3% of revenue until a 1.5x cap, and the revenue share ends
> entirely if we ever convert into a priced round. Community and accredited
> investors on the same terms, plus a PRI lane for foundations.
>
```

> The thing I'd most love your read on Friday: from someone who thinks about
> redemptive capital all day, does this actually hold up? Capping the return
> and never needing an exit is meant to protect the mission, but I want to
> know where you'd push on it or where you think it breaks. Are there folks
> in the Praxis orbit for whom you think this would be of interest?
>
> Justin
>
>
> Kindora is 'testing the waters' under Regulation Crowdfunding to gauge
> interest in a community round. No money or other consideration is being
> solicited, and if sent, it won't be accepted. No investment can be made
> until we file a Form C with the SEC, and any investment would happen only
> through Wefunder's platform at that point. This isn't a binding offer or
> commitment on either side.
>

---

13. Kindora community round exploration + a Chair question

Opened: 2026-05-26 00 [redacted] **ND IN THREAD**
External participants: _
[1] [R] 2026-05-26 00:1

Hi Alfredo,

Quick update. Karibu and I are exploring a community raise on Wefunder this
summer, and I want your read before we go any further.

I know you discouraged this last time. Here's what changed: Karibu's now
full-time on Kindora, we're past 1,000 nonprofits with 20 to 30 joining a
day, an Anthropic case study <https://claude.com/customers/kindora> and
integration with Kindora went live, and a single LinkedIn post
<https://www.linkedin.com/posts/justinrichardsteele_124622-open-grants-you-can-apply-for-right-ugcPost-7458562179411378177-Q32d/?utm_source=share&utm_medium=member_desktop&rcm=ACoAAAAmZkQB2oiK4JBWyhF3LYpDzK4fDJxnyMM>
drove 10x our pre-launch signup baseline. The audience converts when we
sell, and our brand is all about democratizing capital.

I know the CEO of Wefunder, Jonny Price, from work at Google when he was
leading Kiva. In talking to Jonny, Wefunder lets us run both lanes on one
campaign. The traditional Reg D direct-SAFE round you originally pointed us
toward (accredited angels and anchors, on the cap table the normal way with
no fees paid to Wefunder) sits alongside a Reg CF lane that pools small
community checks into a single SPV. We're not giving up the SAFE round
you'd have run. We're adding a community layer to it, and the campaign
itself becomes the marketing moment.

Two docs attached:

1. *Kindora Community Round Brief* (the working structure)
2. *Kindora New Capital Playbook* (companion vision, context only)

Section 11 of the brief has our specific asks. The five we most want your
read on:

- Reg CF + Reg D 506(c) integration through Wefunder, plus the SPV /
  co-issuer treatment for Form C
- Testing-the-waters legend and Rule 206 communications restrictions
  pre- and post-Form C
- Realize Impact / PHIG pathway and how Form C reflects a 501(c)(3)
  intermediary on the cap table
- Financial review at the $750K target / $1M ceiling (reviewed vs
  audited)
- A first outside board seat and a small option pool for senior hires

The end of Section 11 has the disclosure-items list (True Steele revenue +
$40K IP transfer, Camelback as related-party, founder salaries, founder
loans, MoFo deferred balance, Karibu's full-time transition, family-related
work). Tell us what we missed.

One additional thing I'd like to walk through with you specifically before
next week:

Gerald Chertavian. I'm in Boston June 1 with my three oldest daughters

```
for a college tour, and I'm spending the afternoon with Gerald Chertavian
(Year Up founder, HBS lecturer, longtime mentor and friend) at his home in
Cambridge. He's expressed interest in being our prospective lead/anchor,
and he proposed coming onto Kindora as Chair. He's already started helping
us sell. What I'm thinking I'd propose:

   - ~1.5% in options for the Chair role (3-4 yr vest tied to the seat),
   separate from his cash check
   - Cash investment on the SAFE terms, same as everyone else
   - 3-person board (me + Karibu + Gerald) so founders hold 2 of 3 seats

Three things I want your read on before I make the ask:

   - Independence implications of an investing chair on Form C
   - Mechanics of granting the role-tied options before any round closes
   - Anything in the Chair role itself I should know given Form C and PBC
   obligations

Could you find 30 minutes this week or early next? Karibu's cc'd and would
join. My schedule is a little crazy with travel, so feel f
```

[2] [R] 2026-05-26 14:35 — JUSTIN

```
Awesome. Just sent you an invite for 3:30 today. Talk soon!

On Tue, May 26, 2026 at 2:30 PM Silva, Alfredo B. <ASilva@mofo.com> wrote:

> Hi Justin,
>
>
>
> Great to hear of all the progress, this is fabulous news! I'd be happy to
> chat and have availability right now any afternoon the rest of this week
> from 3-6, or today from 3:30 to 4:30.
>
>
>
> In short though, on the crowdfunding, the issue was never really that you
> couldn't do it concurrently with a standard SAFE sale to accredited
> investors or that the structure was an issue (the SPV thing is standard).
> It's more about whether a crowdfunding deal is a good idea in the first
> place and whether adds more benefit than its worth. The concern is in part
> a signaling issue: in the VC ecosystem, who invests in you matters quite a
> lot, and rightly or wrongly, a crowdfunding round can be viewed negatively.
> There's also the downside of ongoing disclosure obligations after the
> round, where you have to disclose financials etc. for at least one
> reporting period after the round, if not three. And the legal and
> accounting costs associtaed with doing this correctly.  While we do see
> some benefits on the marketing side in some circumstances, those are
> usually more limited to consumer-facing companies, where the investors are
> also the customers, but the nonprofits that are going to be your users
> won't really be the same folks as would be investing.
>
>
>
> As to Gerald, there's a few items there so will hold off on preliminary
> thoughts till we talk live.
>
>
>
> Best regards,
>
> Fredo
>
>
>
>
>
>
>
> *From:* Justin Steele <justin@kindora.co>
> *Sent:* Tuesday, May 26, 2026 12:16 AM
> *To:* Silva, Alfredo B. <ASilva@mofo.com>
> *Cc:* Karibu Nyaggah <karibu@kindora.co>
> *Subject:* Kindora community round exploration + a Chair question
>
```

>
>
> *External Email *
>
>
> ------------------------------
>
> Hi Alfredo,
>
> Quick update. Karibu and I are exploring a community raise on Wefunder
> this summer, and I want your read before we go any further.
>
> I know you discouraged this last time. Here's what changed: Karibu's now
> full-time on Kindora, we're past 1,000 nonprofits with 20 to 30 joining a
> day, an Anthropic case study <https://claude.com/customers/kindora> and
> integration with Kindora went live, and a single LinkedIn post
> <https://www.linkedin.com/posts/justinrichardsteele_124622-open-grants-you-can-apply-for-right-ugcPost-7450562179411378177-Q32d/?utm_source=share&utm_medium=member_desktop&rcm=ACoAAAAmZkQB2oiK4JBNyhF3LYpDzK4PDJxnyHM>
> drove 10x our pre-launch signup baseline. The audience converts when we
> sell, and our brand is all about democratizing capital.
>
> I know the CEO of Wefunder, Jonny Price, from work at Google when he was
> leading Kiva. In talking to Jonny, Wefunder lets us run both lanes on one
> campaign. The traditional Reg D direct-SAFE round you originally pointed us
> toward (accredited angels and anchors, on the cap table the normal way with
> no fees paid to Wefunder) sits alongside a Reg CF lane that pools small
> community checks into a single SPV. We're not giving up the SAFE round
> you'd have run. We're adding a community layer to it, and the campaign
> itself becomes the marketing moment.
>
> Two docs attached:
>
>   1. *Kindora Community Round Brief* (the working structure)
>   2. *Kindora New Capital Playbook* (companion vision, cont

[3] 2026-05-26 21:30 — "Silva, Alfredo [redacted]

Hi Justin,

Great to hear of all the progress, this is fabulous news! I'd be happy to chat and have availability right now any afternoon the rest of this week from 3-6, or today from 3:30 to 4:30.

In short though, on the crowdfunding, the issue was never really that you couldn't do it concurrently with a standard SAFE sale to accredited investors or that the structure was an issue (the SPV thing is standard). It's more about whether a crowdfunding deal is a good idea in the first place and whether adds more benefit than its worth. The concern is in part a signaling issue: in the VC ecosystem, who invests in you matters quite a lot, and rightly or wrongly, a crowdfunding round can be viewed negatively. There's also the downside of ongoing disclosure obligations after the round, where you have to disclose financials etc. for at least one reporting period after the round, if not three. And the legal and accounting costs associtaed with doing this correctly. While we do see some benefits on the marketing side in some circumstances, those are usually more limited to consumer-facing companies, where the investors are also the customers, but the nonprofits that are going to be your users won't really be the same folks as would be investing.

As to Gerald, there's a few items there so will hold off on preliminary thoughts till we talk live.

Best regards,
Fredo

[4] [R] 2026-07-13 22:08 — JUSTIN

Hi Fredo,

Wanted to close the loop from May: we're moving forward with the community round.

I heard your reservations on the call and don't take them lightly: signaling, the ongoing disclosure obligations, and the legal and accounting cost. Where we landed is that for us this is primarily a marketing and mission decision, not a financing one. Our audience is mission-aligned (nonprofit and philanthropy leaders, a 10,000-person LinkedIn following), the brand is about democratizing capital, and a single social post has driven 10x our signup baseline. The raise itself becomes the marketing moment. We've pressure-tested it with several advisors and investors who are genuinely enthusiastic, and we're going in eyes open on the disclosure and cost tradeoffs.

The structure we'd like to move forward with, all subject to change (I'm meeting an accredited investor tomorrow and a philanthropy later this month about a PRI):

- Two lanes, one campaign: Reg CF (community checks pooled into an SPV) and Reg D 506(c) (accredited angels and anchors, direct on the cap table).
- Instrument: the Wefunder SAFE + Revenue Share.
- Caps: $10M for anchors and Reg CF early-bird (first $150K), $12M for regular Reg CF.
- Revenue share: 3% of revenue, 1.5x cap, activating at $1M ARR. Set below market on purpose, so it can support PRI qualification for foundation investors.
- Sizing: $50K min, $1.235M Reg CF max (reviewed-financials threshold), $2M hard cap with Reg D above the ceiling. $100 min check, Delaware law, public launch around August 18.

[5] 2026-07-14 21:22 — "Silva, Alfredo B [redacted]

Thanks, Justin, confirming receipt. We'll technically have to clear conflicts for a new matter with WeFunder as adverse, as they're effectively the agent for that financing (copying my practice administrator Sylvia to handle that). I'm familiar with their SAFE form, but the revenue share is new to me. Mind sending the form document or any info you have on it my way? We can chat more about fees and review when we talk Friday, but I'm not sure that the work on this will meaningfully overlap with what we're doing for the Karibu separation.

Best regards,
Fredo

[6] [R] 2026-07-15 20:02 — JUSTIN

Hi Fredo,

Here's the form document you asked for, Wefunder's SAFE + Revenue Share template:
https://docs.google.com/document/d/1l6hfKMGAHa5Y0l4tw5U_GWFo5myddzW8iHY6rU7kuVE/edit?usp=sharing

One important development since my last note. Wefunder's launch ops team confirmed the template's revenue share begins on a Payment Start Date defined as 180 days after the Effective Date. It is a calendar trigger, not a revenue trigger. The $1M ARR activation we designed would be a custom change drafted by you.

I want the custom language. The activation gate is the core of the design: it keeps this a capital-back safety valve rather than pure revenue-based financing, it supports the PRI qualification case for foundation investors, and it is what we have published on the deal page and told investors. Every summary we've shipped says the final contract controls the terms, so the contract needs to say $1M ARR.

The drafting ask, ideally one pass before the Form C:

1. Redefine the Payment Start Date to activate when the company first exceeds $1M in annual recurring revenue. One question for your judgment: whether to pair the trigger with an outside date, say the earlier of $1M ARR or year five, so the obligation cannot float forever. I can see it either way.
2. While you're in the document, I'd like your read on the mechanics investors will ask about: how the investor pool is defined (intent is both lanes, Reg CF and Reg D, on the same terms), what happens to the revenue share at SAFE conversion and in an acquisition, whether the company can redeem the obligation, and how ARR is defined and measured.

Timing: the Form C needs to be filed ahead of the August 18 public launch, and the CPA review kicks off this week in parallel. If Sylvia needs anything from me for the conflicts check, send it over.

Talk Friday.

[7] 2026-07-16 17:07 — "Silva, Alfredo [redacted]

Thanks, Justin. We've cleared conflict so can help on this, but let's chat about this on our call tomorrow. While I'm familiar with the Reg C SAFE, I've never seen this revenue sharing construct before, so need to wrap my head around it. I don't know that this will be a one-pass review given this is totally new to me.

[8] [R] 2026-07-19 11:32 — JUSTIN

Hi Fredo,

Really appreciated Friday. I spent the weekend digging in to the new option you suggested. Here's my preliminary read. I'd welcome you telling me I'm wrong and why.

What we're actually solving for. Most of these investors will never see an exit. We're asking nonprofit leaders and community members to put in $100 to $1,000. If the only paths are a priced round or a sale and neither happens, their money sits dead indefinitely with no mechanism at all. The revenue share gives them a second path, and the deliberately below-market terms are what let a foundation treat this as a PRI, which is the Gerald conversation. The SAFE is still the primary return. The revenue share is a safety valve.

Where I don't think the concern lands. We're not selling a revenue share. We're selling a SAFE with one added right, and the deal page says plainly that the SAFE is the primary path. The closest precedent is Calm Company Fund. They started with a fully bespoke instrument, ran into your exact objection (their words: investors "preferred industry standard structures" and LPs "hesitated to evaluate unfamiliar agreements"), and their fix wasn't to drop earnings sharing. They re-wrapped it as a standard SAFE plus a side letter carrying the share. That's structurally what they did. Their writeup is worth twenty minutes if you want the reasoning: calmfund.com/writing/shared-earnings-safe

On the dividend version. I looked hard at it and don't think it gets us where you want to go, but I'm open to you sharing more details about how you've seen it used.

We'd need mandatory conversion into a dividend-bearing preferred class at year five, which means a new class of stock, a valuation event, and several hundred Reg CF holders arriving on the cap table through the SPV. Dividends also need profits, a board declaration, and get taxed twice, where a revenue trigger fires whether or not we're profitable. That matters given we intend to reinvest.

The piece that worries me most is that it puts my salary in play. Calm rejected dividend structures for exactly this reason, that a founder who owns most of the company draws arbitrary lines between salary, retained earnings and dividends, and it turns into arguments over what a fair founder salary is. I'm a solo founder taking a modest salary out of the raise, and we disclosed that on the deal page. A dividend trigger hands a few hundred community investors a structural interest in arguing my comp is too high. The revenue share is indifferent to how I pay myself. It also pulls against the mission lock we're putting in the charter in this same amendment round.

Tradeoffs I'm taking eyes open. Custom drafting costs your time and our money. Wefunder needs a compliance pass, which they say runs a few days. We have no precedent to copy. And once it triggers we're running quarterly distributions through the SPV until the 1.5x cap is hit.

One idea worth a look while you're in the document. Calm added an investor-side conversion right at 18 months so the SAFEs don't sit unconverted forever in a company that's healthy but never exits. That may address the dead money worry better than a dividend does.

At the end of the day, I realize I'm pushing into new territory, and that in-and-of-itself is a potential liability. But I think I'd rather bootstrap and grow more slowly through revenue than go the traditional VC route. If anyone has a shot at doing it a dif

[9] 2026-07-20 02:42 — "Silva, Alfr [redacted]

Hey Justin, thanks for the thoughtful note. Before I really dive into it, can I just ask one clarifying question: is it your understanding that the revenue sharing is capped at 2X the amount someone puts in?

Alfredo B. D. Silva
Partner
asilva@mofo.com<mailto:asilva@mofo.com>
T: +1 (415) 268-6213
C: +1 (203) 231-8122

Morrison Foerster
425 Market St.
San Francisco, CA 94105

[Image]

mofo.com<https://www.mofo.com/> | LinkedIn<https://www.linkedin.com/company/morrison-&-foerster-llp> |
Twitter<https://twitter.com/MoFoLLP>

____

[10] 2026-07-20 23:54 — JUSTIN

Hi Fredo,

Yes, it's capped, and tighter than you have it: 1.5x, not 2x. 3% of gross revenue, paid quarterly once we pass $1M ARR, stopping when the pool has received 1.5x its investment. Those are the terms published on the deal page.

[11] 2026-07-21 04:06 — "Silva, Alfredo [redacted]

Justin, I just wanted to check in again on the below, because if the answer is yes, then while I have reservations here, I think that ultimately the risk is fairly low and would be more comfortable.

And if the answer is yes, while I'd be comfortable moving forward with the general terms of the revenue share, subject to my and tax team's careful review, I'd make one other suggestion, which is that I'd strongly prefer that instead of characterizing this as you being obligated to share in revenue until folks get 2x their initial investment, we frame this as a "company repurchase right," where you get the right to repurchase principal under the SAFE for $2 on the dollar invested, at any time. That gives a much clearer and more straightforward path to liquidity than a tender offer or dividends, while being in line with the economics that are requested here. We could even add a provision that the board will consider in good faith making any such repurchases on a quarterly basis after some number of years and if in such quarters the company has positive net income, or something like that.

Thanks,
Fredo

[12] 2026-07-21 18:36 — "Silva, Alfredo B. [redacted]

Hi Justin,

What do you mean by "Keep the mandatory 3% / 1.5x / $1M ARR share, and add a company right to retire the remaining revenue-share obligation at any time by paying the unpaid balance. The SAFE stays outstanding and uncapped." I don't understand the highlighted language. Are you saying the company would have the right to call the full SAFE at the full 1.5x? If so, the SAFE doesn't stay outstanding. Are you saying the company would have the right to buy out the 0.5x, but the 1x principal under the SAFE remains outstanding? If so, what do you mean by the SAFE being "uncapped"? Other? Look forward to your guidance.

Thanks,
Fredo

---

14. Forbes piece: two angles to react to

Opened: 2026-05-26 [redacted] bound) · **EXTERNAL** · **NO LEGEND IN THREAD**
External participant [redacted]

[1] [R] 2026-05-26 01:13 — JUSTIN

Hey Aparna, really enjoyed the conversation last week. I've been chewing on what we talked about and on the Forbes opportunity. Here's where my head's gone.

The piece I think you could land is bigger than a Kindora story, it's the structural argument your column is already pointing at: *for-profit social-impact tech is stuck between two extractive capital systems (VC and traditional philanthropy), and a new generation of founders is inventing a

third path.*

The thesis line: a traditional foundation grant funds a program. An equity investment funds ownership. In the AI era, when the cost of building has collapsed but capital still flows through old venture patterns, ownership of the social-impact tech stack is the most consequential thing philanthropy can fund.

Kindora is the new example. *BlocPower* (Donnel Baird, who I know) is the precedent: Black-founded PBC, blended recoverable grants + foundation capital + multiple Wefunder rounds into one stack. *Wefunder* (itself a PBC) and *Realize Impact* (a 501(c)(3)) are the infrastructure pieces that make the new playbook actually work. We open up ownership stakes to everyone, to our customers, to our community. And we side-step big VC, at least in these early stages.

If "Ownership Is The New Equity" is too thesis-heavy for the column at this stage, the editor-safe variant is: *"The tools that could fix the social sector can't get funded by the old capital stack. Here are the founders building the third path."*

Two docs attached as food for thought as we are actively pursuing the kind of capital:

1. *Kindora Community Round Brief* (the actual structure we're putting in motion)
2. *Kindora New Capital Playbook* (the vision-level argument for what this assembly becomes)

I won't name the funders we're in conversation with yet. If one or two firm up before publication, I'd want to share them with you under embargo.

Would either of those framings resonate? Or is there a third take you'd want to come at this from? Karibu (my co-founder) is cc'd, and either of us is glad to do a working call on the angle.

Justin

[2] 2026-05-28 16:44 — Aparn [redacted]

Hello! I haven't forgotten about you.

I'm going to aim to get you a draft by the EOD the day tomorrow, with the goal of getting your feedback and any quotes/insights from funders who've said yes to you *or* from 1-2 orgs that have gotten real value from using Kindora.

Again, sorry for not getting to this sooner.

[3] [R] 2026-05-28 16:51 — JUSTIN

No rush on our side!

On Thu, May 28, 2026, 4:45 PM Aparna Rae <aparna.rae@gmail.com> wrote:

> Hello! I haven't forgotten about you.
>
> I'm going to aim to get you a draft by the EOD the day tomorrow, with the
> goal of getting your feedback and any quotes/insights from funders who've
> said yes to you *or* from 1-2 orgs that have gotten real value from using
> Kindora.
>
> Again, sorry for not getting to this sooner.
>
> On Tue, May 26, 2026 at 1:14 AM Justin Steele <justin@truesteele.com>
> wrote:
>
>> Hey Aparna, really enjoyed the conversation last week. I've been chewing
>> on what we talked about and on the Forbes opportunity. Here's where my
>> head's gone.
>>
>> The piece I think you could land is bigger than a Kindora story, it's the
>> structural argument your column is already pointing at: *for-profit
>> social-impact tech is stuck between two extractive capital systems (VC and
>> traditional philanthropy), and a new generation of founders is inventing a

>> third path.*
>>
>> The thesis line: a traditional foundation grant funds a program. An
>> equity investment funds ownership. In the AI era, when the cost of building
>> has collapsed but capital still flows through old venture patterns,
>> ownership of the social-impact tech stack is the most consequential thing
>> philanthropy can fund.
>>
>> Kindora is the new example. *BlocPower* (Donnel Baird, who I know) is
>> the precedent: Black-founded PBC, blended recoverable grants + foundation
>> capital + multiple Wefunder rounds into one stack. *Wefunder* (itself a
>> PBC) and *Realize Impact* (a 501(c)(3)) are the infrastructure pieces
>> that make the new playbook actually work. We open up ownership stakes to
>> everyone, to our customers, to our community. And we side-step big VC, at
>> least in these early stages.
>>
>> If "Ownership Is The New Equity" is too thesis-heavy for the column at
>> this stage, the editor-safe variant is: *"The tools that could fix the
>> social sector can't get funded by the old capital stack. Here are the
>> founders building the third path."*
>>
>> Two docs attached as food for thought as we are actively pursuing the
>> kind of capital:
>>
>>   1. *Kindora Community Round Brief* (the actual structure we're
>>   putting in motion)
>>   2. *Kindora New Capital Playbook* (the vision-level argument for what
>>   this assembly becomes)
>>
>> I won't name the funders we're in conversation with yet. If one or two
>> firm up before publication, I'd want to share them with you under embargo.
>>
>> Would either of those framings resonate? Or is there a third take you'd
>> want to come at this from? Karibu (my co-founder) is cc'd, and either of us
>> is glad to do a working call on the angle.
>>
>> Justin
>>
>>
>>

[4] 2026-06-02 10:16 — Apar[redacted]

Hi both –

I shared this draft with you over the weekend – let me know what you think.
I welcome any edits, quotes and additional insights. And would ideally like
to get this out on Thursday.

Thanks!

Forbes – Kindora
<https://drive.google.com/open?id=1GfywgSupo9PY3n8ZuDA_BrVNHrgphF8tbUmw2XA4kDs>

[5] [R] 2026-06-02 13:23 — JUSTIN

Excited to dig in! I'm touring colleges in Boston with my older girls today
and will send over thoughts tonight.

On Tue, Jun 2, 2026, 1:16 PM Aparna Rae <aparna.rae@gmail.com> wrote:

> Hi both –
>
> I shared this draft with you over the weekend – let me know what you
> think. I welcome any edits, quotes and additional insights. And would
> ideally like to get this out on Thursday.
>
> Thanks!
>
> Forbes – Kindora
> <https://drive.google.com/open?id=1GfywgSupo9PY3n8ZuDA_BrVNHrgphF8tbUmw2XA4kDs>
>
> On Thu, May 28, 2026 at 4:51 PM Justin Steele <justin@truesteele.com>
> wrote:
>

```
>> No rush on our side!
>>
>> On Thu, May 28, 2026, 4:45 PM Aparna Rae <aparna.rae@gmail.com> wrote:
>>
>>> Hello! I haven't forgotten about you.
>>>
>>> I'm going to aim to get you a draft by the EOD the day tomorrow, with
>>> the goal of getting your feedback and any quotes/insights from funders
>>> who've said yes to you *or* from 1-2 orgs that have gotten real value
>>> from using Kindora.
>>>
>>> Again, sorry for not getting to this sooner.
>>>
>>> On Tue, May 26, 2026 at 1:14 AM Justin Steele <justin@truesteele.com>
>>> wrote:
>>>
>>>> Hey Aparna, really enjoyed the conversation last week. I've been
>>>> chewing on what we talked about and on the Forbes opportunity. Here's where
>>>> my head's gone.
>>>>
>>>> The piece I think you could land is bigger than a Kindora story, it's
>>>> the structural argument your column is already pointing at: *for-profit
>>>> social-impact tech is stuck between two extractive capital systems (VC and
>>>> traditional phianthropy), and a new generation of founders is inventing a
>>>> third path.*
>>>>
>>>> The thesis line: a traditional foundation grant funds a program. An
>>>> equity investment funds ownership. In the AI era, when the cost of building
>>>> has collapsed but capital still flows through old venture patterns,
>>>> ownership of the social-impact tech stack is the most consequential thing
>>>> philanthropy can fund.
>>>>
>>>> Kindora is the new example. *BlocPower* (Donnel Baird, who I know) is
>>>> the precedent: Black-founded PBC, blended recoverable grants + foundation
>>>> capital + multiple Wefunder rounds into one stack. *Wefunder* (itself
>>>> a PBC) and *Realize Impact* (a 501(c)(3)) are the infrastructure
>>>> pieces that make the new playbook actually work. We open up ownership
>>>> stakes to everyone, to our customers, to our community. And we side-step
>>>> big VC, at least in these early stages.
>>>>
>>>> If "Ownership Is The New Equity" is too thesis-heavy for the column at
>>>> this stage, the editor-safe variant is: *"The tools that could fix the
>>>> social sector can't get funded by the old capital stack. Here are the
>>>> founders building the third path."*
>>>>
>>>> Two docs attached as food for thought as we are actively pursuing the
>>>> kind of capital:
>>>>
>>>>    1. *Kindora Community Round Brief* (the actual structure we're
>>>>    putting in motion)
>>>>    2. *Kindora New Capital Playbook* (the vision-level argument for
>>>>    what this assembly becomes)
>>>>
>>>> I won't name the funders we're in conversation with yet. If one or two
>>>> firm up before publication, I'd want to share them with you under embargo.
>>>>
>>>> Would either of those framings resonate? Or is there a third take you'd
>>>> want to come at this from? Karibu (my co-founder) is cc'd, and either of us
>>>> is glad to do a working call o
```

[6] 2026-06-02 20:14 — JUSTIN

```
Really powerful writing Aparna! I dropped in information and content where
you asked for it as well as a couple of comments you can take or leave. If
there's anything else that would be helpful from me, just let me know.
Karibu, feel free to chime in as well if anything jumped out at you.
```

[7] 2026-06-02 21:28 — Aparna [redacted]

```
Brilliant. I will review tomorrow and send it to my editor. Do you have
images you would like me to use, of the two of you or of the product?

On Tue, Jun 2, 2026 at 8:14 PM Justin Steele <justin@truesteele.com> wrote:

> Really powerful writing Aparna! I dropped in information and content where
```

```
> you asked for it as well as a couple of comments you can take or leave. If
> there's anything else that would be helpful from me, just let me know.
> Karibu, feel free to chime in as well if anything jumped out at you.
>
> On Tue, Jun 2, 2026 at 1:23 PM Justin Steele <justin@truesteele.com>
> wrote:
>
>> Excited to dig in! I'm touring colleges in Boston with my older girls
>> today and will send over thoughts tonight.
>>
>> On Tue, Jun 2, 2026, 1:16 PM Aparna Rae <aparna.rae@gmail.com> wrote:
>>
>>> Hi both —
>>>
>>> I shared this draft with you over the weekend — let me know what you
>>> think. I welcome any edits, quotes and additional insights. And would
>>> ideally like to get this out on Thursday.
>>>
>>> Thanks!
>>>
>>>  Forbes — Kindora
>>> <https://drive.google.com/open?id=1GfywgSupo9PY3nBZuDA_BrVNHrgphF0tbUmw2XA4kOs>
>>>
>>> On Thu, May 28, 2026 at 4:51 PM Justin Steele <justin@truesteele.com>
>>> wrote:
>>>
>>>> No rush on our side!
>>>>
>>>> On Thu, May 28, 2026, 4:45 PM Aparna Rae <aparna.rae@gmail.com> wrote:
>>>>
>>>>> Hello! I haven't forgotten about you.
>>>>>
>>>>> I'm going to aim to get you a draft by the EOD the day tomorrow, with
>>>>> the goal of getting your feedback and any quotes/insights from funders
>>>>> who've said yes to you *or* from 1-2 orgs that have gotten real value
>>>>> from using Kindora.
>>>>>
>>>>> Again, sorry for not getting to this sooner.
>>>>>
>>>>> On Tue, May 26, 2026 at 1:14 AM Justin Steele <justin@truesteele.com>
>>>>> wrote:
>>>>>
>>>>>> Hey Aparna, really enjoyed the conversation last week. I've been
>>>>>> chewing on what we talked about and on the Forbes opportunity. Here's where
>>>>>> my head's gone.
>>>>>>
>>>>>> The piece I think you could land is bigger than a Kindora story, it's
>>>>>> the structural argument your column is already pointing at: *for-profit
>>>>>> social-impact tech is stuck between two extractive capital systems (VC and
>>>>>> traditional philanthropy), and a new generation of founders is inventing a
>>>>>> third path.*
>>>>>>
>>>>>> The thesis line: a traditional foundation grant funds a program. An
>>>>>> equity investment funds ownership. In the AI era, when the cost of building
>>>>>> has collapsed but capital still flows through old venture patterns,
>>>>>> ownership of the social-impact tech stack is the most consequential thing
>>>>>> philanthropy can fund.
>>>>>>
>>>>>> Kindora is the new example. *BlocPower* (Donnel Baird, who I know)
>>>>>> is the precedent: Black-founded PBC, blended recoverable grants +
>>>>>> foundation capital + multiple Wefunder rounds into one stack.
>>>>>> *Wefunder* (itself a PBC) and *Realize Impact* (a 501(c)(3)) are the
>>>>>> infrastructure pieces that make the new playbook actually work. We open up
>>>>>> ownership stakes to everyone, to our customers, to our community. And we
>>>>>> side-step big VC, at least in these early stages.
>>>>>>
>>>>>> If "Ownership Is The New Equity" is too thesis-heavy for the column
>>>>>> at this stage, the editor-safe variant is: *"The tools that could
>>>>>> fix the social sector can't get funded by the old capital stack. H
```

[8] 2026-06-03 07:16 — JUSTIN

```
Hi Aparna,

Yes! I attached a set you and your editor can pull from. A few are of us, a
few are the product. Quick rundown so captions are easy:
```

Us / speaking

1. Karibu and me on an Outdoorithm Collective camping trip last December. It's the one good shot I have of the two of us that's recent (we have some old ones of us in business school on our website). Outdoorithm Collective is the nonprofit Sally and I run, and it's where the first version of Kindora was born (we built it to fundraise for OC).

2. Me at the AWS accelerator, co-presenting on how I built Kindora with Claude. It's where I first met Elizabeth Kelly who leads their Beneficial Deployments team.

3. Me presenting to the Camelback Ventures fellows on a Pitch Practice feature I built in Kindora in one night with Claude Code.

Product

4. Kindora trending in the Claude connector marketplace, right alongside Google Drive, Gmail, and Zoom.

5. A live grant search inside Claude. I asked for teen mental health grants for Outdoorithm Collective and it returned real open opportunities with deadlines and dollar amounts.

6. A Kindora Prospect Briefing Book, the funder intelligence we generate for an org (this one's for Outdoorithm Collective).

All of them are cleared to use. The only true "two of us" photo is the December one, so if your editor wants a cleaner co-founder shot, we'd need to stage one. I can also grab a European grant search if that makes the cut, and track down photo credits for any of these if Forbes needs them.

Thanks for making this so easy to be part of. Can't wait to see it land.

Justin

[9] 2026-06-03 07:49 — Karibu Nya [redacted]

Aligned - very powerful writing! Left a few comments as well. Appreciate the thoughtful approach here Aparna!

On Wed, Jun 3, 2026 at 7:16 AM Justin Steele <justin@truesteele.com> wrote:

> Hi Aparna,
>
> Yes! I attached a set you and your editor can pull from. A few are of us,
> a few are the product. Quick rundown so captions are easy:
>
> *Us / speaking*
>
> 1. Karibu and me on an Outdoorithm Collective camping trip last December.
> It's the one good shot I have of the two of us that's recent (we have some
> old ones of us in business school on our website). Outdoorithm Collective
> is the nonprofit Sally and I run, and it's where the first version of
> Kindora was born (we built it to fundraise for OC).
>
> 2. Me at the AWS accelerator, co-presenting on how I built Kindora with
> Claude. It's where I first met Elizabeth Kelly who leads their Beneficial
> Deployments team.
>
> 3. Me presenting to the Camelback Ventures fellows on a Pitch Practice
> feature I built in Kindora in one night with Claude Code.
>
> *Product*
>
> 4. Kindora trending in the Claude connector marketplace, right alongside
> Google Drive, Gmail, and Zoom.
>
> 5. A live grant search inside Claude. I asked for teen mental health
> grants for Outdoorithm Collective and it returned real open opportunities
> with deadlines and dollar amounts.
>
> 6. A Kindora Prospect Briefing Book, the funder intelligence we generate
> for an org (this one's for Outdoorithm Collective).
>

```
> All of them are cleared to use. The only true "two of us" photo is the
> December one, so if your editor wants a cleaner co-founder shot, we'd need
> to stage one. I can also grab a European grant search if that makes the
> cut, and track down photo credits for any of these if Forbes needs them.
>
> Thanks for making this so easy to be part of. Can't wait to see it land.
>
> Justin
>
```

[10] 2026-06-03 20:26 — Apar [redacted]

```
Thanks both!

The piece will be out tomorrow at 7am ET. I'll share the backlink when it
becomes available, but if you're awake before me - check under here
https://forbes.com/sites/aparnarae/
```

---

15. Finding a time to connect with Aniyia

Opened: 2 [redacted] NT
External p [redacted]

[1] 2026-05- : — ro pran ango er c uwong <pwangc er c uwong om yar

```
Hi Justin,

Hope you are doing well! Aniyia mentioned to me that she had some
conversations with you and would love to follow up. Since you're based in
Oakland, we're wondering if you'd like to meet in person at the Omidyar
Network office for a whiteboarding session.

Aniyia has Wednesday July 29 at 11AM open if you're available!

Please let us know.

Best,
Prodpran
```

[2] 2026-05-26 18:26 — Aniyia Willia [redacted]

```
Co-signing here to say that I asked Prod if she could help us find time for a whiteboard session after our chat last week. I'm
about to be on the road for a couple months, so this was the earliest IRL time I could do, but happy to have another call or chat
async before then.


Aniyia L. Williams
Director, Programs & Policy
Lead, The Tech We Want
Omidyar Network
awilliams@omidyar.com




> On May 26, 2026, at 6:10 PM, Prodpran Wangcherdchuwong <pwangcherdchuwong@omidyar.com> wrote:
>
> Hi Justin,
>
> Hope you are doing well! Aniyia mentioned to me that she had some conversations with you and would love to follow up. Since
you're based in Oakland, we're wondering if you'd like to meet in person at the Omidyar Network office for a whiteboarding
session.
>
> Aniyia has Wednesday July 29 at 11AM open if you're available!
>
> Please let us know.
>
> Best,
> Prodpran
>
>
```

[3] [RL] 2026-06-07 14:54 — JUSTIN

```
Hi Prod, thanks for setting this up. And Aniyia, looking forward to it.

July 29 at 11am works. I'll come to the Omidyar office for the whiteboard
session.

A bit of context so we can make the most of the time. Since Aniyia and I
last talked, we've started testing the waters on a raise for Kindora
through the community round concept we discussed. I've attached our
investor one-pager.

The structure is a community round with three lanes: individuals writing
small checks, accredited angels writing larger ones, and a philanthropic
lane I'm especially excited to talk through with you. That last lane lets a
foundation or DAF participate through PRIs rather than venture investments.
We've been in conversation with Realize Impact to take grant capital,
invest it, and recycle the returns back to the funder as more grant capital.

Would love your read on the 29th (or via email before if you have a moment
to kick the tires on it), and to hear if/where Omidyar might see a fit.

Justin
```

[4] 2026-06-08 12:27 — Prodpran Wangcherdchuwong <pwangcherdchuwong@omidyar

```
Calendar invite sent!

On Sun, Jun 7, 2026, 11:54 a.m. Justin Steele <justin@kindora.co> wrote:

> Hi Prod, thanks for setting this up. And Aniyia, looking forward to it.
>
> July 29 at 11am works. I'll come to the Omidyar office for the whiteboard
> session.
>
> A bit of context so we can make the most of the time. Since Aniyia and I
> last talked, we've started testing the waters on a raise for Kindora
> through the community round concept we discussed. I've attached our
> investor one-pager.
>
> The structure is a community round with three lanes: individuals writing
> small checks, accredited angels writing larger ones, and a philanthropic
> lane I'm especially excited to talk through with you. That last lane lets a
> foundation or DAF participate through PRIs rather than venture investments.
> We've been in conversation with Realize Impact to take grant capital,
> invest it, and recycle the returns back to the funder as more grant capital.
>
> Would love your read on the 29th (or via email before if you have a moment
> to kick the tires on it), and to hear if/where Omidyar might see a fit.
>
> Justin
>
```

[5] [RL] 2026-07-27 21:09 — JUSTIN

```
Hi Aniyia,

Hope the last couple months on the road have treated you well. We're
getting close to the 29th, so I want to make sure 11am still works on your
end. If so, would you mind sending directions to the office? My cell is
415-844-8345 if texting is easier.

A quick update on where the raise stands, since the philanthropic lane is
the piece I most want your brain on Wednesday. We've opened the community
round on Wefunder (wefunder.com/kindora), in soft launch now and public in
September. It's a SAFE paired with a 3% revenue share capped at 1.5x, so
capital comes back through operations rather than an exit, plus a lane for
foundation capital on PRI-style terms. The mission is locked into our PBC
charter, and the whole idea is that the nonprofits and funders who use
Kindora can own a piece of it.

Two things I'd love your on when we're together.

First, do you think we can thread the needle and get all three classes into
```

this round: the crowd, concessionary capital (grants and PRIs), and
investors? Or is that trying to do too much at once?

Second, I've taken the round to about 80 people across that spectrum, and
the early read is that investors are the harder sell while foundations feel
like the more natural yes. Is there real room for non-dilutive capital or
PRIs here, and if so, how would you structure it? Could Omidyar be one of
the first in? For context: we're in the final round of the Gates
Foundation's AI Grand Challenge, a proposal GitLab Foundation asked us for
has been quiet a few months, and a growing number of funders want to
underwrite Kindora for their own grantees.

I've attached the current deck. See you Wednesday.

Justin

A note for good order: this is not an offer to sell securities and we are
not accepting funds now. Any indication of interest is non-binding, and an
investment could only be made through Wefunder after we file our offering
statement with the SEC.

[6] 2026-07-28 12:04 — Ani [redacted]

Hi Justin!

I'm going to drop you a line via text also, but confirming receipt here!

We're good to go for tmrw. I'm looking forward to it!

Let's see how far we can get on this convo around classes and structuring. I will see if I can recruit a couple colleagues with
more financial knowledge into the conversation!

Sidebar: tmrw is community lunch day… please order something here as soon as you get a chance so we can have a lunch for you!

https://www.ezcater.com/group-order-invitations/ac7c8a28-afc7-46ea-9bbf-be6fdf7583fc/accept-
invitation/YkRZVTlJxMxVXLdS0EHM3zxupQqFv7PR

Aniyia L. Williams
Director, Programs & Policy
Lead, The Tech We Want
Omidyar Network
awilliams@omidyar.com

> On Jul 27, 2026, at 9:09 PM, Justin Steele <justin@kindora.co> wrote:
>
> Hi Aniyia,
>
> Hope the last couple months on the road have treated you well. We're getting close to the 29th, so I want to make sure 11am
still works on your end. If so, would you mind sending directions to the office? My cell is 415-844-0345 if texting is easier.
>
> A quick update on where the raise stands, since the philanthropic lane is the piece I most want your brain on Wednesday. We've
opened the community round on Wefunder (wefunder.com/kindora <https://wefunder.com/kindora>), in soft launch now and public in
September. It's a SAFE paired with a 3% revenue share capped at 1.5x, so capital comes back through operations rather than an
exit, plus a lane for foundation capital on PRI-style terms. The mission is locked into our PBC charter, and the whole idea is
that the nonprofits and funders who use Kindora can own a piece of it.
>
> Two things I'd love your on when we're together.
>
> First, do you think we can thread the needle and get all three classes into this round: the crowd, concessionary capital (grants
and PRIs), and investors? Or is that trying to do too much at once?
>
> Second, I've taken the round to about 80 people across that spectrum, and the early read is that investors are the harder sell
while foundations feel like the more natural yes. Is there real room for non-dilutive capital or PRIs here, and if so, how would
you structure it? Could Omidyar be one of the first in? For context: we're in the final round of the Gates Foundation's AI Grand
Challenge, a proposal GitLab Foundation asked us for has been quiet a few months, and a growing number of funders want to
underwrite Kindora for their own grantees.
>
> I've attached the current deck. See you Wednesday.
>
> Justin
>
> A note for good order: this is not an offer to sell securities and we are not accepting funds now. Any indication of interest is

non-binding, and an investment could only be made through Wefunder after we file our offering statement with the SEC.
> <Kindora_Pitch Deck.pdf>

<html><head><meta http-equiv="content-type" content="text/html; charset=utf-8"></head><body style="overflow-wrap: break-word; -webkit-nbsp-mode: space; line-break: after-white-space;">Hi Justin!
I'm going to drop you a line via text also, but confirming receipt here!
We're good to go for tmrw. I'm looking forward to it!
Let's see how far we can get on this convo around classes and structuring. I will see if I can recruit a couple colleagues with more financial knowledge into the conversation!
Sidebar: tmrw is community lunch day. please order something here as soon as

---

16. Fwd: Images to promote Kindora case study on Claude LI

Opened: 2026-05-27 [redacted] **NO LEGEND IN THREAD**
External participant [redacted]

[1] 2026-05-27 11:18 — [redacted]

```
Check this out

---------- Forwarded message ---------
From: Kristi Oloffson <kristi@anthropic.com>
Date: Wed, May 27, 2026 at 10:50 AM
Subject: Images to promote Kindora case study on Claude LI
To: Justin Steele <justin@kindora.co>, Amaara Dhanji <amaara@anthropic.com>


Hi Justin!
Our social team would love to promote the Kindora case study
<https://claude.com/customers/kindora> on Claude for Business
<https://www.linkedin.com/showcase/claude-for-business/posts/?feedView=all>,
our LinkedIn channel for customer storytelling.

We're experimenting with a format that includes in-office images, see an
example here from Spotify
<https://www.linkedin.com/posts/claude-for-business_spotify-x-claude-activity-7457504757704720384-VET3?utm_source=share&utm_medium=member_desktop&rcm=ACoAAAKT-OEBFbkVKiiEIcw_gEKKXq-VivBvhyw>.
I'm curious if you have any approved images we could use in a similar
format to promote your story? I know you're a small team but open to your
ideas here!

Adding in @Amaara Dhanji <amaara@anthropic.com> who leads our
social efforts!

Kristi


--



Justin Steele

Co-Founder & CEO


justin@kindora.co

www.kindora.co

LinkedIn Profile <https://www.linkedin.com/in/justinrichardsteele/>
```

[2] 2026-05-27 12:50 — Kristi Ol [redacted]

```
Hi Justin!
Our social team would love to promote the Kindora case study
<https://claude.com/customers/kindora> on Claude for Business
<https://www.linkedin.com/showcase/claude-for-business/posts/?feedView=all>,
our LinkedIn channel for customer storytelling.

We're experimenting with a format that includes in-office images, see an
example here from Spotify
<https://www.linkedin.com/posts/claude-for-business_spotify-x-claude-activity-7457504757704720384-VET3?utm_source=share&utm_medium=member_desktop&rcm=ACoAAAKT-OEBFbkVKiiEIcw_gEKKXq-VivBvhyw>.
```

I'm curious if you have any approved images we could use in a similar format to promote your story? I know you're a small team but open to your ideas here!

Adding in @Amaara Dhanji <amaara@anthropic.com> who leads our social efforts!

Kristi

[3] 2026-05-28 00:27 — JUSTIN

Hi Kristi, this would be great.

We're not working out of an office yet, so our images are a bit different. I attached three:

1. From the AWS accelerator where I first met Elizabeth Kelly and co-presented on how I built Kindora with Claude.
2. Me presenting to the Camelback Ventures fellows on how I built a new Pitch Practice feature in Kindora in one night with Claude Code.
3. My co-founder Karibu and me on an Outdoorithm Collective trip in December. The first prototype of Kindora was built to fundraise for Outdoorithm Collective. A few weeks ago we launched our individual fundraising service on Kindora, after a pilot with Outdoorithm Collective that raised $103K from the founder's network.

Let me know if these could work. If not, we'll get you something else.

A few updates on our end:

- We just added 30,000+ European funders to our database, including over 10,000 open and rolling grant opportunities searchable now through Claude. We haven't announced it yet. It's live, but we're testing with some European users first. Would you all want to include that in the post? Users around the world have been asking us for European funders, so this one is a big deal.
- Traffic on the Claude connector keeps climbing. We've served 15,300+ funder-research tool calls in the last 30 days, now running ~1,000+/day. That's about 4x the launch-week rate (~245/day in late April).
- Our user base has nearly tripled since we launched on Claude, to 1,500+ fundraisers across 1,000+ nonprofits.

Thanks for thinking of us for this, Kristi. Happy to jump on a call if that's easier.

Justin

[4] 2026-05-28 10:11 — JUSTIN

Hi Amaara, I've attached a few screenshots for you. One is the Kindora connector in the actual Claude connector marketplace trending alongside big names like Zoom and Gmail. I included a screenshot for a result directly out of Claude searching for an Outdoorithm Collective teen mental health open grant from this morning. And a screenshot from Outdoorithm Collective's grant briefing book.

Is this what you're looking for? Happy to pull more if you'd like. We do have an MCP connector that can be directly added to Claude Code, but that feels pretty technical for a post like this.

Unfortunately I don't have any additional photos of Karibu representing Kindora, but I might be able to get a non-Kindora related one if you'd like me to ask.

Justin

[5] 2026-05-28 12:11 — Amaar [redacted]

Hey Justin,

It's so great to e-meet you! It's been wonderful to learn more about Kindora and those updates are great to hear.

For the social post, those photos should work! If anything, a few more

co-founder/speaking photos would be great. It would also be great to grab a shot of Kindora's UI to show the product. I noticed a few on the website, but would love if you could share a shot that you think best encompasses the product / is the most important to show.

Also, wondering if you have any images that show how Claude integrates? Here's an example from the Spotify post:
[image: Screenshot 2026-05-28 at 12.08.57 PM.png]

Let me know if you have any questions,
Amaara

[6] 2026-05-29 12:47 — JUSTIN

Sounds great, Amaara. Glad the briefing book and connectors worked for you.

Coming back to the European launch I mentioned in my first note. We're sorting out our own timing for it now, and before we lock anything in, I'd love to give you all the first shot at breaking the news. If that's interesting, here's rough copy you could shape to fit your channel:

"Built almost entirely with Claude Code by a two-person team, Kindora helps nonprofits search real grant opportunities in plain language. Nonprofits across Europe, Latin America, and Africa kept asking Kindora to add European funders, who back significant work across all three regions. So the team brought 31,383 of them into Claude, along with more than 10,000 open grants. Any nonprofit can now search them for free through the Kindora connector."

I can also send a clean screenshot of a real European grant search in Claude if that's useful for the post.

No worries at all if you'd rather not. Just let me know either way so we can plan our own timing. We'll likely announce in the next week or two if it's not a fit on your end.

Justin

[7] 2026-05-29 14:34 — Amaara Dhanj [redacted]

Hey Justin,

Thank you so much! The prospect briefing book is great, as well as the connectors.

No worries on additional photos - we'll see what we have and will let you know if we require anything more!

Best,
Amaara

[8] 2026-06-02 09:40 — Amaar [redacted]

Hey Justin,

Thanks so much for sharing and congratulations on the launch, that's huge! Since this post accompanies your case study, we'd rather keep the focus more general.

That being said, congratulations again on the launch, and I can't wait to see it out in the wild.

Best,
Amaara

[9] 2026-06-02 10:10 — JUSTIN

Sounds good Amaara!

Justin Steele

Co-Founder & CEO

justin@kindora.co

www.kindora.co

LinkedIn Profile <https://www.linkedin.com/in/justinrichardsteele/>

[10] [R] 2026-07-23 17:45 — JUSTIN

Hi Amaara, hope you're having a great summer. I thought about this today
and wondered if it ever landed or if you're still planning on posting. Let
me know if you need anything from me. We're still serving up thousands of
answers Claude user queries a week. We also just put up a Wefunder campaign
this week to offer our users a chance to invest in us:
https://wefunder.com/kindora

Thankful for the partnership.

Justin

[11] 2026-07-24 09:42 — Amaara Dh[redacted]

Hi Justin,

Thanks so much for reaching out! Apologies for the delay, we had quite a
crazy social calendar the past month and had to do a lot of re-organizing
of content. That being said, we are still planning on posting! Our team is
working on the creative and I should have something to share for your
review in the next few days.

Appreciate your patience,
Amaara

[12] [R] 2026-07-28 10:44 — JUSTIN

Awesome, thanks Amaara!

On Fri, Jul 24, 2026 at 6:43 AM Amaara Dhanji <amaara@anthropic.com> wrote:

> Hi Justin,
>
> Thanks so much for reaching out! Apologies for the delay, we had quite a
> crazy social calendar the past month and had to do a lot of re-organizing
> of content. That being said, we are still planning on posting! Our team is
> working on the creative and I should have something to share for your
> review in the next few days.
>
> Appreciate your patience,
> Amaara
>
> On Thu, Jul 23, 2026 at 8:45 PM Justin Steele <justin@kindora.co> wrote:
>
>> Hi Amaara, hope you're having a great summer. I thought about this today
>> and wondered if it ever landed or if you're still planning on posting. Let
>> me know if you need anything from me. We're still serving up thousands of
>> answers Claude user queries a week. We also just put up a Wefunder campaign
>> this week to offer our users a chance to invest in us:
>> https://wefunder.com/kindora
>>
>> Thankful for the partnership.
>>
>> Justin
>>
>> On Tue, Jun 2, 2026 at 6:40 AM Amaara Dhanji <amaara@anthropic.com>
>> wrote:
>>
>>> Hey Justin,
>>>
>>> Thanks so much for sharing and congratulations on the launch, that's
>>> huge! Since this post accompanies your case study, we'd rather keep the
>>> focus more general.

```
>>>
>>> That being said, congratulations again on the launch, and I can't wait
>>> to see it out in the wild.
>>>
>>> Best,
>>> Amaara
>>>
>>> On Fri, May 29, 2026 at 3:47 PM Justin Steele <justin@kindora.co> wrote:
>>>
>>>> Sounds great, Amaara. Glad the briefing book and connectors worked for
>>>> you.
>>>>
>>>> Coming back to the European launch I mentioned in my first note. We're
>>>> sorting out our own timing for it now, and before we lock anything in, I'd
>>>> love to give you all the first shot at breaking the news. If that's
>>>> interesting, here's rough copy you could shape to fit your channel:
>>>>
>>>> *"Built almost entirely with Claude Code by a two-person team, Kindora
>>>> helps nonprofits search real grant opportunities in plain language.
>>>> Nonprofits across Europe, Latin America, and Africa kept asking Kindora to
>>>> add European funders, who back significant work across all three regions.
>>>> So the team brought 31,383 of them into Claude, along with more than 10,000
>>>> open grants. Any nonprofit can now search them for free through the Kindora
>>>> connector."*
>>>>
>>>> I can also send a clean screenshot of a real European grant search in
>>>> Claude if that's useful for the post.
>>>>
>>>> No worries at all if you'd rather not. Just let me know either way so
>>>> we can plan our own timing. We'll likely announce in the next week or two
>>>> if it's not a fit on your end.
>>>>
>>>> Justin
>>>>
>>>> On Fri, May 29, 2026 at 11:34 AM Amaara Dhanji <amaara@anthropic.com>
>>>> wrote:
>>>>
>>>>> Hey Justin,
>>>>>
>>>>> Thank you so much! The prospect briefing book is great, as well as the
>>>>> connectors.
>>>>>
>>>>> No worries on additional photos - we'll see what we have and will let
>>>>> you know if we require anything more!
>>>>>
>>>>> Best,
>>>>> Amaara
>>>>>
>>>>> On Thu, May 28, 2026 at 1:12 PM Justin Steele <justin@kindora.co>
>>>>> wrote:
>>>>>
>>>>>> Hi Amaara, I've attached a few screenshots for you. One is the
>>>>>> Kindora connector in the actual Claude connector marketplace trending
>>>>>> alongside big names like Zoom and Gmail. I included
```

[13] 2026-08-03 16:11 — Amaara Dha [redacted]

```
Hey Justin!

Sorry for the delay - here is a .pdf of the post! Let us know if you have
any feedback :)

Best,
Amaara

On Tue, Jul 28, 2026 at 10:44 AM Justin Steele <justin@kindora.co> wrote:

> Awesome, thanks Amaara!
>
> On Fri, Jul 24, 2026 at 6:43 AM Amaara Dhanji <amaara@anthropic.com>
> wrote:
>
>> Hi Justin,
>>
>> Thanks so much for reaching out! Apologies for the delay, we had quite a
>> crazy social calendar the past month and had to do a lot of re-organizing
```

```
>> of content. That being said, we are still planning on posting! Our team is
>> working on the creative and I should have something to share for your
>> review in the next few days.
>>
>> Appreciate your patience,
>> Amaara
>>
>> On Thu, Jul 23, 2026 at 8:45 PM Justin Steele <justin@kindora.co> wrote:
>>
>>> Hi Amaara, hope you're having a great summer. I thought about this today
>>> and wondered if it ever landed or if you're still planning on posting. Let
>>> me know if you need anything from me. We're still serving up thousands of
>>> answers Claude user queries a week. We also just put up a Wefunder campaign
>>> this week to offer our users a chance to invest in us:
>>> https://wefunder.com/kindora
>>>
>>> Thankful for the partnership.
>>>
>>> Justin
>>>
>>> On Tue, Jun 2, 2026 at 6:40 AM Amaara Dhanji <amaara@anthropic.com>
>>> wrote:
>>>
>>>> Hey Justin,
>>>>
>>>> Thanks so much for sharing and congratulations on the launch, that's
>>>> huge! Since this post accompanies your case study, we'd rather keep the
>>>> focus more general.
>>>>
>>>> That being said, congratulations again on the launch, and I can't wait
>>>> to see it out in the wild.
>>>>
>>>> Best,
>>>> Amaara
>>>>
>>>> On Fri, May 29, 2026 at 3:47 PM Justin Steele <justin@kindora.co>
>>>> wrote:
>>>>
>>>>> Sounds great, Amaara. Glad the briefing book and connectors worked for
>>>>> you.
>>>>>
>>>>> Coming back to the European launch I mentioned in my first note. We're
>>>>> sorting out our own timing for it now, and before we lock anything in, I'd
>>>>> love to give you all the first shot at breaking the news. If that's
>>>>> interesting, here's rough copy you could shape to fit your channel:
>>>>>
>>>>> *"Built almost entirely with Claude Code by a two-person team, Kindora
>>>>> helps nonprofits search real grant opportunities in plain language.
>>>>> Nonprofits across Europe, Latin America, and Africa kept asking Kindora to
>>>>> add European funders, who back significant work across all three regions.
>>>>> So the team brought 31,183 of them into Claude, along with more than 10,000
>>>>> open grants. Any nonprofit can now search them for free through the Kindora
>>>>> connector."*
>>>>>
>>>>> I can also send a clean screenshot of a real European grant search in
>>>>> Claude if that's useful for the post.
>>>>>
>>>>> No worries at all if you'd rather not. Just let me know either way so
>>>>> we can plan our own timing. We'll likely announce in the next week or two
>>>>> if it's not a fit on your end.
>>>>>
>>>>> Justin
>>>>>
>>>>> On Fri, May 29, 2026 at 11:34 AM Amaara Dhanji <amaara@anthropic.com>
>>>>> wrote:
>>>>>
>>>>>> Hey Justin,
>>>>>>
>>>>>> Thank you so much! The prospect briefing book is great, as well as
>>>>>> the connectors.
>>>>>>
>>>>>> No worries on additional photos - we'll see what we have and will let
>>>>>> you know if we require anything more!
>>>>>>
>>>>>> Best,
>>>>>> Amaara
```

>>>>>>
>>>

[14] 2026-08-03 22:34 — JUSTIN

Hey Amaara,

This looks great! Love how the story reads across the slides, and the photo choice on the quote page.

One update before it goes out: we've upgraded our models since the case study, so slide 6 could use a refresh. The current lineup:

- *Sonnet 5* researches funders and powers Kindora's search
- *Haiku 4.5* scores thousands of matches behind the scenes (unchanged)
- *Opus 5* helps members draft grant applications

One small optional edit: slide 3 says I "ran" a small nonprofit. I still run Outdoorithm Collective as a co-founder, so "runs" would be accurate.

Also curious about timing. Kindora turns one on Wednesday, August 5th, and we're planning some posts to celebrate the birthday. If yours lands this week, we'll amplify it alongside ours. No pressure either way, just flagging in case the timing lines up.

Thanks to you and the team for putting this together!

Justin

Justin Steele

Co-Founder & CEO

justin@kindora.co

www.kindora.co

LinkedIn Profile <https://www.linkedin.com/in/justinrichardsteele/>

[15] 2026-08-04 08:44 — Amaara Dha [redacted]

Hey Justin,

Thank you so much for those edits! We will get those changed. We're planning on posting today which is great timing - congrats on the birthday 🎉.

Once it goes live, I'll share the links with you!

Best,
Amaara

[16] 2026-08-04 13:29 — Amaara Dhanji [redacted]

Hey Justin,

We're live!
https://www.linkedin.com/feed/update/urn:li:activity:7490503955551145984

Best,
Amaara

On Tue, Aug 4, 2026 at 8:44 AM Amaara Dhanji <amaara@anthropic.com> wrote:

> Hey Justin,
>
> Thank you so much for those edits! We will get those changed. We're
> planning on posting today which is great timing - congrats on the birthday
> 🎉.

>
> Once it goes live, I'll share the links with you!
>
> Best,
> Amaara
>
> On Mon, Aug 3, 2026 at 10:34 PM Justin Steele <justin@kindora.co> wrote:
>
>> Hey Amaara,
>>
>> This looks great! Love how the story reads across the slides, and the
>> photo choice on the quote page.
>>
>> One update before it goes out: we've upgraded our models since the case
>> study, so slide 6 could use a refresh. The current lineup:
>>
>>   - *Sonnet 5* researches funders and powers Kindora's search
>>   - *Haiku 4.5* scores thousands of matches behind the scenes
>>   (unchanged)
>>   - *Opus 5* helps members draft grant applications
>>
>> One small optional edit: slide 3 says I "ran" a small nonprofit. I still
>> run Outdoorithm Collective as a co-founder, so "runs" would be accurate.
>>
>> Also curious about timing. Kindora turns one on Wednesday, August 5th,
>> and we're planning some posts to celebrate the birthday. If yours lands
>> this week, we'll amplify it alongside ours. No pressure either way, just
>> flagging in case the timing lines up.
>>
>> Thanks to you and the team for putting this together!
>>
>> Justin
>>
>>
>>
>>
>>
>> Justin Steele
>>
>> Co-Founder & CEO
>>
>>
>> justin@kindora.co
>>
>> www.kindora.co
>>
>> LinkedIn Profile <https://www.linkedin.com/in/justinrichardsteele/>
>>
>>
>> On Mon, 3 Aug 2026 16:11:22 -0700, Amaara Dhanji <amaara@anthropic.com>
>> wrote:
>>
>> Hey Justin!
>>
>> Sorry for the delay - here is a .pdf of the post! Let us know if you have
>> any feedback :)
>>
>> Best,
>> Amaara
>>
>> On Tue, Jul 28, 2026 at 10:44 AM Justin Steele <justin@kindora.co> wrote:
>>
>>> Awesome, thanks Amaara!
>>>
>>> On Fri, Jul 24, 2026 at 6:43 AM Amaara Dhanji <amaara@anthropic.com>
>>> wrote:
>>>
>>>> Hi Justin,
>>>>
>>>> Thanks so much for reaching out! Apologies for the delay, we had quite
>>>> a crazy social calendar the past month and had to do a lot of re-organizing
>>>> of content. That being said, we are still planning on posting! Our team is
>>>> working on the creative and I should have something to share for your
>>>> review in the next few days.
>>>>
>>>> Appreciate your patience,
>>>> Amaara

```
>>>>
>>>> On Thu, Jul 23, 2026 at 8:45 PM Justin Steele <justin@kindora.co>
>>>> wrote:
>>>>
>>>>> Hi Amaara, hope you're having a great summer. I thought about this
>>>>> today and wondered if it ever landed or if you're still planning on
>>>>> posting. Let me know if you need anything from me. We're still serving up
>>>>> thousands of answers Claude user queries a week. We also just put up a
>>>>> Wefunder campaign this week to offer our users a chance to invest in us:
>>>>> https://wefunder.com/kindora
>>>>>
>>>>> Thankful for the partnership,
>>>>>
>>>>> Justin
>>>>>
>>>>> On Tue, Jun 2, 2026 at 6:40 AM Amaara Dhanji <amaara@anthropic.com>
>>>>> wrote:
>>>>>
>>>>>> Hey Justin,
>>>>>>
>>>>>> Thanks so much for sharing and congratulations on the launch, that's
>>>>>> huge! Since this post accompanies your case study, we'd rather keep the
>>>>>> focus more general.
```

---

17. Chat about raising a community round?

Opened: 2026-06-02 19:11 · **Messages:** 1 (1 outbound) · **EXTERNAL** · **NO LEGEND IN THREAD**
External parti [redacted]

[1] [R] 2026-06-02 19:11 — JUSTIN

```
Hey Donnel, hope you're well! My PBC Kindora has been getting a lot of
traction since we saw each other in New York just after we had launched
last Fall. My co-founder and I are considering raising a community round,
which would be a mix of accredited investors, foundations, and individuals.
We've been talking to Wefunder about hosting it. It looks like you
navigated this at Blocpower. I'd love to pick your brain about if you're up
for it. The good, bad, and ugly before we dive off the deep end. We have a
lot of investor interest and likely don't "need" a community round, but we
think it's really aligned with our mission and would provide a unique
marketing opportunity for us.

More info attached on how we're thinking about it if helpful. Let me know
if you're up for a chat.

Justin


--



Justin Steele

Founder & Chief Impact Officer

justin@truesteele.com

www.truesteele.com


Book an Appointment <https://www.truesteele.com/appointments>

LinkedIn Profile <https://www.linkedin.com/in/justinrichardsteele/>
```

---

18. CCS Fundraising interested in talking with you

Opened: 2026-06-03 18:47 · **Messages:** 4 (2 outbound) · **EXTERNAL** · **NO LEGEND IN THREAD**
External participants [redacted]

[1] 2026-06-03 18:47 [redacted]

Hi Justin,

I was at a meeting last week with 2 folks from CCS Fundraising<https://www.ccsfundraising.com/>: Ted Blackburn (Partner at CCS who we worked with on the SFF campaign) and Sarah Kraisin (newly promoted to head of CCS West Coast).

In a conversation that was a combo of a catch up and business, Kindora came up in the conversation (for context, was sharing with them what I talked about at a recent preso to a cohort of nonprofit CEOs). They took a look at it in real time and asked if I'd be willing to facilitate an intro. I am not sure if you'd be interested in working with that kind of a consulting firm, but it may be an investment opp, white label opp, or they even asked me if I thought you'd want to be acquired (I doubt that given that you are trying to democratize access, but I told them they would have to ask you!).

Do you want me to make an intro?

Also, I meant to tell you that I had dinner with Annie Ulevitch who you met with before and is now the ED of The Solid Foundation. She's doing some internal foundation ops set up right now but mentioned that in the next month or two she's planning to reconnect with you - you're exactly the kind of entrepreneur and product that they fund, and she alluded to feeling pretty certain that they would want to fund you in the near future. If I can help nudge her on that in July, let me know.

Thanks!

Rehana

Rehana Abbas
Chief Philanthropy Officer
San Francisco Foundation
Pronouns: she/her/hers
(415) 733-8507

[2] [R] 2026-06-05 10:35 — JUSTIN

Yo! This is great. Thanks Rehana. Really appreciate you nudging folks out there about Kindora. Happy to connect with CCS and explore ways we might partner. We're not looking for acquisition right now, but we are considering raising a round of investment through a combo community round + angel investors + philanthropic PRIs. See attached for a draft one pager if it's helpful. We have more interest in the enterprise and individual giving plans than we can serve, and we need to raise some bridge funding so we can hire!

And so great to hear about Annie. I pinged her after she took that Solid Foundation role as I agree, they seem like exactly the kind of group who would want to support Kindora.

--
Justin R. Steele
https://www.truesteele.com/

[3] 2026-06-05 15:34 — Rehana Ab[redacted]

Great! I'll share this with them and connect you.

Also, I've been wondering if you would do a community round - what are you thinking is your minimum entry point? Tim and I have invested (low level, like $10K) in a couple of things and if that level of investment is something you're looking for when you go to a community round, I would be interested to learn more... As you know I really believe in what you're doing.

I'd also love to talk more about what role SFF can play through the PRI lens overall in this space. We can build the platform for it, but as you know, we haven't yet grown the tent to include a lot of the folks that I think would want this kind of opportunity. It could be a differentiator for us if we do it right, but we would need a real strategy, and support of the board to help bring people to the table, if we wanted to do an SFF PRI dedicated to leveraging equitable AI tools for the sector. Curious your thoughts on that.

Have a great weekend,
Rehana

Rehana Abbas
Chief Philanthropy Officer
San Francisco Foundation
Pronouns: she/her/hers

(415) 733-8507

____

[4] [R] 2026-06-07 18:04 — JUSTIN

Hey Rehana, short answer on the community round is that your level is
exactly what we're building it for.

We're planning to run it as a community round on Wefunder, designed for
individuals' personal capital, so we haven't locked the exact floor yet but
it'll be low and flexible. A $10K from you and Tim sits right in the sweet
spot. Having someone who knows this sector as deeply as you do in the round
also matters to us beyond the dollars.

We're finalizing the cap and terms right now with our attorneys and the
Wefunder team. I'll send you the page the moment it's live so you and Tim
can jump in.

---

19. Wefunder / Kindora - Follow Up

Opened: 20[redacted] **LEGEND PRESENT**
External pa[redacted]

[1] 2026-06-[redacted]

Enjoyed t[redacted]

Here is a v1 of the Kindora deal page — https://wefunder.com/kindora/
You can make edits here — https://wefunder.com/kindora/editor

I think if we have a solid v1 we can start distribution experiments.
Investors can reserve their spot in the round once you activate.

I'd recommend you connect with Dan
<https://cxVLS04.na1.hs-sales-engage.com/Ctc/LW+23284/cxVLS04/J122-
6qcW7lCdLW6lZ3pTW95HmgR1139tRW7z1Qf14n8JwdW6vvQNs16rcXlW8xwfVB1YPrSvW1czjKL1dw8wbW3Rq5wh93-
4XfW55hsYB4HF0x2W78twqZ5gDdb9W7bZxcb81dCJ0W618Mxt2wPbrRW4ss2kF6qfb9WW5wHMzh6qwg3CW4flsz12nBYPjW7rs60r6C3Q-
2W5qtrLy8RlQTvW72rwft6hMqvVW7n5DJH27QqKFW3b8p1H7-
yJT4VqXj9b9kbryXW5mk4QtLCXYVgW5NTJYw0HCMV3W8lrTbF5KrM6gW8QDJ8t6wYgndVhCC5w7QWZt2f5-5_T084>.
He's based in Oakland, and he successfully raised on Wefunder
<https://cxVLS04.na1.hs-sales-engage.com/Ctc/LW+23284/cxVLS04/JKM2-6qcW6N1vHY6lZ3kFW7rg_dp2YRvJkV9hMBN36n_-GW16q_6gJNj-
XCV8Rhqy6ssHzrW8KJWVy2YW7v2N50fgLbG7nW-W107hnG1RW-vcW78XZ066_Nwd_N7gXg-
-1T35XW3ZFxhG58XBFdW1wBph531lKl5WBmL9_l7YzkRGW4hHWBF1X6y__W8N_4fsBcz5bLW30GxCT7_Z58rW7ZX27Z7kZCN5M2NQg5RjtQQW31lKQT6dPk_kVkJnF_56JNMd
GYPW5O7JPvW16rH643_X-pdf7RNBgW04>.
He's more of a fractional strategic than an operational partner. He's also
an awesome person and close friend -- dan@upcycledfoods.com

Obviously terms are a part of this. The best option we have is the SAFE +
Revenue Share contract. Here's
<https://cxVLS04.na1.hs-sales-engage.com/Ctc/LW+23284/cxVLS04/JlF2-
6qcW8wLK5R6lZ3mBW5s39NK8ZFVxcN1mtjLxMW78qN44Mv91VwrK5W9d6H0380nZ5dW6wsgJj3CG0hVW6GhpC13Lw2zmN5MM_8TrX182W7zZYH27y5TJsW80hWys7vrHvPWRM
5RW1wLb143944VKdkXV-404>
the template contract.

Other resources on terms --
James Thomason
<https://cxVLS04.na1.hs-sales-engage.com/Ctc/LW+23284/cxVLS04/JKM2-6qcW6N1vHY6lZ3lvW7g9ql-1bWNLLVk-
XmX4VZJtsW2JNvT74CfGlWN8CKMxrJth19VJscsj6bH7dcW7mwTkmlsW-zXV_kl-d99j4GMW7x1jjh1wzPyDW7lPVPN2mpm-
LW18fCHk198NYxW7W3ZZQ2fRr0zN6vD8p6RpG0jW1md5J08ywDMRW2f7y5y61qc9rM2vmfN-DfXPW41LdwL4X_mNsN2D73WfV9cb-N7ksb4hxQg9HVd2nVW3Ln-
HQW1rTxs118hY1CW6XMnf65SQK8TW39V1bv1PR0WwdyTPXF04>
/ SAFER
<https://cxVLS04.na1.hs-sales-engage.com/Ctc/LW+23284/cxVLS04/JKs2-6qcW69sMD-6lZ3mpW7z5ndt281T7WW2Q8Bn84-
nTrCW4fBDLr3WvY5RvvLpCC4XyLXdW9jN47P2LqL70W3lk-8P6W8-p5W58J8MN3_5HW1VvkHLw7ysVzFW72k7Oq7b4TgFVmx38w74kz1wW9f86Vk7-
Yqq2W5Wws1W3mwTVhW531KCw4lb9c-W9b8J2M1FCxNgN5j2CL0g8JbfN5ycN68jHHZ2VWCx1Y6-ctlyW69b60172pRbfW3DnPhX5x2-83W1fkkR880cCJ6f351HqR04>
- james@nextwave.partners
Jonathan Bragdon
<https://cxVLS04.na1.hs-sales-engage.com/Ctc/LW+23284/cxVLS04/JKM2-6qcW6N1vHY6lZ3p-W5CyGgG18Jb-
1W5_wWN81TmwOW15f91j4P17VMW3q_F5k2flgRrVHCZHJ15q5KzW5G-x826GJCsSW3Pk88Z5H_vYjVpPmgB5304f6W4Gck1Y6-
L58bW16QvDh6cSX9wW3X9fs56jlXW3W5LyngM8wKdxGW7fH6MW422txZW0FtsQ829Dx5KW6Tht254jZ870W1TH_xt1HCf50M2HlL8g2l4vs0W3mZbj267FyYyW23VBzJ1ynwF
8W1sY5w98J8MvxW3bWb1W8p6fHFf8LkD-x04>
- jonathan@capacity.is

```
We could use an investment contract from their groups as well.  We're
pretty flexible.

Happy to make intros to any of these three when the time is right.  Looking
forward to chatting again in 2 weeks.  Call me at 619-629-5017 if you'd
like to chat prior.

Justin
```

[2] 2026-06-05 11:39 — Jonny Pri [redacted]

```
And just to be clear — if you want to launch more quickly, you can :)

*Jonny Price*
President
Wefunder ( http://wefunder.com )
415-297-4763

Twitter Icon Small Circle ( https://x.com/JonnyCPrice ) LinkedIn Icon Small Circle ( https://www.linkedin.com/in/jonnyprice/ )

Wefunder overview deck for founders ( https://docsend.com/v/qm4gc/wefunderoverviewdeck )
Why I work for Wefunder ( https://www.linkedin.com/pulse/why-i-work-wefunder-jonny-price/?trackingId=Sc4DX0ZHRF6QuYdvPNg6IQ%3D%3D
)

The proudest I have ever been as a dad ( https://www.facebook.com/jonny.price.161/videos/10103670068016440/?
notif_id=1589678514403635&notif_t=feedback_reaction_generic )
```

[3] 2026-06-26 11:02 — Justin Ren [redacted]

```
Justin / Karibu -- do you have time to circle back next week?

Let me know if you'd like me to me more specific on next steps / timeline
and push this harder.
```

[4] 2026-06-30 11:43 — JUSTIN

```
Hey Justin, Karibu is in Europe and I'm headed to Kings Canyon to take a
group on a fly fishing/camping trip tomorrow. Could we connect on the 6th?
I think Karibu will still be in Europe, but I'd like to keep the momentum
going.
```

[5] 2026-06-30 12:18 — Justin Re [redacted]

```
Appreciate the little sneaky addition of Kings Canyon -- a seperate (and
more important) email in your inbox regarding that.

I'm out of town till Tuesday next week, but put a tentative hold on the
calendar for 9:30 PST on Tuesday.  My schedule next week is flexible if you
need to move to another day / time.

Makes sense on the relative strategic decisions --> timing.

I think this is where Testing the Waters could make sense for cycling the
deal page to relevant contacts in the moment (versus a big marketing
campaign, a phasing approach).  We can discuss that next week.
```

[6] [RL] 2026-06-30 22:26 — JUSTIN

```
Sounds great. Talk next week. And just sent you a bunch of Sierra
inspiration :)

On Tue, Jun 30, 2026 at 12:19 PM Justin Renfro <justin@wefunder.com> wrote:

> Appreciate the little sneaky addition of Kings Canyon -- a seperate (and
> more important) email in your inbox regarding that.
>
> I'm out of town till Tuesday next week, but put a tentative hold on the
> calendar for 9:30 PST on Tuesday.  My schedule next week is flexible if you
> need to move to another day / time.
>
> Makes sense on the relative strategic decisions --> timing.
>
```

```
> I think this is where Testing the Waters could make sense for cycling the
> deal page to relevant contacts in the moment (versus a big marketing
> campaign, a phasing approach). We can discuss that next week.
>
>
> On Tue, Jun 30, 2026 at 11:43 AM Justin Steele <justin@kindora.co> wrote:
>
>> Hey Justin, Karibu is in Europe and I'm headed to Kings Canyon to take a
>> group on a fly fishing/camping trip tomorrow. Could we connect on the 6th?
>> I think Karibu will still be in Europe, but I'd like to keep the momentum
>> going.
>>
>> On our side, we've been working through Karibu's co-founder role going
>> forward given that he's between roles and considering how engaged he wants
>> to be. We know we need to get this locked in before we raise, so we've been
>> working towards getting that finalized and working with our lawyer to paper
>> everything. Once we get that done, we're hoping to lock Gerald Chertavian
>> in as the lead for this round. We've had several meetings with him, and
>> he's enthusiastic.
>>
>> I have started sharing this draft one pager with some investors who have
>> expressed interest. Would welcome your thoughts.
>>
>> On Fri, Jun 26, 2026 at 11:03 AM Justin Renfro <justin@wefunder.com>
>> wrote:
>>
>>> Justin / Karibu -- do you have time to circle back next week?
>>>
>>> Let me know if you'd like me to me more specific on next steps /
>>> timeline and push this harder.
>>>
>>> On Thu, Jun 4, 2026 at 1:16 PM Justin Renfro <justin@wefunder.com>
>>> wrote:
>>>
>>>> Enjoyed the conversation today.
>>>>
>>>> Here is a v1 of the Kindora deal page -- https://wefunder.com/kindora/
>>>> You can make edits here -- https://wefunder.com/kindora/editor
>>>>
>>>> I think if we have a solid v1 we can start distribution experiments.
>>>> Investors can reserve their spot in the round once you activate.
>>>>
>>>> I'd recommend you connect with Dan
>>>> <https://cxVLS04.na1.hs-sales-engage.com/Ctc/LW+23284/cxVLS04/Jl22-
6qcW7lCdLW6lZ3pTW95MmgR1139tRW7zlQT14n8JwdW6vvQNs16rcXlWBxwfVBIYPrSvW1cxjKL1dw8wbW3Rq5Wh93-
4XfW55hsYB4HFDx2W78twqZ5gDdb9W7bZxcb8ldCJ8W61BMxt2wPbrRW4ss2kF6qfb9WW5wHMzh6qwg3CW4flsz12n8YPjW7rs60r6C3Q-
ZW5qtrLy8RlQTvW7Zrwft6hMqvVW7mSD2H27QqKPW3b8p1H7-
yJT4VgXj9b0kbryXW5mk4Qt1CXYVqW5NTJYw8HCMV3W81rTbF5KrM6gWBQDJ8t6wYgndVhCC5w7QWZt2f5-5_T004>.
>>>> He's based in Oakland, and he successfully raised on Wefunder
>>>> <https://cxVLS04.na1.hs-sales-engage.com/Ctc/LW+23284/cxVLS04/JkM2-6qcW6N1vmY6lZ3kFW7rg_dp2YRvJkV9HMDN36n_-GW16q_6g3Nj-
XCV8RhqyGssHzrW8KJWVy2YW7v2N5DfqLbG7nW-W187hnG1RW-vcW78XZQ66_Nwd_N7gXg-
-1T35XW3ZFxhG5BXBFdW1w8ph5311K15W8mL9_17YzkRGW4hHWBF1X6y__W8N_4fs8czSbLW30GxCT7_ZS8rW7ZX27Z7kZCNSM2NQg5RjtQQW31lKQT6dPk_kVkJnf_56JkMd
GYPW5071PvW16rH643_X-pdf7H0BgW04>.
>>>> He's more of a fractional strategic than an operational partner. He's also
>>>> an awesome person and close friend -- dan@upcycledfoods.com
>>>>
```

---

20. Connection

Opened: 2026-06-05 [redacted] **NO LEGEND IN THREAD**
External participant [redacted]

[1] 2026-06-05 14:26 [redacted]

```
Hello Rhett and [redacted]

Connecting you both.

Apparently you all both did some time at Bridgespan at different times, but
wanted to connect you here.

Rhett -

Justin is a mentor and founder building some of the infrastructure we need
```

to accelerate change. Has been at Google.org and is building
https://www.kindora.co/en

Justin,

Rhett is the cofounder of https://www.nextladder.com/, has worked at the
Gates Foundation previously leading strategy and operations for 12+ years
previously, and committed to this work.

You all should connect. I will let you both take it from here.

Best,

Sergio
--
Sergio Marrero

The information transmitted is intended only for the person to whom it is
addressed and may contain confidential material. Review or other use of
this information by persons other than the intended recipient is
prohibited. If you've received this in error, please contact the sender and
delete from any computer.

[2] [R] 2026-06-07 22:19 — JUSTIN

Thanks for the intro, Sergio! (moving you to bcc and cc'ing my Kindora
email)

Rhett, really glad to connect. I'm already lucky to know a couple of your
colleagues well. Brigitte and I went through engineering school together at
UVA and spent a decade side by side at Google.org (my daughter babysits her
kids!), and I've known Clarence for years, with a good long catch-up at the
Good Tech Summit in April.

A quick word on me: after a decade leading Google.org's Americas
philanthropy, my co-founder and I are building Kindora, an AI fundraising
platform that helps the social sector unlock capital. We've got more than
1,000 orgs on it less than a year in, and Anthropic recently featured us
<https://claude.com/customers/kindora>. I've been thinking hard about the
exact gap NextLadder was built to fill (Forbes just covered how we're
approaching it
<https://www.forbes.com/sites/aparnarae/2026/06/04/grants-fund-programs-ownership-funds-the-future/>),
and we're raising a small bridge round on a SAFE, not chasing a VC outcome.
I'd love to compare notes.

Got 25 minutes in the next couple weeks? Here's my calendar:
https://calendly.com/justin-kindora/1-2-1, or send a few times and I'll
make one work.

Justin

--
Justin R. Steele
https://www.truesteele.com/

---

21. Kindora pre-seed — context for the Zeal conversation

Opene[redacted]ound) · **EXTERNAL** · **LEGEND PRESENT**
Extern[redacted]
[1] [RL[redacted]

Hey Trevor,

A little context on Kindora's raise for the Zeal conversation (one-pager
attached).

We're raising a $1-2M pre-seed on a SAFE plus revenue share, finalizing
with Wefunder and counsel over the next couple weeks.

Justin

```
This is not an offer to sell or a solicitation of an offer to buy
securities. No money or other consideration is being solicited, and if sent
in response, will not be accepted. No offer to buy securities can be
accepted and no part of the purchase price can be received until an
offering statement (Form C) is filed with the SEC, and then only through a
registered funding portal's filed offering. An indication of interest
involves no obligation or commitment of any kind.
```

---

22. Fir [redacted]

Opene [redacted] **D PRESENT**
Extern [redacted]

[1] [R] [redacted]

```
Hi Gerald, so good spending time with you last week. It was a highlight for
me and the girls. I'm also at the Four Seasons in New Orleans this week and
marveling at Kate's work. This is truly one of the most welcoming and
beautiful hotels Sally and I have stayed at in a long time. We're having an
amazing visit.

I connected with Karibu (cc'd) after your conversation, and he's fully in.
We're both excited to bring you on as Chair.

Wanted to send you a first pass at what we're thinking on the Chair role
and the investment side. This is a starting place. None of it is locked,
and a few pieces (the investment instrument specifically) are still being
finalized with counsel. Let me know how it reads to you, and if you'd want
to propose any amendments.

*The investment side*

What you mentioned on June 1 was ~$50K, which I understand is the size
you've gone in at on other investments. We're anchoring there. If you want
to come in differently, flag it.

The instrument we're planning to use for our raise is *Wefunder's standard
SAFE + Revenue Share*: a regular post-money SAFE paired with a small
revenue share that returns capital from operations once revenue clears a
threshold, capped at a multiple. The cap on your tier will be ~$10M (Reg D
anchor). As I mentioned, we closed our first SAFE back in Feburary from
Camelback Ventures at an $8M cap with a $50K investment. The remaining
specifics (revenue share percentage, threshold, repayment multiple) are
being finalized with Alfredo Silva at Morrison Foerster. I'll send you a
cleaner write-up of the instrument when it's locked.

Also happy to share any other materials. We've got the fundraising plan we
just landed, the brief we sent counsel and Wefunder, and the 1-pager we've
been circulating. Just let me know what would help.

*The Chair role*

Here's what we'd propose:

   - 2.0% in options from the available pool
   - 3-year vest with a 1-year cliff
   - Vesting tied to your continued service in the Chair role (stop-vest if
   you ever step off, with single-trigger acceleration on a change of control)
   - 3-year initial Chair term, renewable

*Board composition*

3 seats: you, me, and Karibu, with you as Chair. You'd be our first outside
director. The governance signal matters for the community round.

*Two coordination questions*

   1. The name and entity type of the foundation making the PRI. Alfredo
   will need to coordinate with your foundation's counsel on the PRI letter,
   mission alignment certification, and any reporting commitments.
   2. Timing. We've bumped the public launch up to earlier this summer
   (likely late July or early August), which makes starting the paperwork this
   month more useful than waiting. If your foundation needs more lead time on
   the PRI, let me know and we can sequence around it.
```

What happens next

Once we're aligned on terms, MoFo drafts the formal docs (board consent, shareholder consent, option grant agreement, indemnification, D&O coordination). Your foundation runs its PRI process in parallel. Once everything's signed, you take the seat.

Mostly, I want to say thank you. For the time on June 1, for the conviction, for showing up the way you have (now and for the last nearly 20 years we've known each other). We're building something we think really matters, and having you alongside us will be transformational.

Justin

[2] 2026-06-17 01:36 — "Chertavian, Geral [redacted]

Thanks for your note Justin and Karibu,

What a small world that you stayed at the Four Seasons in NOLA…glad you enjoyed it and will pass on your thoughts to Kate.

I am excited to continue our conversation about a Board Chair role and appreciate the opportunity. Working with exceptional people towards an important goal is a meaningful part of one's life.

There were two items that we discussed which I do think we would want to clarify. The first was Karibu's role and whether he would be FT or not. When we spoke, I got the sense he was still working through his thinking here (please correct me if I am wrong Karibu). The second was how you have thought about realizing value from what you are creating. There was some (to be expected) discussion around that and it would be helpful to clarify where you have jointly landed.

Happy to jump on a call to talk these two through as they feel like big rocks. Having done that, can get more into the details of investment structure…which at a high level feels like it's on target.

I'm around later this week and early next week. Just let me know what would work best.

Talk soon and be well, G

[3] 2026-06-23 23:31 — JUSTIN

Sounds great Gerald. Karibu and I are nailing down his next steps and also working on the mechanics around a potential raise and how to return value to investors while also preserving the mission. We've got heavy travel these next few weeks between the two of us but will circle back soon with more clarity on both your big rocks questions!

[4] [R] 2026-07-20 19:36 — JUSTIN

Hey Gerald, thanks for your patience. You asked about big rocks in your last note, and I've been hard at work this last month pushing them up the hill. Here's where everything stands, along with an open question for you.

Karibu. He has stepped out of the founder/director role. We landed it amicably: he transitions to strategic advisor, keeps a meaningful minority stake (around 10%), steps off the board and out of his officer roles, and the company repurchases the balance of his founder shares. Ultimately, he didn't feel it was the right season in his life to make the financial and time commitment to being a founder. MoFo is papering it now and we expect signatures soon. He carried business development through May and June and we didn't close, so I've taken it back. The pipeline is healthy and moving again. Tides, Northern California Grantmakers, NewSchools Venture Fund, a large spend down foundation, and others are all live in it right now.

Realizing value. I've been thinking a lot about how to balance mission and profit. This was your bigger rock, and I want to be clear about where I'm landing. I'm not hard-charging toward a Series A. I'm open to one, but I'm leaning toward building a company with staying power and long-term value. Right now we're out-innovating the incumbents and out-competing the other startups, and it's just me. With even a small team (talented people from my network approach me every week about roles), I'm confident we can win this market, and possibly invent a new category as AI becomes the central brain for entire organizations. I'm fully committed to making Kindora financially successful, but I'm moving now to firmly protect our mission.

The new charter reflects that ambition. The mission sits behind a

supermajority lock, my shares carry super-voting rights, and the raise is built so investors can be paid back through both a SAFE and a revenue share from operations, with dividends possible down the road, rather than depending on an exit. I'm charting a new course on purpose. I'm not opposed to the traditional path, and we may still end up there (we're even in the Blackbaud accelerator, one of the obvious companies to potentially acquire us). But I want to take a real shot at something different first.

The raise. Our page is live at wefunder.com/kindora, with our current financials and pitch deck laid out on it. We're gearing up for a public launch in September, and we're preserving a lane for PRIs and larger accredited checks through Reg D alongside the community round.

Two more things, one in confidence. The Gates Foundation advanced us to the final round in their Grand Challenges RFP on using AI to accelerate charitable giving. They had hundreds more applications than expected, and their team is coming back to us with diligence questions now. Please keep that one close. And this week I'm sitting down with Omidyar and MacArthur about PRIs and support for our data work. Lots of good momentum here. We'll see if I can close any of these foundations.

The question. Before we design the Chair role around the new board shape, I want to know whether this is a ride you'd want to be on. A Chair here has to want the unconventional path to work, not just tolerate it. I'd love to build this with you, Gerald. And I'll understand completely if what you want is the more traditional, VC-to-exit arc. Either answer leaves you as one of the people I'm most grate

[5] 2026-07-24 16:57 — "Chertavian, [redacted]

Hi Justin,
Thanks for your note, lots of moving parts. Any chance you have some time today to discuss. Couple of things to discuss:

- Clarity on Karibu's transition and the repurchase of his shares.
- I think I understand your motivations for the financing path you are describing below but would prefer to talk live.
- What does success look like in ten years?
- Does this structure make future financing easier or harder?
- What do you believe a Chair should do? What are you hoping I help you to do?
- Building Kindora into a lasting company will take enterprise sales, customer success, product development, partnerships, hiring, management and capital allocation. Which of those do you believe you are strongest at, and which would you expect me to help you build? I don't yet have an understanding of the governance structure you hope to create.
- I have lots of product questions, but a few that are top of mind:
  - What data asset becomes exponentially more valuable with every customer?
  - Is Kindora building on someone else's platform, or becoming a platform itself?
  - Which of the 67% MCP calls will eventually become paying customers? How important is an AI marketplace for future distribution?
  - What is the most important aspect of Kindora's moat?

Am sure we won't cover everything and at the end of the day, I believe there is a valuable product here and you have done a great job building and launching it. But, what I really want to understand is whether you want a chair and what you hope I could do to support you and Kindora? I appreciate your desire to have control and to avoid being controlled by traditional VCs. But I do have some concerns about your current structure as I think there are some assumptions baked into it which may not be helpful for you/Kindora going forward.

More soon, looking forward. I am around today if you are...tail end of my day work?

Be well, GC

[6] [RL] 2026-07-29 10:14 — JUSTIN

Hey Gerald, forgive the delay. Karibu and I were finishing the separation agreement, and we signed it Tuesday. So your first big rock is fully resolved.

Here's where we landed with Karibu. He becomes a strategic advisor. He keeps 900,000 shares, fully vested, no clawback. That's the 600,000 that vested at incorporation plus 300,000 as consideration for the separation and mutual release. The company repurchased his other 3,100,000, and his shares converted to Class A, so he holds about 18% economically and 2.2% of the voting power. I hold 4,000,000 Class B shares and control the board. MoFo papered all of it. Which changes the board picture from my June note: two seats now, you and me, with you as Chair.

Your second big rock, how we realize value. Here's where I landed.

The mission is to move capital toward the people closest to the problems instead of the people closest to power. The strategy question underneath is who owns the social sector's tech stack, because whoever owns it decides who it serves. Private capital already knows this. A venture-backed company offered to buy our IP in week one. A PE firm behind one of the largest nonprofit CRMs had two VPs on a call with us by month three. If I take that road, Kindora ends the way you predicted in May: a few winners, a few large acquisitions, and then it settles. And the sector rents its own infrastructure back from whoever bought it.

We built the charter to challenge that ending. Mission locked behind a supermajority. Ownership shared with the nonprofits who use the product. Value returned through operations: the revenue share pays investors back to 1.5x out of revenue while the equity upside stays uncapped through a traditional SAFE. Ten years out, success is a company the sector partly owns, funding its own growth, with this raise as the proof that mission companies can capitalize without handing over the keys.

I want to be honest about the cost. This road is harder. Marc Nager, who ran one of the few funds that underwrote alternative structures at scale, told me flat out that some traditional VC will lean out of a raise like this. Big successful startups like Mercury bank and Substack have raised on Wefunder, but it's not the traditional path. I'm choosing it anyway. Somebody has to prove this door opens, and the field is watching who tries. We have a lot of influential people in the sector rooting for us.

So here's my real answer to what I hope you'd do. I'm not just asking you to chair a company. I'm asking whether you want to help prove this path exists. I'm looking for people who want to knock down walls with me, and you're the first person I thought of.

The role is the one you described in May. Investment plus Chair, skin in the game, close to the founder.

Your product questions are good ones and I have answers. You're right that live is better.

Chat this week? Anything open here works: calendly.com/justin-kindora/1-2-1. Or I'll go through Rhonda, whichever is easier.

Justin

Required disclosure: Kindora is "testing the waters" to gauge interest in a potential future offering under Regulation Crowdfunding. No money or other consideration is being solicited, and if sent in response, it will not be accepted. No offer to buy securities can be accepted, and no part of any purchase price will be received, until an offering statement (Form C) is filed, and then only through Wefunder's platform. Any indication

[7] 2026-07-29 15:34 — JUSTIN

Awesome, looking forward to it! Thanks for all your thoughtful engagement already. It's been pushing me in good ways.

Justin Steele

Co-Founder & CEO

justin@kindora.co

www.kindora.co

LinkedIn Profile <https://www.linked[redacted]ardsteele/>

[8] 2026-07-29 21:50 — "Chertavian, Gerald [redacted]u

Hi J,
Thanks for the email.
Just booked time for Friday, looking forward!

More soon, G

From: Justin Steele <justin@kindora.co>
Sent: Wednesday, July 29, 2026 1:14 PM
To: Chertavian, Gerald <gchertavian@hbs.edu>
Subject: RE: First pass at the Chair role

Hey Gerald, forgive the delay. Karibu and I were finishing the separation agreement, and we signed it Tuesday. So your first big rock is fully resolved.

Here's where we landed with Karibu. He becomes a strategic advisor. He keeps 900,000 shares, fully vested, no clawback. That's the 600,000 that vested at incorporation plus 300,000 as consideration for the separation and mutual release. The company repurchased his other 3,100,000, and his shares converted to Class A, so he holds about 18% economically and 2.2% of the voting power. I hold 4,000,000 Class B shares and control the board. MoFo papered all of it. Which changes the board picture from my June note: two seats now, you and me, with you as Chair.

Your second big rock, how we realize value. Here's where I landed.

The mission is to move capital toward the people closest to the problems instead of the people closest to power. The strategy question underneath is who owns the social sector's tech stack, because whoever owns it decides who it serves. Private capital already knows this. A venture-backed company offered to buy our IP in week one. A PE firm behind one of the largest nonprofit CRMs had two VPs on a call with us by month three. If I take that road, Kindora ends the way you predicted in May: a few winners, a few large acquisitions, and then it settles. And the sector rents its own infrastructure back from whoever bought it.

We built the charter to challenge that ending. Mission locked behind a supermajority. Ownership shared with the nonprofits who use the product. Value returned through operations: the revenue share pays investors back to 1.5x out of revenue while the equity upside stays uncapped through a traditional SAFE. Ten years out, success is a company the sector partly owns, funding its own growth, with this raise as the proof that mission companies can capitalize without handing over the keys.

I want to be honest about the cost. This road is harder. Marc Nager, who ran one of the few funds that underwrote alternative structures at scale, told me flat out that some traditional VC will lean out of a raise like this. Big successful startups like Mercury bank and Substack have raised on Wefunder, but it's not the traditional path. I'm choosing it anyway. Somebody has to prove this door opens, and the field is watching who tries. We have a lot of influential people in the sector rooting for us.

So here's my real answer to what I hope you'd do. I'm not just asking you to chair a company. I'm asking whether you want to help prove this path exists. I'm looking for people who want to knock down walls with me, and you're the first person I thought of.

The role is the one you described in May. Investment plus Chair, skin in the game, close to the founder.

Your product questions are good ones and I have answers. You're right that live is better.

Chat this week? Anything open here works: calendly.com/justin-kindora/1-2-1<https://calendly.com/justin-kindora/1-2-1>. Or I'll go through Rhoda, whichever is easier.

Justin

Required disclosure: Kindora is "testing the waters" to gauge interest in a potential future offering under Regulation Crowdfunding. No money or other consideration

[9] [RL] 2026-07-31 19:11 — JUSTIN

Hi Gerald, great call today. I left it sharper than I went in, so thank you.

If Kindora comes up with Phil this weekend, here's the thirty-second version so you have it. No pitch expected, and of course totally fine if it doesn't come up.

What Kindora is: AI fundraising platform for the social sector. 1,000+ organizations, revenue roughly doubled since May, first enterprise contracts signed (Tipping Point, Camelback, Omidyar verbally committed), built on a partnership with Anthropic.

The instrument, exactly: a standard post-money SAFE at a $10M cap. On top of it, separately, a revenue share: 3% of revenue, switching on only when we clear $1M ARR, capped at 1.5x. The two run in parallel. The revenue share never converts and never reduces the equity conversion. Investors keep both. Hoping to attract community round investors, aligned Angels, and PRIs from foundations/DAFs. Not targeting institutional VC firms.

The round: $1M target on Wefunder, Form C filing in August, public September 10. Checks of $25K and up go direct under Reg D with no Wefunder platform fees.

Given Strategic Grant Partners and the TBF seat he just took, the question I'd most value his gut on: does foundation-side and DAF capital show up for something like this, or does it stay a spectator? He'll know.

One-pager attached if paper helps.

Talk next week. Happy to give the structure of our arrangement additional thought if you'd like to propose amendments to what we've discussed.

Justin

A note for good order: this is not an offer to sell securities and we are not accepting funds now. Any indication of interest is non-binding, and an investment could only be made through Wefunder after we file our offering statement with the SEC.

[10] 2026-08-14 09:36 — "Chertavian, Geral [redacted].du

Hi Justin,

Writing to you from a plane after a successful 162 mile PMC ride, Cam's induction as a lay Buddhist in update New York, a visit from Kate's family and a trip to the UK to see more family! Just touching down in Munich now for the wedding of a HBS friend's daughter. Bit of a summer whirlwind, but all is good and we feel very fortunate. Long way of saying apologies for the slow reply.

I remain excited to begin this important journey with you and appreciate the desire to build a company that builds wealth more equitably and inclusively. I would be honored to invest $25k into Kindora and to be your Chair. Having said that, I realize that the role of a Chair is an evolving one, and that in the early days it is more informal and sleeves rolled up versus formal. In one other business in which I am involved, the vesting for my role as Chair begins with my financial investment although we don't need (or want) to have a formal Board at these early stages. The goal is on expanding networks and contacts, hiring great people, selling clients and building the technology. Interestingly, this mimics my experience in how non-profit Boards evolve, from start-up to mature institution. I do think my role as Chair will help in attracting your early SAFE funding as will having some value added advisors.

I back in the US the week of Aug 24 and perhaps we can speak so that I know what you would find most helpful at this stage. We will also need to get some documentation in place and to understand how to get you the funds.

I am excited about the journey ahead and believe strongly in your capacity and character to build something meaningful.

Let's do it! Be well, Gerald

Get Outlook for iOS<https://aka.ms/o0ukef>

---

[11] [R] 2026-08-15 00:32 — JUSTIN

Wow. A 162-mile PMC ride, Cam's induction, family on two continents, and a Munich wedding. That's a summer lived right!

And yes. Let's do it. I'm honored and excited.

Here are the terms I'm thinking so you can absorb them before we talk. Happy to shape it together.

You described the early role as informal and sleeves rolled up. There seem to be two clean ways to do this. I can roll with either. You pick:

1. *Board Chair now.* You join the board as a director and Chair, with indemnification and D&O coverage. Equity: the 2.0% from my June note, options vesting over three years with a one-year cliff.
2. *Advisory Chair first.* You chair our Strategic Advisory Council (a real one; a second strong advisor, Susan Colby <https://www.linkedin.com/in/susanjcolby/>, is already in motion) with no board seat yet. Equity: 1.5% now on the same vesting, plus a fresh 0.5% when you take the board seat.

Either way

- Vesting starts the day we sign. Your $25K can close the same day and stays fully separate, on the round's standard anchor terms: the SAFE at the $10M cap plus the revenue share.
- Year one: capital strategy and enterprise relationships, with a monthly working session and ad hoc as needed.

If we finalize this the week you return, our lawyers at MoFo can hopefully
have everything signed before we announce our raise publicly on September
10. Having you on will be a strong signal for that launch.

Grab time here: calendly.com/justin-kindora/1-2-1. Or through Rhonda,
whichever is easier.

Justin

[12] 2026-08-15 08:57 — "Chertavian, Geral [redacted]

Thanks Justin,

Happy to finalize now from the road so that MoFo can do their work.

Susan seems great and I am sure we have crossed paths over the years. In fact, Tim Dibble was heavily involved with Put Me In Coach, and I know the founder from his days at Tim's old firm, Alta Communications.

My instinct is to start as the Chair of the Strategic Advisory Council and then move to Chair as you grow and formalize things. My reasoning is that you get the benefits of hands-on help and support (and whatever positive name recognition I can add), while avoiding the costs of having to hold formal board meetings...which seem like overkill in these early launch days. If and when you get to a seed round would be the likely time to formalize a Board.

I like the idea of monthly working sessions, and of course you can reach me whenever you need.

Excited to support this important vision and to walk the journey with you.

Be well, Gerald

Get Outlook for iOS<https://aka.ms/o0ukef>

____

[13] 2026-08-19 00:34 — JUSTIN

Perfect. Advisory Chair it is. I'll get MoFo to start the paperwork this
week.

Does the $25K come personally or through an entity? That'll set which
documents we prepare.

Justin

[14] 2026-08-19 09:09 — "Chertavian, Ger [redacted]

Hi J,
You can start with me personally for the investment. I will handle from there.
Thx

Get Outlook for iOS<https://aka.ms/o0ukef>

____

[15] 2026-08-24 12:48 — JUSTIN

Hi Gerald, quick update on the machinery. The company valuation is underway
(ordered this week), and MoFo is drafting the council agreement and your
investment docs alongside it. Target is signatures ahead of launch.

Two pieces of news. Susan Colby said yes. She's in as a founding member and
excited to build with us. And we moved the public open to Wednesday,
September 16, one week later, so we launch stronger.

Justin

[16] 2026-08-24 20:07 — "Chertavian, Gerald [redacted]

[redacted], is how should we think about vesting of the equity one would earn as Chair prior to having an explicit Chair? The decision to not create a formal Board is more to save you time and hassle in the early days as opposed to me spending less time trying to support you. I would still expect to do more than a typical Advisory Board member per the note you outlined previously. I would also not expect a normal Advisory Council member to vest 2% of the

equity.
 Let me know what you think and we can go from there.
Be well, G

Get Outlook for iOS<https://aka.ms/o0ukef>

---

23. Good to be back in touch

Opened: 2026-[redacted]ound) · **EXTERNAL** · **LEGEND PRESENT**
External partici[redacted]

[1] [R] 2026-06[redacted]

Hey Jackson,

Just recconnected on LinkedIn and wanted to drop you a note. Saw BAG Ventures is up and running with Bonita. Congrats!

Quick update on me: left Google.org at the end of 2024 after a decade leading philanthropy on the Americas team, and have been building Kindora <https://www.kindora.co> since. We're an AI fundraising intelligence platform for nonprofits. 1,100+ orgs on the platform, live inside Claude (Anthropic published a customer case study <https://claude.com/customers/kindora>), and we just signed our first enterprise contract for 30 nonprofit seats with a major Bay Area philanthropy.

Forbes ran a piece on us last week that captures the structural argument better than I can:

https://www.forbes.com/sites/apornarae/2026/06/04/grants-fund-programs-ownership-funds-the-future/

We're putting together a community round on Wefunder this summer and also engaging angels. Pre-seed, $1-2M, SAFE + Revenue Share. We're generally not raising institutional VC. Kindora is a PBC and the mission-lock matters. Karibu (my co-founder, ex-Meta) and I are anchoring the round around mission-aligned ownership rather than the unicorn-exit clock.

Attached the 1-pager in case you want a quick look. No pressure. Would love to catch up properly first.

Happy to grab time when works for you if you're up for it:
https://calendly.com/justin-kindora/justin-meet

Justin

[2] [RL] 2026-07-21 11:00 — JUSTIN

Hey Jackson, following up on my June note with real news: the community round is live in soft launch at wefunder.com/kindora, going public in September.

The design in one breath: SAFE plus revenue share on concessionary terms, a PRI lane for foundations, mission locked into the charter, and the nonprofits we serve owning a piece. We're building for real returns and a durable company, with the mission protected the whole way. Not every investor's cup of tea, and that's by design.

I'd genuinely value your read. And a thought: Candice mentioned last summer that some BAG Collective angels might want in on something like this. With so many Black and brown founders and social sector leaders on the platform, I'd love our investor community to reflect who we serve. If you think it's a fit for that crew (or for Bonita's eyes), I'd welcome the conversation.

Would be great to properly catch up either way:
calendly.com/justin-kindora/justin-meet

Justin

A note for good order: this is not an offer to sell securities and we are not accepting funds now. Any indication of interest is non-binding, and an

```
investment could only be made through Wefunder after we file our offering
statement with the SEC.
```

---

24. Pulled the trigger on the raise

Opened: 2026-06-[redacted]nd) · **EXTERNAL · NO LEGEND IN THREAD**
External participa[redacted]

[1] [R] 2026-06-13[redacted]

```
Hey brother, hope the summer is off to a good start. I'm on my way back
from the Camelback Guardian Summit in New Orleans. Great time and with
great folks.

Last year I asked your advice on the angel route. We've decided to actually
do the raise this summer. Deep in on vetting a community round through
Wefunder. Wanted to put it in front of you.

Pre-seed, $1-2M, SAFE + Revenue Share, intentionally not institutional VC.
My co-founder Karibu and I are anchoring it around mission-aligned
ownership rather than the unicorn-exit clock. Gerald Chertavian
<https://www.hbs.edu/faculty/Pages/profile.aspx?facId=1318466> (Year Up
founder) is in talks to come on as Chair.

Forbes ran a piece last week that captures the structural argument better
than I can:

https://www.forbes.com/sites/aparnarae/2026/06/04/grants-fund-programs-ownership-funds-the-future/

Attached the 1-pager. No pressure on this, but would love your read. Your
angel context plus what you're up to now would be a useful conversation on
both sides.

When's good?

https://calendly.com/justin-kindora/1-2-1

Justin
```

---

25. Checking in + potential intro

Opened: 2026-06-19 08:00 · **Messa es:** 3 1 outbound · **EXTERNAL · LEGEND PRESENT**
External participa[redacted]

[1] 2026-06-19 08:[redacted]

```
Hi Justin!

When we spoke last year you were building out Kindora's strategy for
funding and growth. How is it going now? Let me know how I can be helpful
to continue the conversation. I've also admired your candid, spot on posts
on LinkedIn.

I spoke with Karen Toste this week, who recently left SVB after joining
back in 2019 to launch of their Catalyst 2045 program to expand
opportunities for underrepresented entrepreneurs. Her background is in
grants and non-profit development, and she is building out what's next. I
thought she might be a good connection given what you're building. Totally
your call if you're interested in chatting:
https://www.linkedin.com/in/ktoste
<https://www.linkedin.com/in/ktoste?utm_source=share_via&utm_content=profile&utm_medium=member_ios>

Look forward to hearing from you,
Candice
```

[2] [RL] 2026-07-21 11:04 — JUSTIN

```
Hey Candice! This email landed while we were out in the woods in Lassen
National Park for Juneteeth with a group of 40 campers. Sorry it slipped
through the cracks! Good to hear from you.
```

```
Thank you for checking in, and yes to the Karen Toste intro. She sounds
exactly like someone I should know.

To answer your question: the strategy landed, and it took the shape you and
I talked about at the very beginning. We're live in soft launch at
wefunder.com/kindora, public in September. A community round with a SAFE
plus revenue share, a PRI lane for foundations, and the mission locked into
the charter. The balance is the whole design: we intend to drive real
returns and build a big company, and we've structured it so the mission
can't be traded away to get there. It's deliberately not for every investor.

Which brings me back to your August offer. You mentioned you could share
Kindora with BAG angels once I had something concrete. It's concrete now,
and given how many Black and Brown founders and social sector leaders are
on the platform, I'd love for our community of investors to reflect the
community we serve. I'd welcome your read on the page first, and if it
holds up, whatever sharing feels right.

If a catch up is easier: calendly.com/justin-kindora/justin-meet

Justin

A note for good order: this is not an offer to sell securities and we are
not accepting funds now. Any indication of interest is non-binding, and an
investment could only be made through Wefunder after we file our offering
statement with the SEC.
```

[3] 2026-08-06 14:38 — Candice Mo [redacted]

```
Hi Justin,

That sounds like fantastic progress on the strategy landing exactly as
planned. Congrats on the soft launch on Wefunder - and Kindora's one year
anniversary!

For BAG, sure can you fill out this page
<https://airtable.com/appCJoGTP1gnw3Wjj/shrQH5HOdkwkJVVvY>? The thesis
tends to lean heavily into AI, enterprise software, healthcare but we
consider select other opportunities.

Cheers,
Candice
```

---

26. Scheduling time for July re: Kindora?

Opened: 2 [redacted] AL · NO LEGEND IN THREAD
External p [redacted]

[1] 2026-0 [redacted]

```
Hi Justin,

I'm now almost 3 months into my full-time role with The Solid Foundation.
James Slavet, who founded Solid, and I have talked about Kindora quite a
bit over the past months and we've both seen news of your progress on
LinkedIn.

James is looking forward to talking with you directly and I'm hoping we
might be able to set something up for July. As we're all Bay Area based, it
would be great to do in person (possibly the week of 7/13 if you're around
that week) but of course, if easier to do by Zoom, that works, too.

I'm copying my colleague Julie who can help coordinate calendars.

In the meantime, if you have an investor / pitch deck or other overview you
can share, we'd appreciate it.

Let me know if you have questions for me - and thank you! Looking forward
to reconnecting.

Warmly,
Annie
```

```
--
________________________________
Annie Ulevitch
Executive Director
The Solid Foundation <http://www.startsolid.org>
<http://www.startsolid.org>annie@startsolid.org
________________________________
```

[2] [R] 2026-06-24 14:46 — JUSTIN

```
Hi Annie,

So glad to be reconnecting, and great to hear you're settled in at Solid.
Yes, I'd love to meet, and in-person if we can swing it. Week of 7/13
should work on my end.

Quick orientation since the last time we talked:

We've crossed 1,100 nonprofits on the platform and just signed our first
foundation-scale enterprise contract (30 nonprofit seats with a major Bay
Area philanthropy). Forbes ran a piece
<https://www.forbes.com/sites/aparnarae/2026/06/04/grants-fund-programs-ownership-funds-the-future/>
on June 4 about the structural argument behind Kindora and the round.
Anthropic also published a customer case study
<https://claude.com/customers/kindora>. We're now live inside Claude.

Attached the 1-pager. Pre-seed community round on Wefunder this summer,
$1-2M, SAFE + Revenue Share, intentionally not institutional VC.

Solid's thesis seems super-aligned based on an initial read, but let's
definitely talk more. Looking forward to digging in with you and James.

Julie, happy to send Calendly:
https://calendly.com/justin-kindora/justin-meet, or you can suggest windows
that week and I'll confirm.

Justin

--
Justin Steele
Co-Founder & CEO, Kindora
justin@kindora.co | www.kindora.co
```

[3] 2026-06-25 21:16 — Julie Singer-[redacted]

```
Hi Justin,

I booked July 14th at 11:30 on Calendly to have the time held- would that
work for you in person or would prefer to stick with an online meeting? Are
you local to Burlingame or would you be looking to meet elsewhere?

Thanks!

Julie
```

[4] 2026-06-30 12:02 — JUSTIN

```
Hi Julie,

July 14th at 11:30 works, and in person is my preference. I'm based in
Oakland, so Burlingame is an easy drive. Just send the address and I'll
come to you.

Looking forward to it.

Justin
```

[5] 2026-06-30 17:22 — [redacted]

```
Hi Justin, just jumping in on the in person details. Thank you for being
open to Burlingame - it happens to be a day James has to stay in the South
Bay so appreciate your willingness to head down. The office is 1229
```

```
Burlingame Avenue, Suite 204. I'm not sure if the buzzer at the entrance is
working so you can text me when you get there (917.453.5334).

We're looking forward to seeing you in two weeks and to hearing more about
your vision for Kindora, insights from users so far, and more.

If anything comes up between now and then, let me know.

Warmly,
Annie
```

[6] 2026-06-30 23:07 — JUSTIN

```
Sounds great Annie. Looking forward to it.

Justin



--
Justin R. Steele
https://www.truesteele.com/



On Tue, Jun 30, 2026 at 5:22 PM Annie Ulevitch <annie@startsolid.org> wrote:

> Hi Justin, just jumping in on the in person details. Thank you for being
> open to Burlingame — it happens to be a day James has to stay in the South
> Bay so appreciate your willingness to head down. The office is 1229
> Burlingame Avenue, Suite 204. I'm not sure if the buzzer at the entrance is
> working so you can text me when you get there (917.453.5334).
>
> We're looking forward to seeing you in two weeks and to hearing more about
> your vision for Kindora, insights from users so far, and more.
>
> If anything comes up between now and then, let me know.
>
> Warmly,
> Annie
>
> On Tue, Jun 30, 2026 at 12:02 PM Justin Steele <justinrsteele@gmail.com>
> wrote:
>
>> Hi Julie,
>>
>> July 14th at 11:30 works, and in person is my preference. I'm based in
>> Oakland, so Burlingame is an easy drive. Just send the address and I'll
>> come to you.
>>
>> Looking forward to it.
>>
>> Justin
>>
>
```

---

27. Kindora

Opened: 202[redacted] · **EXTERNAL · NO LEGEND IN THREAD**
External par[redacted]

[1] [R] 2026-06-24 21:51 — JUSTIN

```
Hey Devin, hope you're well! Your name has come up in a couple of
conversations lately. Also saw you signed up for Kindora last month
(appreciate you giving it a try!).

Kindora is now live inside Claude with 1,100+ nonprofits on the platform.
Forbes ran a piece on the structural argument around how we're thinking
about a capital raise:
https://www.forbes.com/sites/aparnarae/2026/06/04/grants-fund-programs-ownership-funds-the-future/.
We're putting together a community round on Wefunder this summer. One-pager
attached.
```

```
If any of it piques your curiosity or sparks any thoughts, let me know. I
know you move in these spaces, and I'm still trying to get my bearings. No
worries if not.

Justin

—
Justin Steele
Co-Founder & CEO, Kindora
justin@kindora.co | www.kindora.co
```

---

28. Kindora — quick update + community round

Opened: 2026-06-[redacted]4 outbound) · **EXTERNAL** · **LEGEND PRESENT**
External participa[redacted]

[1] [R] 2026-06-29 08:00 — JUSTIN

```
Hi Stephanie,

Wanted to share where we've landed since I sent the Kindora deck in March.

The major Bay Area philanthropy we discussed signed for 30 grantee seats.
The grantee-licensing model is now live with our first foundation customer.
Forbes ran a piece on the structural argument (June 4, by Aparna Rae):
https://www.forbes.com/sites/aparnarae/2026/06/04/grants-fund-programs-ownership-funds-the-future/.
And on the platform side, we've crossed 1,100+ nonprofits and 84 paying
nonprofit subscriptions, with MRR more than doubled since May.

One bigger update: we're putting together a community round on Wefunder
this summer. $1-2M, post-money SAFE + Revenue Share at a $10M cap,
intentionally not institutional VC. One-pager attached.

I'd love AAP and Laura to have visibility on this before the public phase.
If any of it resonates, whether that's AAP institutional, Laura's personal
interest, or someone in your network you think should see it, let me know.

Justin
```

[2] 2026-06-29 10:31 — Steph[redacted]

```
Hi Justin,

Thanks for sending this update over. Sounds like great progress on Kindora!
I had actually seen the article already and was so excited by that
announcement. It's incredible!

Thanks for sharing the one-pager. Laura is just out of office now for the
next two weeks, but I'll take a look and review with her when everyone's
back and will follow up if there's alignment!

Hope you and your family are having a fantastic summer so far.
Stephanie
```

[3] 2026-06-30 11:23 — JUSTIN

```
Sounds great. Thanks Stephanie. Headed to Sequoia Kings Canyon NP tomorrow
to take 40 folks for a fly fishing and camping trip. Hope you've found some
time this summer to adventure!

Justin


—
Justin R. Steele
https://www.truesteele.com/
```

[4] [RL] 2026-07-21 00:18 — JUSTIN

```
Hi Stephanie, circling back now that Laura and the team should be back in
the office. Hope your summer has had some adventure in it too. Sequoia was
magic: catching wild rainbow and brown trout with first time campers at the
road's end in Kings Canyon.

Since I wrote, the round moved from paper to real. Our page is live at
wefunder.com/kindora in soft launch, with a public launch planned for
September. We kept a lane for foundations and accredited investors
alongside the community, and we designed the instrument so a foundation
could participate as a PRI: concessionary terms, mission locked in the
charter, capital that can recycle.

If it would help, I'm happy to walk you through the structure. Honest
reactions would genuinely shape it at this stage, and if the alignment
isn't there, no pressure at all (truly).

Justin


A note for good order: this is not an offer to sell securities and we are
not accepting funds now. Any indication of interest is non-binding, and an
investment could only be made through Wefunder after we file our offering
statement with the SEC.
```

[5] 2026-07-29 12:18 — Stepha [redacted]

```
Hi Justin,

Thank you for sharing this and apologies for the delay!

We were just reviewing the materials more closely and had a few follow up
questions:

   - Between the initial document and the site, can you just confirm the
   fundraising goal by September? Is it $2M?
   - Can you share where you are on the fundraise--how many
   individuals/foundations have been coming in at the varying levels (or maybe
   just the early-bird)? The initial reflects 10% at the $1M target raise
   which I'm thinking may be updated since you launched the site.
   - Do you have a sense of the longer term operating cost for the next
   couple of years?
   - Can you confirm whether the first enterprise contract signed was
   Camelback, or was that a different organization?

Thanks so much,
Stephanie
```

[6] [RL] 2026-07-29 22:40 — JUSTIN

```
Hi Stephanie, thank you for the close read. Answers in order:

*1. The goal.* The target is $1M. The numbers around it: $50K minimum,
$1.235M is the Regulation Crowdfunding maximum our reviewed financials
permit, and $2M is the hard cap if larger accredited checks come in through
the parallel Reg D lane. September 10 is the public launch, not the close.
We expect to close mid-November.

*2. Where we are.* We've taken one $50K SAFE to date (Camelback Ventures,
in March, before the round). On Wefunder we're not officially open yet:
this phase is reservations and initial conversations only. We file our Form
C in mid-to-late August, accept the initial reservations, then go public
September 10. So far we have $11K in reservations, and it's early. One
clarification on the 10%: that line on the one-pager is dilution, not
progress. It's what community investors would own at a full $1M raise
against the $10M cap, so it stays true regardless of pace.

*3. Operating costs.* Today we run deliberately lean, roughly $20K a month
net burn with one full-time founder. The raise funds the published plan
(~50% go-to-market, ~30% founder and operations, ~20% reserve). On our base
case, $1M carries the company to cash-flow break-even around mid-2027; if
revenue growth stalled entirely, it's still about 24 months of runway. We
sized it against the 18-to-24-month best-practice band, with the reserve on
top, because we aren't building toward a Series A. I'm happy to share the
full bottoms-up operating model.
```

4. First enterprise contract. Tipping Point Community, signed June 2026 (annual license for 30 nonprofit seats, prepaid). The confusion is understandable because Camelback wears two hats: first investor via the SAFE, and they also just signed their own enterprise agreement this month for their portfolio. We're also in advanced conversations with several large philanthropies about additional enterprise contracts, and I fully expect to close multiple of them in August.

One update to the one-pager you have: with my co-founder has transitioned to a strategic advisor role, which we papered this week, I hold 4,000,000 shares and he retains 900,000 fully vested. The community-round math above is unchanged. Updated materials come with the Form C.

I'm glad to do a walkthrough of the structure and the model if it's helpful. For checks of $25K and up there's a direct lane on the anchor terms (the $10M cap) with no platform fees, and I'd love you all in at that tier if the alignment is there. Whatever supports your review.

Justin

A note for good order: this is not an offer to sell securities and we are not accepting funds now. Any indication of interest is non-binding, and an investment could only be made through Wefunder after we file our offering statement with the SEC.

[7] 2026-07-31 13:14 — Steph[redacted]

Thank you for the quick response, Justin! I'll try to be back to you by end of next week. (Noting that we have all our board meetings next week so I have to get through those first. :))

Have a wonderful weekend!
Stephanie

---

29. Ongoing Advising; Foundation Intros

Opened: 2026-[redacted] L · NO LEGEND IN THREAD
External partici[redacted]

[1] 2026-06-30[redacted]

Justin-

Good to catch up yesterday and glad the discussion about key imperatives and decisions you need to make was helpful. Two follow ups from yesterday:

1)Foundation Intros
Much of my business comes from foundations having me on their 'list' as a coach/advisor who they recommend to grantees (via capacity building team if they have one). I would love to get 2-3 solid intros where you have good relationships and can make a warm introduction, if possible. I am not yet well connected to: Next Ladder, McGovern, Omidyar, or Gates, but I am open to other ideas where you think they embrace after the grant coaching/advising support. I will write the intro email to save you time and this can wait till you get a moment in July.

2)Ongoing Advising
You have a good sense of my coaching/advising skills, my startup and scaling expertise, and my perspectives as Juma Ventures' National Board Chair. Over my 20 years as a Tech Executive, including 11 as a CEO, I've grown companies from 0 to $3MM (Ticketmaster-Citysearch, like a Yelp), $4 to $24MM (Goodshop) and $25 to $125MM (IAC Applications, NASDAQ IACI). I have been an advisor to 4 other startups for equity which includes: Calls as needed (usually max of 4 a month), leverage of my network/intros, review of key documents (e.g. investor slides, financial models, biz dev deals, and more), etc. Equity would be my first choice, but I am open to exploring other ideas (knowing cash is tight now). I enjoy working with you, am passionate about your mission, and feel we have a strong working relationship.

3)July Call

Let me know when you want to meet next in July and we can discuss #2 then also.

Enjoy the camping trip this weekend.

Best,
Scott

[2] 2026-06-30 23:45 — JUSTIN

Hey Scott,

Really good catching up yesterday. Thank you for laying this out.

On the advising: I want to do this. Genuinely. Your coaching has been a real gift these past months. The one thing I need to sort out first is Karibu. We're working through his role and how engaged he's going to be, and I don't want to lock in anything new until I've landed that plane. Once it's settled, I'll come back and give your offer a real look. And honestly, if Karibu ends up stepping back, your advising matters to me even more. So this isn't a no. It's just me getting the order right.

On the foundation intros: before I bring it up, can you help me figure out which of these actually keep a coach or advisor list for grantees through their capacity-building teams? I just want to be respectful of their time and not raise something that isn't how they work. Where they do, I'm glad to bring it up when I'm with the right person. I'll see my friend Andrew at Gates next week at the Good Tech gathering, so I can raise it there if Gates is a fit. Tell me which of the four (McGovern, Gates, Omidyar, Next Ladder) really do this and I'll take it from there.

Let's still find time in July. I'll have a lot more clarity by then, on Karibu and everything else.

Thanks again, Scott. Appreciate you.

Justin

[3] 2026-07-03 14:51 — Scott [redacted]

Justin-

I hope the camping trip is going well. Follow ups:

Advising: Sounds good and keep me posted. I hope for you and Kindora you can be direct and get clarity from Karibu soon. Remember, it's not personal but it is about what is best for the mission and the 1000's of orgs in need that you aspire to help.

Foundation Intros: I have done some digging and it looks like Omidyar has funded coaching in the past. As far as Next Ladder it is too early to tell but they seem to be a perfect fit (leveraging tech for economic mobility). Gates and McGovern are not as strong. I've drafted a short copy below for you to put in an email intro in case that is helpful and to save you time. Much appreciated.

Meeting in July: Please send me a couple options on dates.

Have a good 4th.

Thank you very much,
Scott

Draft Intro for Next Ladder and Omidyar (feel free to edit)

I hope you are doing well.

I wanted to introduce you to Scott Garell <https://garellcoaching.com>, who did a great job supporting me as an executive coach/advisor during my recent Camelback Ventures Fellowship for Kindora. Scott is a former Tech CEO and national nonprofit board chair who has become an executive coach/advisor for over 100 mission driven leaders in his second career.

Scott would welcome the opportunity to meet with you or the appropriate member of your team to discuss how he can help your grantees scale their

organizations, strengthen leadership, and turn their visions into significant impact. Please let me know if I can connect you with Scott (more background is below).

Thank you,
Justin

Scott Garell Background

Scott Garell is an executive coach and advisor who has worked with more than 100 mission-driven leaders. A former Tech CEO who scaled companies of all shapes and sizes and a former national nonprofit board chair for a $10M org, he now helps leaders navigate growth, strengthen teams, and expand their impact. His work focuses on four areas: Executive Coaching, Advising for Scale at the Growth Stage, Supporting New and First-Time CEOs & Executive Directors, and Board Development & Management. He has provided coaching and advising support for grantees from several foundations and accelerators including Emerson, Draper Richards Kaplan, REDF, Camelback Ventures, Fast Forward, Black Ambition, and more. Scott's life purpose now is to make the world better by helping mission driven leaders grow their leadership skills and impact.

[4] [R] 2026-07-20 20:11 — JUSTIN

Hey Scott,

Clear of travel now, and I owe you the details I promised.

First, some news: Karibu and I landed his transition. He's moving to a strategic advisor role and off the board, and I've consolidated founder control ahead of the raise. Ultimately he didn't feel it was the right season in his life for the financial and time commitment of being a founder. Your push to get direct and get clarity was exactly right, and it helped. He's landing around 10%. It's been super hard on my end, but amicable.

Second, I have to be honest with you about where things stand. Cash is very tight. Karibu was holding the accounting as well, and taking it back over I realized just how tight. I'm putting in founder money again to keep us solvent until the raise lands. Karibu carried business development through May and June and didn't close contracts, so I've taken that back too. The pipeline is healthy and moving again (Tides, Northern California Grantmakers, NewSchools Venture Fund, a large spend-down foundation, and others are live in it), but revenue is the whole ballgame between now and September. I'm holding equity entirely through the raise, and the only deals I'm doing right now are modest retainers with 15% commission for a select few people helping me close sales.

What that means for us: I can't afford to pay for coaching at all right now, and equity isn't something I can offer either. I'm hoping the fall turns this around, and if it does, picking our rhythm back up properly is high on my list, though coaching/advising is likely not something I'll offer equity for (that will probably be reserved for folks helping me raise and close major contracts).

FYI — we launch publicly on Wefunder in September (wefunder.com/kindora) with a Reg D lane for accredited checks. If you have any interest in investing, I'm offering a lower cap for my close in network before we go wide.

Omidyar plan stands from my last note: I'll ask Aniyia about their grantee-support side right after our session on the 29th. I have a good friend at Next Ladder and will set up some time to catch up and talk to her as well.

Grateful for you, Scott. Really, really appreciated all the support over these past 6 months.

Justin

[5] 2026-07-21 08:53 — Scott Gar[redacted]

Justin-

Thanks for the update and see below in CAPS.

```
Best,
Scott

On Mon, Jul 20, 2026 at 8:11 PM Justin Steele <justin@kindora.co> wrote:

> Hey Scott,
>
> Clear of travel now, and I owe you the details I promised.
>
> First, some news: Karibu and I landed his transition. He's moving to a
> strategic advisor role and off the board, and I've consolidated founder
> control ahead of the raise. Ultimately he didn't feel it was the right
> season in his life for the financial and time commitment of being a
> founder. Your push to get direct and get clarity was exactly right, and it
> helped. He's landing around 10%. It's been super hard on my end, but
> amicable. GREAT OUTCOME AND GLAD OUR CHAT WAS HELPFUL, THOUGH I AM SURE
> IT IS TOUGH. I ALSO HOPE HE STILL HAS CLEAR THINGS HE NEEDS TO DO FOR YOU
> TO CONTINUE TO EARN THE 10%
>
> Second, I have to be honest with you about where things stand. Cash is
> very tight. Karibu was holding the accounting as well, and taking it back
> over I realized just how tight. I'm putting in founder money again to keep
> us solvent until the raise lands. Karibu carried business development
> through May and June and didn't close contracts, so I've taken that back
> too. The pipeline is healthy and moving again (Tides, Northern California
> Grantmakers, NewSchools Venture Fund, a large spend-down foundation, and
> others are live in it), but revenue is the whole ballgame between now and
> September. I'm holding equity entirely through the raise, and the only
> deals I'm doing right now are modest retainers with 15% commission for a
> select few people helping me close sales.  SORRY CASH IS TIGHT BUT THE
> FOCUS ON REVENUE AND THE RAISE MAKE SENSE. THE QUESTION FOR YOU IS WHAT DO
> YOU NEED TO TAKE OFF OF YOUR PLATE TO SUCCEED WITH THOSE THINGS?
>
> What that means for us: I can't afford to pay for coaching at all right
> now, and equity isn't something I can offer either. I'm hoping the fall
> turns this around, and if it does, picking our rhythm back up properly is
> high on my list, though coaching/advising is likely not something I'll
> offer equity for (that will probably be reserved for folks helping me raise
> and close major contracts). SOUNDS GOOD
>
> FYI — we launch publicly on Wefunder in September (wefunder.com/kindora)
> with a Reg D lane for accredited checks. If you have any interest in
> investing, I'm offering a lower cap for my close in network before we go
> wide. GLAD YOU ARE LAUNCHING WEFUNDER AS WE DISCUSSED........THANKS FOR
> THE OFFER, I PAUSED ALL ANGEL INVESTING A COUPLE YEARS AGO, BUT HAPPY TO AT
> LEAST LOOK
>
> Omidyar plan stands from my last note: I'll ask Aniyia about their
> grantee-support side right after our session on the 29th. I have a good
> friend at Next Ladder and will set up some time to catch up and talk to her
> as well. THANKS SO MUCH FOR MENTIONING ME TO OMIDYAR AND NEXT LADDER,
> VERY MUCH APPRECIATED! PLEASE LMK IF YOU NEED ANYTHING ELSE AND ALSO FEEL
> FREE TO CONNECT ME DIRECTLY WHEN YOU ARE READY.
>
> Grateful for you, Scott. Really, really appreciated all the support over
> these past 6 months. I'D LOVE TO STAY IN TOUCH (I DON'T WANT YOU TO FEEL
> ALONE AS KARIBU WINDS DOWN), SO FEEL FREE TO REACH OUT ANYTIME IF I CAN
> EVER BE HELPFUL TO YOU.
>
> Justin
>
```

[6] 2026-07-21 23:49 — JUSTIN

```
Thanks Scott, that means a lot.

Will keep you posted on Omidyar and Next Ladder, and on the raise
generally. Genuinely grateful to still have you in my corner through this
stretch.

Justin
```

[7] 2026-08-09 08:00 — Scott G [redacted]

Justin—

Hope all is with the fam and Kindora, congrats on the 1 year bday and all you have accomplished!

Since it's been a few weeks, I'm checking in to see if you spoke to Aniyia at Omidyar on 7/29 and also your good friend at Next Ladder to intro me (copy for an email is below). I'm grateful to you for reaching out, thanks.

Additionally, please LMK if it would be helpful to chat in August given all you have on your plate.

Enjoy the weekend.

Thanks again,
Scott

[8] 2026-08-09 22:40 — JUSTIN

Hey Scott, yes, met with Aniyia. Great meeting. Almost three hours! We're working on a collab where Kindora would support their The Tech We Want collaborative and orgs. It's a good opportunity for me to get deeper into their capacity building work. They made a verbal commitment. Fingers crossed I can close it. If I manage to get in there, I'll bring you along. The Tech We Want collaborative is newish, so it's still coming together. I'm starting to pitch bringing along strong consultants in my network as a package deal alongside Kindora. I pitched this to Omidyar as an additional service they'd pay for. I'll let you know where they land.

I haven't heard back from Next Ladder yet. I'm going to give it one more week, and if I don't hear anything, I'll ping again.

I'm heads down focused on the raise and sales right now. So much work! But we're getting some traction, so hopefully it will all pay off.

[9] 2026-08-10 08:57 — Scott G [redacted]

Justin—

Thanks for the update and including me if you end up working with Omidyar. And, I appreciate you re-pinging Next Ladder next week if you don't hear this week.

Good luck on selling and raising.

Best,
Scott

[10] 2026-08-19 01:28 — JUSTIN

Hi Scott, was fun talking to Jen Chiou today and realizing you're working with her! We've been having a great time building Quest Forge together.

You've been patient with me on the advising question, thank you. Here's where I'm landing on the advisory.

I'm forming a small initial council anchored by Gerald Chertavian and potentially Susan Colby, mentors I've known for twenty years. I'm keeping it deliberately tiny, and I'm holding the option pool tight for the team I need to hire after the raise. On the BD side, I've brought on fractional capacity on a cash-and-commission basis ($2K retainer, 15% commission). I'm not looking to expand advisors at this point, but I would be open to a similar arrangement on BD if you've got a list of potential enterprise clients that might be interested in Kindora. That said, I know you've already paid your dues on the BD side and may not want to be back in that lane.

I'm still actively working the consultant channel. Omidyar gave a verbal commitment on The Tech We Want work, and I'm pitching them on funding strong consultants alongside Kindora. I'm still working the NextLadder too, and I'll keep both moving. We're getting more and more interest in enterprise partnerships, and I'm hoping some will bite on layering on consultants to platform access.

```
Justin
```

[11] 2026-08-19 08:47 — S [redacted]

```
Justin-

Thanks for the update and it sounds good. Glad you have Gerald and that
there are enterprise partnerships happening and in the pipe..... and I
appreciate you keeping me on your radar.

I don't have a list of enterprise clients but I do mention Kindora to the
nonprofits I work with so happy to keep doing that. If you have tons of
leads you don't have time to meet with let me know post Labor Day, as in a
pinch, I may be able to help.

Biggest coach note from your email: You sent it at 1:28AM! I'm worried
about you keeping your current pace and can free up time to chat if I can
ever be helpful to you.

Best,
Scott
```

---

30. Camelback fam introductions: Justin x Elaina

Opened: 2026-06-3 [redacted]
External participant [redacted]

[1] 2026-06-30 12:44 [redacted]

```
Hi Justin and Elaina,

I hope you're both well! I wanted to connect the two of you since you're
both wonderful Camelback alumni doing great work, and I have a feeling
you'll have a lot to talk about.

Elaina, as you know, Justin is the co-founder and CEO of Kindora
<https://www.kindora.co/en>, an AI-powered funding discovery and
fundraising platform built specifically for social impact orgs.

Justin, Elaina is Founder and CEO of CAUHEC <https://cauhec.org/>,
which addresses
a common bottleneck in healthcare education by connecting students, schools
and preceptors in order to make clinical placements more easily. She's
also exploring
options for an upcoming raise. Since Kindora has an option for
organizations that aren't 501(c)(3)s
<https://www.kindora.co/en/social-impact-investments>, I thought this could
be a timely and useful connection for you both.

I'll let you two take it from here.

Selam
--

*Selam Kebrom *
*Partner*
pronouns: she, her
w: camelbackventures.org <https://img.newoldstamp.com/r/9775/w>
[image: facebook] <https://www.facebook.com/camelbackorg/> [image: twitter]
<https://twitter.com/camelbackorg?ref_src=twsrc%5Egoogle%7Ctwcamp%5Eserp%7Ctwgr%5Eauthor>
[image:
instagram] <https://www.instagram.com/camelbackventures/?hl=en> [image:
linkedin] <https://www.linkedin.com/in/selam-kebrom/>Sign up to our org
newsletter! <http://eepurl.com/cML_vX>
```

[2] [R] 2026-06-30 13:05 — JUSTIN

```
Thanks for the introduction, Selam!

Elaina, great to meet you. CAUHEC sounds like exactly the kind of work I
love to see, and the clinical-placement bottleneck is a real one. Congrats
```

on getting to the point of exploring a raise.

Kindora has a path for orgs that aren't 501(c)(3)s, so there may be a good fit on the funding-discovery side. I'd love to hear more about what you're building and where you're headed. I'm also attaching my current thinking on our raise (also would welcome thoughts from you Selam!). Want to find some time to talk?

https://calendly.com/justin-kindora/1-2-1

Justin

[3] 2026-06-30 23:12 — Elaina McA [redacted]

Hi Justin,

I just put some time in your calendar. We are raising our pre seed round and it's truly a job on its own. I will review the document you sent and will share my thoughts. I look forward to connecting next week.

Thank you Selam for making the connection!

Elaina

Get Outlook for iOS<https://aka.ms/o0ukef>
____

31. Re: Great connecting - CharityHowTo Partnership + Live Webinar

Opened: 2026-0 [redacted] und) · **EXTERNAL** · **LEGEND PRESENT**
External particip [redacted] m

[1] 2026-06-30 2 [redacted]

Hey Kat,

Loved connecting last week, and thank you for putting this together so fast. This is exactly the audience I want Kindora in front of, so I'm in on the concept. I'm leaning Option B, since those targeted $10-50M sends line up right where our individual prospecting product fits.

I'll be honest on timing though. I'm about to head out for a couple weeks (taking a group fly fishing in Kings Canyon as part of the nonprofit I co-founded, then some Kindora work travel), and I've got a run of important conversations right when I'm back, so I'm pulling budget and plans together in that window. July 20 is a little tight against all that, but I think we can make it work. My plan is to get you something solid by then, and if I need a few extra days to lock the exact date, I'm hoping there's a little room. Either way I'm targeting your mid-August or early-September slot.

Couple things I'll want to get right when we firm it up: shaping the webinar as real thought leadership (something like AI and the future of funder discovery, with a live product demo to close), and a tracked landing page so we can actually read the signal. Easy stuff, and I know your team does the heavy lifting there.

Really appreciate you thinking of us, Kat. Genuinely excited about this one.

Justin

[2] 2026-06-30 23:52 — Kathryn [redacted]

Hi Justin,

Really enjoyed our conversation last week, learning about your own nonprofit's journey with your wife and your success with Kindora! Due to the fact that we have a high level of interest in nonprofits excelling with AI- I think there's a natural fit here.

I put together a short pilot proposal based on what we discussed: a Tech Trends webinar to get Kindora in front of our full audience for broad thought leadership and brand awareness, paired with dedicated email sends

to the targeted $10-50M segment on NonprofitLibrary and Nonprofit-Discounts
where the real ICP lives.

I`ve proposed two options, both inside the budget range you mentioned, with
a nurture sequence available if you want to take it a step further. Here is
the proposa
<https://d2qH2f04.na1.hs-sales-engage.com/Ctc/UB+23284/d2qH2f04/JlY2-
6qcW95jsWP6lZ3lWW392nNP6vLGPbW7drz055g8pFgW23d3zp65yfwxW0ljpL559Hx0kW45Ls4d8nCNhnW1Zp2W_z0nh5W3FP7mh1YCMFMVf631V93_B2xW14-
6nD152r7dW7ykP8V2kQ0LWW6YGpqn38DNN3N6dR05-qj3DcW306KqL211HTFW2n9Jx697TwnWW5p5Y9G7tkbZJW3d3DKw5W6x6KW2B961L0MP-
DwW82BYs87k5mY3W7ntdCX51jb5cW7BkW_2vZ5vtW4H6b0Z21YpVqW20rd-r2bKX05W84RhKP62dBN0W2-7kQ66M6-3NW1kRW1z2M8617W4s5yRw6k-zggW3-
097012FsckW3k9b2T7JtC3QW39fCwN5rjk8DW9jnJ2j8H38Kjf2N3LF004>
\

I tried to keep it concise. Happy to jump on a quick call if you have
questions, or just let me know which direction feels right. My Calendar
link is found here
<https://d2qH2f04.na1.hs-sales-engage.com/Ctc/UB+23284/d2qH2f04/Jl22-
6qcW7lCdLW6lZ3nVW4yRpns0HGz34W1bDvC23b78hbW4KD5J88B6N1GW1cRQ3n2m9wBHW8K9nkx4f-MHcW1B5yfX60gLNdW7n3Gxs8FH82NW85Lpsv4JNqtKM2-
1bXW6XMhqmW4bs5g2749pC-W5HTKyD34W4MzN5ptlM5xQyptW1k6DyC7nMd-
DW2Vhl7B78PWl3W1pwkzN4FJg0yVfwZnl2ydSMqW385bdg7hy113W1wkV1R3bPvjfW2XvWZ19htrW6W6T6t7M61wzTTW7YtN3D3vbvCwW2qtJjZ7gWX3HW5KSxVW4ytVXTW7G

Hope you have a nice long weekend and talk soon,

Kat
—
Kat Daley
Partnerships
CharityHowTo Brands
kat@nonprofitlibrary.com
(786) 361-9597
Schedule a meeting with me
<https://d2qH2f04.na1.hs-sales-engage.com/Ctc/UB+23284/d2qH2f04/JkM2-6qcW6N1vHY6lZ3mwW1T-
FVV13dvCpW3dJ9vS1_BspqN4vZqdwCHgPPW7tdfR52cplJQW1wkrC03rW2F0W20ynD28kk1X_N4ncwCShrN0CW4gjv1D3Wy57YW91NNwm6YvqSbW4TDfZw3K2RhFW6Gm2_k49
V8CQl_YW21MX5g4C5wwZW7nLc6wB0RdzwW3Xqklx8d5H9rW8Zn4SM5x6vMTf1WVj4C04>

Visit Our Sites at:
NonprofitLibrary.com
CharityHowTo.com
Nonprofit-Apps.com
Nonprofit-Discounts.com
<https://d2qH2f04.na1.hs-sales-engage.com/Ctc/UB+23284/d2qH2f04/JkM2-
6qcW6N1vHY6lZ3m2N22xCYn60P3WW3c6NVn2vG193W618VXk8KhXs2W25dwSP1mv2hCV5L8fS1W0l5FW6Xm8F81Jj9R0W10B3CxSLC95nW4nlm136sR86pW2548SG50p-
bRW43sb104fwsq9W7mw_y74Htqf1W6g9-5s5mMhF8W2w2mg68k5mYzN61tpg98H6mwW6YkRKM58x0LgW5HG2xw1CBT78N59MkjNN1hP-
W2G6QNx8jprm0W59X2j344cRf9W3hxGQK5D04_TW4CgHH42wXPT-W17ZDh_6G1tHRf4Cj0QF04>

[3] 2026-07-06 19:25 — Kathryne Dal [redacted]

Hi Justin,

Happy Monday! That sounds like a great plan! Option B is a perfect fit, and
we can definitely accommodate the timing as you pull everything together-
no worries as long as we have a confirmed event date before end of July. We
need to go live with the event ahead of mid september when nonprofits are
heads down in year-end fundraising.

We can absolutely focus the session on thought leadership and AI for funder
discovery- I love that concept and its so important! And yes we can have
the appropriate tracking.

Enjoy the fly fishing trip and your travels! I look forward to catching up
when you're back. Let`s touch base the third week of July and plan it out? My
Calendar link is found here
<https://d2qH2f04.na1.hs-sales-engage.com/Ctc/UB+23284/d2qH2f04/Jl22-
6qcW7lCdLW6lZ3mIW7PKzNm98bLV4W7rjmxg4wmnn6W3hl_672FXNg1W24WVdC3TtD8BVK1NJS8anjBMW91k9Z3*H4lmtW7Y7fNn58PP00W1Rg-
8c4pGMZyW3sgPT97k45V9W2mWQ46fnPdZW9dWjMQ41w9cMW1yMlL-56LsR4W8LsqXd7Dt-Z1W78qt211vNPkxW9fhtTx6Cn5zRW1hxhv-8vmXD8W3G509w2DZL2CW3TJ-
Ns2Y5cFCW2Rjbzl61GDfdN76KQ4WhxMdTN96LFqgdp319N5x3CKCq50sVW8LqK-1llJDN2W45Kcpw5Vq7wRf3Bcpkz04>

Hope you're catching lots of fish! **.*.*

Best,
Kat

[4] [RL] 2026-07-27 19:07 — JUSTIN

```
Hey Kat,

Thank you for holding the door open on timing, and for being so easy to
work with on this.

I took a harder look, and the budget isn't quite where I need it to be to
do this right now. We're in the middle of closing a few deals and we just
kicked off a raise, so I'm keeping our cash tight until those land. I'd
rather tell you that now than commit to a July date I can't fund the way it
deserves.

Here's where I'd land: let's reconnect in September and look at it fresh. I
know your slots and pricing may have shifted by then, and that's completely
fine. I still want to do this, just at a moment when I can put real budget
behind it and give it a proper push.

And if you're ever curious, here''s the raise we just opened:
wefunder.com/kindora. We're building Kindora so the nonprofits and funders
who use it can own a piece of it.

Thanks for your patience and your enthusiasm, Kat. Genuinely still excited
about this one.

Justin

A note for good order: this is not an offer to sell securities and we are
not accepting funds now. Any indication of interest is non-binding, and an
investment could only be made through Wefunder after we file our offering
statement with the SEC.
```

---

32. Kindora Question

[redacted]

```
Hey Justin, are you all open to receiving revenue based financing for
Kindora? If so, what terms?

[image: Felipe Ventura]
Felipe Ventura
Founder
Blueprint &lt;https://integratedblueprint.com/&gt;
LinkedIn &lt;https://www.linkedin.com/in/fvntr/&gt;   |   Book a 30-min call
&lt;https://calendly.com/bpcollaborative/30&gt;
```

[2] [R] 2026-07-07 00:40 — JUSTIN

```
Hey Felipe,

Good to hear from you. Short answer, yes, I'm open to exploring it.
Non-dilutive capital is appealing for exactly the reason Taj put us
together. We'd rather not give away more of the company than we need to.

Where things stand: the round is currently structured as a SAFE with a
revenue share. I've attached our current one-pager so you've got the full
picture on the raise. Revenue-based financing could be an interesting
complement, so I'd love to hear what you and Blueprint have in mind on
structure and terms before I say much about numbers.

Easiest to walk through live. Grab some time on my Kindora calendar and
we'll get into it: https://calendly.com/justin-kindora/justin-meet

Justin
```

[3] 2026-07-29 13:19 — Blueprint Collaborative <info@blueprintcollaborative

```
Hey Justin do you all have a target timeframe for reaching 1M ARR?

> On Jul 7, 2026, at 00:40, Justin Steele &lt;justin@truesteele.com&gt; wrote:
```

```
>
>
> Hey Felipe,
>
> Good to hear from you. Short answer, yes, I'm open to exploring it. Non-dilutive capital is appealing for exactly the reason Taj put us together. We'd rather not give away more of the company than we need to.
>
> Where things stand: the round is currently structured as a SAFE with a revenue share. I've attached our current one-pager so you've got the full picture on the raise. Revenue-based financing could be an interesting complement, so I'd love to hear what you and Blueprint have in mind on structure and terms before I say much about numbers.
>
> Easiest to walk through live. Grab some time on my Kindora calendar and we'll get into it: https://calendly.com/justin-kindora/justin-meet
>
> Justin
<html class="apple-mail-supports-explicit-dark-mode"><head><meta http-equiv="content-type" content="text/html; charset=utf-8"></head><body dir="auto"><div dir="ltr"></div><div dir="ltr">Hey Justin do you all have a target timeframe for reaching 1M ARR?&nbsp;</div><div dir="ltr"><br><blockquote type="cite">On Jul 7, 2026, at 08:40, Justin Steele &lt;justin@truesteele.com&gt; wrote:<br><br></blockquote></div><blockquote type="cite"><div dir="ltr"><div dir="ltr"><div dir="ltr"><div dir="ltr">
<p style="margin:0 0 12px 0">Hey Felipe,</p>
<p style="margin:0 0 12px 0">Good to hear from you. Short answer, yes, I'm open to exploring it. Non-dilutive capital is appealing for exactly the reason Taj put us together. We'd rather not give away more of the company than we need to.</p>
<p style="margin:0 0 12px 0">Where things stand: the round is currently structured as a SAFE with a revenue share. I've attached our current one-pager so you've got the full picture on the raise. Revenue-based financing could be an interesting complement, so I'd love to hear what you and Blueprint have in mind on structure and terms before I say much about numbers.</p>
<p style="margin:0 0 12px 0">Easiest to walk through live. Grab some time on my Kindora calendar and we'll get into it: <a href="https://calendly.com/justin-kindora/justin-meet" target="_blank">https://calendly.com/justin-kindora/justin-meet</a></p>
<p style="margin:0">Justin</p>
</div>
</div>
</div>
</div></blockquote></body></html><html class="apple-mail-supports-explicit-dark-mode"><head><meta http-equiv="content-type" content="text/html; charset=us-ascii"></head><body dir="auto"><blockquote type="cite"><div dir="ltr"></div></blockquote></body></html>
```

[4] 2026-07-30 00:21 — JUSTIN

```
Plan is cross that threshold next year. Lots of work between now and then.
Could happen faster if my new fractional business dev person turns out to
be as good as I think she can be.
```

---

33. Karibu founder transition — need your help papering it before Aug 5

Opened: 20[redacted]OR · NO LEGEND IN THREAD
External pa[redacted]

[1] 2026-07-[redacted]

```
Hi Fredo,

When we last talked, the plan was for Karibu to come on full-time at
Kindora, especially after his Meta layoff freed him up, but after a lot of
reflection, Karibu has decided he can't make the full-time founder
commitment right now. His family's income needs are real, and he's decided
to go back to full-time employment (he's job searching now). So instead of
joining full-time, he's transitioning from co-founder/officer/director to a
non-operating Co-Founder and Strategic Advisor.

The good part is that it's been a genuinely mutual, amicable conversation,
and we've landed on terms, pending your feedback. Now I need your help
papering it cleanly before his August 5 vesting cliff.

What we agreed:

  - Karibu retains 900,000 of his 4,000,000 shares (his 600,000 already
  vested, plus a 300,000 release in recognition of his first-year founding
  work).
  - The remaining ~3,100,000 unvested shares return to the company at
  original cost.
  - He resigns as President, CPO, and COO, and steps off the board. He may
  stay involved as a board observer or advisor.
  - He grants a voting proxy to me on his retained shares, plus the
  standard transfer restrictions.
```

– We sign a mutual release, and paper a separate strategic advisor agreement.

A few things I'd love your guidance on:

1. The cleanest, fastest set of documents to get this done, and the right sequence. I want it settled before the cliff so the unvested shares are still repurchasable at cost, and before we go out on our planned raise.
2. Our instinct is to keep the 900,000 clean (retained founder equity). If you think any portion, say the 300,000, should carry advisory service-vesting for how it reads to future investors, tell me. I'll defer to you on what's cleanest for a raise.
3. Since you represent the company and this impacts Karibu, do we need him to have separate counsel or sign a conflict waiver? I want this clean and durable, not something that gets reopened later.
4. Any tax mechanics I should know (repurchase at cost, 83(b), QSBS).

[2] 2026-07-06 07:01 — "Silva, Alfred [redacted]

Hi Justin,

Good to hear from you, was curious where things stood as it had been a while since y'all had reached out and we'd had our call. It's too bad to hear that Karibu can't continue with the company, but these things happen – better to move forward amicably and cleanly. As to next steps, some comments on your email are below in red.

Best regards,
Fredo

[3] [R] 2026-07-06 12:37 — JUSTIN

Hi Fredo,

This is really helpful, thank you. Quick responses, and one bigger thing I want to fold in.

On the Karibu points:

– Advisor, not observer: agreed. Let's make him a strategic advisor providing service, not an observer with rights.
– Proxy to the serving CEO rather than me personally: makes sense, let's do that. And good to know the transfer restrictions (ROFR) are already in the bylaws, nothing to add there.
– Tax: helpful, thank you.
– On the 300K: Karibu and I talked and landed on 900K after a careful back and forth, and his preference is a clean, settled number now rather than shares that vest as advisor comp. I'd rather keep this amicable and closed before the cliff than reopen it. So my inclination is to keep the 900K clean, with the 300K released at signing as part of the settlement. We'll document the rationale (settled at cost, before the round, active founder holding 4x plus). Do you see clean 900K as a real problem for the raise, or a preference we can live with? If it's the latter, I'd like to keep it clean. If not, let's explore advising with vesting.

The bigger thing, prompted by your Gerald note:

You're right that with Karibu off and Gerald on, a 2-person board hands Gerald an effective veto, and I don't want that. Solving it is a priority. And since we'll be touching the charter and board anyway, I want to use this moment, while I still hold uncontested control, to lock in founder control and mission protection together. I've been listening to Eric Ries' podcasts after dropping his new book, and it has me thinking about how we protect the mission while staying investable. A few things I'd like your counsel on instituting now versus later:

1. Founder board control. Your idea of giving me 2 votes per director, or whatever mechanism you think is cleanest, so I keep control of the board with Gerald as chair and Karibu as a non-voting advisor. I'd want this in place before Gerald actually joins (if he joins, we're not fully locked in here yet), and structured so it can't be undone by the very board it's meant to constrain. I assume that means it lives in the certificate, but you'll know best.
2. A public benefit protection lock in the charter. We're a PBC on purpose, and I want it to be hard to undo. Something like a supermajority of all outstanding shares to change our public benefit purpose, drop PBC status, sell substantially all assets, or exclusively license our core data

and IP (with careful carve-outs so it doesn't chill ordinary licensing and API deals). Since we're amending the charter anyway, this feels like the efficient moment to add it while I control 100%.

3. A director's oath as Gerald comes on, committing directors to the mission. Low cost, sets the tone. I have a draft, at the bottom of this email. I realize this isn't legally binding.
4. A once-over of our Founders' Agreement for anything worth cleaning up given Karibu's transition and the coming raise.

Could you tell me what makes sense to put in place now versus what's better to wait on, and fold the sensible pieces into this same round of documents so we're efficient? I have more detailed drafting notes on each if useful. I'm trying to be a good steward of the mission-lock while it's cheap and clean to do, without over-engineering for our stage.

Timing wise, I'd love to land Karib

[4] 2026-07-06 22:04 — "Silva, Alfred [redacted]

Thanks, Justin, please see further comments below in red on a few points. Let me know if we're good to go at this point and get started on the drafting – and also, could we have a call in the next few days to discuss fees when you get a minute?

Best regards,
Fredo

[5] [R] 2026-07-06 23:44 — JUSTIN

Hi Fredo,

Great, this all makes sense. We're good to go, please start drafting. Answers to your questions, and a couple of notes on the oath and the mission piece.

Karibu / the 300K. Let's do it your way: structure the 300,000 as consideration under the advisor agreement, with entering that agreement a condition of the settlement. Granted at signing, not vesting, and not clawed back if the advisory relationship later ends. That keeps it clean for Karibu, which is what he agreed to.

Advisor role (hours + scope question), light and real:
- Time: roughly 2 to 4 hours a month on average, plus a quarterly strategy check-in. 24-month term, either side can end on about 30 days notice.
- Scope (categories of advice):
1. Company and operating strategy (planning, prioritization, org design)
2. Go-to-market and monetization strategy (pricing, packaging, the self-serve, consultant, and enterprise motions)
3. Fundraising strategy (the community round and future capital, investor materials)
4. Partnerships and ecosystem (Blackbaud and similar)
5. Operations, finance, and compliance continuity (the backbone he built)

Founder board control. Yes, please do it as efficiently as you can, and structured so it lives where the board can't undo it (I assume the certificate). I'd want it effective before Gerald is seated.

Founders' Agreement. Please fold the review into this round.

The oath. Thanks for the edits, they make it sharper, especially the duty-of-care lead-in on 4 and the tightening on 3. I'm adapting them. One small thing: in clause 5 I kept "the communities we serve" rather than "our stakeholders," just to hold the mission-specific thread that runs through the oath (it picks up the same communities from clause 4). Happy to switch if you feel strongly.

[6] 2026-07-07 20:30 — "Silva, Alf [redacted]

Thanks, Justin, we'll get moving on this all.

For the oath, I'd rather you use "stakeholders" both places than "communities" both places as you're obligated to consider the interests of "stakeholders" by statute, and as part of your formation, as a board adopted a group of "stakeholders" whose interests you need to consider. Or to use stakeholders instead of communities in the one place I edited.

[7] 2026-07-07 21:51 — JUSTIN

```
Hi Fredo,

Great, thank you. Good point on "stakeholders" given the statutory obligation and the group we adopted at formation. Let's use it. I've made clause 5 "stakeholders." I left the descriptive line in clause 4 as "the nonprofits and communities we serve," since there it's naming who we serve rather than the balancing obligation, but easy to make that "stakeholders" too if you'd rather keep it fully consistent. Your call.
```

[8] 2026-07-08 04:54 — "Silva, Alfr [redacted]

```
Thanks, Justin, I have a meeting at 10:30 already, but sent an invite for 3! Onword!

From: Justin Steele <justin@kindora.co>
Sent: Tuesday, July 7, 2026 9:51 PM
To: Silva, Alfredo B. <ASilva@mofo.com>
Subject: RE: Karibu founder transition — need your help papering it before Aug 5


External Email

________________________________
Hi Fredo,Great, thank you. Good point on "stakeholders" given the statutory obligation and the group we adopted at formation. Let's use it. I've made clause 5 "stakeholders." I left the descriptive line in clause 4 as "the nonprofits and communities we serve," s
```

```
<https://login-us.mimecast.com/u/login/?gta=apps&link=cybergraph-report/eyJhbGciOiJSUzI1NiIsInR5cCI6IkpXVCJ9...
7qvSbcQI5-oE9qkxrKvv3XmBXEtUzZU1dodwsoZEiuWPgsdG3mMN-yafBZ-
pTnxENkqKnBgj13PHmlwkviipMMWZ4PYvekfQwB2v_sOcpjCIcWVY3mOIXtaq67VepYae8ibGHEGprXGY8yvhyzlEelYMBOOjhsGKi7BoEFvaRv5wWnC2wx7gXCVESairIDiW
OVUVV1l0C88ukcyFeROtJz66kWOq0OhrsEbpkMP9B9AfGmUbdaRToWvdEXVFaGcUt58TB4chVqOFMIr9ahI0b5O57OJl1ZFJS4R8qkGtwR_GUH3e63TWsFSA.WtZgCPKf5drk
cGoTBnJKI8VH2Q96yi-O71dJQo0-N6vmQRnfs-QQftxu4fMjMCUuHlIMlE6labES56dihJeQbs-qneBSEagBJovuVt7gatSG3jv-
EmNkBclbQguJK_nwmQn7gaffupnl2K29wqFyi48jg0Nj-
uUtzGPzK1HPhomLzeGXDXBAYhVg34q8MfI1Ri8HmuM9nfbmVd27sg62f_sqVx4oSYWvBIfvjQXUdcGhTN3BVtMdMy_smeP-I0gYzHPL8i-
Xxh2IT3hpcljZzOnxl7fYz4ZpuRniaV9z3tu2vl3DWRitIMq3L6pw0rt1UXwe0vtyz0wiaGBs3vPeVSSsvJQdcpOu54AuOM_zQUjmJ0NdH9tuVUPzKK4qVpKWGCfsnQqLAFZB
qwk1BE.Gtb-7YmESQxh1y5_knuN8w>
```

```
CGBANNERINDICATOR


Hi Fredo,

Great, thank you. Good point on "stakeholders" given the statutory obligation and the group we adopted at formation. Let's use it. I've made clause 5 "stakeholders." I left the descriptive line in clause 4 as "the nonprofits and communities we serve," since there it's naming who we serve rather than the balancing obligation, but easy to make that "stakeholders" too if you'd rather keep it fully consistent. Your call.
```

[9] 2026-07-10 13:10 — JUSTIN

```
Yes, Karibu is over 40 and his personal email is

Karibu Nyaggah <karibu@gmail.com>




Justin Steele

Co-Founder & CEO


justin@kindora.co

www.kindora.co

LinkedIn Profile <https://www.linkedin.com/in/justinrichardsteele/>
```

[10] 2026-07-10 19:07 — "Zahran, [redacted]

```
Hi Justin,

Hope you are well! We are preparing the requested documents. Could you please provide the following information?


  *  Mr. Nyaggah's personal email address
  *  Whether Mr. Nyaggah is over or under the age of 40
```

Thank you!

Best,

Mariam Zahran
Associate
[cid:image001.png@01DD1064.A6197E80]

[11] 2026-07-15 16:17 — JUSTIN

Hi Mariam (and Fredo),

Thanks, this is really strong work. We've been through the full set. To keep this to one turn, here's everything in one place: answers to your footnotes, plus a few changes and confirmations.

Footnote questions:
1. Separation Agreement, the "co-founder" language: yes, keep it, but please change "former co-founder" to just "co-founder." He co-founded the company and that doesn't go away, and we'll be listing him publicly as Co-Founder and Strategic Advisor. The "former officer / employee" framing is right as is.
2. Separation Agreement, health insurance / COBRA: Karibu was never on the company health plan, so please delete that section.
3. Certificate, conversion events: yes, please keep them as drafted.

Changes and confirmations:
1. Mutual release. Please make the general release mutual, so the Company also releases Karibu, with the usual carve-outs (fraud, the obligations under these agreements, and anything not waivable by law). This is an amicable transition and I'd told him it would be mutual.
2. Public benefit purpose. Please confirm the specific purpose, "to democratize philanthropic giving to under-resourced nonprofits," sits inside the supermajority-locked Article III, so the lock protects the mission itself and not just PBC status. If it currently sits outside that article, please move it in.
3. Sequencing. Class B authorized (4,900,000) equals Justin's 4,000,000 plus Karibu's 900,000 exactly, with no cushion. Please confirm the repurchase is effective before the charter is filed, so outstanding Class B never exceeds authorized, and confirm the zero cushion is intentional.
4. "Severance Benefit." That term is used in the release section but I didn't see it defined. Please define it. I assume it refers to the 300,000 share acceleration.

Timing. Karibu is over 40, so I understand the 21-day consideration and 7-day revocation periods apply. Given the August 5 vesting cliff, can you confirm the latest date he can sign for the repurchase to be effective before August 5, and flag anything we should do to protect the cliff if his review runs long? I'd like to get him a clean set quickly so he has room to review with his own counsel and still sign in time.

Everything else looks good to us, including the proxy and board structure. Once you've turned a clean version, I'll send it over to Karibu.

Thanks both,

Justin

[12] 2026-07-15 18:30 — 'Zahr[redacted]m

Hi Justin,

Hope you're well! Please see attached drafts and redlines of the following documents in connection with Karibu's separation from Kindora:

1. Resignation Letter
2. Separation Agreement
3. Advisor Offer Letter
4. Amended and Restated Certificate of Incorporation (redlined against original Charter)
5. Amended and Restated Founders Agreement (redlined against original Founders Agreement)
6. Board Consent
7. Stockholder Consent

Please note that there are some open questions directed to you in the footnotes of the Separation Agreement and Certificate of Incorporation. Let us know your responses and we'll make adjustments accordingly.

Thank you, and let us know if you have any questions!

Best,

Mariam Zahran
Associate
[cid:image001.png@01DD144C.C624F5D0]

[13] 2026-07-16 03:45 — "Silva, Alfredo [redacted]

Hi Justin, thanks for the feedback here — please see comments below, and really appreciate your grouping everything together for efficiency's sake!

From: Justin Steele <justin@kindora.co>
Sent: Wednesday, July 15, 2026 4:18 PM
To: Zahran, Mariam <MZahran@mofo.com>
Cc: Silva, Alfredo B. <ASilva@mofo.com>
Subject: RE: Karibu founder transition — need your help papering it before Aug 5

External Email

Hi Mariam (and Fredo),Thanks, this is really strong work. We've been through the full set. To keep this to one turn, here's everything in one place: answers to your footnotes, plus a few changes and confirmations.Footnote questions: 1. Separation Agreement, the "co-founder" languag

<https://login-us.mimecast.com/u/login/?gta=apps&link=cybergraph-report/eyJhbGciOiJSUzI1NiIsInR5cCI6IkpXVCJ9.eyJ1cmwiOiJBMjU2R0NNIn0.L6uPgeb5EB-BI5_jsLVdVTRSHYEurr0rpW5WKNv0KpL9xd5uIA1EBdVGFgn-KJtXzCNuuUWJ_oGy6wPKs1lSLFuwq096j5aOkxqEq_zuBlo6Lx8zKjEZYLvT0NqFCHmSZrYnJ6bAqLGGyMLb047jLVPxysscHykbVvja9dqI9v2qMLFt4b4CyIIlRl-hDl-JZAzEqyUpnyaoBaPj90RrGWymfTrWc0hgbwSZIkM7LuFDRtqFdwHH37DK56JOS_ClVc02LFmJSJMC9Rkj4DkglctsJgKWDKPvXp9msY2pB1bnx25ERiNNZlkx7qn45wqXv83yRyBvRoNY-ZNoBmcTd_eOWHYt65dCs-nCQnfqHowY4jsAFiWWySPB4NoXL0VPfuZBrHBBSqKyxoHnlDIUDwMjJlbEighAq-Up5U0c21Gfy_Wpm4Irid_y0lLK3UKY6rNKZQ0M_NOxLlkpavIBEhBYoxbPlw98xWq7UyzpIsGhDLX-Da1uAYj-6z39LRdE4BJgRqBIQ-X2K5j5Pye3xyv1ca_f-u2BZymTVpRK0Dr-Pc-WbxMLlhKZwuTYLxaSMQXTY-iPwwno6UJ6f75gN42-6HcaSpkdgR4YY-4WhnJiIKzcwivP8ihwJEbuyHKFI6lZzKxjGkP4DWUuTU7Ib6Yc6LFUypZFRLO8eKDxGPM5FREbcOgKMepi5qN20Zk3xfq5gAjgM8YHDRySRTo4Kh3KK2VfssVsWVK4IzwSgs2DI9hXGhpnFTT9thFqyGrVae-M.s8IlurykqUUJYmIwk-5Zww>

CGBANNERINDICATOR

Hi Mariam (and Fredo),

Thanks, this is really strong work. We've been through the full set. To keep this to one turn, here's everything in one place: answers to your footnotes, plus a few changes and confirmations.

Footnote questions:
1. Separation Agreement, the "co-founder" language: yes, keep it, but please change "former co-founder" to just "co-founder." He co-founded the company and that doesn't go away, and we'll be listing him publicly as Co-Founder and Strategic Advisor. The "former officer / employee" framing is right as is. OK.
2. Separation Agreement, health insurance / COBRA: Karibu was never on the company health plan, so please delete that section. OK
3. Certificate, conversion events: yes, please keep them as drafted. OK

Changes and confirmations:
1. Mutual release. Please make the general release mutual, so the Company also releases Karibu, with the usual carve-outs (fraud, the obligations under these agreements, and anything not waivable by law). This is an amicable transition and I'd told him it would be mutual. OK
2. Public benefit purpose. Please confirm the specific purpose, "to democratize philanthropic giving to under-resourced nonprofits," sits inside the supermajority-locked Article III, so the lock protects the mission itself and not just PBC status. If it currently sits outside that article, please move it in. Confirmed – no need to move.
3. Sequencing. Class B authorized (4,900,000) equals Justin's 4,000,000 plus Karibu's 900,000 exactly, with no cushion. Please confirm the repurchase is effective before the charter is filed, so outstanding Class B never exceeds authorized, and confirm the zero cushion is intentional. Confirmed. Charter is filed after we get

[14] 2026-07-17 02:14 — "Zahran, Maria [redacted]

Hi Justin,

Thanks again for your comments. Please see attached updated drafts of the Separation Agreement and Charter, as well as redlines reflecting our edits. Please let us know if you have any further comments or questions.

```
Best,

Mariam Zahran
Associate
[cid:image001.png@01DDI556.A88DF100]
```

[15] 2026-07-17 21:39 — JUSTIN

```
Hi team,

Karibu did a thorough review and sent detailed comments, attached (optional
read, likely AI generated and long).

The good news is he isn't reopening the economics: 900,000 retained (600K
plus the 300K), 3.1M repurchased at cost, off the board and officer roles,
advisor. Most of his points we're fine to take. Here's the full instruction
in one place, grouped so you can work through it. Where I ask you to hold a
line, please push back as company counsel, and tell me if you'd actually
recommend giving any of them.

1. Class B: go with his "Model A" as long as you don't have reservations
doing it this way
- Justin's 4,000,000 shares become Class B; Karibu's 900,000 become
ordinary Class A; drop the voting proxy entirely.
- Allocate the classes directly at closing rather than temporarily making
Karibu's shares Class B and relying on the service-conversion clause.
- On my own shares, keep the standard service-based sunset for now, but
treat it as an open item I may revisit before the charter is filed, not
final.

2. The 300,000-share release: decouple it from the advisory role.
- Characterize the 300K as consideration for the separation, the mutual
release, and the final resolution of the founding-year equity, not as
compensation for advisory services, and not conditioned on the advisory
agreement continuing.
- Please confirm this does not cost the company a compensation deduction,
and flag the company-side tax treatment (Karibu asks about his own
treatment in his appendix).

3. Mutual release: take the standard carve-outs, with two adjustments.
- Preserve, on both sides as applicable: indemnification and advancement,
D&O coverage, approved expenses and any founder advances, accrued
compensation, the 31 dollar repurchase payment and rights under the
transition documents, tax rights, and claims arising after signing. Align
the release cutoff dates on both sides.
- Attorneys' fees: make it prevailing-party (loser pays), not each side
bears its own.
- On the Company's release of Karibu specifically, please add the standard
carve-outs for fraud, willful misconduct, and breach of the surviving
agreements (the CIIA, the advisor agreement, and this agreement), which
were not in the last draft.

4. Remedies and clawback: hold the line here.
- Make Karibu's earned 600,000 shares fully final and not subject to
forfeiture.
- But keep a clawback on the 300,000 Accelerated Shares for a material,
uncured breach of the core continuing obligations (confidentiality, IP,
non-solicitation). I do not want to drop to injunction-only on those.
- Property return: fine to move from an absolute condition to a certify,
notice, and cure process.

5. Advisor agreement: take the boundaries, hold the IP.
- Accept: a cap of about 4 hours per month unless we mutually agree
otherwise, with recurring calls and selected meetings counting toward the
cap; "strategic input" rather than open-ended "as requested"; a no-fault
exit if a current or future employer bars the role; and permission to
disclose the agreement confidentially to an employer's counsel or
compliance.
- IP: accept the general-skills and future-employer carve-outs, but keep
Kindora's assignment of anything derived from Kindora's Proprietary
Information. Please do not narrow it to only deliverables created for
Kindora.
- Cooperation: reasonable notice and expense reimbursement are fine; please
decline hourly compensation for cooperation.
```

[16] 2026-07-19 21:54 — "Silva, Alfredo B [redacted]

Thanks, Justin. This is absolutely AI generated! Please see my comments below in red. I think there's a key point of confusion about the 300,000 shares that's perhaps being missed.

We'll work on turning the drafts after we get your further confirmation on the clawback point below.

[17] 2026-07-20 06:19 — "Silva, Alfredo [redacted]

Got and on it. We'll get you update   ra ts m -wee .

Alfredo R. D. Silva
Partner
asilva@mofo.com<mailto:asilva@mofo.com>
T: +1 (415) 268-6213
C: +1 (203) 231-8122

Morrison Foerster
425 Market St.
San Francisco, CA 94105

[Image]

mofo.com<https://www.mofo.com/> | LinkedIn<https://www.linkedin.com/company/morrison-&-foerster-llp> | Twitter<https://twitter.com/MoFoLLP>

____

[18] 2026-07-20 20:04 — JUSTIN

Fair question. His reason is about the record, not the economics. He's comfortable with the substance. What he wants is for the documents to reflect that the 300K is founder equity he earned in the founding year and retained as part of the settlement, not compensation for advisory services.

His concern is that framing it as advisory consideration makes his retained founder equity read as future-service pay on the permanent record and cap table. So the real question is whether we can describe it as retained founder equity, in the recitals or otherwise, while it still does the consideration work for the advisory agreement.

If that can't be done cleanly without the IP risk, we'll keep it as-is and I'll explain to him.

Thanks,

Justin

[19] 2026-07-20 23:03 — "Silva, Alfredo B." [redacted]

[redacted]or with this characterization / why does he want that characterization / what is his concern about the way we've drafted it? I'd be happy to try to consider and propose solves here, but it's just hard to balance the risk of the IP / enforceability when I don't have a reason for why he wants it the other way.

[20] 2026-07-21 01:11 — JUSTIN

Makes sense, agreed. Let's keep it structured as-is, and I'll explain the record point to Karibu, that there's no permanent record and we can characterize it however we want with investors.

Good flag on separation vs settlement too. I'll keep that framing clean.

Thanks,

Justin

[21] 2026-07-21 04:00 — "Silva, Alfredo [redacted]

Hi Justin,

I'd be much more comfortable if you explained to him that there's no "permanent record" to speak of that will taint the narrative he wants. To be clear, no one is going to be looking at the agreements in the level of detail that Karibu seems to think will

happen – in fact, the only people that are at all likely to review the agreements at all are lawyers diligencing a financing or M&A deal after a term sheet is already signed, and they'll understand why it's done this way, and will think it makes total sense. You and Karibu will be able to characterize this with prospective investors and stakeholders exactly the way you describe it – as this is his 300k that he gets as a "bonus" in connection with his parting ways amicably after y'all worked together a year and started building a cool company – regardless of what the documents say as a technical matter. So balancing this very hypothetical and manageable optics issue, against actual, real legal reason to do this to ensure the IP and confidentiality provisions are enforceable, I'd prefer to do this the proper way legally.

I'd also advise against either of you framing this as a "settlement," which implies some dispute. He decided not to work on this full time for family reasons, etc. He's the one who's moving on, you didn't fire him. He has no claims. It's a separation, not a settlement.

Best regards,
Fredo

[22] 2026-07-21 16:06 — "Silva, Alfredo B [redacted]

Sounds good. We'll start turning the drafts. Honestly I think Karibu's framing has even worse optics because it looks like you're paying him for some dispute or he was let go.

Alfredo B. D. Silva
Partner
asilva@mofo.com<mailto:asilva@mofo.com>
T: +1 (415) 268-6213
C: +1 (283) 231-8122

Morrison Foerster
425 Market St.
San Francisco, CA 94105

[Image]

mofo.com<https://www.mofo.com/> | LinkedIn<https://www.linkedin.com/company/morrison-&-foerster-llp> |
Twitter<https://twitter.com/MoFoLLP>

____

[23] 2026-07-22 23:49 — "Zahran, Mariam [redacted]

Hi Justin,

Please find attached updated drafts and redlines against the last versions you reviewed for the Advisor Letter, Board Consent, Founders Agreement, and Separation Agreement, as well as the unchanged stockholder consent and unchanged charter for completeness.

Regarding Karibu's indemnification and advancement rights, we should not provide protections beyond what is already set forth in the Indemnification Agreement. That agreement was heavily negotiated and carefully drafted using a form standard across the industry, it already contains robust protections, and it speaks for itself – we should not let a throw away "for avoidance of doubt" clause expand the scope of what the agreement already says. We also should not provide a consent right over future amendments to the Company's corporate documents that could potentially affect Karibu, as that type of provision would effectively amount to a personal veto over corporate governance decisions, which is not a right afforded to former officers or directors. It is also worth noting that any amendments affecting Karibu's indemnification rights under the charter documents would equally affect yours, and Karibu's consent is inherently required to amend his indemnification agreement anyway.

We are happy to discuss if you have any questions.

Best,

Mariam Zahran
Associate
[cid:image001.png@01DD19F9.CE0925C0]

[24] 2026-07-22 23:54 — "Silva, Alfredo [redacted]

In case unclear, the points below on the indemnificaiton being with respect to langauge he wanted us to add and that we didn't...

Alfredo B. D. Silva
Partner
asilva@mofo.com<mailto:asilva@mofo.com>
T: +1 (415) 268-6213
C: +1 (283) 231-8122

Morrison Foerster
425 Market St.
San Francisco, CA 94105

[Image]

mofo.com<https://www.mofo.com/> | LinkedIn<https://www.linkedin.com/company/morrison-&-foerster-llp> |
Twitter<https://twitter.com/MoFoLLP>

____

[25] 2026-07-23 01:05 — JUSTIN

Hi both, thank for all the quick work here.

Two things on the redline.

One, the D&O section. We don't currently carry D&O insurance. Our Hartford policy is a business owners policy: general liability, property, professional liability, umbrella, and workers comp, with no D&O coverage part. I assume I should go get this coverage, yes? With potentially adding Gerald to the board and the Reg CF offering, I assume we need this. Let me know if you have recs.

Two, small typo in the Company's release: "Separation Dote" should be "Date."

I've sent the package to Karibu and flagged the insurance section as not yet final.

Thanks,

Justin

[26] 2026-07-23 17:31 — 'Silva, Alfredo [redacted]

Hi Justin,

Thanks for the update. We'll update the typo once we get confirmed final on everything else, for efficiency's sake. Since you don't actually have D&O insurance, I'd suggest that we just take out the D&O insurance language and leave the indemnification language. The only stockholders of the company now are you and Karibu; it's not like Karibu is going to sue himself as a director, or that you're going to sue, so not entirely clear what the D&O coverage he would need is for (since the D&O coverage is for protection from suits against stockholders). Plus, I'm pretty sure D&O insurance often can have exclusions for inter-director disputes among insiders anyway.

As for D&O coverage in the future, usually startups wait until they have other folks on their cap table beyond founders/advisors, i.e., folks that actually might potentially bring suits. Ordinarily, that means your first priced round, since SAFE holders are not actually stockholders. However, given the reg CF angle, I do think D&O insurance isn't a bad idea.

We can't exactly recommend someone, but here are some names of brokers and a few notes on them in case helpful. You may want to also just touch base with the broker that sod you the Hartford policy.

Woodruff Sawyer <https://woodruffsawyer.com/>

Priya is an ex-WSGR lawyer

DHW Insurance Brokers<https://dhw-ins.com/>

Terry Stotka
tstotka@dhw-ins.com<mailto:tstotka@dhw-ins.com>

Trish Daley
daley@dhw-ins.com<mailto:daley@dhw-ins.com>

For Smaller/Earlier-Stage Businesses – Referred by Priya Huskins

Sparx<https://usesparx.com/>

Self-Service Option with all canonical policy types. No client data points but our partner Michael Glaser met founder who seemed like a nice guy.

Hub<https://www.bing.com/search?qs=LS&pq=hub+insura&sk=CSYN1&sc=10-10&q=hub+insurance&cvid=dda93268b660459fbeb3af47453ff618&gs_lcrp=EgRlZGdlKgYIABAAGEAyBggAEAAYQDIGCAEQABhAMgYIAhAAGEAyBggDEAAYQDIGCAQO

Jared Wood

Vouch<https://www.vouch.us/>

```
Startup D&O (Preferred choice for many YC Companies)

New Front<https://www.newfront.com/>

Rod Sockolov
Rod.sockolov@theabdteam.com<mailto:Rod.sockolov@theabdteam.com>

Tim Dunleavy
Tim.dunleavy@theabdteam.com<mailto:Tim.dunleavy@theabdteam.com>

ABD referred by client. ABD acquired by Newfront

AON<https://www.bing.com/search?qs=AS&pq=ion+insurance&sk=CSYN1&sc=16-13&q=ion+insurance+company&cvid=f5f29b13689142b98f3cb97e8ccf72eb&gs_lcrp=EgRl2GdlKgcIABAAGPkHMgcIABAAGPkHMgYIARBFGDkyBggCEAAYQDIGCAMQ

Broker most frequently come across by our Securities Litigation team, one of the major players

Embroker<https://www.embroker.com/>

SF Start-up: Automated catering primarily to small and mid-sized companies.
Disclosure: Robert May, one our partners, went to school with founder
```

[27] 2026-07-25 17:54 — JUSTIN

```
Hi Fredo and Marian,

Karibu raised three points on the redline. They look to me like drafting
rather than deal changes, but I'd rather have your read than assume. Do you
see these as valid edits to make?

1. Charter conversion. He notes that Article IV has no holder-election
conversion right, so the Founders' Agreement 2.3 election may have nothing
to attach to, and his shares would reclassify to Class B and stay there
instead of converting to Class A. Does the charter need an optional
conversion right added?

2. Debt carve-outs. He notes the release excludes only the four Surviving
Agreements, so it may sweep in his promissory note and accrued payroll.
Should those be carved out, and if so, is it cleaner to handle them as
specific scheduled amounts than a general carve-out? I'm getting the
figures from him.

3. Breach section. He'd like the forfeiture narrowed to a material, uncured
breach with a cure period, flags that the cross-reference (Sections 8, 9,
10, 12) may be off after the renumbering, and caught a "Separation Dote"
typo. Interested in your read on [redacted] cross-reference.
```

[28] 2026-07-26 04:18 — 'Silva, Alfredo

```
Hi Justin, thanks for the feedback here. Comments are below in red - please let us know what you plan on doing with payroll and
then we'll turn the drafts. If we need to have a call on that point, let me know.
```

[29] 2026-07-27 14:47 — JUSTIN

```
Hi Fredo and Marian,

Karibu and I have landed everything. His tax counsel finished and confirmed the 83(b) closes the book on the 300K acceleration,
even with the advisory-consideration language, so we are not touching that characterization. Please work up the final execution
set with the changes below. Given the August 5 vesting date and the seven-day revocation window, today is the last clean day to
sign, so a final set today would let us close.

1. Charter conversion. Please add a standard optional conversion right so a Class B holder can convert to Class A at their
election. That is what the Founders' Agreement 2.3 election needs to attach to for Karibu's shares to actually become Class A.
This means re-issuing the board and stockholder consents, which is fine, we are both signing.

2. Release carve-outs. Please carve out the specific amounts the company owes Karibu, his promissory note and accrued payroll, as
scheduled amounts rather than a general "anything owed." Karibu is sending the exact figures from his bookkeeping. Please confirm
the direction of the note and make the debt carve-outs mutual.

3. Breach section (Section 14). Please narrow the forfeiture to a material, uncured breach with a cure period, keep injunctive
relief available for any breach, and exclude the 300,000 Accelerated Shares from the forfeiture remedy entirely. Also fix the
cross-reference (Sections 8, 9, 10, 12 should point to the covenant sections, not tax) and the "Separation Dote" typo.

4. Tax treatment paragraph. Please add a "Tax Treatment of Accelerated Shares" paragraph after the Section 10 tax provisions.
```

```
Karibu's proposed text is below, reviewed with his tax counsel. Please have your tax team confirm the wording before we drop it in:

"Tax Treatment of Accelerated Shares. The Parties acknowledge and agree that the Accelerated Shares were acquired by you on August 5, 2025 pursuant to the RSPA, that you made a timely election under Section 83(b) of the Internal Revenue Code with respect to such shares, and that the lapse of the Repurchase Option with respect to the Accelerated Shares pursuant to this Agreement constitutes the lapse of a restriction on previously-transferred property within the meaning of Treas. Reg. Section 1.83-3(a) and not the transfer of property or the payment of compensation. Accordingly, the Parties agree that no compensation income arises to you, and no withholding, Form W-2, or Form 1099 reporting obligation arises to the Company, in connection with such lapse, and neither Party shall take any tax position inconsistent with this Section unless otherwise required by a final determination within the meaning of Section 1313(a) of the Code."

5. 83(b) confirmation. Please confirm from the formation file that Karibu's 83(b) was timely filed, and send a copy to Karibu so his tax attorney has it. The tax paragraph rests on that.

One thing we are not doing: no company tax indemnity for the 300K treatment. The consistent-reporting paragraph in item four is the protection, and we are not having Kindora insure an IRS challenge to his return.

If you can turn the final set today, Karibu is ready to sign inside the window.

Thanks,
Justin
```

[30] [R] 2026-07-27 15:06 — JUSTIN

```
Hi Fredo and Marian,

Two quick follow-ups to my note from earlier, then I think you have
everything to turn the final set.

On item 2 (release carve-outs). The figures from Karibu's bookkeeping: the
founder promissory note is $25,000 principal (drawn $10K on 8/26/25, $10K
on 11/7/25, $5K on 12/24/25) plus accrued interest, owed by the company to
Karibu. It's the original note, unmodified. For the accrued payroll, good
point on the California rule, so rather than carve it out let's just pay it
out on the separation date as a final payment, it's about $702. So the
surviving-debt carve-out only needs to name the promissory note.

On the D&O language. Agreed, since we don't carry D&O insurance, please
take the D&O insurance obligation out and keep the indemnification
survival. We're placing D&O separately ahead of the community round, and
thanks for the broker list.

That should be everything. If you can turn the final set today, Karibu is
ready to sign inside the window.

Thanks,

Justin
```

[31] 2026-07-27 15:15 — JUSTIN

```
Ah yes, makes sense. I'll run that by Karibu, but I think those edits
should be fine. Consider it approved unless you hear otherwise.

On Mon, Jul 27, 2026 at 3:11 PM Silva, Alfredo B. &lt;ASilva@mofo.com&gt; wrote:

> Hi Justin,
>
>
>
> We'll work on these changes today and get you the updated documents as
> soon as possible. With respect to the 83(b)s, though, we did not file them
> — you each did yourselves, as per attached. So while I can give you the
> filing that Clerky produced, we need to edit the language below, because
> the Company cannot "agree" that something happened that the company didn't
> itself do, as this was Karibu's responsibility to handle.
>
>
>
> Can you please take a look at the edits below in red, and run that by
> Karibu along with the attached PDF?
>
>
>
```

```
> Thanks,
>
> Fredo
>
>
>
> *From:* Justin Steele <justin@kindora.co>
> *Sent:* Monday, July 27, 2026 2:47 PM
> *To:* Zahran, Mariam <MZahran@mofo.com>; Silva, Alfredo B. <
> ASilva@mofo.com>
> *Subject:* RE: Karibu founder transition - need your help papering it
> before Aug 5
>
>
>
> *External Email *
>
>
> ________________________________
>
> Hi Fredo and Mariam,
>
> Karibu and I have landed everything. His tax counsel finished and
> confirmed the 83(b) closes the book on the 300K acceleration, even with the
> advisory-consideration language, so we are not touching that
> characterization. Please work up the final execution set with the changes
> below. Given the August 5 vesting date and the seven-day revocation window,
> today is the last clean day to sign, so a final set today would let us
> close.
>
> 1. Charter conversion. Please add a standard optional conversion right so
> a Class B holder can convert to Class A at their election. That is what the
> Founders' Agreement 2.3 election needs to attach to for Karibu's shares to
> actually become Class A. This means re-issuing the board and stockholder
> consents, which is fine, we are both signing.
>
> 2. Release carve-outs. Please carve out the specific amounts the company
> owes Karibu, his promissory note and accrued payroll, as scheduled amounts
> rather than a general "anything owed." Karibu is sending the exact figures
> from his bookkeeping. Please confirm the direction of the note and make the
> debt carve-outs mutual.
>
> 3. Breach section (Section 14). Please narrow the forfeiture to a
> material, uncured breach with a cure period, keep injunctive relief
> available for any breach, and exclude the 300,000 Accelerated Shares from
> the forfeiture remedy entirely. Also fix the cross-reference (Sections 8,
> 9, 10, 12 should point to the covenant sections, not tax) and the
> "Separation Date" typo.
>
> 4. Tax treatment paragraph. Please add a "Tax Treatment of Accelerated
> Shares" paragraph after the Section 10 tax provisions. Karibu's proposed
> text is below, reviewed with his tax counsel. Please have your tax team
> confirm the wording before we drop it in:
>
> "Tax Treatment of Accelerated Shares. The Parties acknowledge and agree
> that the Accelerated Shares were acquired by you on August 5, 2025 pursuant
> to the RSPA*, and that* *based on your representation to the Company *that
> you made a timely election under Section 83(b) of the Internal Revenue Code
> with respect to such shares, the lapse of the Repurchase Option with
> respect to the Accelerated Shares pursuant to this Agreement constitutes
> the lapse of
```

[32] 2026-07-27 19:58 — JUSTIN

```
Hi Mariam,

These look good, thank you. The tax-paragraph wording works and Karibu is
on board with it.

Could you send the rest of the signing set conformed to the updated
charter, the board and stockholder consents, the amended Founders'
Agreement, and the Advisor Letter? Karibu signs all four, so we'd like to
execute everything together to stay inside the window.

Thanks,
```

Justin

[33] 2026-07-27 21:46 — JUSTIN

Hi Mariam,

One thing to clarify before we sign. The Board Consent recites that Karibu will resign from the Board, but I don't see anything in the set that actually effects or accepts that resignation. Could you either include a separate director resignation letter for him, or add a short resolution accepting it, so his board departure is documented rather than just referenced?

Once that's handled, please send the documents over for signature. Karibu and I are ready to execute.

Thanks,
Justin

[34] 2026-07-27 22:11 — "Silva, Alfredo [redacted]

Hi Justin,

We'll work on these changes today and get you the updated documents as soon as possible. With respect to the 83(b)s, though, we did not file them – you each did yourselves, as per attached. So while I can give you the filing that Clerky produced, we need to edit the language below, because the Company cannot "agree" that something happened that the company didn't itself do, as this was Karibu's responsibility to handle.

Can you please take a look at the edits below in red, and run that by Karibu along with the attached PDF?

Thanks,
Fredo

[35] 2026-07-27 22:14 — "Silva, Alfredo [redacted]

Confirming receipt of this as well.

From: Justin Steele <justin@kindora.co>
Sent: Monday, July 27, 2026 3:06 PM
To: Zahran, Mariam <MZahran@mofo.com>
Cc: Silva, Alfredo B. <ASilva@mofo.com>
Subject: RE: Karibu founder transition – need your help papering it before Aug 5

External Email

____

Hi Fredo and Mariam,Two quick follow-ups to my note from earlier, then I think you have everything to turn the final set.On item 2 (release carve-outs). The figures from Karibu's bookkeeping: the founder promissory note is $25,000 principal (drawn $10K on 8/26/25, $10K on 11/7/25, $5K on 12/24/2

<https://login-us.mimecast.com/u/login/?gta=apps&link=cybergraph-
report/eyJhbGciOiJSUzI1NiIsImtpZCI6ImNiNzY1LCJlbmMiOiJBMjU2R0NNIn0.P5XIbm2iu5lUjI5xLj3MAK6d-
Fn05dZA4NxhIgwoZQPGXgjGdgXl2RQzBJnpWRDCcOlaQwR6qP5kVVXbrp5nQKS-B2CZM76fE5kIhPLLqEaBhMyF-
LgYJiLiZZtkpAfZJCFIZXqmxn5qGsnvgr2VWQfTLMeIOKuU6Hp-
8xxHWETkxnkiG85qmTW_oD6mo8X26reokG8LNH0Hcpoty1HnD3213BXamqtJoPC4ZIp6YyMcy5bCSQdIWp4Zoo3bb58Kx739GTANmXPl_UggcwmZxN8Ar9txqmm5sfCng0XFm
cb0C4vC5q7PQ0Pgmx178S8Bpjkbneycpi7H5ypwVCrhcfmln1DhWxZ3d8mq-Iku-WZ1PCdJ5zgZruIRSAm5VlzyONFiaCpiZGc-
NfUbo79o9FTAbb1WxVjeS5Uo7ytBPI6BKlBbQjdYhDFclegbJkM5l5gYE6q3B3_tOres38aXEmykSehqpyYImR8ZYQ0ghZMVIp8EYtwQvVi5kJTHppqdPrcz3UNEOSlkjWg-
oHevep6MXxUOUIYk9avHDmm8FMKJKrd5t5CFG9Vq4dOUC16V1VuY7P1ku-
UO1AeqUKdtl_V0_seobqpmKMDGCaoERkbF5mpGb3sxNklJ235sngqM1fY1AuRmqYTLTPZRLfh9mL33ljBQvesEqYe8wDqezNqkaZN4l0VojqRNUs8FZTaBmBPbcbkzr9UHAQm

CGBANNERINDICATOR

Hi Fredo and Mariam,

Two quick follow-ups to my note from earlier, then I think you have everything to turn the final set.

[36] 2026-07-27 23:09 — JUSTIN

Hi Fredo and Mariam,

We've reviewed the full package, including the resignation letter, and everything is in order. This is our green light, please take it to signature. Send over the execution versions and Karibu and I will sign right away so we can close inside the window.

Thanks,
Justin

[37] 2026-07-28 01:11 — "Zahran, Maria [redacted]

Hi Justin,

Please see attached updated drafts of both the charter and separation agreement, with redlines against the versions last reviewed. Please let us know if you have any further comments or questions.

Best,

Marian Zahran
Associate
[cid:image001.png@01DD1DF3.0518C230]

[38] 2026-07-28 03:05 — "Zahran, Mariam [redacted]

Absolutely, please see all five of the documents attached, listed below:

1. Adviser Offer Letter
2. Founders Agreement
3. Board and Stockholder Consent
4. Charter
5. Separation Agreement

Marian Zahran
Associate
[cid:image001.png@01DD1E03.0046FB90]

[39] 2026-07-28 04:49 — "Zahran, Mariam [redacted]

Hi Justin, my apologies, please see attached for Mr. Nyaggah's resignation letter.

Marian Zahran
Associate
[cid:image001.png@01DD1E11.CFEDAC80]

[40] 2026-07-28 04:52 — "Silva, Alfredo B [redacted]

FYI, Marian had sent this to you on the 15th, a few weeks ago. Just hadn't changed since then, and I think Marian was being a little too literal when she sent you the full package by providing you exactly what you asked for rather than what you needed. Will talk to her about that, sorry!

[41] 2026-07-28 06:23 — "Silva, Alfredo B." [redacted]

Hi Justin, Marian just sent out doc [redacted] with the docs all dated 7/27. Stand by, please!

From: Justin Steele <justin@kindora.co>
Sent: Monday, July 27, 2026 11:09 PM
To: Silva, Alfredo B. <ASilva@mofo.com>
Cc: Zahran, Marian <MZahran@mofo.com>
Subject: RE: Karibu founder transition – need your help papering it before Aug 5

External Email

Hi Fredo and Marian,We've reviewed the full package, including the resignation letter, and everything is in order. This is our green light, please take it to signature. Send over the execution versions and Karibu and I will sign right away so we can close inside the window.Thanks, Justin a78587d

<https://login-us.mimecast.com/u/login/?gta=apps&link=cybergraph-report/eyJhbGciOiJSUzI1NiIsInR5cCI6IkpXVCJ9.eyJhdWQiOiJ8MjU2R0NNIn0.CgMMc5JZTplVeb fvkIzApTj5UBAGxVbqcQJU2R2qqTnqnh39MqHijX5QsxKkK5zPiX9dE-A43_BMm4g0AeX-zpiePNt2AC7KcjC13EM3p2I_FM-qxq03_qCxY20syBoJ4FoPV3heeGalduXAIEfTZ1hbh-LPeF2Elv4q1Gza-JaxGkbzbwAoFQ0H6XRHzCW-H_lVWPp596AGlpRYAVrTsaWMiydq_mkLtvVpDpSSOKys5jnzX55RDeFT69kjCjK_xa8D7OXENsVGeKf1tXYKJJapmeOWDuewaZb_D9Ew4fndrrnFj1BirNCqlgMEdNggog5Di-kxkIlvwg.VJEjgX5juEbJV7y2.px5u1g0L5oTm8105-MPmg-RVIyXNJ_W83TR9CPbvF2jhuQvdrz5eRejEM6BXhRg9wxasIT9LB0CfZJ45WaLmCkKlWJ88df98j2qiPdL85buczRciMgB3vfi6BtqqboYyQDLkY87XzMP2pDaGMA89e5xQESYoKKM4n_mmu0dcDosyxl6NyQvA7OF1XU7tI2Udd-uG3kbUBNKHjojgfOEkltecpG5qcGe1oXGUT_8_CofV1lMtXVw-DZYDvdxU922z7gWNkr6yybEuw0dWWhX8NJOrW8-5tjS6ohzIDLWEGdGfT3IboRyVkGf5FrmiXDx9IYhECQ3-_60rR38zlfyEd4R3m-SpDNHHqu4t4ILkLvz9cbjG-DD5PYF26U1UpMb8T0rqf8bjW6hnHx6LWg9-Qa5-Gstd4Tgnp46IjqkGMjKzo2t4eUKYe57Fgv3n6gYQQKxPaAIZ0thuHshKiTeln6djdAYmRuAXdMfSY.3j9w9Gl7RaI0WqhJihJ-YQ>

CGBANNERINDICATOR

Hi Fredo and Mariam,

We've reviewed the full package, including the resignation letter, and everything is in order. This is our green light, please take it to signature. Send over the execution versions and Karibu and I will sign right away so we can close inside the window.

Thanks,
Justin

[42] 2026-07-28 07:57 — JUSTIN

Karibu is asking for this final change. Thoughts?

Section 10 carve-out — one conforming edit. I accept the carve-out per your
email; not relitigating item 3 on tax indemnification. But as drafted it
also excludes the scenario you said was the company's: inconsistent
reporting by Kindora (" The company stands behind its own conduct, so if an
issue ever came from us reporting inconsistently with that paragraph,
that's ours."). Add at the end of the proviso: "except to the extent such
liability results from the Company's breach of Section 11." That just makes
the language match what you described.

Justin Steele

Co-Founder & CEO

justin@kindora.co

www.kindora.co

LinkedIn Profile <https://www.linkedin.com/in/justinrichardsteele/>

[43] 2026-07-28 10:45 — JUSTIN

I couldn't agree more. Incred [redacted] it mostly comes down
to a personality thing on Kar [redacted]

On Tue, Jul 28, 2026 at 8:59 AM Silva, Alfredo B. <ASilva@mofo.com> wrote:

> We can add that and re-send. This really has gone on back and forth well
> beyond what one would expect for a friendly separation that raises no
> particularly thorny legal issues on the equity vesting and repurchase;
> hopefully this is indeed his last comment.
>
>
>
> *From:* Justin Steele <justin@kindora.co>
> *Sent:* Tuesday, July 28, 2026 7:58 AM
> *To:* Silva, Alfredo B. <ASilva@mofo.com>
> *Cc:* Zahran, Mariam <MZahran@mofo.com>
> *Subject:* Re: Karibu founder transition — need your help papering it
> before Aug 5
>
>
>
> *External Email *
>
>
> -------------------------------
>
> Karibu is asking for this final change. Thoughts?

>
>
>
>
>
> Section 10 carve-out – one conforming edit. I accept the carve-out per
> your email; not relitigating item 3 on tax indemnification. But as drafted
> it also excludes the scenario you said was the company's: inconsistent
> reporting by Kindora (" The company stands behind its own conduct, so if an
> issue ever came from us reporting inconsistently with that paragraph,
> that's ours."). Add at the end of the proviso: "except to the extent such
> liability results from the Company's breach of Section 11." That just makes
> the language match what you described.
>
>
>
>
> [image: Image removed by sender.]
>
> [image: Image removed by sender.]
>
>
>
> *Justin Steele*
>
> Co-Founder & CEO
>
>
>
> justin@kindora.co
>
> www.kindora.co
>
>
>
> LinkedIn Profile <https://www.linkedin.com/in/justinrichardsteele/>
>
>
>
> On Mon, Jul 27, 2026, 11:23 PM Silva, Alfredo B. <ASilva@mofo.com> wrote:
>
> Hi Justin, Mariam just sent out docusigns, but will re-send shortly with
> the docs all dated 7/27. Stand by, please!
>
>
>
> *From:* Justin Steele <justin@kindora.co>
> *Sent:* Monday, July 27, 2026 11:09 PM
> *To:* Silva, Alfredo B. <ASilva@mofo.com>
> *Cc:* Zahran, Mariam <MZahran@mofo.com>
> *Subject:* RE: Karibu founder transition – need your help papering it
> before Aug 5
>
>
>
> *External Email *
>
>
> ------------------------------
>
> Hi Fredo and Mariam,
>
> We've reviewed the full package, including the resignation letter, and
> everything is in order. This is our green light, please take it to
> signature. Send over the execution versions and Karibu and I will sign
> right away so we can close inside the window.
>
> Thanks,
> Justin
>
>
>

```
>
>
>
> This message may be confidential and privileged. Use or disclosure by
> anyone other than an intended addressee is prohibited. If you received this
> message in error, please delete it and advise the sender by reply email.
> Learn about Morrison Foerster's Privacy Policy
> &lt;https://www.mofo.com/about/privacy-policy.html&gt;.
>


--



Justin Steele

Co-Founder & CEO


justin@kindora.co

www.kindora.co

LinkedIn Profile &lt;https://www.linkedin.com/in/justinrichardsteele/&gt;
```

[44] 2026-07-28 15:59 — "Silva, Alf [redacted]

```
We can add that and re-send. This really has gone on back and forth well beyond what one would expect for a friendly separation
that raises no particularly thorny legal issues on the equity vesting and repurchase; hopefully this is indeed his last comment..
```

[45] 2026-07-28 17:08 — JUSTIN

```
I signed, but maybe not the right version? Karibu says he's waiting for
another version.





Justin Steele

Co-Founder & CEO


justin@kindora.co

www.kindora.co

LinkedIn Profile &lt;https://www.linkedin.com/in/justinrichardsteele/&gt;
```

[46] 2026-07-29 00:18 — "Silva, Alfre [redacted]

```
Hi Justin, you did sign the right version, and we already sent Karibu the updated versions to sign, so he shouldn't be waiting on
anything. But Mariam can refresh the docusign so it sits at the top of his inbox.
```

[47] 2026-07-29 22:52 — "Zahran, Mari [redacted]

```
Hi Justin,

Please see attached for the fully executed and compiled copies of the separation documents. Please let us know if you have any
questions.

Mariam Zahran
Associate
[cid:image001.png@01DD1F72.46F0C560]
```

---

34. Kindora: through onboarding, into marketing

Ope [redacted] D
Exte [redacted]

[1] [[redacted]

Hey Justin,

I've worked all the way through the Wefunder setup and locked our terms and dates. Wanted to get you up to speed.

Where I landed:

- Terms: $10M cap for the anchor and Reg CF early-bird (first $150K), $12M for regular Reg CF. 3% revenue share, 1.5x payback cap, activating at $1M ARR. $100 minimum.
- Goals: $50K minimum, $1.235M Reg CF max, with a $2M hard cap using Reg D for anything above the Reg CF ceiling.
- Launch: targeting a public launch of August 10 at 9am PT, launch clock on so we can seed privately first.
- Off-platform tracking on for Gerald Chertavian's anchor if that's where we land.
- SPV signer: we chose decide later, planning to have Gerald sign on behalf of the SPV if he's formally in.

Next up on our side is refreshing the deck, one-pager, and page copy to match, plus getting CPA-reviewed financials moving and papering the co-founder role change I mentioned with our counsel.

A few questions:

- Can you confirm the $1.235M Reg CF ceiling keeps us in reviewed-financials territory, with the overflow to $2M through Reg D? Want to make sure that structure is clean before we file.
- Is the $1M ARR activation on the revenue share a supported change to the template, or does it need custom contract language?
- Anything you'd sequence differently given the CPA review and the co-founder papering both need to land before Form C?

Looking forward to the next meeting.

Justin

[2] [R] 2026-07-14 00:17 — JUSTIN

ps - did a bunch of updates to the marketing site. feedback welcome based on what you've seen work.

On Mon, Jul 13, 2026 at 10:04 PM Justin Steele <justin@kindora.co> wrote:

> Hey Justin,
>
> I've worked all the way through the Wefunder setup and locked our terms
> and dates. Wanted to get you up to speed.
>
> Where I landed:
>
>
>   - Terms: $10M cap for the anchor and Reg CF early-bird (first $150K),
> $12M for regular Reg CF. 3% revenue share, 1.5x payback cap, activating at
> $1M ARR. $100 minimum.
>   - Goals: $50K minimum, $1.235M Reg CF max, with a $2M hard cap using
>   Reg D for anything above the Reg CF ceiling.
>   - Launch: targeting a public launch of August 10 at 9am PT, launch
>   clock on so we can seed privately first.
>   - Off-platform tracking on for Gerald Chertavian's anchor if that's
>   where we land.
>   - SPV signer: we chose decide later, planning to have Gerald sign on
>   behalf of the SPV if he's formally in.
>
> Next up on our side is refreshing the deck, one-pager, and page copy to
> match, plus getting CPA-reviewed financials moving and papering the
> co-founder role change I mentioned with our counsel.

>
> A few questions:
>
>   - Can you confirm the $1.235M Reg CF ceiling keeps us in
>   reviewed-financials territory, with the overflow to $2M through Reg D? Want
>   to make sure that structure is clean before we file.
>   - Is the $1M ARR activation on the revenue share a supported change to
>   the template, or does it need custom contract language?
>   - Anything you'd sequence differently given the CPA review and the
>   co-founder papering both need to land before Form C?
>
> Looking forward to the next meeting.
>
> Justin
>
>

—

Justin Steele

Co-Founder & CEO

justin@kindora.co

www.kindora.co

LinkedIn Profile <https://www.linkedin.com/in/justinrichardsteele/>

[3] 2026-07-15 09:40 — Justin [redacted]

Good shit. Stoked on this. All makes sense. Love the terms.

Can you confirm the $1.235M Reg CF ceiling keeps us in reviewed-financials territory, with the overflow to $2M through Reg D? Want to make sure that structure is clean before we file.
-- Confirmed. I would start the review process now for a 8/18 target launch. Have you spoken with Rashellee yet?

Is the $1M ARR activation on the revenue share a supported change to the template, or does it need custom contract language?
-- +Frances MacKethan <frances@wefunder.com> -- would love your two cents on this. I would hope that can be articulated in the deal page and not require a custom contract?

Anything you'd sequence differently given the CPA review and the co-founder papering both need to land before Form C?
-- No. These three in parallel

1) Reviewed financials --> Form C
2) Seed the campaign (we can get that started now)

Deal page feedback:
-- amazing, great work
-- lets work through perks together
-- i would do a video (and hire Billy -- billy@chopshop.co)
-- I would add a section about you as the first section of the long form pitch
-- add a handful of photos or graphics

We have a call to touch base next week. Love the momentum. Hope that the film festival was dope.

I also wanna chat with you more about the nature stuff. I live for that stuff.

[4] 2026-07-15 16:18 — JUSTIN

Not yet on Rashellee. Shoot over her email and Karibu will get the review moving this week. 8/18 it is.

Frances, glad to have you on this. If the template can't carry the $1M

ARR term, lay out the options and I'll loop our counsel.

Running your three tracks in parallel. The page is published and seeding has started: Camelback is up as our featured investor with a quote from Shawna Young, the memo now opens with a founder section, and photos and graphics are in. On the video, Billy's on the list, and there's also an Oakland firm that does great work I want to consider. Perks we'll work through together Tuesday.

Justin

[5] 2026-07-15 20:21 — JUSTIN

Thanks Frances, good to meet you too.

Yes, that's the template we intend to use.

And that answers what we needed to know. The $1M ARR activation is core to how we designed the terms, and it's what our deal page and materials already say, so we'll draft the custom language. We're getting the template to our counsel at Morrison & Foerster now to handle the Payment Start Date change.

Two questions so we keep the 8/18 launch on track:

1. Once our lawyer drafts the change, what does review look like on your side, and does a custom contract affect the Form C timeline?

2. Have other issuers customized the Payment Start Date? If there's an example or a preferred format, that would save everyone time.

Appreciate the quick, clear answer.

Justin

[6] 2026-07-16 02:01 — Frances MacKetha [redacted]

Good to meet you Justin!

To clarify, it sounds like you intend to use our SAFE + Revenue Share template agreement (https://docs.google.com/document/d/1l6hfKMGAMa5Y0l4tw5U_GWFo5myddzMBiHY6rU7kuVE/edit?usp=sharing) , is that correct?

If so, setting a $1M ARR threshold for the rev share portion would be a custom change you should draft up with your lawyer. Our agreement defines the Payment Start Date as 180 days after the Effective Date rather than based on any revenue metrics.

Frances MacKethan
Launch Ops Manager (she/her)
Wefunder
Disclaimer: I'm not a lawyer and nothing I say should be taken as legal advice.
*Upcoming OOO: June 17-20

[7] 2026-07-16 08:33 — Justin Re [redacted]

Intro to Rashellee made. As soon as you have a clear deadline for that, let me know and we'll kick start the other pieces of the Form C.

We're able to turn around a compliance approval on the custom contract within a few days typically.

Nothing comes to mind for examples that can be referenced. Frances?

The edits to the deal page look great. Love the photo of you at the start.

[8] 2026-07-16 10:20 — Jonn [redacted]

Justin, I am stoked for this! Really like the direction.

I'm obviously pretty heartbroken this morning after England's exit last night :(Bad currently on a train through Switzerland with my family, so can't complain too much :)

Jonny

Jonny Price
President
Wefunder (http://wefunder.com)
415-297-4763

Twitter Icon Small Circle (https://x.com/JonnyCPrice) LinkedIn Icon Small Circle (https://www.linkedin.com/in/jonnyprice/)

Wefunder overview deck for founders (https://docsend.com/v/gm4gr/wefunderoverviewdeck)
Why I work for Wefunder (https://www.linkedin.com/pulse/why-i-work-wefunder-jonny-price/?trackingId=5c4DXOZKRF6QuYdvPNg6IQ%3D%3D)

The proudest I have ever been as a dad (https://www.facebook.com/jonny.price.161/videos/10103670068016440/?notif_id=1589670514483635&notif_t=feedback_reaction_generic)

[9] 2026-07-16 19:11 — Frances [redacted]

Justin,

I don't have any examples top of mind, but I will scour through my records to see if I can find anything.

Frances MacKethan
Launch Ops Manager (she/her)
Wefunder
Disclaimer: I'm not a lawyer and nothing I say should be taken as legal advice.
*Upcoming OOO: June 17-20

---

35. Quick question on describing our case in a securities filing

Opened: 202 [redacted] **LEGEND IN THREAD**
External par [redacted]

[1] [R] 2026- [redacted]

Hi David and William,

Hope you're both well. Quick question that touches the case.

I'm raising a small community round for my company, Kindora, through Wefunder. It requires an SEC filing (a Form C), and one disclosure question asks whether the company or any of its officers has been involved in a lawsuit. Since I'm an officer and we're in active litigation with Google, I need to disclose it.

Two things I want to get right:

- The wording has to be accurate but neutral, so nothing in the securities filing can be used against us in the case.
- Kindora is not a party and the matter is unrelated to the business, and I want the language to make that clear.

Here's a rough draft to react to, entirely for you to rewrite:

"An officer of the company (Justin Steele, Chief Executive Officer) is the plaintiff in a pending employment matter against a former employer. The matter is unrelated to the company's business, and the company is not a party. The officer may need to devote time to the litigation during the offering period."

Does that work, or would you shape it differently? My corporate counsel at Morrison & Foerster (Alfredo Silva) is handling the filing and can coordinate with you directly on final language if that's easier.

I'd love your read in the next week or so if you can.

Thank you both,

Justin

[2] 2026-07-14 06:54 — David L [redacted]

Hi Justin,

This language is accurate and seems fine to me from the employment law perspective. I will defer to MoFo on the corporate / securities law perspective.

Best,
David

[redacted]

Hey Shawna, so good seeing you in New Orleans. What a dope summit.

Wanted to share some news and ask a small favor.

We're planning to launch a community round on Wefunder this summer. $1M target, SAFE + Revenue Share, intentionally not institutional VC. The whole idea is to let the community we serve own a piece of the infrastructure they use. Camelback's early belief made this possible, and your check will be featured front and center on the page as our first investor.

The favor: Wefunder lets us include a short endorsement quote from an investor. I drafted something in the spirit of how you talk about Fellows, and I'd love for you to edit it however feels right, or rewrite it entirely:

"Justin is exactly what we mean when we say the people closest to the challenges are closest to the solutions. He spent a decade directing philanthropic capital at Google.org, founded a nonprofit himself, and then built the tool the sector was waiting for. We believed and invested early because Kindora is what building differently looks like."

If you're comfortable with a version of this on our Wefunder page with your name, just say the word.

One more thing, no pressure at all: before we open the round widely, I wanted to give Camelback the first look. If there's any appetite to deepen your investment alongside this round, on the same terms as the community, I'd love to explore it. Totally understand if that's outside the model, and the quote alone is a huge help.

Pitch deck attached if you're curious.

Justin

--
Justin Steele
Co-Founder & CEO, Kindora
justin@kindora.co | www.kindora.co

[2] 2026-07-14 13:16 — Shawna You [redacted]

Hi Justin,

This is soooo exciting. I am following with 2 separate emails. This one is looping in Elaine for the question about follow-on funding.

Best,

Shawna

[3] 2026-07-14 13:20 — Shawn [redacted]

Hi Justin,

Thank you so much for sharing this great news! The quote looks good to me. Also looping in Tania and Errika from our External Affairs team, if they have feedback. I also looped Elaine in on a separate thread so that she can

follow-up on continued investment option.

Best,
Shawna

[4] [R] 2026-07-21 16:36 — JUSTIN

Hey Shawna, congrats on the new class of fellows. Exciting! Can't believe I'm already an alum. Where did the time go? I still feel like a baby entrepreneur.

Thanks so much for approving the quote. The community round is up at wefunder.com/kindora, and your quote is right there on the deal page. Soft launch for now. Official public launch in September. Camelback believing early is the whole story of how this got built, and now it's front and center where it belongs.

Justin

---

37. People in [redacted]

[redacted]HREAD
External [redacted]

[1] 2026-0 [redacted]

Hello Justin,

Jama asked me to reach out with preparation for your upcoming People in Common conversation on Thursday, July 23 from 12:30 - 1:30 p.m.

Here are a few things to make the recording go smoothly:

Recording details

We will handle all production in the studio.

Please arrive ~15 minutes before our recording time so we have a chance to get settled.

Studio location:

1318 Redwood Way #220

Petaluma, CA 94954

Please park in any of the spaces between the volleyball court and the building itself. The studio is on the second floor through the glass doors with the blue and orange "Sequence" logo. I'm happy to meet you outside if you give me an ETA and your cell phone number.

Wear anything that makes you comfortable. Solid colors are preferable (except bright white). Stripes or patterns can be distracting on video.

Before recording, please send:

Bio: A brief bio, ideally 75-100 words. We'll use this for your episode page on the website.

Headshot: (close-cropped, color). We'll use this for episode artwork and promotion.

Action opportunities: 3-5 concrete ways listeners can support your work, each with a link. These go on your episode page and in the episode notes. For example, where to sign up, follow, donate, or get involved. For more inspiration, please see the overview document (attached) or the example episode page
<https://www.jamaadams.com/people-in-common-episodes/joy-is-the-strategy-with-brad-newsham>
.

Your cell number: For day-of logistics.

```
Promotion: We'll send you clips and links to share. The cross-promotion
will make a real difference. We'll make it as easy as possible for you.

Here's an example of what the episode page will look like:

https://www.jamaadams.com/people-in-common-episodes/joy-is-the-strategy-with-brad-newsham

Here's an example of a LinkedIn post:

https://www.linkedin.com/posts/activity-7465403573741350912-1Mpu

People in Common links:

Website with the full library: jamaadams.com/people-in-common-episodes

Spotify: open.spotify.com/show/5GekIj8yqQtBHGFVpyClxP

Apple Podcasts: podcasts.apple.com/us/podcast/people-in-common/id1646685383

YouTube: youtube.com/@PeopleinCommon

Any questions at all, just reply here.

--
People In Common
Producer
213 732-8882
```

[2] [R] 2026-07-20 11:19 — JUSTIN

```
Hi Matthew,

Confirmed for July 23. I'll aim to arrive around 12:15.

*Bio:*

Justin Steele is Co-Founder and CEO of Kindora, a Public Benefit
Corporation democratizing professional fundraising tools for every
nonprofit. At Google.org, he directed $700 million in philanthropic grants
over a decade and serves as a trustee of The San Francisco Foundation. When
he and his wife Sally launched their own nonprofit, Outdoorithm Collective,
they couldn't afford the fundraising tools that would help it succeed, so
he coded something better with AI. A Harvard MBA/MPA who started his career
at Bain and Bridgespan, he combines big-company experience with startup
grit. Justin, Sally, and their four daughters live in Oakland.

*Action opportunities:*

1. Try Kindora — https://www.kindora.co/en/demos
2. Invest in Kindora — https://wefunder.com/kindora
3. Get involved with Outdoorithm Collective —
https://www.outdoorithmcollective.org
4. Camp on public land with Outdoorithm — https://www.outdoorithm.com

Cell: 415-844-8345

Headshot attached.

Justin
```

[3] 2026-07-20 11:47 — Jama A [redacted]

```
Fabulous, Justin — can't wait to see you then!

On Mon, Jul 20, 2026 at 11:19 AM Justin Steele <justin@truesteele.com>
wrote:

> Hi Matthew,
>
> Confirmed for July 23. I'll aim to arrive around 12:15.
>
> *Bio:*
>
> Justin Steele is Co-Founder and CEO of Kindora, a Public Benefit
```

> Corporation democratizing professional fundraising tools for every
> nonprofit. At Google.org, he directed $700 million in philanthropic grants
> over a decade and serves as a trustee of The San Francisco Foundation. When
> he and his wife Sally launched their own nonprofit, Outdoorithm Collective,
> they couldn't afford the fundraising tools that would help it succeed, so
> he coded something better with AI. A Harvard MBA/MPA who started his career
> at Bain and Bridgespan, he combines big-company experience with startup
> grit. Justin, Sally, and their four daughters live in Oakland.
>
> *Action opportunities:*
>
> 1. Try Kindora – https://www.kindora.co/en/demos
> 2. Invest in Kindora – https://wefunder.com/kindora
> 3. Get involved with Outdoorithm Collective –
> https://www.outdoorithmcollective.org
> 4. Camp on public land with Outdoorithm – https://www.outdoorithm.com
>
> Cell: 415-844-8345
>
> Headshot attached.
>
> Justin
>

[4] 2026-07-23 15:17 — Jama Ad[redacted]

Justin, thank you so much. I knew this would be a great conversation but it
was even better than I imagined. I felt that kinship you mentioned - partly
over building something the right (sometimes harder) way that doesn't fit
into existing boxes. Thanks for exploring that with me.

A couple things occurred to me immediately after we talked:

- Have you ever written about any of these great themes we touched on:
  - - 'bet on yourself'
  - - belonging? Especially the building a tech solution but realizing
    the belonging wasn't being addressed?
  - - conviction
  - - Live in the seam
- Will you also please share your SF Standard piece?

Here are a few of the People in Common links (general):

- Website: jamaadams.com/people-in-common-episodes
- Spotify: open.spotify.com/show/5GekIjByq0tBHGFVpyClxP
- Apple Podcasts:
  podcasts.apple.com/us/podcast/people-in-common/id1646685363
- YouTube: youtube.com/@PeopleinCommon
- Substack (coming soon)

We're slated to publish our episode on Tuesday, August 18, 2026. Next, I'll
get you some clips and links to spread the word.

In the meantime, please let me know if anything occurs to you, or if you
have suggestions on promotion, etc.

Thank you again for a great conversation,
Jama

[5] 2026-07-23 21:22 — JUSTIN

Hi Jama,

The feeling was mutual. I left our conversation energized to keep fighting
the good fight. It makes all the difference to find your tribe and be in
the struggle together.

I went back through my writing against the themes we hit. A few are strong
matches, but a few of those themes are ones that I'm working out in real
time and will probably write more about going forward.

Bet on yourself. The most literal one. Last September I was fifteen

clicks deep in Vanguard, pulling money out of our retirement to keep
Kindora alive, a decade after giving away $700M at Google.org. I Gave Away
$700 Million. Then I Tried to Raise $350,000.
<https://www.linkedin.com/pulse/i-gave-away-700-million-tried-raise-350000-justin-steele-dirjc>

Belonging, and the tech that misses it. This is the exact thing we talked
about. We'd built the Outdoorithm platform, and then a board member told me
on a call that she still felt alone on it, that it wasn't built for people
to actually find each other. I rebuilt it that weekend. You can't describe
a painting and expect someone else to paint your vision.
<https://www.linkedin.com/posts/justinrichardsteele_you-cant-describe-a-painting-and-expect-activity-7396940347865460736-Owho>

Conviction. I wrote this after Pope Leo's first encyclical, but it's
really about the cost of standing on what you believe, and what came
through the other side after my role was eliminated. My reflection on the
encyclical, vulnerability, and building AI.
<https://www.linkedin.com/posts/justinrichardsteele_pope-leos-magnifica-humanitas-ai-must-activity-7464771632939565056-1_58>

Live in the seam. My whole case for "bridgers" is here: people who carry
lived proximity and can also move through the academies and boardrooms, and
won't let either room erase the other. I Have Two Harvard Degrees. They're
the Wrong Qualification for What's Coming.
<https://www.linkedin.com/pulse/i-have-two-harvard-degrees-theyre-wrong-qualification-justin-steele-8crsc>

And the SF Standard piece. The Standard ran San Francisco is booming. Why
is Oakland still slumping?
<https://sfstandard.com/2026/06/22/san-francisco-booming-oakland-still-slumping/>,
and I wrote my own response about what a city is actually for: here it is
<https://www.linkedin.com/posts/justinrichardsteele_townbizness-activity-7476287888299024384-AN29>
.

Thank you for the People in Common links. I'll start spreading the word
once you send the clips. August 18 works great, and if anything else occurs
to me on promotion I'll send it your way.

Justin

[6] 2026-08-17 17:06 — Jama [redacted]

Wow, Justin, thank you!

My apologies for the radio silence as I took some time off (exploring
Acadia National Park for the first time) and launched the crew back to
school.

A question on the episode launch: Which is better for you and your timeline
: *Tuesday, August 25 or Tuesday, September 1?*

In the meantime, below are some links for your review. Wow again on all
this good writing. You are awesome! Thank you for the GREAT pieces - I'll
definitely include links. I had actually read some of these - including the
SF Standard response you posted on LinkedIn, but somehow hadn't put it all
together. So thanks.

Episode Links

   - *Full Episode* [not published yet]:
   https://drive.google.com/file/d/1RhFr4-e5lp32y53YKY0pf5afN5q85VZn/view

   - *Clips*: here are three options and we're in progress on a few others:

https://drive.google.com/file/d/1b6rtRUTuXJWabJIL6bKC-0cTQVhnzX6r/view
https://drive.google.com/file/d/1eI3MkODWrH6zJxnA95mdoD0xzh3Py_8c/view
https://drive.google.com/file/d/1kKoNs32DzcU5cxozb2po8k4kL9qFjMda/view

   - *Transcript*:
   https://docs.google.com/document/d/10w3pDnyABOECT7rFuDrLolK0lQtbXHfnjo4MWVwK7p4/edit

   - *People in Common webpage draft*:
   https://docs.google.com/document/d/107xYcU9JUY8559ragx4yYaT8DpEuvs83/edit
      - [Here's a sample of a final product:
      https://www.jamaadams.com/people-in-common-episodes/if-you-ran-the-world-with-soman-chainani
      ]

I'll also send draft posts for LinkedIn, Substack, if helpful.

*General People in Common links: *

- Website: jamaadams.com/people-in-common-episodes
- Spotify: open.spotify.com/show/5GokIjByqQtBHGFUpyClxP
- Apple Podcasts: podcasts.apple.com/us/podcast/people-in-common/id1646685383
- YouTube: youtube.com/@PeopleinCommon
- Substack: [in progress]

Please let me know if you have suggestions on promotion - we're just getting started on this part.

I cannot wait for people to hear this. In fact, I couldn't help myself, already shared one clip with some dear friends / close fans of the podcast. It's so good!

Jama

[7] 2026-06-19 19:56 — JUSTIN

Wow, wow. I started watching the video, and I normally have little interest in watching myself speak, but this was really a magical conversation together. Such authentic energy and thoughtful questions. I'm excited to share it with the world. Thank you.

I think I'd lean Sep 1st if that works for you all. Our SEC paperwork for the Wefunder raise should hopefully be filed by that point, and folks who want to check that out could make actual investments rather than just reservations. The official public launch will be Sep 10th, but I'm cool with folks getting access to the soft launch through the show.

Happy to amplify this on LinkedIn (I have about 10K followers and its the only social platform where I'm active). I may also write an article that could go out to my ~3K readers based on one of themes. I also just started a Substack but haven't announced it, so maybe there's an opportunity amplify there as well?

Excited for this!

---

38. Project Deck

Opened: [redacted]
External [redacted]

[1] 2026 [redacted]

Justin,

For your review. Looking forward to talking Thursday.

Rodney English
Chief Digital Officer
English Hudson Consulting
english-hudson.com

[2] 2026-07-16 17:33 — JUSTIN

```
<div dir="ltr">
<p style="margin:0 0 12px 0">Hey y'all,</p>
<p style="margin:0 0 12px 0">Great connecting this morning. I left energized about what you're building.</p>
<p style="margin:0 0 12px 0">Following up on the beta cohort question. I pulled a few orgs whose 990 profiles feel like a fit: budgets between $500K and $4M, lean teams, already spending a little on ads and fundraising but almost certainly without anyone owning digital. Big enough to get real value from the suite, too small to have their own marketing person. Everything below is public IRS data (full filings are on ProPublica).</p>
<table style="border-collapse:collapse;margin:0 0 6px 0">
<tr><th style="padding:6px 10px;border-bottom:2px solid #999;font-size:13px;text-align:left">Organization</th><th style="padding:6px 10px;border-bottom:2px solid #999;font-size:13px;text-align:left">EIN</th><th style="padding:6px 10px;border-bottom:2px solid #999;font-size:13px;text-align:left">Location</th><th style="padding:6px 10px;border-bottom:2px solid #999;font-
```

```
size:13px;text-align:right">Budget</th><th style="padding:6px 10px;border-bottom:2px solid #999;font-size:13px;text-
align:right">Staff</th><th style="padding:6px 10px;border-bottom:2px solid #999;font-size:13px;text-align:right">Ad spend</th><th
style="padding:6px 10px;border-bottom:2px solid #999;font-size:13px;text-align:right">Fundraising exp</th></tr>
<tr><td style="padding:6px 10px;border-bottom:1px solid #e3e3e3;font-size:13px"><a href="https://publicworksartcenter.org">Public
Works Art Center</a></td><td style="padding:6px 10px;border-bottom:1px solid #e3e3e3;font-size:13px">83-2051277</td><td
style="padding:6px 10px;border-bottom:1px solid #e3e3e3;font-size:13px">Summerville, SC</td><td style="padding:6px 10px;border-
bottom:1px solid #e3e3e3;font-size:13px;text-align:right">$521K</td><td style="padding:6px 10px;border-bottom:1px solid
#e3e3e3;font-size:13px;text-align:right">9</td><td style="padding:6px 10px;border-bottom:1px solid #e3e3e3;font-size:13px;text-
align:right">$2.7K</td><td style="padding:6px 10px;border-bottom:1px solid #e3e3e3;font-size:13px;text-align:right">$40K</td></tr>
<tr><td style="padding:6px 10px;border-bottom:1px solid #e3e3e3;font-size:13px"><a href="https://www.designxri.com">DESIGNxRI</a>
</td><td style="padding:6px 10px;border-bottom:1px solid #e3e3e3;font-size:13px">47-1269955</td><td style="padding:6px
10px;border-bottom:1px solid #e3e3e3;font-size:13px">Providence, RI</td><td style="padding:6px 10px;border-bottom:1px solid
#e3e3e3;font-size:13px;text-align:right">$834K</td><td style="padding:6px 10px;border-bottom:1px solid #e3e3e3;font-
size:13px;text-align:right">9</td><td style="padding:6px 10px;border-bottom:1px solid #e3e3e3;font-size:13px;text-
align:right">$15K</td><td style="padding:6px 10px;border-bottom:1px solid #e3e3e3;font-size:13px;text-align:right">$1.5K</td></tr>
<tr><td style="padding:6px 10px;border-bottom:1px solid #e3e3e3;font-size:13px"><a href="https://pvoakland.org">Parent Voices
Oakland</a></td><td style="padding:6px 10px;border-bottom:1px solid #e3e3e3;font-size:13px">45-3171972</td><td style="padding:6px
10px;border-bottom:1px solid #e3e3e3;font-size:13px">Oakland, CA</td><td style="padding:6px 10px;border-bottom:1px solid
#e3e3e3;font-size:13px;text-align:right">$951K</td><td style="padding:6px 10px;border-bottom:1px solid #e3e3e3;font-
size:13px;text-align:right">13</td><td style="padding:6px 10px;border-bottom:1px solid #e3e3e3;font-size:13px;text-align:right">$
```

[3] 2026-07-21 16:25 — Marlissa Hudso [redacted]

We felt the exact same way, Justin. Would love to learn more about the investment opportunity when you have time to send materials our way.

Greatly appreciate that you pulled info on these orgs. We'll be back in touch (with suggested copy) once we get back from MV mid-August.

More soon and thanks again!

[4] [RL] 2026-07-21 20:07 — JUSTIN

No rush at all on the beta cohort copy, mid-August works, just ping me when you're back.

On the investment: the community round soft launch is live at wefunder.com/kindora. $1M target, structured as a SAFE plus revenue share rather than straight equity, on purpose not the standard VC path. The idea is to let the people building alongside us, customers like you two who've lived this problem, actually own a piece of it. One-pager attached. Full deck on the Wefunder site. Folks in early get the $10M cap. Happy to talk more.

Justin

Kindora is 'testing the waters' under Regulation Crowdfunding to gauge interest in a community round. No money or other consideration is being solicited, and if sent, it won't be accepted. No investment can be made until we file a Form C with the SEC, and any investment would happen only through Wefunder's platform at that point. This isn't a binding offer or commitment on either side.

---

39. Fwd: Your Outdoorithm Collective Application is Under Review

Opened: 2026-07- [redacted] **NO LEGEND IN THREAD**
External participa [redacted]

[1] 2026-07-15 09: [redacted]

---------- Forwarded message ---------
From: <hello@outdoorithmcollective.org>
Date: Wed, Jul 15, 2026 at 9:44 AM
Subject: Your Outdoorithm Collective Application is Under Review
To: <justin@wefunder.com>

We got your application! Here is what happens next.

```
Outdoorithm Collective
Application Received!

Hi Justin,

Thank you for your interest in Outdoorithm Collective! We help families
come alive together in nature, and we are glad you want to be part of it.
Your application is under review now.
What Happens Next?

Our team will review your application and you will hear from us soon.

✅ Your application has been submitted

📋 We are reviewing it now

📧 You will get an email with next steps when approved

We are excited about the possibility of seeing your family around the
campfire. We will be in touch soon.
While You Wait

Get a feel for what we are building:

🏕 Follow us on Instagram @outdoorithm
<https://www.instagram.com/outdoorithm>

📖 Read stories from families who came alive on our trips
<https://www.outdoorithmcollective.org/blog>

🌲 Learn about our mission: helping families come alive in nature
<https://www.outdoorithmcollective.org/about>

No action needed right now. Just keep an eye on your inbox for our approval
email!

Talk soon! 🏕

The Outdoorithm Collective Team

Questions? Email us at hello@outdoorithmcollective.org


—

*Justin Renfro*
*619-629-5017*
*Community Round Playbook
<https://docs.google.com/document/d/1pyMyoxiddwxW5V92E8uYHdUNCPg05xEx40My_zdP3Q0/edit?tab=t.0>*
```

[2] 2026-07-15 15:35 — JUSTIN

```
This request is from the lead who I'm working with at Wefunder. He's great.
Can you read through and approve if you feel comfortable letting him in?

---------- Forwarded message ---------
```

[3] [R] 2026-07-15 15:35 — JUSTIN

```
Yes! Will nudge Sally to get you in there.

On Wed, Jul 15, 2026 at 9:46 AM Justin Renfro <justin@wefunder.com> wrote:

>
>
> ---------- Forwarded message ---------
> From: <hello@outdoorithmcollective.org>
> Date: Wed, Jul 15, 2026 at 9:44 AM
> Subject: Your Outdoorithm Collective Application is Under Review
```

> To: <justin@wefunder.com>
>
>
> We got your application! Here is what happens next.
>
>
> Outdoorithm Collective
> Application Received!
>
> Hi Justin,
>
> Thank you for your interest in Outdoorithm Collective! We help families
> come alive together in nature, and we are glad you want to be part of it.
> Your application is under review now.
> What Happens Next?
>
> Our team will review your application and you will hear from us soon.
>
> ✅ Your application has been submitted
>
> ⬜ We are reviewing it now
>
> ✨ You will get an email with next steps when approved
>
> We are excited about the possibility of seeing your family around the
> campfire. We will be in touch soon.
> While You Wait
>
> Get a feel for what we are building:
>
> 📸 Follow us on Instagram @outdoorithm
> <https://www.instagram.com/outdoorithm>
>
> 📖 Read stories from families who came alive on our trips
> <https://www.outdoorithmcollective.org/blog>
>
> 🌲 Learn about our mission: helping families come alive in nature
> <https://www.outdoorithmcollective.org/about>
>
> No action needed right now. Just keep an eye on your inbox for our
> approval email!
>
> Talk soon! 🏕️
>
> The Outdoorithm Collective Team
>
> Questions? Email us at hello@outdoorithmcollective.org
>
>
> —
>
> *Justin Renfro*
> *619-629-5017*
> *Community Round Playbook
> <https://docs.google.com/document/d/1pyMyoxiddwxW5V92EBuYHdUNCPg0SxEx40My_zdP3Q8/edit?tab=t.0>*
>
>

—

Justin Steele

Co-Founder & CEO

justin@kindora.co

www.kindora.co

LinkedIn Profile <https://www.linkedin.com/in/justinrichardsteele/>

40. Quick update: launch timing + the SAFE

Opened: 2026-07 [redacted] tbound) · **ADVISOR** · **NO LEGEND IN THREAD**
External particip [redacted]

[1] 2026-07-19 20:5 —

Hey Justin,

Couple of updates from our side before Wednesday.

I've decided to push our public launch to around *September 10* rather than August 18. The honest driver is the reviewed financials. We just got connected with Rashellee, and a first-time review runs about a month, so late August is the realistic delivery and I'd rather file the Form C cleanly than force it. September still closes us well before our nonprofit audience's year-end crunch, so the back end holds.

[2] 2026-07-21 09:27 — Justin Re [redacted]

Appreciate the update here.

Here
<https://docs.google.com/document/d/1l6hfKMGAHa5Y8l4twSU_GWFo5myddzW8iHY6rU7kuVE/edit?tab=t.0>
is our template for the Revenue Share + SAFE contract. My guess is there's only minor adjustments needed.

I think there's likely a bigger implication around the contract that expands way beyond Wefunder. If this is the right structure for your community and mission, then it could naturally box out VCs and institutional capital. The intention around bringing in investors who have aligned expectations around the goals and vision for the company is going to make things more complicated for you.

I think this is why I struggled to get pickup on the "equity is not the best option" campaign a few years back. Investors sway a lot of influence and frequently have agency because founders are quick to say yes to a check.

[3] [R] 2026-07-21 10:55 — JUSTIN

I've got my lawyer on board (mostly :) Talked to him Friday. Sent him some material over the weekend. We're trying to do something different here, which I know will make everything harder. But if anyone could bend the market, even just a little bit here, I think I can do it. If not, we'll learn something valuable trying! So I'm sticking with SAFE + rev share for now.

Lots of emails to investors going out yesterday and today. My first wave of close in folks. Lots of influencers in the space. So eyeballs are going to the Wefunder page starting this morning.

Talk soon.

[4] 2026-07-21 13:07 — Justin R [redacted]

Fuck yeah. Let's go. I love it.

I did my first camping trip with Jack last night. XL tent with the king mattress, portable crib, and dog bed. Worked like a charm. Now pursuing car camping as the new summer hobby, as backpacking is largely out with a baby (??? please feel free to challenge that assumption ???).

---

41. Introduction: Kindora's Justin Steele & PDC's Liz Kane & John Mohr

Op[redacted]

Hi Justin,

It was great to meet you at Good Tech Fest, hear about your work with Kindora, and to get a chance to share a little about the Philanthropy Data Commons. We didn't get a lot of time to chat and I definitely didn't do the PDC justice, but I did want the rest of the PDC team to meet you, hear about your work, and - possibly - find some opportunities to work together.

Liz and John: Justin is the Founder of Kindora. They are scraping publicly available grants / application data and using AI to create personalized experiences for organizations to help inform and navigate the grant making environment.

Justin: Liz Kane and John Mohr are with the MacArthur Foundation and are the Co-Directors of the Philanthropy Data Commons. I don't know if you met John at GTF, but hopefully the 3 of you and Julie Hoffman, PDC's Partnerships Lead, can have a conversation about opportunities to support one another.

Best,

David

[image: DARO Logo]
David Goodman
Vice President, Learning & Impact at DARO <https://wearedaro.com>
----
(512) 773-6041 | david.goodman@wearedaro.com
Canadian Office
3001 rue Lenoir, Suite B-442, Montréal, QC (H4C 2Z6)

DARO is located on unceded Kanien'kehá:ka territory. DARO est situé sur le territoire traditionnel non cédé Kanien'kehá:ka.
US Office
24285 Katy Freeway, Suite 300, Katy, Texas 77494
Book a meeting with David <%7BEmailAddress%7D>

[2] 2026-07-21 16:11 — Julie Hof[redacted]

Thank you for the introduction, David! Justin - great to e-connect with you. We look forward to speaking and learning more about Kinder. I'll connect with the team and follow up with the best next steps.

Best,
Julie

[Logo Description automatically generated]
Julie Hoffmann (she/her)<https://pronouns.org/what-and-why>
Founder and CEO, JH Philanthropy
W: www.JHPhilanthropy.com<http://www.jhphilanthropy.com/>
E: Julie@JHPhilanthropy.com<mailto:Julie@JHPhilanthropy.com>
M: 602-705-3335

[3] [R] 2026-07-24 01:01 — JUSTIN

David, thank you for this. Good Tech Fest was a great place to land it, and you did the PDC more justice than you're giving yourself credit for.

John, good to be back in touch. We'd started a thread after Good Tech, so I'm glad David pulled everyone together here. Liz, Julie, good to meet you.

I really appreciate what you all are pushing toward with the PDC and want to be helpful in any way I can. Truly.

One thing that might be relevant here: we're in the final round for a Gates Grand Challenges grant on AI and charitable giving. The premise is that no introduction happens between a donor and an organization without a real, verified connection, and both sides opt in. We've committed to publishing the methodology openly and licensing the algorithm under MIT, including whatever turns out not to work.

Would love to find where our work overlaps. Julie, you mentioned pulling together next steps, so I'll follow your lead.

Justin

P.S. Slightly different note, but you all sit right in the middle of the networks I'm trying to reach, so I'll put this out as well. We just opened a community round on Wefunder (https://wefunder.com/kindora), a SAFE plus a capped 3% revenue share so the nonprofits we serve can own a piece of the infrastructure they rely on. We're open to accredited and community investors, and to PRIs from foundations. If any people or approaches come to mind for engaging funders and investors in a raise like this, I'd genuinely value your thoughts or a pointer.

[4] 2026-08-07 17:42 — Julie Hoffm [redacted]

Hi Justin,

I'd like to loop in Jonathan Mergy and John Mohr for this meeting.

@Deborah Mickles<mailto:dmickles@macfound.org> – would you mind helping John and Jonathan get scheduled with Justin?

I'm moving the rest of the team to BCC for scheduling!

Best,
Julie

[Logo Description automatically generated]
Julie Hoffmann (she/her)<https://pronouns.org/what-and-why>
Founder and CEO, JH Philanthropy
W: www.JHPhilanthropy.com<http://www.jhphilanthropy.com/>
E: Julie@JHPhilanthropy.com<mailto:Julie@JHPhilanthropy.com>
M: 602-705-3335

[5] 2026-08-07 18:27 — Debora [redacted] g

Hello,

I'll work with Justin to get this meeting scheduled. Thanks

Deborah

From: Julie Hoffmann <julie@jhphilanthropy.com>
Sent: Friday, August 7, 2026 12:43 PM
To: Justin Steele <justin@kindora.co>; John Mohr <jmohr@macfound.org>; Deborah Mickles <dmickles@macfound.org>; Jonathan Mergy <jmergy@philanthropydatacommons.org>
Subject: Re: Introduction: Kindora's Justin Steele & PDC's Liz Kane & John Mohr

Hi Justin,

I'd like to loop in Jonathan Mergy and John Mohr for this meeting.

@Deborah Mickles<mailto:dmickles@macfound.org> – would you mind helping John and Jonathan get scheduled with Justin?

I'm moving the rest of the team to BCC for scheduling!

Best,
Julie

[Logo Description automatically generated]
Julie Hoffmann (she/her)<https://protect.checkpoint.com/v2/r01/___https:/pronouns.org/what-and-why___.YzJ1OmlhY2FydGh1cmZvdW5kYXRpb246YzpvOjM1YWU5ZjI5MTM1MzQzZmNmODRlNGRiNzZhZTZ1MTE4Ojc6YWY2NTo4NDBlYWM4M2RjZWVjNWYyMjBmODU4NDFiNz
Founder and CEO, JH Philanthropy
W:
www.JHPhilanthropy.com<https://protect.checkpoint.com/v2/r01/___http:/www.jhphilanthropy.com/___.YzJ1OmlhY2FydGh1cmZvdW5kYXRpb246Yzpv
E: Julie@JHPhilanthropy.com<mailto:Julie@JHPhilanthropy.com>
M: 602-705-3335
From: Justin Steele <justin@kindora.co<mailto:justin@kindora.co>>
Date: Friday, July 24, 2026 at 3:01 AM
To: David Goodman <david.goodman@wearedaro.com<mailto:david.goodman@wearedaro.com>>; Elizabeth Kane <ekane@macfound.org<mailto:ekane@macfound.org>>; John Mohr <jmohr@macfound.org<mailto:jmohr@macfound.org>>; Julie Hoffmann <julie@jhphilanthropy.com<mailto:julie@jhphilanthropy.com>>
Cc: msiraj@philanthropydatacommons.org<mailto:msiraj@philanthropydatacommons.org> <msiraj@philanthropydatacommons.org<mailto:msiraj@philanthropydatacommons.org>>
Subject: Re: Introduction: Kindora's Justin Steele & PDC's Liz Kane & John Mohr

David, thank you for this. Good Tech Fest was a great place to land it, and you did the PDC more justice than you're giving yourself credit for.

John, good to be back in touch. We'd started a thread after Good Tech, so I'm glad David pulled everyone together here. Liz, Julie, good to meet you.

I really appreciate what you all are pushing toward with the PDC and want to be helpful in any way I can. Truly.

One thing that might be relevant here: we're in the final round for a Gates Grand Challenges grant on AI and charitable giving. The premise is that no introduction happens between a donor and an organization without a real, verified connection, and both sides opt in. We've committed to publishing the methodology openly and licensing the algorithm under MIT, including whatever turns out not to work.

Would love to find where our work overlaps. Julie, you mentioned pulling together next steps, so I'll follow your lead.

Justin

P.S. Slightly different note, but you all sit right in the middle of the networks I'm trying to reach, so I'll put this out as well. We just opened a community round on Wefunder (https://wefunder.com/kindora<https://url.avanan.click/v2/r01/___https:/wefunder.com/kindora___.YXAzOmpocGhpbGFudGhyb3B5OmE6bzowZTQ10
a SAFE plus a cap

---

42. Justin Renfro suggested we connect

Opened: 2026-07-20 22:51 · **Messages:** 3 (1 outbound) · **EXTERNAL** · **NO LEGEND IN THREAD**
External participan[redacted]

[1] [R] 2026-07-20 22:51 — JUSTIN

Hi Dan,

Justin Renfro suggested we connect when he and I started working on Kindora's community round, and checking our your background I see why.

Quick context on me: I spent nearly a decade leading Google.org's Americas philanthropy, then used my engineering degree to build Kindora <https://www.kindora.co>, an AI fundraising platform for nonprofits. We're a public benefit corporation with 1,700+ nonprofit organizations on the platform and 300+ joining in the last month, a live partnership with Anthropic that puts our grant search inside Claude, and spots in the AWS, Deloitte, and Blackbaud accelerators. Paying customers are growing month over month, and I'm working enterprise deals with Tides, Northern California Grantmakers, and NewSchools Venture Fund, where funders buy access for their whole portfolio. A decade at Google.org means the big foundations are my home turf. I'm sitting down with Omidyar and MacArthur this week about PRIs.

The raise: a community round on Wefunder, publicly launching in September, with a Reg D lane for anchors and PRIs alongside the crowd. The page is live at wefunder.com/kindora. I'm deliberately choosing community capital over traditional VC. The nonprofits we serve become owners, and capital returns through a revenue share rather than depending on an exit.

I'd love to compare notes and hear more about the consulting you offer. I'm in Oakland and happy to meet in person or just jump on a Zoom. Here are my calendar linkes if that works to grab time:

calendly.com/justin-kindora/justin-meet

https://calendly.com/justin-kindora/lunch-coffee-with-justin

Justin

[2] 2026-07-21 08:30 — Daniel [redacted]

Sweet! Speak tomorrow. Super down to meet in person for future discussions/meetings

On Mon, Jul 20, 2026 at 10:51 PM Justin Steele <justin@kindora.co> wrote:

> Hi Dan,
>

```
> Justin Renfro suggested we connect when he and I started working on
> Kindora's community round, and checking our your background I see why.
>
> Quick context on me: I spent nearly a decade leading Google.org's Americas
> philanthropy, then used my engineering degree to build Kindora
> <https://www.kindora.co>, an AI fundraising platform for nonprofits.
> We're a public benefit corporation with 1,700+ nonprofit organizations on
> the platform and 300+ joining in the last month, a live partnership with
> Anthropic that puts our grant search inside Claude, and spots in the AWS,
> Deloitte, and Blackbaud accelerators. Paying customers are growing month
> over month, and I'm working enterprise deals with Tides, Northern
> California Grantmakers, and NewSchools Venture Fund, where funders buy
> access for their whole portfolio. A decade at Google.org means the big
> foundations are my home turf. I'm sitting down with Omidyar and MacArthur
> this week about PRIs.
>
> The raise: a community round on Wefunder, publicly launching in September,
> with a Reg D lane for anchors and PRIs alongside the crowd. The page is
> live at wefunder.com/kindora. I'm deliberately choosing community capital
> over traditional VC. The nonprofits we serve become owners, and capital
> returns through a revenue share rather than depending on an exit.
>
> I'd love to compare notes and hear more about the consulting you offer.
> I'm in Oakland and happy to meet in person or just jump on a Zoom. Here are
> my calendar linkes if that works to grab time:
>
> calendly.com/justin-kindora/justin-meet
>
> https://calendly.com/justin-kindora/lunch-coffee-with-justin
>
>
> Justin
>


--
---
Dan Kurzrock
Co-founder, CEO
Cell: (650) 888-1179

*ABC7's Inside Look*
<https://abc7news.com/regrained-upcycling-spent-grain-beer/11832778/>

*Ralph and Roxy's Upcycling Adventure
<https://www.youtube.com/watch?v=HyBlBqt3uvc>*


*Forbes 30 Under 30
<http://forbes.com/30-under-30/2018/food-drink/#685c8d261cec>*

*TEDx* <https://www.youtube.com/watch?v=6oAF82MsYqU>
```

[3] 2026-07-22 10:32 — Daniel [redacted]

```
Hi Justin,

Is now still a good time? Looking for your cell - I'm fine with a phone
call

On Tue, Jul 21, 2026 at 8:39 AM Daniel Kurzrock <dan@upcycledfoods.com>
wrote:

> Sweet! Speak tomorrow. Super down to meet in person for future
> discussions/meetings
>
> On Mon, Jul 20, 2026 at 10:51 PM Justin Steele <justin@kindora.co> wrote:
>
>> Hi Dan,
>>
>> Justin Renfro suggested we connect when he and I started working on
>> Kindora's community round, and checking our your background I see why.
>>
>> Quick context on me: I spent nearly a decade leading Google.org's
>> Americas philanthropy, then used my engineering degree to build Kindora
>> <https://www.kindora.co>, an AI fundraising platform for nonprofits.
```

```
>> We're a public benefit corporation with 1,700+ nonprofit organizations on
>> the platform and 300+ joining in the last month, a live partnership with
>> Anthropic that puts our grant search inside Claude, and spots in the AWS,
>> Deloitte, and Blackbaud accelerators. Paying customers are growing month
>> over month, and I'm working enterprise deals with Tides, Northern
>> California Grantmakers, and NewSchools Venture Fund, where funders buy
>> access for their whole portfolio. A decade at Google.org means the big
>> foundations are my home turf. I'm sitting down with Omidyar and MacArthur
>> this week about PRIs.
>>
>> The raise: a community round on Wefunder, publicly launching in
>> September, with a Reg D lane for anchors and PRIs alongside the crowd. The
>> page is live at wefunder.com/kindora. I'm deliberately choosing
>> community capital over traditional VC. The nonprofits we serve become
>> owners, and capital returns through a revenue share rather than depending
>> on an exit.
>>
>> I'd love to compare notes and hear more about the consulting you offer.
>> I'm in Oakland and happy to meet in person or just jump on a Zoom. Here are
>> my calendar linkes if that works to grab time:
>>
>> calendly.com/justin-kindora/justin-meet
>>
>> https://calendly.com/justin-kindora/lunch-coffee-with-justin
>>
>>
>> Justin
>>
>
>
> --
> ---
> Dan Kurzrock
> Co-founder, CEO
> Cell: (650) 888-1179
>
> *ABC7's Inside Look*
> <https://abc7news.com/regrained-upcycling-spent-grain-beer/11832778/>
>
> *Ralph and Roxy's Upcycling Adventure
> <https://www.youtube.com/watch?v=Hy6l8qt3uvc>*
>
>
> *Forbes 30 Under 30
> <http://forbes.com/30-under-30/2018/food-drink/#685c8d261cec>*
>
> *TEDx* <https://www.youtube.com/watch?v=6oAFB2MsYqU>
>


--
---
Dan Kurzrock
Co-founder, CEO
Cell: (650) 888-1179

*ABC7's Inside Look*
<https://abc7news.com/regrained-upcycling-spent-grain-beer/11832778/>

*Ralph and Roxy's Upcycling Adventure
<https://www.youtube.com/watch?v=Hy6l8qt3uvc>*


*Forbes 30 Under 30
<http://forbes.com/30-under-30/2018/food-drink/#685c8d261cec>*

*TEDx* <https://www.youtube.com/watch?v=6oAFB2MsYqU>
```

---

43. Two t [redacted]

Opened: 2 [redacted] und) · **EXTERNAL** · **NO LEGEND IN THREAD**
External p [redacted]

[1] [R] 202 [redacted]

```
Hi Sarah,

Really enjoyed getting to know you last month. Two things shipped since
then that made me think of CCS specifically, so I wanted to follow up with
something concrete.

First, our consultant platform grew up. A consultant can now run every
client from one account, with separate client workspaces and a portfolio
view across them. If you're open to it, I'd be happy to put two or three of
your West Coast consultants on Kindora for a quarter, on live engagements.
Feasibility studies and campaign prospect research are where it shines. At
the end, a readout with you and Ted on where it actually fit CCS's work and
where it didn't. We set up the seats (on us for the quarter) and your folks
just use it. If it earns a place in how CCS works after that, we'll talk
about what a real arrangement looks like.

Second, we launched a referral program with a wrinkle your teams might care
about: a consultant hands a client a code, and if the client opts in, the
consultant keeps a simple "active this month" view after the engagement
wraps. Post-campaign visibility came straight from consultant feedback on
the platform.

And since Rehana mentioned the investment interest: our community round is
now live at wefunder.com/kindora. Sharing the link since you all asked.

We're open to other shapes of working together too. If the pilot lands,
tell me who to set up.

Justin
```

---

44. FW: The Brief: Putting AI to work for Indigenous communities

Opened: 2026-07[redacted]

[redacted]

```
[redacted]Friday that has experimented with different instruments
(e.g., revenue-sharing SAFE notes).

Raven Indigenous Outcomes Fund is in the Cal Endow portfolio… so we know foundations have exposure to these types of "innovations"
but often are hesitant to fully embrace them
```

[2] [R] 2026-07-21 20:26 — JUSTIN

```
Hey Zoe,

So good talking. And that Raven Indigenous Outcomes Fund piece is a great
find. Nice to see a foundation portfolio already living with an
"innovation" like that, even if Cal Endow is still circling it carefully.

Yes, would love to connect with JP. I looked him up. Managing Director at
Apax running their impact strategy is one thing, but I didn't clock that
he's the one who assembled Bonterra, the roll-up behind CyberGrants,
EveryAction, Social Solutions, Network for Good, OneCause, and Deed, until
I saw his posts. He's bought most of the nonprofit software category from
the investor seat. I'm sure he'd have a valuable perspective to share.

Here's a blurb if it's easier to just forward along:

Justin spent a decade running Google.org's Americas philanthropy, then
built Kindora, an AI platform helping nonprofits find and win funding. He
just soft launched a community round on Wefunder, structured as a SAFE plus
revenue share instead of straight equity, on purpose. Given how much of the
nonprofit software category you've evaluated and bought through Bonterra,
Justin would genuinely value your read on where the structure holds up and
where it doesn't. Not an Apax-scale conversation, just a quick one.

Round's live here if useful context before or during a call:
wefunder.com/kindora.

cc'd my kindora email as well
```

Justin

[3] 2026-07-22 22:16 — "Bul[redacted]

[redacted]'ll reach out to him and connect you both

From: Justin Steele <justinrsteele@gmail.com>
Sent: Tuesday, July 21, 2026 8:27 PM
To: Bulger, Zoe <Zoe.Bulger@bridgespan.org>
Cc: Justin Steele <justin@kindora.co>
Subject: Re: The Brief: Putting AI to work for Indigenous communities

Hey Zoe,

So good talking. And that Raven Indigenous Outcomes Fund piece is a great find. Nice to see a foundation portfolio already living with an "innovation" like that, even if Cal Endow is still circling it carefully.

Yes, would love to connect with JP. I looked him up. Managing Director at Apax running their impact strategy is one thing, but I didn't clock that he's the one who assembled Bonterra, the roll-up behind CyberGrants, EveryAction, Social Solutions, Network for Good, OneCause, and Deed, until I saw his posts. He's bought most of the nonprofit software category from the investor seat. I'm sure he'd have a valuable perspective to share.

Here's a blurb if it's easier to just forward along:

Justin spent a decade running Google.org<https://urldefense.com/v3/__http:/Google.org__;!!AbgBjg!8RM67LsBVV31v3g9P0enij6EPO2D2e6lh7GKiJVZoLienNfGl-JJ9u5FOIxgn094QPqF_f64HshYvsOxOodiUNBrvWpk$>'s Americas philanthropy, then built Kindora, an AI platform helping nonprofits find and win funding. He just soft launched a community round on Wefunder, structured as a SAFE plus revenue share instead of straight equity, on purpose. Given how much of the nonprofit software category you've evaluated and bought through Bonterra, Justin would genuinely value your read on where the structure holds up and where it doesn't. Not an Apax-scale conversation, just a quick one.

Round's live here if useful context before or during a call:
wefunder.com/kindora<https://urldefense.com/v3/__https:/wefunder.com/kindora__;!!AbgBjg!8RM67LsBVV31v3g9P0enij6EPO2D2e6lh7GKiJVZoLien
JJ9u5FOIxgn094QPqF_f64HshYvsOxOodiUMXH9lET$>.

cc'd my kindora email as well

Justin

---

45. Kindora update + would love your read

Opened: 20[redacted]und) · **EXTERNAL** · **LEGEND PRESENT**
External pa[redacted]

[1] [RL] 202[redacted]

Hey Brigitte, hope the new adventure has been a good one so far! Your head must be spinning, hopefully in a good way :)

A lot has moved since our last catch-up. Kindora crossed 1,700 nonprofits, paying orgs keep compounding, and I made a deliberate capital choice: a community round on Wefunder instead of institutional VC. SAFE plus a revenue share, so the nonprofits we serve can own a piece and investors have a path back through operations rather than an exit. The page is live at wefunder.com/kindora in soft launch, public in September, with a lane for foundations and accredited investors alongside the crowd.

Before we go public, I'm collecting honest reactions from the people whose judgment I trust most. I'd love yours on two things: the instrument itself, and whether what we're building sits anywhere near your new lens, now or down the road. If it's worth a conversation, wonderful. If not, your read

alone is worth a lot to me.

Appreciate you!

Justin

A note for good order: this is not an offer to sell securities and we are not accepting funds now. Any indication of interest is non-binding, and an investment could only be made through Wefunder after we file our offering statement with the SEC.

---

46. Updated Kindora materials — the round evolved

Opened: 2025-[redacted]bound) · **EXTERNAL** · **LEGEND PRESENT**
External partici[redacted]

[1] [RL] 2026-07-21 00:07 — JUSTIN

Hi Jessica,

Thank you for sharing our story with your folks these past weeks. It means a lot.

Wanted to shoot you a quick update: the round has evolved since the version you have. We're now raising ~$1M on a SAFE plus revenue share at a $18M cap, the page is live at wefunder.com/kindora in soft launch, and we go public in September with a PRI lane for foundations alongside the community. The current one-pager is attached so anything you pass along matches reality. The live page is always the freshest version.

If any of the folks you've shared it with want a walkthrough, I'm happy to jump on with them directly. Taj and I are already getting together. And no pressure on any of this. You've already done more than I could ask.

Hoping your summer has been a great one so far!

Justin

A note for good order: this is not an offer to sell securities and we are not accepting funds now. Any indication of interest is non-binding, and an investment could only be made through Wefunder after we file our offering statement with the SEC.

[2] [R] 2026-07-22 09:21 — JUSTIN

Yes! I'll do a big public push in September when we officially launch. For now, I want to get a group of investors in early on the preferred terms so we can launch with momentum.

We're trying to do something unique: we have a traditional SAFE + a revenue share that won't dilute the SAFE's equity if we raise a round or have an exit. We also have a lane for the community Reg CF raise and another Reg D lane for accredited investors on the same terms, which operates outside the crowd raise. And I'm really hoping some folks with consider investing PRIs from their DAFs.

Thank you Jessica. I'm hoping we can blaze a new path here. Generate incredibly strong financial results while locking in and protecting the mission.

Justin

[3] 2026-07-22 11:30 — J[redacted]

Love this! With it being a soft launch, you'd like me to send it more via email / messages / word of mouth rather than a post out more publicly, is that right?

```
All the best,
Jess
```

---

47. Quick news, no ask

Opened: 2026-07-21 00:47 · **Messa es:** 3 2 outbound) · **EXTERNAL** · **LEGEND PRESENT**
External parti [redacted]

[1] [RL] 2026-0 [redacted] —

```
Hi Matt,

No ask in this note, just news I wanted you to have. The grantee-portfolio
model we sketched in the concept memo is now live: our first foundation
enterprise contract is signed and running, with 30 grantee seats. And the
community round soft-launched at wefunder.com/kindora, with the public
phase opening in September.

Rooting for everything you're building at GitLab Foundation this year!

Justin


A note for good order: this is not an offer to sell securities and we are
not accepting funds now. Any indication of interest is non-binding, and an
investment could only be made through Wefunder after we file our offering
statement with the SEC.
```
[redacted]

[2] 2026-08-07 14:53 — Matt [redacted]

```
Thanks Justin! I do have a little bit of an update for you that may be
interesting.

After our first three years and more than 200 grants, we have decided to
move to a thesis-driven fund model. This means future grantmaking will
organize around focused investment areas rather than our past approach of
individually solicited grant opportunities.

The general idea is to try to get more funders pooling capital around very
specific sets of problems. We've already announced our first fund focused
on skilled trades, but lots more to be announced here shortly.

That might feel like it's slowing us down in volume of dollars on the
street for a beat here, but you'll see us pick back up starting now through
the rest of the year.

Just wanted to let you know, and as always, I'm open to partnering in some
way to coordinate creative use of Kindora and what you're building!

-Matt
```

[3] 2026-08-07 15:24 — JUSTIN

```
Hey Matt,

Thanks for the update, and for the open door on a creative use of Kindora.
Love the thesis driven fund model. Here's one way that I think Kindora
could fit the new model.

Since we last talked, Kindora went fully portfolio-level for funders who
want to support their grantee networks. A funder pays once, each org in the
cohort redeems its own access, and the funder sees aggregate adoption and
usage with every org's consent. Our first foundation contract is live with
30 grantee seats, and Omidyar has verbally committed to a portfolio package
(not signed yet).

The idea: treat grantee fundraising capacity as a testable input in the
skilled trades fund. Randomly give part of the cohort access first and the
rest later, then compare grant dollars raised over a fixed window. That
isolates what the capacity actually adds. Dollars reaching skilled trades
workers stays the outcome that matters; this measures one input feeding it.
```

```
Happy to keep brainstorming if that piques your interest.

Justin
```

---

48. Kindora angel round — you asked me to let you know

Opened: 2026-07-2[redacted] **XTERNAL** · **LEGEND PRESENT**
External participan[redacted]

[1] [RL] 2026-07-21[redacted]

```
Hi Samantha,

Back in May you told me to let you know if we ever opened a round to
angels. We getting ready to do just that.

I held out self-funding as long as I could, and now I'm pushing to land
somewhere beyond traditional VC: a community round on Wefunder. SAFE plus a
revenue share, so investors have a path to getting paid back through
operations instead of waiting on an exit. We're in soft launch now with a
public launch in September, and accredited folks who come in early get the
same $10M cap as our anchors through a Reg D lane. The page is live at
wefunder.com/kindora with the financials and deck laid out.

Before we go public, I'm collecting honest reactions from people I trust,
and I'd genuinely value yours. If it resonates enough that you'd want in
early, reservations are non-binding.

Also, any word from your org on the prospecting pilot? Happy to roll out
the red carpet if they're ready.

Justin


A note for good order: this is not an offer to sell securities and we are
not accepting funds now. Any indication of interest is non-binding, and an
investment could only be made through Wefunder after we file our offering
statement with the SEC.
```

[2] 2026-07-22 16:33 — Samantha Fernandez Keys[redacted]

```
Hi Justin,

Hope you are having a great summer - thanks so much for letting me know! I
will definitely take a look sometime soon.

Summer is my busiest time of year - all 3 kids at home 24/7 including a
toddler and another that's severely autistic - so it might take me longer
than usual to get back to you. Thanks for understanding!

No word from the other org - I have a meeting with them next week so I'll
try to bring it up then.

Cheers,
Samantha
```

[3] 2026-08-03 23:51 — JUSTIN

```
Hey Samantha, no rush here at all. We have four girls, and the weeks with
no structured summer camps with all of them at home are bananas :) I roped
off all of August to touch base with folks like you before the raise goes
live in early September, so whenever you come up for air, just let me know.
```

---

49. Picking up the Sundance conversation

Opened: 2026-07[redacted] outbound) · **EXTERNAL** · **LEGEND PRESENT**
External particip[redacted]

[1] [RL] 2026-07-21 08:00 — JUSTIN

Hi Mark,

Sundance was a treat. So many great conversations, especially about capital and funding. Glad to have been able to spend some time with you there.

Our Kindora round is now live in soft launch: wefunder.com/kindora, going public in September. Parts of it are unorthodox on purpose. A SAFE paired with a revenue share, so capital can come back through operations instead of waiting on an exit. A community round on Wefunder when I could have raised only privately, because I want the nonprofits we serve to own a piece. And a lane built for PRIs and DAF capital on concessionary terms. I'm threading a lot of needles, and I'm looking for a particular kind of investor: someone who balances impact and profit truly, not impact as a marketing statement.

Two things I'd value from you. Your unvarnished reaction to the structure, including where you think it breaks. And your read on where I'd find traction, in your networks or beyond. You mentioned Forward Global at Sundance; I know Renee Kaplan, and we partnered with them on a Gates Foundation grant application that just made the final round (keeping that one quiet for now).

Coffee again soon? I'm around most days this week and next. Also happy to take reactions over email if it's easier.

Justin

A note for good order: this is not an offer to sell securities and we are not accepting funds now. Any indication of interest is non-binding, and an investment could only be made through Wefunder after we file our offering statement with the SEC. [redacted]

[2] 2026-07-25 06:11 — Mark Z[redacted]

Justin,

Sorry for the delay. I'm in the midst of moving to NYC on Thursday (not permanently - we're becoming bicoastal and will be east through Thanksgiving) but not before throwing two engagement parties for my son this weekend. I'll take a look at this once I'm settled in New York and get back to you then. Meanwhile, keep up the exciting work you're doing.

Best regards,

Mark

Check out my new initiative on Accelerating AI Adoption in the Social Sector<https://www.markzitter.com/ai>!

[3] 2026-07-25 18:16 — JUSTIN

Mark, no apology needed at all. Congratulations on your son's engagement, and enjoy the parties.

Bicoastal through Thanksgiving sounds like a great adventure. Sally and I were in New York together in June dreaming about what a bicoastal life might look like for us, so it's fun to watch you actually do it. Truly no rush on any of it. Reach out whenever you're settled and we'll pick it back up.

Justin

[4] [RL] 2026-08-03 23:11 — JUSTIN

Hey Mark,

Thank you for this. It's exactly what I needed, and the more honest the better. I'm learning a lot from people like you as I shape this raise, and I'm keeping a running log of every piece of feedback and what it changed, so other mission founders can follow the trail. Your note earned a long entry.

It also drove real changes, published tonight:

The liquidity question. You caught the real gap. The honest answer: if we

stay independent, the revenue share is the return, and the SAFE isn't dead paper. From year three, any investor can convert into shares at their cap. That right was already in the counsel-drafted docs but invisible in our materials. It's now stated plainly on the page, we stopped calling the SAFE "the primary path," and we say outright that the revenue share doesn't start until $1M ARR and isn't a near-term mechanism.

The SPV. We have one. Wefunder pools all community investors into a single SPV that sits as one line on the cap table and handles the revenue-share distributions. That you had to ask was a materials failure, now fixed.

True Steele. Clarified on the page: one-time engagements, outside the $66K recurring figure, and the line is moving into Kindora PBC. The full related-party treatment lands in the Form C.

PRI/DAF. Agreed, and we're getting a written opinion from our counsel at MoFo before pitching foundation capital. One distinction we sharpened this week: PRI is private-foundation language only. From a DAF it's simply an investment, which orgs like ImpactAssets book directly, while Vanguard and Fidelity won't, exactly as you said.

Valuation. You're right that no ARR multiple supports it, and none will at this revenue. What the market does price is stage: Carta's median post-money SAFE cap for rounds raising $250K–$1M is $10M, mostly for pre-revenue companies. We're at the median cap for our raise size with a shipped product, 96 payers, an enterprise contract, and Claude distribution – and at roughly half the median for a priced AI seed round. One new proof point: Omidyar Network verbally committed last week to a $50K licensing contract putting Kindora in the hands of their network's grantees. Verbal, not signed, so weigh it accordingly. More of that is the plan.

Thank you again. This made the round better within the week. And I want to hear more about your AI adoption initiative, since we're clearly digging the same tunnel from opposite ends.

Justin

A note for good order: this is not an offer to sell securities and we are not accepting funds now. Any indication of interest is non-binding, and an investment could only be made through Wefunder after we file our offering statement with the SEC.

[5] 2026-08-04 03:24 — Mark Zitter [redacted]

Justin,

I took some time to look through this and wanted to give you a response.

First, congrats on what you're doing. Kindora is an important addition to the fund-raising field and I'm sure will benefit thousands of nonprofits. I have two using the service myself, though both are just starting. The principles behind what you're trying to do with ownership and capital are admirable and innovative.

As an investor, I see strong and weak elements of the opportunity. You've had good growth but on a tiny base. With one employee – the founder – the risk is high. The valuation raises eyebrows, as you know. Your explanation is intelligent but does require some faith, especially for such a young company with a single employee. There are no comps to support the valuation.

The SAFE and revenue share structure have pros and cons:

- Rev share doesn't start till $1M in ARR – 15x growth. Your "second path to a return" is only a theory – make sure people don't see it as a near-term mechanism.
- I would worry that the SAFE might never be monetized if you don't have a priced round. You say you might not have a Series A unless you really need to scale, so what triggers the SAFE? If you succeed in staying independent and don't raise again, how does an investor get liquidity?
- Crowdfunding is mission-aligned and could be a faster source of capital but it complicates any future institutional rounds if you want one. Have you considered an SPV? That would keep the cap table smaller and cleaner.
- The service rev of $42K from True Steele confused me a bit. I think your memo says that is not part of the $66K ARR figure. Many investors will want clarity on how much time you expect to spend on that and how both your responsibility and the revenue will integrate with Kindora.

The hardest part to make work cleanly is getting PRI/DAF capital on concessionary terms. Will a for-profit SAFE within a PBC qualify as program-related investment? You might want to check with Forward Global; they have a relationship with an attorney

who's deeply expert here. Or perhaps you've explored this sufficiently to feel confident that it can work. I think you'll want to have a clear (ideally written) legal opinion before you pitch foundation capital on this. And of course those in traditional DAFs (e.g. Vanguard) usually aren't allowed to invest in for-profit firms.

Your story is a good one and your values-based approach is inspirational. They will resonate with many philanthropically minded investors. That said, investors that truly balance impact and return aren't very common, may be slow to move, and might have investment-unfriendly DAFs.

Please accept these comments in the spirit in which they are intended. I am impressed by your effort and want to encourage you to keep moving forward. At the same time I want to point out some of the challenges and likely barriers you'll need to overcome.

Best of luck and keep me posted.

Best regards,

Mark

Check out my new initiative on Accelerating AI Adoption in the Social Sector<https://www.markzitter.com/ai>!

[6] 2026-08-04 14:52 — Mar [redacted]

All good, Justin. Clarity matters, especially when the structure is novel. Susan H. Mac Cormac (Suz) at MoFo is the attorney I referred to previously and if she's your counsel (or any of her colleagues) you've got all the legal expertise you need.

[7] [RL] 2026-08-04 21:42 — JUSTIN

Hey Mark, yes, Suz mentored me into this entire PBC idea, and our MoFo lawyer works closely with her. She's the best.

I had a great conversation with Impact Foundation <https://www.impactfoundation.org/> today, a peer of ImpactAssets that runs the same DAF-to-private-company model. I'm trying to ensure we have everything a sponsor's review actually requires. After these conversations I prepared a diligence package: deck, one-page impact statement, five-year pro forma, and our financials. Any DAF holder who wants in can hand their sponsor a complete file on day one.

And a direct ask. As your ImpactAssets account comes online, would you be our first investment through it? As I've learned, the first one carries IA's mission diligence for everyone who follows, so your check would open the lane you helped shape. Wefunder asked me today to name the five investors we'll feature when the campaign goes public September 10. I'd be honored for you to be one of them.

If the timing or fit is off, no pressure, truly. Your feedback already made this round better.

The train keeps moving either way: we're closing in on 1,900 organizations, Claude promoted Kindora on LinkedIn today <https://www.linkedin.com/posts/kindora-x-claude-ugcPost-7490503054498367489-qiwk/?utm_source=share&utm_medium=member_desktop&rcm=ACoAAAAmZkQB2oiK4JBNyhF3LYpDzK4FD3xnyHM>, and our OpenAI plugin went live yesterday (testing a bit before announcing widely).

And always happy to contribute to SpringboardAI in any way I can.

Justin

A note for good order: this is not an offer to sell securities and we are not accepting funds now. Any indication of interest is non-binding, and an investment could only be made through Wefunder after we file our offering statement with the SEC.

[8] 2026-08-09 14:45 — Mar [redacted]

<html class="apple-mail-supports-explicit-dark-mode"><head><meta http-equiv="content-type" content="text/html; charset=utf-8"></head><body dir="auto">Justin, sorry for the delay. Been crazy here with the move to New York. Need a few days to respond but will do so shortly.
Mark<br id="lineBreakAtBeginningOfSignature">
Sent from my iPhone
<blockquote type="cite">On Aug 5, 2026, at 12:43 AM, Justin Steele <justin@kindora.co> wrote:

</blockquote> <blockquote type="cite">
<p style="margin:0 0 12px 0">Hey Mark, yes, Suz mentored me into this entire PBC idea, and our MoFo lawyer works closely with her. She's the best.</p>

```
<p style="margin:0 0 12px 0">I had a great conversation with&nbsp;<a href="https://www.impactfoundation.org/">Impact Foundation</a>&nbsp;today, a peer of ImpactAssets that runs the same DAF-to-private-company model. I'm trying to ensure we have everything a sponsor's review actually requires. After these conversations I prepared a diligence package: deck, one-page impact statement, five-year pro forma, and our financials. Any DAF holder who wants in can hand their sponsor a complete file on day one.
</p>
<p style="margin:0 0 12px 0">And a direct ask. As your ImpactAssets account comes online, would you be our first investment through it? As I've learned, the first one carries IA's mission diligence for everyone who follows, so your check would open the lane you helped shape. Wefunder asked me today to name the five investors we'll feature when the campaign goes public September 10. I'd be honored for you to be one of them.</p>
<p style="margin:0 0 12px 0">If the timing or fit is off, no pressure, truly. Your feedback already made this round better.</p>
<p style="margin:0 0 12px 0">The train keeps moving either way: we're closing in on 1,900 organizations, <a href="https://www.linkedin.com/posts/kindora-x-claude-ugcPost-7490503954498367489-qiwk/?utm_source=share&amp;utm_medium=member_desktop&amp;rcm=ACoAAAAmZkQB2oiK4JBNyhF3LYpDzK4FDJxnyMM">Claude promoted Kindora on LinkedIn today</a>, and our OpenAI plugin went live yesterday (testing a bit before announcing widely).</p>
<p style="margin:0 0 12px 0">And always happy to contribute to&nbsp;SpringboardAI in any way I can.</p>
<p style="margin:0 0 16px 0">Justin</p><p style="margin:0 0 16px 0"><br></p>
<p style="margin:0;color:#888;font-size:12px;font-style:italic">A note for good order: this is not an offer to sell securities and we are not accepting funds now. Any indication of interest is non-binding, and an investment could only be made through Wefunder after we file our offering statement with the SEC.</p>
</div>
</div></blockquote></div></body></html>
```

[9] [RL] 2026-08-10 21:34 — JUSTIN

```
No rush Mark. Thank you.

Justin

On Sun, Aug 9, 2026 at 11:46 AM Mark Zitter <mark@markzitter.com> wrote:

> Justin, sorry for the delay. Been crazy here with the move to New York.
> Need a few days to respond but will do so shortly.
>
> Mark
>
> Sent from my iPhone
>
> On Aug 5, 2026, at 12:43 AM, Justin Steele <justin@kindora.co> wrote:
>
>
>
> Hey Mark, yes, Suz mentored me into this entire PBC idea, and our MoFo
> lawyer works closely with her. She's the best.
>
> I had a great conversation with Impact Foundation
> <https://www.impactfoundation.org/> today, a peer of ImpactAssets that
> runs the same DAF-to-private-company model. I'm trying to ensure we have
> everything a sponsor's review actually requires. After these conversations
> I prepared a diligence package: deck, one-page impact statement, five-year
> pro forma, and our financials. Any DAF holder who wants in can hand their
> sponsor a complete file on day one.
>
> And a direct ask. As your ImpactAssets account comes online, would you be
> our first investment through it? As I've learned, the first one carries
> IA's mission diligence for everyone who follows, so your check would open
> the lane you helped shape. Wefunder asked me today to name the five
> investors we'll feature when the campaign goes public September 10. I'd be
> honored for you to be one of them.
>
> If the timing or fit is off, no pressure, truly. Your feedback already
> made this round better.
>
> The train keeps moving either way: we're closing in on 1,900
> organizations, Claude promoted Kindora on LinkedIn today
> <https://www.linkedin.com/posts/kindora-x-claude-ugcPost-7490503954498367489-qiwk/?
utm_source=share&utm_medium=member_desktop&rcm=ACoAAAAmZkQB2oiK4JBNyhF3LYpDzK4FDJxnyMM>,
> and our OpenAI plugin went live yesterday (testing a bit before announcing
> widely).
>
> And always happy to contribute to SpringboardAI in any way I can.
>
> Justin
>
>
> A note for good order: this is not an offer to sell securities and we are
> not accepting funds now. Any indication of interest is non-binding, and an
```

```
> investment could only be made through Wefunder after we file our offering
> statement with the SEC.
>
>

—



Justin Steele

Co-Founder & CEO


justin@kindora.co

www.kindora.co

LinkedIn Profile <https://www.linkedin.com/in/justinrichardsteele/>
```

---

50. Time to raise

Opened: 2026-07-21 0 [redacted] ound) · **EXTERNAL** · **LEGEND PRESENT**
External participants: [redacted]

[1] [RL] 2026-07-21 08: [redacted]

```
Hey brother, hope you and the fam are having a great summer. Lots of
camping and startup hustling over here :)

Kindora continues to take off. 1,700+ nonprofits on the platform, first
foundation enterprise contract signed with Tipping Point. All those early
AI conversations we had are baked into this thing.

Now the part I want your brain on. I'm raising (for the first time ever on
the for profit side!), and I'm doing it weird on purpose: a community round
on Wefunder instead of VC, a SAFE paired with a revenue share so capital
returns through operations instead of an exit, and a lane for PRIs and DAF
money on concessionary terms. Soft launch now at wefunder.com/kindora,
public in September.

Not asking for a check. I think this falls somewhere between Kapor Capital
and the foundation, which likely means no man's land. I sent Freada a note
(pasted below) asking mostly for her gut reaction to the structure and any
investors she thinks would be interested in something like this.

You think about impact and return together every day, and I want to know
how this structure reads from that seat, where it breaks, and who in your
world thinks this way.

Thoughts? Happy to take your reaction in on a walk or a lunch if that's
easier.

Justin


—


Hi Freada,

Back in March I told you that when Kindora started raising, I'd want to
bend your ear. That time has come, and I want to start with the thing you'd
ask me about anyway.

I know you have capital in PosterChild. Leandrew is a friend, and while I
don't see us as direct competitors, it's close enough that I'd rather name
it than have you wonder. So this note isn't a pitch for a check. It's the
bend-your-ear I promised.

Something else you said in March stayed with me: so many gap-closing
investments never returning distributions. That's part of why we built this
round the way we did. It's a community round on Wefunder, a SAFE paired
with a revenue share, so capital comes back through operations rather than
```

```
waiting on an exit that may never happen. There's a PRI lane for
foundations on concessionary terms, and the mission is locked into the
charter. Soft launch now at wefunder.com/kindora, public in September.
Parts of it are unorthodox on purpose.

Two things I'd value from you. Your unvarnished read on the structure. And
your thoughts on where I'd find investors who want a real return but not in
the traditional VC mold, and any intros you'd be willing to make.

Happy to come to the building anytime, jump on a call, or take your quick
read over email. Thanks Freada, appreciate you continuing to push me as I
step into this new season as an entrpreneur!

Justin


A note for good order: this is not an offer to sell securities and we are
not accepting funds now. Any indication of interest is non-binding, and an
investment could only be made through Wefunder after we file our offering
statement with the SEC.
```

---

51. The capital question you helped me wrestle with — where it landed

Opened: 2026-07-2[redacted]und) · **EXTERNAL** · **LEGEND PRESENT**
External participa[redacted]

[1] [RL] 2026-07-21[redacted]

```
Hi Mike,

Congratulations on the new role! Just saw it now as I was getting ready to
shoot you this note. Your line about AI being ready for the social sector's
toolkit is the exact conviction I've been building on, so the announcement
was cool to see.

You've been a sounding board on my capital question from the beginning with
Kindora: philanthropic capital or VC for a PBC. I wanted you to know where
it landed. We chose neither, exactly. We're running a community round on
Wefunder, a SAFE paired with a revenue share so capital can return through
operations instead of an exit, with a PRI lane for foundations and the
mission locked into the charter by supermajority. Soft launch now at
wefunder.com/kindora, public in September.

Meanwhile the platform crossed 1,700 nonprofits and our first foundation
enterprise contract is live. We've got a great partnership with Anthropic,
but we've also been building on OpenAI from the start. I'm in Codex every
day building Kindora and our API monthly bill from OpenAI is topping $6K
per month, so we're big OpenAI spenders — and would love to talk credits if
that's an option on your team!

Before we launch, I'm collecting reactions from the handful of people who
watched me wrestle with this from the start. I'd genuinely value your
thoughts if you're open to connecting again. And I recall you saying you'd
potentially be interested in investing as an individual, so happy for you
to look at this from an individual or institutional lens.

Justin


A note for good order: this is not an offer to sell securities and we are
not accepting funds now. Any indication of interest is non-binding, and an
investment could only be made through Wefunder after we file our offering
statement with the SEC.
```

---

52. The bend-your-ear I promised in March

Opened: 2026-0[redacted]outbound) · **EXTERNAL** · **LEGEND PRESENT**
External partici[redacted]

[1] [RL] 2026-07-21 08:00 — JUSTIN

Hi Freada,

Back in March I told you that when Kindora started raising, I'd want to bend your ear. That time has come, and I want to start with the thing you'd ask me about anyway.

I know you have capital in PosterChild. Leandrew is a friend, and while I don't see us as direct competitors, it's close enough that I'd rather name it than have you wonder. So this note isn't a pitch for a check. It's the bend-your-ear I promised.

Something else you said in March stayed with me: so many gap-closing investments never returning distributions. That's part of why we built this round the way we did. It's a community round on Wefunder, a SAFE paired with a revenue share, so capital comes back through operations rather than waiting on an exit that may never happen. There's a PRI lane for foundations on concessionary terms, and the mission is locked into the charter. Soft launch now at wefunder.com/kindora, public in September. Parts of it are unorthodox on purpose.

Two things I'd value from you. Your unvarnished read on the structure. And your thoughts on where I'd find investors who want a real return but not in the traditional VC mold, and any intros you'd be willing to make.

Happy to come to the building anytime, jump on a call, or take your quick read over email. Thanks Freada, appreciate you continuing to push me as I step into this new season as an entrpraneur!

Justin

A note for good order: this is not an offer to sell securities and we are not accepting funds now. Any indication of interest is non-binding, and an investment could only be made through Wefunder after we file our offering statement with the SEC.

[2] 2026-07-23 14:31 — Freada Ki [redacted]

Hi Justin—thanks for reaching out.

Timing is a bit challenging. We are on Martha's Vineyard, and just started with non-stop houseguests for the next several weeks. We also soon begin hosting a series of big dinners, 40+ people, different topics, different speakers. We do this every year. We're hosting nine big events at our house starting next week over the next few weeks.

Can't remember if you've spent time on the Vineyard or not. Always hard to describe how wonderful it is—a gathering spot for a cross-section of people I haven't found elsewhere—and how challenging-housing is ridiculously expensive, rental cars are too and now are non-existent, cell service very spotty.

So I won't be back in the Bay Area until early September.

I absolutely see PosterChild and Kindora as direct competitors. Unlikely that a foundation or non-profit will sign up with both of you, but the market is big enough for both of you. If you still want me to take a deep dive in your materials, happy to do that.

Congrats on taking this leap.

Any update on what's happening with google?

Hope you and your family are doing well.

Freada

> On Jul 21, 2026, at 11:00 AM, Justin Steele <justin@kindora.co> wrote:
>
> Hi Freada,
>
> Back in March I told you that when Kindora started raising, I'd want to bend your ear. That time has come, and I want to start with the thing you'd ask me about anyway.
>
> I know you have capital in PosterChild. Leandrew is a friend, and while I don't see us as direct competitors, it's close enough that I'd rather name it than have you wonder. So this note isn't a pitch for a check. It's the bend-your-ear I promised.
>
> Something else you said in March stayed with me: so many gap-closing investments never returning distributions. That's part of why we built this round the way we did. It's a community round on Wefunder, a SAFE paired with a revenue share, so capital comes

back through operations rather than waiting on an exit that may never happen. There's a PRI lane for foundations on concessionary terms, and the mission is locked into the charter. Soft launch now at wefunder.com/kindora <https://wefunder.com/kindora>, public in September. Parts of it are unorthodox on purpose.
>
> Two things I'd value from you. Your unvarnished read on the structure. And your thoughts on where I'd find investors who want a real return but not in the traditional VC mold, and any intros you'd be willing to make.
>
> Happy to come to the building anytime, jump on a call, or take your quick read over email. Thanks Freada, appreciate you continuing to push me as I step into this new season as an entrpreneur!
>
> Justin
>
> A note for good order: this is not an offer to sell securities and we are not accepting funds now. Any indication of interest is non-binding, and an investment could only be made through Wefunder after we file our offering statement with the SEC.

[3] [R] 2026-07-23 17:26 — JUSTIN

Hi Freada,

The Vineyard sounds wonderful. Nine 40-person dinners in a few weeks also sounds like running a small conference out of your living room :) I hope it fills you up. And no, I've never spent time there. One day when I can afford it again!

Fair point on PosterChild, and you'd know better than almost anyone. You're right that a small nonprofit will usually pick one of us, not both. That said, we've planted our flags at opposite ends, at least in our current stages. Leandrew is building out from storytelling and social media, and we're building out from funder intelligence. Kindora has no marketing tools at all, and across the 1,700+ nonprofits that have come onto the Kindora platform, the tools we get compared to are Instrumentl, Candid, and GrantStation. PosterChild has come up once. I'm rooting for Leandrew, and I agree with your take that "the market is big enough for both of you."

Yes please on the deep dive, with zero deadline attached. The Wefunder page has everything: wefunder.com/kindora.

Google deserves more than an email. I'll fill you in over our next in person catch up. Suffice it to say, I'm still fighting the good fight.

Family is doing well. Lots of camping with the girls and Outdoorithm families this summer between launch sprints. Enjoy the Vineyard.

Justin

---

53. Summer adventures and a little advice

Opened: 2026-07-21 08:00 · **Messages:** 1 (1 outbound) · **EXTERNAL** · **NO LEGEND IN THREAD**
External parti[redacted]
[1] [R] 2026-07-21 08:00 — JUSTIN

Hey Nick, hope you're well and finding some moments of inspiration to keep you going. We've been doing a bunch of camping with Eliza this summer which is just the best, including catching little rainbow trout in Kings Canyon (pic below) over the 4th of July.

This one's a friend update. The community round I've been building toward with Kindora is real now: soft launch on Wefunder <https://wefunder.com/kindora>, public in September, raised from the community we serve instead of VC. You cheering us on from Portland is plenty. And if anyone in your orbit thinks about the world the way you do, I'd welcome the connection. I feel like I'm attempting something unorthodox here, so if you have any reactions one way or another, I'm all ears.

How's the summer treating the family? Any daddy/daughter adventures on the calendar?

Justin

[image: image.png]

54. The other half of my world — would value your read

Opened: 2026-07-[redacted] **GEND PRESENT**
External participa[redacted]

[1] [RL] 2026-07-2[redacted]

```
Hi Lara,

Still smiling about your note and Jonathon's gift. Thank you again for
being such a champion for our families.

You asked what's next as we dream bigger, and I wanted to share the other
half of my world with you. As you know, alongside Outdoorithm, I built
Kindora, an AI fundraising platform that 1,700+ nonprofits now use to find
funders and reach their donors. We're raising its next chapter as a
community round on Wefunder: SAFE plus a revenue share, deliberately not
VC, designed so foundations and donor-advised funds can participate as
mission-aligned investments (PRI-style, concessionary terms). Soft launch
now at wefunder.com/kindora, public in September.

You sit with families thinking about their philanthropy every day. Does an
instrument like this make sense to that world as a PRI from a DAF? What
would give a philanthropic family confidence in it? I'd genuinely value
your read, whenever it's easy.

Justin


A note for good order: this is not an offer to sell securities and we are
not accepting funds now. Any indication of interest is non-binding, and an
investment could only be made through Wefunder after we file our offering
statement with the SEC.
```

[2] 2026-07-22 18:21 — JUSTIN

```
Hi Lara,

Thank you for laying this out so clearly, it's exactly the map I needed.

Justina Lai and I are close, we're on the San Francisco Foundation board
together. She's Chief Impact Officer at Laird Norton Wetherby and sits on
the ImpactAssets 50 review committee, so she's about as close to that
ecosystem as anyone I know. I'm going to reach out and see if there's an
obvious synergy with an IA fund or through one of her clients.

And yes, I'd love to get connected to Safia whenever she's back and open to
it. No rush at all, just want her honest take.
```

[3] 2026-07-22 23:49 — L[redacted]

```
Hi Justin,

Writing you a quick reply at the end of a hectic day before I run off and pick up the kiddo - so apologies for being brief!

MCF would facilitate an investment in Kindora as an impact investment, and our impact investing program works in two ways: clients
can either invest in already thoroughly vetted funds that ImpactAssets hosts on its platform or they can do custom deals, wherein
the client conducts the due diligence and all IA does is confirm that it fits the impact investment model (offers a financial
return + meaningful social or environmental impact). Because MCF are not investment advisors, we don't advise our clients on
impact investments - i.e. they source the custom deals themselves. That being said, my colleague Safia who leads our impact
investing program knows what everyone participating in it is interested in and will at times share opportunities with a client,
though usually it's when another client has already diligenced it and invested in it. So we'd need a starting point of that kind
with Kindora - either a connection through IA or a connection through an existing MCF client.

That being said, I'm happy to share your email with Safia, who has a long history working in impact investing, and see if she can
offer any insights that would be useful to you or has additional thoughts on paths for you. I'll just note that she is currently
stuck in airports getting back from Europe so will likely not be able to respond for a bit as she finally gets home and catches up
on email.

Last thing: I mentioned Kindora to a grantee for whom I thought it could be useful, and they're piloting it. I told them that I
couldn't directly endorse it, having not used it, and that I generally don't endorse for-profits making money off of non-profits -
but I shared your background and how much I trust you to build something the right way + that it's a B Corp, and they were excited
to try it at least with the free first month. I'll check in with them at some point to see if they become a paying customer! I
```

also talked with Roxana Shirkoda at Spahr Family Foundation, who said she has a few grantees using it and they all really like it. So it's great to hear that it's really working for nonprofits!

Will circle back after I connect with Safia!

Warmly
Lara

[cid:image001.png@01DD19FA.12B0A600]<http://www.marincf.org/>

Lara Fox
Senior Advisor, The [redacted]
Co-lead, MCF's Repr
415.464.2563
marincf.org<https://www.marincf.org/>

[4] 2026-07-23 18:36 — Lar [redacted]

Hi Justin,

I'm looping Safia in, and she's happy to talk with you about this. She also knows Justina well — we work in a very connected world!

Happy connecting –

Lara

[cid:image001.png@01DD1A97.CFEAFA50]<http://www.marincf.org/>

Lara Fox
Senior Advisor, The Family Office of Philanthropy
Co-lead, MCF's Reproductive Rights Pooled Fund
415.464.2563
marincf.org<https://www.marincf.org/>

[5] 2026-07-24 01:15 — JUSTIN

Thank you Lara! Small world indeed.

Hey Safia, no rush on my end, but I'd like to grab time with you when your schedule permits. Here's a link to my calendar if that's easy, or else shoot me some tims that work for you.

https://calendly.com/justin-kindora/1-2-1

Justin

---

55. Where we landed on the capital stack — your read?

Opened: 2026-07-21 08:00 · **Messages:** 4 (2 outbound) · **EXTERNAL** · **LEGEND PRESENT**
External participa [redacted]

[1] [RL] 2026-07-21 08:00 — JUSTIN

Hi Katie,

Your posts this month have been echoing in my head, especially the one about the earning years not being a morally blank phase. Lots of overlap in how we're thinking about things.

When we talked in March, you walked me through recoverable grants, PRIs out of DAFs, and the creative end of the capital stack. I took notes, and here's where Kindora landed: a community round on Wefunder, a SAFE paired with a 3% revenue share capped at 1.5x, concessionary on purpose so foundations can participate as a PRI, with the mission locked into the charter. The nonprofits we serve become owners. Soft launch now at wefunder.com/kindora, public in September. You'll recognize the DNA.

Before we go public, I'd genuinely value your read: does the structure hold

up, and what would make DAF capital actually flow into something like this? That second question is the one nobody has cracked, and you sit closer to it than anyone I know.

Justin

A note for good order: this is not an offer to sell securities and we are not accepting funds now. Any indication of interest is non-binding, and an investment could only be made through Wefunder after we file our offering statement with the SEC.

[2] 2026-07-23 08:23 — Katie Boland katie@delta-fund.org

Thank you for sharing Kindora with me. You asked what I thought, so here is my honest read. The problem you are pointing at is one I've thought about a lot as you know. My response to the problem might be different than yours but we all need to tackle it in different ways.

The line that stopped me was this one: "Most philanthropy flows to people in proximity to power. Kindora is built to move it toward people in proximity to problems." That is so true, and it names an inequity we spend most of our time on. The largest nonprofits have development teams and warm foundation relationships. The organizations closest to the harm usually have neither, and they lose funding races they should win on the merits. Aiming a tool at the $100K to $5M organizations rather than the mega-nonprofits is the right instinct, and building as a public benefit corporation is a better-than-average way to hold that intent. On the question of who you say you are for, we are with you.

Where I see it differently is the level at which Kindora acts. We tend to sort interventions into two kinds. Some help you see the problem more clearly. Others change who holds power inside it. Kindora, as it is described, mostly does the first: it makes the existing grant pipeline faster and smarter. That is real value to a stretched grants manager. But our whole premise is that grant-based philanthropy is itself part of the machine we are trying to change, charitable capital that mostly recycles the status quo. Making the grant treadmill more efficient does not move ownership, does not change the fact that the nonprofit still has to ask, and does not touch the scarcity that makes a small organization spend forty hours hunting funders in the first place.

There is a tension inside your own framing worth sitting with. "Grants fund programs; equity funds ownership" is exactly right, and it is the distinction we build our work around. But Kindora's product lives entirely on the grants-fund-programs side, while the equity that funds ownership flows to Kindora's investors. The nonprofits get a better shot at program money; the ownership accrues to your cap table. We do not say that as an accusation. You are upfront about the structure. It is simply the first thing someone like me will notice.

Two more things I would flag, in the spirit of the same honesty. You are paid by both sides: nonprofits subscribe to find funders, and foundations pay for enterprise licenses and donor intelligence. A platform whose largest checks come from foundations has incentives that lean toward the incumbents of the system, and that can quietly pull against the proximity-to-problems mission. And the redistribution claim is, so far, a hope rather than a result. Foundation payout sits near a fixed five percent. If every nonprofit eventually holds the same AI and writes to the same twenty thousand foundations, you may sharpen the competition without changing who wins or how much total money reaches the ground.

None of this means you are building the wrong thing. It means I read Kindora as an efficiency layer on the existing philanthropic economy, and our work is aimed at changing that economy's ownership and rules. Those are not opposed. They are just different bets.

A few questions I would encourage you to think about:

-

Who actually got funded because of Kindora who would not have otherwise? Not hours saved, but dollars moved to organizati

[3] 2026-07-23 20:32 — JUSTIN

Katie! Love this. This is exactly the read I was hoping for. Thank you for your time and candor.

You're right about a few things. The institutional pie is roughly fixed. A faster pipeline doesn't grow it, and efficiency alone doesn't move ownership. Your first question is the right one too. Hours saved is an input. The real outcome is dollars moved to organizations that were shut out before. We shipped grant outcome tracking in February, and the first win-rate cohort reads out late this year. That's the bar I'm going to hold it to. On your arms race question, my hope is that a small organization can do everything a large one can on the $49/month plan. The higher tiers are more about volume and team size than intelligence. Everyone gets access to the raw data for free. And you pay for the AI you use, which for small teams doesn't need to be much to get great results.

Two things aren't visible enough on the Wefunder page that deserve a deeper dive.

First, elasticity. On the institutional side, the best we can do is shift which organizations win, toward proximity and merit instead of warm networks based on power. I don't think that's nothing, but I agree it doesn't grow the pot. Most of our engineering time goes to the side that isn't fixed. Individuals give roughly two-thirds of every philanthropic dollar. $326B sits parked in DAFs and grants out around 20% a year. Almost none of it moves without a relationship. Making proximate organizations legible to donors is how new money actually enters the system. And the piece closest to your work: we map every funder doing PRIs and expenditure responsibility grants, so philanthropic capital can find for-profit social enterprises and shared-ownership models too. I think there's a lot of giving elasticity among individual donors, and we intend to expand it!

Second, ownership. The tension you named, equity accruing to our cap table, is the reason the round looks the way it does. The minimum investment is $100, and the nonprofits we serve are invited onto the cap table on the same terms as any fund. The PBC charter plus founder control exist for exactly the moment you describe, when a foundation client's interests and a grassroots org's interests diverge. I wanted the mission to have a fiduciary answer there, not just a values statement. It's a partial answer, and I'd welcome your pushback on it. I'm also very open to exploring growth toward employee ownership. I'm Kindora's only employee right now, but I intend to share generously with others as we hire (hence the raise!).

[4] 2026-07-24 09:11 — Katie Boland [redacted]

Wow! Thanks for the really thoughtful response. Hopefully you didn't take my questions as discounting the work you've done. It's definitely moving this space toward a better direction!!

As far as how to crack DAF dollars, that's what everyone is trying to figure out. I believe that it's going to take regulation. Until these vehicles can't hide behind anonymity and don't have a minimum payout I don't see much changing. Sorry I don't have a better answer.

Katie Boland
katie@delta-fund.org <katie@delta-fund.org>
Co-founder, Delta Fund <https://www.delta-fund.org/>
Read our latest blog here <https://www.delta-fund.org/blog>

---

56. Kindora - quick update + community round

Opened: 2026-0 [redacted] **SENT**
External partici [redacted]

[1] [RL] 2026-07-21 08:00 — JUSTIN

Hey Taj (cc'ing Nasra for viz since we've talked a bit about this as well)

Quick update on where I'm tentatively landing on a raise for Kindora.

```
We're live in soft launch at wefunder.com/kindora, with the public launch
planned for September. One change since my last note. My co-founder Karibu
has stepped out of the founder role into a strategic advisor seat, and I've
consolidated founder control with the mission locked into the charter by
supermajority. The design is now fully what you've been pointing me toward
for months. We structured the offering as a SAFE plus revenue share,
capital returned through operations instead of an exit, PRI-ready for
foundations and DAFs.

Which brings me back to your March note. You mentioned that friends could
raise grants into the FS Impact Fund DAF and you could make investments
into the company from there. I'd love to explore exactly that as part of
this round, and I want your read on the whole structure before we go
public. I'm pitching foundations on PRIs now (Omidyar and MacAruthur this
week), and I need to be ready in case one would like to funnel a grant
through a fiscal sponsor instead of deal with PRI paperwork. Y'all are the
first on my list as a potential partner for that.

Coffee or lunch soon? Most weekdays before 4pm:
calendly.com/truesteele/lunch-coffee-chat

Justin


A note for good order: this is not an offer to sell securities and we are
not accepting funds now. Any indication of interest is non-binding, and an
investment could only be made through Wefunder after we file our offering
statement with the SEC.
```

---

57. Kindora Updat [redacted]

Opened: 2026-07-21 [redacted]tbound) · **EXTERNAL** · **LEGEND PRESENT**
External participants [redacted]

[1] [RL] 2026-07-21 08:00 — JUSTIN

```
Hey Rehana,

As promised: the Wefunder page is up at wefunder.com/kindora if you'd like
to take a look. We're still locking in the paper with our lawyers and
finalizing details, but it gives you the contours of what we're doing.

One other thing I'd value your brain on, wearing your philanthropy hat and
not your SFF institutional hat (given my board seat, I want to keep those
worlds cleanly apart): we're going to try to raise some PRIs from DAF
holders as part of the round. You know that landscape better than almost
anyone. If you have advice on how donors think about PRIs out of their
DAFs, or the pitfalls, I'd love to hear it whenever we next talk.

Also, the CCS intro is bearing fruit. Sarah and I had a great conversation
and I just sent her a proposal to pilot Kindora with a few of her West
Coast consultants. Can't thank you enough for that one.

Justin


A note for good order: this is not an offer to sell securities and we are
not accepting funds now. Any indication of interest is non-binding, and an
investment could only be made through Wefunder after we file our offering
statement with the SEC.
```

[2] 2026-07-21 10:45 — Rehana [redacted]

```
Hey Justin!

Thanks for sending this over - Tim and I will take a look. Also, it's great
to hear about CCS! Glad that was a worthwhile introduction.

Re: PRIs, I think donors with large balances are absolutely thinking about
how to use their DAF capital creatively. One thing to note is that most
commercial providers like Schwab and Fidelity will not allow PRIs (one of
the advantages of a community foundation!). There are a few ways around
that if a prospect has a DAF at one of the commercial providers:
```

- They can open a second DAF with a community foundation and do the PRI through them.

- Community Foundations can act as PRI aggregators - we do this for the SF Housing Accelerator Fund. Essentially, donors make a donation into our "Home for Good" fund, and then SFF invests that money into SF HAF. Those are on 7 year loan cycles and after 7 years, the donors can choose to reinvest or get their money back into a DAF at SFF. SF HAF is the fundraiser for this, not the Foundation. This doc shows how it works for the SFF/SF HAF partnership:
https://drive.google.com/file/d/14pB_mXHVL54pcGpH-NpomwRFUPh6ANZy/view

I'd suggest that when talking to individual investors you bring up the option of a PRI through a DAF, as many aren't even thinking about deploying their DAF capital in that way when they are having investment conversations. And, if you have people in your professional orbit that you know work through DAFs, that would be another way to go. To note, private foundations can also do PRIs regardless if they are working through DAFs or not, so given your network, that might be another route.

In my experience, people typically do PRIs to nonprofits that they already have a relationship with (i.e. they are already a major donor or are on the board), or for a capital project that they don't want to make an outright huge gift to but they are willing to put up some temporary capital. While I don't have personal experience with people using DAFs to fund Public Benefit Corporations, I could just not be aware, or it could be because those orgs haven't really tried. It's definitely worth trying, IMO!

If you have PRI prospects who are with commercial providers and so you need that aggregator/partner, that is absolutely something that SFF (or another community foundation) could talk to you about.

Hope that helps!
Rehana

[3] 2026-07-21 10:46 — Reha [redacted]

PS - not sure why I didn't think of it earlier, but a former consulting client of mine who is fantastic (The Charlie Cart Project <https://charliecart.org/>) just signed up for Kindora. I just sent them the Kindora website this morning and they signed up! She's paying something ridiculous annually for a lesser fundraising tool. I'll let you know if she shares any good success stories or feedback with me.

[4] 2026-07-22 00:05 — JUSTIN

Rehana,

This is gold, thank you. The commercial provider catch and the aggregator model were both new to me, and I'm going to start raising the DAF option directly in investor conversations. Take your time with Tim on the materials.

And thank you for sending Charlie Cart our way. I'll keep an eye out for them and make sure they get a great experience. If she shares feedback with you, good or bad, I want all of it.

Justin

---

58. The raise we talked about is live — your eye?

Opened: 2026-07-21 10:12 · **Messages:** 1 (1 outbound) · **EXTERNAL** · **LEGEND PRESENT**
External participant [redacted]

[1] [RL] 2026-07-21 10:12 — JUSTIN

Hi Henderson, hope you're having a beautiful summer.

Our June conversation was so helpful, and your pointers were spot on.

I know Kindora isn't a traditional fit in Nathan Cummings' focus areas. So

```
this isn't a fundraising note. I'm sharing because you live in the
values-aligned-investing world and I'd value your eye.

The raise we talked about is now live: wefunder.com/kindora, in soft launch
ahead of a September public launch. The high level: a community round
instead of institutional VC, so the nonprofits we serve can own a piece of
the infrastructure they use. The instrument is a SAFE paired with a revenue
share on deliberately concessionary terms, so capital can return through
operations rather than depending on an exit. There's a PRI lane for
foundations, and the mission is locked into the charter by supermajority.

Two things I'd genuinely value: your reaction to the structure, especially
what would make it credible (or not) to the values-aligned investors you
work with. And if anyone else comes to mind the way folks like James did,
I'm all ears.

Thanks again for the generosity, Henderson.

Justin


A note for good order: this is not an offer to sell securities and we are
not accepting funds now. Any indication of interest is non-binding, and an
investment could only be made through Wefunder after we file our offering
statement with the SEC.
```

---

59. That chat I promised — the round is live

Opened: 2026-[redacted].com

[1] [RL] 2026-07-21 10:14 — JUSTIN

```
Hey Sean,

Back in June I said we'd have a good chat about the unconventional route
I'm taking with Kindora. That route is now real, so I'd love your eye on
it. I know you're a busy man, and Kindora isn't a traditional fit for your
investment thesis, so this is me asking as a friend.

The round is live in soft launch at wefunder.com/kindora, going public in
September. This round isn't built for a venture fund's mandate, and that's
by design. It's a community round so the 1,700+ nonprofits we serve can own
a piece of the infrastructure they use. The instrument is a SAFE paired
with a revenue share on deliberately concessionary terms, with a PRI lane
for foundations and the mission locked into the charter. Impact and return
together, with real protection for both.

You hold the nonprofit fundraising world and the venture world in the same
head, which is exactly why I want your read. Two things I'd value: your
honest reaction to the structure, including where it breaks. And if anyone
in your orbit invests personally with a true impact-and-return lens, I'd
love to know who comes to mind.

If time allows, coffee or a call whenever there's a break, but no pressure,
happy to take quick thoughts over email:
calendly.com/justin-kindora/justin-meet.

Hope the good crazy has calmed to a manageable crazy (probably not, but one
can hope).

Justin


A note for good order: this is not an offer to sell securities and we are
not accepting funds now. Any indication of interest is non-binding, and an
investment could only be made through Wefunder after we file our offering
statement with the SEC.
```

---

60. Kindora update + that thought piece

Opened: 202 [redacted] und) · **EXTERNAL** · **NO LEGEND IN THREAD**
External parti [redacted]

[1] [R] 2026-07-21 10:40 — JUSTIN

```
Hey Ruby,

Really enjoyed our conversation a couple weeks back. It's rare to find
someone navigating the exact same needle from the fund side.

Quick FYI on what Kindora is up to: the community round we talked about is
now live on Wefunder at wefunder.com/kindora. We're still locking in the
paper with our lawyers, but it gives you the contours. Running it alongside
angels and the PRI lane, exactly the parallel-tracks approach we compared
notes on.

And the offer stands: if you ever want to draft that thought piece
together, I'm game. Founder and fund manager takes on the impact-capital
gap feel especially timely right now.

Hope the fund conversations are moving. Cheering you on regardless.

Justin
```

[2] 2026-07-24 01:35 — JUSTIN

```
View in HTML.
```

[3] 2026-07-24 01:54 — Ruby Bolari [redacted]

```
Thanks Justin -

Congrats again on all the progress on Kindora.

And yes would love to do something like that - let me talk to our comms team to think also about what outlet/venue that would be
good for -I'm thinking Impact Alpha/ inside Philanthropy  if we want fundes to see it in particular. But also thinking could be
good time with the first close of our fund to demonstrate traction and progress vs just complaining. Lol

Ruby Bolaria Shifrin
Chief Investment and Partnership Officer
Terner Labs ( http://TERNERLABS.ORG )

Sent via Superhuman ( https://superhuman.com/refer/or01r52b?utm_medium=signature&utm_source=product )
```

---

61. As promised — the catch-up and the ask

Opened: 20 [redacted] **NT**
External pa [redacted]

[1] [RL] 202 [redacted]

```
Hey brother, as promised. Thanks for the quick reply.

The short version of the last two years: after Google.org, I dusted off my
engineering degree and built Kindora <https://www.kindora.co>, an AI
fundraising platform for nonprofits, structured as a Delaware PBC from day
one. 1,700+ organizations use it, Anthropic published a case study and put
us live inside Claude, and paying orgs keep compounding.

Now the part I want your eyes on. I'm raising, and I've designed the round
to protect the mission as hard as the structure allows: a community round
on Wefunder instead of institutional VC, so the nonprofits we serve can own
a piece. A SAFE paired with a revenue share on deliberately concessionary
terms, so capital can return through operations instead of forcing an exit.
A PRI lane for foundations. And the mission locked into the charter by
supermajority, with founder control consolidated behind it. Soft launch now
at wefunder.com/kindora, public in September.

You've seen more companies claim mission protection than anyone I know, and
you've seen every way those claims bend under pressure. So my ask: does
```

```
this structure actually protect what it says it protects? Where would your
hardest reviewer poke holes? And who else in the climate-capital-community
world you're mapping should see a round built this way?

Would love to do this live if you're up for it:
calendly.com/justin-kindora/justin-meet. It's been too long regardless.

Justin

A note for good order: this is not an offer to sell securities and we are
not accepting funds now. Any indication of interest is non-binding, and an
investment could only be made through Wefunder after we file our offering
statement with the SEC.
```

[2] 2026-07-21 14:20 — Jorge Font [redacted]

```
Hello brother, thanks for bringing me into this.

The governance question you raise is a fascinating one. This HBR case study
&lt;https://corpgov.law.harvard.edu/2026/05/11/ai-corporate-governance-and-ben-jerrys-risk/&gt;
might help you think more about this. I would also encourage you to look at
a community trust or perpetual trust as a legal structure that might give
you the long-term protection you are seeking.

I scheduled time for us next week. Speak to you then.

Jorge -
```

[3] 2026-07-21 23:46 — JUSTIN

```
Thank you for this, and for scheduling the time. Pulling the Ben & Jerry's
case now. Have been thinking about the perpetual/community trust idea.
Landed on it being something a bit further down the road, but excited to
hear all your thoughts on governance! Talk soon.

Justin
```

---

62. Trading places — your turn to advise me

Opened: 2026-0 [redacted] (1 outbound) · **EXTERNAL** · **LEGEND PRESENT**
External partici [redacted]

[1] [RL] 2026-07 [redacted]

```
Hey Rick,

I've enjoyed watching your run since Google. Congrats on Majoca. You keep
finding the interesting rooms.

When you were leaving Google, you asked what I saw for your next chapter.
I've thought about that conversation since making my own jump, and I'd love
to trade places; it's your turn to advise me.

Here's where I landed. I dusted off my engineering degree and built
Kindora, an AI fundraising platform for nonprofits. 1,700+ organizations
use it, Anthropic published a case study and put us live inside Claude, and
paying orgs keep compounding. Now I'm raising, and I'm doing it on purpose
in a way most of our GV-era colleagues would call unorthodox: a community
round on Wefunder instead of institutional VC, a SAFE paired with a revenue
share on concessionary terms so capital can return through operations, a
PRI lane for foundations, and the mission locked into the charter. The page
is live at wefunder.com/kindora, going public in September.

Any advice would be genuinely appreciated: where the structure breaks, what
you'd pressure-test before launch, who should see it. You've watched more
companies raise than almost anyone I know, and you've also never confused
capital with purpose. That combination is rare and it's exactly what I need
right now.

And if you're up for a proper catch-up, I'd love that regardless:
calendly.com/justin-kindora/justin-meet. (I still hear your OKR video
quoted in startup meetings, which I suspect would amuse you.)
```

Justin

A note for good order: this is not an offer to sell securities and we are not accepting funds now. Any indication of interest is non-binding, and an investment could only be made through Wefunder after we file our offering statement with the SEC.

[2] 2026-08-22 17:16 — Rick [redacted]

Justin – apologies for the delay in getting back to you! Thanks so much for the kind words.

Would love to catch up – next Friday, Monday or Tuesday (8/31-9/1) are best for me. After that, on an African safari with my wife for a couple weeks!

Looking forward to catching up!

Rick

rick@rklau.com | m: 650-450-0530

---

63. Re: Pulled the trigger on the raise

Opened: 2026-07- [redacted] d) · **EXTERNAL** · **LEGEND PRESENT**
External participa [redacted]
[1] [RL] 2026-07-21 [redacted]

Hey brother, an update since my June note. The trigger is fully pulled: we're live in soft launch at wefunder.com/kindora, going public in September.

One change since I wrote: Karibu has stepped back into a strategic advisor seat, so it's me at the helm, with founder control consolidated and the mission locked into the charter by supermajority. The design holds the balance I care about: real returns and a big company on one side, mission protection that can't be negotiated away on the other. It's not built for every investor, on purpose.

Two things I'd value from you. Your honest read on the page. And your eye for who would be drawn to a round like this: the room you convened at Kapor in May is exactly the kind of room I mean. We're serving a lot of Black and brown founders and social sector leaders on the platform, and I want our cap table to look like our community.

Happy to chat live if it's easier: calendly.com/justin-kindora/justin-meet

Justin

A note for good order: this is not an offer to sell securities and we are not accepting funds now. Any indication of interest is non-binding, and an investment could only be made through Wefunder after we file our offering statement with the SEC.

---

64. The Roy note, ready to forward

Opened: 2026- [redacted] · **EXTERNAL** · **LEGEND PRESENT**
External partici [redacted]
[1] [RL] 2026-07-21 11:18 — JUSTIN

Hi Jaime-Alexis, so good spending time with you in Sundance. What a treat to have a few uninterrupted days to think together and ask the big questions.

Yes to the Roy conversation, and thank you for offering. To make it easy, here's a note you can forward straight to him.

With gratitude,

Justin

Hi Roy,

We crossed paths at the Responsible Innovation Labs EDGES gathering last September. I asked you a question from the audience, and your answer has followed me around since: the only good reason to raise VC is you have no other choice. I posted it that afternoon and I've quoted you in my investor materials ever since.

Here's the thing: I took it literally. After a decade leading Google.org's Americas philanthropy, I built Kindora <https://www.kindora.co>, an AI fundraising platform for nonprofits. 1,700+ organizations use it, Anthropic published a case study, and we're live inside Claude. When it came time to raise, I went looking for the other choice, and I think I found one: a community round on Wefunder where the nonprofits we serve own a piece, a SAFE paired with a revenue share on concessionary terms so capital returns through operations, a PRI lane for foundations, and the mission locked into the charter. The page is live at wefunder.com/kindora, going public in September.

I know this isn't a Bloomberg Beta deal, and I'm not asking for capital. I'm asking for the read of the person whose line shaped the design. Where does this break? And who else should see a round built this way? Twenty minutes would be a gift: calendly.com/justin-kindora/justin-meet

A note for good order: this is not an offer to sell securities and we are not accepting funds now. Any indication of interest is non-binding, and an investment could only be made through Wefunder after we file our offering statement with the SEC.

Justin

[2] 2026-07-21 13:05 — Jaime-Alexi [redacted]

Awesome, just forwarded! Will let you know as soon as I hear back.

Are you and Christiaan Vorkink <https://www.linkedin.com/in/cvorkink/> connected? If not, he's someone else to talk to about this. He was at True Ventures and is now at Mulago.

[3] 2026-07-21 15:24 — JUSTIN

Yes! Christiaan and I ran into each other at a Kapor Center event and realized that multiple people had been telling us we should talk to each other. We actually just had coffee a couple weeks ago. He's a wonderful person.

Thanks so much Jamie-Alexis. This founder journey is insane. Fingers crossed an investor or two is willing to think outside the box with me.

[4] 2026-07-21 15:30 — Jaime-Alexis Fo[redacted]g

So glad that you two met up! He's really great.

As things keep moving, keep me posted. Would love to help any way that I can.

all the best,
JA

---

65. Fwd: From Quadrant II pricing to Quadrant II capital

Opened: 2026-07-21 15:33 · **Messages:** 5 (3 outbound) · **EXTERNAL** · **NO LEGEND IN THREAD**
External participant [redacted]

[1] 2026-07-21 15:33 — JUSTIN

```
Lo — your auto-responder redirected me here. Original below. Hope the
filters treat this one kindly :)

Justin

---------- Forwarded message ----------
```

[2] 2026-07-22 00:10 — Lo Tone [redacted]

```
Hey Justin! Amazing. Let me take a look and we can grab some time beginning of August if that works.

Hope the summer is going well.

https://cal.mixmax.com/lo_toney/30-minute-et

Cheers - Lo

Lo Toney
Founding Managing Partner
Plexo Capital

Sent via Superhuman ( https://sprh.mn/?vip=lo@plexocap.com )
```

[3] [R] 2026-07-22 09:54 — JUSTIN

```
Hey Lo, Aug 3 is booked, thanks for making the time.

Quick context so we spend the 30 minutes on the interesting part, not a
recap: it's a SAFE paired with a revenue share, 3% of revenue until it hits
a 1.5x cap, and the revenue share ends entirely if we ever convert into a
priced round. No exit required to return capital, and I'm
deliberately transparent upfront that I'm not committed to a Series A
unless its required to scale.

The question I'd love you to sit with beforehand: from a fund-of-funds
seat, does that read as a real investable instrument, or does it fall
outside anything your LPs would ever underwrite?

See you the 3rd.
```

[4] [R] 2026-08-03 09:56 — JUSTIN

```
All good. Found us time next Monday.

On Mon, Aug 3, 2026 at 8:51 AM Lo Toney <lo@plexocap.com> wrote:

> Hey Justin - I need to reschedule. I am on the road and my travel plans
> changed. Can we do next week?
>
> Thanks - Lo
>
> Lo Toney
> Founding Managing Partner
> Plexo Capital
>
>
> Sent via Superhuman <https://sprh.mn/?vip=lo@plexocap.com>
>
>
> On Wed, Jul 22, 2026 at 9:54 AM, Justin Steele <justin@kindora.co> wrote:
>
>> Hey Lo, Aug 3 is booked, thanks for making the time.
>>
>> Quick context so we spend the 30 minutes on the interesting part, not a
>> recap: it's a SAFE paired with a revenue share, 3% of revenue until it hits
>> a 1.5x cap, and the revenue share ends entirely if we ever convert into a
>> priced round. No exit required to return capital, and I'm
>> deliberately transparent upfront that I'm not committed to a Series A
>> unless its required to scale.
>>
>> The question I'd love you to sit with beforehand: from a fund-of-funds
>> seat, does that read as a real investable instrument, or does it fall
>> outside anything your LPs would ever underwrite?
```

>>
>> See you the 3rd.
>>
>

--

Justin Steele

Co-Founder & CEO

justin@kindora.co

www.kindora.co

LinkedIn Profile <https://www.linkedin.com/in/justinrichardsteele/>

[5] 2026-08-03 15:51 — Lo Tone [redacted]

Hey Justin — I need to reschedule. I am on the road and my travel plans changed. Can we do next week?

Thanks - Lo

Lo Toney
Founding Managing Partner
Plexo Capital

Sent via Superhuman (https://sprh.mn/?vip=lo@plexocap.com)

---

66. Update from Mohka House — the raise is live

Opened: 2026-07-21 15:34 · **Messages:** 2 · 1 outbound · **EXTERNAL** · **LEGEND PRESENT**
External participants: [redacted]

[1] [RL] 2026-07-21 15:34 — JUSTIN

Hi Christiaan,

Jaime-Alexis Fowler just told me I should talk to you, and I got to tell her we beat her to it at Mohka House :)

Quick update since our coffee. The raise is live in soft launch at wefunder.com/kindora, going public in September. It landed the way I described: a community round so the nonprofits we serve own a piece, a SAFE plus revenue share on concessionary terms, a PRI lane for foundations, and the mission locked into the charter. Real returns and mission protection, both, and deliberately not for every investor.

Two things I'd value from you, having sat on both the True Ventures and Mulago sides of the table: any feedback on the page, and anyone you think I should be talking to, whether that's investors who'd get this or folks who've walked this road. As you figure out your own next chapter, I'd love to keep comparing notes too.

Thanks again for the coffee. Looking forward to the next one.

Justin

A note for good order: this is not an offer to sell securities and we are not accepting funds now. Any indication of interest is non-binding, and an investment could only be made through Wefunder after we file our offering statement with the SEC.

[2] 2026-07-24 12:42 — Christiaan Vorkink ch[redacted]

Cool, happy to. OOO now, will respond in the next couple days. Hope your fishing trip went well!

On Tue, Jul 21, 2026 at 6:34 PM, Justin Steele < justin@kindora.co > wrote:

```
>
>
>
> Hi Christiaan,
>
>
>
> Jaime-Alexis Fowler just told me I should talk to you, and I got to tell
> her we beat her to it at Mohka House :)
>
>
>
> Quick update since our coffee. The raise is live in soft launch at wefunder.
> com/ kindora ( https://wefunder.com/kindora ) , going public in September.
> It landed the way I described: a community round so the nonprofits we
> serve own a piece, a SAFE plus revenue share on concessionary terms, a PRI
> lane for foundations, and the mission locked into the charter. Real
> returns and mission protection, both, and deliberately not for every
> investor.
>
>
>
> Two things I'd value from you, having sat on both the True Ventures and
> Mulago sides of the table: any feedback on the page, and anyone you think
> I should be talking to, whether that's investors who'd get this or folks
> who've walked this road. As you figure out your own next chapter, I'd love
> to keep comparing notes too.
>
>
>
> Thanks again for the coffee. Looking forward to the next one.
>
>
>
> Justin
>
>
>
>
>
>
>
>
> A note for good order: this is not an offer to sell securities and we are
> not accepting funds now. Any indication of interest is non-binding, and an
> investment could only be made through Wefunder after we file our offering
> statement with the SEC.
>
>
>
```

---

67. The raise we talked about is live

Opened: 2026-0[redacted] **EXTERNAL · LEGEND PRESENT**
External partici[redacted]

[1] [RL] 2026-07[redacted]

```
Hi John,

It's been too long. Thank you again for connecting me to Jonathan at
Leadership Brainery, and congratulations on the MassINC fellowship.
Expanding impact investing to under-capitalized Massachusetts communities
is exactly the kind of work I think about constantly on the Kindora side.

Update since we last talked: Kindora is raising. A community round on
Wefunder, live in soft launch now and public in September. SAFE plus a
revenue share on concessionary terms, a PRI lane for foundations, and the
mission locked into the charter, so capital can come back through
operations instead of an exit. The page is live at wefunder.com/kindora.

You mentioned last year that you'd be interested in investing, and that
Xancharlize has capital looking for exactly this kind of outcome. If that's
```

still true, I'd love to have you in. And regardless, I'd value your read on the structure and any names that come to mind, in Boston or beyond, who think about impact and returns the way you do.

Would love to find time to catch up properly: calendly.com/justin-kindora/justin-meet

A note for good order: this is not an offer to sell securities and we are not accepting funds now. Any indication of interest is non-binding, and an investment could only be made through Wefunder after we file our offering statement with the SEC.

Justin

[2] 2026-07-23 11:21 — John Gro [redacted] ail.com

That is exciting news. Booking us for some time towards the end of the summer. Meanwhile, I put us down for $10K. Hope you get some good time outdoors with the crew over the next weeks.

JG

[3] 2026-07-24 01:02 — JUSTIN

View in HTML.

---

68. It's public now — you're on the short list

Opened: 2026-07- [redacted] d) · **EXTERNAL** · **LEGEND PRESENT**
External participa [redacted]

[1] [RL] 2026-07-21 16:11 — JUSTIN

Hey Robert,

You asked me back in May whether the round would be public or just for a few people, and I told you that you were on the short list for first outreach. Here it is, finally.

It's public. We're in soft launch now at wefunder.com/kindora, going fully public in September. $100 minimum, so it's built for exactly the kind of community you and I both come from, not just big checks. SAFE plus a revenue share, mission locked into the charter, so the nonprofits we serve can genuinely own a piece of this.

You already know the pitch better than most, you've heard me give it live in your own room. If you're still in, I'd be honored to have you as one of the first. And if you know other Cientifico Latino or Camelback folks who'd want to own a piece of something like this too, send them my way.

Thank you for having me back in May, and for believing in this from the start.

Justin

A note for good order: this is not an offer to sell securities and we are not accepting funds now. Any indication of interest is non-binding, and an investment could only be made through Wefunder after we file our offering statement with the SEC.

[2] 2026-07-22 10:02 — JUSTIN

Thanks Robert! The real gate to accept your money is a public Form C filing. We're working with a CPA on that right now. Once its in, I can start accepting the early investors before the public raise. Hopefully that will land mid-August.

Feel free to share with your close in network, but don't blast on social yet. We'll save the wide push for the public campaign.

[3] [RL] 2026-07-22 10:18 — JUSTIN

```
Feel free to share the Wefunder page link directly with folks, and if they
have questions, have them shoot me an email.

On Wed, Jul 22, 2026 at 10:03 AM Robert <rfernandez718@gmail.com> wrote:

> Perfect, sounds good. Ok can do, if I get those who are interested, do I
> pass on their emails?
>
> On Wed, Jul 22, 2026 at 1:02 PM Justin Steele <justin@kindora.co> wrote:
>
>> Thanks Robert! The real gate to accept your money is a public Form C
>> filing. We're working with a CPA on that right now. Once its in, I can
>> start accepting the early investors before the public raise. Hopefully that
>> will land mid-August.
>>
>> Feel free to share with your close in network, but don't blast on social
>> yet. We'll save the wide push for the public campaign.
>>
>> On Wed, Jul 22, 2026 at 9:51 AM Robert <rfernandez718@gmail.com> wrote:
>>
>>> Hey Justin,
>>> This is great! Thank you for keeping me in mind. I take it in September
>>> is when we have to process the payment (it says further details to come).
>>>
>>> As for other community members, I will definitely let you know. Is it
>>> restricted to Cientifico Latino or Camelback or can I share it with some
>>> colleagues in the financial world?
>>>
>>> I'm super excited for the next steps.
>>>
>>>
>>> Best,
>>> Rob
>>>
>>> On Tue, Jul 21, 2026 at 7:11 PM Justin Steele <justin@kindora.co> wrote:
>>>
>>>> Hey Robert,
>>>>
>>>> You asked me back in May whether the round would be public or just for
>>>> a few people, and I told you that you were on the short list for first
>>>> outreach. Here it is, finally.
>>>>
>>>> It's public. We're in soft launch now at wefunder.com/kindora, going
>>>> fully public in September. $100 minimum, so it's built for exactly the kind
>>>> of community you and I both come from, not just big checks. SAFE plus a
>>>> revenue share, mission locked into the charter, so the nonprofits we serve
>>>> can genuinely own a piece of this.
>>>>
>>>> You already know the pitch better than most, you've heard me give it
>>>> live in your own room. If you're still in, I'd be honored to have you as
>>>> one of the first. And if you know other Cientifico Latino or Camelback
>>>> folks who'd want to own a piece of something like this too, send them my
>>>> way.
>>>>
>>>> Thank you for having me back in May, and for believing in this from the
>>>> start.
>>>>
>>>> Justin
>>>>
>>>>
>>>> A note for good order: this is not an offer to sell securities and we
>>>> are not accepting funds now. Any indication of interest is non-binding, and
>>>> an investment could only be made through Wefunder after we file our
>>>> offering statement with the SEC.
>>>>
>>>
>>
>> --
>>
>>
>>
>> Justin Steele
>>
>> Co-Founder & CEO
```

>>
>>
>> justin@kindora.co
>>
>> www.kindora.co
>>
>> LinkedIn Profile <https://www.linkedin.com/in/justinrichardsteele/>
>>
>

—

Justin Steele

Co-Founder & CEO

justin@kindora.co

www.kindora.co

LinkedIn Profile <https://www.linkedin.com/in/justinrichardsteele/>

[4] 2026-07-22 12:51 — Ro [redacted]

Hey Justin,
This is great! Thank you for keeping me in mind. I take it in September is
when we have to process the payment (it says further details to come).

As for other community members, I will definitely let you know. Is it
restricted to Cientifico Latino or Camelback or can I share it with some
colleagues in the financial world?

I'm super excited for the next steps.

Best,
Rob

[5] 2026-07-22 13:03 — Rob [redacted]

[redacted] interested, do I
pass on their emails?

On Wed, Jul 22, 2026 at 1:02 PM Justin Steele <justin@kindora.co> wrote:

> Thanks Robert! The real gate to accept your money is a public Form C
> filing. We're working with a CPA on that right now. Once its in, I can
> start accepting the early investors before the public raise. Hopefully that
> will land mid-August.
>
> Feel free to share with your close in network, but don't blast on social
> yet. We'll save the wide push for the public campaign.
>
> On Wed, Jul 22, 2026 at 9:51 AM Robert <rfernandez718@gmail.com> wrote:
>
>> Hey Justin,
>> This is great! Thank you for keeping me in mind. I take it in September
>> is when we have to process the payment (it says further details to come).
>>
>> As for other community members, I will definitely let you know. Is it
>> restricted to Cientifico Latino or Camelback or can I share it with some
>> colleagues in the financial world?
>>
>> I'm super excited for the next steps.
>>
>>
>> Best,
>> Rob
>>
>> On Tue, Jul 21, 2026 at 7:11 PM Justin Steele <justin@kindora.co> wrote:
>>
>>> Hey Robert,

```
>>>
>>> You asked me back in May whether the round would be public or just for a
>>> few people, and I told you that you were on the short list for first
>>> outreach. Here it is, finally.
>>>
>>> It's public. We're in soft launch now at wefunder.com/kindora, going
>>> fully public in September. $100 minimum, so it's built for exactly the kind
>>> of community you and I both come from, not just big checks. SAFE plus a
>>> revenue share, mission locked into the charter, so the nonprofits we serve
>>> can genuinely own a piece of this.
>>>
>>> You already know the pitch better than most, you've heard me give it
>>> live in your own room. If you're still in, I'd be honored to have you as
>>> one of the first. And if you know other Cientifico Latino or Camelback
>>> folks who'd want to own a piece of something like this too, send them my
>>> way.
>>>
>>> Thank you for having me back in May, and for believing in this from the
>>> start.
>>>
>>> Justin
>>>
>>>
>>> A note for good order: this is not an offer to sell securities and we
>>> are not accepting funds now. Any indication of interest is non-binding, and
>>> an investment could only be made through Wefunder after we file our
>>> offering statement with the SEC.
>>>
>>
>
> --
>
>
>
> Justin Steele
>
> Co-Founder & CEO
>
>
> justin@kindora.co
>
> www.kindora.co
>
> LinkedIn Profile <https://www.linkedin.com/in/justinrichardsteele/>
>
```

[6] 2026-07-22 13:18 — R [redacted]

```
Perfect, can do!

On Wed, Jul 22, 2026 at 1:18 PM Justin Steele <justin@kindora.co> wrote:

> Feel free to share the Wefunder page link directly with folks, and if they
> have questions, have them shoot me an email.
>
> On Wed, Jul 22, 2026 at 10:03 AM Robert <rfernandez718@gmail.com> wrote:
>
>> Perfect, sounds good. Ok can do, if I get those who are interested, do I
>> pass on their emails?
>>
>> On Wed, Jul 22, 2026 at 1:02 PM Justin Steele <justin@kindora.co> wrote:
>>
>>> Thanks Robert! The real gate to accept your money is a public Form C
>>> filing. We're working with a CPA on that right now. Once its in, I can
>>> start accepting the early investors before the public raise. Hopefully that
>>> will land mid-August.
>>>
>>> Feel free to share with your close in network, but don't blast on social
>>> yet. We'll save the wide push for the public campaign.
>>>
>>> On Wed, Jul 22, 2026 at 9:51 AM Robert <rfernandez718@gmail.com> wrote:
>>>
>>>> Hey Justin,
>>>> This is great! Thank you for keeping me in mind. I take it in September
>>>> is when we have to process the payment (it says further details to come).
>>>>
```

```
>>>> As for other community members, I will definitely let you know. Is it
>>>> restricted to Científico Latino or Camelback or can I share it with some
>>>> colleagues in the financial world?
>>>>
>>>> I'm super excited for the next steps.
>>>>
>>>>
>>>> Best,
>>>> Rob
>>>>
>>>> On Tue, Jul 21, 2026 at 7:11 PM Justin Steele <justin@kindora.co>
>>>> wrote:
>>>>
>>>>> Hey Robert,
>>>>>
>>>>> You asked me back in May whether the round would be public or just for
>>>>> a few people, and I told you that you were on the short list for first
>>>>> outreach. Here it is, finally.
>>>>>
>>>>> It's public. We're in soft launch now at wefunder.com/kindora, going
>>>>> fully public in September. $100 minimum, so it's built for exactly the kind
>>>>> of community you and I both come from, not just big checks. SAFE plus a
>>>>> revenue share, mission locked into the charter, so the nonprofits we serve
>>>>> can genuinely own a piece of this.
>>>>>
>>>>> You already know the pitch better than most, you've heard me give it
>>>>> live in your own room. If you're still in, I'd be honored to have you as
>>>>> one of the first. And if you know other Cientifico Latino or Camelback
>>>>> folks who'd want to own a piece of something like this too, send them my
>>>>> way.
>>>>>
>>>>> Thank you for having me back in May, and for believing in this from
>>>>> the start.
>>>>>
>>>>> Justin
>>>>>
>>>>>
>>>>> A note for good order: this is not an offer to sell securities and we
>>>>> are not accepting funds now. Any indication of interest is non-binding, and
>>>>> an investment could only be made through Wefunder after we file our
>>>>> offering statement with the SEC.
>>>>>
>>>>
>>>
>>> --
>>>
>>>
>>>
>>> Justin Steele
>>>
>>> Co-Founder & CEO
>>>
>>>
>>> justin@kindora.co
>>>
>>> www.kindora.co
>>>
>>> LinkedIn Profile <https://www.linkedin.com/in/justinrichardsteele/>
>>>
>>
>
> --
>
>
>
> Justin Steele
>
> Co-Founder & CEO
>
>
> justin@kindora.co
>
> www.kindora.co
>
> LinkedIn Profile <https://www.linkedin.com/in/justinrichardsteele/>
>
```

---

69. A name or two, if any come to mind

Opened: 2026-0[redacted] outbound) · **EXTERNAL** · **LEGEND PRESENT**
External partici[redacted]

[1] [RL] 2026-07- : —

```
Hey Howie,

Been seeing your posts, congrats on EdVisorly's Series A. Good to see the
portfolio paying off.

Wanted to give you an update. Kindora's community round is live in soft
launch at wefunder.com/kindora, going public in September. SAFE plus a
revenue share on concessionary terms, mission locked into the charter, the
nonprofits we serve owning a piece. I know this isn't Black Operator
territory, it's not built for a fund. But you're plugged into more angels
than almost anyone I know, and I'd love to know who in your world thinks
about impact and returns together. A name or two would mean a lot if anyone
comes to mind. I just dropped James at MIE a note today after you
encouraged me to connect with him.

Justin


A note for good order: this is not an offer to sell securities and we are
not accepting funds now. Any indication of interest is non-binding, and an
investment could only be made through Wefunder after we file our offering
statement with the SEC.
```

[2] 2026-07-21 16:46 — JUSTIN

```
B-corp!

If you want to side step onboarding and get straight to the money, just hit
our AI chat with a few prompts and watch the grant recommendations start
coming :)

https://www.kindora.co/en/ai

Appreciate you.
```

[3] 2026-07-21 18:44 — James No[redacted]

```
Nice.  Glad to see the mission continuing.  Side note, i still need to get
on the platform. When I get back from the east coast later in august lets
find time.

Are you all a B-corp or 501c3?  That'll help me figure out the right
direction.
-
```

---

70. Thinking of you + an update

Opened: 2026-07-[redacted] nd) · **EXTERNAL** · **LEGEND PRESENT**
External participa[redacted]

[1] [RL] 2026-07-21 17:36 — JUSTIN

```
Hi Erin, I hope you and your family are well. I didn't want to crowd this
past season with anything else. I hope this summer has held some healing.

At our coffee almost a year ago, you told me to reach out if we decided to
raise angel money. That time has come, and true to form, we're doing it
differently. We're running a community round on Wefunder instead of
traditional VC: a SAFE paired with a revenue share, so capital can return
through operations instead of only waiting on an exit, with the mission
locked into the charter. We're chasing impact and returns together, and
doing everything we can to protect both. I don't know what shape your
investing takes these days, but if this interests you at all, Karibu and I
```

```
would be excited to have you on board. The page is live at
wefunder.com/Kindora, soft launch now and public in September, and
accredited folks who come in early get the same $10M cap as our anchors.

Mostly I'd value your read, and if it resonates, the door is wide open.

Justin


A note for good order: this is not an offer to sell securities and we are
not accepting funds now. Any indication of interest is non-binding, and an
investment could only be made through Wefunder after we file our offering
statement with the SEC.
```

---

71. Your thoughts on my raise

Opened: 2026-[redacted]bound) · **EXTERNAL** · **NO LEGEND IN THREAD**
External partic[redacted]

[1] [R] 2026-07-21 19:28 — JUSTIN

```
Hey Lyel, appreciated your response to Nan on LinkedIn. I agree that most
of us aren't struggling because the money isn't out there. We're struggling
because we don't know where to find it or how to ask for it in a way that
actually lands. One of the hardest parts of raising capital for me has been
protecting the mission while not coming off as so different to investors
that they automatically pass.

I'm trying to build a company that can grow without letting the mission get
redefined by whoever's writing the check. Just put the raise out into the
world: wefunder.com/kindora. I know you're slammed, but if a few minutes
open up and something jumps out at you, good or bad, I'd genuinely love to
hear your thoughts and advice.

Happy to jump on a call too: https://calendly.com/justin-kindora/1-2-1

Justin
```

[2] 2026-07-24 13:29 — Lyel Resn [redacted]

```
Found time for Mon.  Excited to dive in and catch up!

Warmly
Lyel

On Tue, Jul 21, 2026 at 10:28 PM Justin Steele <justin@kindora.co> wrote:

> Hey Lyel, appreciated your response to Nan on LinkedIn. I agree that most
> of us aren't struggling because the money isn't out there. We're
> struggling because we don't know where to find it or how to ask for it in
> a way that actually lands. One of the hardest parts of raising capital for
> me has been protecting the mission while not coming off as so different to
> investors that they automatically pass.
>
> I'm trying to build a company that can grow without letting the mission
> get redefined by whoever's writing the check. Just put the raise out into
> the world: wefunder.com/kindora. I know you're slammed, but if a few
> minutes open up and something jumps out at you, good or bad, I'd genuinely
> love to hear your thoughts and advice.
>
> Happy to jump on a call too: https://calendly.com/justin-kindora/1-2-1
>
> Justin
>
```

---

72. An update and a favor

Opened: 2026-07-21 20:24 · **Messages:** 1 · 1 outbound · **EXTERNAL** · **LEGEND PRESENT**
External par[redacted]

[1] [RL] 2026-07-21 20:24 — JUSTIN

Hey Shu Dar, hope you're well and getting into good trouble this summer.

Kindora's community round just went live on Wefunder: wefunder.com/kindora. SAFE plus revenue share, not straight equity, $1M target. The goal is to build a capital structure that doesn't quietly hand control to whoever writes the biggest check, which feels like it should be right in your wheelhouse given the work you do.

I'd genuinely love your unvarnished read. Does the structure actually protect what it says it protects? And if anyone in your orbit would find this interesting, either as an investor or just someone who thinks hard about equitable capital, I'd welcome the intro.

I know we only get so many "idiosyncracy credits" in this game, and what I'm trying to do here is a bit unorthodox. I'm hoping we chart a new course, but if not, I think it's worth trying.

Justin

Kindora is 'testing the waters' under Regulation Crowdfunding to gauge interest in a community round. No money or other consideration is being solicited, and if sent, it won't be accepted. No investment can be made until we file a Form C with the SEC, and any investment would happen only through Wefunder's platform at that point. This isn't a binding offer or commitment on either side.

---

73. What you told me at Farley's, and my best attempt at it

Opened: 2026-07-21 [redacted]

[1] [RL] 2026-07-21 20:46 — JUSTIN

Hi Davida,

At Farley's, you told me about being in the ICU while your investors tried to take your company. It's stuck with me, and it's a big part of why I didn't go the traditional investor route with Kindora. I've carried it through every decision about how to structure my company.

We just opened a small community round on Wefunder, structured as a SAFE plus revenue share instead of straight equity, so control doesn't quietly transfer to whoever writes the biggest check. I've also spent a bunch of time with MoFo structuring the charter and by-laws to lock in mission and founder control.

You also told me to get traction and revenue before I went anywhere near investors. We're not big yet, but the traction is real and the revenue is growing fast, and I'm bringing on a fractional business development person this week to push harder on it.

I'd love to just share this with you and get your reaction. No pressure to invest, I mainly want your read on whether the structure actually holds up: wefunder.com/kindora. Happy to talk if you have time, but just as happy to get your thoughts over email.

Justin

Kindora is 'testing the waters' under Regulation Crowdfunding to gauge interest in a community round. No money or other consideration is being solicited, and if sent, it won't be accepted. No investment can be made until we file a Form C with the SEC, and any investment would happen only through Wefunder's platform at that point. This isn't a binding offer or commitment on either side.

[2] 2026-07-22 19:07 — David [redacted]

Hi Justin,

I am very happy to hear that my story had such a positive impact on you and

Kindora. Congratulations on all the fantastic progress and persistent adherence to your values.

It's been some time since we last connected – I am afraid you don't know about the latest developments. I, very sadly, had a tumor recurrence last year and had to have surgery again in the Fall. I have been struggling with that in all its dimensions since. It's been the hardest journey I could have ever asked for. There are absolutely no silver linings on this one. None.

Sorry for the sad story, but it is life in all its glory. Deeply painful and sad to share.

Very happy to continue to support in any way I can. And glad to hear about your structure as you move forward – it all seems quite innovative.

Considering my current situation, is there anything more I can do to be helpful?

Lastly, a question for you: Brian is pivoting the company towards data centers, because governments and businesses don't currently care about air quality anymore, unless it's in the context of license-to-operate. I'm currently on long-term leave, btw. Do you have any good contacts at the hyperscalers?

Davida

[3] 2026-07-22 19:41 — JUSTIN

So sorry to hear that Davida. What a crazy game life is. The ways in which the universe dolls out suffering to whom and for what duration is a mystery to me. Please don't hesitate to ask if there's anything I can do.

I do know Reggie McKnight, who leads Google's data center community engagement. Would that be a helpful connection?

https://www.linkedin.com/in/reginald-mcknight-b415b1a/

No need to do anything for me. Mostly just looking for reactions from folks who have walked this journey. You've already given me more than enough. But if you decide to dive into the Wefunder page and anything sticks out to you, give me a shout. My biggest worries are that 1) we present as too unorthodox to attract most professional investors and 2) we end up choosing an investment vehicle that undermines the mission or our business success (feels like I'm balancing on a razor's edge here).

[4] 2026-07-22 19:44 — JUSTIN

In case you want to reach out to Davida with your pastor and survivor hat on . . .

---------- Forwarded message ---------
From: Davida Herzl <davida@aclima.earth>
Date: Wed, Jul 22, 2026 at 7:07 PM
Subject: Re: What you told me at Farley's, and my best attempt at it
To: <justin@kindora.co>
Cc: Davida Herzl <davida@aclima.io>

Hi Justin,

I am very happy to hear that my story had such a positive impact on you and Kindora. Congratulations on all the fantastic progress and persistent adherence to your values.

It's been some time since we last connected – I am afraid you don't know about the latest developments. I, very sadly, had a tumor recurrence last year and had to have surgery again in the Fall. I have been struggling with that in all its dimensions since. It's been the hardest journey I could have ever asked for. There are absolutely no silver linings on this one. None.

Sorry for the sad story, but it is life in all its glory. Deeply painful and sad to share.

```
Very happy to continue to support in any way I can. And glad to hear about
your structure as you move forward - it all seems quite innovative.

Considering my current situation, is there anything more I can do to be
helpful?

Lastly, a question for you: Brian is pivoting the company towards data
centers, because governments and businesses don't currently care about air
quality anymore, unless it's in the context of license-to-operate. I'm
currently on long-term leave, btw. Do you have any good contacts at the
hyperscalers?

Davida
```

[5] 2026-07-22 20:05 — Davida Herz [redacted]

```
Thank you, Justin. I haven't made sense of it myself - far from it. I
really don't comprehend what happened to me.  I don't know if I ever will.

And yes, the connection to Reggie would be very fruitful. Can you introduce
Brian and put me on cc? He can give more context as well, if needed. His
email is
Brian Crisp <brian.crisp@eclima.earth>

I'll send more thoughts as they develop in the next few days..
```

---

74. Taking you up on the family office offer

Opened: 2026-07-21 [redacted] utbound) · **EXTERNAL** · **LEGEND PRESENT**
External participant [redacted]

[1] [RL] 2026-07-21 20:59 — JUSTIN

```
Phil!

Congrats on Young Global Leaders. Well deserved.

Remember that sheet we all filled out at Suz's, what we could offer the
group? Yours said values-aligned family offices, pro bono, not a FA. Still
down for that?

Kindora just opened a small community round on Wefunder, SAFE plus revenue
share instead of straight equity. Not asking anything of you personally,
just wondering if any family offices in your world would find it
interesting. If so, I'd love an intro. If not, no worries at all.

Purposefully not going the traditional VC route here, so looking for those
unicorns that want to truly pursue mission and profit.

Here it is either way, in case you want to poke at it: wefunder.com/kindora

Justin


Kindora is 'testing the waters' under Regulation Crowdfunding to gauge
interest in a community round. No money or other consideration is being
solicited, and if sent, it won't be accepted. No investment can be made
until we file a Form C with the SEC, and any investment would happen only
through Wefunder's platform at that point. This isn't a binding offer or
commitment on either side.
```

[2] 2026-07-21 21:03 — Philip [redacted]

```
of course! who are your dream family offices? i guess folks who'll be
interested in GiveTech? saw camelback on there too.

*--*
*Phil Chow* | CEO
*Humanitas*
*US: 650.862.2646* I* LinkedIn
<https://l.gourl.es/l/3cb705fc54844a44a5bbc5942cbcbf0f598f7aae?u=5438277>*
```

```
*Book a meeting with me on Calendly
<https://l.gourl.es/l/a3dba8d5ae55ee09a84a2fcf64b5374ab9b858c2?u=5438277>*
```

[3] [RL] 2026-07-23 18:12 — JUSTIN

```
Did some homework. GiveTech's a fair comp directionally, though we're more
infrastructure than a single vertical tool. And yep, Camelback backed us
early.

The dream profile: family offices that invest directly in mission-locked
companies and are comfortable with catalytic structures like revenue share
or recoverable grants. The names at the top of my list:

   - *Candide Group* (Morgan Simon and Aner Ben-Ami, the Pritzker family's
   investment arm, right here in Oakland)
   - *Rippleworks* (Chris Larsen's foundation, invests directly in social
   ventures)
   - *Better Ventures* (Oakland fund backing B2B tech for impact, writes
   smaller checks)

If any of those are in your world, an intro would be gold. And if you know
a family office I didn't name that fits that shape, trust your gut over my
filter. Happy to send a short forwardable blurb to make any intro easy.

Appreciate you!

Justin

Kindora is 'testing the waters' under Regulation Crowdfunding to gauge
interest in a community round. No money or other consideration is being
solicited, and if sent, it won't be accepted. No investment can be made
until we file a Form C with the SEC, and any investment would happen only
through Wefunder's platform at that point. This isn't a binding offer or
commitment on either side.
```

[4] 2026-07-23 21:03 — Philip C [redacted]

```
i know doug galen from rippleworks. surprised you haven't come across him
already.

send me a forwardable blurb addressed to him?


*—*
*Phil Chow* | CEO
*Humanitas*
*US: 650.862.2646* I* LinkedIn
<https://l.gourl.es/l/242ab9b7505476e184500c5dd80aba9743a8193f?u=5438277>*
*Book a meeting with me on Calendly
<https://l.gourl.es/l/fca4c5f4a59274f7c37e9b9eff4a571580e82d63?u=5438277>*
```

[5] [RL] 2026-07-23 22:06 — JUSTIN

```
Just sent one! Thank you Phil.

On Thu, Jul 23, 2026 at 9:03 PM Philip Chow <philip@humanitas.ai> wrote:

> i know doug galen from rippleworks. surprised you haven't come across him
> already.
>
> send me a forwardable blurb addressed to him?
>
>
> *—*
> *Phil Chow* | CEO
> *Humanitas*
> *US: 650.862.2646* I* LinkedIn
> <https://l.gourl.es/l/242ab9b7505476e184500c5dd80aba9743a8193f?u=5438277>*
> *Book a meeting with me on Calendly
> <https://l.gourl.es/l/fca4c5f4a59274f7c37e9b9eff4a571580e82d63?u=5438277>*
>
>
> On Thu, Jul 23, 2026 at 6:12 PM Justin Steele <justin@kindora.co> wrote:
>
```

```
>> Did some homework. GiveTech's a fair comp directionally, though we're
>> more infrastructure than a single vertical tool. And yep, Camelback backed
>> us early.
>>
>> The dream profile: family offices that invest directly in mission-locked
>> companies and are comfortable with catalytic structures like revenue share
>> or recoverable grants. The names at the top of my list:
>>
>>    - *Candide Group* (Morgan Simon and Aner Ben-Ami, the Pritzker
>>    family's investment arm, right here in Oakland)
>>    - *Ripplewords* (Chris Larsen's foundation, invests directly in
>>    social ventures)
>>    - *Better Ventures* (Oakland fund backing B2B tech for impact, writes
>>    smaller checks)
>>
>> If any of those are in your world, an intro would be gold. And if you
>> know a family office I didn't name that fits that shape, trust your gut
>> over my filter. Happy to send a short forwardable blurb to make any intro
>> easy.
>>
>> Appreciate you!
>>
>> Justin
>>
>> Kindora is 'testing the waters' under Regulation Crowdfunding to gauge
>> interest in a community round. No money or other consideration is being
>> solicited, and if sent, it won't be accepted. No investment can be made
>> until we file a Form C with the SEC, and any investment would happen only
>> through Wefunder's platform at that point. This isn't a binding offer or
>> commitment on either side.
>>
>

--



Justin Steele

Co-Founder & CEO


justin@kindora.co

www.kindora.co

LinkedIn Profile &lt;https://www.linkedin.com/in/justinrichardsteele/&gt;
```

[6] 2026-07-23 22:07 — Philip Cho [redacted]

```
👍

Philip Chow reacted via Gmail
&lt;https://www.google.com/gmail/about/?utm_source=gmail-in-product&utm_medium=et&utm_campaign=emojireactionemail#app&gt;
```

---

75. The patient-capital brainstorm from your Suz's sheet

Opened: 2026-07-21 [redacted]
External participants: [redacted]

[1] [RL] 2026-07-21 21:24 — JUSTIN

```
Hi David,

It's been a while since the CPA recommendations you tracked down for
Outdoorithm back after the Responsible Innovation dinner. I really
appreciated the help.

Since then I've built Kindora, an AI platform helping nonprofits find and
win funding. It's a PBC, and we just opened a small community round on
Wefunder, structured as a SAFE plus revenue share instead of straight
equity, on purpose.
```

I remember your sheet from Suz's said you could share your intro 101 docs on PBCs and entity selection, and that you liked brainstorming on patient capital and alternative financing for early-stage companies. That's exactly the territory I'm in now. Would love your unvarnished read on the structure, and if it's useful I'd take a look at those docs. No pressure to do anything with the round itself, just want the perspective of someone who thinks about this for a living.

It's live here: wefunder.com/kindora

Justin

Kindora is 'testing the waters' under Regulation Crowdfunding to gauge interest in a community round. No money or other consideration is being solicited, and if sent, it won't be accepted. No investment can be made until we file a Form C with the SEC, and any investment would happen only through Wefunder's platform at that point. This isn't a binding offer or commitment on either side.

[2] 2026-08-24 21:38 — David Guendelman [redacted]

Hey Justin,

Great to hear from you. Thanks for your patience on my delayed response as I was on an extended break when you wrote.

With regards to the 101 doc I had referred to, @Luisa on my team can share that with you. Its actually written by Suz and her team a few years back.

I'd be happy to set up a time to talk if that would still be helpful. If you want to focus on patient capital raising, I'd invite a member of our team, Adrian Rodriques, who is our specialist in that area.

Let me know if it still makes sense to schedule a time to talk. And if fundraising is your key issue or if there are other areas you would want to discuss so that I can be best prepared for the conversation.

Warmly,

David Guendelman
Founder & CEO
Featured in Forbes (https://www.forbes.com/sites/christophermarquis/2024/09/02/beyond-the-bottom-line-how-do-good-cfo-supports-social-enterprises/) : How Do Good CFO Supports Social Enterprises

[3] 2026-08-24 21:50 — Luisa Warn [redacted]

Hi Justin,

Here is the 101 document (https://drive.google.com/file/d/1F2cAdZOO7gBPTVcdl4sqiF8noORIsmLM/view?usp=sharing) David is referring too.

Best,

Luisa Warner
Senior Executive Assistant, Do Good CFO
www.dogoodcfo.com (https://www.dogoodcfo.com/)

Sent via Superhuman (https://superhuman.com/refer/wsmjg98i?utm_medium=signature&utm_source=product)

---

76. RE: SAFE + Revenue Share Agreement

Opened: 2026-07-[redacted] (3 outbound) · **ADVISOR** · **NO LEGEND IN THREAD**
External participa[redacted]

[1] [R] 2026-07-21 [redacted] —

This is exactly the review we needed, thank you. That pro rata catch . . . jeez.

Confirming your read of the terms, answering your questions, then a rundown of the doc comments so you can turn a clean draft.

Your three bullets are right: $10M cap for anchors and the first $350K, $12M after. 3% of Adjusted Gross Revenues, quarterly, once ARR first passes

$1M, up to 1.5x. And on the repurchase point, no new drafting needed. Section 4 prepayment is exactly what I meant: we can pay off the unpaid part of the Repayment Amount at any time and the SAFE itself is untouched. By "uncapped" I only meant there's no ceiling on the equity outcome, nothing about the valuation cap. Sorry for the confusion.

Your 10(a) hypothetical: *the investor gets $100 of shares.* Conversion always converts the full Purchase Amount, the unpaid revenue share terminates at conversion, and payments already made are kept with no credit against the shares. Deliberately generous, and it matches what we've published: the SAFE is the primary path, the revenue share is the safety valve. It also keeps the instrument explainable in one sentence, convert fully and keep what you've received. Same answer on the optional conversion: full Purchase Amount at the Safe Price, and electing to convert ends that holder's remaining revenue share.

For consistency at a Liquidity Event: keep your "unrepaid" fix on the cash leg, but set the conversion leg at Purchase Amount divided by the Liquidity Price, so an investor who's been paid down still owns their upside in an exit. Your waterfall consistency edit we take as drafted.

The rest of the calls:

1. *Optional conversion window:* make it three years instead of two. Still inside your 2-to-5 band, and by then the ARR trigger will have resolved, so investors elect with information.
2. *Dividends:* yes, add your reversal. As-converted participation if we ever declare on common, reducing the Repayment Amount. No good-faith obligation to consider dividends though. The participation right is enough, and I don't want a board duty attached to it.
3. *Outside date on the trigger:* agree with you, none.
4. *Adjusted Gross Revenues:* accept your deduction list as drafted.
5. *Usury architecture:* accept in full. The 3(f) annual caps, the consistent interest characterization, all of it. Good catch on the wink-wink clause.
6. *Also accepted as drafted:* two permitted deferrals, the aggregate pro rata fix and the Other Revenue Share Agreements structure (intent confirmed: both lanes, Reg CF and Reg D, identical terms in one pool), the parity carve-out, and deleting the 12(g) repurchase clause as moot.
7. *Blanks:* target $50,000, maximum $1,235,000.
8. *ARR definition:* your 1(r) straw man works for me.

Two of your comments go to Wefunder and I'm chasing both at tomorrow's sync with the Wefunder team: how the SPV actually holds these instruments, and whether the $10M-then-$12M structure runs as two offerings or through their standard early-bird mechanic.

Then tax review whenever you're ready. I know your preference is still the plain SAFE, and I appreciate you making this one work.

If I missed any considerations, let me know.

Justin

[2] 2026-07-21 22:52 — "Silva, Alfredo [redacted]

Hi Justin,

Please see my revisions and comments on the SAFE form attached. Before you get to it, just wanted to reiterate that as I understand, the key deal terms are:

* Caps: $10M for anchors and Reg CF early-bird (first $150K), $12M for regular Reg CF.
* Repays once quarterly at 3% gross revenue, once past $1mm ARR, up to 1.5x.
* Add in company repurchase right, but the right is just to buy out the revenue share element. <-- per prior email, I didn't follow this point, so can't be sure this is reflected.

You mentioned that Calm added an investor-side conversion right at 18 months so the SAFEs don't sit unconverted forever in a company that's healthy but never exits, and that may address the dead money worry better than a dividend does. I have added that feature as a straw man. To be clear, that's actually a feature I suggested to you on our call Friday (though I suggested something like 2-5 years, not as short as 18 months).

* Note also that, conversion alone doesn't solve the dead money issue, because having shares doesn't make you have cash, it's getting dividends when you declare them that gets you the cash, which is why I was suggesting coupling the conversion right with an obligation to consider in good faith making dividends.
* Further, we could structure the SAFE so that you don't even have to convert to common to get dividends, and that rather, if you declare dividends while the SAFE is outstanding, the SAFE participates in the dividend as if it had converted to common. In

fact, that's standard for how SAFEs work generally, this form is odd in that it doesn't work that way by default. Should I add that?

You also had some questions for me; copying them from an earlier email with answers in red below.

1. One question for your judgment: whether to pair the trigger with an outside date, say the earlier of $1M ARR or year five, so the obligation cannot float forever. I can see it either way. Since I don't really like the idea of mandatory payments anyway, I'd prefer to not have an outside date, and think they'd be more than adequately protected by a conversion option if we include that.
2. While you're in the document, I'd like your read on the mechanics investors will ask about how the investor pool is defined (intent is both lanes, Reg CF and Reg D, on the same terms). There are some comments and edits in the document to this very point, let me know if you have any questions after you review.
3. What happens to the revenue share at SAFE conversion and in an acquisition?
    * Conversion: Let's say that you paid 0x to .5x – then it clearly goes away. My bigger concern is double dipping, where you've already paid in excess of 0.5x. See my comment on 10(a).
    * Acquisition: gets repaid.
4. Whether the company can redeem the obligation. See comment above and prior email – sorry, not quite sure what you were getting at. That said, you can always prepay up to the full 1.5x, that's in Section 4.
5. How ARR is defined and measured. Up to you, as this is a term you're adding that isn't in the form, but see straw man language in the document in Section 1(r).

Note that I haven't had tax review yet – think we should land on some terms before I send to them.
Let me know of any further questions or comments, and look forward to your responses on some of the comments in the doc to your attention. As you can see, there's a lot of wood to chop. My preference would stil

[3] 2026-07-23 03:46 — "Silva, Alfre [redacted]

Hey Justin, thanks for this. How did the call with the Wefunder team go?Any clarifying points that I can incorporate when I turn the markup?

Best regards,
Fredo

[4] [R] 2026-07-27 18:38 — JUSTIN

Hi Fredo,

We have answers from Wefunder now, both in writing and on a call. Everything relevant to the markup:

SPV mechanics. The SPV signs the agreement, not the individual investors. Post-funding, the quarterly revenue-share payment goes to the SPV as a single payment and the SPV handles distribution to its members. So the SPV is the Investor counterparty in the doc.

Early-bird caps. It's their standard mid-raise mechanic, which they call Early Bird and Standard terms, not two separate offerings. Mechanically it runs as two SPVs in the one raise: one at the $10M cap for the early-bird first $350K, one at the $12M cap after.

The pro rata bug. Confirmed, and they're fixing it in their template library. They didn't say who originally drafted the template or whether it was ever attorney-reviewed. Still open if you think it matters.

Fee. 7% flat on the Reg CF raise, not the 7.9% in the template.

New item, a Tax Service Agreement. Because we're using the SAFE + Revenue Share with an SPV, Frances says we have to sign their Tax Service Agreement (wefunder.com/kindora/tax_service_agreement). We'd owe them an additional fee only in years we make a revenue-share payout, to cover their tax filing and admin. Flagging it for you and your tax team, since it sits right on top of the loan and interest characterization you're working through.

Reg D. They confirmed the hybrid split (unaccredited to Reg CF, accredited to Reg D), but only verbally so far. Tell me if you want a clean 506(c) confirmation in writing before we file.

One ask back from them: Frances asked twice to see your redline, so she can update their template library and confirm the doc reflects the SPV signing. Will do when you're ready.

That should be everything you need to turn the clean markup. Thank you as always.

Justin

[5] 2026-07-28 00:02 — "Silva, Alfredo B." [redacted]

[redacted] the call with Wefunder?

From: Silva, Alfredo B.
Sent: Wednesday, July 22, 2026 8:47 PM
To: 'Justin Steele' <justin@kindora.co>
Subject: RE: SAFE + Revenue Share Agreement

Hey Justin, thanks for this. How did the call with the Wefunder team go?Any clarifying points that I can incorporate when I turn the markup?

Best regards,
Fredo

From: Justin Steele <justin@kindora.co<mailto:justin@kindora.co>>
Sent: Tuesday, July 21, 2026 10:35 PM
To: Silva, Alfredo B. <ASilva@mofo.com<mailto:ASilva@mofo.com>>
Subject: RE: SAFE + Revenue Share Agreement

External Email

____
This is exactly the review we needed, thank you. That pro rata catch . . . jeez.Confirming your read of the terms, answering your questions, then a rundown of the doc comments so you can turn a clean draft. Your three bullets are right: $10M cap for anchors and the first $150K, $12M after. 3% of Adj

<https://login-us.mimecast.com/u/login/?gta=apps&link=cybergraph-report/eyJhbGciOiJSUzI1NiIsInR5cCI6IkpXVCJ9.eyJ1cmwiOiJBMjU2R0NNIn0.ZK_9WMN5RZt89EYWyQw7VvXD40FCLqf8DWX6OpEgnZH6zE2B4IbmaGvn5USYc9rboGhdhqqMon1GAyFZ_7i0deTcKKIsHpSiyGwXSPnN_p9ITBVsH-_RJvw.I2JFvBJi35HRmkLH.TtWNYQP9cd4CZ_gUrEOBKsCNz4PH673zaDs9W5m2uYfysaZ__dfN6L4s0P7uIVbRlT8O0kFTcyQb8IpdOhFW-IRP03TTFq7vMZ0QxNWSDWBZkFqHfJfUf6EoujYrZrWQZPJ67k-jhjVxQtgMY8hgBux2-8jVwb52sgtJeoBLOwHcv7p16A44sWGeDeqc0LV_OXFZIwTJc3yiv-tVRtC1fC3UNJUQyAo2gjzafQ5OIikqAajnNBU3OcAS6O4IXZYJvpq3pdsHCjj3IwoSrpLac8T5fNYkF8VuRIB-aKTq4c77KJ_tOzFbnrMgxWEVRkPyfKVaWK43E60QwMOn3I45VJV6pWIIIG85fa5ZrEZancIAcaQyuimTpYoLK6tHbMuG2PKgHiPHBWBCYwANfZdHS_3lGDH8uWkmTqnw8ggw2

CGBANNERINDICATOR

This is exactly the review we needed, thank you. That pro rata catch . . . jeez.

Confirming your read of the terms, answering your questions, then a rundown of the doc comments so you can turn a clean draft.

Your three bullets are right: $10M cap for anchors and the first $150K, $12M after, 3% of Adjusted Gross Revenues, quarterly, once ARR first passes $1M, up to 1.5x. And on the repurchase point, no new drafting needed. Section 4 prepayment is exactly what I meant: we can pay off the unpaid part of the Repayment Amount at any time and the SAFE itself is untouched. By "uncapped" I only meant there's no ceiling on the equity outcome, nothing about the valuation cap. Sorry for the confusion.

Your 10(a) hypothetical: the investor gets $100 of shares. Conversion always converts the full Purchase Amount, the unpaid revenue share terminates at conversion, and payments already made are kept with no credit against the shares. Deliberately generous, and it matches what we've published: the SAFE is the primary path, the revenue share is the safety valve. It also keeps the instrument explainable in one sentence, convert fully and keep what you've received. Same answer on the optional conversion: full Purchase Amount at the Safe Price, and electing to convert ends that holder's remaining revenue share.

For consistency at a Liquidity Event: keep your "unrepaid" fix on the cash leg, but set the conversion leg at Purchase Amount divided by the Liquidity Price, so an investor who's been paid down still owns their upsid

[6] 2026-07-28 23:17 — "Silva, Alfredo B[redacted]

Thanks, Justin, working on this w[redacted] will circle back (with redlines) when ready. Are there drafts of the disclosures and Reg C filing read[redacted]

[7] 2026-07-28 23:27 — "Silva, Alfredo B[redacted]

Justin, it looks like I can't access the tax service agreement. Can you download and send it to me, please?

Thanks,
Fredo

From: Silva, Alfredo B.
Sent: Tuesday, July 28, 2026 4:17 PM
To: 'Justin Steele' <justin@kindora.co>
Subject: RE: SAFE + Revenue Share Agreement

Thanks, Justin, working on this with tax counsel and will circle back (with redlines) when ready. Are there drafts of the disclosures and Reg C filing ready yet?

From: Justin Steele <justin@kindora.co<mailto:justin@kindora.co>>
Sent: Monday, July 27, 2026 6:39 PM
To: Silva, Alfredo B. <ASilva@mofo.com<mailto:ASilva@mofo.com>>
Subject: RE: SAFE + Revenue Share Agreement

External Email

____

Hi Fredo, We have answers from Wefunder now, both in writing and on a call. Everything relevant to the markup: SPV mechanics. The SPV signs the agreement, not the individual investors. Post-funding, the quarterly revenue-share payment goes to the SPV as a single payment and the SPV handles distribut

<https://login-us.mimecast.com/u/login/?gta=apps&link=cybergraph-
report/eyJhbGciOiJSUzI1NiIsInR5cCI6IkpXVCJ9.eyJ1cmwiOiJodHRwczovL2Nvbm5lY3Qud2VmdW5kZXIuY29tL2ludmVzdG9yLnByb2ZpbGUvIiwiYWNjb3VudF9pZCI6IjEyMzQ1Njc4OTAiLCJleHAiOjE3ODQ1Njc4OTB9.FBCZcppi1yLkv8f-nrKHcsXKl041cjGF794kll-
9E7TDhBDxgFwx_1KDBlFgwJw_vp_JnY7cg1BO8-
RktKp8yuNvzxXXblKqx_4B2s6y1nBOiQgxdAo_245mRd_h85bZf7B5BVd5e2tZDKpFqLZgqRy_vnvexN8gvGl0mChAqDKjTYwAdp9AV2NMYk1eUI06pnonsN8jxGgYmNVHnyD
bdj6yO6zzext PMKGn5O1Vg.dTPEARGWbAeLMrp5.w2XlQHSX5HAm-nsO0rJr1mOQw5OLxNxguD5-c_Qw1DmVR4-ys84tfvjn5KZS8x3iHge8OeecLZH72Kj2eU-
AIDozi15B5YrUjd5oaAZeuvxswXXqeLZH9fKaqUNDOF0i4_vZSmEQHJQsOqXKITICLX39b8r5s-
us2O5h3JEmn1b9FuGvcbQ3HqwzA3IlxIN8DgpbvWAAbqb5lWF7zblSY8EjtI_TEuTO3Y6QIPg1d1ndAW8mdcOF77Oyq_lNNFLWoyeOH-nPrxX3LMPUkPaewsYfbRqv-
AAhAcJVDOuT5CbxzfSHWMGTnBJRi745IYBaUfVh_PW_POeAb6roAGY49Pc7JkhnvvBe9oDi-
J24dp9po5YuByLd8GQk5zu1OQ9vr7goHKDMEK0XRGLFy7Gje8qewxxOTeiz7t5VxVY5_yicZzUnd2dzj-Q-BPP5N8c.a4TGIZG18b-h0Af1HPY9bw>

CGBANNERINDICATOR

Hi Fredo,

We have answers from Wefunder now, both in writing and on a call. Everything relevant to the markup:

SPV mechanics. The SPV signs the agreement, not the individual investors. Post-funding, the quarterly revenue-share payment goes to the SPV as a single payment and the SPV handles distribution to its members. So the SPV is the Investor counterparty in the doc.

Early-bird caps. It's their standard mid-raise mechanic, which they call Early Bird and Standard terms, not two separate offerings. Mechanically it runs as two SPVs in the one raise: one at the $10M cap for the early-bird first $150K, one at the $12M cap after.

The pro rata bug. Confirmed, and they're fixing it in their template library. They didn't say who originally drafted the template or whether it was ever attorney-reviewed. Still open if you think it matters.

Fee. 7% flat on the Reg CF raise, not the 7.9% in the template.

New item, a Tax Service Agreement. Because we're using the SAFE + Revenue Share with an SPV, Frances says we have to sign their Tax Service Agreement (wefunder.com/kindora/tax_service_agreement<https://wefunder.com/kindora/tax_service_agreement>). We'd owe them an additional fee only in years we make a revenue-share payout, to cover their tax filing and admin. Flagging it for you and your tax team, since it sits right on top of the loan and interest characterization you're working through.

Reg D. They confirmed the hybrid split (unaccredited to Reg CF, accredited t

[8] 2026-07-29 21:17 — JUSTIN

Hi Fredo,

Tax Service Agreement attached.

On the Form C and disclosures, nothing to review yet, and it's all gated on the reviewed financials. Rashellee at RNB Capital is targeting those for late August, so we're planning to file the week of September 2 and go public around the 10th.

One scope note so we don't double up: Wefunder generates the Form C in their tool and runs the first compliance pass as part of their fee. Where we'd want you is the piece we scoped at the start, the Kindora-specific disclosure language and a final read before it files, not the base drafting. I'll loop you in with Wefunder so you get the draft the moment it's generated, or set up a direct line now if you'd prefer.

That Kindora-specific language is the related-party and transition items: the True Steele consulting revenue, the $40K IP purchase from True Steele, Camelback as a related party, and Karibu's transition, which fully executed. Happy to start feeding you what you need whenever you want to begin, or hold until the shell exists.

One disclosure is already drafted. My employment counsel approved this neutral language on the officer litigation, pending your securities-law read:

"An officer of the company (Justin Steele, Chief Executive Officer) is the plaintiff in a pending employment matter against a former employer. The matter is unrelated to the company's business, and the company is not a party. The officer may need to devote time to the litigation during the offering period."

Thanks Fredo.

Justin

[9] 2026-07-30 16:57 — "Silva, Alfredo [redacted]

Hi Justin,

It doesn't look like we have a whole lot of room to mark this up, given it's a form. I don't like that they're referring to you as "client" and themselves as "consultant" because it implies you have control/responsibility over the SPVs and the K-1s that it owes and they're there to help you by providing the service of managing the K-1s, when the way I understand it, they're setting up and fully responsible for the SPV, which is the actual investor in Kindora, and it's merely that they need this info from you in order to satisfy their own K-1 reporting obligations. But I don't think they'll be amenable to making what are largely cosmetic changes around that. And I haven't run by tax counsel as this isn't really about Kindora's taxes or tax positioning, its about your providing them with the info they need to do the SPV K-1s.

As to the disclosure statement, from an efficiency standpoint, probably best that I wait to review until you have a more or less complete draft. I don't have any issue with the language you shared on the employment matter.

Best regards,
Fredo

---

77. SAFE contract: three questions for tomorrow

Opened: 2026-07-21 22:48 · **Messa es:** 3 1 outbound · **ADVISOR** · **NO LEGEND IN THREAD**
External participa [redacted]

[1] [R] 2026-07-21 22:48 — JUSTIN

Hey Justin,

Quick heads up before tomorrow. Our counsel turned a full redline of the SAFE + Revenue Share yesterday and the terms have landed well. He's comfortable with the structure now, so the pushback I mentioned Sunday is resolving. Three things from his review sit with Wefunder:

1. *SPV mechanics.* The contract is written as if each investor signs directly with Kindora, but we've been assuming the Reg CF crowd pools into your SPV as one line on our cap table. Which is it, who actually signs this instrument, and what needs to change in the doc to match? This matters more than usual for us because the revenue share writes quarterly checks — one payment to an SPV is easy, hundreds of direct payments is not.
2. *The early-bird tiers.* Counsel reads the $10M-for-the-first-$150K-then-$12M structure as needing two sequential offerings. Is that how you'd run it, or is this your standard mid-raise terms change?
3. *Flag.* Counsel found a real drafting bug: as literally written, each investor is individually owed 3% of gross revenue, so fifty investors would be owed 150% of revenue. We've fixed it in our draft, but your team should know.

Also still hoping to get the parallel Reg D treatment confirmed in writing, and one small one: the template says 7.9% commission, which is what we've published. Confirm that's the final number?

See you tomorrow.

Justin

[2] 2026-07-22 11:18 — Justin Renfro [redacted]

*Frances MacKethan <frances@wefunder.com> as she'll be working with me on this.

1. *SPV mechanics.* The contract is written as if each investor signs directly with Kindora, but we've been assuming the Reg CF crowd pools into your SPV as one line on our cap table. Which is it, who actually signs this instrument, and what needs to change in the doc to match? This matters more than usual for us because the revenue share writes quarterly checks — one payment to an SPV is easy, hundreds of direct payments is not.

— One payment to the SPV quarterly is how it works post funding
— Frances — can you confirm on the mechanics of the investment contract + SPV

1. *The early-bird tiers.* Counsel reads the $10M-for-the-first-$150K-then-$12M structure as needing two sequential offerings. Is that how you'd run it, or is this your standard mid-raise terms change?

— Standard mid raise terms. Two SPVS in this one raise.

1. *Flag.* Counsel found a real drafting bug: as literally written, each investor is individually owed 3% of gross revenue, so fifty investors would be owed 150% of revenue. We've fixed it in our draft, but your team should know.

--- Thank you for flagging. @Frances MacKethan <frances@wefunder.com> -- can you update in the templates library?

Also still hoping to get the parallel Reg D treatment confirmed in writing, and one small one: the template says 7.9% commission, which is what we've published. Confirm that's the final number?

— 7% flat fee with Reg CF as a friend of ours

[3] 2026-07-22 23:03 — Frances MacKet [redacted]

Justin,

Thanks for all this! Can you send over the redline your counsel prepared of our SAFE + Revenue Share?

* *SPV mechanics.* The contract is written as if each investor signs directly with Kindora, but we've been assuming the Reg CF crowd pools into your SPV as one line on our cap table. Which is it, who actually signs this instrument, and what needs to change in the doc to match? This matters more than usual for us because the revenue share writes quarterly checks — one payment to an SPV is easy, hundreds of direct payments is not.

* The SPV is what will actually sign this agreement.
* *The early-bird tiers.* Counsel reads the $10M-for-the-first-$150K-then-$12M structure as needing two sequential offerings. Is that how you'd run it, or is this your standard mid-raise terms change?

* As Justin said, this is our standard mid-raise terms change, which we refer to as Early Bird and Standard terms.
* *Flag.* Counsel found a real drafting bug: as literally written, each investor is individually owed 3% of gross revenue, so fifty investors would be owed 150% of revenue. We've fixed it in our draft, but your team should know.

* As above, would love to see your redline.
* *Fees*. Also still hoping to get the parallel Reg D treatment confirmed in writing, and one small one: the template says 7.9% commission, which is what we've published. Confirm that's the final number?

* As Justin said, we can offer a 7% fee for your Reg CF raise.

* One other fee to flag: Since you'll be using our SAFE + Revenue Share agreement with an SPV, you will need to sign our Tax Service Agreement (https://wefunder.com/kindora/tax_service_agreement). In the Tax Service Agreement, you agree to pay us an additional fee only in years in which you have a payout (revenue share payment). This fee covers additional tax filing and admin costs on our end.

Frances MacKethan
Launch Ops Manager (she/her)
Wefunder
Disclaimer: I'm not a lawyer and nothing I say should be taken as legal advice.

78. A question for your LNW hat

Opened: 2026-07-22 [redacted] ound) · **EXTERNAL** · **LEGEND PRESENT**
External participant [redacted]

[1] [RL] 2026-07-22 18:19 — JUSTIN

```
Hi Justina,

Wanted to pick your brain on something, wearing your LNW/impact-investing
hat rather than your SFF one. The PBC fundraising platform I founded,
Kindora, is raising its next chapter as a community round on Wefunder: a
SAFE plus a revenue share instead of straight equity, deliberately not the
traditional VC path but hopefully still a compelling investment. One thing
I'd love to land is a few PRIs sourced through DAFs, not just institutional
or private philanthropy checks.

I asked Lara Fox at Marin Community Foundation about this, and she walked
me through how it actually works: a client either invests in a fund
ImpactAssets has already vetted and hosts, or does a custom deal where the
client sources and diligences it themselves and IA just confirms it fits
the impact-investment model. There's no real door for a company like
Kindora to walk up and pitch IA directly. Given you sit on the IA50 review
committee and do exactly this kind of custom-deal work at LNW, I'd
genuinely value your read: is there a real path here at our stage, and if
so what would you recommend I actually do?

For context on where things stand: I'm talking to Omidyar next week about
an institutional PRI, and hopeful for a couple more from private
philanthropy. But I'd love to be able to point to an actual DAF-sourced PRI
as proof this works, not just theory.

Here's the round if useful background: wefunder.com/kindora

Justin



Kindora is 'testing the waters' under Regulation Crowdfunding to gauge
interest in a community round. No money or other consideration is being
solicited, and if sent, it won't be accepted. No investment can be made
until we file a Form C with the SEC, and any investment would happen only
through Wefunder's platform at that point. This isn't a binding offer or
commitment on either side.
```

[2] 2026-07-23 07:05 — Justin [redacted]

```
Hi Justin,

Thanks for reaching out - exciting to hear about Kindora's next steps!

Unfortunately, Lara is correct - there really isn't a path to pitch IA
directly, particularly as a direct investment opportunity vs. a fund (which
is IA's primary focus). While I'd be happy to pass your materials along to
IA, it's highly unlikely that they would prioritize it without identified
client interest. While it's not impossible, it's not likely worth your time
and effort to pursue. I would say the same is probably true of an
organization like CapShift which serves as the outsourced impact investing
platform for several DAF sponsors like Fidelity Charitable and Chicago
Community Trust.

I think the likeliest path is to identify a HNW investor and ask them to
invest via their DAF, ideally at IA as the process might be quite onerous
at other DAF sponsors (though it might be easier if it is structured as a
recoverable grant vs. a PRI/investment).

I know that's probably not what you were hoping to hear but I'm happy to
chat further if it would be helpful!

Best,
Justina
```

[3] 2026-07-23 18:26 — JUSTIN

```
Hi Justina,

This was genuinely helpful, thank you. No surprises here. I figured this is
how it worked, but great for it to be confirmed so I don't miss an obvious
opportunity.

After your note, I pointed Kindora's own individual prospecting engine at
my personal network (3,700+ contacts) and rebuilt the scoring around this
round instead of philanthropy: who has capacity, who already speaks impact
capital, and who plausibly holds or could route DAF capital.

Here's who surfaced at the top of the DAF/recoverable-grant lane: Quinn
Delaney (Akonadi, East Bay CF board), Lisa Mensah (Oregon Community
Foundation), Miguel Santana (California Community Foundation), Nancy Chan
(WoodNext Foundation), Tracy Palandjian (Social Finance), Cecilia Conrad
(Lever for Change), Hali Lee (Donors of Color Network), Chloe Cockburn
(Just Impact), David Simms (Talanton), Rachel Korberg (Families and Workers
Fund), and Mendi Blue Pac[redacted] County's Community Foundation).
```

[4] 2026-07-24 07:30 — Justina [redacted]

```
Hi Justin,

I think that's right. It's mostly warm and direct outreach, another
reminder that networks and relationships are ultimately what make that
world go round =) Unfortunately, there's no secret path otherwise though I
will note that, because of relationships, your contacts could very likely
introduce you to others within their networks that might also have an
interest. I have found that there are social reasons for HNW individuals
and families to often co-invest together so, if you are able to convert
one, you may be able to convince them to introduce you to others and/or
even host a gathering with others in their networks to introduce Kindora.

Best,
Justina
```

---

79. What I've been buildin since Goo le.or

Opened: 2026-07-[redacted] **ND PRESENT**
External participa[redacted]

[1] [RL] 2026-07-2 [redacted]

```
Hi Liz and Caitlin,

It's been too long since our criminal justice funding days during my
Google.org years. Caitlin, I spotted you across the room at Kaitlyn and
Mike's Tom Steyer event last month and never got the chance to say hello.

After a decade leading Google.org's Americas philanthropy, I dusted off my
engineering degree and built Kindora, an AI fundraising platform that helps
small nonprofits find the right funders (institutional and individuals).
1,700+ organizations are on it, and Anthropic published a case study
<https://claude.com/customers/kindora> on how it was built. We incorporated
as a Public Benefit Corporation before launch so the communities we serve
stay at the center.

We just opened a community round on Wefunder (wefunder.com/kindora), a SAFE
paired with a capped revenue share, concessionary on purpose so foundations
can participate as a PRI and impact investors can participate without a
traditional venture exit. The nonprofits we serve become owners.

I'd genuinely value your read on the structure, whether from the family
foundation PRI side or a personal impact portfolio. Happy to share more if
you're interested.

Best,

Justin


*A note for good order: this is not an offer to sell securities and we are
```

not accepting funds now. Any indication of interest is non-binding, and an investment could only be made through Wefunder after we file our offering statement with the SEC.*

---

80. Kindora update + community round

Opened: 2026-07-2[redacted]utbound) · **EXTERNAL** · **LEGEND PRESENT**
External participan[redacted]

[1] [RL] 2026-07-23 16:49 — JUSTIN

Hi Kaitlyn, thank you again for inviting us to your home for the Steyer event. Bummer Tom wasn't able to advance in the primary.

Back in April you said you looked forward to hearing more about Kindora as it grows. It's growing. We're past 1,700 nonprofits, up from 328 when Anthropic published our case study <https://claude.com/customers/kindora>, and we recently signed our first foundation partnership with Tipping Point. Claude is still the engine behind everything we build.

We just opened a community round on Wefunder, live in soft launch at wefunder.com/kindora and public in September. It's a SAFE paired with a 3% revenue share capped at 1.5x, concessionary on purpose, with the mission locked into our PBC charter. The nonprofits we serve and the community of folks behind us become owners.

I know this sits close to Mike's work, and if that makes investing a non-starter for you two, I completely understand. However, I'd be honored if you all would consider supporting it and sharing it with others attracted to supporting AI in the social sector. Truly no pressure. I'd value your read on the design either way.

If this piques your interest, happy to share more.

Justin

A note for good order: this is not an offer to sell securities and we are not accepting funds now. Any indication of interest is non-binding, and an investment could only be made through Wefunder after we file our offering statement with the SEC.

[2] 2026-08-03 18:53 — Kaitlyn Krie[redacted]

Hi! Super exciting, and congrats! We aren't doing much startup investing these days, but I would love to support Kindora, so just did the $1k funding level.

All my best and good luck with the raise,
Kaitlyn

[3] [R] 2026-08-07 17:03 — JUSTIN

Amazing. Really appreciate you supporting Kindora Kaitlyn. We've had a great week with Claude for Business doing a big post about us on LinkedIn. I'm checking in now via Starlink from Spicer Reservoir in the Sierra where we're hosting 45 folks as part of an Outdoorithm trip to watch the Perseid meteor shower together (thank you for your support that helps make that magic happen!). Pic below from last night.

You're able to make an investment reservation on the Wefunder page <https://wefunder.com/kindora/>, or I can shoot you a quick note when we can formally accept investment (all the paperwork should be complete in the next couple weeks and then the raise goes live to everyone Sept. 10th).

Justin

[image: MilkyWay.jpg]

[4] 2026-08-08 12:03 — Kaitlyn Kri[redacted]

Wow gorgeous!! Just contributed small amount on WeFunder. Enjoy nature and
I hope you don't check this until next week :-)

On Fri, Aug 07, 2026 at 5:03 PM, Justin Steele <justin@kindora.co> wrote:

> Amazing. Really appreciate you supporting Kindora Kaitlyn. We've had a
> great week with Claude for Business doing a big post about us on LinkedIn.
> I'm checking in now via Starlink from Spicer Reservoir in the Sierra where
> we're hosting 45 folks as part of an Outdoorithm trip to watch the Perseid
> meteor shower together (thank you for your support that helps make that
> magic happen!). Pic below from last night.
>
> You're able to make an investment reservation on the Wefunder page
> <https://wefunder.com/kindora/>, or I can shoot you a quick note when we
> can formally accept investment (all the paperwork should be complete in the
> next couple weeks and then the raise goes live to everyone Sept. 10th).
>
> Justin
>
>
> [image: MilkyWay.jpg]
>
> On Mon, Aug 3, 2026 at 4:53 PM Kaitlyn Krieger <k@kaitlynkrieger.com>
> wrote:
>
> Hi! Super exciting, and congrats! We aren't doing much startup investing
> these days, but I would love to support Kindora, so just did the $1k
> funding level.
>
> All my best and good luck with the raise,
> Kaitlyn
>
>
> On Thu, Jul 23, 2026 at 4:49 PM, Justin Steele <justin@kindora.co> wrote:
>
> Hi Kaitlyn, thank you again for inviting us to your home for the Steyer
> event. Bummer Tom wasn't able to advance in the primary.
>
> Back in April you said you looked forward to hearing more about Kindora as
> it grows. It's growing. We're past 1,700 nonprofits, up from 320 when
> Anthropic published our case study <https://claude.com/customers/kindora>,
> and we recently signed our first foundation partnership with Tipping Point.
> Claude is still the engine behind everything we build.
>
> We just opened a community round on Wefunder, live in soft launch at
> wefunder.com/kindora and public in September. It's a SAFE paired with a
> 3% revenue share capped at 1.5x, concessionary on purpose, with the mission
> locked into our PBC charter. The nonprofits we serve and the community of
> folks behind us become owners.
>
> I know this sits close to Mike's work, and if that makes investing a
> non-starter for you two, I completely understand. However, I'd be honored
> if you all would consider supporting it and sharing it with others
> attracted to supporting AI in the social sector. Truly no pressure. I'd
> value your read on the design either way.
>
> If this piques your interest, happy to share more.
>
> Justin
>
>
> *A note for good order: this is not an offer to sell securities and we are
> not accepting funds now. Any indication of interest is non-binding, and an
> investment could only be made through Wefunder after we file our offering
> statement with the SEC.*
>
>
>
>
> --
>
>
>
> Justin Steele
>

```
> Co-Founder & CEO
>
>
> justin@kindora.co
>
> www.kindora.co
>
> LinkedIn Profile <https://www.linkedin.com/in/justinrichardsteele/>
>
```

---

81. Thank you, plus a couple of things I could use your read on

Opened: 2026-07-23 17:29 · **Messages:** 7 (3 outbound) · **EXTERNAL** · **LEGEND PRESENT**
External partici [redacted]

[1] [RL] 2026-07-23 17:29 — JUSTIN

```
Hi Susan,

I owe you a thank you on two fronts. We're wrapping up the TNTP engagement,
which came out of your introduction, and it went really well. And the
conversation with Cher-Wen at Imagine Worldwide was terrific. We're working
to advance it now. Both of those trace back to you, so thank you.

Kindora is picking up across the board right now. We just became a finalist
in the Gates Grand Challenges on AI to accelerate charitable giving (in
diligence with them now), and we opened a community round on Wefunder:
wefunder.com/kindora. I'm trying to raise in a way that sidesteps the
growth-at-all-costs, extractive playbook, capital returned through the
business instead of an exit, and structured so nonprofits and mission
funders can own a piece of the infrastructure they use.

One thread I wanted your read on. A funder-pays model is starting to work
for us. The J.B. McClatchy Foundation, a spend-down, is considering
underwriting Kindora for a cohort of its grantees so those organizations
keep the fundraising capacity after the foundation closes. Adrian Schurr,
who's on the NCG board, suggested Stupski might be a natural fit for the
same idea given where they are in their spend-down. I've crossed paths with
Glen a couple of times but don't really know him. Since you know that world
so well, do you think Stupski would be a good candidate, and is there a
version of this you'd feel good about opening a door on?

One more, and no pressure at all. Our biggest challenge right now is
growing earned revenue and bringing in a bit of investor capital. If you
ever had the interest, I'd love to explore having you advise us formally,
especially on investors and partners. You know this space and these people
better than almost anyone, and I'd value it a lot.

Grateful as always.

Justin

A note for good order: this is not an offer to sell securities and we are
not accepting funds now. Any indication of interest is non-binding, and an
investment could only be made through Wefunder after we file our offering
statement with the [redacted]
```

[2] 2026-07-27 09:53 — [redacted]

```
Justin,

Thanks fo the lovely update and for your kind words -- very much
appreciated. I'm glad things are going well. I would be happy to find a
time to talk further about the issues you raise in your email. Should we
grab some time on the calendar -- either for a Zoom call or another
in-person chat?

All best,
Susan
```

[3] 2026-07-27 17:19 — JUSTIN

```
That would be great. Let's do it.

In person if you're up for it, though Zoom is just as good if that's easier
on your calendar. Grab whatever works:
calendly.com/justin-kindora/justin-meet, or send me a couple of times and
I'll come to you.

Looking forward to it.

Justin
```

[4] 2026-07-28 14:51 — Susan Col [redacted]

```
Hey Justin,

I'm up for doing it in person, but August 11 is the first day I'll be in
town with availability.

August 11 - lunch around 12 noon (I may need to move another meeting, but I
think I could make it work);  walk/coffee 4:00 pm
August 12 - walk/coffee 4:00 pm

If those are too far out for you, we can also Zoom. I would likely be able
to make something work on August 6.

Let me know your preference.

Look forward to speaking with you,
Susan
```

[5] 2026-08-02 20:59 — JUSTIN

```
Hi Susan,

Let's do the walk/coffee at 4:00 on August 11. That way you don't have to move your other meeting. If anything shifts on your end,
the 12th at 4:00 works just as well.

Let me know location preference. I'll be coming from Oakland.

Looking forward to it.

Justin
```

[6] 2026-08-06 07:37 — Susan Co [redacted]

```
Hi Justin,

Sorry for the delay. If August 12 works just as well for you, let's do
that. I just sent an invite. And, if you need anything before then, reach
out and we can hop on a call.

Best,
Susan
```

[7] 2026-08-09 20:40 — Susan Colby [redacted]

```
Hi Justin,

I hope you had a great weekend. I'm just writing to confirm August 12 at 4
pm at the Ferry Building. Can you let me know if that works for you? I look
forward to catching up!

Best,
Susan
```

---

82. Making good on our Bay Area plan

Opened: 2026-07-23 [redacted] **D PRESENT**
External participants: [redacted]

[1] [RL] 2026-07-23 17:51 — JUSTIN

```
Hi Romy,

Really enjoyed our conversation at Guardian Summit. We promised each other
a Bay Area get-together, so consider this me making good on it.

Cool to see your Climate Funders Justice Pledge work. Google.org taught me
how much of the funding gap comes down to who has the data and who doesn't.
That's the gap Kindora works on: we sit on grant data across 227K
foundations and 6.7 million historical grants, and funding-flow questions
like the ones behind the Pledge are exactly what it's built to answer. If a
version of that would serve your team, your members, or the organizations
they fund, I'd love to figure it out together. I want to support what
you're building however I can.

One more thing I suspect you'll find interesting. We're in the final round
of a Gates Grand Challenges grant for a tool we call Trust Match: AI that
matches donors to organizations through verified relationships and trust
paths, not cold pitches, piloted with a donor network. Money moves through
trust. If it lands, a community like DOCN is exactly who I'd want thinking
with us.

And in the spirit of sharing everything: Kindora is also raising a
community round on Wefunder right now (wefunder.com/kindora), designed so
the nonprofits we serve become owners. No ask here, but your world is full
of people who care about impact and ownership together, and I'm happy to
say more when we meet if you think anyone might be interested in investing.

Coffee or lunch in Oakland? Happy to come your way, or Mohka House/Paulista
are my usual spots if you're ever nearby.

Justin


*A note for good order: this is not an offer to sell securities and we are
not accepting funds now. Any indication of interest is non-binding, and an
investment could only be made through Wefunder after we file our offering
statement with the SEC.*
```

[2] 2026-08-17 16:32 — Rom [redacted]

```
Hi Justin,

I'm hosting a small gathering of funders and individual donors this
Thursday focused on economic justice, funding entrepreneurship, and
community wealth. If you're available, I'd love to offer you a
complimentary ticket.

If you have a conflict, let's meet at Paulista for coffee in the coming
month. I'm happy to chat more.

Romy

*Romilda (Romy) Avila *

*Executive Director*

Bay Area - Pacific Time
```

[3] [RL] 2026-08-17 17:02 — JUSTIN

```
Sounds great! Shoot me the info for Thursday and I'll try to make it.

On Mon, Aug 17, 2026 at 4:33 PM Romy Avila <romy@donorsofcolor.org> wrote:

> Hi Justin,
>
> I'm hosting a small gathering of funders and individual donors this
> Thursday focused on economic justice, funding entrepreneurship, and
> community wealth. If you're available, I'd love to offer you a
> complimentary ticket.
>
> If you have a conflict, let's meet at Paulista for coffee in the coming
```

> month. I'm happy to chat more.
>
> Romy
>
> *Romilda (Romy) Avila *
>
> *Executive Director*
>
> Bay Area – Pacific Time
>
>
> On Wed, Jul 29, 2026 at 3:12 PM Romilda Avila <romy.a.avila@gmail.com>
> wrote:
>
>> FYI
>>
>> ---------- Forwarded message ---------
>> From: Justin Steele <justin@kindora.co>
>> Date: Thu, Jul 23, 2026 at 5:51 PM
>> Subject: Making good on our Bay Area plan
>> To: Romy Avila <Romy.a.avila@gmail.com>
>>
>>
>> Hi Romy,
>>
>> Really enjoyed our conversation at Guardian Summit. We promised each
>> other a Bay Area get-together, so consider this me making good on it.
>>
>> Cool to see your Climate Funders Justice Pledge work. Google.org taught
>> me how much of the funding gap comes down to who has the data and who
>> doesn't. That's the gap Kindora works on: we sit on grant data across 227K
>> foundations and 6.7 million historical grants, and funding-flow questions
>> like the ones behind the Pledge are exactly what it's built to answer. If a
>> version of that would serve your team, your members, or the organizations
>> they fund, I'd love to figure it out together. I want to support what
>> you're building however I can.
>>
>> One more thing I suspect you'll find interesting. We're in the final
>> round of a Gates Grand Challenges grant for a tool we call Trust Match: AI
>> that matches donors to organizations through verified relationships and
>> trust paths, not cold pitches, piloted with a donor network. Money moves
>> through trust. If it lands, a community like OOCN is exactly who I'd want
>> thinking with us.
>>
>> And in the spirit of sharing everything: Kindora is also raising a
>> community round on Wefunder right now (wefunder.com/kindora), designed
>> so the nonprofits we serve become owners. No ask here, but your world is
>> full of people who care about impact and ownership together, and I'm happy
>> to say more when we meet if you think anyone might be interested in
>> investing.
>>
>> Coffee or lunch in Oakland? Happy to come your way, or Mobka
>> House/Paulista are my usual spots if you're ever nearby.
>>
>> Justin
>>
>>
>> *A note for good order: this is not an offer to sell securities and we
>> are not accepting funds now. Any indication of interest is non-binding, and
>> an investment could only be made through Wefunder after we file our
>> offering statement with the SEC.*
>>
>

--

Justin Steele

Co-Founder & CEO

justin@kindora.co

www.kindora.co

```
LinkedIn Profile <https://www.linkedin.com/in/justinrichardsteele/>
```

[4] 2026-08-17 17:11 — Romy [redacted]

```
Here is the background
<https://docs.google.com/document/d/1HpiqgFetjs2i5VcMcF8feTkOrgP8XHYL6cZGi4duSZs/edit?tab=t.0>
on the program, it mostly involves speaking to donors, but you're all good.
Errika from Camelback is coming to speak about venture philanthropy and
entrepreneurship.

Here's the complimentary registration link:
https://secure.everyaction.com/6314w4qrVkCdkWK-Uch1RQ2

*Romilda (Romy) Avila *

*Executive Director*

Bay Area - Pacific Time
```

[5] 2026-08-19 15:49 — Romy A [redacted]

```
Hi Justin, we are doing final counts tonight for the guest list - let me
know if you're good for tomorrow.

No sweat if the timing is off, we can find another time to get together.

Romy

*Romilda (Romy) Avila *

*Executive Director*

Bay Area - Pacific Time
```

[6] 2026-08-19 17:03 — JUSTIN

```
Hey Romy, sorry for the delay, was trying to work out my schedule. I've got
a couple things after 12:30 tomorrow I can't move. Would it be okay to
attend in the morning, or do you all want participants present for the
whole day? I totally understand if you want folks there for the whole
program.
```

[7] 2026-08-20 05:12 — Romy [redacted]

```
The morning program is very light so I would say skip it. Let's try to find
one on one time the next few weeks instead.

*Romilda (Romy) Avila *

*Executive Director*

Bay Area - Pacific Time
```

[8] 2026-08-20 08:57 — JUSTIN

```
Sounds good. Thank you again for the invite. It looks like an incredible
space you're creating. I hope folks walk away inspired and ready to be
generous.

Looking forward to connecting whenever you have a day with some space to
breathe. Here's a link to a coffee/lunch chat if it's helpful. Happy to
come to you if the suggestions in my neighborhood are a bit far for you.

https://calendly.com/justin-kindora/lunch-coffee-with-justin

Good luck today!
```

83. Hello + Kindora

Opened: 2026-07-23 [redacted] 2 outbound) · **EXTERNAL** · **LEGEND PRESENT**
External participant [redacted]

[1] [RL] 2026-07-23 1[redacted]

```
Hi Dave,

I'm sure our paths have crossed over the years in the Bay's justice world
but you'll have to forgive my short memory. I created Google.org's racial
justice portfolio in 2015 (we went on to invest $50M in the work) while you
were leading criminal justice reform here, and I've admired the arc from
the Innocence Project to SV2. Laura and I have also known each other since
my Google.org days, and Stephanie Lo on her team already has our materials.

After a decade at Google.org I left to build Kindora
<https://www.kindora.co>, an AI fundraising platform for nonprofits. We're
a Public Benefit Corporation on purpose, 1,700+ orgs on the platform, and
we just opened a community round on Wefunder (SAFE plus revenue share
instead of straight equity) because we want our cap table to look like our
community.

https://wefunder.com/kindora

I'm writing because SV2 keeps coming up as the rare fund that makes direct
impact investments with real values behind them. I'd love your read: is
this the kind of thing SV2 members would ever look at? And even if not, I'd
value 20 minutes of your perspective on who does invest this way. No
pressure either way (truly).

Here's my calendar if it's easier to just grab time:
calendly.com/justin-kindora/justin-meet

Justin

Kindora is 'testing the waters' under Regulation Crowdfunding to gauge
interest in a community round. No money or other consideration is being
solicited, and if sent, it won't be accepted. No investment can be made
until we file a Form C with the SEC, and any investment would happen only
through Wefunder's platform at that point. This isn't a binding offer or
commitment on either side.
```

[2] 2026-07-24 13:59 — David O[redacted]

```
Hi Justin: Thanks for reaching out. Kindora's been on my radar, and it
would be great to chat. I found us some time on Monday. Talk then! Best,
David
```

[3] [RL] 2026-07-24 15:43 — JUSTIN

```
Thanks David. Excited to connect. Have a great weekend.

On Fri, Jul 24, 2026 at 10:59 AM David Onek <donek@sv2.org> wrote:

> Hi Justin: Thanks for reaching out. Kindora's been on my radar, and it
> would be great to chat. I found us some time on Monday. Talk then! Best,
> David
>
> On Thu, Jul 23, 2026 at 9:28 PM Justin Steele <justin@kindora.co> wrote:
>
>> Hi Dave,
>>
>> I'm sure our paths have crossed over the years in the Bay's justice world
>> but you'll have to forgive my short memory. I created Google.org's racial
>> justice portfolio in 2015 (we went on to invest $50M in the work) while you
>> were leading criminal justice reform here, and I've admired the arc from
>> the Innocence Project to SV2. Laura and I have also known each other since
>> my Google.org days, and Stephanie Lo on her team already has our materials.
>>
>> After a decade at Google.org I left to build Kindora
>>
<https://url.avanan.click/v2/r01/___https://www.kindora.co___.YXAzOnN2c3ZmOmE6ZzoxYTVkZjllZTZmZDI1YzZhOTU3NDdmNGNhMjk2MGI5Nzo3OjE2Mjg
>> an AI fundraising platform for nonprofits. We're a Public Benefit
```

```
>> Corporation on purpose, 1,700+ orgs on the platform, and we just opened a
>> community round on Wefunder (SAFE plus revenue share instead of straight
>> equity) because we want our cap table to look like our community.
>>
>> https://wefunder.com/kindora
>>
<https://url.avanan.click/v2/r01/___https://wefunder.com/kindora___.YXAzOnN2c3ZmOmE6ZzoxYTVkZjllZTZmZDI1YzZhOTU3NDdmNGNhMjk2MGI5Nzo3O
>>
>> I'm writing because SV2 keeps coming up as the rare fund that makes
>> direct impact investments with real values behind them. I'd love your read:
>> is this the kind of thing SV2 members would ever look at? And even if not,
>> I'd value 20 minutes of your perspective on who does invest this way. No
>> pressure either way (truly).
>>
>> Here's my calendar if it's easier to just grab time:
>> calendly.com/justin-kindora/justin-meet
>> <https://url.avanan.click/v2/r01/___https://calendly.com/justin-kindora/justin-
meet___.YXAzOnN2c3ZmOmE6ZzoxYTVkZjllZTZmZDI1YzZhOTU3NDdmNGNhMjk2MGI5Nzo3OjViMTE0YjI0YTg2M2QyYWYyNWFjYTY3NzlhZDUxZDZmYzU3Yzk3YTZhYjNiZ
>>
>> Justin
>>
>> Kindora is 'testing the waters' under Regulation Crowdfunding to gauge
>> interest in a community round. No money or other consideration is being
>> solicited, and if sent, it won't be accepted. No investment can be made
>> until we file a Form C with the SEC, and any investment would happen only
>> through Wefunder's platform at that point. This isn't a binding offer or
>> commitment on either side.
>>
>
>
> --
>
> *____________*
>
> <http://www.sv2.org/>
> *David Onek*
> *Pronouns: he/him*
> CEO
> Silicon Valley Social Venture Fund - SV2
>
> 415.845.0551 | donek@sv2.org
> *Check out our Impact Report
> <https://www.sv2.org/who-we-are/impact-reports/>*
>
>
>
>

--



Justin Steele

Co-Founder & CEO


justin@kindora.co

www.kindora.co

LinkedIn Profile <https://www.linkedin.com/in/justinrichardsteele/>
```

---

84. Taking you up on that call (a couple years late)

Opened: 2026-07-2 [redacted] **TERNAL · LEGEND PRESENT**
External participan [redacted]

[1] [RL] 2026-07-23 18:31 — JUSTIN

```
Hi Anne Marie, cool to see you take on the role at Waverley Street. Such
important work in the world right now.

You offered me a call in fall 2024 when I was sorting out life after
```

Google.org, and I never scheduled it. I went heads down and built instead. So I'm finally taking you up on it, a couple years late and with a much better question.

What I built is Kindora <https://www.kindora.co>, a Public Benefit Corporation making AI fundraising intelligence affordable for the 85% of nonprofits priced out of existing tools. It's basically the tool I wished every grantee had back when we were comparing notes on racial justice grantmaking in my Google.org days. We're at 1,700+ organizations now. Anthropic published a case study on us, and Forbes covered the funding model in June.

We just opened a community round on Wefunder <https://wefunder.com/kindora>, built so the nonprofits we serve can own a piece of the infrastructure they rely on. I'm not coming to you or Waverley with an ask. Kindora isn't a climate play. And Sally and I already know Caleb Zigas through our nonprofit Outdoorithm Collective <https://www.outdoorithmcollective.org>. He's been generous with his time, and clear that new outdoor engagement work isn't the near-term focus. I'm not trying to route around that here.

The question I'd bring to a call: from your DRK and Emerson years, where does capital for a mission-locked company like this actually live? And where does my structure break? Do you know folks who would be interested in investing?

If you're open to it, feel free to grab time here: calendly.com/justin-kindora/justin-meet. Cheering you on at Waverley regardless.

Justin

Justin Steele
Co-Founder & CEO
justin@kindora.co
www.kindora.co
LinkedIn Profile <https://www.linkedin.com/in/justinrichardsteele/>

Kindora is 'testing the waters' under Regulation Crowdfunding to gauge interest in a community round. No money or other consideration is being solicited, and if sent, it won't be accepted. No investment can be made until we file a Form C with the SEC, and any investment would happen only through Wefunder's platform at that point. This isn't a binding offer or commitment on either side.

[2] 2026-07-31 23:04 — Anne Marie Burgo [redacted]

Thanks, Justin, for checking in.
I wish that I could be of more help here, but this is not a world that I know well enough to be helpful.
Glad to hear that you are leaning in in this area — it sounds high leverage.
My best,
AM

[3] 2026-08-04 12:03 — JUSTIN

Totally understand, Anne Marie. Really appreciate you taking the time to read it and respond directly, and the kind words mean a lot.

Rooting for you and the Waverley team. The work matters now more than ever.

Justin

---

85. From one side of Park Blvd to the other

Opened: 202 [redacted] 1 outbound) · **EXTERNAL** · **LEGEND PRESENT**
External par [redacted]

[1] [RL] 2026-07-23 19:09 — JUSTIN

Hi Quinn, hope you're well. Fun bumping into you and Wayne at a Warriors game earlier this year with Pastor Mike McBride. And we're nearly

```
neighbors. I live just across Park Blvd, and my longer runs go right
through Piedmont in front of your home (which I remember from attending an
event you invited me to years ago).

After a decade leading Google.org's Americas philanthropy, I dusted off my
engineering degree and built Kindora, an AI fundraising platform that helps
small nonprofits find the right funders. 1,700+ organizations are on it,
most of them led by people close to the problems they're solving. We
incorporated as a Public Benefit Corporation before launch.

We just opened a community investment round on Wefunder (
wefunder.com/kindora): a SAFE paired with a capped revenue share,
concessionary on purpose so foundation capital can participate as a PRI or
recoverable grant. The nonprofits we serve become owners.

I'd value your read. Does this look like something you'd be interested in
supporting or do you know others who would? I'm hoping to show a different
way of creating and funding social sector tech, and I'm keen to have
values-aligned investors like you and Wayne!

Justin


*A note for good order: this is not an offer to sell securities and we are
not accepting funds now. Any indication of interest is non-binding, and an
investment could only be made through Wefunder after we file our offering
statement with the SEC.*
```

---

86. What Tipping Point just did for its grantees

Opened: [redacted] d) · **EXTERNAL · LEGEND PRESENT**
External

[1] [RL] 2026-07-23 19:18 — JUSTIN

```
Hi Jim,

It's been a while since our SF dinner and the call after, back in your CZI
days. I've enjoyed trading the occasional LinkedIn nod since.

The short version of my last two years: after a decade leading Google.org's
Americas philanthropy, I built Kindora, an AI fundraising platform for
nonprofits. 1,700+ organizations use it to find aligned funders and win
grants. The thesis is moving from proximity to power to proximity to the
problem. Tipping Point just signed our first foundation enterprise
contract, licensing the platform for their grantees.

Blue Meridian's whole model is betting big on organizations that have to
diversify their funding to scale, and fundraising capacity is usually the
bottleneck. I've talked to CJ and others about just this for Rise East here
in Oakland. Licensing Kindora across the portfolio makes that side of scale
measurably cheaper. I'd love 20 minutes to show you/your team what Tipping
Point is doing with it (you've got a whole crew of my old homies there:
Tiffany Gueye, Aliana Jackson, Micah Carr).

Also, we're raising a community round at wefunder.com/kindora (SAFE plus a
capped revenue share, a PRI lane, the nonprofits we serve become owners).
Would love to get your thoughts and share more of it piques your interest
and you see alignment. Hoping to prove we can fund social sector tech
differently, outside the growth-at-all-costs model of traditional VC.

Would welcome a chance to share more if you're game.

Justin


*A note for good order: this is not an offer to sell securities and we are
not accepting funds now. Any indication of interest is non-binding, and an
investment could only be made through Wefunder after we file our offering
statement with the SEC.*
```

---

87. Doing something unorthodox — want your unvarnished take

Opened: 2026-07-[redacted]und) · **EXTERNAL** · **LEGEND PRESENT**
External participa[redacted]

[1] [RL] 2026-07-2[redacted] —

Hey Mark, hope you and the fam are doing well. Must've been fun to be in the UK for the World Cup!

I pulled the trigger on the thing I'd been circling: Kindora is raising, and I went unorthodox on purpose. Community round on Wefunder instead of VC, a SAFE paired with a 3% revenue share capped at 1.5x so capital returns through operations if there's no exit, a PRI lane for foundations on identical terms, and the mission locked into our PBC charter. Live in soft launch at wefunder.com/kindora, public in September.

I'm not pitching you, and I don't think this is an Acclimate-shaped deal. What I want is the reaction of someone who takes impact and investment seriously. How does the offering strike you? Where does the structure not hold up? You're one of a small set of people I trust to be rigorous instead of polite, and because we're still in soft launch, real critique can still change the thing.

Happy to take it over email, a call, or a walk: calendly.com/justin-kindora/justin-meet

Justin

A note for good order: this is not an offer to sell securities and we are not accepting funds now. Any indication of interest is non-binding, and an investment could only be made through Wefunder after we file our offering statement with the SEC.

---

88. Your eyes on [redacted] s wide

Opened: 2026-07-[redacted]utbound) · **EXTERNAL** · **LEGEND PRESENT**
External participa[redacted]

[1] [RL] 2026-07-23 19:22 — JUSTIN

Hey Yscaira, hope you're having a great summer and getting to spend some time outside!

Can I borrow your PBC-founder brain for sec? Kindora's community round is in soft launch at wefunder.com/kindora, public in September. SAFE plus a revenue share capped at 1.5x, concessionary on purpose so foundations can join as a PRI, mission locked into the charter, and the nonprofits we serve become owners. You walked the raising-as-a-PBC road with LaborX, and I'd love your honest read while we can still change things. What's confusing, and what would stop you?

Two more things, zero pressure on either. If people in your world think about impact and returns together, I'd love a name or two. And if the round ever feels like something you'd want a piece of yourself, even a small check from someone like you reads as a real signal to everyone who looks after. Only if it makes sense for you, truly.

Let's catch up soon regardless: calendly.com/justin-kindora/justin-meet

Justin

A note for good order: this is not an offer to sell securities and we are not accepting funds now. Any indication of interest is non-binding, and an investment could only be made through Wefunder after we file our offering statement with the SEC.

---

89. Your AI and creativity post, lived out

Opened: 2026-07 [redacted]) · **EXTERNAL** · **LEGEND PRESENT**
External particip [redacted]

[1] [RL] 2026-07-23 22:02 — JUSTIN

```
Hi Allan,

Hope your summer is treating you well. It's been too long since the Google
Velocity days. I learned a lot in those rooms.

Your post last week on AI and human creativity called out the thing I've
been living. After Google.org I dusted off my engineering degree and built
Kindora, an AI fundraising platform for the social sector. 1,700+
organizations use it to find the right funders, over 95% of the code
written with Claude, mostly just me. Anthropic published a case study
<https://claude.com/customers/kindora> on it. I saw Docusign is past 75%
AI-written code, so you know exactly what this moment makes possible. I
also had a chance to hang out with Erica Fensom and Andrea Bouch a couple
of weeks ago at Good Tech Fest and heard about all the great social impact
work Docusign is doing!

Now I'm raising, and I went unorthodox on purpose: a community round on
Wefunder, a SAFE paired with a 3% revenue share capped at 1.5x so capital
returns through operations if there's no exit, a PRI lane for foundations,
and the mission locked into our PBC charter. Soft launch at
wefunder.com/kindora, public in September.

I'd value your unvarnished operator and investor read. Does the offering
hold up? If it piques your interest, even better, I'd be honored to have
you as an investor.

When I'm not running Kindora, I'm jamming on Outdoorithm Collective
<https://www.outdoorithmcollective.org/>, the outdoor nonprofit Sally and I
run. If your family ever wants to try a camping trip with us, you're always
welcome.

Always down for a catch up if you want to learn more and compare notes.

Justin


*A note for good order: this is not an offer to sell securities and we are
not accepting funds now. Any indication of interest is non-binding, and an
investment could only be made through Wefunder after we file our offering
statement with the SEC.*
```

---

90. Kindora intro to Doug

Opened: 2026-0 [redacted] bound) · **EXTERNAL** · **LEGEND PRESENT**
External partici [redacted]

[1] [RL] 2026-07-23 22:05 — JUSTIN

```
Hi Doug,

Phil Chow offered to connect us, and I jumped at it. I spent nearly a
decade leading Google.org's Americas philanthropy (directed $600M) before
leaving to build Kindora <https://www.kindora.co>, and Rippleworks has been
on my short list of funders who actually do capital differently.

Kindora is a Public Benefit Corporation making AI fundraising intelligence
affordable for the 85% of nonprofits priced out of existing tools. We're at
1,700+ organizations. Anthropic published a case study on us, and Forbes
covered the funding model in June. With public funding collapsing, our
users are exactly the folks scrambling to replace lost dollars.

Here's why I raised my hand for this intro specifically: we're funding
Kindora through a community round <https://wefunder.com/kindora> (SAFE + a
capped 3% revenue share) so the nonprofits we serve can own a piece of the
infrastructure they rely on. Your flexible-debt lane for revenue-generating
ventures is the closest thing I've found in institutional philanthropy to
```

```
the structure we designed. I'd love 20-30 minutes of your unvarnished read:
does it hold up, and who else funds this way?

One-pager attached. If you're open to it, feel free to grab time here:
calendly.com/justin-kindora/justin-meet.

Justin


Justin Steele
Co-Founder & CEO
justin@kindora.co
www.kindora.co
LinkedIn Profile <https://www.linkedin.com/in/justinrichardsteele/>

Kindora is 'testing the waters' under Regulation Crowdfunding to gauge
interest in a community round. No money or other consideration is being
solicited, and if sent, it won't be accepted. No investment can be made
until we file a Form C with the SEC, and any investment would happen only
through Wefunder's platform at that point. This isn't a binding offer or
commitment on either side.
```

---

91. Good to connect

Opened: 2026-07-[redacted]bound) · **EXTERNAL** · **NO LEGEND IN THREAD**
External participa[redacted]

[1] [R] 2026-07-23[redacted]

```
Hi Andrew,

Going through old LinkedIn messages and realized I missed yours, sorry
about that. Responding here since I check email more often.

Would love to connect, especially given the Google.org history. Mid-raise
for Kindora right now (https://wefunder.com/kindora) so bandwidth's tight,
but happy to do a call if you want to find time on cal:

https://calendly.com/justin-kindora/1-2-1

Also, Kindora is just starting a pro-bono consulting project with Kerri
Folmer and Justin Marcoux at Deloitte. Couldn't be more excited about it.

Best,

Justin
```

[2] 2026-07-24 16:51 — "Blau, An[redacted]

```
Hey Justin, no worries! Happy to hear you're working with Kerri and Justin 😀

I'm heading out of town for work and then holiday. A fuller connect may take a bit to set up, but let's see what's possible. In
the meantime, I know you're in good hands.  -Andrew
```

---

92. Good to reconnect

Opened: 2026-07-[redacted] **LEGEND IN THREAD**
External particip[redacted]

[1] [R] 2026-07-23 23:51 — JUSTIN

```
Hi Andrew,

Going through old LinkedIn messages and realized I missed yours, sorry
about that. Responding here since I check email more often.

Great to hear from you, would love to catch up on what you're building at
Digital Harbor and now at Renaissance Philanthropy too. Mid-raise for
Kindora right now (https://wefunder.com/kindora) so my calendar's tight,
but whenever works for you, happy to find 20 minutes, no rush.
```

```
https://calendly.com/justin-kindora/1-2-1

Justin
```

[2] 2026-08-13 15:02 — Andrew Co [redacted]

```
Thanks for reaching out and your patience as it has been a minute since I
was out the end of the month.

I'm replying back here though to add our Chief Impact Officer, Liz McCreary
on the thread as she was interested in learning more and connecting on this
topic!

[image: Img]
Andrew Coy
President & CEO at Digital Harbor Foundation
*Phone: * (410) 402-4189  |  *Email: * andrew@digitalharbor.org
www.digitalharbor.org        *Pronouns**: * He/Him/His
```

[3] 2026-08-13 20:13 — Liz McC [redacted]

```
Thanks, Andrew!

Hi Justin - just signed up for some time next Friday. Look forward to
meeting you and hearing more about what you all are up to and seeing where
our work may intersect.

Looking forward to it,
Liz
.
```

[4] [R] 2026-08-14 01:10 — JUSTIN

```
Sounds great Liz, looking forward to it.

On Thu, Aug 13, 2026 at 7:14 PM Liz McCreary <liz@digitalharbor.org> wrote:

> Thanks, Andrew!
>
> Hi Justin - just signed up for some time next Friday. Look forward to
> meeting you and hearing more about what you all are up to and seeing where
> our work may intersect.
>
> Looking forward to it,
> Liz
> .
>
> On Thu, Aug 13, 2026 at 1:03 PM Andrew Coy <andrew@digitalharbor.org>
> wrote:
>
>> Thanks for reaching out and your patience as it has been a minute since I
>> was out the end of the month.
>>
>> I'm replying back here though to add our Chief Impact Officer, Liz
>> McCreary on the thread as she was interested in learning more and
>> connecting on this topic!
>>
>> [image: Img]
>> Andrew Coy
>> President & CEO at Digital Harbor Foundation
>> *Phone: * (410) 402-4189  |  *Email: * andrew@digitalharbor.org
>> www.digitalharbor.org        *Pronouns**: * He/Him/His
>>
>>
>>
>> On Fri, Jul 24, 2026 at 2:51 AM Justin Steele <justin@kindora.co> wrote:
>>
>>> Hi Andrew,
>>>
>>> Going through old LinkedIn messages and realized I missed yours, sorry
>>> about that. Responding here since I check email more often.
>>>
>>> Great to hear from you, would love to catch up on what you're building
```

```
>>> at Digital Harbor and now at Renaissance Philanthropy too. Mid-raise for
>>> Kindora right now (https://wefunder.com/kindora) so my calendar's
>>> tight, but whenever works for you, happy to find 20 minutes, no rush.
>>>
>>> https://calendly.com/justin-kindora/1-2-1
>>>
>>> Justin
>>>
>>

—



Justin Steele

Co-Founder & CEO


justin@kindora.co

www.kindora.co

LinkedIn Profile <https://www.linkedin.com/in/justinrichardsteele/>
```

---

93. Good Tech Together follow-up

Opened: 2026-07-23 23:52 · **Messages:** 2 (1 outbound) · **EXTERNAL** · **NO LEGEND IN THREAD**
External participant [redacted]

[1] [R] 2026-07-23 23:[redacted] **—**

```
Hi Matthew,

Going through old LinkedIn messages and realized I missed yours, sorry
about that. Responding here since I check email more often.

Good to hear from you, and yes I'd love to talk more about connecting
nonprofits and VCs, that's core to what we're building with Kindora. Here's
the raise we just published for Kindora:

https://wefunder.com/kindora

Grab some time on cal and we'll chat:

https://calendly.com/justin-kindora/1-2-1

Justin
```

[2] 2026-07-25 01:37 — Matthew H [redacted]

```
CONFIDENTIAL INFORMATION AND PROTECTED BY TRADE SECRET PRIVILEGE (SEE FOOTER)

Find some time next week. I'm looking forward to talking with you Justin.



Matthew Henry
Senior Director of Government Solutions
TOOTRIS | How We Empower Public & Private Entities<https://info.tootris.com/caregiving-effect-agencies/>
6170 Cornerstone Ct E #330, San Diego, CA 92121
mhenry@tootris.com
Direct: (858) 295-6600
Schedule time to connect<https://calendly.com/mhenry-tootris/30min>

[cid:780476A2-266A-4204-8505-26420D493CD3]

CONFIDENTIAL INFORMATION AND PROTECTED BY TRADE SECRET PRIVILEGE
The information contained in this email, including any attachments, is transmitted in connection with confidential negotiations
between the sender and the recipient County regarding pricing and/or other confidential terms for a proposed contract or
procurement. This information constitutes and/or contains trade secrets, as that term is defined under California Civil Code
section 3426.1, and is submitted with the express expectation that it will be maintained in confidence and protected from
disclosure to the fullest extent permitted by law, including under the trade secret privilege set forth in California Evidence
Code sections 1060 et seq. This information is not intended for public disclosure, and the sender does not waive, and expressly
```

---

94. DreamForge

Opened: 2026-07-23 2 [redacted] · **EXTERNAL** · **NO LEGEND IN THREAD**
External participants: [redacted]

[1] [R] 2026-07-23 23:54 — JUSTIN

Hey Brandolon,

Going through old LinkedIn messages and realized I missed your DreamForge invite, sorry about that. Responding here since I check email more often.

That sounds like a great project and I'm glad the search tool was useful. I'm mid-raise for Kindora right now (check it out, would love your thoughts: https://wefunder.com/kindora) so I can't commit to a full day event, but keep me posted on how it goes. Always happy to run another search or make funder intros where I can.

Justin

---

95. Following up via Harriet

Opened: 2026-07-23 23:55 · **Messages:** 2 (1 outbound) · **EXTERNAL** · **NO LEGEND IN THREAD**
External participants: [redacted]

[1] [R] 2026-07-23 23:55 — JUSTIN

Hi Cesar,

Going through old LinkedIn messages and realized I missed yours, sorry about that. Responding here since I check email more often.

Good to hear from you, and glad you know Harriet. Would love to hear more about what you saw at Candid on the foundation partnership side. I'm mid-raise right now (https://wefunder.com/kindora) so bandwidth is tight, but I can do 20 minutes if you want to find a time:

https://calendly.com/justin-kindora/1-2-1

Justin

[2] 2026-07-23 23:55 — Mail Delivery Subsystem [redacted]

** Address not found **

Your message wasn't delivered to cesar.delvalle@candid.org because the address couldn't be found, or is unable to receive mail.

Learn more here: https://aka.ms/EXOSmtpErrors
(Warning: This link will take you to a third-party site)

The response from the remote server was:
550 5.4.1 Recipient address rejected: Access denied. For more information see https://aka.ms/EXOSmtpErrors [SJ1PEPF00002319.namprd03.prod.outlook.com 2026-07-24T06:55:43.049Z 08DEE8518ED871D2]
Final-Recipient: rfc822; cesar.delvalle@candid.org
Action: failed
Status: 5.4.1
Remote-MTA: dns; candid-org.mail.protection.outlook.com. (2a01:111:f403:c902::2,
 the server for the domain candid.org.)
Diagnostic-Code: smtp; 550 5.4.1 Recipient address rejected: Access denied. For more information see https://aka.ms/EXOSmtpErrors [SJ1PEPF00002319.namprd03.prod.outlook.com 2026-07-24T06:55:43.049Z 08DEE8518ED871D2]
Last-Attempt-Date: Thu, 23 Jul 2026 23:55:43 -0700 (PDT)

---

96. PBC structure for Kindora

Opened: 2026-07-23 23:57 · **Messages:** 2 (1 outbound) · **EXTERNAL** · **NO LEGEND IN THREAD**
External participants: [redacted]

[1] [R] 2026-07-23 23:57 — JUSTIN

```
Hi Ramon [redacted] d yours,
sorry a [redacted]

Happy to talk through how we're structuring Kindora as a PBC and raising
private capital without losing the public mission. I'm mid-raise right now
so time's tight (check it out, would love to hear what you think:
https://wefunder.com/kindora), but I can do 20 minutes. Feel free to grab
time:

https://calendly.com/justin-kindora/1-2-1

Justin
```

[2] 2026-07-24 13:33 — Ramon Pere [redacted]

```
Sounds good, Justin.  I found time on Monday.  You'll see the invite come
from my Digital Democracy Project email.

Have a good weekend!

Cheers,
Ramon



<http://elderresearch.com/>

Ramon Perez

AI Solutions Director
*Elder Research, a MANTECH company*

A: 2107 Wilson Blvd Suite 850, Arlington, VA 22201

P: +1 (855) 973-7673 <+1-(855)-973-7673>   M: +1 (407) 756-5420
<+1-(407)-756-5420>

W: elderresearch.com

[image: linkedin] <https://www.linkedin.com/in/ramon-perez-97a87a41/>

[image: x] <https://x.com/ElderResearch>

[image: youtube] <https://www.youtube.com/@elderresearch>

[image: badge 0] <https://www.elderresearch.com/our-work/our-methodology/>
```

---

97. Connected for Kids

Opened: 2026-07-23 23:59 · **Messages:** 1 (1 outbound) · **EXTERNAL** · **NO LEGEND IN THREAD**
External particip [redacted]

[1] [R] 2026-07-23 23:59 — JUSTIN

```
Hi Philip,

Going through old LinkedIn messages and realized I never replied, sorry for
the silence over what's been a few different notes. Responding here since I
check email more often.

I like what you're building here and I'm glad to help where I can, but with
everything going on with Kindora right now (especially this crowd raise:
https://wefunder.com/kindora) I don't have bandwidth for a call or to join
events. If there are lighter touch ways I can be helpful, let me know.
```

Justin

98. SF Tech Council demo

Opened: 2026-07-24 00:01 · **Messages:** 4 (2 outbound) · **EXTERNAL** · **NO LEGEND IN THREAD**
External participants: andrew@sftechcouncil.org, karla@sftechcouncil.org

[1] [R] 2026-07-24 00:01 — JUSTIN

Hi Andrew,

Going through old LinkedIn messages and realized I missed yours, apologies for the delay. Responding here since I check email more often.

Happy to share more about Kindora with the SF Tech Council community. I'm in the middle of a raise right now (https://wefunder.com/kindora) so bandwidth is tight for me to run point personally, but I'd like to loop in someone from our team to set up a demo if that works. What's the best way to connect with Karla and get something on the calendar?

Justin

[2] 2026-07-24 08:05 — Andrew Broderi [redacted]

Hello Justin,

I appreciate you following up on my LinkedIn outreach.

I understand you're busy in the middle of your raise, and I'm happy to be the primary point of contact for your team to coordinate scheduling a demo.

I do want to let you know that SF Tech Council also organizes an *Annual Bay Area Summit <https://www.sftechcouncil.org/digital-inclusion-summit>*to convene regional leaders and practitioners to discuss the most pressing challenges, opportunities, and cutting-edge issues in the digital inclusion field. Please save *Thursday, October 22* for this year's Summit which will be held at *Gray Area* in the Mission.

Karla and I discussed hosting a panel this year with different perspectives on funding strategies in today's challenging policy and funding environment. We feel that Kindora and you would offer a valuable perspective to that discussion. The program is currently in planning, and it'd be good to know whether you'd be open and available that day to participate.

Andrew

[3] 2026-07-26 22:12 — JUSTIN

Hi Andrew,

Yes to October 22, and thank you for thinking of us for it. Funding strategy in this environment is what I spend my days on, so count me in and I'll hold the date.

Here's a two minute walkthrough for you and Karla, or to pass along to your members: https://youtu.be/ibFKNTWXmTA

We also have live demos on the website where you can use the product and see what it can produce: https://www.kindora.co/en/demos

If you have follow up questions and want me to show you more, just say the word and we can find time.

Kindora is free for nonprofits to start. If there's a set of your members who'd get value from a live session, I'm happy to run one for them around the Summit.

Justin

[4] 2026-07-28 14:06 — Andrew Broderi [redacted]

```
Hello Justin,

We appreciate you confirming your participation for October 22 - we will
follow up shortly with more details and finding a time to discuss.

Karla and I will review the shared resources and follow up with any
questions. I'm sure our community will be interested in having a live
session.

Regards,

Andrew
```

---

99. Re: crossed paths

Opened: 2026-07-24 00:02 · **Messages:** 1 (1 outbound) · **EXTERNAL** · **NO LEGEND IN THREAD**
External participa [redacted]

[1] [R] 2026-07-24 [redacted]

```
Hi Aimee,

Going through old LinkedIn messages and realized I missed yours, sorry for
the silence. Responding here since I check email more often.

Would love to connect, and it's great to hear from a fellow Citizen Schools
alum. I'm mid-raise for Kindora right now (https://wefunder.com/kindora) so
my calendar's tight, but happy to do a quick 20 minutes.

https://calendly.com/justin-kindora/1-2-1

Justin
```

---

100. Following up from the Guardian Summit — the round is live

Opened: 2026-07-24 00:22 · **Messages:** 1 (1 outbound) · **EXTERNAL** · **LEGEND PRESENT**
External partici [redacted]

[1] [RL] 2026-07-24 00:22 — JUSTIN

```
Hi Greg,

Great meeting you at the Guardian Summit last month. Moving us from
LinkedIn to the email you shared.

Right after we met, I sent over a doc on how I was thinking about raising
in a way that lines up with the values we talked about. That thinking is
now a live round: we opened a community round on Wefunder
<https://wefunder.com/kindora>, structured as a SAFE plus a capped 3%
revenue share so the nonprofits we serve can own a piece of the
infrastructure they rely on. Camelback was our first check, and they're the
featured investor on the page.

Since the Summit we've passed 1,700 organizations on the platform, many of
them education nonprofits. Anthropic published a case study
<https://claude.com/customers/kindora> on us, and we're starting to get
some investment reservations after publishing the page this week.

You've built across both sides of this line with Lingo, investing and
granting into economic opportunity. I'd love your read on the structure,
and to hear what you're seeing. 20-30 minutes? Feel free to grab time here:
calendly.com/justin-kindora/justin-meet

Justin


Justin Steele
Co-Founder & CEO
justin@kindora.co
www.kindora.co
```

```
LinkedIn Profile <https://www.linkedin.com/in/justinrichardsteele/>

Kindor [redacted] to gauge
intere [redacted] n is being
solici [redacted] n be made
until we file a Form C with the SEC, and any investment would happen only
through Wefunder's platform at that point. This isn't a binding offer or
commitment on either side.
```

---

101. Taking you up on that offer from May

Opened: 2026-07-24 00:35 · **Messa es:** 3 (2 outbound) · **EXTERNAL** · **LEGEND PRESENT**
External particip [redacted]

[1] [RL] 2026-07-24 00:35 — JUSTIN

```
Hey Ron, hope you're well.

Picking up a thread from our conversation in May. You told me you'd been
quietly working to center for-profit growth models in impact, and that
solving for new capital pathways while getting funders of all kinds to the
table is how you get at the structural limits of VC versus philanthropy.
You also said you'd love to help. I'm finally taking you up on that.

Our community round <https://wefunder.com/kindora> is live in soft launch:
a SAFE plus a capped 3% revenue share, so the nonprofits we serve can own a
piece of the infrastructure they rely on, and the returns don't have to
come out of organizations that have no margin to give. It's my best attempt
at the model you described.

I also saw you've been putting Kindora to work for ScamHERO. Congrats on
the launch, and I'd genuinely like to hear how the tool is holding up for
you. Tell me what's broken, and I'll keep building.

I'd value your unvarnished read on where this structure works and where it
breaks.

Justin


Justin Steele
Co-Founder & CEO
justin@kindora.co
www.kindora.co
LinkedIn Profile <https://www.linkedin.com/in/justinrichardsteele/>

Kindora is 'testing the waters' under Regulation Crowdfunding to gauge
interest in a community round. No money or other consideration is being
solicited, and if sent, it won't be accepted. No investment can be made
until we file a Form C with the SEC, and any investment would happen only
through Wefunder's platform at that point. This isn't a binding offer or
commitment on either side.
```

[2] 2026-07-28 15:22 — JUSTIN

```
Awesome. Grabbed some time with you Tuesday. And saw your other note as
well. Rowan is a good friend. He was my EMEA counterpart when I was at
Google. Let's talk next week about what a good approach would be to him.
```

[3] 2026-07-28 17:39 — "Ron J. Williams [redacted]

```
Hey Justin, great to hear  from you and congrats on kicking off the raise.
Would love to help if I can. I'd also love to learn more about the
structure as I'm also thinking through ways to maintain ownership within
the communities being served.

Should we find some time to rap? I've put out some feelers and will report
back.

https://calendly.com/d/dvpy-jws-2kc/ron-x-justin-kindora-catchup
```

---

102. Promise, and getting us on the calendar

Opened: 2026-07-24 00:36 · **Messa es:** 4 1 outbound · **EXTERNAL** · **LEGEND PRESENT**
External participa [redacted]

[1] [RL] 2026-07-24 00:36 — JUSTIN

```
Hi Michael,

We never did get that call scheduled. Rather than put your team through it,
here's a direct link: calendly.com/justin-kindora/justin-meet

Two things I'd want to cover. First, you mentioned the nonprofits whose
boards you sit on. Most of them are exactly who we built Kindora
<https://www.kindora.co> for, and I'd like to hear where fundraising
actually breaks for them. Second, the round I sent you the one-pager on is
now live on Wefunder <https://wefunder.com/kindora>, structured as a SAFE
plus a capped 3% revenue share so the nonprofits we serve can own a piece
of the infrastructure they rely on. I'd value your read on it.

Justin


Justin Steele
Co-Founder & CEO
justin@kindora.co
www.kindora.co
LinkedIn Profile <https://www.linkedin.com/in/justinrichardsteele/>

Kindora is 'testing the waters' under Regulation Crowdfunding to gauge
interest in a community round. No money or other consideration is being
solicited, and if sent, it won't be accepted. No investment can be made
until we file a Form C with the SEC, and any investment would happen only
through Wefunder's platform at that point. This isn't a binding offer or
commitment on either side.
```

[2] 2026-07-24 08:19 — Michael Le [redacted]

```
Shall set time in next few weeks. Thanks for the follow up.

Michael

Sent from Gmail Mobile. Please excuse any misspellings or abbreviations
that Spell Check turns into embarrassing faux pas.
```

[3] 2026-07-24 14:16 — Jenny [redacted]

```
Hi Justin,

I just scheduled August 17th 2pm ET for your meeting with Michael on your
calendly.

Thanks
Jenny

On Fri, Jul 24, 2026 at 8:19 AM Michael Levine <michael.levine8@gmail.com>
wrote:

> Shall set time in next few weeks. Thanks for the follow up.
>
> Michael
>
> Sent from Gmail Mobile. Please excuse any misspellings or abbreviations
> that Spell Check turns into embarrassing faux pas.
>
> On Fri, Jul 24, 2026 at 3:36 AM Justin Steele <justin@kindora.co> wrote:
>
>> Hi Michael,
>>
>> We never did get that call scheduled. Rather than put your team through
>> it, here's a direct link: calendly.com/justin-kindora/justin-meet
>>
>> Two things I'd want to cover. First, you mentioned the nonprofits whose
>> boards you sit on. Most of them are exactly who we built Kindora
```

```
>> <https://www.kindora.co> for, and I'd like to hear where fundraising
>> actually breaks for them. Second, the round I sent you the one-pager on is
>> now live on Wefunder <https://wefunder.com/kindora>, structured as a
>> SAFE plus a capped 3% revenue share so the nonprofits we serve can own a
>> piece of the infrastructure they rely on. I'd value your read on it.
>>
>> Justin
>>
>>
>> Justin Steele
>> Co-Founder & CEO
>> justin@kindora.co
>> www.kindora.co
>> LinkedIn Profile <https://www.linkedin.com/in/justinrichardsteele/>
>>
>> Kindora is 'testing the waters' under Regulation Crowdfunding to gauge
>> interest in a community round. No money or other consideration is being
>> solicited, and if sent, it won't be accepted. No investment can be made
>> until we file a Form C with the SEC, and any investment would happen only
>> through Wefunder's platform at that point. This isn't a binding offer or
>> commitment on either side.
>>
>
```

[4] 2026-08-05 09:38 — Jenny Ng [redacted]

```
Hi Justin,

Michael had a conflict pop up, so I've updated the calendar invite on 8/17
3pm ET.

Thanks
Jenny

On Fri, Jul 24, 2026 at 2:16 PM Jenny Ng <jnmhl32@gmail.com> wrote:

> Hi Justin,
>
> I just scheduled August 17th 2pm ET for your meeting with Michael on your
> calendly.
>
> Thanks
> Jenny
>
> On Fri, Jul 24, 2026 at 8:19 AM Michael Levine <michael.levine8@gmail.com>
> wrote:
>
>> Shall set time in next few weeks. Thanks for the follow up.
>>
>> Michael
>>
>> Sent from Gmail Mobile. Please excuse any misspellings or abbreviations
>> that Spell Check turns into embarrassing faux pas.
>>
>> On Fri, Jul 24, 2026 at 3:36 AM Justin Steele <justin@kindora.co> wrote:
>>
>>> Hi Michael,
>>>
>>> We never did get that call scheduled. Rather than put your team through
>>> it, here's a direct link: calendly.com/justin-kindora/justin-meet
>>>
>>> Two things I'd want to cover. First, you mentioned the nonprofits whose
>>> boards you sit on. Most of them are exactly who we built Kindora
>>> <https://www.kindora.co> for, and I'd like to hear where fundraising
>>> actually breaks for them. Second, the round I sent you the one-pager on is
>>> now live on Wefunder <https://wefunder.com/kindora>, structured as a
>>> SAFE plus a capped 3% revenue share so the nonprofits we serve can own a
>>> piece of the infrastructure they rely on. I'd value your read on it.
>>>
>>> Justin
>>>
>>>
>>> Justin Steele
>>> Co-Founder & CEO
>>> justin@kindora.co
>>> www.kindora.co
```

```
>>> LinkedIn Profile <https://www.linkedin.com/in/justinrichardsteele/>
>>>
>>> Kindara is 'testing the waters' under Regulation Crowdfunding to gauge
>>> interest in a community round. No money or other consideration is being
>>> solicited, and if sent, it won't be accepted. No investment can be made
>>> until we file a Form C with the SEC, and any investment would happen only
>>> through Wefunder's platform at that point. This isn't a binding offer or
>>> commitment on either side.
>>>
>>
```

103. Following up from NYC + a thank you

Opened: 2026-07-24 00:53 · **Messages:** 5 (3 outbound) · **EXTERNAL** · **LEGEND PRESENT**
External participan[redacted]

[1] [RL] 2026-07-24 00:53 — JUSTIN

```
Hey Sergio,

Super fun to catch up in person in New York last month.

I've been watching your next chapter take shape. Cheering you on.

Quick update on my end. The raise I told you about is live. It's a community
round on Wefunder <https://wefunder.com/kindora>, a SAFE plus a capped 3%
revenue share, so the nonprofits we serve can own a piece of the
infrastructure they rely on. It's the aligned-capital structure you were
building from the Robin Hood PRI side, pointed at our own community.

Two things I'd value from you. If any of your Rebel One angels back this
profile, AI for the folks the tools usually skip, mission locked, I'd love
for you to point them at the page. And I'd genuinely value your read as
someone who has run an impact studio and seen where these structures hold
or break. I'm putting something out in the world I've never seen before,
and I'm trying to learn fast about how folks are reacting to it.

Let's keep comparing notes as we both build.

Justin


Justin Steele
Co-Founder & CEO
justin@kindora.co
www.kindora.co
LinkedIn Profile <https://www.linkedin.com/in/justinrichardsteele/>

Kindora is 'testing the waters' under Regulation Crowdfunding to gauge
interest in a community round. No money or other consideration is being
solicited, and if sent, it won't be accepted. No investment can be made
until we file a Form C with the SEC, and any investment would happen only
through Wefunder's platform at that point. This isn't a binding offer or
commitment on either side.
```

[2] 2026-07-24 07:06 — Sergio [redacted]

```
I got you. Can toy share the doc and blurb you want them to see?

Also if you have time would love to swap - would love to share my latest
pitch and get feedback and happy to do the same.

I really think you are positioned exceptionally well.

--
Sergio Marrero

The information transmitted is intended only for the person to whom it is
addressed and may contain confidential material. Review or other use of
this information by persons other than the intended recipient is
prohibited. If you've received this in error, please contact the sender and
delete from any computer.
```

[3] [RL] 2026-07-26 20:49 — JUSTIN

You're the best, Sergio. Deck attached, and here's a blurb you can paste or forward as is:

—

Justin Steele spent a decade running Google.org's Americas philanthropy, directing $700M. He's now building Kindora <https://www.kindora.co>, the AI fundraising platform for the organizations he used to fund.

Nearly 1,000 nonprofits and social enterprises use it to find funders and win grants and investments. He built it himself, and Kindora has been live inside Claude since April. A Bay Area foundation just bought 30 seats for its grantees, so the funder pays and the nonprofits get it free.

He's raising a community round on Wefunder: wefunder.com/kindora

Kindora is testing the waters under Regulation Crowdfunding. No money is being solicited or accepted, and no investment can be made until a Form C is filed with the SEC.

—

And yes to the swap. Send your deck over and I'll give you honest notes.

Justin

[4] 2026-07-26 23:57 — Sergio Marr [redacted]

Sergio Marrero reacted via Gmail
<https://www.google.com/gmail/about/?utm_source=gmail-in-product&utm_medium=et&utm_campaign=emojireactionemail#app>

[5] 2026-08-17 01:01 — JUSTIN

Hey Sergio,

Finally sat down with the RBL1 deck this weekend and gave it the full read. Love what you're attempting here. Jotted some honest thoughts down below and then worked with AI to put together a moonshot idea attached based on what I'm seeing as a founder.

It's a strong deck. The narrative spine holds. Four things I'd push on:

1. Your best idea isn't as legible as it needs to be. "No customer, no go" is the strongest differentiating sentence in the deck, and it's a sub-box on the venture-creation slide. It's your answer to the concessionary objection. Make it a headline.

2. Get ahead of the DPI question. The 3.9x needs roughly $2B in exits. Your five case studies total about $593M in last stated valuations, $500M of it Propel, and none of it realized. LPs will do that math in the first meeting.

3. The $500–600K seed fights your own why-now. You argue AI collapsed build cost, then price ventures like it didn't. If that number is really a year of founder salary for a seasoned builder with a family, say so plainly. It's a better argument. (For reference, I built Kindora for about $70K before revenue starting offsetting marignal cost to some degree)

4. The PRI slide and the 3.9x slide can't coexist. Foundation counsel will not clear a PRI next to marketed top-quartile returns. I've struggled with this myself. Wanting PRIs but then not wanting to tell market investors that this is concessionary.

Reading your deck also pushed me to finally write down a thesis I've been building toward, about what the capital layer for all of this actually wants to be. Attached. Short version: the extraction problem isn't fund managers, it's the ten-year clock, and I think this wave gets its own ownership institution the way electrification got the co-op. You're in it, by name. Tell me where it's wrong.

```
The swap goes both ways. Rip into mine whenever you're ready :) I've
attached a new version based on investor feedback over the past several
weeks.

Justin
```

---

104. A thank you, and the milestone that came from it

Opened: 2026-07-24 00:54 · **Messa es:** 2 (1 outbound) · **EXTERNAL** · **LEGEND PRESENT**
External particip [redacted]

[1] [RL] 2026-07-24 00:54 — JUSTIN

```
Hey Samir, hope you and the fam are doing well and enjoying the summer.

Wanted to quickly share a milestone on my side: Kindora's community round
is live at wefunder.com/kindora, soft launch now and public in September.
We built it as a SAFE plus a revenue share so capital can come back through
operations instead of forcing an exit. A big part of the design is avoiding
the traditional growth-capital pitfalls I've heard about from founders a
few steps ahead of me, you included.

No ask here, truly. But if anything jumps out at you, good or bad, I want
to hear it. And if there's anyone in your world you think I should be
talking to, I'd welcome the nudge.

Justin



Kindora is 'testing the waters' under Regulation Crowdfunding to gauge
interest in a community round. No money or other consideration is being
solicited, and if sent, it won't be accepted. No investment can be made
until we file a Form C with the SEC, and any investment would happen only
through Wefunder's platform at that point. This isn't a binding offer or
commitment on either side.
```

[2] 2026-07-24 09:10 — Samir G [redacted]

```
Justin,

Thanks for the note and reaching out. I'll be sure to check this out,
hopefully over the weekend and get back to you.

all the best,
Samir
```

---

105. The Kindora-Promise crossover, an easy way to pilot it

Opened: 2026 [redacted] **GEND IN THREAD**
External parti [redacted]

[1] [R] 2026-0 - —

```
Emma, Vance,

Picking our conversation back up from June. I've been thinking about the
Kindora-Promise crossover, and there's now an easy way to try it.

We just turned on self-serve for our grantee-sponsorship model, so a studio
like Promise can put a couple of your ventures on Kindora without a
contract cycle. You'd buy the licenses, your ventures get full access, and
you see adoption across the cohort. It's the same thing Camelback and
Tipping Point are doing, sized down to a pilot: kindora.co/sponsor-checkout
<https://www.kindora.co/sponsor-checkout>.

If two or three of your ECD ventures would be good candidates, I'd love to
get them set up and learn from how they use it.

One more, just so you know: we opened a community round on Wefunder |
```

```
wefunder.com/kindora), raising in a way that lets the nonprofits and
funders who use Kindora own a piece of it. No ask, just thought it was up
your alley given the ventures you back.

Justin
```

[2] [R] 2026-07-24 09:27 — JUSTIN

```
Sounds great Emma.

On Fri, Jul 24, 2026 at 9:22 AM Emma Maxwell <emma@promisestudio.org> wrote:

> Hi Justin! Hope all is well since the last time we chatted.
>
> This is an exciting update, thank you for sharing! We'll be in-person next
> week for our annual Promise team retreat so things will be moving a little
> more slowly but we're planning to circle back to Kindora after that and set
> up an account for us as Promise to tinker with and learn from, and then
> hopefully eventually expand to some of the ventures and grantees in our
> network. We'll definitely keep you posted if we have any questions or crazy
> ideas or anything else :)
>
> Have a great weekend!
> Emma
>
>
> [image: photo]
>
> Emma Maxwell
> *Manager of Executive Initiatives*
>
>  [image: icon] she/her/hers
>
>   [image: icon] emma@promisestudio.org | [image: icon]
> www.promisestudio.org
>
>  [image: icon] schedule a call with me
> <https://calendly.com/emma-r712/meeting>
>
>
> On Fri, Jul 24, 2026 at 9:01 AM Justin Steele <justin@kindora.co> wrote:
>
>> Emma, Vance,
>>
>> Picking our conversation back up from June. I've been thinking about the
>> Kindora-Promise crossover, and there's now an easy way to try it.
>>
>> We just turned on self-serve for our grantee-sponsorship model, so a
>> studio like Promise can put a couple of your ventures on Kindora without a
>> contract cycle. You'd buy the licenses, your ventures get full access, and
>> you see adoption across the cohort. It's the same thing Camelback and
>> Tipping Point are doing, sized down to a pilot:
>> kindora.co/sponsor-checkout <https://www.kindora.co/sponsor-checkout>.
>>
>> If two or three of your ECO ventures would be good candidates, I'd love
>> to get them set up and learn from how they use it.
>>
>> One more, just so you know: we opened a community round on Wefunder (
>> wefunder.com/kindora), raising in a way that lets the nonprofits and
>> funders who use Kindora own a piece of it. No ask, just thought it was up
>> your alley given the ventures you back.
>>
>> Justin
>>
>

--



Justin Steele

Co-Founder & CEO


justin@kindora.co
```

```
www.kindora.co

LinkedIn Profile <https://www.linkedin.com/in/justinrichardsteele/>
```

[3] 2026-07-24 10:21 — Emma Ma [redacted]

```
Hi Justin! Hope all is well since the last time we chatted.

This is an exciting update, thank you for sharing! We'll be in-person next
week for our annual Promise team retreat so things will be moving a little
more slowly but we're planning to circle back to Kindora after that and set
up an account for us as Promise to tinker with and learn from, and then
hopefully eventually expand to some of the ventures and grantees in our
network. We'll definitely keep you posted if we have any questions or crazy
ideas or anything else :)

Have a great weekend!
Emma


[image: photo]

Emma Maxwell
*Manager of Executive Initiatives*

 [image: icon] she/her/hers

  [image: icon] emma@promisestudio.org | [image: icon] www.promisestudio.org


 [image: icon] schedule a call with me
<https://calendly.com/emma-r712/meeting>
```

---

106. Hello (EBC / Oakland / Kindora)

Opened: 2026-0 [redacted] **RNAL · LEGEND PRESENT**
External partici [redacted]

[1] [RL] 2026-07 [redacted]

```
Hi Phil,

I can't recall if we've met properly, but our worlds have overlapped for
years. I led Google.org's Americas philanthropy for close to a decade, and
the Ella Baker Center was one of the organizations I was proudest to fund.
I've admired what you've helped steward on the board there ever since, from
the funder's side of the table.

I left Google.org to build something that came straight out of that decade.
What I kept seeing was that the nonprofits with the most polish and the
best-connected boards got the meetings and the money, while the
organizations closest to the problem got priced out of the tools that would
level the field. So we built Kindora <https://www.kindora.co>, a public
benefit corporation that puts funder intelligence, warm-network mapping,
and grant-development capacity in reach of the 85% of nonprofits shut out
of it. We're at 1,700+ organizations, and Anthropic published a case study
on us this spring.

That "who gets funded, and why" question is one you're living on the
capital side, with the Responsible AI work and your focus on backing
proximate, POC-led builders. We recently opened a community round on
Wefunder <https://wefunder.com/kindora>, but I'm not writing to pitch you.
I'd genuinely value your read as someone who sees this from the funder's
chair.

Any chance you're up for a coffee here in Oakland, or a call?

Justin


Justin Steele
Co-Founder & CEO
```

```
justin@kindora.co
www.kindora.co
LinkedIn Profile <https://www.linkedin.com/in/justinrichardsteele/>

Kindora is "testing the waters" under Regulation Crowdfunding to gauge
interest in a community round. No money or other consideration is being
solicited, and if sent, it won't be accepted. No investment can be made
until we file a Form C with the SEC, and any investment would happen only
through Wefunder's platform at that point. This isn't a binding offer or
commitment on either side.
```

---

107. Good bumping into you

Opened: 2026-07-24 1 [redacted] TERNAL · NO LEGEND IN THREAD
External participants: [redacted]

[1] [R] 2026-07-24 14:19 — JUSTIN

```
Cool that we're neighbors! We live on La Cresta and Wellington. Hit me up
if you ever want to grab coffee or lunch. Here's what I've been working on
this week that I mentioned:

https://wefunder.com/kindora

--
Justin R. Steele
https://www.truesteele.com/
```

[2] 2026-07-25 12:06 — Jes M [redacted]

```
Justin,

We are two blocks from Paulista at Everett and Galvin!

Would love to meet up and learn more. I'm headed out of town — this week to PV for a family vacay and then first week of August
for some leadership work I'm doing with the Casey foundation.

So let's meet up mid August like week of 10th or 17th.

Look forward to it!

Jes

Jes Montesinos, Founder and CEO
Montesinos & Associates
415-385-5382 direct
they/them
```

[3] 2026-07-28 15:42 — JUSTIN

```
Sounds great. Here's a calendly link for an in person neighborhood meetup.
Mid-August sounds great.

https://calendly.com/justin-kindora/lunch-coffee-with-justin


--
Justin R. Steele
https://www.truesteele.com/
```

---

108. Building the other choice

Opened: 2026-07 [redacted] und) · **EXTERNAL · LEGEND PRESENT**
External particip [redacted]
[1] [RL] 2026-07- [redacted]

```
Hi Nick,
```

Shu Dar introduced us at the Responsible Innovation Labs convening last fall. Glad to finally have a good reason to follow up.

One exchange from that gathering ended up really sticking with me. Roy Bahat said onstage that the only good reason to raise VC is having no other choice. I took it literally and went looking for the other choice as I started my PBC last year.

The company is Kindora, an AI fundraising platform for nonprofits. 1,700+ organizations use it to find the right funders, over 95% of the code written with Claude, mostly just me. You built Momentum, so you know exactly how hard this category is and what it looks like when it works.

The raise is the other choice: a community round on Wefunder, a SAFE paired with a 3% revenue share capped at 1.5x so capital returns through operations if there's no exit, a PRI lane for foundations, and the mission locked into our PBC charter. Soft launch at wefunder.com/kindora, public in September. This is nowhere near Juniper's thesis and I'm not pitching the fund.

What I want is your read, as someone who built and sold in this category and studies why people give: does this structure read as an investable instrument or a red flag? If it ever interests you personally, that door is open. And if you know people who invest with a real impact and returns lens, I'd love a name or two.

Coffee in SF or 20 minutes anytime: calendly.com/justin-kindora/justin-meet

Happy to get your quick take over email too if that's easier.

Justin

A note for good order: this is not an offer to sell securities and we are not accepting funds now. Any indication of interest is non-binding, and an investment could only be made through Wefunder after we file our offering statement with the SEC.

---

109. Your layer cake, built

Opened: 2026-07-[redacted]**TERNAL · LEGEND PRESENT**
External participa[redacted]

[1] [RL] 2026-07-2[redacted]

Hi Jasper,

When Amir connected us last March, you walked me through the layer-cake capital structure and pointed me to the Stonyfield model. I took notes that day and I've been building from them since. Congrats on the growth in this year's RSF annual report, by the way. Clearly an exciting stretch for the team.

Here's where your advice landed. I built Kindora, an AI fundraising platform that 1,700+ nonprofits now use, structured as a Delaware PBC. We're raising its next chapter as exactly the cake you described: a philanthropic lane for PRIs and recoverable grants, a community lane on Wefunder with a $100 minimum so the nonprofits we serve can own a piece, and a Reg D lane for accredited investors on the same terms. We studied the Stonyfield dividend approach seriously and landed on a SAFE plus a capped revenue share instead. Dividends needed profits, a new stock class, and double taxation; the revenue share gets the same result, capital returning through operations without control changing hands, with cleaner mechanics. It's live in soft launch at wefunder.com/kindora, public in September.

You also warned me that even when the principal is all in, their advisors pressure-test everything. We designed for that. So here's my question: where would RSF's own investment team poke holes? Are there others you think I should be talking to? We still have some time before the Wefunder campaign goes full public, so I'm actively shaping the offering based on feedback.

Twenty minutes of your skepticism would be worth a lot.

```
Justin


Kindora is 'testing the waters' under Regulation Crowdfunding to gauge
interest in a community round. No money or other consideration is being
solicited, and if sent, it won't be accepted. No investment can be made
until we file a Form C with the SEC, and any investment would happen only
through Wefunder's platform at that point. This isn't a binding offer or
commitment on either side.

Justin
```

---

110. Kindora + a Beneficial Deployments credits ask

Opened: 2026-0[redacted]
External partici[redacted]

[1] [RL] 2026-07-24 18:59 — JUSTIN

```
Hi Elizabeth,

Since your team helped us launch in April, Kindora's gone from 350
nonprofits to 1,700+, and our MCP server now drives several hundred
Claude.ai calls a day. We're a distribution surface on Claude now, not just
a customer.

The ask: our production API spend is ramping fast (~$3,400 last month), and
the Max licenses Frances set us up with expired in July. Could we get
Kindora onto a formal Beneficial Deployments footing on API credits? They
go straight into serving the 85% of nonprofits priced out of these tools.

We also just opened a community round so the community we serve can own a
piece alongside more traditional investors and we stay mission-locked:
wefunder.com/kindora. If Anthropic would ever want to engage, I'd love a
pointer to the right person.

20 minutes, or send me to whoever owns nonprofit credits now?

Justin


Kindora is 'testing the waters' under Regulation Crowdfunding. No money is
being solicited or accepted; any investment could only be made through
Wefunder after we file a Form C with the SEC. Nothing here is a binding
offer.
```

[2] 2026-07-28 10:37 — Elizabeth Koll [redacted]

```
Hi, Justin,

Huge congratulations on the success! Very exciting and impactful.

I'm looping Frances here to see how we might be able to support going
forward. She's out this week but will follow up next week.

All my best,
Elizabeth
```

[3] 2026-08-12 20:19 — JUSTIN

```
just us

Hey Frances! Hope you're doing well and have had some adventurous non-work
travel this summer. Would love to pick up this conversation when you're
game.

Justin
```

---

111. Jesus reminded me I owed you a proper hello

Opened: 2026-0 [redacted] TERNAL · LEGEND PRESENT
External particip [redacted]

[1] [RL] 2026-07-24 21:20 — JUSTIN

```
Hi Paula,

Lunch with Jesus Gerena today made me smile. Your name came up, and it
reminded me of your kind note at Guardian Summit.

I didn't realize you and Lawrence backed Camelback early. Camelback wrote
Kindora's first institutional check, so you're already a part of Kindora's
story.

The update since the Summit: our community round is live, soft launch at
wefunder.com/kindora, public in September. A SAFE paired with a capped
revenue share, a PRI lane for foundations, and the nonprofits we serve
become owners. The conviction UpTogether taught us all, that the people
closest to the problem deserve the trust and the capital, runs through the
structure itself.

Jesus thought you'd have the sharpest view on where a raise like this
should be looking, and I'd love your thoughts. If it's ever something you
and Lawrence would want a direct piece of, that door is wide open too.

Happy to talk if its easier: calendly.com/justin-kindora/justin-meet

Justin


*A note for good order: this is not an offer to sell securities and we are
not accepting funds now. Any indication of interest is non-binding, and an
investment could only be made through Wefunder after we file our offering
statement with the SEC.*
```

[2] 2026-07-28 05:36 — Pa [redacted]

```
A quick bounce back to your email.....

Thanks for reaching out.  I'd love to talk. Samantha, who works with me, will reach out through your appointment link.

Looking forward to talking: I love what you're doing.

P-

Paula A Sneed

Phelps Prescott Group
847-219-8433 (M)



________________________________
```

[3] 2026-08-04 21:55 — JUSTIN

```
Hi Paula,

Kindora turns one today! Counting the people who got us here, including you.

I'd still love that conversation whenever the calendar allows. Here's
the link again for Samantha: calendly.com/justin-kindora/justin-meet.
And if it's easier, I'll work around whatever times she sends.

Warmly,

Justin
```

[4] 2026-08-11 12:31 — JUSTIN

```
Hi Paula,

Thank you again for your time and wisdom on our call. As promised, here's a
concrete path for you to consider for investment in Kindora, and one thing
I'd love to offer you alongside it.

To invest through your DAF, you typically open a free account at a sponsor
built for private-company social impact investments, grant into it from
your current fund, and recommend the investment from there. I have
relationships with both of the sponsors who do this well. Impact Foundation
<https://www.impactfoundation.org/> is a great one. They move fast, and an
investment at your level is their standard. One thing to call out is that
Impact Foundation is a faith-based organization (Christian). They serve
secular donors and companies, but their staff sign a statement of faith, so
if that isn't the right home for your giving, ImpactAssets
<https://impactassets.org/> is the largest secular impact-DAF platform and
every bit as good. I know folks at both.

Here is why your coming in at this level matters beyond the check. Neither
of those sponsors can put Kindora in front of their investor community
until a first investor triggers their diligence. Another investor is
already considering moving at ImpactAssets. Your investment could open
Impact Foundation, and once that door is open, they have offered to
introduce Kindora to other values-aligned investor in their network. One
yes from you, and a whole ecosystem opens behind it. Quiet and catalytic,
the way you and Lawrence give.

I'd also love to put your investment to work the way you would want it to.
At that level we offer an investor perk: the ability to name a Kindora
cohort of five nonprofits, each receiving a full year of Kindora Growth on
me, chosen by you. Name them yourself, or I'll place them with
organizations that could never afford it, and I'll send you a report on
what they did with the year. Your capital opens the ecosystem, and five
organizations get the tool at the same time.

I'll carry all the Kindora diligence if you decide to go the sponsor route.
Your part is about fifteen minutes of paperwork and the grant
recommendation from your current DAF. Just say the word.

Happy to follow your lead if you're leaning a different direction.

Justin
```

---

112. The round you asked about

Opened: 2026-[redacted]nd) · **EXTERNAL** · **LEGEND PRESENT**
External partici[redacted]

[1] [RL] 2026-07- 4 1: —

```
Hey Adrian,

I was pleasantly surprised when you asked me about investing in Kindora. I
appreciate the vote of confidence.

The investment opportunity is open to anyone, and all the details are at
this public link: wefunder.com/kindora.

One mechanical note: we're in soft launch, so nothing can be accepted until
we file our Form C with the SEC in a few weeks. Everything runs through
Wefunder on the same terms for everyone.

No pressure at all on size or timing.

Love to the fam.

Justin


*A note for good order: this is not an offer to sell securities and we are
not accepting funds now. Any indication of interest is non-binding, and an
investment could only be made through Wefunder after we file our offering
statement with the SEC.*
```

[2] 2026-07-26 20:55 — Adrian Sch[redacted]

```
<html class="apple-mail-supports-explicit-dark-mode"><head><meta http-equiv="content-type" content="text/html; charset=utf-8">
</head><body dir="auto"><div dir="ltr"></div><div dir="ltr">Hell yeah, I'm in.&nbsp;</div><div dir="ltr"><br></div><div
dir="ltr">Sounds like theres still a wait for this to kick off officially, so I'll tap back in when we are closer to launch.&nbsp;
</div><div dir="ltr"><br><blockquote type="cite">On Jul 24, 2026, at 9:26 PM, Justin Steele &lt;justin@kindora.co&gt; wrote:<br>
<br></blockquote></div><blockquote type="cite"><div dir="ltr"><div dir="ltr"><p style="margin:0 0 12px 0">Hey Adrian,</p><p
style="margin:0 0 12px 0">I was pleasantly surprised when you asked me about investing in Kindora. I appreciate the vote of
confidence.</p><p style="margin:0 0 12px 0">The investment opportunity is open to anyone, and all the details are at this public
link: <a href="https://wefunder.com/kindora" target="_blank">wefunder.com/kindora</a>.</p><p style="margin:0 0 12px 0">One
mechanical note: we're in soft launch, so nothing can be accepted until we file our Form C with the SEC in a few weeks. Everything
runs through Wefunder on the same terms for everyone.</p><p style="margin:0 0 12px 0">No pressure at all on size or timing.</p><p
style="margin:0 0 12px 0">Love to the fam.</p><p style="margin:0 0 12px 0">Justin</p><p style="margin:12px 0 0 0"><br></p><p
style="margin:0"><i>A note for good order: this is not an offer to sell securities and we are not accepting funds now. Any
indication of interest is non-binding, and an investment could only be made through Wefunder after we file our offering statement
with the SEC.</i></p></div>
</div></blockquote></body></html>
```

[3] 2026-07-26 20:59 — JUSTIN

```
Awesome. You can reserve your place now. Then in mid to late August we'll
start excepting investments. We need to get some SEC paperwork cleared
first.




Justin Steele

Co-Founder & CEO


justin@kindora.co

www.kindora.co

LinkedIn Profile <https://www.linkedin.com/in/justinrichardsteele/>
```

[4] 2026-08-07 17:29 — Adrian [redacted]

```
<html class="apple-mail-supports-explicit-dark-mode"><head><meta http-equiv="content-type" content="text/html; charset=utf-8">
</head><body dir="auto"><div dir="ltr"></div><div dir="ltr">We're officially locked in. This is my first time investing like this.
If you see me rocking a patagonia vest and mobbin in a rivian, you know why.&nbsp;</div><div dir="ltr"><br><blockquote
type="cite">On Jul 26, 2026, at 9:00 PM, Justin Steele &lt;justin@kindora.co&gt; wrote:<br><br></blockquote></div><blockquote
type="cite"><div dir="ltr"><div dir="auto"><div>Awesome. You can reserve your place now. Then in mid to late August we'll start
excepting investments. We need to get some SEC paperwork cleared first.</div><div dir="auto"><br></div><div><br></div><div data-
smartmail="gmail_signature"><div dir="ltr"><span><div dir="ltr" style="margin-left:30.75pt" align="left"><table
style="border:none;border-collapse:collapse"><colgroup><col width="131"><col width="42"><col width="267"></colgroup><tbody><tr
style="height:168.21999999999997pt"><td style="vertical-align:top;padding:5pt 5pt 5pt 5pt;overflow:hidden"><br><span
style="border:none;display:inline-block;overflow:hidden;width:117px;height:117px"><img src="https://lh7-
rt.googleusercontent.com/docsz/AD_4nXcMVMnAWBHWPOs4kvAqdyfp-
lGJNE77V6eD6AikqGeoQFl1o4eMGRlzeE6HsEknCRdvKe_EnPX52pQgx81YmMi56GIRWs5X3Jg0-T4bOGY6bymMPOEIM?yQgg6zdw7DCkzwQkrRZA?
key=aIIB5AhcHPE1JRVhlTBFnw" width="117" height="117" style="margin-left:0px;margin-top:0px" data-unique-identifier=""></span></td>
<td style="vertical-align:top;padding:5pt 5pt 5pt 5pt;overflow:hidden"><p dir="ltr" style="line-height:1.2;margin-top:0pt;margin-
bottom:0pt"><span style="font-size:11pt;font-family:Arial,sans-serif;background-color:transparent;vertical-align:baseline"><span
style="border:none;display:inline-block;overflow:hidden;width:36px;height:178px"><img src="https://lh7-
rt.googleusercontent.com/docsz/AD_4nXfoj0heGbC8gZjFq09nxjBeHpuZy85IrnrDIHP_XJRVedsF6pBscHDpylRH6sV873HWWBDEtzM7nFwa10C8Q3vcKdwBmiuxu
key=aIIB5AhcHPE1JRVhlTBFnw" width="36" height="178" style="margin-left:0px;margin-top:0px" data-unique-identifier=""></span>
</span></p><font color="#000000"><br></font></td><td style="vertical-align:top;padding:5pt 5pt 5pt 5pt;overflow:hidden"><font
color="#000000"><br></font><p dir="ltr" style="line-height:1.2;margin-top:0pt;margin-bottom:0pt"><span style="font-size:13pt;font-
family:Montserrat,sans-serif;background-color:transparent;font-weight:700;vertical-align:baseline"><font color="#000000">Justin
Steele</font></span></p><p dir="ltr" style="line-height:1.2;margin-top:0pt;margin-bottom:0pt"><span style="font-size:9pt;font-
family:Montserrat,sans-serif;background-color:transparent;vertical-align:baseline"><font color="#000000">Co-Founder &amp;&nbsp;
</font></span><font color="#000000" face="Montserrat, sans-serif"><span style="font-size:12px">CEO</span></font></p><font
color="#000000"><br><br></font><p dir="ltr" style="line-height:1.2;margin-top:0pt;margin-bottom:0pt"><a
href="mailto:justin@kindora.co" target="_blank"><font color="#000000"><span style="font-size:9pt;font-family:Montserrat,sans-
serif;background-color:transparent;vertical-align:baseline">justin@</span><span style="font-size:9pt;font-family:Montserrat,sans-
serif;background-color:transparent;vertical-align:baseline">kindora.co</span></font></a></p><p dir="ltr" style="line-
height:1.2;margin-top:0pt;margin-bottom:0pt"><a href="http://www.kindora.co" target="_
```

[5] 2026-08-14 21:31 — JUSTIN

Lol. Yo, this is huge man. Really appreciate you. I've got some dope investors coming in. You're going to be in good company. I'm working on creating a whole community out of social sector leaders who all own a piece of Kindora together. More coming next week.

---

113. Following up on your DAF post

Opened: 2026-07-25 1[redacted]d) · **EXTERNAL** · **LEGEND PRESENT**
External participants: [redacted]

[1] [RL] 2026-07-25 12:16 — JUSTIN

Hey Khadijah,

We met at the Camelback kickoff in Atlanta in February, where you were on the investor panel and gave the fellows some hard truths about VC money. Thank you again for that.

I'm following up on your DAF post. You asked who wants to learn more, so here's what I've got in case it's useful for the session.

Some context. I spent a decade at Google.org, where roughly $700M flowed through programs I led, much of it moving through DAFs. I created our first racial justice portfolio <https://blog.google/company-news/outreach-and-initiatives/google-org/doing-more-racial-justice/> and was the first Black director on Google's philanthropy team. I'm also a trustee at the San Francisco Foundation, which holds about $600M in donor-advised funds. And while I was at Google I pitched a PRI vehicle to the CFO and got close before it died. I was knocking on this door from the inside for a long time. Now I'm on the outside knocking again as a founder.

The blocker most people hit first: commercial sponsors like Schwab and Fidelity generally won't allow a PRI out of a DAF. Community foundations usually will. A few go further and act as aggregators, pooling donor capital and making the investment themselves, then letting donors reinvest or take the money back at maturity. The San Francisco Foundation does this today with its housing fund.

My startup Kindora is a fundraising platform for the social sector, and we have every grant and investment philanthropic funders made in the last three years. When we searched for PRIs into technology built for the social sector itself, we found one. I wrote it up here <https://www.linkedin.com/pulse/i-gave-away-700-million-tried-raise-350000-justin-steele-dlrjc>. It's mostly PRIs and recoverable grants rather than DAFs specifically, but it's the same problem in a different wrapper.

Happy to think through more of it with you and Brahm, or to jump on the session if that's helpful.

We're testing a version of this ourselves with our raise, which is partly inspired by your comments after that panel. Our community round is a SAFE paired with a revenue share capped at 1.5x, built so foundation and DAF capital can come in on PRI-style terms (wefunder.com/kindora). I'll share what we learn either way.

I'm a first time founder learning as I go, so all feedback welcome if you have a hot take.

Justin

A note for good order: this is not an offer to sell securities and we are not accepting funds now. Any indication of interest is non-binding, and an investment could only be made through Wefunder after we file our offering statement with the SEC.

---

114. Condolences and an update

Opened: 2026-07-[redacted]outbound) · **EXTERNAL** · **LEGEND PRESENT**
External participa[redacted]

[1] [RL] 2026-07-25 12:50 — JUSTIN

Hey Jewel,

I read your post about Vonda. I'm sorry. Thirty years fighting for workers across the South is a life worth all the words you wrote.

How are you and the family holding up?

Thank you again for coming out to Buckhead in February. An update on where I landed in the months since. I decided to keep building Kindora independently rather than merge. I'm genuinely rooting for Leandrew, and we stay in touch. And Kindora has continued to really take off. Our partnership with Anthropic <https://claude.com/customers/kindora> was a major inflection point in April.

We're raising a community round: a SAFE paired with a revenue share capped at 1.5x so capital returns through operations instead of an exit, a lane for foundation capital on PRI-style terms, and the mission locked into our PBC charter. Soft launch at wefunder.com/kindora, public in September.

I know Collab can't invest in this. What I'd value is your read on the structure itself. You've built a fund, you've sat on the other side of the table as a founder who exited, and you think about who gets access to capital for a living. If the design has a hole in it, you'd see it faster than most.

Only if and when you have the space for it. No rush at all.

Justin

A note for good order: this is not an offer to sell securities and we are not accepting funds now. Any indication of interest is non-binding, and an investment could only be made through Wefunder after we file our offering statement with the SEC.

---

115. I took the leap and the raise is live

Opened: 2026-07-[redacted] **NT**
External participa[redacted]

[1] [RL] 2026-07-25 12:56 — JUSTIN

Hey Selam,

Hope your summer is going well. Some news to share: our community round is officially live. Soft launch at wefunder.com/kindora now, public in September. A SAFE paired with a capped revenue share, a PRI lane for foundations, and the nonprofits we serve become owners. I really appreciate all the conversations we had as I wrestled with how to put this together!

Two asks, coach hat on. First, your honest take. You've watched me go from baby entrepreneur to running a live raise, and you see more founders raise than almost anyone. What lands and what worries you? Second, names. If there are folks in the Camelback orbit or your own world who should see this, whether as investors or as skeptics worth hearing from, I'd love the connections.

I put together an outreach map of everyone I've reached out to so far so you can get a sense for what my ecosystem map looks like right now:

https://www.kindora.co/shared/capital-map-c51368ade8b3d563845ec2cf344ca600

Pin: 2843

Thank you for being in my corner through all of it.

Justin

*A note for good order: this is not an offer to sell securities and we are not accepting funds now. Any indication of interest is non-binding, and an

```
investment could only be made through Wefunder after we file our offering
statement with the SEC.*
```

[2] 2026-07-27 08:07 — Selam Kebr [redacted]

```
I LOVE how you've structured this. I need time to absorb this info so will
do so this week and get back to you.

Selam

On Sat, Jul 25, 2026 at 12:56 PM Justin Steele <justin@kindora.co> wrote:

> Hey Selam,
>
> Hope your summer is going well. Some news to share: our community round is
> officially live. Soft launch at wefunder.com/kindora now, public in
> September. A SAFE paired with a capped revenue share, a PRI lane for
> foundations, and the nonprofits we serve become owners. I really appreciate
> all the conversations we had as I wrestled with how to put this together!
>
> Two asks, coach hat on. First, your honest take. You've watched me go from
> baby entrepreneur to running a live raise, and you see more founders raise
> than almost anyone. What lands and what worries you? Second, names. If
> there are folks in the Camelback orbit or your own world who should see
> this, whether as investors or as skeptics worth hearing from, I'd love the
> connections.
>
> I put together an outreach map of everyone I've reached out to so far so
> you can get a sense for what my ecosystem map looks like right now:
>
> https://www.kindora.co/shared/capital-map-c51368ade8b3d563045ec2cf344ca608
>
> Pin: 2843
>
> Thank you for being in my corner through all of it.
>
> Justin
>
>
> *A note for good order: this is not an offer to sell securities and we are
> not accepting funds now. Any indication of interest is non-binding, and an
> investment could only be made through Wefunder after we file our offering
> statement with the SEC.*
>
```

[3] 2026-07-29 17:21 — Selam [redacted]

```
Hey Justin,

Okay, I've sat with this properly now. I'm including Enovia in CC since
she'll be your primary partner moving forward though I am happy to support;
you know I love this stuff. First, congrats, seeing this go live is huge.
And I mean that, I've watched you build toward this for a while now and I
love how you've structured this campaign.

Here's my honest take. Coach hat on:

The structure is smart. A SAFE with a capped revenue share plus a PRI lane
for foundations fits what Kindora actually is way better than a plain
equity round would. My one worry is that it's nontraditional enough that
most people on Wefunder won't intuitively get it. I'd build a short
plain-language explainer, maybe even a simple one-pager or diagram, that
walks through why each piece exists (why revenue share, why nonprofits
become owners, why foundations get their own lane) separate from the full
deck. Worth having your securities folks glance at that explainer too, just
so the simple version still matches what's actually in the Form C.

Second thing: speaking of the deck, given how long and complex it is, I'd
build a second, much shorter version for everyday individuals browsing the
page. Save the full deck for people actually doing diligence.

Third thing: capped revenue share structures can be a hard sell to
investors who haven't seen one perform before. Beyond just explaining what
it is, be ready to walk people through the downside case concretely, what
happens in the capped out scenario and what it looks like if things go
```

slower than planned, not just the upside math. Investors tend to trust founders more when they've clearly thought through the bad case too.

Fourth thing: you're a builder by nature. But for the next few months you're a marketer. Momentum going into September matters more than people think. Crowdfunding campaigns that already show real traction before public launch tend to keep attracting support, and ones that launch quiet tend to stay quiet. So I'd plan on a real weekly cadence now: updates, visible proof of who's already in, and a plan for keeping the momentum up. Don't be afraid to hit up your network, that includes the Camelback fam. Also worth deciding now who's fielding investor questions on the platform day to day, once the raise is live those tend to pile up fast and you don't want that pulling you away from building.

Fifth thing: one more thing worth doing before September if possible, if you can get even one credible lead, a foundation from the PRI lane or a known name, to commit publicly early, it does a lot of work. People deciding whether to back a raise take real cues from who else is already in, so an early anchor investor makes the page feel like it has momentum rather than asking strangers to go first.

Sixth thing, and I know you've got your lawyer and Wefunder has their own compliance team, so this might be done already. As you know, in a Reg CF raise, the campaign legally can't go public until the required Form C disclosure has been filed with the SEC and the funding portal's compliance team has reviewed the campaign page, marketing materials and pre-launch communications. Worth a quick check with your lawyer that the Form C filing and Wefunder's compliance review have a real buffer built in before the public date, especially given the structure is nontraditional than a standard SAFE round. Better a five minute confirmation now than a scramble in late

[4] [RL] 2026-07-30 08:00 — JUSTIN

Hey Selam,

This is exactly the coaching I was hoping for, thank you! And Enovia, excited to rock with you as well.

I put your notes straight to work. Here's where each one landed.

The explainer: built. I made a simple "Three outcomes" diagram showing the three ways capital comes back (priced round, acquisition, staying independent). It's going into the memo, the one-pager, and a new appendix slide in the deck. The memo's terms section now opens with "a standard post-money SAFE, the same agreement most startup investors already know, with one added feature." Familiar thing first, bonus second.

The downside case: now in print. The memo covers the slow case now. If we never pass $1M ARR, the revenue share never activates and the SAFE is the only path back.

The shorter deck: I have a one pager for the scroller (attached). I put it on the page as an additional doc, but Wefunder doesn't have a way to display it like the deck. I'd like, for now, to keep the longer deck for due diligence and use the memo and one pager for the quick hits. I'll also be producing a short video folks can watch.

Q&A: that's me. My email triage setup means I can answer fast and thoroughly, and it should come from the founder anyway. If small-investor meetings pile up after launch, we'll set up an AMA session folks can pile into.

The early anchor: agreed. We've got one investor in for $10K already, another strongly considering at $50K. We're in the first soft launch week so I'm feeling encouraged.

Timing: Form C files the week of September 2, public September 10, and Wefunder runs compliance review as part of their fee. The honest pinch point is reviewed financials landing in late August, so I'm managing our accountant as the critical path.

Whenever you're ready with names, I'm ready. Send the skeptics first :)

Justin

A note for good order: this is not an offer to sell securities and we are not accepting funds now. Any indication of interest is non-binding, and an investment could only be made through Wefunder after we file our offering statement with the SEC.

---

116. Claude Corps, and raising capital for social sector tech

Opened: 2026-0[redacted] outbound) · **EXTERNAL** · **LEGEND PRESENT**
External partici[redacted]

[1] [RL] 2026-07-25 13:54 — JUSTIN

Hey Bulbul,

I saw PCV is an inaugural Claude Corps host. Congratulations. We're in that same orbit from the other side: Kindora is built almost entirely on Claude, Anthropic published a case study on us in the spring, and we ship a connector that lets any Claude user search open grants. If I can be helpful at all as you onboard your fellows, let me know!

As you and I have discussed, I've been puzzling through how to capitalize social sector tech like Kindora. When I searched for PRIs into technology built for the social sector itself, I found one.

So I'm trying to build the option instead of waiting for it. Kindora's community round is a SAFE paired with a revenue share capped at 1.5x, so capital comes back through operations rather than an exit, with a lane for foundation capital on PRI-style terms and the mission locked into our PBC charter. Soft launch at wefunder.com/kindora, public in September.

I know this kind of investment isn't a PCV fit. What I'd value is your read on whether the structure holds up, and names. You teach this field at Haas and you spent years advising Open Road Alliance, so you know who actually writes recoverable and patient checks into early-stage mission companies better than almost anyone I could ask.

Would love to catch up regardless.

Justin

A note for good order: this is not an offer to sell securities and we are not accepting funds now. Any indication of interest is non-binding, and an investment could only be made through Wefunder after we file our offering statement with the SEC.

[2] 2026-08-04 04:59 — Bulbu[redacted]

Hi Justin,
Good to hear from you! Sorry for the delay, just got back from some precious PTO abroad with my girls, and caregiving with my elderly parents on the east coast.
I saw that case study and have loved following your work with Kindora and it's takeoff! Was talking about you with Trevor last month when we did a walk and talk, and was also hoping to reconnect when I was back.

Love this launch – so compelling, and great to see Camelback in. Assuming you've talked with the Kapor team already? Omidyar? I can definitely think about it more, and will review the pitch deck in more detail as the financial returns and where payout comes may help me think of some investors over others. Hewlett's organizational effectiveness portfolio? This feels like a philanthropy infrastructure capacity building support effort more should appreciate!

Let me know when is good to reconnect – would also love to see where you are and run a couple things by you if you have feedback or suggestions for me as we build PCV's responsible AI work!
I'm most flex in Oakland Weds the 19th between 1130-130pm, or the 20th 1130-2pm for now.

Hope you and family got some rest time this summer too! I need to check out Outdoorithm for me and my girls 😊
Warmly, Bulbul
650-776-3133

[3] 2026-08-09 17:00 — JUSTIN

Glad you got some real time with your girls and your parents. Please do come on an Outdoorithm trip! We just got back from an amazing trip in the mountains to see the meteor show with 45 folks (pic below from our first

night). Big group site directly on a lake and folks just had the best time.

Wednesday the 19th works great. Happy to come to you at PCV, or we can grab lunch nearby. Let me know your preference and I'll lock it in.

[4] 2026-06-18 20:35 — Bulbul [redacted]

Hi Justin,
Apologies for the delay, it's been a lot coming back from 3 weeks PTO to SO much to catch up on.
I can't make it into the office in Oakland tomorrow on the 19th, but will be there the following Weds the 26th. Would a 4pm coffee or chat work for you then by any chance to meetup?
Please let me know! Bulbul

---

117. Kindora is raising

Opened: 2026-0 [redacted] · **EXTERNAL** · **LEGEND PRESENT**
External partici [redacted]

[1] [RL] 2026-07-25 14:17 — JUSTIN

Louise!!

Hope the summer has been good to you. We just got back from Kings Canyon with 40 folks camping and fly fishing at the road's end, and there is one more trip in Ebbets Pass the first week of August. Lots of fun adventure.

Kindora has grown to 1,700+ organizations finding the right funders and winning grants, 111 of them paying, and revenue has more than doubled since May. A Bay Area foundation bought 30 seats for its grantees this spring.

We have far more demand than we can serve, so we are raising. Here is where I am landing but I would love your thoughts: a community round on Wefunder instead of institutional VC. $1-2M, post-money SAFE plus revenue share at a $10M cap. Kindora is a PBC with the mission in the charter, which also opens a PRI lane for foundations.

I would really value your read on the structure. And if there are people in the Brown Advisory or Shared Interest world who should see it, I would love to know who.

https://calendly.com/truesteele/30min, or over email, whichever is easier.

Justin

A note for good order: this is not an offer to sell securities and we are not accepting funds now. Any indication of interest is non-binding, and an investment could only be made through Wefunder after we file our offering statement with the SEC.

--

Justin Steele

Co-Founder & CEO

justin@kindora.co

www.kindora.co

LinkedIn Profile <https://www.linkedin.com/in/justinrichardsteele/>

---

118. CDFIs and individual giving

Opened: 2026 [redacted] outbound) · **EXTERNAL** · **LEGEND PRESENT**
External parti [redacted]

[1] [RL] 2026-07-25 14:24 — JUSTIN

Hi Harold,

When I left Google in 2024 you offered to help and I never took you up on it. Doing that now, with something specific.

I have built Kindora, a fundraising platform for the social sector. 1,700+ organizations use it to find the right funders and win grants, and last month a Bay Area foundation bought 30 seats for its grantees, so the funder pays and the organizations get it free.

The part I think matters for your members is individual giving. As federal capital gets less certain, CDFIs have to pull more from philanthropy and individual donors, and most loan funds do not have a development shop built for that. We do donor research and prospecting, not just grants.

If you think this could be helpful to OFN, I'd be happy to chat more.

https://calendly.com/justin-kindora/1-2-1

We're also starting a raise for Kindora: a philanthropic lane for PRIs and recoverable grants, a community lane on Wefunder with a $100 minimum so the nonprofits we serve can own a piece, and a Reg D lane for accredited investors on the same terms. We landed on a SAFE plus a capped revenue share. It's live in soft launch at wefunder.com/kindora, public in September. I'd welcome any thoughts it sparks or folks you think I should be talking to on that front.

Justin

Kindora is "testing the waters" under Regulation Crowdfunding to gauge interest in a community round. No money or other consideration is being solicited, and if sent, it won't be accepted. No investment can be made until we file a Form C with the SEC, and any investment would happen only through Wefunder's platform at that point. This isn't a binding offer or commitment on either side.

---

119. Your enoughness talk, and what I built

Opened: 2026-07-2 [redacted] **RESENT**
External participan [redacted]
[1] [RL] 2026-07-25 [redacted]

Hey Chad,

Good to be in that first MSE donor council session with you at the end of June. Nasra pulled together a dope group.

You sent me your enoughness talk last year and it stuck with me. I've been on an entrepreneurship journey to create something aligned with many of the values you and I both live by, and I'd love to share it with you.

After leaving Google shortly after we first met at Autodesk, I started building Kindora, a fundraising intelligence platform for the social sector. It gathers what philanthropy scatters—who has given to what and to whom—and hands it to the people who were never given the map. In its first year it helped my own nonprofit raise a hundred thousand dollars from funders who had been close all along. And it's learning to work in the other direction too, helping the money see the work. That last part is the piece I think sits closest to what you're doing with kinflow.

We're raising now, and I built the round to match the argument. A SAFE paired with a revenue share capped at 1.5x, so capital comes back through operations instead of an exit. A lane for foundation capital on PRI-style terms. The mission locked into our PBC charter. And the nonprofits we serve can become owners of the thing they use. Soft launch at wefunder.com/kindora, public in September.

Two things I'd value. Your honest read on whether the structure holds up, because you'll see where it's soft faster than most people I could ask. And if there are folks in the kinflow or Just Economy orbit trying to move money this way, I'd love to be pointed toward them (including you if it's

of interest, but no pressure).

Good to be in it with you either way.

Justin

A note for good order: this is not an offer to sell securities and we are not accepting funds now. Any indication of interest is non-binding, and an investment could only be made through Wefunder after we file our offering statement with the SEC.

[2] 2026-07-30 12:18 — Chad Dyer [redacted]

Hello sorry to be slow responding I'm backlogged! Do you want to meet up the week of Aug 10 IRL in the bay area? Would also love to understand kindora better and how our partner orgs should be using it. I assume you've asked Taj all this as well…

+Ash to coordinate

CD

Chad Dyer
kinflow | a just transition family office
https://kinflow.family

[3] 2026-08-03 23:47 — JUSTIN

Chad! No sweat at all, and yes to IRL the week of August 10.

Wednesday and Thursday that week are wide open for me, and I'm in Oakland. Mohka House on Park Blvd is my usual, but happy to come to you. Ash, easiest is probably grabbing whatever works here: https://calendly.com/justin-kindora/lunch-coffee-with-justin - and my cell is 415-844-0345 for day-of logistics.

[4] 2026-08-04 09:21 — JUSTIN

Yes!

Justin Steele

Co-Founder & CEO

justin@kindora.co

www.kindora.co

LinkedIn Profile <https://www.linkedin.com/in/justinrichardsteele/>

[5] 2026-08-04 16:17 — Ash [redacted]

Hi Justin! Is that the Mohka House at 2139 MacArthur Blvd, Oakland, CA 94602?

I'm checking on Wednesday for Chad, and will get you on each others' schedule here shortly.

Thank you!

Ash

Sent via Superhuman (https://superhuman.com/refer/4ewf73ab?utm_medium=signature&utm_source=product)

[6] 2026-08-05 19:37 — Ash T Porter [redacted]

```
Hi again, Justin!

I'm looking at your calendar and think perhaps Friday would work better for both of you - I'm thinking 12p PT and, I wonder if you would be open to an alternate option, maybe shack15 ( https://maps.app.goo.gl/mp3U7b7gF4r3vXk79 ) or kinfolx ( https://maps.app.goo.gl/j9pjb9EtBfmkV8QE8 ) ? This will allow for commute time and not put a rush to get there. Please let me know your thoughts!

Ash

Sent via Superhuman ( https://superhuman.com/refer/4ewff3ab?utm_medium=signature&utm_source=product )
```

[7] 2026-08-05 22:44 — JUSTIN

```
Hey Ash, the 14th works great. Happy to travel. Just name the spot.



Justin Steele

Co-Founder & CEO


justin@kindora.co

www.kindora.co

LinkedIn Profile <https://www.linkedin.com/in/justinrichardsteele/>
```

[8] 2026-08-06 10:10 — Ash T Porter [redacted]

```
Thanks for your flexibility!
Let's go with 12p PT on 8/14/26 at Shack15. I will send out the calendar
event now. Thanks so much for your time!

Ash
```

[9] 2026-08-10 18:09 — Ash T Port [redacted]

```
Hi Justin!

For your meeting with Chad on Friday, I'm assuming you might want to grab a
bite to eat over your meeting and I've scheduled 90 minutes for your time
together. Do you agree that 90 minutes will be the right amount of time?

Thank you,
Ash
```

[10] 2026-08-10 21:36 — JUSTIN

```
Hi Ash, 90 minutes sounds great. Chad and I are both the kind of excitable
folks that can get to talking about all sorts of things, but a 90 minute
block should be more than enough time to cover the main topics.
```

[11] 2026-08-11 10:57 — Ash T [redacted]

```
Perfect, thanks for confirming!

Ash

On Mon, Aug 10, 2026 at 10:36 PM Justin Steele <justin@kindora.co> wrote:

> Hi Ash, 90 minutes sounds great. Chad and I are both the kind of excitable
> folks that can get to talking about all sorts of things, but a 90 minute
> block should be more than enough time to cover the main topics.
>
> On Mon, Aug 10, 2026 at 3:09 PM Ash T Porter <ash@futuralli.es> wrote:
>
>> Hi Justin!
>>
```

>> For your meeting with Chad on Friday, I'm assuming you might want to grab
>> a bite to eat over your meeting and I've scheduled 90 minutes for your time
>> together. Do you agree that 90 minutes will be the right amount of time?
>>
>> Thank you,
>> Ash
>>
>>
>> On Thu, Aug 6, 2026 at 10:10 AM Ash T Porter <ash@futurealli.es> wrote:
>>
>>> Thanks for your flexibility!
>>> Let's go with 12p PT on 8/14/26 at Shack15. I will send out the calendar
>>> event now. Thanks so much for your time!
>>>
>>> Ash
>>>
>>>
>>> On Wed, Aug 5, 2026 at 11:44 PM Justin Steele <justin@kindora.co> wrote:
>>>
>>>> Hey Ash, the 14th works great. Happy to travel. Just name the spot.
>>>>
>>>>
>>>>
>>>>
>>>> Justin Steele
>>>>
>>>> Co-Founder & CEO
>>>>
>>>>
>>>> justin@kindora.co
>>>>
>>>> www.kindora.co
>>>>
>>>> LinkedIn Profile <https://www.linkedin.com/in/justinrichardsteele/>
>>>>
>>>> On Wed, Aug 5, 2026, 12:37 PM Ash T Porter <ash@futurealli.es> wrote:
>>>>
>>>>> Hi again, Justin!
>>>>> I'm looking at your calendar and think perhaps Friday would work
>>>>> better for both of you - I'm thinking 12p PT and, I wonder if you would be
>>>>> open to an alternate option, maybe shack15
>>>>> <https://maps.app.goo.gl/mp3U7b7gF4r1vXk79> or kinfolx
>>>>> <https://maps.app.goo.gl/j9pjb9EtBfmkV8QE8>? This will allow for
>>>>> commute time and not put a rush to get there. Please let me know your
>>>>> thoughts!
>>>>>
>>>>> Ash
>>>>>
>>>>> Sent via Superhuman
>>>>> <https://superhuman.com/refer/4ewff3ab?utm_medium=signature&utm_source=product>
>>>>>
>>>>>
>>>>> On Tue, Aug 04, 2026 at 10:21 AM, Justin Steele <justin@kindora.co>
>>>>> wrote:
>>>>>
>>>>>> Yes!
>>>>>>
>>>>>>
>>>>>>
>>>>>>
>>>>>> Justin Steele
>>>>>>
>>>>>> Co-Founder & CEO
>>>>>>
>>>>>>
>>>>>> justin@kindora.co
>>>>>>
>>>>>> www.kindora.co
>>>>>>
>>>>>> LinkedIn Profile <https://www.linkedin.com/in/justinrichardsteele/>
>>>>>>
>>>>>> On Tue, Aug 4, 2026, 9:17 AM Ash T Porter <ash@futurealli.es> wrote:
>>>>>>
>>>>>>> Hi Justin! Is that the Mohka House at 2139 MacArthur Blvd, Oakland,
>>>>>>> CA 94602
>>>>>>> <https://www.google.com/maps/search/2139+MacArthur+Blvd,+Oakland,+CA+94602?entry=gmail&source=g>
>>>>>>> ?

```
>>>>>>> I'm checking on Wednesday for Chad, and will get you on each
>>>>>>> others' schedule here shortly.
>>>>>>> Thank you!
>>>>>>> Ash
>>>>>>>
>>>>>>> Sent via Superhuman
>>>>>>> <https://superhuman.com/refer/4ewff3ab?utm_medium=signature&utm_source=product>
>>>>>>>
>>>>>>>
>>>>>>> On Tue, Aug 04, 2026 at 12:40 AM, Justin Steele <justin@kindora.co>
>>>>>>> wrote:
>>>>>>>
>>>>>>>> Chad! No sweat at all, and yes to IRL the week of August 10.
>>>>>>>>
>>>>>>>> Wednesday and Thursday that week are wide open for me, and I'm in
>>>>>>>> Oakland. Mohka House on Park Blvd is my usual, but happy to come to you.
>>>>>>>> Ash, easiest is probably grabbing whatever works here:
>>>>>>>> https://calendly.com/justin-kindora/lunch-coffee-with-justin - and
>>>>>>>> my cell is 415-844
```

[12] 2026-08-12 15:10 — Ash T Port [redacted]

```
Hi Justin! Here's a tentative agenda for Friday. And here's a dynamic link
<https://day.ai/share/page/80234c46-0610-4041-a7e5-320759e52042> that
updates if anything changes. Have a great rest of your week!

Agenda: Chad & Justin Friday, Aug 14

Shack15, Ferry Building, San Francisco
<https://maps.app.goo.gl/aWAECdmvG28yMcet5>
Topics

   -

   Kindora - features and pricing, how should kinflow partner orgs should
   be using it? Example AI integration workflows
   -

   Kindora financing feedback
   -

   Useful Kindora introductions?
   -

   Next steps & follow-ups

Logistics

   -

   To get to Shack15 enter the Ferry Building using the stairs outside
   below the clock tower, make a left at the top of the stairs and go to the
   end you can't miss it
   -

   *Justin's cell:* 415-844-8345
   -

   *Chad's cell:* 415-505-3467
```

---

120. Something I wrote, and a question only you can answer

Opened: 2026-[redacted]outbound) · **EXTERNAL** · **LEGEND PRESENT**
External partic[redacted]

[1] [RL] 2026-07-25 18:23 — JUSTIN

```
Hey friend, hope the summer has given you some adventure. Sally and I have
been taking families out on some amazing camping trips. I saw you closed
out the Future of Us festival at SFMOMA. Civic imagination is exactly the
right question for this moment.

So, I wrote something, and you're the person I want to read it.
```

Here's my ask. Read it as a philosopher. Does the moral claim hold, or am I dressing up an efficiency argument in the language of love? I'd rather you push on it than agree with it. Doc attached (one page, I promise, not a super long read).

For context on why it exists: it's the moral spine behind our raise. Kindora's community round opens publicly in September (wefunder.com/kindora), and I wanted the first thing people encounter to be the reason rather than the terms.

Coffee in Oakland whenever you have a morning. I'm mostly around between now and Labor Day.

Justin

A note for good order: this is not an offer to sell securities and we are not accepting funds now. Any indication of interest is non-binding, and an investment could only be made through Wefunder after we file our offering statement with the SEC.

---

121. The community round is open

Opened: 2026-0 [redacted] tbound) · **EXTERNAL** · **LEGEND PRESENT**
External partici [redacted]

[1] [RL] 2026-07-27 08:00 — JUSTIN

Hey Lee,

Back in June you asked me to keep you posted if we did the community round. We did.

It's live in soft launch at wefunder.com/kindora and goes public in September. A SAFE paired with a 3% revenue share capped at 1.5x, so capital comes back through operations rather than an exit, plus a lane for foundation capital on PRI-style terms. You said you'd already done one community investment at the local level, so you'll recognize the shape of it faster than most people.

How it works from here: you can make a non-binding reservation on the page now, and Wefunder will notify you once we file our Form C with the SEC and you can actually commit. Any amount is welcome when that comes.

And if you're up for it once the round is public, I'd love for you to flag it to people in the Chicago Community Trust and High Jump orbits. The nonprofits we serve becoming owners of the tool they use is the whole idea, and your world is full of the people it was built for.

Thank you for raising your hand before I ever asked!

Justin

*A note for good order: this is not an offer to sell securities and we are not accepting funds now. Any indication of interest is non-binding, and an investment could only be made through Wefunder after we file our offering statement with th [redacted]

[2] 2026-07-27 10:31 [redacted]

<html class="apple-mail-supports-explicit-dark-mode"><head><meta http-equiv="content-type" content="text/html; charset=utf-8"></head><body dir="auto">Hi Justin -
Thanks for sending this. I'll check out the details and go from there. I'll keep you posted.
Thanks, Lee
********** Lee Hart leechart@gmail.com 617-216-6128
<blockquote type="cite">On Jul 27, 2026, at 10:01 AM, Justin Steele <justin@kindora.co> wrote:

</blockquote> <blockquote type="cite"> <p style="margin:0 0 12px 0">Hey Lee,</p><p style="margin:0 0 12px 0">Back in June you asked me to keep you posted if we did the community round. We did.</p><p style="margin:0 0 12px 0">It's live in soft launch at wefunder.com/kindora and goes public in September. A SAFE paired with a 3% revenue share capped at 1.5x, so capital comes back through operations rather than an exit, plus a lane for foundation capital on PRI-style terms. You said you'd already done one community investment at the local level, so you'll recognize the shape of it faster than most people.</p><p style="margin:0 0 12px 0">How it works from here: you can make a non-binding reservation on the

page now, and Wefunder will notify you once we file our Form C with the SEC and you can actually commit. Any amount is welcome when that comes.</p><p style="margin:0 0 12px 0">And if you're up for it once the round is public, I'd love for you to flag it to people in the Chicago Community Trust and High Jump orbits. The nonprofits we serve becoming owners of the tool they use is the whole idea, and your world is full of the people it was built for.</p><p style="margin:0 0 12px 0">Thank you for raising your hand before I ever asked!</p><p style="margin:0 0 12px 0">Justin</p><p style="margin:12px 0 0 0">
</p><p style="margin:0"><i>A note for good order: this is not an offer to sell securities and we are not accepting funds now. Any indication of interest is non-binding, and an investment could only be made through Wefunder after we file our offering statement with the SEC.</i></p>
</blockquote> </body></html>

---

122. Re: Justin (Kindora) <> JP (Apax)

Opened: 2026-0[redacted]TERNAL · LEGEND PRESENT
External particip[redacted]

[1] [RL] 2026-07-27 17:22 — JUSTIN

Thanks for the introduction, Zoe! (moving you to bcc)

JP, good to meet you.

I've spent the last year building in the category you assembled, from the outside, and there aren't many people who have seen that stack from the inside at the scale you have.

Kindora is an AI fundraising platform for the social sector. 1,700+ organizations use it to find the right funders and win grants, and we have every grant and investment philanthropic funders made in the last three years sitting underneath it. I built most of it myself after a decade running Google.org's Americas philanthropy.

We're also raising unconventionally: a community round on Wefunder, a SAFE paired with a revenue share capped at 1.5x so capital returns through operations rather than an exit, and the mission locked into our PBC charter (wefunder.com/kindora). This is nowhere near Apax scale and I'm not pitching the fund. What I'd value is a builder's read: where does a company like ours actually break as it grows into that market, and what did you learn assembling Bonterra that I should know before I learn it the expensive way?

Happy to work around your calendar: calendly.com/justin-kindora/justin-meet

Justin

A note for good order: this is not an offer to sell securities and we are not accepting funds now. Any indication of interest is non-binding, and an investment could only be made through Wefunder after we file our offering statement with the SEC.

---

123. Brooke <> Justin intro from the Praxis team

Opened: 2026[redacted]TERNAL · LEGEND PRESENT
External parti[redacted]

[1] 2026-07-2[redacted]

Brooke and Justin,I'm pleased to connect you via email.
Brooke andher partners at Project Wellspring are building a regenerative capital platform focused on restoring ownership and economic opportunity in underinvested communities. They activate philanthropic capital through DAFs catalytically alongside private capital, focusing on both impact and returns, and connect people across the ecosystem to invest and build together. She also has an interesting background as a tech operator and investor at Salesforce Ventures.
Justin spent a decade leading Google.org's Americas philanthropy (~$700M directed) before buildingKindora, a Delaware public benefit corporation getting real fundraising intelligence to the nonprofits priced out of it. He's raising acommunity round on Wefunder, a SAFE plus a capped revenue share, so the sector Kindora serves can own a piece of the infrastructure it relies on. It's built for mission-aligned and donor-advised-fund capital. More atkindora.co; the round is atwefunder.com/kindora.I'll let you take it from here to find time to

```
connect.
All the best,
Rob

Rob Albright
Principal, Praxis Capitalrob@praxis.co919.606.1013
```

[2] [RL] 2026-07-30 08:00 — JUSTIN

```
Thanks for the introduction, Rob! (moving you to bcc)

Brooke, good to meet you. The DAF piece of what you're building at Project
Wellspring is where I think we overlap most.

Kindora is building the fundraising intelligence layer for the nonprofits
that get priced out of it. A lot of that work turns out to be making
capital legible. Most community-rooted organizations can't see who around
them holds a DAF, and the ones who can still have to find a trusted way in.
Activating that capital catalytically is the same problem from your end of
it. We're in the final round with the Gates Foundation to extend Kindora
into this space and support more DAF holders getting trust based
connections to organizations with proximity to their communities.

We're also raising a community round on Wefunder, a SAFE plus a capped
revenue share, so the sector we serve can own a piece of the infrastructure
it relies on. It's built for mission-aligned and donor-advised-fund
capital. Live in soft launch now, public in September.

Would love 30 minutes to hear what you and your partners are building.
Here's my calendar if that's easiest:
https://calendly.com/justin-kindora/justin-meet

Justin

Kindora is "testing the waters" under Regulation Crowdfunding to gauge
interest in a community round. No money or other consideration is being
solicited, and if sent, it won't be accepted.
```

---

124. Re: Pick Your Brain

Opened: [redacted] **THREAD**
External [redacted]

[1] [R] 20[redacted]

```
For sure. Happy to. Would also love your reaction to Kindora's soft
launch of a Wefunder campaign: https://wefunder.com/kindora

Here's a link to my calendar:

https://calendly.com/justin-kindora/1-2-1
```

[2] 2026-07-28 11:15 — Andre[redacted]

```
Hey Justin-

I hope you're summer is going well. Wondering if I could grab 30 minutes
and pick your brain on how you're working with Anthropic. I'm wanting to
explore something similar focused on providing civic engagement
opportunities to them and would love to learn what you've learned about
that relationship.

Do you have 30 minutes in the next few weeks? Copying my EA to help us find
time.



Thanks!
Andrew Means
________________________________
```

```
LinkedIn <https://www.linkedin.com/in/meansandrew/>
Good Tech Fest <https://www.goodtechfest.com/>
```

[3] 2026-07-28 17:49 — Rosie Seg [redacted]

```
Thanks for sharing your calendar, Justin.

I locked in 3pm ET on Aug 10th.

All the best,
Rosie
________________________________
From: Justin Steele <justin@kindora.co>
Sent: Tuesday, July 28, 2026 1:43 PM
To: Andrew Means <means.andrew@gmail.com>
Cc: Rosie Segovia <RSegovia@standtogether.org>
Subject: Re: Pick Your Brain

For sure. Happy to. Would also love your reaction to Kindora's soft launch of a Wefunder campaign: https://wefunder.com/kindora

Here's a link to my calendar:

https://calendly.com/justin-kindora/1-2-1
```

---

125. Alana <> Justin intro from the Praxis team

Opened: 2026-07-[redacted]
External particip[redacted]

[1] 2026-07-28 14:[redacted]

```
Alana and Justin,I'm pleased to connect you via email.
Alana  and her partners at the Impact Foundation  have been engaged in  the
Praxis community for many years. She has helped lead up a wide range of impact
investments around the world.
Justin spent a decade leading Google.org's Americas philanthropy (~$700M
directed) before buildingKindora, a Delaware public benefit corporation getting
real fundraising intelligence to the nonprofits priced out of it. He's raising
acommunity round on Wefunder, a SAFE plus a capped revenue share, so the sector
Kindora serves can own a piece of the infrastructure it relies on. It's built
for mission-aligned and donor-advised-fund capital. More atkindora.co; the round
is atwefunder.com/kindora.Justin, you can book time on Alana's calendar here. I
look forward to hearing how the conversation goes.
All the best,
Rob
Rob Albright
Principal, Praxis Capitalrob@praxis.co919.606.1013
```

[2] 2026-07-28 15:37 — Alana Tau [redacted]

```
Thank you for putting us in touch, Rob!

Justin, it's a pleasure to meet you. As Rob mentioned, please feel free to find a time for us to connect that works best for you:
https://calendly.com/alana-impactfoundation/30min



Alana Taube
518-520-7149
________________________________
```

[3] [R] 2026-08-02 21:02 — JUSTIN

```
Thanks for the intro, Rob! (moving you to bcc)

Alana, it's a pleasure to meet you. Sorry for the slow reply, I was heads down last week and am coming up for air. The Impact
Foundation's model of moving DAF capital into for-profit impact investments feels like a natural fit here. We structured our
Wefunder round (a SAFE plus a capped revenue share) specifically with mission-aligned and donor-advised-fund capital in mind, so
I'm eager to compare notes.

I grabbed time for us Tuesday.
```

The round details are all public at wefunder.com/kindora, and I'm happy to send anything else ahead of our call if that's useful.

Looking forward to the conversation.

Justin

[4] 2026-08-03 12:59 — Alana T [redacted]

Perfect! Talk to you soon.

Alana Taube
510-520-7149

____

From: justin@kindora.co <justin@kindora.co>
Sent: Monday, August 3, 2026 12:02 AM
To: Alana Taube <Alana@impactfoundation.org>
Cc: rob@praxis.co <rob@praxis.co>
Subject: Re: Alana <> Justin intro from the Praxis team

Thanks for the intro, Rob! (moving you to bcc)

Alana, it's a pleasure to meet you. Sorry for the slow reply, I was heads down last week and am coming up for air. The Impact Foundation's model of moving DAF capital into for-profit impact investments feels like a natural fit here. We structured our Wefunder round (a SAFE plus a capped revenue share) specifically with mission-aligned and donor-advised-fund capital in mind, so I'm eager to compare notes.

I grabbed time for us Tuesday.

The round details are all public at wefunder.com/kindora<http://wefunder.com/kindora>, and I'm happy to send anything else ahead of our call if that's useful.

Looking forward to the conversation.

Justin

[5] [RL] 2026-08-04 20:16 — JUSTIN

Alana, thank you for today. The Impact Account mechanics were the clearest explanation of the DAF-to-private-company path I've gotten from anyone. I'm excited about the potential to partner with Impact Foundation and a DAF holder for our raise.

I'd love an introduction to Neil if you're still up for it. Here's a note you can forward as is.

—

Neil,

I spent a decade leading Google.org's Americas philanthropy, directing $700M. I now run Kindora <https://www.kindora.co>, the AI fundraising platform for nonprofits and social enterprises. Nearly 1,000 organizations use it to find the right funders and win grants and investments.

We're raising a community round on Wefunder: a SAFE paired with a capped revenue share, structured so capital can come back through operations rather than requiring an exit. It was designed with donor-advised-fund and mission-aligned capital in mind.

What I'm asking for: thirty minutes of your read. You built Abide from nothing to an exit, so you know what a values-led product with real revenue actually needs. And you sit inside Impact Foundation, so you know how an Impact Account holder looks at an instrument like ours. I want to know where the structure breaks before more people are in it.

What I'm not asking for: a 1Flourish check. I read the last few months of your writing on advanced manufacturing, and we are plainly not that thesis. I'd rather say that up front than waste your time being told it.

Round details are public at wefunder.com/kindora. Happy to work around whatever your calendar looks like.

```
Justin

*Kindora is testing the waters under Regulation Crowdfunding. No money is
being solicited or accepted, and no investment can be made until a Form C
is filed with the SEC.*

—

Justin
```

---

126. The questions from your post, and what I built

Opened: 20[redacted] **TERNAL · LEGEND PRESENT**
External par[redacted]

[1] [RL] 202[redacted]

```
Hi Heather, I hope you're well!

It's been a while. Looks like Cambridge has been a rich chapter for you.

A few months back you posted the exact questions I've spent the last year
building around: why capital isn't reaching the orgs that need it most, and
how donors could move money faster and more effectively. That post could be
my public benefit corporation Kindora's mission statement.

Kindora is an AI fundraising platform for the social sector. 1,700+
organizations use it to find the right funders and win grants, and
underneath it we have every grant and investment philanthropic funders made
in the last three years. I built it after leaving Google and trying to
fundraise for my own nonprofit.

We're now raising in an unusual way: a community round on Wefunder (
wefunder.com/kindora) with a lane for foundation capital on PRI-style
terms, so the nonprofits and funders who use Kindora can own a piece of it.
The philanthropic lane is the piece I'd most value your brain on.

Two things I'd love your read on: does that concessionary lane hold up the
way I'm structuring it, and who in your donor and family-office world
actually moves capital this way? I'm finding foundations are the more
natural yes, and you know that map better than most.

No rush, and the UK time zones make a call tricky, so happy to do this over
email or a call, whichever is easier.

Justin

A note for good order: this is not an offer to sell securities and we are
not accepting funds now. Any indication of interest is non-binding, and an
investment could only be made through Wefunder after we file our offering
statement with the SEC.
```

[2] 2026-07-29 13:32 — Heather McLeod G[redacted]

```
Hi! Great to hear from you and congra[redacted]
catch up. Am on deadline this week and onboarding a new PA, but let me look
at my calendar and circle back w/ a few options in mid-Aug or early Sept....
heather
```

[3] 2026-07-30 01:14 — JUSTIN

```
Sounds great, Heather. Good luck with the deadline, and mid-August or early
September both work. Feel free to grab time whenever it suits:
calendly.com/justin-kindora/1-2-1. Or happy to meet earlier PT time if you
want to suggest a day/time if nothing works on Calendly.

Justin
```

---

127. Checking In

Opened: 2026-07-26 18:44 · **Messa es:** 5 3 outbound · **EXTERNAL** · **LEGEND PRESENT**
External [redacted]

[1] [RL] 2 [redacted]

```
Hi Alexa,

When we last emailed, I told you I needed to stay building Kindora rather
than come join you at Sobrato. Wanted you to see where it's gone. Kindora
had 200 beta signups then. It's now 1,700+ organizations finding funders
and winning grants and individual donations, with every grant and
investment philanthropic funders made in the last three years sitting
underneath it.

We just opened up an investment opportunity for folks who want to support
us: a community round on Wefunder (wefunder.com/kindora), a traditional
SAFE note paired with a 3% revenue share capped at 1.5x so capital returns
through operations rather than an exit, plus a lane for foundation capital
on PRI-style terms. The mission is locked into our PBC charter, so the
nonprofits and funders who use Kindora can own a piece of it.

You're aligning Sobrato's capital to its mission right now, and you know
who else moves money this way better than most. I'd love your read on
whether that lane holds up and who I should be talking to.

And if Sobrato would ever want Kindora in the hands of your own grantees,
that door is wide open too.

Would love your take, on a call or just by email, whichever's easier.

Justin

A note for good order: this is not an offer to sell securities and we are
not accepting funds now. Any indication of interest is non-binding, and an
investment could only be made through Wefunder after we file our offering
statement with the SEC.
```

[2] 2026-08-11 18:02 — "Alexa Cortés Culwell (sh [redacted]

```
Hi Justin,

First congratulations on all of your momentum with Kindora! I spoke to Camille (who leads our placed based grantmaking, our
largest program) and Victoria (who leads our impact investing team) and we would like to learn more and explore options.

If that sounds good to you, Sam, copied here, can help set up a Zoom meeting as we are a hybrid office between MV and SF (Victoria
and I are often in the SF office Thursdays if we want to try in person but for expendiency Zoom is probably best).

Thanks
Alexa

Alexa Cortés Culwell (she/her)

Chief Impact Officer, The Sobrato Organization | President, Sobrato Philanthropies
SOBRATO Philanthropies
599 Castro St. Suite 400
Mountain View,
 Ca
 94041
Office:
650-864-4316&lt;tel:650-864-4316&gt;
https://www.sobrato.com&lt;https://www.sobrato.com/&gt;
This email and any attachments are confidential and are only intended for the person or entity to which it was intended to be
addressed. This email may contain proprietary, business-confidential and/or privileged material. If you are not the intended
recipient of this message, be aware that any use, review, retransmission, distribution, reproduction or any action taken in
reliance upon this email is strictly prohibited. If you received this email in error, please delete it and notify the sender
immediately.
```

[3] 2026-08-11 22:13 — JUSTIN

```
Hi Alexa,

This is wonderful, thank you. Camille (who I worked with when she was at
```

Somos Mayfair) and Victoria are exactly the folks I'd love to have in the room.

Sam, send a few windows that work and I'll lock whichever, or grab a slot directly here: calendly.com/justin-kindora/justin-meet. Zoom is great for speed, or in person on a Thursday in SF if the timing lines up.

Looking forward to it.

Justin

[4] 2026-08-14 12:08 — JUSTIN

Thanks Sam

Justin Steele

Co-Founder & CEO

justin@kindora.co

www.kindora.co

LinkedIn Profile <https://www.linkedin.com/in/justinrichardsteele/>

[5] 2026-08-14 18:15 — Sam Tong [redacted]

Hi Justin,

Thanks for sharing your Calendly link. I just signed our team up for the Wed, 9/30 at 3:30pm PT slot for 45 mins.

Hope you have a lovely weekend!

---

128. SV2 Follow Up

Opened: 2026-07-29 21:55 · **Messages:** 5 (2 outbound) · **EXTERNAL** · **LEGEND PRESENT**
External partici[redacted]

[1] 2026-07-29 2[redacted]

Hi Justin:

It was great to connect on Monday! Thanks so much for reaching out to schedule something.

I wanted to send you some basic SV2 background information, since our org had changed a lot in the past 5 years. Here are links to our Impact Report <https://www.sv2.org/who-we-are/impact-reports/>, our Donor Partner Flyer <https://drive.google.com/file/d/1eM_83XSgcHEIC17w308aDfthn8-8g_R6/view>, and a 4-minute video <https://vimeo.com/112533468?fl=pl&fe=sh> about our equity work. In addition, our work was featured <https://sv2.org/who-we-are/read-about/> in The Chronicle of Philanthropy <https://www.philanthropy.com/article/a-silicon-valley-funder-diversified-its-board-big-changes-followed?sra=true>, in a Fireside Chat <https://www.youtube.com/watch?v=WDmlp2MNUKs&t=2306s> between BoardSource CEO Monika Kalra Varma and me, and in a BoardSource blog <https://blog.boardsource.org/blog/embracing-purpose?utm_medium=email&_hsenc=p2ANqtz-8wtTug5xACD_Mg0uByQyj_bjjMLACTDrssIzy8y5EjMBo11YhGPR_-skDCo1zeqq0P3Tnf2-kxrAsbCOcRNfxucmv6Hg&_hsmi=338321205&utm_content=338321205&utm_source=hs_email>
.

I look forward to continuing our conversation!

All the best,
David
—

____

<http://www.sv2.org/>
David Onek
Pronouns: he/him
CEO
Silicon Valley Social Venture Fund – SV2

415.845.8551 | donek@sv2.org
*Check out our Impact Report
<https://www.sv2.org/who-we-are/impact-reports/>*

[2] [RL] 2026-07-30 08:00 — JUSTIN

David, great connecting Monday, and thank you for these. The board story is inspiring, truly. Plenty of organizations talk about sharing power; SV2 restructured for it. Bravo. I love that your resources increased after the changes, a powerful success story in a time where the tide is moving out in the opposite direction.

As promised, here are the investment materials for Suhani and the intake process:

The round in brief. Community round on Wefunder, soft launch now, public September 10. Target $1M. The instrument is a standard post-money SAFE ($10M cap on the early-bird tier, $12M after) with a revenue share added on top: 3% of revenue once we clear $1M ARR, capped at 1.5x. On the committee question you raised: the SAFE is the standard security your partners know, and the revenue share is additive, not a swap. Investors keep the full SAFE upside even after the 1.5x is repaid. Checks of $25K+ route through a direct Reg D lane with no platform fee.

One-pager attached, and the full picture is at wefunder.com/kindora. Happy to send the operating model or anything else diligence needs.

What's the timing on Suhani's next monthly cycle? I'd love for this to land in a cycle that can run before the September launch, and I'm glad to do the partner Zoom whenever it fits.

If at any point you want to give our individual prospecting tool a spin, just let me know. You can see a live demo of it here:

https://www.kindora.co/en/demo/individual-prospecting

Justin

A note for good order: this is not an offer to sell securities and we are not accepting funds now. Any indication of interest is non-binding, and an investment could only be made through Wefunder after we file our offering statement with the SEC.

[3] 2026-07-30 22:51 — David One [redacted]

Thanks for the kind words Justin, and for sharing this info on Kindora.

I checked with Suhani, and our next pitch meeting for individual companies is not until October. (In August, we are doing our Annual Portfolio in lieu of pitches, and in September, we have a one-time focus on Impact Funds). Would you be open to pitching in October if selected, or is that outside your window? We completely understand if it is.

I will definitely check out the live demo and let you know if I have questions!

All the best,
David

[4] 2026-08-02 22:57 — JUSTIN

Hi David,

October works. The campaign stays open past the September 10 public launch, and checks of $25K+ route through the direct Reg D lane regardless of timing, so an October cycle fits fine on our end.

In the meantime, happy to send the operating model or any diligence materials Suhani wants now so nothing is blocked ahead of the October selection.

Glad you're going to try the demo. Drop me a line with any questions.

Looking forward to continuing the conversation.

Justin

[5] 2026-08-04 17:53 — David Onek d[redacted]

Sounds good Justin!

On Sun, Aug 2, 2026 at 8:58 PM <justin@kindora.co> wrote:

> Hi David,
>
> October works. The campaign stays open past the September 10 public
> launch, and checks of $25K+ route through the direct Reg D lane regardless
> of timing, so an October cycle fits fine on our end.
>
> In the meantime, happy to send the operating model or any diligence
> materials Suhani wants now so nothing is blocked ahead of the October
> selection.
>
> Glad you're going to try the demo. Drop me a line with any questions.
>
> Looking forward to continuing the conversation.
>
> Justin
>

--

____

<http://www.sv2.org/>
David Onek
Pronouns: he/him
CEO
Silicon Valley Social Venture Fund - SV2

415.845.8551 | donek@sv2.org
*Check out our Impact Report
<https://www.sv2.org/who-we-are/impact-reports/>*

---

129. Ahead of Monday

Opened: 2026-08-02 08:00 · **Messa es:** 2 1 outbound · **EXTERNAL** · **LEGEND PRESENT**
External partic[redacted]

[1] [RL] 2026-08-02 08:00 — JUSTIN

Hey Tracy,

Looking forward to Monday. Thanks again for making the time.

A couple things I'd love for us to get into:

Kindora, and the raise. As you may have seen, I founded an AI fundraising platform for the social sector. Since we booked this after I heard you talking on a LinkedIn live about PRIs, our community round went live in soft launch: wefunder.com/kindora. A standard SAFE with a capped revenue share, plus a lane for foundation capital on PRI-style terms. You've seen more blended structures work and fail than most people I know, so I'd genuinely value your read. If you have five minutes before Monday, the memo's "terms in plain English" section is the part worth a skim. Two questions I'll bring: does the revenue-share design hold up against your outcomes-financing pattern-matching, and where does foundation capital realistically show up in a round like this? We've got great foundations like Omidyar and Gates at the table, but on other parts of Kindora, not the

```
PRI.

*Claude Corps.* I just offered Michael and Shad help training and mentoring
the fellows. I think it's an awesome program. Congrats on being part of the
launch. Mostly curious to hear how you all are plugging into it.

See you Monday!

Justin

A note for good order: this is not an offer to sell securities and we are
not accepting funds now. Any indication of interest is non-binding, and an
investment could only be made through Wefunder after we file our offering
statement with the SEC.
```

[2] 2026-08-03 01:15 — Tracy Pala[redacted]

```
Thanks for the heads up, Justin! Looking forward to our call tomorrow!

________________________________
From: Justin Steele <justin@kindora.co>
Sent: Sunday, 02 August 2026 11:00:00
To: Tracy Palandjian <tpalandjian@socialfinance.org>
Subject: Ahead of Monday


Hey Tracy,

Looking forward to Monday. Thanks again for making the time.

A couple things I'd love for us to get into:

Kindora, and the raise. As you may have seen, I founded an AI fundraising platform for the social sector. Since we booked this
after I heard you talking on a LinkedIn live about PRIs, our community round went live in soft launch:
wefunder.com/kindora<https://wefunder.com/kindora>. A standard SAFE with a capped revenue share, plus a lane for foundation
capital on PRI-style terms. You've seen more blended structures work and fail than most people I know, so I'd genuinely value your
read. If you have five minutes before Monday, the memo's "terms in plain English" section is the part worth a skim. Two questions
I'll bring: does the revenue-share design hold up against your outcomes-financing pattern-matching, and where does foundation
capital realistically show up in a round like this? We've got great foundations like Omidyar and Gates at the table, but on other
parts of Kindora, not the PRI.

Claude Corps. I just offered Michael and Shad help training and mentoring the fellows. I think it's an awesome program. Congrats
on being part of the launch. Mostly curious to hear how you all are plugging into it.

See you Monday!

Justin

A note for good order: this is not an offer to sell securities and we are not accepting funds now. Any indication of interest is
non-binding, and an investment could only be made through Wefunder after we file our offering statement with the SEC.

This email is for your information only and is not an offer or solicitation for the purchase or sale of any security or a
recommendation or endorsement of any security or any issuer. Social Finance makes no representation about the accuracy,
completeness, or timeliness of this information. This email may contain information that is proprietary or is otherwise
confidential in nature. The dissemination, copying, unauthorized use, or publication of content in this email is prohibited
without the approval of Social Finance.
```

---

130. Thank[redacted]

Opened: 202[redacted] **NO LEGEND IN THREAD**
External parti[redacted]

[1] 2026-08-0[redacted]

```
Hi Justin,

Thank you for meeting with us!  Here's what we've noted on follow up.
Please let us know if there's anything you'd like edited.  How do you
propose we move forward with any of these items?

   - Consider sharing Kindora as a resource to OP grantees
   - Mention Kindora around PRIs as OP explores this strategy
   - Explore Kindora interoperability with Common platform (this may be
```

later down the road)
  - Any connections to SFF agenda?

Lastly, we are confidentially in conversation with Open AI Foundation leaders around filling their Head of Economic Futures position. We are forwarding potential candidates and your name came up for us as someone who could be a good fit. Are you interested in this at all?

It was great meeting you and let's please get coffee or a walk around the lake sometime. This is the friend that I was wondering if you knew about: Steven DeBerry <https://www.bronze.vc/investor>. He lives in the Bay as well.

Until soon,

jidan and aaron

--
Jidan Terry-Koon (she/her)
Head of Ecosystem Engagement
jidan@oneproject.org
Working Hours: 8:00 AM - 4:00 PM (PT)

"...[T]here's no single answer that will solve all of our future problems. There's no magic bullet. Instead there are thousands of answers—at least. You can be *one* of them if you choose to be." — A few rules for predicting the future <https://commongood.cc/reader/a-few-rules-for-predicting-the-future-by-octavia-e-butler/>, Octavia Butler

[2] [R] 2026-08-25 00:14 — JUSTIN

Hi Jidan and Aaron,

Hope you both got some real summer in August. Ours was full of Outdoorithm camping trips, including 45 of us in the Sierras for the meteor shower, and I've been heads down lately on the Kindora investor raise. Your notes captured our conversation well. Here's how I'd move each piece.

Sharing Kindora with OP grantees: I went ahead and set you up. Your referral code is ONEPROJECT, and the link is kindora.co/signup?ref=ONEPROJECT <https://www.kindora.co/signup?ref=ONEPROJECT>. Every org that signs up with it gets 250 bonus AI credits on top of the free tier, One Project earns credits back as they land, and since it's attached to Aaron's account, Settings then Refer & Earn shows which orgs came through. We also just published kindora.co/sponsors <https://www.kindora.co/sponsors>, which shows how funders cover licenses for a whole cohort if One Project ever wants to go that route. Either way, anyone you send gets taken care of.

PRIs: our community round opened this month, and PRI conversations are running alongside it. If MIDI, MacArthur, or anyone else shows appetite for tech-sector PRIs, I'll flag them for One Project, and I'm grateful for the same in reverse. So far, foundations have been far more open to fee-for-service contracts than PRIs, and I've started steering the conversations that way to minimize friction. I did apply to Sorenson Impact Fund, so we'll see if that goes anywhere.

Common interoperability: still excited about this one. We're building the funder-side trust graph now, so when your product team lifts their heads next year, the timing could be just right. I'd love the intro to them whenever it makes sense.

SFF: the person I'd start with is Mahdi Fariss <https://www.linkedin.com/in/mahdi-fariss-75931a129/>, who leads tech innovation work there. Super smart. Fair warning first: SFF's innovation energy is concentrated on housing right now, partly because of a Google.org grant, so I wouldn't expect much funding outside that lane today. But Mahdi is exactly the right relationship if the focus expands, and I'm glad to make the intro if he's up for it. Given my seat on the board I'll stay in connector mode rather than carrying an agenda item myself. What do you think?

131. Kindora + Blackbaud- Check In

[redacted]

Hi Justin and Karibu,

For this first meeting, we'll be introducing Kindora to some additional Blackbaud team members we've tapped to help advise on your journey in the SGSP. We'll start with having you give us a demo, open the floor for Q+A , and finally we'll talk through all of our thoughts on what success might look like for us over the next 12 months and how we can achieve it together.

This time works on our side, but please feel free to propose another if this doesn't work for you. Hope all is well, talk soon!

All the Best,
Lizzie

____
Microsoft Teams Need help?<https://aka.ms/JoinTeamsMeeting?omkt=en-US>
Join the meeting now<https://teams.microsoft.com/l/meetup-join/19%3ameeting_NGNjZTEyNzMtNzc3OC00ZDE3LWI1M2YtYWE1YzJlODEwZTdi%40thread.v2/0?context=%7b%22Tid%22%3a%2231fa3fc8-0d67-4b00-8f5a-3a9a69c281b8%22%2c%22Oid%22%3a%22e558b069-b8e5-4ac7-a33a-50e5e82f8a1f%22%7d>
Meeting ID: 245 126 139 057 24
Passcode: v5MM6Mh3
____
Dial in by phone
+1 347-988-2984,,113814467#<tel:+13479882984,,113814467#> United States, New York City
Find a local number<https://dialin.teams.microsoft.com/c349e89e-7884-4e55-b891-7c74cd618364?id=113814467>
Phone conference ID: 113 814 467#
Join on a video conferencing device
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____

Sensitivity: Public

[2] [RL] 2026-08-07 20:58 — JUSTIN

Hi Lizzie,

Sept 17 at 9:30 works great on my end. Just accepted the invite.

Looking forward to meeting the expanded advisory group. Excited to show everyone what we've been building.

Here's a look at our latest pitch deck and crowd raise if you're curious: https://wefunder.com/kindora

We're actively recruiting early investors if anyone comes to mind!

Justin

A note for good order: this is not an offer to sell securities and we are not accepting funds now. Any indication of interest is non-binding, and an investment could only be made through Wefunder after we file our offering statement with the SEC.

---

132. Unlock Ownership

Opened: 2026-08-04 09:47 · **Messages:** 5 (2 outbound) · **EXTERNAL** · **LEGEND PRESENT**
External participant [redacted]

[1] 2026-08-04 09:4 [redacted]

Do you think Kindora would be helpful for Unlock Ownership? It's not a nonprofit but we are looking for philanthropic money. Just curious on your thoughts.

Katie

--
Katie Boland
katie@delta-fund.org <katie@delta-fund.org>
Co-founder, Delta Fund <https://www.delta-fund.org/>
Read our latest blog here <https://www.delta-fund.org/blog>

[2] 2026-08-07 09:47 — Katie Boland [redacted]

I'm sure you are getting inundated with emails. I'm hearing lots of good chatter about Kindora!

I realized you are not in the weeds on this stuff as I am. Unlock Ownership is the investment multi-donor fund that we started to use DAF money to invest in shared ownership. www.unlockownership.org

Hope the launch is going well!

[3] [RL] 2026-08-07 13:52 — JUSTIN

Hi Katie,

Good to hear from you. Busy week. Claude promoted us on LinkedIn, which generated a lot of inbound, and then my wife and I took a group of 45 folks up to the mountains for their first camping trip as part of our nonprofit Outdoorithm Collective.

Yes, I think Kindora can help. I ran it through the engine this morning. Recent filings show Kendeda giving $6.1M across Project Equity, Democracy at Work Institute, Seed Commons, Common Future, and Nexus. Bush Foundation put $50M+ into Nexus for the Open Road Fund. Prudential made eleven grants across Ownership Works, Project Equity, and DAWI. Kellogg, McKnight, Surdna, Barr, Ford, and RWJF all have recent checks in this ecosystem. And in the flow you know best, ImpactAssets moved $2.7M to Common Future and Seed Commons, while Fidelity and NPT are moving DAF money to Boston Impact Initiative Fund and Project Equity.

If useful, I can seed a free account for Unlock Ownership as my referral (with double the usual starting credits). The data layer is free and searchable; the AI tools are what eventually need a paid plan (starts at $25 per month).

Kindora is nearing 2,000 nonprofits, and I've grown it as fast as a solo founder can. I'm bringing on angel investors ahead of our public raise launch on September 10 (wefunder.com/kindora), and the round is built so the nonprofits we serve can become owners alongside us and angel investors. Does this look like something you and Brian would be interested in supporting, or do you know others who would? No pressure either way.

Happy to walk through any of it on a call, or over email, whichever is easier.

Justin

A note for good order: this is not an offer to sell securities and we are not accepting funds now. Any indication of interest is non-binding, and an investment could only be made through Wefunder after we file our offering statement with the SEC.

[4] 2026-08-10 11:26 — Katie Bola [redacted]

Wow! This is super helpful and yes, it seems like your tool will work for funds like ours. We are rethinking our fundraising strategies with new partners right now so this is really helpful. We may revisit having an account once we figure out this strategy.

Would it make sense for you to meet with Brian and hear about the tools he is building with AI to help foundations? I don't want to waste either of your time as I know you are both really helpful. But if it would be of interest I'm happy to connect the two of you.

```
Katie
```

[5] [RL] 2026-08-11 09:26 — JUSTIN

```
Sounds great. Happy to meet with Brian. Here's my Calendly if that makes it
easy:

https://calendly.com/justin-kindora/justin-meet

On Mon, Aug 10, 2026 at 11:28 AM Katie Boland <katie@delta-fund.org> wrote:

> Wow! This is super helpful and yes, it seems like your tool will work for
> funds like ours. We are rethinking our fundraising strategies with new
> partners right now so this is really helpful. We may revisit having an
> account once we figure out this strategy.
>
> Would it make sense for you to meet with Brian and hear about the tools he
> is building with AI to help foundations? I don't want to waste either of
> your time as I know you are both really helpful. But if it would be of
> interest I'm happy to connect the two of you.
>
> Katie
>
> On Fri, Aug 7, 2026 at 1:52 PM Justin Steele <justin@kindora.co> wrote:
>
>> Hi Katie,
>>
>> Good to hear from you. Busy week. Claude promoted us on LinkedIn, which
>> generated a lot of inbound, and then my wife and I took a group of 45 folks
>> up to the mountains for their first camping trip as part of our nonprofit
>> Outdoorithm Collective.
>>
>> Yes, I think Kindora can help. I ran it through the engine this morning.
>> Recent filings show Kendeda giving $6.1M across Project Equity, Democracy
>> at Work Institute, Seed Commons, Common Future, and Nexus. Bush Foundation
>> put $50M+ into Nexus for the Open Road Fund. Prudential made eleven grants
>> across Ownership Works, Project Equity, and DAWI. Kellogg, McKnight,
>> Surdna, Barr, Ford, and RWJF all have recent checks in this ecosystem. And
>> in the flow you know best, ImpactAssets moved $2.7M to Common Future and
>> Seed Commons, while Fidelity and NPT are moving DAF money to Boston Impact
>> Initiative Fund and Project Equity.
>>
>> If useful, I can seed a free account for Unlock Ownership as my referral
>> (with double the usual starting credits). The data layer is free and
>> searchable; the AI tools are what eventually need a paid plan (starts at
>> $25 per month).
>>
>> Kindora is nearing 2,000 nonprofits, and I've grown it as fast as a solo
>> founder can. I'm bringing on angel investors ahead of our public raise
>> launch on September 10 (wefunder.com/kindora), and the round is built so
>> the nonprofits we serve can become owners alongside us and angel investors.
>> Does this look like something you and Brian would be interested in
>> supporting, or do you know others who would? No pressure either way.
>>
>> Happy to walk through any of it on a call, or over email, whichever is
>> easier.
>>
>> Justin
>>
>>
>> *A note for good order: this is not an offer to sell securities and we
>> are not accepting funds now. Any indication of interest is non-binding, and
>> an investment could only be made through Wefunder after we file our
>> offering statement with the SEC.*
>>
>
>
> --
> *Katie Boland*
> *katie@delta-fund.org <katie@delta-fund.org>*
> Co-founder, Delta Fund <https://www.delta-fund.org/>
> Read our latest blog here <https://www.delta-fund.org/blog>
>
```

—

Justin Steele

Co-Founder & CEO

justin@kindora.co

www.kindora.co

LinkedIn Profile <https://www.linkedin.com/in/justinrichardsteele/>

---

133. Connecting: 1Flourish & Kindora

Opened: 2026-0 [redacted] **END PRESENT**
External partici [redacted]

[1] 2026-08-05 1 [redacted]

Hi Neil,

I hope your week is off to a great start!

I'd like to introduce you to Justin<https://www.linkedin.com/in/justinrichardsteele/>, who I connected with via Praxis. Justin lives in Oakland, formerly directed Google's philanthropic giving and recently launched an AI-powered fundraising tool for mission-driven orgs. I found it to be a very compelling tool, and he has 1,900 users less than 1-year post-launch.

Fun fact, Justin and his wife Sally also run a very cool organization<https://www.outdoorithmcollective.org/our-story> taking families into nature.

I will let you connect,
Alana

Alana Taube
510-520-7149

____

[2] 2026-08-15 21:18 — Neil Ahls [redacted]

Alana, it's great to hear rom you.

Hey Justin,

Congrats on launching Kindora. AI-driven fundraising could be very useful.

Regarding fundraising via the Impact Foundation, I think the instrument you're describing could work great. I'm not exactly sure how you are contemplating a SAFE paired with a capped revenue share, but I very much like the idea of capital can come back through operations rather than requiring an exit. I have advocated that The Impact Foundation use similar structures.

The appetite for it will come down to your donor-investors. The Impact Foundation doesn't solicit investors on your behalf. It's the transaction mechanism for investing tax-exempt funds into your company.

I raised about 35% of Abide's capital through the Impact Foundation. Almost none of the Impact Foundation investors cared about the financial terms. They just wanted to know that (1) my team was exceptional at building a missional product that the investor cared about and (2) the terms were acceptable to other investors.

Neil

[3] [RL] 2026-08-27 14:50 — JUSTIN

Alana, thank you for this introduction (moving you to bcc).

Neil, thank you for the insights!

We've got the two things you mentioned, a missional product folks are responding to (check out the engagement <https://lnkd.in/p/gXgDfF_w> when we announced we were offering open grants to nonprofits through a partnership with Anthropic) and terms that investors are starting to respond to. Ten investors have reserved on the same paper, and Gerald Chertavian, who founded Year Up, is coming in as an investor and chairing our advisory board.

If in your travels you come across any aligned investors who want to invest in the tech underpinning the social sector, please send them my way? Our Wefunder is in soft launch and goes live September 16th.

wefunder.com/kindora

Justin

Kindora is "testing the waters" to gauge interest in a potential future offering under Regulation Crowdfunding. No money or other consideration is being solicited, and if sent in response, it will not be accepted. No offer to buy securities can be accepted, and no part of any purchase price will be received, until an offering statement (Form C) is filed with the SEC, and then only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

---

134. SAFE + Rev Share Agreement

Opened: 2026-0 [redacted] O LEGEND IN THREAD
External particip [redacted]

[1] 2026-08-06 0 [redacted]

Hi Justin,

Please see attached an updated draft of the SAFE + Revenue Share Agreement, with a redline to the starting form. I've taken the comments out as you and I have already exchanged emails and discussed live the basis for the comments. I'm comfortable with this being shared with WeFunder, and in fact need them to review and comment, as a number of items in the notes to draft are really in their court. In particular:

* This SAFE isn't actually being offered to the public; it's being sold to an SPV that will be managed by WeFunder. The SPV is in turn selling something else to the public – an interest in the SPV itself. We need to see what that security is, i.e., whether it's a parallel SAFE in the SPV, or a membership interest in the SPV that ties to an interest in the SAFE, etc.
* The investor reps in Section 12 should be reviewed and revised to better tie to the deal. It was drafted as if the general public was making these reps to the Company, when really the WeFunder SPV is the purchaser of the security.

Please let me know of any questions or comments, thanks!
Fredo

Alfredo B. D. Silva
Partner
asilva@mofo.com<mailto:asilva@mofo.com>
T: +1 (415) 268-6213
C: +1 (203) 231-8122

Morrison Foerster
425 Market St.
San Francisco, CA 94105

[cid:image001.png@01DD252A.2FFF7D70]

mofo.com<https://www.mofo.com/> | LinkedIn<https://www.linkedin.com/company/morrison-&-foerster-llp> | Twitter<https://twitter.com/MoFoLLP>

[2] 2026-08-10 00:20 — JUSTIN

```
Hi Fredo,

This is great, thank you. Sending the draft and redline to Wefunder now
(Frances and Renfro) for the two SPV-side items you flagged, the public
security structure and the Section 12 investor reps. I'll route their
comments back to you.

Two things I caught reading it against where we'd landed:

1) The optional conversion in 10(d) says two years. I'd suggested three (my
note back in July). Any specific reason to anchor in two?

2) At a Liquidity Event the Conversion Amount leg is set on the unrepaid
Repayment Amount. I'd flagged wanting that leg on the full Purchase Amount,
so an investor who's been paid down still keeps their full equity upside at
an exit. Can you confirm which we're intending before it locks?

Everything else reads right to me.

Thanks Fredo.


Justin
```

[3] 2026-08-10 14:45 — "Silva, Alfre [redacted]

```
Hi Justin,

I think I just missed those two comments, sorry. For whatever reason, when you send emails responding to a chain, everything in
the prior chain gets cut off and it's made it a bit harder to track, but not excuse, I'm sorry for missing it.

Would you like me to make the changes now, or wait until Wefunder feedback comes back?

Thanks,
Fredo
```

[4] [R] 2026-08-12 20:14 — JUSTIN

```
No worries. Let's wait until Wefunder comes back. I talked to them today,
and they said they'll likely need until next week.

On Mon, Aug 10, 2026 at 7:45 AM Silva, Alfredo B. <ASilva@mofo.com> wrote:

> Hi Justin,
>
>
>
> I think I just missed those two comments, sorry. For whatever reason, when
> you send emails responding to a chain, everything in the prior chain gets
> cut off and it's made it a bit harder to track, but not excuse, I'm sorry
> for missing it.
>
>
>
> Would you like me to make the changes now, or wait until Wefunder feedback
> comes back?
>
>
>
> Thanks,
>
> Fredo
>
>
>
> *From:* Justin Steele <justin@kindora.co>
> *Sent:* Monday, August 10, 2026 12:21 AM
> *To:* Silva, Alfredo B. <ASilva@mofo.com>
> *Subject:* RE: SAFE + Rev Share Agreement
>
>
>
```

> *External Email *
>
>
> ------------------------------
>
> Hi Fredo,
>
> This is great, thank you. Sending the draft and redline to Wefunder now
> (Frances and Renfro) for the two SPV-side items you flagged, the public
> security structure and the Section 12 investor reps. I'll route their
> comments back to you.
>
> Two things I caught reading it against where we'd landed:
>
> 1) The optional conversion in 10(d) says two years. I'd suggested three
> (my note back in July). Any specific reason to anchor in two?
>
> 2) At a Liquidity Event the Conversion Amount leg is set on the unrepaid
> Repayment Amount. I'd flagged wanting that leg on the full Purchase Amount,
> so an investor who's been paid down still keeps their full equity upside at
> an exit. Can you confirm which we're intending before it locks?
>
> Everything else reads right to me.
>
> Thanks Fredo.
>
>
> Justin
>
>
> This message may be confidential and privileged. Use or disclosure by
> anyone other than an intended addressee is prohibited. If you received this
> message in error, please delete it and advise the sender by reply email.
> Learn about Morrison Foerster's Privacy Policy
> <https://www.mofo.com/about/privacy-policy.html>.
>

--

Justin Steele

Co-Founder & CEO

justin@kindora.co

www.kindora.co

LinkedIn Profile <https://www.linkedin.com/in/justinrichardsteele/>

[5] [R] 2026-08-20 16:46 — JUSTIN

Hi Fredo,

Wefunder came back this morning. Here are the requested changes, including
my two from earlier that we held.

Section 10(d), two changes. First, the conversion window goes from two
years to three, which was your July recommendation and what our materials
say. Second, Wefunder wants it explicit that the optional conversion is the
SPV's election and cannot be forced on them. Mechanically the Lead Investor
elects on behalf of the pool, so the language should make clear the choice
sits with the holder.

Section 5. Add this sentence verbatim: "For the avoidance of doubt, the
characterization set forth in this Section 5 is solely for tax purposes and
shall not modify, limit, or otherwise affect the conversion mechanics or
the type of Capital Stock issuable under Section 10."

Section 12(b). Re-add the language specifying the Investor can be
accredited or unaccredited, not accredited only. As drafted it would break
the Reg CF lane, since the SPV pools unaccredited investors. This is also
Wefunder's answer to the Section 12 investor reps question you raised on

the 6th.

Liquidity Event. Still open from my August 18 note. The Conversion Amount leg is set on the unrepaid Repayment Amount, and I want it on the full Purchase Amount, so an investor who has been paid down keeps their full equity upside at an exit.

Two things for context. Wefunder is adding a Form C risk factor covering the worse-terms comparison and the future revenue share pools diluting the current pool's pro rata share. And they want the revised contract back for one more review before we file, so the turn matters. September 18 is the launch.

Can you get these into a redline before we talk tomorrow? Happy to walk through any of them live if you'd rather.

Justin

[6] 2026-08-20 23:51 — "Silva, Alfredo [redacted]

Thanks Justin, confirming receipt. Will turn a draft but may not be before we talk tomorrow as I'm traveling back today still and have several meetings in the morning. Will try though.

Alfredo B. D. Silva
Partner
asilva@mofo.com<mailto:asilva@mofo.com>
T: +1 (415) 268-6213
C: +1 (203) 231-8122

Morrison Foerster
425 Market St.
San Francisco, CA 94105

[Image]

mofo.com<https://www.mofo.com/> | LinkedIn<https://www.linkedin.com/company/morrison-&-foerster-llp> | Twitter<https://twitter.com/MoFoLLP>

____

[7] 2026-08-21 22:30 — "Silva, Alfredo B." [redacted]

Hi Justin,

Please see edits attached, and let me know of any further questions/comments from you or Wefunder.

Thanks,
Fredo

From: Justin Steele <justin@kindora.co>
Sent: Thursday, August 20, 2026 4:49 PM
To: Silva, Alfredo B. <ASilva@mofo.com>
Subject: Re: SAFE + Rev Share Agreement

External Email

____

Hi Fredo,Wefunder came back this morning. Here are the requested changes, including my two from earlier that we held.Section 10(d), two changes. First, the conversion window goes from two years to three, which was your July recommendation and what our materials say. Second, Wefunder wants it explici

<https://login-us.mimecast.com/u/login/?gta=apps&link=cybergraph-report/eyJhbGciOiJSUzI1NiIsInR5cCI6IkpXVCJ9...[illegible]>

CGBANNERINDICATOR

Hi Fredo,

Wefunder came back this morning. Here are the requested changes, including my two from earlier that we held.

Section 10(d), two changes. First, the conversion window goes from two years to three, which was your July recommendation and what our materials say. Second, Wefunder wants it explicit that the optional conversion is the SPV's election and cannot be forced on them. Mechanically the Lead Investor elects on behalf of the pool, so the language should make clear the choice sits with the holder.

Section 5. Add this sentence verbatim: "For the avoidance of doubt, the characterization set forth in this Section 5 is solely for tax purposes and shall not modify, limit, or otherwise affect the conversion mechanics or the type of Capital Stock issuable under Section 10."

Section 12(b). Re-add the language specifying the Investor can be accredited or unaccredited, not accredited only. As drafted it would break the Reg CF lane, since the SPV pools unaccredited investors. This is also Wefunder's answer to the Section 12 investor reps question you raised on the 6th.

Liquidity Event. Still open from my August 10 note. The Conversion Amount leg is set on the unrepaid Repayment Amount, and I want it on the full Purchase Amount, so an investor who has been paid down keeps their full equity upside at an exit.

Two things for context. Wefunder is adding a Form C risk factor covering the worse-terms comparison and the future revenue share pools diluting the current pool's pro rata share. And they want the revised contract back for one more review before we file, so the turn matters. September 10 is the launch.

Can you get these into a redline before we talk tomorrow? Happy to walk through any of them live if you'd rather.

Justin

This message may be confidential and privileged. Use or disclosure by anyone othe

---

135. Kindora SAFE + Revenue Share: draft for your SPV-side review

Opened: [redacted] AD
External [redacted]

[1] [R] 2026-08-10 00:19 — JUSTIN

Hi Frances and Justin,

Our counsel, Alfredo Silva at Morrison Foerster, has the SAFE + Revenue Share drafted. Attached is the clean version plus a redline against your form. He's comfortable sharing it, and he needs your team's read on two items that sit on the SPV side:

One, the public-facing security. As Alfredo frames it, this SAFE is sold to the Wefunder-managed SPV, and the SPV in turn sells an interest to the public. He needs to see what that SPV-side security actually is, whether it's a parallel SAFE inside the SPV, a membership interest tied to the SAFE, or something else, so he can tie the documents together.

Two, the investor representations in Section 12. They're currently drafted as if the general public is making the reps to Kindora, but the SPV is the actual purchaser, so they need to be revised to match how your SPV is structured.

What's the best way to get your comments?

Thanks,

Justin

[2] 2026-08-11 00:00 — Frances MacKet [redacted]

Justin,

Thanks for sharing this! My team and I will review and get back to you with any comments as well as your two questions.

Frances MacKethan

Launch Ops Manager (she/her)
Wefunder

Disclaimer: I'm not a lawyer and nothing I say should be taken as legal advice.

[3] 2026-08-17 15:57 — Justin Renfr [redacted]

Justin -- we're making progress on the internal discussion of the contract
and I think we'll be able to move forward with a few minor adjustments.

A few things that we'll start with:
-- clearly articulating the terms in 5-10 words for investors
-- adding a section to the deal page explaining how the revenue share works

I think it's important to have that clear to investors because it's
fundamentally different from our templated revenue share structure. We can
workshop that together in our next call.

In addition -- Frances flagged that we should knock out the Form C
checklist so that we can move when the financials are ready. You can
complete that checklist here --
https://wefunder.com/kindora/checklist

[4] 2026-08-18 21:43 — JUSTIN

Great. Glad to hear it looks like we'll be able to move forward with the
contract soon. I have a couple of investors who are ready to invest in the
Reg D lane, so it will be great to get that finalized.

I have added a clear articulation of the terms in the memo and the pitch
deck, but happy to add it to another section. Just point me to where.

I'll get going on that Form C checklist.

[5] 2026-08-19 04:48 — Jonny Pric [redacted]

Boom 💪

Sorry to miss the call the other day Justin. Will join for the next one. Super stoked to be working together here ❤️

Jonny

Jonny Price
President
Wefunder (http://wefunder.com)
415-297-4763

Twitter Icon Small Circle (https://x.com/JonnyCPrice) LinkedIn Icon Small Circle (https://www.linkedin.com/in/jonnyprice/)

Wefunder overview deck for founders (https://docsend.com/v/qm4gc/wefunderoverviewdeck)
Why I work for Wefunder (https://www.linkedin.com/pulse/why-i-work-wefunder-jonny-price/?trackingId=Sc4DX0ZKRF6QuYdvMNg6IQ%3D%3D
)

The proudest I have ever been as a dad (https://www.facebook.com/jonny.price.161/videos/10103670060816440/?
notif_id=1589678514403635&notif_t=feedback_reaction_generic)

[6] 2026-08-19 09:13 — Justin Renfr [redacted]

Let's set up a time for next week, my schedule is flexile.

The long form explanation of the terms looks good to me. I'm double
checking with our compliance team.

We can discuss the best approach for the 5-10 words thats displayed on the
deal page. That's something I need to do as an admin.

Not sure if you wanted to start with Reg D checks -- I was under the
impression we were going straight to Reg CF. No issues either way, but
worth clarifying.

[7] 2026-08-19 12:32 — JUSTIN

Sounds good. Feel free to grab whatever time works. My schedule is pretty
flexible next week.

https://calendly.com/justin-kindora/justin-meet

So far I have two verbal $25K commitments and two other investors actively considering investments that I estimate will land at that level or above if they decide to come in. One is Gerald Chertavian <https://www.linkedin.com/in/gchert/>, who has also agreed to chair an advisory council for Kindora. I assumed at that level it would be better to have those $25K and above checks come in via Reg D. Thoughts?

[8] 2026-08-20 08:57 — Justin Renfr[redacted]

Per the contract and Form C filing
— Clarify if the optional conversion in section 10d is actually our choice and won't be forced on us. If so, it's fine.
— Add to section 5: "For the avoidance of doubt, the characterization set forth in this Section 5 is solely for tax purposes and shall not modify, limit, or otherwise affect the conversion mechanics or the type of Capital Stock issuable under Section 10."
— Re-add the language to section 12(b) that specifies the Investor can be accredited or unaccredited, not just accredited.
— We will add a risk factor in the form c about the worse terms

Send back the contract once those edits have been made, and we will review it one more time.

In the qualitative explanation of the terms on the Wefunder deal page
— Remove "The documents were finalized with Wefunder and securities counsel." This implies that we think it's a good deal/recommend.
— Doesn't the agreement says the optional conversion is available after two years from the effective date, not three?
— 3% of gross revenue should be changed to "adjusted gross revenue" based on the contract i reviewed unsure if they changed it after.
— The example says "at $5M of annual revenue the whole pool would receive $150K that year," but doesn't account for the annual payment caps in Section 3(f). Depending on the year and total pool size, the caps would reduce the actual payout. I'd either add "subject to the annual caps described in the Agreement" in the sentence or drop the example.
— Also the summary doesn't mention that future revenue share offerings can dilute the current investor pool's pro rata share. But if we're going to add this as a risk factor, it's fine not to mention it in the summary.

We'll also develop a custom 5-10 word explanation of the terms in the "Investment Terms" section of the deal page. We can work on that next week.

[9] 2026-08-24 15:36 — JUSTIN

Hi Justin,

Revised agreement attached with all four changes from your review, back for your final pass.

1. Section 10(d): the optional conversion window is now three years from the Effective Date, and conversion is explicitly at the Investor's sole discretion. It cannot be forced on the SPV. Conforming edit in 13(a).

2. Section 12(b): rebuilt so the Investor can be accredited or unaccredited, with a certification checkbox for each.

3. Section 5: your sentence is in, with one deliberate change from our counsel that I want to flag rather than have you hunt for. It reads: "For the avoidance of doubt, the characterization set forth in this Section 5 shall not modify, limit, or otherwise affect the conversion mechanics or the type of Capital Stock issuable under Section 10." We dropped "solely for tax purposes" because the characterization can also bear on accounting treatment, and a 10(d) conversion is in fact into common stock, so "solely" would be inaccurate. The protection you asked for, that Section 5 can never alter the Section 10 mechanics, is in verbatim.

4. Liquidity Event: the conversion leg now runs on the full Purchase Amount, so an investor who has been paid down keeps full equity upside at an exit.

One note from our counsel for your side: with the accredited/unaccredited split in 12(b), Wefunder should make sure each public investor certifies which one applies.

The deal page edits from your list are done as well. Happy to walk through any of this on our call tomorrow at 11.

Justin

136. The Calendly link I owe you from April

Opened: 2026-08-11 16:25 · **Messages:** 1 (1 outbound) · **EXTERNAL** · **LEGEND PRESENT**
External participa[redacted]

[1] [RL] 2026-08-11 16:25 — JUSTIN

```
Hey Milton, we exchanged messages on LinkedIn earlier this year and you
asked for my Calendly and that note slipped through cracks. My fault, but
I'm excited to talk to you now if you're still up for it.

When I wrote you I said impact capital was scarce and philanthropy was
sitting out startup investing, and that I'd been scratching my head about
it for a year. I stopped scratching and built an offering. Kindora's
community round soft launch is live: a SAFE paired with a capped revenue
share, a philanthropic lane for PRIs and recoverable grants, and a Reg CF
lane with a $100 minimum so the social sector we serve can own a piece.
wefunder.com/kindora

I went back and reread your listening essay. Your second lesson, that
grants, PRIs, recoverable grants and mission-aligned investments work best
when they're aligned, is the argument I've been making for two months. And
"education is part of the infrastructure" is a lesson I'm definitely
learning along the way. Every conversation costs me 15 minutes teaching the
instrument before we can talk about the company.

So, still up for comparing notes? calendly.com/justin-kindora/justin-meet,
or just reply here, whichever is easier.

Justin


*Kindora is testing the waters under Regulation Crowdfunding. No money is
being solicited or accepted, and no investment can be made until a Form C
is filed with the SEC.*
```

---

137. Justin Renfro suggested I reach out

Opened: 2026-08-[redacted] outbound) · **EXTERNAL** · **NO LEGEND IN THREAD**
External participa[redacted]

[1] [R] 2026-08-12 18:29 — JUSTIN

```
Hi Ken,

Justin Renfro suggested I reach out, and the more I read about CataCap, the
more I understood why. You've built the rail I've been trying to assemble
by hand.

Quick background: I ran Google.org's Americas philanthropy for nearly a
decade, then left to build Kindora, a public benefit corporation putting AI
fundraising intelligence in the hands of the small nonprofits that have
always been priced out of it. Nearly 2,000 organizations so far. I'm
raising a community round on Wefunder (wefunder.com/kindora), public in
September.

Some of my most values-aligned potential investors hold their giving in
DAFs and want to put a slice directly into Kindora. CataCap is one of the
cleanest version of that path I've seen.

I'd love your read on two things: whether Kindora is the kind of venture
CataCap is built for, and whether the DAF holders in my round could invest
through you.

Up for a chat? I'm in Oakland.

Justin
```

[2] 2026-08-13 10:0[redacted]

```
Hey, great to connect and any friend of Justin is a friend of mine.  Love what you are doing and looks like you can absolutely
raise on CataCap as an impact venture.
```

You can learn more here and get started by completing the raise money form Raise Money for Your Impact Venture | CataCap <https://catacap.org/raisemoney>

Do you have $50K+ from DAF holders, foundations or others willing to donate to help launch your raise on CataCap. That is an important first step is to get early donor commitments. If not, we will give you some tools to do that outreach and get your first commitments before your campaign on CataCap goes live.

Let me know if you have any other questions.

Best,

Ken

---

138. Follow up

Opened: 2026-08-14 10:52 · **Messages:** 5 (2 outbound) · **EXTERNAL** · **LEGEND PRESENT**
External particip[redacted]

[1] 2026-08-14 1[redacted]

Hey Justin,

Pulled together a list of folks from my network who could be worth connecting with for the WeFunder campaign. It's a mix of potential investors, foundation/PRI contacts, and a few sharper skeptics who could be good pressure-testers. It's organized by category, with a short note on why each person or organization might be relevant. Here's the list <https://docs.google.com/spreadsheets/d/1eyo9Kads5zrz3-pexMr633X3o_QUj2nxMedMsYtaUfs/edit?gid=1526618704#gid=1526618704>
.

When you get a chance, take a look and let me know who you'd actually be interested in connecting with. For anyone you flag, I'm happy to reach out and see if they're open to it before making an intro. One caveat: while I'm connected to everyone on this list on LinkedIn, some of those connections are definitely deeper than others so not everyone will respond to my email.

Sorry for the delay in getting this to you; this was a deeper effort than I anticipated. Hope this is helpful.

Selam

—

*Selam Kebrom *
Partner
pronouns: she, her
w: camelbackventures.org <https://img.newoldstamp.com/r/9775/w>
[image: facebook] <https://www.facebook.com/camelbackorg/> [image: twitter]
<https://twitter.com/camelbackorg?ref_src=twsrc%5Egoogle%7Ctwcamp%5Eserp%7Ctwgr%5Eauthor>
[image:
instagram] <https://www.instagram.com/camelbackventures/?hl=en> [image:
linkedin] <https://www.linkedin.com/in/selam-kebrom/>Sign up to our org
newsletter! <http://eepurl.com/cML_vX>

[2] [RL] 2026-08-24 21:37 — JUSTIN

Selam! This is amazing. Thank you. I went through all thirty-seven.

Six I'd love you to reach out to if you feel you have a strong relationship (no worries if not), and I've written a note for each one below that you can copy and paste or edit however you like.

No rush on all six at once. If it's easier, Rupal and RSF are the two I'd

start with, since both have something live going on right now. Lynne and Michael any time after Labor Day. Jasmine is best once the page is public on the 10th.

I'm also going to follow up directly with Heather Matranga and Vanessa Roanhorse, since I've met them both, so you can leave those two with me.

Notes below. Each one has the required Reg CF language at the bottom, so please keep that on if you forward them.

1. Rupal Patel, Candide Group

Justin Steele spent nearly a decade running Google.org's Americas philanthropy, and he's a trustee of the San Francisco Foundation. He left to build Kindora <https://kindora.co>, an AI fundraising platform for the social sector, and it's a public benefit corporation with the mission written into the charter. 2,100+ nonprofits are on it, ~$80K ARR run-rate, and he wrote the whole platform himself. He's raising a community round on Wefunder, public September 16: a SAFE paired with a capped revenue share, a PRI lane for foundations, and a $100 minimum so the nonprofits Kindora serves can own a piece. wefunder.com/kindora

I thought of you because you've spent twenty years designing exactly this kind of vehicle, and because of what you wrote earlier this month, that no single instrument scales community ownership on its own. Justin has stapled together a SAFE, a capped revenue share, a PRI lane and a Reg CF round, and he'd genuinely like your read on where it breaks. He also knows the DAF sponsor terrain in unusual detail, which may be useful to you. Open to an intro?

Kindora is testing the waters under Regulation Crowdfunding. No money is being solicited or accepted, and no investment can be made until a Form C is filed with the SEC.

2. Kathleen Paylor or Alex Plowden, RSF

Justin Steele spent nearly a decade running Google.org's Americas philanthropy, and he's a trustee of the San Francisco Foundation. He left to build Kindora <https://kindora.co>, an AI fundraising platform for the social sector, and it's a public benefit corporation with the mission written into the charter. 2,100+ nonprofits are on it, ~$80K ARR run-rate, and he wrote the whole platform himself. He's raising a community round on Wefunder, public September 16: a SAFE paired with a capped revenue share, a PRI lane for foundations, and a $100 minimum so the nonprofits Kindora serves can own a piece. wefunder.com/kindora

RSF's DAF Mobilization Project is the reason I'm writing. Justin has spent months mapping which DAF sponsors will and won't permit a direct investment into a private company, sponsor by sponsor, and Kindora is a live example of the gap you're working on. He'd like to compare notes, and he has research you may find useful. Open to an intro?

Kindora is testing the waters under Regulation Crowdfunding. No money is being solicited or accepted, and no investment can be made until a Form C is filed with the SEC.

3. Lynne Hoey, Kataly Foundation

Justin Steele spent nearly a decade running Google.org's Americas philanthropy, and he's a trustee of the San Francisco Foundation. He left to build Kindora <https:

[3] 2026-08-25 10:40 — Selam Kebro [redacted]

Hey Justin,

This is great! Thank you. I'll move forward with reaching out on my end.

One flag on Aunnie: she's especially wary of new connections right now, so rather than an intro, would it work for me to just share your raise directly with IFI (the program she runs)? Let me know if that's a good alternative.

Ask: saw your post on LinkedIn about how tough entrepreneurship is. Wanna schedule a 30-minute check-in <https://scheduler.zoom.us/selam-kebrom/alumni-1-1-with-camelback-partner> to

```
see if there's anything I or the broader Camelback team can support you
with?

Selam
```

[4] 2026-08-25 21:31 — JUSTIN

```
No worries on Aunnie. I'm already connected with IFI as a funder (I applied
via my San Francisco Foundation board seat and was accepted earlier this
year), and just did an onboarding call with them last month. I can probably
keep working that unless you feel like you've got a particularly receptive
in there where they'd want to dig into Kindora. I mentioned it to my
onboarding person on the call and she was nice but didn't really dig into
it.

Appreciate you checking in on the LinkedIn post. I got a cease and desist
letter from a massive org in my space that is baseless but aggressive and
it just reminded me how once you create something of value, folks come for
you. It's tough out here. Now I'm spending thousands of dollars on lawyers
on top of everything else. But hey, one day at a time.
```

[5] 2026-09-01 10:27 — Selam Keb [redacted]

```
Hey Justin,

That sounds hard. I'm sorry :( Yes, one day at a time.

Quick update: I reached out to Rupal and the folks at RSF. Will let you
know what they say.
Selam
```

---

139. initial ideas

Opened: 2026-08-17 10:43 · **Messages:** 2 (1 outbound) · **EXTERNAL** · **NO LEGEND IN THREAD**
External participan [redacted]

[1] 2026-08-17 10:4 [redacted]

```
Hey Justin — carrying our text chat to email.

Re: speaking, I was thinking about GSF: <https://www.goodsoilforum.com/> there are a few speaking slots I can recommend.

Dates: 10/8 – 10/10.
Audience size: ~1500.
Format: workshop (or another suggested idea)

Lmk if there's interest and availability there.
```

[2] [R] 2026-08-30 20:52 — JUSTIN

```
Hey Bryan,

Sorry for the lag!

Definitely interested in GSF. Thank you! The honest constraint is October.
There's a Goodwill AI summit October 12 to 15 in Hershey that I'm already
being pulled toward, and I don't think I can do two conference trips back
to back while we're raising. Before I rule anything out, what would the GSF
slot actually involve? Day, length, and whether it's a workshop I'd build
from scratch or a panel I show up for.
```

---

140. A head start on the materials I promised

Opened: 2026-08-18 18:49 · **Messages:** 1 (1 outbound) · **EXTERNAL** · **LEGEND PRESENT**
External participant [redacted]

[1] [RL] 2026-08-18 18:49 — JUSTIN

Hey Brian, fun conversation today, and thanks for the quick follow up with Chorus. Excited to see what we might do together.

I said I'd send materials once our CPA review and Form C are filed, and I will (a couple weeks out, ahead of the September 10 public launch). In the meantime, here's a head start since the page is already live in soft launch: wefunder.com/kindora

Non-binding reservations are open now. And for angels we're running a direct Reg D lane on the same paper as the community round, the SAFE plus capped revenue share.

Camelback Ventures wrote the first institutional check back in April, and Gerald Chertavian (the Year Up founder) has verbally committed to invest and to chair our Strategic Advisory Council.

All the materials are on the Wefunder site and being updated weekly, but I've also attached our investor deck here.

If the structure holds up for you, I'd be honored to have you and Katie in the round. And if what you see feels worth sharing with the Tonic network, I'd love to take you up on that offer.

Justin

For the record since this note mentions terms: no money is being solicited or accepted until our Form C is filed with the SEC. When it is, investments can only be made through Wefunder, and any reservation or indication of interest is non-binding until then.

---

141. The advisor details, as promised

Opened: 2026-08-19 [redacted] bound) · **EXTERNAL** · **LEGEND PRESENT**
External participant

[1] [RL] 2026-08-19

Hi Susan, thanks again for the walk and talk last week. I really enjoyed it, and I left excited about the possibility of leading together.

You said you'd want to see details on a potential advisory role, so here's an initial thought. Curious how this strikes you.

I'm forming a small Strategic Advisory Council. Gerald Chertavian, who founded Year Up and has been my mentor for almost twenty years, accepted the Chair role last week. When I mentioned you, he lit up. My co-founder Karibu <https://www.linkedin.com/in/karibu/>, who recently moved from an operating role to an advisor seat, will participate as well. I'd be honored to have you as a founding member.

The role will be a mix of enterprise strategy, funder relationships, and leadership counsel. In practice, a quarterly council session, a rotating monthly touchpoint, and a short list of social sector orgs where your judgment and relationships could help most. Two to four hours a month. The terms: 1.0% in options, vesting over two years with a three-month cliff, under a 12-month agreement either of us can end on 30 days' notice. I'm purposely stretching to the top of the advisor equity range for you and Gerald given how exceptional I know you both to be (Gerald holds 1.5%, reflecting the Chair role and several months of planning together to establish this advisory structure and raise).

Investing in the round (wefunder.com/kindora) is welcome but entirely separate: never expected, and it doesn't change the grant. You can find many details about Kindora's business model and raise in that link if you'd like to review them.

If this feels right, say the word and our counsel will work up an agreement. If any part doesn't, tell me straight. Happy to shape it with you.

Justin

```
*A note for good order: this is not an offer to sell securities and Kindora
is not accepting funds now. Any indication of interest is non-binding, and
an investment could only be made through Wefunder after Kindora files its
offering statement with the SEC.*
```

[2] 2026-08-20 16:37 — Susan Colb [redacted]

```
Hi Justin,

Thanks for this message. I would be honored to become a founding member of
your Strategic Advisory Council.

The only request is that dates for the council meetings are sent in advance
and that you understand when conflicts arise. I will of course do my best
to attend and to be helpful, as needed.

I'm excited about having the opportunity to work with you! Let's make some
good trouble!

Best,
Susan
```

[3] 2026-08-24 12:47 — JUSTIN

```
Hi Susan,

Wonderful! Welcome aboard. Gerald is thrilled, and so am I.

Done on your request. Council dates will go out well in advance, and I
completely understand when conflicts arise.

The company valuation is underway, and our counsel at Morrison Foerster is
drafting the council agreements. Yours should reach you in early September,
and I'd love signatures before we open the round publicly on Wednesday,
September 16. Before anything goes public, I'll send you the exact
announcement wording for your sign-off.

Let's make some good trouble!

Justin
```

---

142. Kindora

Opened: 2026-08-19 21 [redacted]) · **EXTERNAL** · **LEGEND PRESENT**
External participants: [redacted]

[1] [RL] 2026-08-19 21:07 — JUSTIN

```
Hi James,

Howie Norman and Henderson Shorter both pointed me your way this summer.

I led Google.org's Americas philanthropy for a decade, then built Kindora,
an AI fundraising platform for the social sector. 2,866 nonprofits are on
it.

Funders are increasingly the ones paying. Two have signed contracts buying
seats for their grantees, and a third bought a grantee license through
self-serve checkout last week. 51 seats so far. They're treating funding
intelligence as portfolio infrastructure rather than something each grantee
scrapes together alone.

We're raising a community round to fund that, with a PRI lane for
foundations alongside a SAFE and a capped revenue share. Deck, memo, and
risks are all on the page: wefunder.com/kindora. We file the Form C the
week of September 2 and go public September 16.

I've spent a lot of time figuring out the right investment vehicle to lock
in mission but not push away investors. I'd love to get your thoughts and
advice if you're up for it.

Justin
```

*Kindora is testing the waters under Regulation Crowdfunding. No money is
being solicited or accepted, and no investment can be made until a Form C
is filed with the SEC.*

[2] 2026-08-20 11:53 — James [redacted]

Hi Justin,

I hope all is going well. Happy to chat more about Kindora. However, my availability is limited until the week of Sept 7. Do you have time this upcoming Tuesday at 4 p.m. ET?

Regards,

James

[A logo with blue and green lines Description automatically generated]<https://missioninvestors.org/>
JAMES C. D. WAHLS
Senior Vice President, Programs and Initiatives
Pronouns: He/Him/His
OFFICE 667.262.0611
jwahls@missioninvestors.org<mailto:jwahls@missioninvestors.org>
Mission Investors Exchange
missioninvestors.org<https://missioninvestors.org/>
[A blue and white logo Description automatically generated]<http://instagram.com/missioninvestors>[A blue and white circle with a letter in it Description automatically generated]<http://linkedin.com/company/mission-investors-exchange./>[A blue x in a circle Description automatically generated]<http://twitter.com/missioninvest>

[3] [RL] 2026-08-20 13:58 — JUSTIN

Yes, happy to meet on Tuesday at 4pm PT if that works for you. Appreciate
you making the time!

Justin

On Thu, Aug 20, 2026 at 4:53 AM James Wahls <jwahls@missioninvestors.org>
wrote:

> Hi Justin,
>
> I hope all is going well. Happy to chat more about Kindora. However, my
> availability is limited until the week of Sept 7. Do you have time this
> upcoming Tuesday at 4 p.m. ET?
>
> Regards,
>
> James
>
>
> *[image: A logo with blue and green lines Description automatically
> generated]* <https://missioninvestors.org/>
> *JAMES C. D. WAHLS*
> Senior Vice President, Programs and Initiatives
> Pronouns: He/Him/His
> *OFFICE* 667.262.0611
> *jwahls@missioninvestors.org* <jwahls@missioninvestors.org>
> *Mission Investors Exchange*
> *missioninvestors.org* <https://missioninvestors.org/>
> *[image: A blue and white logo Description automatically generated]*
> <http://instagram.com/missioninvestors>*[image: A blue and white circle
> with a letter in it Description automatically generated]*
> <http://linkedin.com/company/mission-investors-exchange./>*[image: A blue
> x in a circle Description automatically generated]*
> <http://twitter.com/missioninvest>
>
> *From: *Justin Steele <justin@kindora.co>
> *Date: *Thursday, August 20, 2026 at 12:08 AM
> *To: *James Wahls <jwahls@missioninvestors.org>
> *Subject: *Kindora
>
> Hi James,
>

```
> Howie Norman and Henderson Shorter both pointed me your way this summer.
>
> I led Google.org's Americas philanthropy for a decade, then built Kindora,
> an AI fundraising platform for the social sector. 2,066 nonprofits are on
> it.
>
> Funders are increasingly the ones paying. Two have signed contracts buying
> seats for their grantees, and a third bought a grantee license through
> self-serve checkout last week. 51 seats so far. They're treating funding
> intelligence as portfolio infrastructure rather than something each grantee
> scrapes together alone.
>
> We're raising a community round to fund that, with a PRI lane for
> foundations alongside a SAFE and a capped revenue share. Deck, memo, and
> risks are all on the page: wefunder.com/kindora. We file the Form C the
> week of September 2 and go public September 10.
>
> I've spent a lot of time figuring out the right investment vehicle to lock
> in mission but not push away investors. I'd love to get your thoughts and
> advice if you're up for it.
>
> Justin
>
>
> *Kindora is testing the waters under Regulation Crowdfunding. No money is
> being solicited or accepted, and no investment can be made until a Form C
> is filed with the SEC.*
>


--


Justin Steele

Co-Founder & CEO


justin@kindora.co

www.kindora.co

LinkedIn Profile <https://www.linkedin.com/in/justinrichardsteele/>
```

---

143. Kindora is raising, and I want you in first

Opened: 2026-0[redacted] **AL - LEGEND PRESENT**
External partici[redacted]

[1] 2026-08-21 1[redacted]

```
This note is [redacted]
```

[2] 2026-08-26 [redacted]

```
Thank you so much for an amazing opportunity to support you in your work. I
am in and will make my contribution ASAP.

Sam

On Fri, Aug 21, 2026 at 9:23 AM <justinrsteele@gmail.com> wrote:

> Hey Sam,
>
> A belated congrats on the massive raise at the Tipping Point gala this
> year. Sally and I were cheering you on from the SFF table. I also can't
> thank you enough for the early bet on Kindora with your team. It's been a
> great partnership so far, and some really big funders (Omidyar, etc.) are
> following your lead.
>
> I built Kindora from what I learned watching people like you work, and
> I've funded it mostly out of my own retirement. And it's working. Two
```

> thousand orgs are on it now, doubling about every 90 days, and Anthropic
> made us a featured partner <https://claude.com/customers/kindora>.
> Investors want in, and [redacted] o I can hire a team. But
> before the round opens [redacted] I'm inviting a hundred
> folks who built this s [redacted] ple. We're calling them
> the Kinfolk of Kindora [redacted] st I thought of.
>
> AI is being built by strangers. I want Kindora built with kinfolk. The
> people who built this sector should have a stake in what's being built for
> it.
>
> Kindora is a for-profit public benefit corporation, and this is a real,
> high-risk investment, not a donation. It's also a crowd raise, on purpose.
> A deal like this would normally be open only to accredited investors, and
> honestly the easy version of this raise is ten big checks. I want this
> round to be a show of solidarity among the leaders I most respect in this
> sector, so the entry point is a nonbinding reservation starting at $100,
> and at any size you come in on the same economics as our biggest investors.
> The terms and honest risks are all here: wefunder.com/kindora
>
> I don't want to build this alone, and I don't want to own it alone. Will
> you take a bet on me?
>
> If it isn't right for you, no explanation needed.
>
> Justin
>
> P.S. Whether you invest or not, I'd still love one sentence from you to
> help shape the Family Covenant the first hundred will publish together: *AI
> in the social sector should never ______. It should always ______.* Name
> attached or anonymous, your call. If you don't say, it stays between us.
>
> *Kindora is "testing the waters" to gauge interest in a potential future
> offering under Regulation Crowdfunding. No money or other consideration is
> being solicited, and if sent in response, it will not be accepted. No offer
> to buy securities can be accepted, and no part of any purchase price will
> be received, until an offering statement (Form C) is filed with the SEC,
> and then only through Wefunder's platform. Any indication of interest
> involves no obligation or commitment of any kind.*
>

--
Sam Cobbs
Chief Executive Officer

TIPPING POINT COMMUNITY
220 Montgomery Street, Suite 850
<https://maps.google.com/?q=220+Montgomery+Street,+Suite+850+San+Francisco,+CA+94104&entry=gmail&source=g>
San Francisco, CA 94104
<https://maps.google.com/?q=220+Montgomery+Street,+Suite+850+San+Francisco,+CA+94104&entry=gmail&source=g>

o: 415 348 1240 <+14153481240> d: 415 341 9547 <+14153419547>
f: 415 348 1237

MAKE POVERTY PREVENTABLE
www.tippingpoint.org
@TIPPINGPOINT <https://twitter.com/tippingpoint>

[3] [RL] 2026-03-31 21:38 — JUSTIN

Hey Sam, thank you! You make it happen at wefunder.com/kindora, takes a few
minutes. It's a nonbinding reservation until we file the Form C with the
SEC (any day now), and Wefunder handles it from there.

We've got a really incredible community of Kinfolk investors coming
together. Folks you'll know and respect. It will mean a lot to have you on
at any level!

Justin

*Kindora is "testing the waters" to gauge interest in a potential future
offering under Regulation Crowdfunding. No money or other consideration is
being solicited, and if sent in response, it will not be accepted. No offer
to buy securities can be accepted, and no part of any purchase price will

```
be received, until an offering statement (Form C) is filed with the SEC,
and then only through Wefunder's platform. Any indication of interest
involves no obligation or commitment of any kind.*
```

[4] 2026-09-01 11:50 — Sam Cobb [redacted]

```
Okay its done and good luck.

On Mon, Aug 31, 2026 at 9:39 PM Justin Steele <justinrsteele@gmail.com>
wrote:

> Hey Sam, thank you! You make it happen at wefunder.com/kindora, takes a
> few minutes. It's a nonbinding reservation until we file the Form C with
> the SEC (any day now), and Wefunder handles it from there.
>
> We've got a really incredible community of Kinfolk investors coming
> together. Folks you'll know and respect. It will mean a lot to have you on
> at any level!
>
> Justin
>
>
> *Kindora is "testing the waters" to gauge interest in a potential future
> offering under Regulation Crowdfunding. No money or other consideration is
> being solicited, and if sent in response, it will not be accepted. No offer
> to buy securities can be accepted, and no part of any purchase price will
> be received, until an offering statement (Form C) is filed with the SEC,
> and then only through Wefunder's platform. Any indication of interest
> involves no obligation or commitment of any kind.*
>


--
Sam Cobbs
Chief Executive Officer

TIPPING POINT COMMUNITY
220 Montgomery Street, Suite 850
<https://maps.google.com/?q=220+Montgomery+Street,+Suite+850+San+Francisco,+CA+94104&entry=gmail&source=g>
San Francisco, CA 94104
<https://maps.google.com/?q=220+Montgomery+Street,+Suite+850+San+Francisco,+CA+94104&entry=gmail&source=g>

o: 415 348 1240 <+14153481240>  d: 415 341 9547 <+14153419547>
f: 415 348 1237

*MAKE POVERTY PREVENTABLE*
www.tippingpoint.org
@TIPPINGPOINT <https://twitter.com/tippingpoint>
```

[5] 2026-09-12 01:11 — JUSTIN

```
A bloated thank you Sam. Means a lot. The response so far has been really
strong, and it's putting a big smile on my face to bring such a dope set of
social sector leaders together for this raise.

Justin
```

---

144. Kindora's investor raise

Opened: 2026-08-22 09:02 · **Messages:** 1 (1 outbound) · **EXTERNAL** · **LEGEND PRESENT**
External participan [redacted]

[1] [RL] 2026-08-22 09:02 — JUSTIN

```
Here's how the investment works, plainly. You'd be buying two things in one
agreement.

*A claim on future ownership. *Kindora has no official price yet. It's too
early for that. So your money converts into shares later, either if we
raise from a professional investor who sets a price, or if someone buys the
company. The agreement caps that price at $10 million, which works in your
favor. If you put in $10,000, your share would be one tenth of one percent
```

of the company ($10,000/$10,000,000). If Kindora later sold for $20 million, that share would be worth roughly $20,000 ($20,000,000 x 0.1%).

A share of revenue. Kindora brings in about $88,000 a year today. If that ever crosses $1 million, the company starts paying out 3% of its revenue each quarter to this group of investors, until you've received one and a half times what you put in. On $10,000, that's $15,000. It would take at least five years, and only if revenue is strong. If we never cross $1 million, these payments never start.

You'd invest through Wefunder for investments less than $25K, which handles all the paperwork. The minimum is $100.

Before you decide (what I tell everyone):

- You could lose all of it. Most early companies fail. Mine could.
- You can't ask for it back. There is nowhere to sell this.
- Neither payout is promised.
- Please only invest an amount that would change nothing about your lives if it vanished.

The official Wefunder documents govern all of this. What I wrote is my plain-English summary. If the two conflict, the documents win.

—

I built Kindora from what I learned watching people like you work, and I've funded it mostly out of my own retirement. And it's working. Two thousand orgs are on it now, doubling about every 90 days, and Anthropic made us a featured partner <https://claude.com/customers/kindora>. Investors want in, and it's time to raise a round so I can hire a team. But before the round opens to the public in September, I'm inviting a hundred folks who built this sector to invest first. My people. We're calling them the Kinfolk of Kindora, and you were one of the first I thought of.

AI is being built by strangers. I want Kindora built with Kinfolk. The people who built this sector should have a stake in what's being built for it.

Kindora is a for-profit public benefit corporation, and this is a real, high-risk investment. It's also a crowd raise, on purpose. A deal like this would normally be open only to accredited investors, and honestly the easy version of this raise is ten big checks. I want this round to be a show of solidarity among the leaders I most respect in this sector, so the entry point is a nonbinding reservation starting at $100, and at any size you come in on the same economics as our biggest investors. The terms and honest risks are all here: wefunder.com/kindora

I don't want to build this alone, and I don't want to own it alone. Will you take a bet on me?

If it isn't right for you, no explanation needed.

Justin

P.S. Whether you invest or not, I'd still love one sentence from you to help shape the Family Covenant the first hundred will publish together: *AI in the social sector should never ______. It should always ______.* Name attached or anonymous, your call. If you don't say, it stays between us.

*Kindora is "testing the waters" to gauge interest in a potential future offering under Regulation Crowdfunding. No money or other considera

---

145. Kindora is raising, and I want you in first

Opened: 2026-08 [redacted] **D PRESENT**
External particip [redacted]

[1] 2026-08-22 10 [redacted]

This note is best viewed in HTML.

[2] 2026-08-24 17:09 — Esthe [redacted]

Hi Justin, I'm in for $1,000 and honored to stand behind all that you're building. So excited for what you're doing for our sector!

AI in the social sector should never be out of reach. It should always expand opportunity for all.

Do add my personal email to your list! And let me know next steps.

Much appreciation,
Esther.

Get Outlook for iOS<https://aka.ms/o0ukef>
____

[3] [RL] 2026-08-25 23:43 — JUSTIN

Thank you! Means a lot. Next step is the reservation at wefunder.com/kindora.
It's nonbinding until we file the Form C with the SEC, and nothing is
accepted before then. The terms and the honest risks are all on that page.

Love your line: "AI in the social sector should never be out of reach. It
should always expand opportunity for all." Do you want your name on it, or
anonymous? I'm working on a Kinfolk landing page where we'll feature some
of these for folks to be inspired by each other.

Justin

*Kindora is "testing the waters" to gauge interest in a potential future
offering under Regulation Crowdfunding. No money or other consideration is
being solicited, and if sent in response, it will not be accepted. No offer
to buy securities can be accepted, and no part of any purchase price will
be received, until an offering statement (Form C) is filed with the SEC,
and then only through Wefunder's platform. Any indication of interest
involves no obligation or commitment of any kind.*

[4] 2026-08-26 12:09 — Esther Hsu Wa [redacted]

Happy to be listed with the quote! I'll sign up at the link later today.
Congrats on everything and excited for what's to come for Kindora and you!

---

146. Kindora is raising, and I want you in first

Opened: 2026-08-23 [redacted] bound) · **EXTERNAL** · **LEGEND PRESENT**
External participant [redacted]

[1] 2026-08-23 19:27 — JUSTIN

This note is best viewed in HTML.

[2] 2026-08-25 22:57 — Olatunde Sobome [redacted]

Justin, I love EV-ER-Y-thing about this! Blessings blessings and love to
y'all! I'm smiling looking at the funder page.
Like "we're doing it!" — — congrats a million times.

I'm trying to invest — talking to wifey now.
I'll be in touch.

Much love brother,
and we need to [redacted]

Kindly,
Olatunde

[3] [RL] 2026-08-25 23:54 — JUSTIN

Hey Olatunde,

Much love back to you and the fam.

Take your time with wifey, no rush at all. Nothing is binding until we file the Form C anyway.

And yes on StreetCode using it, whenever that's the right conversation. My calendar is here for when it is: https://calendly.com/justin-kindora/1-2-1

Justin

Kindora is "testing the waters" to gauge interest in a potential future offering under Regulation Crowdfunding. No money or other consideration is being solicited, and if sent in response, it will not be accepted. No offer to buy securities can be accepted, and no part of any purchase price will be received, until an offering statement (Form C) is filed with the SEC, and then only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

[4] 2026-08-26 19:19 — Olatunde Sobomehi [redacted]

❤️

Olatunde Sobomehin reacted via Gmail
<https://www.google.com/gmail/about/?utm_source=gmail-in-product&utm_medium=et&utm_campaign=emojireactionemail#app>

---

147. The referral setup, and the raise link

Opened: 2026-08- [redacted] utbound) · **EXTERNAL · LEGEND PRESENT**
External participa [redacted]

[1] [RL] 2026-08-24 08:42 — JUSTIN

Hey Nick,

Good talking last week.

As one potential collaboration, I've been working on formalizing business referrals given my engagement with leaders like Joanne. Here's what I've put together so far:

The small one. You get a code. Any individual org that signs up on a monthly plan with the code starts with an extra 250 credits, and if one of them later moves to a paid plan, 500 credits land in your account. Nothing to sign. You can track sign ups in your Kindora account.

The larger one. A funder buying access for a group of orgs, an enterprise agreement, a paid research engagement. Deals of roughly $5,000 and up, paid as the customer pays us. Those we pay in cash:

- 10% of what we collect in the first year for an introduction
- 15% if you also help carry it through to a signed contract

I approve each one before you make the introduction, so you always know the rate before you spend time on it. My lawyer is finishing a standard template now.

That's all the customer side. Separate thing entirely, the raise is at wefunder.com/kindora. Minimum is $100 and it opens to the public in September. Happy to talk what collaboration might look like there.

Still want to get to the Asia question too. Would be great to get more funders from the region into the database.

Feel free to send back reactions and ideas!

Justin

Kindora is "testing the waters" to gauge interest in a potential future offering under Regulation Crowdfunding. No money or other consideration is

```
being solicited, and if sent in response, it will not be accepted. No offer
to buy securities can be accepted, and no part of any purchase price will
be received, until an offering statement (Form C) is filed with the SEC,
and then only through Wefunder's platform. Any indication of interest
involves no obligation or commitment of any kind.
```

---

148. Kindora is raising, and I want you in first

Opened: 2026-0 [redacted] und) · **EXTERNAL** · **NO LEGEND IN THREAD**
External particip [redacted]

[1] 2026-08-24 17:09 — JUSTIN

```
This note is best viewed in HTML.
```

[2] 2026-09-09 07:20 — Neeti Patel [redacted]

```
Good morning!

Sorry for the delay! Great to hear from you! Love seeing Section B names
pop up in my inbox.

Congrats on the momentum you've created around Kindora. I'd love to learn
more about what you are doing and how you are uniquely tackling
the challenges of securing funding in the social sector. ! What's the best
way to get up to speed on all things Kindora?

Best,
Neeti
```

[3] [R] 2026-09-12 00:14 — JUSTIN

```
Neeti! Good to hear from you as well. This has been a fun excuse for Karibu
and I to reconnect with some of the Section B folks.

Fastest way up to speed is wefunder.com/kindora. The deck lives there, the
numbers update as they move, and the terms and honest risks are laid out in
full. Anthropic's case study on us <https://claude.com/customers/kindora>
is a good five-minute read on the product side. And if you want to hear the
whole backstory, this podcast
<https://www.jamaadams.com/people-in-common-episodes/coding-belonging-with-justin-steele>
from last week is a solid listen.

The short version of what we're doing differently: most fundraising tools
help you write faster. Kindora tells you who to write to, using funder data
nobody in the sector has had cheap access to before. Then the funders
themselves started paying for their grantees to use it, which is really
fueling our growth.

Justin
```

---

149. Eqvista | Kindora, PBC - 409A Valuation

Opened: 2026-08-24 18:36 · **Messages:** 18 (7 outbound) · **EXTERNAL** · **NO LEGEND IN THREAD**
External participant [redacted]

[1] 2026-08-24 18:36 [redacted]

```
Hello Justin,


Thank you for taking the time for the call just now. We can definitely
assist you with this project!



As discussed, based upon the information you provided, we can offer the
following:
```

```
   -

   *409A Valuation Plan: $1,290*
   -

      409A Valuation (IRS-defensible; 7-10 working days to complete, this
      can be expedited in 3-5 working days for an additional $490 if needed)
      -

      Unlimited Valuation Updates (including for material events)
      -

      Premium Cap Table access for the next 12 months for your company and
      its shareholders. A list of features can be seen here
      <https://d59X5l04.na1.hs-sales-engage.com/Ctc/ZX+23284/d59X5l04/JkM2-6qcW6N1vHY6lZ3nlW1G96LK6SBnYZW6DNxm-2vS_K6VgNYD57W-
RJ0W8G7zsW6p9y_lW5jcfmD7G0NZxM296LjfS5P3QXW97HbHGDsf0VWZ5tgB81469VjVy23Y07K8VNKW7MNYyq2nSMBdW2tms8x8W5nh2W8nb6ty7053LJW7m0sG83JNN0LW5
      in the "Premium" column.
      -

      Free Cap Table Onboarding/Migration
      -

      *Eqvista Real-Time Company Valuation**
      <https://d59X5l04.na1.hs-sales-engage.com/Ctc/ZX+23284/d59X5l04/Jll2-6qcW7Y8-
PT6lZ3pVW6TWbRK4DDp9TW3cLyzF1GJrmTW8CLthf8MmyYLW41t38n445XMdW25jd_f63h8SbW35MqYz254v84W5K9r5f4LCXzRVj8xmJ7j-YkdW4Kqch-
5N4rLqW57sQXX3cRp80W3z6-457bQrS1W5zbZm84wPyL-
VWH3n51pn5K6W2lzzC_7dn3QxW5YLg92327XGnN6NL_Ykk4fwgVrC_CK4J2Ms0W57zqsr7XSLy3VP1nZt6lbrmMW7Pg3z63WzchyW2RcN_37dXHJqW2810BR6vB351N88qldM
      the industry's first always-on Fair Market Valuation tracking
tool for your
      company

I'm attaching our Eqvista Company Overview
<https://d59X5l04.na1.hs-sales-engage.com/Ctc/ZX+23284/d59X5l04/JkM2-6qcW6N1vHY6lZ3q4W5MMLlV5fzkjKW1M39mc6BX-
1dW15P0SY7Hbq18W5bJ1ZM7pM5MdN1pK5GJ2GNzFN93FOzf5782xW2FmQzn58_7n-W58GyVG5GGPCZW1Y1bg-10ZR2tW5GV4wl8wDp3JW921HrcBHvd4dM_-
m4dWnYmTW4zz9cQ943yngW8F60f260473WW98L9p76b81zGW7nV5kG6ft09jW6Yhpfl5nb-
4TW4vFVf599Q5YsVYN3Vx48CkBLW2N46hb3wDjrbN8Dl94lYgGF2W43vBNY6t1l_Qf3VjpPC04>
and our Eqvista 409A Sample Report
<https://d59X5l04.na1.hs-sales-engage.com/Ctc/ZX+23284/d59X5l04/JkM2-
6qcW6N1vHY6lZ3pCVCBWtP8Hy4fRW874gqCJ1qyhnW0VnyQ33vCtKQM5Fk6DX2RPG_pW9djhgM1txm3KW0SkfLY8-s2-
_W4F8XWt1YyG_bN2V88wJ8lH5PW8k1vCF1_slTfW4LdmQs1L_jLpW1lZ5dv7BM-
sPW28FNPj89JdH4W8xpGn36FHWWzW1gM1Jf2RCtqCW20d0fh2T0PGdW7pdm9d5CrcRYW4pmQXc99gH1TN6c91d5W5kTgVyCw-j6F1h44W5TjTSJ4L5g5zW678jpm7Pwn-
DN49XrWq5NqT3f7BDwqM04>
for your review.


Also, below is an outline of why we are a top-ranked Cap Table & Valuation
provider:

   -

   25,000+ satisfied customers
   -

   $315B in Assets under Administration
   -

   Trusted by Y Combinator, Plug & Play, Tech Stars, and 500 Global
   companies
   -

   And worth mentioning - our ratings on G2.com: #1 409A Valuation Provider
   <https://d59X5l04.na1.hs-sales-
engage.com/Ctc/ZX+23284/d59X5l04/JkM4YGXpW6N1X8z6lZ3mqW2qk89s5y33tKW7z1RVK665qzGW6gKGz228PX52W4rC1856KMLz9W1Hjb6N2Mp7jYW6yqwwg3Y4sT2V
Z8_N850N782CzB78x2TW81Yc4n4pq9HKW12kp-
y4q2xngW4Xwbl798wr64W3wzZK18089g5W2cr0M581Wb6NW21YpwG2xMBrBW5NG0W43YRcjJW2h6sD663sh1gN2v3HPNNNBVwW2Vg2zW2lqvjRW5Qbq-
y6hyL38M4s9cygC7hDW7bX8Qm1-Nt2PW5jNDzl4d1772W8Xtn8C3cLplFW4LM6rp2cfvF-
W6MjmTg5dWKFGVVjWFb2Z0_ycW2FN3RP7DNL0QVyMn8r1YTLdbW8bdNfgWlQG3W6q5-
wJ2TVnYxW3h_9162rD26MW55mgT56vdGM6W68xL_8567np_W99T18d8L1sKcW2Hs_tJ54GkPkf2_7C3
```

[2] [R] 2026-08-24 21:31 — JUSTIN

```
Hi Julio,

Payment is in, so we're good to go on your end. Send the onboarding email
```

and data room link whenever you're ready and I'll load everything the same day.

One correction from our call. I was describing where the cap table is headed, not where it is. As of the August 24 valuation date, Kindora has two common stockholders (me and my co-founder, who moved to an advisory role) plus the single $50,000 SAFE. The SPV and the other investors I mentioned all arrive after our raise closes, so they shouldn't factor into the valuation.

[3] 2026-08-25 16:50 — Julio Molin [redacted]

Hi Justin,

Great, thanks for the additional context. We have received the completed Engagement Letter and are looking forward to working with you.

We will actually begin the onboarding process directly in the Eqvista platform:

-

You can *click here* <https://d59XS104.na1.hs-sales-engage.com/Ctc/ZX+23284/d59XS104/JkM2-6qcW8N1vHY6lZ3lrW6CmHJk5t-8zBW4R9qbj329x-QN4NVgCLxNjdYWRggq-48vr1M4W3w_0c13kZlZ7W7PZY_l8jHGKYW45rHFR8M-jmKW4WYqHV3JOKyXW7Vnc4c6JH9HtW132MBj6NmwQ9N72K5YY7z4kWN1GHLnMyHR85W3Zl3d14hHFcjVG_pQR5Pb0K3W2BrX7K58x-ylWMKWJH4JSl4ZW3RRlcK4JjG5NW2nkrJv4lFnJDW5V3_wp7sPxgFW8qd4jl7VYNhmN7rx33K-ZKtkM15WF6n1NVn1ff3jsL6C04>
to log in to your existing Eqvista account

-

Once you are logged in go to Documents > Start Onboarding - see screenshot below.

Please advise once the documents/information have been uploaded and our team will begin the review.

Thank you, Justin!

Best,

Julio Molina
Account Executive, Client Solutions
(415) 375-4963
Calendar
<https://d59XS104.na1.hs-sales-engage.com/Ctc/ZX+23284/d59XS104/JkM2-6qcW8N1vHY6lZ3kHW6SCplD4cWcY1W18RsXF42Pg5rW2m3G1t3GBqy_W6DxBwN2BYhjjW89h1129gp_NcVpFn7234WGWvW8j-f3q23Rx2YW2ZW49d7Rw-7yW1xT_6R40TK-4N7BvvvbdkzF2W2Pvtw63TtNGJW27lHF2BN8RS8W1QxLH88547kHW2gFHkW6McDrHVLLf773hgQpPN2cVGTVLnl5rW3jRTwW159zxBW7_tcXL5HtchvMcCwJLsK8z_W5btrpP8qL25ZGKgN1mvKl-vl68pf3rHjJ204>

*Eqvista Real-Time Company Valuation
<https://d59XS104.na1.hs-sales-engage.com/Ctc/ZX+23284/d59XS104/Jll2-6qcW7Y8-PT6lZ3pwN4mFM7NpmQTBW1hfKRK4kl9zpW4WjQXH3CvbrbW38ywb27NffhYW6G1ggCBnmVg4W273w60339q5fW1MHqYL79sCVGW19DY5G2QdzRjW9lQ7Fb6pQH75N6Sp6VkRrRgR5jCtW255Jwt7ZyNYjW5e06Dy2QN1KxW2yXlRW7JQlPzW2v-_cR72xtpUMkg9yZqWby7W18TQVD22rsN7W7144wq7L_5zPW7Dgv6x3VSKPgW1dDFJ11TfWGwW7q7TNY3nqwHJW1Wxpn71-dV3WW1v8Py386Mx41W6Brg6V6z5R5DVqmczb3zMMVZf5D9t2804>*

Company Profile
Eqvista is a global valuation and corporate advisory firm providing professional services in business valuation, and equity management. We support a broad range of clients-from startups and growth-stage companies to mature private businesses-across industries, geographies, and stages of development. Our services are also relied upon by legal and financial advisors involved in complex valuation matters.

We perform business valuations for a variety of purposes, including financial reporting (ASC 718, ASC 805, ASC 820), tax compliance (e.g., IRC

409A, estate and gift), litigation support, and corporate transactions.

Our valuation team includes over 20 professionals holding recognized credentials such as the Certified Valuation Analyst (CVA) designation and the Chartered Financial Analyst (CFA®). Eqvista is certified by the National Association of Certified Valuators and Analysts (NACVA) and is also recognized as an Enrolled Agent (EA) with the Internal Revenue Service.

Collectively, we bring nearly 70 years of combined experience and conduct approximately 1,500 valuation engagements annually.

[4] 2026-08-26 00:20 — JUSTIN

Hi Candice, good to meet you.

Onboarding is complete. Ten documents are up across all eight categories.

Start with *Notes on Uploaded Materials*. It puts the corrections and context in one place, including the two below.

The option pool. We're adopting a 15% equity incentive plan. It's committed but not yet formally adopted, so it wouldn't appear in an outstanding-securities count:

- Issued and outstanding common: 4,900,000
- New pool, Class A: 864,706
- Fully diluted base: 5,764,706

The pool is 15% of fully diluted rather than of issued, so 4,900,000 divided by 0.85.

ARR. The roughly $89,000 I gave on the intro call is superseded. As of the August 24 valuation date it's $98,000.

Two other things worth knowing. The financial statements cover FY2025 and 2026 year to date through June 30, and our CPA circulated proposed adjustments on August 24 that we haven't accepted yet. One would remove a $40,000 intangible and the offsetting $40,000 related-party note from the balance sheet. I'll send the final reviewed set the moment it's issued.

And two slots are marked unavailable on purpose: there's no prior valuation because this is our first, and Julio advised projections aren't required, so I didn't send them. They exist if you want them.

Anything else you need, just say the word.

Justin

[5] 2026-08-26 12:37 — Candice Z [redacted]

Hi Justin,

Hope you are well! This is Candice from the valuation team at Eqvista. I will be handling the valuation of Kindora, PBC. It's a pleasure to e-meet you!

Once the materials and information are available, please kindly let us know and we will start reviewing them and proceed with the next steps of the valuation analysis accordingly.

Thank you very much for the help, and please feel free to reach out if you have any questions.
Best regards,
Candice Zhu
candice@eqvista.comeqvista.com <https://www.eqvista.com/>
<https://www.eqvista.com/>

\>
\>
\> On Wed, Aug 26, 2026 at 4:50 AM Julio Molina <julio@eqvista.com> wrote:
\>

>> Hi Justin,
>>
>>
>> Great, thanks for the additional context. We have received the completed
>> Engagement Letter and are looking forward to working with you.
>>
>>
>> We will actually begin the onboarding process directly in the Eqvista
>> platform:
>>
>>   -
>>
>>   You can *click here*
>>   <https://d59XSl04.na1.hs-sales-engage.com/Ctc/ZX+23284/d59XSl04/JkM2-6qcW6N1vHY6lZ3lrW6CmHJk5t-0zBW4R9qbj3Z9x-QN4NVgCLxNjdYWRggq-48vr1M4W3w_0c13kZlZ7W7PZY_l8jHGKYW4SrHFR8M-jnKW4WYqHV3JDKyXW7Vnc4c6JH9HtW1J2M0j6NmwD9N72K5YY7z4kWN1GHLnMyHR85W3Zl3d14hHFcjVG_pQR5Pb0K5W2BrX7K58x-ylWNKWJH4J5l4ZW3RRlzK43jG5NW2nkrJv4lFnJDW5V3_wp7sPxgFW8qU4jl7VYNhxW7rx33K-ZKlkW15WF6x1NVx1ff3jsL6C84>
>>   to log in to your existing Eqvista account
>>   -
>>
>>   Once you are logged in go to Documents > Start Onboarding - see
>>   screenshot below.
>>
>>
>> Please advise once the documents/information have been uploaded and our
>> team will begin the review.
>>
>>
>> Thank you, Justin!
>>
>>
>> Best,
>>
>>
>>
>> *Julio Molina*
>> Account Executive, Client Solutions
>> (415) 375-4963
>> Calendar
>> <https://d59XSl04.na1.hs-sales-engage.com/Ctc/ZX+23284/d59XSl04/JkM2-6qcW0N1vHY6lZ3kHW65CplD4cWcYlW10RsXF42Pg5rW2m3G1t3GBqy_W6Dx0wN2BYhjjW89H1lZ9gp_NcVpFn7234WGWvw9j-f3q23Rx2YW22W49d7Rw-7yW1xT_6R40TK-4N7Bvvvbdkzf2W2Pvtw63TtNG1W27lHF2BN8RS8W1QxLH88S47KHW2qFHkW6WcDrHVLLf771bgQpPN2cVGlVLnl5rW3jRTwW159zxBW7_tcXL5RtchvMcTwJLsK0z_W5btrpF8qL25ZGKgN1mvKl-vl68pf3rHjJ284>
>>
>>
>>
>> *Eqvista Real-Time Company Valuation
>> <https://d59XSl04.na1.hs-sales-engage.com/Ctc/ZX+23284/d59XSl04/Jll2-6qcW7Y8-PT6lZ3pwN4wFM7NpmQTBW1hfkRK4kl9zpW4WjQXH3CvbrbW38ywb27NffhYW6G1gqC0nmVg4W373wG0339q5fW1MHqYL79sCVGW19DY5G30dzRjW9lQ7Fb6pQH75N65p6VkRrRqR5jCtW255Jwz7ZyNYjW5e86Dy2QN1KxW2yXlRW7JQlPzW2v-_cR72xtpoMkg9yZqWbyJW18TQV022rsN7W7l44wq7L_6zPW7Dgv6x3V5KPgW1dDFJ11TfWGwW7q7TNY3nqwHJW1Wxpn71-dV38W1v8PyJ86Mx41W68rg6V6z5R5DVgmczb3zMRVZf5D9t2884>*
>>
>> *Company Profile*
>> Eqvista is a global valuation and corporate advisory firm providing
>> professional services in business valuation, and equity management. We
>> support a broad range of clients-from startups and growth-stage companies
>> to mature private businesses-across industries, geographies, and stages of
>> development. Our services are also relied upon by legal and financial
>> advisors involved in complex valuation matters.
>>
>> We perform business valuations for a variety of purposes, including
>> financial reporting (ASC 718, ASC 805, ASC 820), tax compliance (e.g., IRC
>> 409A, estate and gift), litigation support, and corporate transactions.
>>
>> Our valuation team includes over 20 professionals holding recognized
>> credentials such as the Certified Valuation Analyst (CVA) designation and
>> the Chartered

[6] 2026-08-26 16:42 — Candice [redacted]

Hi Justin,

Thanks for providing the initial documents.

```
We are in the process of reviewing the documents and will provide an update
shortly.

Additionally, could you kindly share the *financial projections* with us?
It will also help with our valuation analysis.

Thanks so much for your help!
Best regards,
Candice Zhu
candice@eqvista.comeqvista.com <https://www.eqvista.com/>
<https://www.eqvista.com/>
```

[7] 2026-08-27 22:00 — JUSTIN

```
Hi Candice, taking your three in order.

*1. Financial statements as of August 24, 2026.* We don't have a reviewed
set at that date. Our CPA's review period ends June 30, 2026, so what you
already have is the latest reviewed data: FY2025 ending December 31, 2025,
and interim through June 30, 2026. No August 24 close exists.

What I can give you is the specific movement between June 30 and the
valuation date, all verifiable against bank records:

   - Cash: *$22,937.42* at the August 24 close, across all Mercury
   accounts. Separately, *$10,067.73* was drawn on the Mercury credit line.
   - Founder note payable to Justin Steele: $26,000 at June 30, *$41,000*
   at August 24. Two advances in between, $5,000 posted July 22 and $10,000
   posted August 7.
   - Founder note payable to Karibu Nyaggah: *$27,213.54*, unchanged.
   - Asset purchase obligation to True Steele LLC: *$40,000*, unchanged.
   - Equity: the July 28, 2026 dual-class recapitalization, already
   reflected in the cap table I uploaded. No share issuances since.
   - Accrued interest: see item 3.

If you'd rather have an unreviewed August 24 balance sheet pulled straight
from QuickBooks, I can produce one. I'd flag that our raw QuickBooks
carries several presentation items our CPA is still adjusting, so it
wouldn't tie to the reviewed statements.

*2. Projections.* Attached is our five-year model, 2026 through 2030. It
covers revenue and operating lines. We don't maintain a projected balance
sheet, so that piece doesn't exist.

*3. Interest payable.* No, it does not include all accrued interest through
August 24. Of the three related-party obligations, only two bear interest:
Obligation Principal at 8/24/26 Rate Accrued interest
Founder note, Justin Steele $41,000.00 4% simple ~$935
Founder note, Karibu Nyaggah $27,213.54 4% simple ~$938
Asset purchase, True Steele LLC $40,000.00 none $0

The True Steele obligation carries no interest. Section 2.1(e) of that
asset purchase agreement provides that no interest is due on the purchase
price, and 12% simple begins only if it's unpaid at the outside date, which
is September 27, 2028.

The interest payable on the balance sheet you have is *$435*, which is
interest through December 31, 2025 only. We accrue annually at year end, so
roughly $1,400 of 2026 interest is not yet booked. Total accrued on both
notes through August 24 is approximately *$1,873*.

Those interest figures are my own calculation on the advance schedules.
Kamar Waite at RNB Capital is working the adjustments now, so the final
reviewed numbers may differ slightly.

Justin
```

[8] 2026-08-28 12:32 — Candice Z [redacted]

```
Hi Justin,

Thank you for uploading the documents and providing the initial
information. To complete the valuation, we kindly request the following
additional details:
```

1) Please kindly provide the *financial statements* (both the balance sheet and the income statement) *as of the valuation date (August 24, 2026)*.

2) Please kindly provide the* financial projections *for our valuation analysis.

3) Could you kindly confirm that the *interest payable amount* in the balance sheet includes all *accrued interest *for three related-party obligations *as of the valuation date (August 24, 2026)?*

Thanks so much for your help!
Best regards,
Candice Zhu
candice@eqvista.comeqvista.com <https://www.eqvista.com/>
<https://www.eqvista.com/>

[9] 2026-08-31 16:52 — Candice [redacted]

Hi Justin,

Thank you for your additional information and patience. We would like to share the preliminary valuation results below:

Comparable Companies

We have determined to use the Market Approach for this valuation. We selected companies within the Government and Not-For-Profit Industry Software and Enterprise Management Software industries. The selected companies are:

- Blackbaud, Inc.
- ZoomInfo Technologies Inc
- Clarivate PLC
- Intapp, Inc.
- HubSpot, Inc.
- Similarweb Ltd.

While we acknowledge certain differences between these companies and Kindora, we believe their financial information remains relevant and useful for comparing the company's performance and operations.

Valuation Results
Please find our preliminary findings below:

We adopted Next-Twelve-Month (NTM) sales as the valuation basis. This approach is forward-looking while remaining grounded, particularly as the Company is not projected to be profitable in the immediate future.

*The NTM sales of $1,176,667 were calculated based on your projections (2026 sales/12 * 4 + 2027 sales/12 * 8). Applying a median EV/S multiple of 2.30x, the indicated equity value is approximately $2.7M. *
[image: image.png]

By allocating the equity value across different equity classes, we estimate the value of the common stock per share to be $0.3734 after a 29.3% DLOM.
[image: image.png]

Additionally, since our valuation analysis currently relies substantially on the Company's projected revenue for 2026 and 2027, we would like to note that t*he year-to-date 2026 revenue has not yet shown a clear upward trend supporting the projected revenue ramp*. For 409A purposes, financial projections should be reasonable and supportable as of the valuation date, and the analysis should generally take a *prudent* *approach* when future growth remains uncertain. Accordingly, the current projections may be viewed as *somewhat* *aggressive* *and could result in a higher indicated valuation that may be more difficult to support. If management believes that a *more conservative forecast* would better reflect the Company's current performance, execution risks, and expected growth,* please feel free to **revise the projections*, and we will incorporate the updated forecast into our analysis.

Please let us know if you have any questions, or if we may proceed with issuing the draft valuation report. Thanks!
Best regards,

```
Candice Zhu
candice@eqvista.comeqvista.com <https://www.eqvista.com/>
<https://www.eqvista.com/>
```

[10] [R] 2026-09-02 08:39 — JUSTIN

```
Hi Candice,

I'm replacing the projections I sent on August 27. That file was not the
company's operative forecast. It did not match our bottom-up operating
model, which is also the basis we are using for the Form C for our
September offering. The attached file is management's base-case forecast as
of the August 24 valuation date, in PDF and Excel, and the assumptions are
listed in it.

For the record, a few representations:

1. The attached file supersedes the August 27 file, which should not be
relied on.
2. The replacement is made to align the valuation materials with
management's operative forecast and the Form C basis, so that the valuation
and the offering rest on one set of numbers.
3. No other inputs have changed from my August 27 update: cash at August 24
remains $22,937.42; the founder notes remain $41,000 and $27,213.54; the
True Steele obligation remains $40,000; accrued interest remains
approximately $1,873, subject to the CPA's final adjustments. The SAFE, the
15% pool and the cap table are as previously provided.
4. The recurring ARR of $98,050 at August 24 counts only paid subscriptions
and signed contracts. Verbal opportunities appear only in the forecast,
with the weighting shown in the assumptions.
5. The hiring plan in the forecast is contingent on the community round
closing; if it does not close on the modeled timetable, those hires and
that spend are deferred.

Two requests. Please confirm in writing that the August 27 projections will
not be relied on in the report, and that no draft, analysis or report
incorporating them has been circulated, internally or externally, other
than your August 31 preliminary email. And if anything else in the input
pack should be refreshed before you issue the draft, tell me and I'll turn
it around the same day.

Justin
```

[11] [R] 2026-09-02 21:33 — JUSTIN

```
Hi Candice,

Thank you for confirming the August 27 file is out of the analysis. Please
proceed with the draft report.

One note for the record on the forecast you're now using. The base case is
management's expected outcome as of August 24, and its operating expenses
assume the community round closes in November 2026. If that financing
doesn't close on that timetable, the associated hires and spend are
deferred, and revenue would track closer to the downside column in the file.

Two questions on the draft.

First, will the report state the DLOM methodology and the inputs behind the
29.3%? Our counsel will want to see how it was derived.

Second, the company has two classes of common stock with identical
economics and different voting rights, plus an unadopted 15% option pool.
Could you confirm how the allocation treats them, and whether any discount
was applied to the non-voting-control class?

Otherwise we're aligned and ready for the draft.

Justin
```

[12] 2026-09-03 10:38 — Candice Zh [redacted]

```
Hi Justin,
```

Thanks for your detailed projections. We confirm that the attached management base-case forecast, dated as of the August 24 valuation date, supersedes the projections provided on August 27. We will not rely on or incorporate the August 27 projections into the valuation report. We will use the replacement forecast as the operative forecast for our analysis so that the valuation materials align with management's bottom-up operating model and the basis being used for the September Form C offering. We have revisited the preliminary valuation result based on your updated projections:

*The NTM sales of $307,822 were calculated based on your projections (2026.09-2027.08** sales). Applying a median EV/S multiple of 2.30x, the indicated equity value is approximately $645k. *
[image: image.png]

By allocating the equity value across different equity classes, we estimate the value of the common stock per share to be $0.00 after a 29.3% DLOM.
[image: image.png]

Please let us know if you have any questions, or if we can proceed with the draft report. Thanks!
Best regards,
Candice Zhu
candice@eqvista.comeqvista.com <https://www.eqvista.com/>
<https://www.eqvista.com/>

[13] 2026-09-03 15:06 — Candice Zh [redacted]

Hi Justin,

Thank you for highlighting the financing assumption underlying the projections. Generally, when a company is not experiencing material operating difficulties and there is no specific evidence that the downside scenario is more likely, we consider management's normal-course base case the more appropriate forecast.

Regarding the DLOM, the draft report will describe the methodology and supporting inputs. In brief, the 29.3% DLOM is the average of the Chaffe protective-put result (approximately 33.6%) and the Finnerty result (approximately 24.9%). The draft report will present the detailed input support.

For the allocation, Class A and Class B Common Stock have identical economic rights and therefore participate in the waterfall on the same basis and receive the same per-share allocation. For clarity, however, the report will present them separately as Class A Common Stock and Class B Common Stock. No separate discount for lack of control or other adjustment was applied to Class A based on its lower voting power, because the difference in voting rights does not affect the two classes' economic participation or entitlement to distributions. The 29.3% DLOM is applied consistently.

As a 409A valuation is generally intended to remain effective for up to 12 months, absent a material event, the fully diluted capitalization used in the allocation includes the issued and outstanding shares plus the 172,941 options management expects to grant during the following 12 months, rather than the entire proposed option pool. The full unissued option pool was nevertheless taken into account when determining the SAFE conversion economics, consistent with the SAFE's capitalization provisions.

We would like to share the draft report with you in 1-2 business days.

Thanks so much for your help!
Best regards,
Candice Zhu
candice@eqvista.comeqvista.com <https://www.eqvista.com/>
<https://www.eqvista.com/>

[14] 2026-09-03 23:30 — JUSTIN

Hi Candice,

Thank you, the draft looks good. Three questions before you finalize.

1. The report attributes a five-year time to exit to the Company's advice, in both the DLOM term and the allocation. I don't have a record of giving you that figure. Can you tell me where it came from so I can confirm it or correct it?

2. Exhibit 2 totals 5,172,090 shares and Exhibit 3 totals 5,135,441. The difference is the 36,649 SAFE shares. Is Exhibit 3 meant to exclude the SAFE, and if so, should its "Fully Diluted" column be labelled differently?

3. Exhibit 2 gives a per-share fair market value for Class A but leaves Class B blank. You confirmed both classes take the same per-share allocation. Can the report state the Class B figure?

Justin

[15] 2026-09-04 09:31 — Candice [redacted]

Hi Justin,

Thank you for your patience. We have finished the Draft Valuation report of the company, please see the attached below.

Please let us know if you have any questions, or if we can proceed with the final report. Thanks!
Best regards,
Candice Zhu
candice@eqvista.comeqvista.com <https://www.eqvista.com/>
<https://www.eqvista.com/>

[16] 2026-09-04 15:37 — Candice [redacted]

Hi Justin,

Thank you very much for your careful review and for flagging these points. Please see our responses below.

1. Five-year time to exit

You are correct that the five-year period was not provided by the Company. In the absence of a Company-specific estimate or preference regarding the expected timing of a liquidity event, we applied a five-year term as a modeling assumption required for both the DLOM analysis and the OPM allocation.

The references in the previous draft attributing the five-year term to the Company's advice were therefore inaccurate, and we apologize for the mischaracterization. We have revised the report to clarify that the five-year term was adopted as a valuation assumption rather than based on Company guidance.

2. SAFE shares and Exhibit 3

Yes, the 36,649 shares associated with the SAFE were intentionally excluded from Exhibit 3 because the SAFE had not converted as of the Valuation Date. Exhibit 3 is intended to present the capitalization basis used as of the Valuation Date, together with the Class A options expected to be granted during the following 12 months. The planned options therefore represent the anticipated grants during the period for which the 409A valuation is intended to support option issuances (12 months), rather than the Company's entire authorized ESOP pool. Exhibit 2 and the OPM waterfall, by contrast, model a hypothetical future liquidity event. Accordingly, the SAFE is included as a separate security in the allocation analysis, using its conversion economics and, where applicable, its as-converted share equivalent.

We have added a clarifying note to specify that the percentages are based on the Valuation Date capitalization plus the planned 12-month option grants, excluding the assumed conversion of the SAFE.

3. Class B per-share value

Yes. Because Class A and Class B Common Stock receive the same per-share allocation, we have updated both Exhibit 2 and the corresponding table in Appendix 3 to present the Class B figures.

```
Please see the updated draft report attached, which reflects these
revisions. Please let us know if you have any questions, or if we can
proceed with the final report. Thanks!
Best regards,
Candice Zhu
candice@eqvista.comeqvista.com <https://www.eqvista.com/>
<https://www.eqvista.com/>
```

[17] 2026-09-05 12:04 — JUSTIN

```
Hi Candice,

Thank you, all three are addressed. The five-year term now reads as a valuation assumption, Exhibit 3 carries the basis note, and
Class B shows the per-share figure in both tables.

Please proceed with the final report. When do you expect to issue it? Our counsel is holding the grant paperwork until it lands.

Justin
```

[18] 2026-09-07 09:49 — Candice [redacted]

```
Hi Justin,

Thank you for your confirmation.

Please see the attached signed final report.

Hope the best for you and the Company!


Best regards,
Candice Zhu
candice@eqvista.comeqvista.com <https://www.eqvista.com/>
<https://www.eqvista.com/>
```

---

150. The Google fund, and what I built instead

Opened: 2026-08-24 19:53 · **Messa es:** 1 1 outbound) · **EXTERNAL** · **LEGEND PRESENT**
External partici [redacted]

[1] [RL] 2026-08-24 19:53 — JUSTIN

```
Hi Melissa, I hope you're well. I imagine you just wrapped a Martha's
Vineyard run. Hope it was a good one.

I read your piece on the introduction economy and why the warm intro fails
New Majority founders. You wrote it about founders. After I left Google, I
built Kindora <https://www.kindora.co/en> on the same problem for social
sector orgs, where proximity to the problem is almost never proximity to
the money.

You'll remember the fund we spent months pitching at Google. The CFO
wouldn't put Google.org money into social enterprise investments, and she
wasn't going to hand Google's capital to an outside manager. I learned that
a mission that lives inside someone else's structure is only as safe as
that structure's incentives. So this time I built the structure first.

Kindora is an AI fundraising platform for the social sector, and a public
benefit corporation with the mission in the charter. 2,066 nonprofits are
on it, ~$88K ARR run-rate. One year old. Two funders have signed contracts
buying seats for their grantees, and a third bought one through self-serve
checkout this month. The pipeline is brimming with big names (Omidyar,
Gates, San Francisco Foundation).

And I'm running your playbook. Your solo founder's guide to $1M ARR is
close to my operating manual. I dusted off my engineering degree and coded
the platform myself, no engineering hires, agents doing the work of a team,
fractional talent where I need hands, referral fees instead of a sales org.
$482 on paid ads, total.

I'm raising a community round on Wefunder, public September 16. A SAFE
paired with a capped revenue share, and a $100 minimum so the nonprofits we
```

serve can own a piece. wefunder.com/kindora (pitch deck, memo, investment details, etc.)

What I'd value most is your read on how I'm putting it all together. Do you find it compelling? What questions does it raise for you? I know your venture firm is more institutional VC, and we're not targeting institutional VC yet, but I am interested in aligned angel investors and the crowd.

Up for a chat, or even just shooting over a few thoughts over email?

Justin

Kindora is testing the waters under Regulation Crowdfunding. No money is being solicited or accepted, and no investment can be made until a Form C is filed with the SEC.

---

151. The SAFE conversation from May

Opened: 2026-08-24 22:26 · **Messages:** 1 (1 outbound) · **EXTERNAL** · **LEGEND PRESENT**
External participants: [redacted]

[1] [RL] 2026-08-24 22:26 — JUSTIN

Hi Heather, hope you're well.

When we talked at the AWS accelerator in May, you mentioned Village Capital might be moving further into startup capital, SAFEs and the like. Curious if that is still a direction of travel for you all.

Kindora has grown to 2,100+ nonprofits and an ~$88K ARR run-rate since we met. Two funders have signed contracts buying seats for their grantees, and a third bought one through self-serve checkout this month.

I'm raising a community round that goes public September 16. A standard post-money SAFE paired with a capped revenue share, a PRI lane for foundations, and a $100 minimum so the social sector we serve can own a piece. wefunder.com/kindora

You've written about impact entrepreneurs getting pushed into a one-size-fits-all VC model that doesn't fit their mission. This is my attempt at the alternative, built and running rather than theoretical.

Is this something Village Capital would look at? And if it isn't, I'd value your read on the structure either way, either through a chat or your thoughts over email if your schedule is jammed up.

Thanks Heather!

Justin

Kindora is testing the waters under Regulation Crowdfunding. No money is being solicited or accepted, and no investment can be made until a Form C is filed with the SEC.

---

152. Kindora is raising, and I want you in first

Opened: 2026-08-25 12:38 · **Messages:** 2 (2 outbound) · **EXTERNAL** · **LEGEND PRESENT**
External particip[redacted]

[1] 2026-08-25 12:[redacted] **—**

This note is best viewed in HTML.

[2] [RL] 2026-09-03 16:08 — JUSTIN

Hey Tamara,

Following up on this, and with a better reason than a nudge.

I was digging through old email and found Ted Chang's note from January 2009 to the VCO team, you and me and Karibu and Jeanine and Faya, about presenting the Heart Change Fellowship work. He called it "our winning project." Made me smile.

Karibu and I are teamed up again on this one. Jeanine is already in on the raise, Faya is considering it, and I just wrote Ted. That's most of the gang, and it would mean a lot to have you in it too, at any level.

It's a nonbinding reservation until we file the Form C with the SEC, starting at $100, and Wefunder handles it from there: wefunder.com/kindora. The terms and the honest risks are all on that page.

And if it isn't right for you, genuinely no explanation needed.

Justin

Kindora is "testing the waters" to gauge interest in a potential future offering under Regulation Crowdfunding. No money or other consideration is being solicited, and if sent in response, it will not be accepted. No offer to buy securities can be accepted, and no part of any purchase price will be received, until an offering statement (Form C) is filed with the SEC, and then only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

---

153. The three questions you left me with

Opened: 2026-08-25 14:50 · **Messages:** 1 (1 outbound) · **EXTERNAL** · **NO LEGEND IN THREAD**
External particip [redacted]

[1] [R] 2026-08-25 14:50 — JUSTIN

Hi Greg,

You left me with some great questions yesterday around market sizing, where my conviction lands, and defensibility as an AI business. I did a rev on the pitch deck and wanted to share it.

Sizing and conviction, together. The deck now names the horse race (thank you for that framing) and sizes only the lines we're actually running. Three lines to $10M, funder-pays ahead. Two hundred foundation contracts at a $25K average is $5M of ARR and puts us in front of roughly 10,000 nonprofits. The floor is on the same slide: even the slowest line, 1% of the priced-out segment, is about $10.6M. We have a full day session with the Deloitte pro-bono team tomorrow, so I'm excited to see where they push us on the three lines.

Defensibility. It isn't the search, which is commoditizing. It's the live data layer, 260K+ foundations, 9.6M grant records, 55K+ open opportunities, re-crawled on a rolling schedule. On top of that sits application-outcome and relationship data that accrues per organization and exists in no public filing.

Everything lives here: wefunder.com/kindora. Updated deck and the full memo. I also attached the deck if that's easier. We open publicly September 16.

And yes on customers. Send them whenever.

Once you've read it, I'm here for any feedback. I'd love to know where you land.

Justin

---

154. Q

Opened: 20 [redacted] AL · **LEGEND PRESENT**
External pa [redacted]

[1] 2026-08- [redacted]

Hey Justin

Really glad to hear that you've been close with Mark on this already. I was hoping that was the case as I'd like to talk with him about it. And I'm happy to nudge him. I've been doing that for years, as he has been nudging me. He is motion at the moment and we've been exchanging texts as we move around the world: he's just got back from Scotland, I'm in the Philippines at the moment. We've planned a call for the next day when neither of us will be traveling, which is next Tuesday. I will nudge him then.

I have three sets of questions, which might be best addressed in a phone call, or just in the update that you send out. None of these are urgent.

1) Strategic questions, more to be provocative than to raise deal-blocking concerns.

a) Does Kindora help philanthropists with their affiliation needs as well as their information needs? I've seen a number of ideas over the years to help funders make better informed decisions, like GEXSI. There has been an alphabet soup of attempts, nearly all of which have failed. The rise of EA may have created a better appetite for info, and AI may offer better info. But having worked with philanthropists for years I"m struck by how many of them what to meet wiht other philanthropists and know what they are doing.

b) How defensible is the moat? Competitors will arise. The best defence may simply be to move fast and build up a base, and then use that to create FOMO among the funders who have yet to sign.

c) Does this work with government grants?

d) Does this work outside the US?

e) What happens to the sector if this really catches on? We're seeing the effect of AI on things like people filing grievances and overwhelming tribuals, etc. What happens to funders when they are faced with very well prepared and focused opportunities coming at them. I'd like to think that they make better investments. But if they feel overwhelmed do they retreat more into their world of the wealthy willing?

2) Financial question

a) I'm struggling to understand your revenue model, and how it scales to a point where Kindora is the central "utility" of social impact.

3) Investment

a) I think I understand the SAFE, but am not sure after reading your papers a couple of times. Key questions for me is how my $ become shares. For example, if I were to invest $10k would I end up with 0.1% of Kindora once the investment round is done?

I suspect these are questions that others have raised, which is why I asked about a Zoom call. I'll read all of your updates and FAQs. And I'm happy to chat on the phone some time, too.

Cheers

Jon
Jon Huggett
+1-415-465-2700
+44-7952-780688
www.huggett.com <file:///www.huggett.com>

Enjoy my publications:

How to Sabotage Your Board <https://sloanreview.mit.edu/article/how-to-sabotage-your-board/>
Leading Boards in a Virtual World <https://ssir.org/articles/entry/leading_boards_in_a_virtual_world/>
How to be a Super Board Chair <https://ssir.org/articles/entry/how_to_be_a_super_board_chair/>

> On Aug 25, 2026, at 14:23, Justin Steele <justin@kindora.co> wrote:
>
> Hey Jon,
>
> Thrilled to have you in, and I love your line for the Covenant. Well said.
>
> On Mark: we got to spend some extended time together at the Good Tech summit in Sundance this July. Since then he's given me some of the sharpest investor feedback I've gotten on this raise, and it made the round genuinely better. He's been exploring com

[2] [RL] 2026-08-28 00:43 — JUSTIN

Hi Jon, love these questions! Also more than happy to jump on a call and
keep talking if you'd like. I'm sure it would be generative and I'd love to
hear your ideas. Here's my cal if you'd ever like to grab time.

https://calendly.com/justin-kindora/justin-meet

Answering in order.

1a. Affiliation. Kindora doesn't do donor-to-donor affiliation today. You're pointing at the hardest part, and, like you, I watched plenty of funder-information tools get built and ignored during my ten years at Google.org.

So rather than build a new funder network, we're starting inside one that works. We were selected for the Gates Foundation's AI for Giving Grand Challenge cohort and are in final diligence now. The project we created is called Trust Match, led by Kindora with the Center for Trust and Transformation and Forward Global, the 300+ member community spun out of the Rockefeller Foundation in 1995 whose members deploy more than $1B a year. Mark is a member and active in it (maybe you are as well?).

Trust Match builds profiles in both directions, and no introduction happens without a verified trust-based connection (defined broadly) and consent from both sides. No connection, no match. A bit like a dating app (not that I'd know, Sally and I have been married for 21 years!). That's donor-to-nonprofit matching inside a donor community, not donors meeting each other, the community is Forward Global's rather than ours, and the grant isn't contracted yet. But it's where the funder side starts for us. I'm open to it growing into something more communal over time. My heart is always with building community.

1b. The moat. Today it's data and speed, as you alluded to. Working solo (with a little help from AWS along the way), I built the live data layer in about six months: 261,000 foundations, 9.0M grant records, 55,000 open opportunities. We price five to ten times below the incumbents and are still profitable, because two co-founders and no employees is a different cost structure.

You're right that this narrows over time, and right that the answer is to move fast and build the base. So we're building distribution, switching costs, and proprietary data. For example, when an organization drafts an application with us and then tells us whether it was funded or declined, we learn what wins, where, and why. That's in no public filing and is hard to replicate. In the age of AI, the moat isn't data. It's proprietary data. That combined with the stickiness of tech inside nonprofits—which have little incentive to switch—I think we build a very durable moat.

1c. Government grants. Yes. Federal plus 40 states and DC, refreshed daily. 2,647 open right now, 1,415 federal and 1,232 state. US only so far.

1d. Outside the US. Yes. On grantmakers: Germany is our largest non-US collection at about 11,500, then Canada 11,300, Australia 6,000, Spain 5,700, the UK 3,500, Switzerland 2,200, the Netherlands 1,400, then France, Norway, Italy and Sweden. We also hold a lot of operating charities that aren't funders at all, about 73,000 in Canada alone from the T3010 filings, useful for other things but not grant sources. Nearly all of Australia landed in the last two months, with about 1,000 open opportunities there. Africa and Asia are genuinely early: roughly 170 funders across twelve countries, led by India, Japan, South Africa, Indonesia and the Philippines. If you have recommendations about where to lo

[3] 2026-08-29 19:00 — Jon [redacted]

Hi Justin

Thank for the very thorough response.

I've put some thoughts below in line.

And I've booked a call for us to talk on Wednesday. Look forward to talking then.

Cheers

Jon

Jon Huggett
+1-415-465-2700
+44-7952-780688
www.huggett.com <file:///www.huggett.com>

```
Enjoy my publications:

How to Sabotage Your Board <https://sloanreview.mit.edu/article/how-to-sabotage-your-board/>
Leading Boards in a Virtual World <https://ssir.org/articles/entry/leading_boards_in_a_virtual_world/>
How to be a Super Board Chair <https://ssir.org/articles/entry/how_to_be_a_super_board_chair/>




> On Aug 28, 2026, at 08:43, Justin Steele <justin@kindora.co> wrote:
>
> Hi Jon, love these questions! Also more than happy to jump on a call and keep talking if you'd like. I'm sure it would be generative and I'd love to hear your ideas. Here's my cal if you'd ever like to grab time.
>
> https://calendly.com/justin-kindora/justin-meet
>

Thank you.  Call booked!

>
> Answering in order.
>
> 1a. Affiliation. Kindora doesn't do donor-to-donor affiliation today. You're pointing at the hardest part, and, like you, I watched plenty of funder-information tools get built and ignored during my ten years at Google.org.
>
> So rather than build a new funder network, we're starting inside one that works.
>
Great place to start

> We were selected for the Gates Foundation's AI for Giving Grand Challenge cohort and are in final diligence now. The project we created is called Trust Match, led by Kindora with the Center for Trust and Transformation and Forward Global, the 380+ member community spun out of the Rockefeller Foundation in 1995 whose members deploy more than $1B a year. Mark is a member and active in it (maybe you are as well?).
>
I know Forward Global, and knew them in their previous incarnation, TPW, and the one before that, too.  I've presented at one of their conferences with Mark, but am not a member.

> Trust Match builds profiles in both directions, and no introduction happens without a verified trust-based connection (defined broadly) and consent from both sides. No connection, no match. A bit like a dating app (not that I'd know, Sally and I have been married for 21 years!). That's donor-to-nonprofit matching inside a donor community, not donors meeting each other, the community is Forward Global's rather than ours, and the grant isn't contracted yet. But it's where the funder side starts for us. I'm open to it growing into something more communal over time. My heart is always with building community.
>
I think there is value in trying to foster community among philanthropists as they look for it and use for making decisions.  I tried to do this when I was chair of the Social Innovation Exchange.  I did a chunk of research on this about eight years ago and exchanged notes with Susan Wolf-Ditkoff at Bridgespan who was doing the same.  My work was proprietary and not published. The Bridgespan was published, but the report cut out a lot of findings such as the one that funders like meeting other funders, even if it does not help then deliver more impact.  This was the time when there was a couple of books that were very critical of philanthropy and "philanthropcapitalism".  Funders are social creatures, too, with feelings.  And they will gauge themselves against who they see as their peers.

As a side point I think that this is critical in what people see as "ethical" activities.
```

---

155. Kindora is raising, and I want you in first

Opened: 2026-08-26 22:20 · **Messages:** 2 (1 outbound) · **EXTERNAL** · **LEGEND PRESENT**
External particip [redacted]

[1] [RL] 2026-08-26 22:20 — JUSTIN

```
Hi John,

Separate note from the Play thing.

You've been talking Kindora up to people for months, and you're a
subscriber. That's meant a lot. Wanted to invite you into the next chapter.

It's working. Two thousand orgs on it now, doubling about every 90 days,
and Anthropic made us a featured partner
<https://claude.com/customers/kindora>. Time to raise so I can hire a team.
Before the round opens to the public in September, I'm inviting a hundred
people who built this sector to invest first. We're calling them the
Kinfolk of Kindora. You're one of them.
```

```
You're building an AI company for the same reasons I am. I would be honored
to have you on the cap table, and the amount matters a lot less to me than
your name being on it.

Kindora is a for-profit public benefit corporation, and this is a real,
high-risk investment, not a donation. It's a crowd raise on purpose, so
anyone can participate. Reservations are nonbinding and start at $100, and
at any size you come in on the same economics as our biggest investors.
Terms and honest risks are laid out at wefunder.com/kindora.

If it isn't right for you, no explanation needed.

Justin

P.S. Whether you invest or not, I'd love one sentence from you to help
shape the Family Covenant the first hundred will publish together: AI in
the social sector should never ______. It should always ______.

Kindora is "testing the waters" to gauge interest in a potential future
offering under Regulation Crowdfunding. No money or other consideration is
being solicited, and if sent in response, it will not be accepted. No offer
to buy securities can be accepted, and no part of any purchase price will
be received, until an offering statement (Form C) is filed with the SEC,
and then only through Wefunder's platform. Any indication of interest
involves no obligation or commitment of any kind.
```

[2] 2026-08-27 11:55 — John Pas [redacted]

```
Let me think about how I can be helpful and who else would support - happy write a sentence as well

John

From: Justin Steele <justin@truesteele.com>
Date: Thursday, August 27, 2026 at 1:20 AM
To: John Pasmore <john@latimer.ai>
Subject: Kindora is raising, and I want you in first


Hi John,

Separate note from the Play thing.

You've been talking Kindora up to people for months, and you're a subscriber. That's meant a lot. Wanted to invite you into the
next chapter.

It's working. Two thousand orgs on it now, doubling about every 90 days, and Anthropic made us a featured
partner<https://claude.com/customers/kindora>. Time to raise so I can hire a team. Before the round opens to the public in
September, I'm inviting a hundred people who built this sector to invest first. We're calling them the Kinfolk of Kindora. You're
one of them.

You're building an AI company for the same reasons I am. I would be honored to have you on the cap table, and the amount matters a
lot less to me than your name being on it.

Kindora is a for-profit public benefit corporation, and this is a real, high-risk investment, not a donation. It's a crowd raise
on purpose, so anyone can participate. Reservations are nonbinding and start at $100, and at any size you come in on the same
economics as our biggest investors. Terms and honest risks are laid out at wefunder.com/kindora<https://wefunder.com/kindora>.

If it isn't right for you, no explanation needed.

Justin

P.S. Whether you invest or not, I'd love one sentence from you to help shape the Family Covenant the first hundred will publish
together: AI in the social sector should never ______. It should always ______.

Kindora is "testing the waters" to gauge interest in a potential future offering under Regulation Crowdfunding. No money or other
consideration is being solicited, and if sent in response, it will not be accepted. No offer to buy securities can be accepted,
and no part of any purchase price will be received, until an offering statement (Form C) is filed with the SEC, and then only
through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.
```

---

156. Kindora is raising, and I want you in first

Opened: 2026-08-27 18:34 · **Messages:** 3 (2 outbound) · **EXTERNAL** · **LEGEND PRESENT**
External participants [redacted]

[1] 2026-08-27 18:34 — JUSTIN

```
This note is best viewed in HTML.
```

[2] 2026-08-28 15:10 — Jenny Flor [redacted]

```
Hi Justin,

Yes, I am sorry to miss the camping trip.  I have to help my mom out and my
sister, who I would normally negotiate to step in, has plans to be out of
town for the holiday weekend. So, I'll have to make it out for a future
trip.

As for your request, I love what you are building and while I don't have
too much discretionary money right now as an entrepreneur who is
self-funding a lot of what I am building, I will make a small investment
because I believe in you and in the importance of having Kindora in the
market. We need Kindora! I'm also going to use the platform to find
potential funders for AMH. It's a huge lift to raise right now if you are
working to solve real problems for diverse communities.  I am seeing many
organizations who proudly did the work for women and BIPOC people for many
years, start to tone down the message and talk about their programs being
for all the people and no preference given to the folks they really
intended to serve.  I get it-- they need to raise money, but WTF?

I've decided to not stop what I set out to do and just freaking build the
best in class products the market needs and be the entrepreneur I wish I
saw more of when I was in the investor seat.  We are who the world has been
waiting for.  Let's go!

Sending lots of love and support your way,
Jenny
```

[3] [RL] 2026-09-01 01:29 — JUSTIN

```
Hey Jenny, thank you. Totally hear you. This boostrapped founder life is no
joke. But like you said, we gotta go build the thing others are unable or
afraid to build.

And yes, use Kindora for AMH. Tell me what's not working when you're in
there. I've been using it for investor research for Kindora. It has social
enterprise investors in addition to grants. If you sign up, tell me, and I
can help seed your account and drop some extra credits in there.

Justin

*Kindora is "testing the waters" to gauge interest in a potential future
offering under Regulation Crowdfunding. No money or other consideration is
being solicited, and if sent in response, it will not be accepted. No offer
to buy securities can be accepted, and no part of any purchase price will
be received, until an offering statement (Form C) is filed with the SEC,
and then only through Wefunder's platform. Any indication of interest
involves no obligation or commitment of any kind.*
```

---

157. A hundred people, and I want you to be one

Opened: 2026-[redacted] outbound) · **EXTERNAL** · **LEGEND PRESENT**
External partic[redacted]

[1] [RL] 2026-08-27 23:47 — JUSTIN

```
Hi Omar,

It's been a long time since collaborating around VPP/Year Up and
Greenlight/Google. Saw you're teaching donor advised fund concepts now and
are an active impact investor, which is partly what made me want to write.

Since Google, I've been building Kindora, the AI that helps social sector
orgs get funded. Two thousand nonprofits are on it, doubling about every 90
days, and Anthropic made us a featured partner. I've funded it mostly out
of my own savings [redacted] e so I can hire a team.
```

```
Before the round goes public in September, I'm inviting a hundred people to
come in first. People I've built alongside or admired in this sector. We're
calling them the Kinfolk of Kindora, and I'd like you to be one of them,
because you have spent your whole career on the question of where this
sector's capital actually goes.

It's a real, high-risk investment in a public benefit corporation, not a
donation. The entry point is a nonbinding reservation starting at $100, and
at any size you're on the same economics as our biggest investors. Terms
and honest risks in full at wefunder.com/kindora.

And since donor advised funds are your daily work now: there's a way to
invest through one. If that's interesting, either for you or for the donors
you advise, I'd genuinely value your read on how we've set it up.

Justin

*Kindora is "testing the waters" to gauge interest in a potential future
offering under Regulation Crowdfunding. No money or other consideration is
being solicited, and if sent in response, it will not be accepted. No offer
to buy securities can be accepted, and no part of any purchase price will
be received, until an offering statement (Form C) is filed with the SEC,
and then only through Wefunder's platform. Any indication of interest
involves no obligation or commitment of any kind.*
```

[2] 2026-08-29 00:14 — Mail Delivery Subsystem <mailer-daemon@googlemail.com>

```
** Delivery incomplete **

There was a temporary problem delivering your message to omar.w@26north.org. Gmail will retry for 47 more hours. You'll be
notified if the delivery fails permanently.



The response was:

DNS Error: DNS type 'mx' lookup of 26north.org responded with code NOERROR
DNS type 'aaaa' lookup of 26north-org.mail.protection.outlook.com. responded with code NXDOMAIN
DNS type 'a' lookup of 26north-org.mail.protection.outlook.com. responded with code NXDOMAIN
Final-Recipient: rfc822; omar.w@26north.org
Action: delayed
Status: 4.4.3
Diagnostic-Code: smtp; DNS Error: DNS type 'mx' lookup of 26north.org responded with code NOERROR
 DNS type 'aaaa' lookup of 26north-org.mail.protection.outlook.com. responded with code NXDOMAIN
 DNS type 'a' lookup of 26north-org.mail.protection.outlook.com. responded with code NXDOMAIN
Last-Attempt-Date: Sat, 29 Aug 2026 00:14:56 -0700 (PDT)
Will-Retry-Until: Sun, 30 Aug 2026 23:47:37 -0700 (PDT)
```

[3] 2026-08-30 01:17 — Mail Delivery Subsystem [redacted]

```
** Delivery incomplete **

There was a temporary problem delivering your message to omar.w@26north.org. Gmail will retry for 22 more hours. You'll be
notified if the delivery fails permanently.



The response was:

DNS Error: DNS type 'mx' lookup of 26north.org responded with code NOERROR
DNS type 'aaaa' lookup of 26north-org.mail.protection.outlook.com. responded with code NXDOMAIN
DNS type 'a' lookup of 26north-org.mail.protection.outlook.com. responded with code NXDOMAIN
Final-Recipient: rfc822; omar.w@26north.org
Action: delayed
Status: 4.4.3
Diagnostic-Code: smtp; DNS Error: DNS type 'mx' lookup of 26north.org responded with code NOERROR
 DNS type 'aaaa' lookup of 26north-org.mail.protection.outlook.com. responded with code NXDOMAIN
 DNS type 'a' lookup of 26north-org.mail.protection.outlook.com. responded with code NXDOMAIN
Last-Attempt-Date: Sun, 30 Aug 2026 01:17:16 -0700 (PDT)
Will-Retry-Until: Sun, 30 Aug 2026 23:47:37 -0700 (PDT)
```

[4] 2026-08-31 03:04 — Mail Delivery Subsys [redacted]

```
** Message not delivered **

There was a problem delivering your message to omar.w@26north.org. See the technical details below.



The response was:

DNS Error: DNS type 'mx' lookup of 26north.org responded with code NOERROR
DNS type 'aaaa' lookup of 26north-org.mail.protection.outlook.com. responded with code NXDOMAIN
DNS type 'a' lookup of 26north-org.mail.protection.outlook.com. responded with code NXDOMAIN
Final-Recipient: rfc822; omar.w@26north.org
Action: failed
Status: 4.4.3
Diagnostic-Code: smtp; DNS Error: DNS type 'mx' lookup of 26north.org responded with code NOERROR
 DNS type 'aaaa' lookup of 26north-org.mail.protection.outlook.com. responded with code NXDOMAIN
 DNS type 'a' lookup of 26north-org.mail.protection.outlook.com. responded with code NXDOMAIN
Last-Attempt-Date: Mon, 31 Aug 2026 03:04:00 -0700 (PDT)
```

---

158. You've been selected for the Liberated Futures Impact Fund

Opened: 2026-08-28 0[redacted]

```
Hi Justin,

You have been selected to receive investment from the Liberated Futures
Impact Fund. We are providing funding based on the terms you shared with us.

Two quick things before funds move:


   -

   Confirm the terms on your profile are still accurate. If the amount,
   timing, or structure has shifted, update those terms on your Blueprint
   profile and we will use the updated numbers.
   -

   Confirm payment details. Update payment information on Blueprint so the
   disbursement reaches the right account.
   -

   Confirm which Blueprint link you want shared in our efforts to solicit
   matching and follow on investments from our other capital partners. You
   have three options; let us know if you need support deciding which link is
   best to share.



   -

   Blueprint Public Profile that lists all of your capital needs and
   projects
   -

   Blueprint Project Page which links only to the specific fund or venture
   you are seeking funds for.
   -

   Blueprint Opportunity Page which is like a project page but provides
   more details about the investment opportunity and direct links to your data
   room.


Once we hear back, we will send an agreement for signature!

We will continue to actively promote all the grantees of the Liberated
Futures Fund and the investees in the Liberated Futures Impact Fund for
matching grants and follow-on investments. We want to partner with you so
that these funds help inspire others to direct resources to your important
```

```
work.


In solidarity,

The Liberated Futures Team

Taj from Full Spectrum Impact Fund <https://www.fullspectrumadvisors.com/>
& Felipe from Blueprint Collaborative <https://blueprintcollaborative.org/>
```

[2] [R] 2026-08-31 18:26 — JUSTIN

```
Felipe, Taj,

This is great news. Thank you both.

A few questions.

I don't think I ever set up a Blueprint profile. Can you send me the link
to what's there, so I can see which terms you're working from? What I sent
in July was the one-pager, which is largely where we still are in terms of
our raise structure.

Once I can see the profile I'll pick the right link to share.

Justin
```

[3] 2026-08-31 20:18 — Taj Jame [redacted]

```
Quick Links:

Kindora Blueprint Workspace
<https://investor.blueprintcollaborative.org/organizations/kindora/home>
Kindora Blueprint Public Page
<https://investor.blueprintcollaborative.org/public/kindora>
```

[4] 2026-08-31 22:50 — Felipe Vent [redacted]

```
Hey Justin,

Since we met and discussed Kindora and you shared your terms, we included
it for this cycle and created a provisional workspace.
We are working from the terms you shared in July and are interested in
extending a 100k philanthropic investment based on those terms.

I just sent you an invite to the Kindora workspace as an admin.


[image: Felipe Ventura]
Felipe Ventura
Founder
Blueprint <https://integratedblueprint.com/>
LinkedIn <https://www.linkedin.com/in/fvntr/>   |   Book a 30-min call
<https://calendly.com/bpcollaborative/30>
```

[5] 2026-09-01 00:37 — JUSTIN

```
This platform is dope guys! I love it. I completed the full onboarding and
filled everything out. Let me know if there's anything else you'd like me
to do. Excited to rock this!

Justin

p.s. - I could not enter a PO box for our mailing address
```

[6] 2026-09-01 08:21 — Taj J [redacted]

```
🎉

Taj James reacted via Gmail
<https://www.google.com/gmail/about/?utm_source=gmail-in-product&utm_medium=et&utm_campaign=emojireactionemail#app>
```

[7] 2026-09-04 00:41 — JUSTIN

```
Hi Felipe,

Quick update: the workspace is ready on our side. Capital details are
cleaned up, the W-9 is on file, and Mercury is connected for payouts. The
IRS determination letter doesn't apply to us, right? We're a for-profit
public benefit corporation, not a tax-exempt org, so the W-9 covers tax
identity.

One question so I can get the paperwork moving: what's the exact legal name
of the investing entity, so our counsel can prep the signature block?
```

[8] [R] 2026-09-15 16:21 — JUSTIN

```
Hi Felipe,

Good news: counsel finalized the investment documents last week. Attached
is the SAFE + revenue share in its private-placement form, the exact
agreement the fund will sign. Our advisory chair is executing the same
document for his investment now.

Still need one thing from you: the exact legal name of the investing
entity. Once I have it, I'll send execution copies with the name and amount
filled in.

And closing the loop on sharing with your capital partners: counsel
confirmed one-on-one introductions to your LPs and capital sources are fine
right now. Broad distribution waits until our Form C is filed (should be
later this week). The Blueprint public page works for those intros.

Justin
```

---

159. Re: Around the Table No. 1: Kindora just crossed $100K in annual recurring revenue

Opened: 2026-08-2 [redacted] d) · **EXTERNAL** · **LEGEND PRESENT**
External participant [redacted]

[1] [RL] 2026-08-28 : —

```
Yes! Will record it and share.

On Fri, Aug 28, 2026 at 8:35 AM Doug Smith <dougsmith51@gmail.com> wrote:

> Will you be recording the 9/15 Zoom call? I'm moving locations that day
> and will probably be driving at 11 am PDT. - Doug
>
> On Fri, Aug 28, 2026 at 9:11 AM Justin Steele <justin@kindora.co> wrote:
>
>> A Friday note for the people I asked first: one thing that moved, the
>> same few numbers, one thing I'm still proving.
>> The Kinfolk of Kindora · Around the Table · No. 1 · August 28, 2026
>> Kindora just crossed $100K in annual recurring revenue.
>>
>> Hey Doug,
>>
>> You're getting this because you've either put money into Kindora's
>> community round or told me you're thinking about it. That's the whole list.
>> I'll post a version of each note on the Wefunder page too, so anyone can
>> check the numbers, but the note itself is written for you.
>>
>> I'm calling these notes *Around the Table*. I've sat in every seat at
>> this table: funder, grantee, builder, and now the founder asking for your
>> trust. These Fridays are the seat I'm offering you. Every Friday until the
>> round closes in November, one short note on where things actually stand:
>> one thing that moved, the same few numbers, and one thing I'm still
>> proving. Real numbers, no spin.
>>
>> AI is being built by strangers. I want Kindora built with the people I
>> asked first, and this is how I keep you close while that happens.
>>
>> If this isn't something you want, the unsubscribe link at the bottom
```

>> works in one click and nothing changes between us. And if you decide the
>> investment isn't for you, just tell me and I'll take you off the list
>> myself.
>> 2,162
>> Organizations
>> 3,034
>> People
>> 24,566
>> Searches, 30 days
>> 96
>> Paying orgs
>>
>> Pulled Thursday evening. Up from 2,026 organizations in mid-August; the
>> fuller picture, revenue included, is on wefunder.com/kindora
>>
<https://rdrvyep.clicks.mlsend.com/td/cl/eyJ2IjoielwiYVwiOjIwMzE5NTcsXCJsXCI6MTk3MDU4MTM0Mjc1MDAwMDU1LFwiclwiOjE5NzA1ODIxMTQ4ODk5MTIy
>>
>>
>> One thing that moved
>> [image: Justin speaking to the 2026 AWS Social Entrepreneur Accelerator
>> cohort in Seattle]
>>
<https://rdrvyep.clicks.mlsend.com/td/cl/eyJ2IjoielwiYVwiOjIwMzE5NTcsXCJsXCI6MTk3MDU4MTM0MjgyMzQwMDg4LFwiclwiOjE5NzA1ODIxMTQ4ODk5MTIy
>>
>> Back at the AWS Social Entrepreneur Accelerator in May, this time as an
>> alum. Photo: AWS.
>>
>> AWS published the Kindora story
>>
>> AWS wrote up Kindora and their Social Entrepreneur Accelerator
>>
<https://rdrvyep.clicks.mlsend.com/td/cl/eyJ2IjoielwiYVwiOjIwMzE5NTcsXCJsXCI6MTk3MDU4MTM0Mjg4NjMxNTQ1LFwiclwiOjE5NzA1ODIxMTQ4ODk5MTIy
>> this week. Last October I walked into that program with a beta tool, 68
>> organizations, and zero revenue. This week Kindora crossed $100K in annual
>> recurring revenue and 2,162 organizations. What changed in between wasn't
>> the idea. It was three days in a room where AWS engineers and Deloitte
>> consultants asked harder questions than I was asking myself, and then stuck
>> with me after the three days ended. In May I went back as an alum to hand
>> the next cohort what someone handed me.
>> Read the AWS story
>>
<https://rdrvyep.clicks.mlsend.com/td/cl/eyJ2IjoielwiYVwiOjIwMzE5NTcsXCJsXCI6MTk3MDU4MTM0Mjk0OTIzMDAyLFwiclwiOjE5NzA1ODIxMTQ4ODk5MTIy

[2] 2026-08-28 09:35 — Doug Smith [redacted]

Will you be recording the 9/15 Zoom call? I'm moving locations that day and
will probably be driving at 11 am PDT. - Doug

On Fri, Aug 28, 2026 at 9:11 AM Justin Steele <justin@kindora.co> wrote:

> A Friday note for the people I asked first: one thing that moved, the same
> few numbers, one thing I'm still proving.
> The Kinfolk of Kindora · Around the Table · No. 1 · August 28, 2026
> Kindora just crossed $100K in annual recurring revenue.
>
> Hey Doug,
>
> You're getting this because you've either put money into Kindora's
> community round or told me you're thinking about it. That's the whole list.
> I'll post a version of each note on the Wefunder page too, so anyone can
> check the numbers, but the note itself is written for you.
>
> I'm calling these notes *Around the Table*. I've sat in every seat at
> this table: funder, grantee, builder, and now the founder asking for your
> trust. These Fridays are the seat I'm offering you. Every Friday until the
> round closes in November, one short note on where things actually stand:
> one thing that moved, the same few numbers, and one thing I'm still
> proving. Real numbers, no spin.
>
> AI is being built by strangers. I want Kindora built with the people I
> asked first, and this is how I keep you close while that happens.
>
> If this isn't something you want, the unsubscribe link at the bottom works
> in one click and nothing changes between us. And if you decide the
> investment isn't for you, just tell me and I'll take you off the list
> myself.

```
> 2,162
> Organizations
> 3,834
> People
> 24,566
> Searches, 30 days
> 96
> Paying orgs
>
> Pulled Thursday evening. Up from 2,026 organizations in mid-August; the
> fuller picture, revenue included, is on wefunder.com/kindora
>
<https://rdrvyep.clicks.mlsend.com/td/cl/eyJ2IjoielwiYWwiOjIwMzE5NTcsXCJsXCI6MTk3MDU4MTM0Mjc1MDAwMDUiLFwiclwiOjE5NzA1ODIxMTQ4ODk5MTIy
>
>
> One thing that moved
> [image: Justin speaking to the 2026 AWS Social Entrepreneur Accelerator
> cohort in Seattle]
>
<https://rdrvyep.clicks.mlsend.com/td/cl/eyJ2IjoielwiYWwiOjIwMzE5NTcsXCJsXCI6MTk3MDU4MTM0MjgyMzQwMDg4LFwiclwiOjE5NzA1ODIxMTQ4ODk5MTIy
>
> Back at the AWS Social Entrepreneur Accelerator in May, this time as an
> alum. Photo: AWS.
>
> AWS published the Kindora story
>
> AWS wrote up Kindora and their Social Entrepreneur Accelerator
>
<https://rdrvyep.clicks.mlsend.com/td/cl/eyJ2IjoielwiYWwiOjIwMzE5NTcsXCJsXCI6MTk3MDU4MTM0Mjg4NjMxNTQ1LFwiclwiOjE5NzA1ODIxMTQ4ODk5MTIy
> this week. Last October I walked into that program with a beta tool, 60
> organizations, and zero revenue. This week Kindora crossed $100K in annual
> recurring revenue and 2,162 organizations. What changed in between wasn't
> the idea. It was three days in a room where AWS engineers and Deloitte
> consultants asked harder questions than I was asking myself, and then stuck
> with me after the three days ended. In May I went back as an alum to hand
> the next cohort what someone handed me.
> Read the AWS story
>
<https://rdrvyep.clicks.mlsend.com/td/cl/eyJ2IjoielwiYWwiOjIwMzE5NTcsXCJsXCI6MTk3MDU4MTM0MjkOTIzMDAyLFwiclwiOjE5NzA1ODIxMTQ4ODk5MTIy
>
>
> What we're proving
>
> Three funders now pay for access on behalf of the nonprofits they support,
> and that line is ahead of self-serve too
```

---

160. The Pershing dinner, and your conversation with Nate

Opened: 2026-08-[redacted]
External participa[redacted]

[1] [R] 2026-08-28[redacted]

```
Hi Katy and Joshua,

We sat together at the dinner you and Michele hosted at The Pershing during
SXSW in March. Loved our conversation about grantmaking strategy and where
this moment is heading. Saw Nate Wong's writeup of your convo today and
thought I'd reach out.

As you both know, I spent a decade running Google.org's Americas
philanthropy and left at the end of 2024 to build Kindora. We're the funder
discovery and grant intelligence layer for small nonprofits, the ones
priced out of the $300 to $500 a month tools. Free tier, $25 a month paid.
I'm also on the San Francisco Foundation board.

Katy, the category-error argument is right. Joshua, four to six AI funder
collaboratives without agreement on what they're actually for is real (and
I remember talking about that over dinner). That second one is where we
might be useful.

We hold what I think is the most comprehensive set of open grant programs
in the field, structured and tagged by category with AI, and we see over a
thousand queries a day from nonprofits through Claude, ChatGPT, and our own
```

```
tools. Demand and supply, classified the same way. Some of it is public:
https://www.kindora.co/en/pulse

A few things it shows. 42% of AI-related funding searches are programmatic,
where AI is the mission rather than the tool, and only 4% are shopping for
operational software. Demand for AI and tech funding runs roughly 10x local
supply and 21x national. And the 990 data that would document any of this
won't be public until 2028.

Happy to walk you through it, or just hand it over if it's useful to the
inquiry work.

And of course, funding any of this work is a real challenge. Open to any
and all advice you might have. Kindora is a public benefit corporation, and
we just opened the soft launch of a crowd raise campaign (
https://wefunder.com/kindora/), so that Kindora can be owned by the folks
who lead the social sector, not just accredited investors. We've also had
some great traction partnering with funders who license Kindora for their
grantees, including an emerging collaboration with Aniyia Williams and The
Tech We Want collaborative through Omidyar.

Justin
```

---

161. Kindora is raising, and I want you in first

Opened: 2026-08-[redacted] · EXTERNAL · LEGEND PRESENT
External participa[redacted]

[1] 2026-08-28 12:36 — JUSTIN

```
This note is best viewed in HTML.
```

[2] 2026-08-31 19:56 — John Ri[redacted]

```
Justin,

So great to hear from you, and thanks for all your lovely words about MLT.
Wish you had made it to our 20th anniversary in May - it was quite an
event!  Thanks also for your kind thoughts about Kiki. It's been an
unbelievable ride this year with the national championship and her first
season in the W.

Great to hear about your latest chapter, and I'm very appreciative of your
thinking of me. I'd love to hear more about it and consider investing. If
there's anything you can send me that I should be taking a look at, please
shoot it my way.  Do you have a date when you need an answer by?

Thanks again on multiple fronts, and look forward to circling back soon.

All best,

John
```

[3] [RL] 2026-09-01 00:48 — JUSTIN

```
Hey John,

It's all at wefunder.com/kindora: the target, the terms, the pitch deck and
the honest risks. Also attaching the pitch deck here if that's easier. No
hard date for you, but the round opens to the public September 16th, so the
Kinfolk window is before that. I'd love to have my Kinfolk investors
onboard by then so we inspire others to follow.

Happy to walk you through it first if that's useful. Grab whatever works
here: https://calendly.com/justin-kindora/1-2-1, or send me a couple of
times and I'll make one work. Or over email, whichever is easier.

And congrats to Kiki. I've been heads down grinding on this startup and
haven't been watching any TV, but man, she's killing in her rookie season!

Justin
```

```
*Kindora is "testing the waters" to gauge interest in a potential future
offering under Regulation Crowdfunding. No money or other consideration is
being solicited, and if sent in response, it will not be accepted. No offer
to buy securities can be accepted, and no part of any purchase price will
be received, until an offering statement (Form C) is filed with the SEC,
and then only through Wefunder's platform. Any indication of interest
involves no obligation or commitment of any kind.*
```

---

102. D&O for a Reg CF raise, three questions

Opened: 2026-08-2[redacted] **IN THREAD**
External participan[redacted]

[1] [R] 2026-08-29 [redacted] **—**

```
Hi Priya,

Alfredo Silva at Morrison Foerster shared your name when I asked about D&O
for our community round. I'm the founder of Kindora, an AI fundraising
platform for nonprofits. Delaware PBC. First D&O purchase.

We launch a Reg CF raise on Wefunder September 16, up to $1.235M, plus a
concurrent Reg D lane. The SAFE sells to a Wefunder-managed SPV that sells
to investors: crowdfunding vehicle as co-issuer. The worry is the public
offering exclusion. We need a form that affirmatively covers exempt
offerings, both lanes.

Three questions:

1. Would your team place something this size? Premium is probably $4-7K.

2. If that's below where Gallagher plays, who would you send us to?

3. Which carriers or forms have you actually seen bind for Reg CF
structures like this?

Would welcome your read over email, whatever is easiest.

Justin Steele
CEO, Kindora PBC
415-844-0345 <(415)%20844-0345>
```

[2] [R] 2026-08-29 16:52 — JUSTIN

```
Very helpful, thank you.

On Sat, Aug 29, 2026 at 4:44 PM Priya Huskins <Priya_Huskins@ajg.com> wrote:

> Hi Justin,
> Good to meet you. See results in line, below.
>
> *Priya Cherian Huskins*
>
> *priya_huskins@ajg.com* <priya_huskins@ajg.com> | *LinkedIn*
> <https://www.linkedin.com/in/priyahuskins/>| *AJG.com*
> <http://www.ajg.com/> | *D&O Notebook*
> <https://www.ajg.com/collections-list-page/do-notebook/?
gad_source=1&gad_campaignid=23540940936&gbraid=0AAAAADIRd7J1IgnjzR2pKWtXZ0Cw5cVZg&gclid=EAIaIQobChMIi-
iGhvnyuwMV0hCtBh1DMST4EAAYASAAEgLGBPD_BwE>
>
> CA License No. 0E04790
>
> Arthur J. Gallagher Risk Management Services, LLC | CA Lic. No. 0D69293
>
> Gallagher Brokerage & Insurance Solutions, Inc. | CA Lic. No. 0329598
>
> -------------------------------
> *From:* Justin Steele <justin@kindora.co>
> *Sent:* Saturday, August 29, 2026 4:19 PM
> *To:* Priya Huskins <phuskins@woodruffsawyer.com>
> *Subject:* D&O for a Reg CF raise, three questions
>
```

>
> Hi Priya,
>
> Alfredo Silva at Morrison Foerster shared your name when I asked about D&O
> for our community round. I'm the founder of Kindora, an AI fundraising
> platform for nonprofits. Delaware PBC. First D&O purchase.
>
> We launch a Reg CF raise on Wefunder September 16, up to $1.235M, plus a
> concurrent Reg D lane. The SAFE sells to a Wefunder-managed SPV that sells
> to investors: crowdfunding vehicle as co-issuer. The worry is the public
> offering exclusion. We need a form that affirmatively covers exempt
> offerings, both lanes.
>
> Three questions:
>
> 1. Would your team place something this size? Premium is probably $4-7K.
>
> PCH: Unfortunately, this is not something we would place in my group.
>
>
> 2. If that's below where Gallagher plays, who would you send us to?
>
>
> PCH: At your current scale, you might think of somebody like vouch or
> embroker. Those are both online platforms that cater to companies at an
> earlier stage
>
>
> 3. Which carriers or forms have you actually seen bind for Reg CF
> structures like this?
>
>
> PCH: I have not had any clients with the Ref CF structure. I'm sorry that
> I can't be more helpful here.
>
>
> Would welcome your read over email, whatever is easiest.
>
> Justin Steele
> CEO, Kindora PBC
> 415-844-0345 <(415)%20844-0345>
>

--

Justin Steele

Co-Founder & CEO

justin@kindora.co

www.kindora.co

LinkedIn Profile <https://www.linkedin.com/in/justinrichardsteele/>

[3] 2026-08-29 23:44 — Priya Hus [redacted]

Hi Justin,
Good to meet you. See results in line, below.

Priya Cherian Huskins
priya_huskins@ajg.com<mailto:priya_huskins@ajg.com> | LinkedIn<https://www.linkedin.com/in/priyahuskins/>|
AJG.com<http://www.ajg.com/> | D&O Notebook<https://www.ajg.com/collections-list-page/do-notebook/?
gad_source=1&gad_campaignid=23540940936&gbraid=0AAAAADJUd7JlIgnjzR2pKWtXZKCw5cVZq&gclid=EAIaIQobChMIi-
iGhvnykwMVUbCtBh1DM5T4EAAYASAAEgLGBPD_BwE>
CA License No. 0E84798
Arthur J. Gallagher Risk Management Services, LLC | CA Lic. No. 0D69293
Gallagher Brokerage & Insurance Solutions, Inc. | CA Lic. No. 0320598

____

163. D&O + tech E&O quote req [redacted]

Opened: 2026-08-29 16:1 [redacted] 2 (1 outbound) · **EXTERNAL** · **NO LEGEND IN THREAD**
External participants: hell [redacted]

[1] [R] 2026-08-29 16:19 — JUSTIN

```
Hi team,

I'm the founder of Kindora (kindora.co), an AI fundraising platform for
nonprofits. Delaware PBC in Oakland. We launch a community round on
Wefunder September 16: up to $1.235M under Reg CF, plus a concurrent Reg D
lane. The structure detail that matters: the SAFE sells to a
Wefunder-managed SPV, which sells to investors. Crowdfunding vehicle as
co-issuer.

Before I start an application, three questions:

1. Can Vouch place D&O that affirmatively covers this offering, both lanes,
confirmed in writing? A standard public offering exclusion is a dealbreaker.

2. Which D&O markets would you approach for a company our size, and which
are Hiscox or Corix affiliated?

3. If we move this week, can we bind before September 16?

We'd also quote tech E&O and cyber at $1M limits alongside. Requirements
list ready when you are.

Email works best: justin@kindora.co.

Justin Steele
CEO, Kindora PBC
```

[2] 2026-08-31 12:50 — "Anthony C. (Vouch)" h [redacted]

```
________________________________________________

Hello Justin,

Thank you for reaching out! The best way for Vouch to determine if we're the right fit and can cover your business is to complete
one of our self-serve applications, here (https://www.vouch.us/getstarted/choose). This questionnaire is also the first step to
receiving a quote.

Once finished, you will receive a customized quote tailored to your business — on that page, you can click on/off coverages,
select the limits you're looking for, and update your quote pricing!

At that stage, I can also connect you with your dedicated Insurance Advisor to schedule a call to go over your quote in depth!

I suggest starting the application and if you have any questions throughout the process, you can message me here! I am happy to
help.

Best,

* * *

**Anthony Contreras**
Client Service Representative
Need more help? Please escalate unresolved urgent issues to urgent@vouch.us.

![Vouch Logo](https://assets-global.website-files.com/5f29b9bb8466f57a1291c19c/61770f7991d6a1f83fd79e16_Vouch-Favicon-Background-
256.png)

Vouch Specialty CA Lic. # 6004944
vouch.us/licenses

__________________________________
This email is a service from Vouch.
```

---

164. Re: Kindora is raising, and I want you in first

Opened: 2026-08-30 19:13 · **Messages:** 2 (1 outbound) · **EXTERNAL** · **LEGEND PRESENT**
External participan [redacted]

[1] 2026-08-30 19:13 — Harriet Sibera[redacted]

```
<html class="apple-mail-supports-explicit-dark-mode"><head><meta http-equiv="content-type" content="text/html; charset=utf-8">
</head><body dir="auto"><div>Hey Justin</div><div><br></div><div>Just back from my family vacation and spoke with my husband about
this… for another perspective, not permission!! We're in. I'll sort the numbers out tomorrow (transparently, we're not loaded and
have a bunch of other commitments so we're talking four figures, not five or six) but wanted to reach out to confirm directly.
</div><div><br></div><div>Separately (genuinely… no strings or expectations tied to an investment in Kindora, I do actually just
believe in you and the product) I was going to reach out to you because I'm confidentially starting to think about my next chapter
after Tides. I still believe in the mission and work, so I'm being selective, but I'd love to have a quick chat and benefit from
any wisdom or ideas you might have. If you have time the next couple of weeks, I'd love to grab 30 mins on your calendar.</div>
<div><br></div><div>Excited for you!</div><div><br></div><div>Harriet&nbsp;</div><div><br></div><div><br></div><div><br></div>
<div><br></div><div><br></div><br id="lineBreakAtBeginningOfSignature"><div dir="ltr">Sent from my iPhone</div><div dir="ltr"><br>
<blockquote type="cite">On 21 Aug 2026, at 20:00, Harriet Gardner &lt;hgardner@tides.org&gt; wrote:<br><br></blockquote></div>
<blockquote type="cite"><div dir="ltr">

<meta http-equiv="Content-Type" content="text/html; charset=Windows-1252">


<div dir="ltr" style="font-family: Aptos, Aptos_MSFontService, -apple-system, Roboto, Arial, Helvetica, sans-serif; font-size:
12pt; color: rgb(0, 0, 0);">
<br>
</div>
<div id="ms-outlook-mobile-body-separator-line" data-applydefaultfontstyles="true" style="font-family: Aptos, Aptos_MSFontService,
-apple-system, Roboto, Arial, Helvetica, sans-serif; font-size: 12pt;" dir="ltr">
<div style="font-family: Aptos, Aptos_MSFontService, -apple-system, Roboto, Arial, Helvetica, sans-serif; font-size: 12pt;"
dir="ltr">
<br>
</div>
</div>
<div style="font-family: Aptos, Aptos_MSFontService, -apple-system, Roboto, Arial, Helvetica, sans-serif; font-size: 12pt; color:
rgb(0, 0, 0);" id="ms-outlook-mobile-signature">
<table class="MsoNormalTable" cellspacing="0" cellpadding="0" border="0" style="text-align: left; text-transform: none; color:
rgb(33, 33, 33); box-sizing: border-box; border-collapse: collapse; border-spacing: 0px;">
<tbody>
<tr>
<td class="MsoNormalTable" style="text-align: left; text-transform: none; padding: 0in 10.5pt 0in 0.75pt; vertical-align: top;
width: 31.5pt;">
<p class="MsoNormal" style="text-align: center; text-transform: none; margin: 0in; font-family: Calibri, sans-serif; font-size:
11pt;">
<span style="color: rgb(33, 33, 33);"><br>
</span></p>
</td>
<td class="MsoNormalTable" style="text-align: left; text-transform: none; border-width: medium medium medium 1pt; border-style:
none none none solid; border-color: currentcolor currentcolor currentcolor black; padding: 0in 0in 0in 10.5pt; vertical-align:
top;">
<table class="MsoNormalTable" cellspacing="0" cellpadding="0" border="0" style="text-align: left; text-transform: none; box-
sizing: border-box; border-collapse: collapse; border-spacing: 0px;">
<tbody>
<tr>
<td class="MsoNormalTable" style="text-align: left; text-transform: none; padding: 0in;">
<p class="MsoNormal" style="text-align: left; line-height: 18.40px; text-transform: none; margin:
```

[2] [RL] 2026-09-01 23:37 — JUSTIN

Hey Harriet,

Welcome back, and I hope the Berkshires delivered.

Thank you for this. Four figures is plenty. Participation is the thing for me, not the number, and I'd rather have you in the Kinfolk at any level than a bigger check from someone I don't know. It's at wefunder.com/kindora, takes a few minutes, and it's a nonbinding reservation until we file the Form C with the SEC. Wefunder handles it from there.

---

165. Kindora is raising, and we fit your social entrepreneur track

Opened: 2026-08-31 00:29 · **Messa es:** 1 1 outbound) · **EXTERNAL** · **LEGEND PRESENT**
External participants [redacted]

[1] [RL] 2026-08-31 00:29 — JUSTIN

```
Hi Gary,

I run Kindora, a Delaware public benefit corporation building AI
fundraising tools for nonprofits. 2,100 organizations are on the platform,
96 pay us directly, and three foundations now buy seats for grantees they
already fund. About $103K in run-rate revenue, no paid acquisition. Before
this I spent a decade directing Google.org's Americas philanthropy, and I'm
a trustee at the San Francisco Foundation.

I'm writing because ProtoStar publishes something almost no foundation
does: a funding track for social enterprises that can take the form of a
loan or an equity investment. Most of the philanthropic world tells a
company like ours to go find a fiscal sponsor.

We're raising $1M on a SAFE plus a 3% revenue share that stops at 1.5x, at
a $10M cap. A private foundation is anchoring it with a direct PRI under
§4944. Docs are with Morrison & Foerster. The round page is at
wefunder.com/kindora.

Transforming how funders engage in philanthropy is your third pillar.
That's the product. Kindora is what a $400K nonprofit uses instead of the
$300-to-900-a-month platforms it can't afford.

Would ProtoStar consider us on the social entrepreneur track? I'd send the
full application well before October 31 if so.

Justin

Justin Steele
Co-Founder & CEO, Kindora PBC
kindora.co

Kindora is "testing the waters" under Regulation Crowdfunding. This is not
an offer to sell or a solicitation of an offer to buy securities. No money
or other consideration is being solicited, and if sent in response, will
not be accepted; no offer to buy the securities can be accepted and no part
of the purchase price can be received until the offering statement is filed
with the SEC and only through an intermediary's platform; and a person's
indication of interest involves no obligation or commitment of any kind.
```

---

166. Kindora <> SV2 Pitch Exploration

Opened: 2026-08-31 [redacted] ERNAL · LEGEND PRESENT
External participant [redacted]

[1] 2026-08-31 02:21 [redacted]

```
Hi Justin,

It is wonderful to connect! I have heard great things about you from David
and wanted to reach out to see if there might be an alignment for you to
present at our monthly pitch meeting in October.

To get a better sense of fit, would you mind sharing answers to these quick
questions?


   1.

   Can you please share your pitch deck?
   2.

   Can you share details of the round (size, SAFE/ equity/ note, valuation
   terms etc).
   3.

   When are you aiming to close the round? (*Please note: Our
   next pitch meeting is on October 14th. Closing will take another 2-3 weeks
   from the pitch.)*
   4.

   Do you currently have a lead investor or institutional investor? (*Please
   note: We typically need a lead investor to participate in the round.)*
```

5.

What is the revenue/ traction you have seen so far?

Sharing additional context about SV2 for your reference:

SV2 (Silicon Valley Social Venture Fund) <https://sv2.org/> is a community of 180+ engaged donors committed to advancing equity through grantmaking and impact investing. In our impact investing practice, we have a unique model that engages our Donor Partners in the investment process, from deal screening to due diligence and selection. Each year, we make 5-7 early-stage investments in mission-driven startups, with a focus on founders from underrepresented backgrounds and solutions that drive meaningful impact.

A few key details about SV2's investing model:

-

Typical check size: *$50-100K*
-

Stage: Pre-seed to seed
-

Sectors: Environment, education, economic opportunity, health, justice, and more
-

Investments are made via a Donor Advised Fund (DAF) at ImpactAssets <https://www.impactassets.org/>
-

We invite 2 companies to pitch each month; our Donor Partners vote on advancing to diligence
-

Post the pitch, diligence typically lasts 3-4 weeks

Thanks,
Suhani
____
Suhani Mohan
Pronouns: she/her
Director of Impact Investing
Silicon Valley Social Venture Fund - SV2
Read More: Redefining Impact Investing <https://sv2.org/redefining-impact-investing-sv2s-practice-of-equity-compassion-and-power-sharing/>

[2] [RL] 2026-09-05 09:10 — JUSTIN

Hi Suhani,

Great to connect, and thank you for the note. David has been generous with his time, and I've enjoyed getting to know the latest chapter of the SV2 story. Super impressive the way you all have grounded your work and leadership in representative community impact.

Yes to October 14 if selected. Answers below.

1. Deck attached. The full campaign page, with the memo, terms, and FAQ, is at wefunder.com/kindora.

2. The round is led by a community round on Wefunder, raising up to $1.2M. The instrument is a standard post-money SAFE, with a revenue share added on top: 3% of revenue once we clear $1M ARR, capped at 1.5x the investment. Checks of $25K and up, including DAF checks, go through a direct Reg D lane with no platform fee, which is where an SV2 investment would land.

3. Public launch is September 16 and the campaign runs through the fall. We expect to close in November, so a mid-October pitch plus a 2-3 week diligence window lands inside the round.

4. Camelback Ventures is our institutional investor. They invested $50K on a SAFE earlier this year, before the community round existed. Gerald Chertavian, founder of Year Up, is investing $25K and chairs our advisory

council. We have another donor at the $25K level preparing to come in through ImpactAssets right now. We have several other investors considering investment. There is no traditional VC lead on the round by design. The Reg D lane is where checks like SV2's sit alongside Camelback's.

5. About 2,200 organizations are on the platform and 112 pay for it, roughly $105K in ARR, 16x since December with no paid acquisition. Four funders pay for seats for their grantees, which is the enterprise wedge and a massive opportunity for us. Our data layer also serves outside AI agents, 36K+ calls in the last 30 days.

Happy to send the operating model or anything else the screening needs.

Justin

A note for good order: this is not an offer to sell securities and we are not accepting funds now. Any indication of interest is non-binding, and an investment could only be made through Wefunder after we file our offering statement with the SEC.

---

167. Re: Overdue Follow up

Opened: 2026-09-0[redacted]ERNAL · NO LEGEND IN THREAD
External participan[redacted]

[1] 2026-09-01 00:4[redacted] —

Sounds great. I'm free Wednesday CT at 12noon, 1pm, 2pm, and after 4pm. If it's easier, feel free to grab time via this link, or just shoot me the time that works.

https://calendly.com/justin-kindora/justin-meet

[2] 2026-09-01 05:06 — Paula Sn[redacted]

Justin,

Thanks for your patience.

Let's discuss the options you recommend for our investment. I'd like to know which one makes the most sense for you. Tuesday (tomorrow) isn't great, but Wednesday afternoon can work. I'm on CT

The overnight assessment you did following our first conversation was an excellent first cut of what I suggested. It addresses the three areas - demographics, behavior, and psychographics-and provides the action plan fundraisers need.

Past assessments of Lawrence and my profile had solid demo elements, but none got at why. Let's discuss further when you have time.

Let me know what time Wed works.

Looking forward to connecting.

P-

Paula A Sneed

Phelps Prescott Group
847-219-0433 (M)

____

[3] [R] 2026-09-02 17:31 — JUSTIN

Hi Paula,

Wonderful talking today, and thank you. Thrilled to have you and Lawrence in the round. Excited to get your list of orgs so we can set them up in Kindora.

To make the ImpactAssets side effortless, here's how I understand it works once your transfer lands. You sign their Custom Investment Recommendation form naming Kindora, and everything else falls to us. They'll ask Kindora

```
directly for a submission form, deck, impact statement, financials, and the
investment documents. That package is already assembled, so their
10-business-day clock can start the day they reach out.

What to put on the form:

Kindora PBC, a Delaware public benefit corporation
Investment: $25,000 on the round's standard terms (post-money SAFE +
revenue share, $10M cap for the first $1M raised)
Contact: Justin Steele, justin@kindora.co, 510-200-8419 <(510)%20200-8419>

Justin
```

[4] 2026-09-03 23:34 — JUSTIN

```
👍

Justin Steele reacted via Gmail
<https://www.google.com/gmail/about/?utm_source=gmail-in-product&utm_medium=et&utm_campaign=emojireactionemail#app>
```

[5] 2026-09-04 00:46 — Paula Sne[redacted]

```
Justin,

I talked to both the Impact Assets  customer rep and the Schwab donor
advised people Thursday  to understand the most efficient way to get the
account open and the money transfered.

I'll get the process started today .

P
```

---

168. Kindora is raising, and I want you in first

Opened: 2026-0[redacted]nd) · **EXTERNAL** · **LEGEND PRESENT**
External particip[redacted]

[1] [RL] 2026-09-02 00:08 — JUSTIN

```
Hey Tao,

Hope you're well. Marco floated getting the Bay Area Section B folks
together, which got me thinking about who's actually out here these days.
Also just cool to see what you've built with Paragon.

As you may have seen from Randolph in the section chat, since Google I've
been building Kindora, the AI that helps social sector orgs get funded.
It's a company Karibu and I started together, and it grew out of everything
I learned directing $700M at Google.org. He's moved into an advisor seat
and I run it day to day. Section B's fingerprints are all over it. We've
been bootstrapping it from our own savings.

And it's working. Two thousand orgs are on it now, doubling about every 90
days, and Anthropic made us a featured partner. Investors want in, and it's
time to raise a round so I can hire a team. But before the round opens to
the public in September, I'm inviting the people who shaped me to invest
first. My people. We're calling them the Kinfolk of Kindora, and Randolph
is already in.

AI is being built by strangers. I want Kindora built with kinfolk. The
people who knew me before any of this should have a stake in what gets
built next.

Kindora is a for-profit public benefit corporation, and this is a real,
high-risk investment, not a donation. It's also a crowd raise, on purpose.
The easy version of this raise is ten big checks, and I could've done it
that way. I didn't. Put in $25,000 or less, and your money pools together
with everyone else's into one clean line on our cap table, no long list of
names. Put in more, and it still counts toward the round, but you get your
own agreement directly with Kindora, same terms, just papered individually.
Either way, it starts with a nonbinding reservation, as little as $100, and
you're in on the same economics as our biggest investors no matter the
```

```
size. You can reserve directly at wefunder.com/kindora, where the terms and
honest risks are laid out in full.

If you have a donor-advised fund, there's a way to invest through it too.
Just let me know and I can help make that happen.

If it isn't right for you, no explanation needed.

Either way, Karibu and I are thinking about pulling some Bay Area folks
together this fall. Are you still out this way? Would be good to see you.

Justin


*Kindora is "testing the waters" to gauge interest in a potential future
offering under Regulation Crowdfunding. No money or other consideration is
being solicited, and if sent in response, it will not be accepted. No offer
to buy securities can be accepted, and no part of any purchase price will
be received, until an offering statement (Form C) is filed with the SEC,
and then only through Wefunder's platform. Any indication of interest
involves no obligation or commitment of any kind.*
```

[2] 2026-09-02 23:26 — Tao C [redacted]

```
Hi Justin and Karibu,

Long time no see! Congrats on all the amazing progress with Kindora!
While I won't be able to participate in this investment round, I
really appreciate you reaching out and sharing the news with me.

I'm still in the Bay Area and would love to catch up with both of you
at the group get-together this fall. Definitely let me know once you
have some dates in mind!

Regards,
Tao
```

[3] 2026-09-03 09:52 — JUSTIN

```
Sounds great Tao. More soon on a B get-together!

Justin


--
Justin R. Steele
https://www.truesteele.com/



On Wed, Sep 2, 2026 at 11:26 PM Tao Chen <taochen2001@gmail.com> wrote:

> Hi Justin and Karibu,
>
> Long time no see! Congrats on all the amazing progress with Kindora!
> While I won't be able to participate in this investment round, I
> really appreciate you reaching out and sharing the news with me.
>
> I'm still in the Bay Area and would love to catch up with both of you
> at the group get-together this fall. Definitely let me know once you
> have some dates in mind!
>
> Regards,
> Tao
>
```

---

159. Kindora is raising, and I want you in first

Opened: 2026-09-0 [redacted] RNAL · LEGEND PRESENT
External participan

[1] 2026-09-03 09:1

This note is best viewed in HTML.

[2] 2026-09-04 06:30 — Shaun Glaz [redacted]

Hell yes! I'm in. I'll invest next week. Thanks for the invite.

AI in the social sector should never stop us from investing deeply in authentic relationships with each other. It should always build our collective capacity to thrive.

[image: A photo of the Inclusive Data Team Member]
[image: Inclusive Data Logo]
[image: facebook icon] <https://www.facebook.com/InclusiveData/> [image: instagram icon] <https://www.instagram.com/inclusivedata/> [image: youtube icon] <https://www.youtube.com/@inclusivedata>

Dr. Shaun Glaze
Chief Consulting Officer
Inclusive Data
Grants. Technical Assistance. Capacity Building. Research & Evaluation.

shaun@inclusivedatasolutions.com
InclusiveDataSolutions.com
800 5th Ave, Suite 101, #704, Seattle WA 98104

[3] [RL] 2026-09-05 08:00 — JUSTIN

Amazing.

Love that covenant. Excitd to have you in.

Justin

Kindora is "testing the waters" to gauge interest in a potential future offering under Regulation Crowdfunding. No money or other consideration is being solicited, and if sent in response, it will not be accepted. No offer to buy securities can be accepted, and no part of any purchase price will be received, until an offering statement (Form C) is filed with the SEC, and then only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

---

170. Kindora Inception Report - Draft

[redacted]

Good afternoon,

Here is your draft report. Before we issue our report, professional standards require us to obtain a management representation letter that is dated as of the report date. That letter is your written confirmation that the financial statements are final and that all information has been provided to us.

Next steps:

1. *Submit Final Payment- * The invoice for the final installment will be sent separately. We appreciate timely payment to allow us to proceed with finalizing the engagement. (Note: ACH or eCheck payments may take 2-3 business days to clear).
2. *Review the Report - *Please take a moment to review the draft and let us know if you have any questions or concerns regarding the factual

information presented.
   3. *Written Confirmation & Final Payment– *Once you confirm *in
writing* that
   the drafts are final and ready for issuance, and the *final invoice has
   been paid*, we will proceed to the final issuance steps.
   4. *Sign the Management Representation Letter–* After receiving written
   confirmation and final payment, we will send the management representation
   letter for e-signature.
   5. *Report Dating and Issuance Timing–* If the management
   representation letter is signed by *5:00 p.m. Eastern* on a business
   day, the audit report will be dated and issued that *same day. *If the
   letter is signed* after 5:00 p.m. Eastern, or on a weekend or holiday, *the
   audit report will be dated and issued on the *next* business day.

Thank you,

Kendra Gaillard, CPA, CIA
Senior Audit Manager
Tel: 352-747-4733

—

**P.S.* Curious whether your financial infrastructure is supporting your
growth or holding it back? *Schedule a complimentary strategy call
<https://calendly.com/rashellee/discovery>. **

____

www.rnbcapitalcpas.com
<http://www.rnbcapitalcpas.com/>

*P.S.

Our team will be off on Monday,
September 7, for Labor Day. We'll re-open on Tuesday, September 8. Wishing
you a wonderful holiday weekend!

*

[2] 2026-09-03 14:32 — Karibu Nyag [redacted]

Hi Kendra, Kamar,

Thank you for the draft. The invoice is paid.

Our comments are shared here: Kindora_Comments_on_Draft_Review_Report_20260903
- Google Docs
<https://docs.google.com/document/d/1Q6-NvSRbyjVy7e0k7OZQETMFZzc25KcLadrPgj3ayIw/edit?tab=t.0>.
The
statements foot and tie and the underlying work looks solid, so most of
this is disclosure and presentation. They're grouped by significance, with
a response column if it's useful for working through them.

One thing worth flagging up front: because these statements will be public
through our Regulation CF offering, Section C asks for less detail in a few
places rather than more, mainly where counterparties are named. We'd value
your view on where the line should sit.

Happy to review a revised draft whenever it's ready, and to sign the
management representation letter once these are settled.

In the meantime, are we clear to share the adjustments Kamar sent over to
our bookkeeper?

Best,
Karibu

[3] 2026-09-04 16:12 — Kendra Gaill [redacted]

Hi Karibu,

Thank you for your comments. We will work on these and will have an updated draft by Tuesday EOD.

Kendra Gaillard, CPA, CIA
Senior Audit Manager
Tel: 352-747-4733

[4] 2026-09-09 08:07 — JUSTIN

We're hoping to get the Form C filed this week if at all possible for a public investor launch of September 16th (and we need lead time for our lawyers and bookeeper to review). Thank you everyone.

[5] 2026-09-09 08:34 — Karibu Nyagg [redacted]

Good morning Kendra,

Hope you are doing well. I thought I'd check in to see if you have an updated draft available and guidance on whether we can communicate the final adjustments to our bookkeeper so that the financial statements are good to go. Ideally, would love to wrap this up this week.

Thanks,
Karibu

[6] 2026-09-09 13:17 — Kendra Gaill [redacted]

Hi All,

I apologize for the delay. I'm currently reviewing the changes performed based on your comments and will be sending an updated draft report in a couple hours.

EXTERNAL EMAIL - This email was sent by a person from outside your organization. Exercise caution when clicking links, opening attachments or taking further action, before validating its authenticity.
We're hoping to get the Form C filed this week if at all possible for a public investor launch of September 16th (and we need lead time for our lawyers and bookeeper to review). Thank you everyone.

[7] 2026-09-09 14:55 — Kendr [redacted]

Hi Justin and Karibu,

Attached is the updated report. There are two comments, comments 17 and 29, for which we require additional information before we can update the report. Our requests are indicated in red below.

Comment 17 : True Steele, LLC, the entity wholly owned by the Chief Executive Officer, held a subscription to the company's platform during the period. Proposed: confirm whether any subscription revenue was received from that entity in either period and, if so, disclose it as a related party transaction. Please provide the subscription agreement and the general ledger detail for all transactions related to the subscription revenue.

Comment 29: Consider adding the second enterprise agreement signed in July 2026, a six-month license for $7,020 running August 1, 2026 through January 31, 2027, which is modest in amount but supports the going concern discussion. Please provide a copy of the agreement.

Please let us know if you have any questions.

Kendra Gaillard, CPA, CIA
Senior Audit Manager
Tel: 352-747-4733

[8] 2026-09-09 14:55 — JUSTIN

Hi Kendra,

Both answers below. The Camelback agreement and the Sales account ledger detail are attached.

Comment 17: True Steele, LLC subscription

Yes, subscription revenue was received in the six months ended June 30, 2026. Nothing in the period from inception through December 31, 2025. The subscription did not exist yet.

True Steele, LLC bought a Kindora Consultant seat self-serve through our website on March 11, 2026. It went through Stripe Checkout at published list price, $399 per month, on the same 14-day free trial and the same Stripe price ID (price_1StJrx3cRkTRuljk3TgGKF02) that every other Consultant customer gets. No negotiated terms, no discount, no promotional code.

Every invoice on the account, confirmed directly against Stripe:
Invoice Date paid Amount Service period
US4KMCBS-0001 Mar 11, 2026 $0.00 Mar 11 to Mar 25, 2026 (free trial)
US4KMCBS-0002 Mar 25, 2026 $399.00 Mar 25 to Apr 25, 2026
US4KMCBS-0003 Apr 25, 2026 $399.00 Apr 25 to May 25, 2026
US4KMCBS-0004 May 25, 2026 $399.00 May 25 to Jun 25, 2026
US4KMCBS-0005 Jun 25, 2026 $399.00 Jun 25 to Jul 25, 2026
Cash collected through June 30, 2026 *$1,596.00*
US4KMCBS-0006 Jul 25, 2026 $399.00 Jul 25 to Aug 25, 2026
US4KMCBS-0007 Aug 25, 2026 $399.00 Aug 25 to Sep 25, 2026
Total collected to date *$2,394.00*

Stripe's customer record shows the same thing: six charges, $2,394 total, current MRR $399, subscription still active, next invoice September 25. No refunds, no credit notes, no failed charges.

Billing is monthly in advance, so the June 25 charge covers service through July 25. The books recognize on the charge date, which puts all $1,596 in the six months ended June 30, 2026. Straight-lined it would be roughly $1,263.50 recognized with $332.50 unearned at the cutoff. Both figures are there so you and Kamar can settle the treatment.

[9] 2026-09-09 19:02 — Karibu Nyagga [redacted]

Hi Kendra,

Thank you for the updated draft and comments. Justin's note covers comments 17 and 29. .

Working through the updated draft, we have a consolidated list below. The first group needs a conclusion from you; the second is mechanical.

ITEMS NEEDING YOUR CONCLUSION

1.

*Monthly subscription cutoff. *Note 2 states that subscription revenue is recognized over the subscription term, but the books recognize the full monthly charge on the charge date. Monthly plans bill a month in advance, so the June 25 True Steele charge covers service through July 25, of which approximately $332.50 was unearned at June 30. The same pattern applies to any other monthly subscription active at the cutoff. Could you review the relevant subscription activity and determine whether a deferred-revenue adjustment is required or whether the aggregate difference is immaterial, and then conform the statement that no deferred revenue existed for monthly subscriptions to the treatment actually applied? Flow State's monthly Stripe reconciliation schedules are available if those would be more useful than the Sales account detail.

2.

Related-party revenue. The True Steele subscription produced $1,596 of cash collections in the six months ended June 30, 2026, purchased self-serve at published list price with no negotiated terms. On a strict cutoff, approximately $1,263.50 would be earned during the period. Either amount is a meaningful share of sales for the period, so we would expect the transaction to be disclosed in Note 3. The amount disclosed should follow from your conclusion on item 1.
3.

2025 expense classification. The new Software and Technology Infrastructure policy includes platform development and contracted software engineering, but the 2025 line is $4,915, which suggests that the $33,600 of development-agency contract labor described in Note 2 remains within general and administrative. Reclassifying it into Software and Technology Infrastructure would make the period-to-period presentation consistent; alternatively, the policy wording could be conformed to the classification actually used. Either works, but the policy and statements should agree.
4.

Accrued-interest classification. The $1,434 is presented as a current liability while the related principal is noncurrent. Both promissory notes provide that all outstanding principal and accrued interest become due and payable on the maturity date, which suggests that the interest follows the principal. Could you confirm the basis for the different classification or reclassify it?
5.

Going-concern wording. The note states that founder compensation represents the company's largest single operating expense. Software and Technology Infrastructure is $46,513 for the six months, compared with payroll of approximately $14,000, so the statement is not supported by the statements as presented. We suggest instead: "Founder compensation represents a significant controllable cash outflow. Management has suspended this compensation and retains the ability to defer or adjust future compensation as necessary to conserve cash."
6.

*Report date. *The accountant's report is dated September 3, 2026, while Note 7 states that subsequent events were evaluated through September 9, 2026. The final repo

[10] 2026-09-09 21:45 — JUSTIN

Hi Kendra,

One addition to item 1 in Karibu's note, because it changes the size of the question.

The monthly cutoff is the smaller piece. We also sell annual self-serve plans through Stripe (Pro, Consultant Solo, Growth, Momentum, Community, Starter), and 24 of those were live across June 30 with most of their term still ahead. On a straight-line basis from Stripe billing records, using cash actually collected and excluding complimentary accounts, our estimate of unearned subscription revenue at June 30 is roughly *$8,300*: about $6,300 on the annual plans and about $2,000 on monthly, of which the True Steele $332.50 is one line.

Note 2 records $8,240 of deferred revenue and describes it as composed entirely of the June enterprise contract. If that is right, the $8,300 sits alongside it rather than inside it. We cannot see the deferred revenue ledger from our side, so please treat that as a question for Flow State's schedules rather than a conclusion.

Total revenue through June 30, since Karibu mentioned it: per the draft, Sales $15,137.67 and Grant Funding $10,000.00, total income $25,137.67. Stripe cash collected on invoices for January through June is $15,739.67, within $407 of the Stripe charge entries in the Sales account.

This is an estimate from our billing records, not a reconciled schedule. If you want to rely on it, the line-level detail is ready and Flow State's monthly Stripe reconciliations are the authoritative source. Reply here and we will turn either around same day.

Justin

[11] 2026-09-10 11:13 — Kendra Gailla [redacted]

Good morning, all,

Thank you for the information. I will record the adjustment to reduce sales and increase unearned revenue by $8.3K.

I will address the remaining comments and provide you with the updated draft by the end of the day.

Kendra Gaillard, CPA, CIA
Senior Audit Manager
Tel: 352-747-4733

[12] 2026-09-10 14:34 — Karibu Ny [redacted]

Hi Kendra,

Thank you for sending the updated draft. It looks good. Three items, hopefully all quick and we are done.

1. Deferred revenue wording. Note 2 needs two adjustments. The paragraph opens by stating that deferred revenue of $9,240 is composed entirely of the enterprise license, but the balance sheet shows $17,540; it should describe total deferred revenue of $17,540, split between the enterprise contract and self-serve subscriptions. Relatedly, the $8,300 is described as arising from monthly subscriptions, when roughly $6,300 of it relates to annual self-serve plans and roughly $2,000 to monthly plans. The Software Subscriptions paragraph earlier in Note 2 also describes the subscription period as typically billed monthly, which should acknowledge that both monthly and annual plans are offered.

2. Balance sheet footing. Total liabilities and equity comes to $61,854 against total assets of $61,853. Credit card payable shows $15,726 on the balance sheet and $15,725 in the cash flow statement, and the cash flow figure is the one that ties to ending cash of $27,853. Could you confirm the correct amount from the ledger and true the difference?

3. One small addition. Note 7 describes the co-founder transition from President, CPO and COO. Mr. Nyaggah also resigned from the Board of Directors on the same date, which seems worth stating given the governance change.

We will also send revised answers to tax questions 1 and 3 to reflect the book to tax amortization difference now described in the income tax note.

Everything else reads right to us. The subscription cutoff, the related party revenue disclosure, the accrued interest classification, the 2025 expense reclassification, the going concern discussion and the report dating are all where they should be, and we are comfortable relying on the billing record analysis supporting the $8,300.

Once those are in we are ready to sign the management representation letter and confirm the statements final. Thank you both, and Kamar and the team, for the work getting this to a clean place.

Best,
Karibu

[redacted]

Good afternoon,

Attached is the updated draft.

Kendra Gaillard, CPA, CIA
Senior Audit Manager
Tel: 352-747-4733

On Thu, Sep 10, 2026 at 12:13 PM, <kendra.gaillard@rnbcapitalcpas.com> wrote:

Good morning, all,

Thank you for the information. I will record the adjustment to reduce sales and increase unearned revenue by $8.3K.

I will address the remaining comments and provide you with the updated draft by the end of the day.

Kendra Gaillard, CPA, CIA
Senior Audit Manager
Tel: 352-747-4733

On Thu, Sep 10, 2026 at 12:45 AM, <justin@kindora.co> wrote:

EXTERNAL EMAIL - This email was sent by a person from outside your organization. Exercise caution when clicking links, opening attachments or taking further action, before validating its authenticity.

Hi Kendra,

One addition to item 1 in Karibu's note, because it changes the size of the question.

The monthly cutoff is the smaller piece. We also sell annual self-serve plans through Stripe (Pro, Consultant Solo, Growth, Momentum, Community, Starter), and 24 of those were live across June 30 with most of their term still ahead. On a straight-line basis from Stripe billing records, using cash actually collected and excluding complimentary accounts, our estimate of unearned subscription revenue at June 30 is roughly *$8,300*: about $6,300 on the annual plans and about $2,000 on monthly, of which the True Steele $332.50 is one line.

Note 2 records $9,240 of deferred revenue and describes it as composed entirely of the June enterprise contract. If that is right, the $8,300 sits alongside it rather than inside it. We cannot see the deferred revenue ledger from our side, so please treat that as a question for Flow State's schedules rather than a conclusion.

Total revenue through June 30, since Karibu mentioned it: per the draft, Sales $15,137.67 and Grant Funding $10,000.00, total income $25,137.67. Stripe cash collected on invoices for January through June is $15,730.67, within $407 of the Stripe charge entries in the Sales account.

This is an estimate from our billing records, not a reconciled schedule. If you want to rely on it, the line-level detail is ready and Flow State's monthly Stripe reconciliations are the authoritative source. Reply here and we will turn either around same day.

Justin

On Wed, Sep 9, 2026 at 4:02 PM Karibu Nyaggah <karibu@kindora.co> wrote:

Hi Kendra,

Thank you for the updated draft and comments. Justin's note covers comments 17 and 29. .

Working through the updated draft, we have a consolidated list below. The first group needs a conclusion from you; the second is mechanical.

ITEMS NEEDING YOUR CONCLUSION

1.

*Monthly subscription cutoff. *Note 2 states that subscription revenue is recognized over the subscription term, but the books recognize the full monthly charge on the charge date. Monthly plans bill a month in advance,

so the June 25 True Steele charge covers service through July 25, of which approximately $332.50 was unearned at June 30. The same pattern applies to any other monthly subscription active at the cutoff. Could you review the relevant subscription activity and determine whether a deferred-revenue adjustment is required or whether the aggregate difference is immaterial, and then conform the statement that no deferred revenue existed for monthly subscriptions to the treatment actually applied?

[14] 2026-09-11 11:22 — Kendra Gailla [redacted]

Hi Karibu,

Here is the updated draft with the final changes. Ricardo will be sending the Management rep letter for signature shortly.

Kendra Gaillard, CPA, CIA
Senior Audit Manager
Tel: 352-747-4733

[15] 2026-09-11 11:41 — Karibu Nyagga [redacted]

Hi Kendra,

Thank you so much for turning this around so quickly. This is excellent. All three items from our last email are addressed, I footed every statement and everything ties, and the earlier fixes all survived the redraft. Really appreciate the care here.

Two small things and we're done:

1. Note 2, Software Subscriptions – the paragraph still says the subscription period "is typically billed monthly." The Deferred Revenue note a few paragraphs later now correctly shows roughly $6,300 in annual plans, so the two read as contradictory. Suggested fix: change "which is typically billed monthly" to "which may be billed monthly or annually." No numbers move.
2. Statement of Cash Flows, Financing Activities – "Related pParties" should be "Related Parties."

Both should be quick. Once those are in, we're ready to sign and will get you the management representation letter right away.

Thank you again for all the work on this – we're almost over the line and it's very much thanks to you.

Best,
Karibu

[16] 2026-09-14 11:17 — Karibu Nyag [redacted]

Hey Team,

Wanted to see if we could finalize this today. Key action items:

1. *[Kendra] *Final draft of the report with the two minor changes above
2. *[Justin] *Sign management representation letter that Rashellee sent.
3. [Kindora Bookeeper] Finalize the adjustments in our Quickbooks.

I can coordinate with our bookkeeper but can we wrap #1 and 2 today?

Thanks!
Karibu

[17] 2026-09-14 16:29 — Kendra Gail [redacted]

Hi Karibu,

Attached is the final draft report.

Kendra Gaillard, CPA, CIA
Senior Audit Manager
Tel: 352-747-4733

On Mon, Sep 14, 2026 at 2:17 PM, <karibu@kindora.co> wrote:

EXTERNAL EMAIL - This email was sent by a person from outside your organization. Exercise caution when clicking links, opening attachments or taking further action, before validating its authenticity.
Hey Team,

Wanted to see if we could finalize this today. Key action items:

1. *[Kendra] *Final draft of the report with the two minor changes above
2. *[Justin] *Sign management representation letter that Rashellee sent.
3. [Kindora Bookeeper] Finalize the adjustments in our Quickbooks.

I can coordinate with our bookkeeper but can we wrap #1 and 2 today?

Thanks!
Karibu

On Fri, Sep 11, 2026 at 11:41 AM Karibu Nyaggah <karibu@kindora.co> wrote:

Hi Kendra,

Thank you so much for turning this around so quickly. This is excellent. All three items from our last email are addressed, I footed every statement and everything ties, and the earlier fixes all survived the redraft. Really appreciate the care here.

Two small things and we're done:

1. Note 2, Software Subscriptions – the paragraph still says the subscription period "is typically billed monthly." The Deferred Revenue note a few paragraphs later now correctly shows roughly $6,300 in annual plans, so the two read as contradictory. Suggested fix: change "which is typically billed monthly" to "which may be billed monthly or annually." No numbers move.
2. Statement of Cash Flows, Financing Activities – "Related pParties" should be "Related Parties."

Both should be quick. Once those are in, we're ready to sign and will get you the management representation letter right away.

Thank you again for all the work on this – we're almost over the line and it's very much thanks to you.

Best,
Karibu

On Fri, Sep 11, 2026 at 11:22 AM Kendra Gaillard < kendra.gaillard@rnbcapitalcpas.com> wrote:

Hi Karibu,

Here is the updated draft with the final changes. Ricardo will be sending the Management rep letter for signature shortly.

Kendra Gaillard, CPA, CIA
Senior Audit Manager
Tel: 352-747-4733 <(352)%20747-4733>

On Thu, Sep 10, 2026 at 5:34 PM, <karibu@kindora.co> wrote:

EXTERNAL EMAIL - This email was sent by a person from outside your organization. Exercise caution when clicking links, opening attachments or taking further action, before validating its authenticity.
Hi Kendra,

Thank you for sending the updated draft. It looks good. Three items, hopefully all quick and we are done.

1. Deferred revenue wording. Note 2 needs two adjustments. The paragraph opens by stating that deferred revenue of $9,240 is composed entirely of the enterprise license, but the balance sheet shows $17,540; it should describe total deferred revenue of $17,540, split between the enterprise contract and self-serve subscriptions. Relatedly, the $8,300 is described as arising from monthly subscriptions, when roughly $6,300 of it relates to annual self-serve plans and roughly $2,000 to monthly plans. The Software Subscriptions paragraph earlier in Note 2 also describes the subscription period as typically billed monthly, which should acknowledge that both monthly and annual plans are offered.

2. Balance sheet footing. Total liabilities and equity comes to $61,854 against total assets of $61,853.

[18] 2026-09-14 16:38 — Karibu Nya [redacted]

Hi Kendra,

This looks good. Both remaining items are addressed, the statements foot, and everything from our earlier review remains in place.

We are comfortable confirming the financial statements as final and are ready to sign the management representation letter. Justin will sign this to get it across the line and then w'ell await the final draft of the report (with updated dates).

Thank you again to you, Kamar, and the team for all the work getting this over the line.

Best,

Karibu

[19] 2026-09-14 18:45 — JUSTIN

Hi Kendra,

Thank you for the care you and the team put into this. You turned around every round of comments same day, and the statements are in good shape because of it.

Ready to sign, but the representation letter hasn't reached me. I've searched my inbox and spam back to the start of the month and there's nothing from Ricardo or Rashellee. Could one of them resend it to justin@kindora.co?

I'll sign it the day it arrives. Then we'd like the final report with updated dates as soon as you can.

The timing matters on our end: these statements go to Wefunder for our Form C, our counsel reviews the Form C before it's filed, and we launch on September 23.

Justin

> Hi Kendra,
>
> This looks good. Both remaining items are addressed, the statements foot,
> and everything from our earlier review remains in place.
>
> We are comfortable confirming the financial statements as final and are
> ready to sign the management representation letter. Justin will sign this
> to get it across the line and then w'ell await the final draft of the
> report (with updated dates).
>
> Thank you again to you, Kamar, and the team for all the work getting this
> over the line.
>
> Best,
>
> Karibu
>
> On Mon, Sep 14, 2026 at 1:29 PM Kendra Gaillard <
> kendra.gaillard@rnbcapitalcpas.com> wrote:
>
> > Hi Karibu,

> >
> >
> > Attached is the final draft report.
> >
> >
> >
> >
> > *Kendra Gaillard, CPA, CIA*
> > *Senior Audit Manager*
> > *Tel: 352-747-4733 <(352)%20747-4733>*
> >
> >
> >
> > On Mon, Sep 14, 2026 at 2:17 PM, <karibu@kindora.co> wrote:
> >
> > EXTERNAL EMAIL - This email was sent by a person from outside your
> > organization. Exercise caution when clicking links, opening attachments or
> > taking further action, before validating its authenticity.
> > Hey Team,
> >
> > Wanted to see if we could finalize this today. Key action items:
> >
> >   1. *[Kendra] *Final draft of the report with the two minor changes
> >   above
> >   2. *[Justin] *Sign management representation letter that Rashellee
> >   sent.
> >   3. [Kindora Bookeeper] finalize the adjustments in our Quickbooks.
> >
> > I can coordinate with our bookkeeper but can we wrap #1 and 2 today?
> >
> > Thanks!
> > Karibu
> >
> > On Fri, Sep 11, 2026 at 11:41 AM Karibu Nyaggah <karibu@kindora.co> wrote:
> >
> > Hi Kendra,
> >
> > Thank you so much for turning this around so quickly. This is excellent.
> > All three items from our last email are addressed, I footed every statement
> > and everything ties, and the earlier fixes all survived the redraft. Really
> > appreciate the care here.
> >
> > Two small things and we're done:
> >
> >   1. Note 2, Software Subscriptions - the paragraph still says the
> >   subscription period "is typically billed monthly." The Deferred Revenue
> >   note a few paragraphs later now correctly shows roughly $6,300 in annual
> >   plans, so the two read as contradictory. Suggested fix: change "which is
> >   typically billed monthly" to "which may be billed monthly or annually." No
> >   numbers move.
> >   2. Statement of Cash Flows, Financing Activities - "Related pParties"
> >   should be "Related Parties."
> >
> > Both should be quick. Once those are in, we're ready to sign and will get
> > you the management representation letter right away.
> >
> > Thank you again for all the work on this - we're almost over the line and
> > it's very much thanks to you.
> >
> > Best,
> > Karibu
> >
> > On Fri, Sep 11, 2026 at 11:22 AM Kendra Gaillard <

[20] 2026-09-14 21:48 — Rashellee Herrer [redacted]

Looping in Ricardo here.

Ricardo can you confirm sending of/send the management representation
letter?

Rashellee Herrera | CPA,CEPA,CISA,CIA,CFE,cCAE
Managing Partner / Chief Value Advisor

📞*352-744-5475*

El lun, 14 de sept de 2026, 21:46, Justin Steele <justin@kindora.co>
escribió:

> EXTERNAL EMAIL - This email was sent by a person from outside your
> organization. Exercise caution when clicking links, opening attachments or
> taking further action, before validating its authenticity.
>
> Hi Kendra,
>
> Thank you for the care you and the team put into this. You turned around
> every round of comments same day, and the statements are in good shape
> because of it.
>
> Ready to sign, but the representation letter hasn't reached me. I've
> searched my inbox and spam back to the start of the month and there's
> nothing from Ricardo or Rashellee. Could one of them resend it to
> justin@kindora.co?
>
> I'll sign it the day it arrives. Then we'd like the final report with
> updated dates as soon as you can.
>
> The timing matters on our end: these statements go to Wefunder for our
> Form C, our counsel reviews the Form C before it's filed, and we launch on
> September 23.
>
> Justin
>
> On Mon, Sep 14, 2026 at 4:38 PM Karibu Nyaggah <karibu@kindora.co> wrote:
>
>> Hi Kendra,
>>
>> This looks good. Both remaining items are addressed, the statements foot,
>> and everything from our earlier review remains in place.
>>
>> We are comfortable confirming the financial statements as final and are
>> ready to sign the management representation letter. Justin will sign this
>> to get it across the line and then w'ell await the final draft of the
>> report (with updated dates).
>>
>> Thank you again to you, Kamar, and the team for all the work getting this
>> over the line.
>>
>> Best,
>>
>> Karibu
>>
>> On Mon, Sep 14, 2026 at 1:29 PM Kendra Gaillard <
>> kendra.gaillard@rnbcapitalcpas.com> wrote:
>>
>>> Hi Karibu,
>>>
>>>
>>> Attached is the final draft report.
>>>
>>>
>>>
>>>
>>> *Kendra Gaillard, CPA, CIA*
>>> *Senior Audit Manager*
>>> *Tel: 352-747-4733 <(352)%20747-4733>*
>>>
>>>
>>>
>>> On Mon, Sep 14, 2026 at 2:17 PM, <karibu@kindora.co> wrote:
>>>
>>> EXTERNAL EMAIL - This email was sent by a person from outside your
>>> organization. Exercise caution when clicking links, opening attachments or
>>> taking further action, before validating its authenticity.
>>> Hey Team,
>>>
>>> Wanted to see if we could finalize this today. Key action items:
>>>
>>>   1. *[Kendra] *Final draft of the report with the two minor changes
>>>   above
>>>   2. *[Justin] *Sign management representation letter that Rashellee
>>>   sent.
>>>   3. [Kindora Bookeeper] Finalize the adjustments in our Quickbooks.

```
>>>
>>> I can coordinate with our bookkeeper but can we wrap #1 and 2 today?
>>>
>>> Thanks!
>>> Karibu
>>>
>>> On Fri, Sep 11, 2026 at 11:41 AM Karibu Nyaggah <karibu@kindora.co>
>>> wrote:
>>>
>>> Hi Kendra,
>>>
>>> Thank you so much for turning this around so quickly. This is excellent.
>>> All three items from our last email are addressed, I footed every statement
>>> and everything ties, and the earlier fixes all survived the redraft. Really
>>> appreciate the care here.
>>>
>>> Two small things and we're done:
>>>
>>>    1. Note 2, Software Subscriptions — the paragraph still says the
>>>    subscription period "is typically billed monthly.
```

[21] 2026-09-15 03:36 — JUSTIN

```
Thanks, Rashellee.

Found it: the Dropbox Sign request went to karibu@kindora.co. Karibu stepped down as an officer in July, so the letter should be
signed by me as CEO.

Could Ricardo cancel that request and resend it with justin@kindora.co as the signer? I'll sign as soon as it arrives.

Justin

> Looping in Ricardo here.
>
> Ricardo can you confirm sending of/send the management representation
> letter?
>
> *Rashellee Herrera | CPA,CEPA,CISA,CIA,CFE,cCAE*
> *Managing Partner / Chief Value Advisor*
>
> 📞*352-744-5475*
>
> El lun, 14 de sept de 2026, 21:46, Justin Steele <justin@kindora.co>
> escribió:
>
> > EXTERNAL EMAIL - This email was sent by a person from outside your
> > organization. Exercise caution when clicking links, opening attachments or
> > taking further action, before validating its authenticity.
> >
> > Hi Kendra,
> >
> > Thank you for the care you and the team put into this. You turned around
> > every round of comments same day, and the statements are in good shape
> > because of it.
> >
> > Ready to sign, but the representation letter hasn't reached me. I've
> > searched my inbox and spam back to the start of the month and there's
> > nothing from Ricardo or Rashellee. Could one of them resend it to
> > justin@kindora.co?
> >
> > I'll sign it the day it arrives. Then we'd like the final report with
> > updated dates as soon as you can.
> >
> > The timing matters on our end: these statements go to Wefunder for our
> > Form C, our counsel reviews the Form C before it's filed, and we launch on
> > September 23.
> >
> > Justin
> >
> > On Mon, Sep 14, 2026 at 4:38 PM Karibu Nyaggah <karibu@kindora.co> wrote:
> >
> >> Hi Kendra,
> >>
> >> This looks good. Both remaining items are addressed, the statements foot,
> >> and everything from our earlier review remains in place.
> >>
```

```
> >> We are comfortable confirming the financial statements as final and are
> >> ready to sign the management representation letter. Justin will sign this
> >> to get it across the line and then w'ell await the final draft of the
> >> report (with updated dates).
> >>
> >> Thank you again to you, Kumar, and the team for all the work getting this
> >> over the line.
> >>
> >> Best,
> >>
> >> Karibu
> >>
> >> On Mon, Sep 14, 2026 at 1:29 PM Kendra Gaillard <
> >> kendra.gaillard@rnbcapitalcpas.com> wrote:
> >>
> >>> Hi Karibu,
> >>>
> >>>
> >>> Attached is the final draft report.
> >>>
> >>>
> >>>
> >>>
> >>> *Kendra Gaillard, CPA, CIA*
> >>> *Senior Audit Manager*
> >>> *Tel: 352-747-4733 <(352)%20747-4733>*
> >>>
> >>>
> >>>
> >>> On Mon, Sep 14, 2026 at 2:17 PM, <karibu@kindora.co> wrote:
> >>>
> >>> EXTERNAL EMAIL - This email was sent by a person from outside your
> >>> organization. Exercise caution when clicking links, opening attachments or
> >>> taking further action, before validating its authenticity.
> >>> Hey Team,
> >>>
> >>> Wanted to see if we could finalize this today. Key action items:
> >>>
> >>>    1. *[Kendra] *Final draft of the report with the two minor changes
> >>>    above
> >>>    2. *[Justin] *Sign management representation letter that Rashellee
> >>>    sent.
> >>>    3. [Kindora Bookeeper] Finalize the adjustments in our Quickbooks.
> >>>
> >>> I can coordinate with our bookkeeper but can we wrap #1 and 2 today?
> >>>
> >>> Thanks!
> >>> Karibu
> >>>
> >>> On Fri, Sep 11, 2026 at 11:41 AM Karibu Nyaggah <karibu@kindora.co>
> >>> wrote:
> >>>
> >>> Hi Kendra,
> >>>
> >>> Thank you so much for turnin  this around so
```

[22] 2026-09-15 08:59 — Assurance Ema [redacted]

```
Hi Justin,


Apologies for sending the rep letter to Karibu's email. It's been re routed
to you, and should be in your inbox soon. Once signed we will be able to
move forward.


Thank you very much.


Best regards,


Ricardo Yap

RNB Capital CPAs, LLC
```

```
Admin Assistant
```

[23] 2026-09-15 09:14 — JUSTIN

```
Signed!

On Tue, Sep 15, 2026 at 6:59 AM Assurance Email <
assurance@rnbcapitalcpas.com> wrote:

> Hi Justin,
>
>
> Apologies for sending the rep letter to Karibu's email. It's been re
> routed to you, and should be in your inbox soon. Once signed we will be
> able to move forward.
>
>
> Thank you very much.
>
>
> Best regards,
>
>
> Ricardo Yap
>
> RNB Capital CPAs, LLC
>
> Admin Assistant
>
> On Tue, Sep 15, 2026 at 6:36 PM, <justin@kindora.co> wrote:
>
> EXTERNAL EMAIL - This email was sent by a person from outside your
> organization. Exercise caution when clicking links, opening attachments or
> taking further action, before validating its authenticity.
>
> Thanks, Rashellee.
>
> Found it: the Dropbox Sign request went to karibu@kindora.co. Karibu
> stepped down as an officer in July, so the letter should be signed by me as
> CEO.
>
> Could Ricardo cancel that request and resend it with justin@kindora.co as
> the signer? I'll sign as soon as it arrives.
>
> Justin
>
> On Mon, Sep 14, 2026 at 9:48 PM Rashellee Herrera <
> rashellee.herrera@rnbcapitalcpas.com> wrote:
>
> Looping in Ricardo here.
>
> Ricardo can you confirm sending of/send the management representation
> letter?
>
> *Rashellee Herrera | CPA,CEPA,CISA,CIA,CFE,cCAE*
> *Managing Partner / Chief Value Advisor*
>
> 📞*352-744-5475 <(352)%20744-5475>*
>
> El lun, 14 de sept de 2026, 21:46, Justin Steele <justin@kindora.co>
> escribió:
>
> EXTERNAL EMAIL - This email was sent by a person from outside your
> organization. Exercise caution when clicking links, opening attachments or
> taking further action, before validating its authenticity.
>
> Hi Kendra,
>
> Thank you for the care you and the team put into this. You turned around
> every round of comments same day, and the statements are in good shape
> because of it.
>
> Ready to sign, but the representation letter hasn't reached me. I've
> searched my inbox and spam back to the start of the month and there's
> nothing from Ricardo or Rashellee. Could one of them resend it to
```

```
> justin@kindora.co?
>
> I'll sign it the day it arrives. Then we'd like the final report with
> updated dates as soon as you can.
>
> The timing matters on our end: these statements go to Wefunder for our
> Form C, our counsel reviews the Form C before it's filed, and we launch on
> September 23.
>
> Justin
>
> On Mon, Sep 14, 2026 at 4:38 PM Karibu Nyaggah <karibu@kindora.co> wrote:
>
> Hi Kendra,
>
> This looks good. Both remaining items are addressed, the statements foot,
> and everything from our earlier review remains in place.
>
> We are comfortable confirming the financial statements as final and are
> ready to sign the management representation letter. Justin will sign this
> to get it across the line and then w'ell await the final draft of the
> report (with updated dates).
>
> Thank you again to you, Kamar, and the team for all the work getting this
> over the line.
>
> Best,
>
> Karibu
>
> On Mon, Sep 14, 2026 at 1:29 PM Kendra Gaillard <
> kendra.gaillard@rnbcapitalcpas.com> wrote:
>
> Hi Karibu,
>
>
> Attached is the final draft report.
>
>
>
>
> *Kendra Gaillard, CPA, CIA*
> *Senior Audit Manager*
> *Tel: 352-747-4733 <(352)%20747-4733>*
>
>
>
> On Mon, Sep 14, 2026 at 2:17 PM, <karibu@kindora.co> wrote:
>
> EXTERNAL EMAIL - This email was sent b  a  erson from outside  our
> organization. Exercise caution [redacted]
```

[24] 2026-09-15 11:30 — Assurance E [redacted]

```
Hi Justin,


Apologies but there seems to have been a slight mixup with the management
rep letter. It was an error on my end, but I will have to send you a new
one for proper documentation.


Again apologies on this.


Ricardo Yap

RNB Capital CPAs, LLC

Admin Assistant
```

[25] 2026-09-16 20:50 — JUSTIN

```
Hi team, we're ready for the final report. Everything on our side is
signed. Can you send the dated PDF? Our Form C filing is waiting on it and
```

the campaign goes live next week.

Thanks,

Justin

[26] 2026-09-17 07:37 — Assuran [redacted]

Good day Justin,

Apologies for the delay, but here is your final report. On behalf of the entire RNB team, it was a pleasure working with you and we wish you lots of success on the campaign.

Thank you very much, and we hope to get to work with you again in the future.

All the best,

Ricardo Yap

RNB Capital CPAs, LLC

Admin Assistant

[27] 2026-09-17 11:58 — JUSTIN

Thank you Ricardo, and thanks to the whole team. Two questions before this goes into our Form C, both on completeness rather than anything you've presented.

First, unpaid legal fees. Our outside counsel has billed us $53,480.93 in total and we have paid none of it. Five of those invoices, totaling $19,486.25, are dated between September 2025 and June 22, 2026, so they cover work performed before the balance sheet date. I don't see an accounts payable line on the June 30 balance sheet. Were these considered, and if they weren't, does it change the statements? I'd rather ask now than have it surface in counsel's review.

Second, subsequent events. We signed a $150,000 restricted foundation grant agreement on September 15, the same date as your report, with the project running through September 2027. Note 7 doesn't mention it. Should it, given the size relative to our total assets?

If either one means a revision, tell me what you need from me and I'll turn it around today. We're filing early next week.

Justin

[28] 2026-09-17 12:06 — Karibu Nyagg [redacted]

Should we also mention the 50k for Omidyar? I kind of feel like now we have $200,000 in new revenue, it changes some of the going concern story that we had.

[29] 2026-09-17 12:07 — JUSTIN

I will if I get a countersigned contract today. I signed it. I haven't gotten it from them yet.

On Thu, Sep 17, 2026 at 12:06 PM Karibu Nyaggah <karibu@kindora.co> wrote:

> Should we also mention the 50k for Omidyar? I kind of feel like now we
> have $200,000 in new revenue, it changes some of the going concern story
> that we had.
>
> On Thu, Sep 17, 2026, 11:58 AM Justin Steele <justin@kindora.co> wrote:
>
>> Thank you Ricardo, and thanks to the whole team. Two questions before

>> this goes into our Form C, both on completeness rather than anything you've
>> presented.
>>
>> First, unpaid legal fees. Our outside counsel has billed us $53,408.93 in
>> total and we have paid none of it. Five of those invoices, totaling
>> $19,486.25, are dated between September 2025 and June 22, 2026, so they
>> cover work performed before the balance sheet date. I don't see an accounts
>> payable line on the June 30 balance sheet. Were these considered, and if
>> they weren't, does it change the statements? I'd rather ask now than have
>> it surface in counsel's review.
>>
>> Second, subsequent events. We signed a $150,000 restricted foundation
>> grant agreement on September 15, the same date as your report, with the
>> project running through September 2027. Note 7 doesn't mention it. Should
>> it, given the size relative to our total assets?
>>
>> If either one means a revision, tell me what you need from me and I'll
>> turn it around today. We're filing early next week.
>>
>> Justin
>>
>> On Thu, Sep 17, 2026 at 7:37 AM Assurance Email <
>> assurance@rnbcapitalcpas.com> wrote:
>>
>>> Good day Justin,
>>>
>>>
>>> Apologies for the delay, but here is your final report. On behalf of
>>> the entire RNB team, it was a pleasure working with you and we wish you
>>> lots of success on the campaign.
>>>
>>>
>>> Thank you very much, and we hope to get to work with you again in the
>>> future.
>>>
>>>
>>> All the best,
>>>
>>>
>>> Ricardo Yap
>>>
>>> RNB Capital CPAs, LLC
>>>
>>> Admin Assistant
>>>
>>> On Thu, Sep 17, 2026 at 11:50 AM, <justin@kindora.co> wrote:
>>>
>>> EXTERNAL EMAIL - This email was sent by a person from outside your
>>> organization. Exercise caution when clicking links, opening attachments or
>>> taking further action, before validating its authenticity.
>>>
>>> Hi team, we're ready for the final report. Everything on our side is
>>> signed. Can you send the dated PDF? Our Form C filing is waiting on it and
>>> the campaign goes live next week.
>>>
>>> Thanks,
>>>
>>> Justin
>>>
>>> On Tue, Sep 15, 2026 at 11:30 AM Assurance Email <
>>> assurance@rnbcapitalcpas.com> wrote:
>>>
>>> Hi Justin,
>>>
>>>
>>> Apologies but there seems to have been a slight mixup with the
>>> management rep letter. It was an error on my end, but I will have to send
>>> you a new one for proper documentation.
>>>
>>>
>>> Again apologies on this.
>>>
>>>
>>> Ricardo Yap
>>>
>>> RNB Capital CPAs, LLC
>>>

```
>>> Admin Assistant
>>>
>>> On Wed, Sep 16, 2026 at 12:14 AM, <justin@kindora.co> wrote:
>>>
>>> EXTERNAL EMAIL – This email was sent by a person from outside your
>>> organization. Exercise caution when clicking links, opening attachments or
>>> taking further action, before validating its authenticity.
>>> Signed!
>>>
>>> On Tue, Sep 15, 2026 at 6:59 AM Assurance Email <
>>> assurance@rnbcapitalcpas.com> wrote:
>>>
>>> Hi Justin,
>>>
>>>
>>> Apologies for se
```

[30] 2026-09-17 14:31 — Karibu Nyag [redacted]

```
Based on her last email, may as well disclose them now — only strengthens
our position.

On Thu, Sep 17, 2026, 12:07 PM Justin Steele <justin@kindora.co> wrote:

> I will if I get a countersigned contract today. I signed it. I haven't
> gotten it from them yet.
>
> On Thu, Sep 17, 2026 at 12:06 PM Karibu Nyaggah <karibu@kindora.co> wrote:
>
>> Should we also mention the 50k for Omidyar? I kind of feel like now we
>> have $200,000 in new revenue, it changes some of the going concern story
>> that we had.
>>
>> On Thu, Sep 17, 2026, 11:58 AM Justin Steele <justin@kindora.co> wrote:
>>
>>> Thank you Ricardo, and thanks to the whole team. Two questions before
>>> this goes into our Form C, both on completeness rather than anything you've
>>> presented.
>>>
>>> First, unpaid legal fees. Our outside counsel has billed us $53,488.93
>>> in total and we have paid none of it. Five of those invoices, totaling
>>> $19,466.25, are dated between September 2025 and June 22, 2026, so they
>>> cover work performed before the balance sheet date. I don't see an accounts
>>> payable line on the June 30 balance sheet. Were these considered, and if
>>> they weren't, does it change the statements? I'd rather ask now than have
>>> it surface in counsel's review.
>>>
>>> Second, subsequent events. We signed a $150,000 restricted foundation
>>> grant agreement on September 15, the same date as your report, with the
>>> project running through September 2027. Note 7 doesn't mention it. Should
>>> it, given the size relative to our total assets?
>>>
>>> If either one means a revision, tell me what you need from me and I'll
>>> turn it around today. We're filing early next week.
>>>
>>> Justin
>>>
>>> On Thu, Sep 17, 2026 at 7:37 AM Assurance Email <
>>> assurance@rnbcapitalcpas.com> wrote:
>>>
>>>> Good day Justin,
>>>>
>>>>
>>>> Apologies for the delay, but here is your final report. On behalf of
>>>> the entire RNB team, it was a pleasure working with you and we wish you
>>>> lots of success on the campaign.
>>>>
>>>>
>>>> Thank you very much, and we hope to get to work with you again in the
>>>> future.
>>>>
>>>>
>>>> All the best,
>>>>
>>>>
>>>> Ricardo Yap
```

>>>>
>>>> RNB Capital CPAs, LLC
>>>>
>>>> Admin Assistant
>>>>
>>>> On Thu, Sep 17, 2026 at 11:58 AM, <justin@kindora.co> wrote:
>>>>
>>>> EXTERNAL EMAIL - This email was sent by a person from outside your
>>>> organization. Exercise caution when clicking links, opening attachments or
>>>> taking further action, before validating its authenticity.
>>>>
>>>> Hi team, we're ready for the final report. Everything on our side is
>>>> signed. Can you send the dated PDF? Our Form C filing is waiting on it and
>>>> the campaign goes live next week.
>>>>
>>>> Thanks,
>>>>
>>>> Justin
>>>>
>>>> On Tue, Sep 15, 2026 at 11:38 AM Assurance Email <
>>>> assurance@rnbcapitalcpas.com> wrote:
>>>>
>>>> Hi Justin,
>>>>
>>>>
>>>> Apologies but there seems to have been a slight mixup with the
>>>> management rep letter. It was an error on my end, but I will have to send
>>>> you a new one for proper documentation.
>>>>
>>>>
>>>> Again apologies on this.
>>>>
>>>>
>>>> Ricardo Yap
>>>>
>>>> RNB Capital CPAs, LLC
>>>>
>>>> Admin Assistant
>>>>
>>>> On Wed, Sep 16, 2026 at 12:14 AM, <justin@kindora.co> wrote:
>>>>
>>>> EXTERNAL EMAIL - This email was sent by a person from outside your
>>>> organization. Exercise caution when click

[31] 2026-09-17 14:37 — JUSTIN

They're not countersigned though, so she can't do anything with them right?
You can't recognize a contract that isn't fully executed. What do you
think? I'm trying not to stuff the box given that we were supposed to be
done with this.

[32] 2026-09-17 14:41 — Karibu Nyagga [redacted]

Oh, now I see what you mean. The actual docs are not countersigned. If you
expect them to be countersigned before the reg C form is public, it doesn't
feel like there's any harm in disclosing it unless there's a specific
prohibition in the contracts about disclosing them. Maybe the disclosure
doesn't name them specifically. Maybe it's just that we have a high
confidence revenue pipeline of $200K or something. We can just tell
Rashellee these exist, they're not countersigned, and then let them make
the call on how to do the disclosure.

[33] [RL] 2026-09-17 15:03 — JUSTIN

Totally understand Rashellee, my apologies on this one. Because Karibu was
taking the lead here, I wasn't sure if you all had already discussed this,
and I failed to notice it until I was going through the Form C filing in
detail today. I went through the complete filing again this afternoon and
don't anticipate anything further.

Two separate buckets, since they deserve different treatment.

*Items that existed while the report was being finalized. These are the
ones I should have surfaced earlier.*

- Five legal invoices totaling $19,486.25, dated September 22, 2025 through June 22, 2026, all unpaid, covering work performed before the balance sheet date. All five are attached. Invoice 6536789 carries our counsel's own aging table, which lists those five as fully outstanding.
- Two further invoices dated September 9, 2026 ($33,922.68) covering July work, attached only so you can place them in the right period. There is additional legal work that was performed in August and September but not yet invoiced.
- An independent 409A valuation dated September 7, 2026 setting common stock fair market value at $0.08 per share.
- A $150,000 foundation grant agreement signed September 15, 2026, the same date as your report. It is restricted to a defined research project running through September 2027, commits $64,000 to two subcontractors, and pays in tranches against reporting milestones. Executed agreement attached.
- A contingency, which may need no treatment: on August 3, 2026 we received a cease-and-desist letter from outside counsel for a data provider regarding a prior API license. Their counsel's September 10 proposal to resolve it seeks no money and no equity, our counsel expects any settlement to include a full mutual release, and no loss has been demanded or accrued. I speak with their CEO tomorrow.

Items that arose after your September 15 cutoff, so they could not have been in the report.

- A $25,000 SAFE plus revenue share sold to an accredited investor under Regulation D, signed September 16, 2026. The purchase amount has not yet been received.
- Board and stockholder consents dated September 16, 2026 adopting an equity incentive plan with an 884,706-share reserve, and authorizing restricted share purchases of 115,294 and 57,647 shares by two advisors at $0.08 per share.

One more related-party item for completeness, though I expect it needs nothing: Karibu held a paid Consultant subscription on our own platform, $399 charged in February 2026 and $399 in March 2026, both refunded in April 2026, so net zero. He was President, CPO, COO and a director throughout that period. Flagging it only because the representation letter covers all related-party transactions rather than material ones.

Separately, two items that are not executed and that I assume you cannot recognize, but which may bear on the going concern discussion in Note 1, so I'd rather you have them than not: a $50,000 contract that I have signed with Omidyar Network and returned but have not yet received countersigned, and a $30,000 award approved by the San Francisco Foundation board last week with no contract issued yet. I'll leave it to you whether either merits mention and in what form.

Two process questions. Which of these change the statements, and which are disclosure only? And will you need a new management representation le

[34] 2026-09-17 15:51 — Rashellee Herrera <rashellee.herrera@mbcapitalcpas.

Hi Justin,

We're happy to make these adjustments. However, I want to gently emphasize that we can only account for information that has been shared with us. Matters like this should ideally be captured in the initial disclosure form or raised while the report is being finalized.

Before we make these edits and resubmit, could you confirm if there are any other outstanding details or disclosures we should incorporate?

Rashellee Herrera | CPA,CEPA,CISA,CIA,CFE,cCAE

Managing Partner / Chief Value Advisor

📞+352-744-3475*

171. Three direct investors ready - please prep the Reg D execution version

Opened: 2026-09-[redacted] R · NO LEGEND IN THREAD
External participa[redacted]

[1] [R] 2026-09-04 00:42 — JUSTIN

```
Hi Fredo,

Three checks are ready to paper on the direct lane, so it's time to conform
the execution version of the SAFE + Revenue Share for off-platform
investors (no SPV provisions):

1. Gerald Chertavian, $25,000, investing personally.

2. Liberated Futures Impact Fund, $100,000. A DAF-housed philanthropic fund
(Full Spectrum Impact Fund is the vehicle; Blueprint Collaborative is their
platform). I've asked for the exact legal entity name and will forward it
when it lands. They may want a short impact-reporting side letter, and I'd
rather give them that than a different instrument.

3. Paula Sneed, $25,000, through ImpactAssets. She's funding her
ImpactAssets account now; once she recommends the investment, ImpactAssets
Inc. (a 501(c)(3)) signs as the legal investor and runs its own diligence.
Their process requires execution-ready investment documents before their
clock starts, so this paper will be the gating item for her check.

One structural question before Blueprint starts sharing: they want to
circulate our page to their capital partners, and I expect some of those to
be $25K+ checks that belong in the direct lane, not the SPV. Does that mean
we should run the direct lane as 506(c) with accreditation verification, or
keep it 506(b) and restrict Blueprint to one-to-one warm introductions? I'd
like to be able to take those checks directly, so tell me what that
requires.

Justin
```

[2] 2026-09-04 18:31 — "Silva, Alfredo B. [redacted]

```
Hi Justin,

We're working on putting together the "private" sale version of the agreement already, and have a draft in progress for that as
well as the board consent and the individualized version for Gerald. We'll get this all to you as a package later today or by
Tuesday.

I think for everything you do prior to filing the Reg C statement, you can do this as 506(b) as long as you don't do general
solicitation. I think Blueprint sharing with their LPs/capital sources and making one-on-one intros is fine for these purposes.

Best regards,
Fredo
```

---

172. Open to intro?

Opened: 2026-09-04 [redacted] AL · LEGEND PRESENT
External participant [redacted]

[1] 2026-09-04 10:0[redacted]

```
Hi Justin,

I hope you're heading into the weekend with some family and outdoor time
ahead of you!

When we met, we told you about Back to Earth, an org that takes young
people on outdoor experiences. We just funded Kindora access for them -
they are so excited. Given the related missions of your work with Outdoor
Rithim and Back to Earth's work, I wondered if you'd be open being
connected directly to Eli, founder and ED of B2E. He's a thoughtful guy and
working to expand the reach and impact of his work. I suspect you'd have
plenty to talk about in both directions.

Let me know - and thanks for considering.
```

```
Warmly,
Annie

--
-----------------------------------
Annie Ulevitch
Executive Director
The Solid Foundation <http://www.startsolid.org>
<http://www.startsolid.org>annie@startsolid.org
-----------------------------------
```

[2] [RL] 2026-09-04 10:06 — JUSTIN

```
Hey Annie! Eli actually sent me a short connection note on LinkedIn
yesterday, and I took a quick spin through Back to Earth. LOVE their work.
Kindred spirits for sure. I already told him I'm happy to connect if he
wants to talk. So, connection made! But feel free to make a more formal
introduction if you think more context would be helpful.

I'm excited for Kindora to be supporting a couple of your grantees. If they
have any feedback or requests, I'm here to build.

I've also updated the pitch deck and memo with the very helpful feedback
you and James provided. I now have more detailed market sizing and customer
economics info. I'm keeping all the materials updated here:

https://wefunder.com/kindora

Have a great weekend Annie! We're headed up to Tahoe today to take 45 folks
to D.L. Bliss Campground for the weekend :)

Justin

*Kindora is "testing the waters" to gauge interest in a potential future
offering under Regulation Crowdfunding. No money or other consideration is
being solicited, and if sent in response, it will not be accepted. No offer
to buy securities can be accepted, and no part of any purchase price will
be received, until an offering statement (Form C) is filed with the SEC,
and then only through Wefunder's platform. Any indication of interest
involves no obligation or commitment of any kind.*
```

[3] 2026-09-04 14:03 — Annie Ulevitc [redacted]

```
Hi Justin, sounds great all around!

Have a great weekend - enjoy Tahoe.

-Annie
On Fri, Sep 4, 2026 at 10:07 AM Justin Steele <justin@kindora.co> wrote:

> Hey Annie! Eli actually sent me a short connection note on LinkedIn
> yesterday, and I took a quick spin through Back to Earth. LOVE their work.
> Kindred spirits for sure. I already told him I'm happy to connect if he
> wants to talk. So, connection made! But feel free to make a more formal
> introduction if you think more context would be helpful.
>
> I'm excited for Kindora to be supporting a couple of your grantees. If
> they have any feedback or requests, I'm here to build.
>
> I've also updated the pitch deck and memo with the very helpful feedback
> you and James provided. I now have more detailed market sizing and customer
> economics info. I'm keeping all the materials updated here:
>
> https://wefunder.com/kindora
>
> Have a great weekend Annie! We're headed up to Tahoe today to take 45
> folks to D.L. Bliss Campground for the weekend :)
>
> Justin
>
> *Kindora is "testing the waters" to gauge interest in a potential future
> offering under Regulation Crowdfunding. No money or other consideration is
> being solicited, and if sent in response, it will not be accepted. No offer
> to buy securities can be accepted, and no part of any purchase price will
```

```
> be received, until an offering statement (Form C) is filed with the SEC,
> and then only through Wefunder's platform. Any indication of interest
> involves no obligation or commitment of any kind.*
>
> On Fri, Sep 4, 2026 at 10:00 AM Annie Ulevitch <annie@startsolid.org>
> wrote:
>
>> Hi Justin,
>>
>> I hope you're heading into the weekend with some family and outdoor time
>> ahead of you!
>>
>> When we met, we told you about Back to Earth, an org that takes young
>> people on outdoor experiences. We just funded Kindora access for them -
>> they are so excited. Given the related missions of your work with Outdoor
>> Rithim and Back to Earth's work, I wondered if you'd be open being
>> connected directly to Eli, founder and ED of B2E. He's a thoughtful guy and
>> working to expand the reach and impact of his work. I suspect you'd have
>> plenty to talk about in both directions.
>>
>> Let me know - and thanks for considering.
>>
>> Warmly,
>> Annie
>>
>> --
>> ----------------------------------
>> Annie Ulevitch
>> Executive Director
>> The Solid Foundation <http://www.startsolid.org>
>> <http://www.startsolid.org>annie@startsolid.org
>> ----------------------------------
>>
>>
>>
>
> --
>
>
>
> Justin Steele
>
> Co-Founder & CEO
>
>
> justin@kindora.co
>
> www.kindora.co
>
> LinkedIn Profile <https://www.linkedin.com/in/justinrichardsteele/>
>
```

---

173. Intro to Anthony Politis?

Opened: 2026-0[redacted] **R · NO LEGEND IN THREAD**
External particip[redacted]

[1] 2026-09-04 1[redacted]

```
Hey Justin,

I chatted with this guy ( https://www.linkedin.com/in/antonispolitis-givelink/ ) the other day.

Really cool guy, building a tech startup to help non-profits - so I thought of you.

He was super interested in Kindora, and connecting with you.

Let me know if you're open to an intro. He might do a community round in the future, and I would expect he might invest in
Kindora! I thought his investors might be good fits for you as well, and that you guys would benefit from each other.

Let me know if you're open to connecting with him. No worries if you're too swamped with the fundraising right now.

Cheers,
```

```
Jonny

*Jonny Price*
President
Wefunder ( http://wefunder.com )
415-297-4763

Twitter Icon Small Circle ( https://x.com/JonnyCPrice ) LinkedIn Icon Small Circle ( https://www.linkedin.com/in/jonnyprice/ )

Wefunder overview deck for founders ( https://docsend.com/v/qm4gc/wefunderoverviewdeck )
Why I work for Wefunder ( https://www.linkedin.com/pulse/why-i-work-wefunder-jonny-price/?trackingId=5c4DX0ZKRF6QuYdvPNg6IQ%3D%3D
)

The proudest I have ever been as a dad ( https://www.facebook.com/jonny.price.161/videos/10103670068016440/?
notif_id=1589670514403635&notif_t=feedback_reaction_generic )
```

[2] [R] 2026-09-08 10:12 — JUSTIN

```
For sure! Happy to take the intro. Thank Jonny.

On Fri, Sep 4, 2026 at 8:17 AM Jonny Price <jonny@wefunder.com> wrote:

> Hey Justin,
>
> I chatted with this guy
> <https://www.linkedin.com/in/antonispolitis-givelink/> the other day.
>
> Really cool guy, building a tech startup to help non-profits - so I
> thought of you.
>
> He was super interested in Kindora, and connecting with you.
>
> Let me know if you're open to an intro. He might do a community round in
> the future, and I would expect he might invest in Kindora! I thought his
> investors might be good fits for you as well, and that you guys would
> benefit from each other.
>
> Let me know if you're open to connecting with him. No worries if you're
> too swamped with the fundraising right now.
>
> Cheers,
>
> Jonny
>
>
>
> *Jonny Price *
> President
> Wefunder <http://wefunder.com>
> 415-297-4763 <(415)%20297-4763>
>
> [image: Twitter Icon Small Circle] <https://x.com/JonnyCPrice> [image:
> LinkedIn Icon Small Circle] <https://www.linkedin.com/in/jonnyprice/>
>
> Wefunder overview deck for founders
> <https://docsend.com/v/qm4gc/wefunderoverviewdeck>
> Why I work for Wefunder
> <https://www.linkedin.com/pulse/why-i-work-wefunder-jonny-price/?trackingId=5c4DX0ZKRF6QuYdvPNg6IQ%3D%3D>
> The proudest I have ever been as a dad
> <https://www.facebook.com/jonny.price.161/videos/10103670068016440/?notif_id=1589670514403635&notif_t=feedback_reaction_generic>
>
>

--



Justin Steele

Co-Founder & CEO


justin@kindora.co

www.kindora.co
```

```
LinkedIn Profile <https://www.linkedin.com/in/justinrichardsteele/>
```

[3] 2026-09-08 17:22 — Jon [redacted]

```
Sent 👍

You got it. Really liked this dude.

*Jonny Price*
President
Wefunder ( http://wefunder.com )
415-297-4763

Twitter Icon Small Circle ( https://x.com/JonnyCPrice ) LinkedIn Icon Small Circle ( https://www.linkedin.com/in/jonnyprice/ )

Wefunder overview deck for founders ( https://docsend.com/v/qm4gc/wefunderoverviewdeck )
Why I work for Wefunder ( https://www.linkedin.com/pulse/why-i-work-wefunder-jonny-price/?trackingId=Sc4DX0ZKRF6QufdvPNg6IQ%3D%3D
)

The proudest I have ever been as a dad ( https://www.facebook.com/jonny.price.161/videos/10103670068016440/?
notif_id=1589678514403635&notif_t=feedback_reaction_generic )
```

---

174. Networking --> Mistral

Opened: 2026-0 - [redacted] **LEGEND PRESENT**
External partici [redacted]

[1] 2026-09-09 [redacted]

```
Hi Justin,

Thanks again for the connection to Rowan - we're speaking the week after
next.

Do you mind if I reach out with another networking request?

From LinkedIn I see that you're connected to Gabriela Fernandez-Cuervo,
Ph.D. <https://www.linkedin.com/in/gabrielafcv/>

She currently works at Mistral - a French AI company I'm trying to get a
better read on.

Would you be able to send her a quick ping on my behalf? I'm drafting
language below, to facilitate things.

Thank you and all my best,

Simon

*Draft language *

Hi Gabriela,

I'm reaching out on behalf of my friend Simon, who recently relocated to
France and is exploring public interest and civic AI in the European
ecosystem (https://www.linkedin.com/in/simon-morfit/).

Simon is a Bridgespan (Bain & Co. affiliate) alum who currently leads
large-scale Google.org-funded initiatives helping nonprofits in the US and
Ireland adopt AI. He's been following Mistral's work closely, especially
the *AI for Citizens* initiative and your emphasis on open ecosystems and
sovereign compute.

He's eager to learn how Mistral is thinking about its future impact work -
e.g., extending sovereign AI into civil society and additional public
interest tech efforts. Would you have time for a quick introductory chat,
or could you point him toward the right person on your public
sector/partnerships team?
```

[2] [RL] 2026-09-10 19:42 — JUSTIN

Hey Simon,

Glad the Rowan connection is moving. And yes on Gabriela, happy to send it. Your draft language is good, I'll pass it along close to as written.

Also, I sent you that investor note on September 3rd about the round we're running for Kindora, and it sounds like it never got to you. I just forwarded it over. Worth checking spam if it isn't in your inbox.

Justin

Kindora is "testing the waters" to gauge interest in a potential future offering under Regulation Crowdfunding. No money or other consideration is being solicited, and if sent in response, it will not be accepted. No offer to buy securities can be accepted, and no part of any purchase price will be received, until an offering statement (Form C) is filed with the SEC, and then only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

---

175. Kindora - Advisor Equity and Reg D Safe

Opened: 2026-09-09 [redacted]

[redacted]

Justin,

We've prepared the attached documentation in connection with the adoption of your retention of two advisors, adoption of an equity plan and approval of awards to those advisors, approval of the Reg D SAFE round, and the SAFE for Gerald. Probably the documents to focus on are the board consent, which covers all the transactions, the redline of the Reg D SAFE to the last draft of the Reg C SAFE, so you can see the changes, and the advisor agreements to make sure everything looks in order. One other note, for the awards, based on our checking linkedin, we assume George is in MA and Susan is in CA, but let us know if that's not the case (matters for blue sky filings).

We look forward to your comments.

Best regards,
Fredo

Alfredo B. D. Silva
Partner
asilva@mofo.com<mailto:asilva@mofo.com>
T: +1 (415) 268-6213
C: +1 (203) 231-8122

Morrison Foerster
425 Market St.
San Francisco, CA 94105

[cid:image001.png@01D04058.D5486250]

mofo.com<https://www.mofo.com/> | LinkedIn<https://www.linkedin.com/company/morrison-&-foerster-llp> | Twitter<https://twitter.com/MoFoLLP>

[2] [R] 2026-09-09 21:51 — JUSTIN

Amazing, thanks for this. The package looks right. Residency is as you assumed: Gerald in Massachusetts, Susan in California.

A few drafting fixes before I sign, all to match terms already agreed:

1. Gerald's vesting is 48 months with a 3-month cliff, monthly after. The docs have a 12-month cliff in three places: his offer letter ("cliff after the first twelve months"), his RSPA (1/4th at the first anniversary, and it

also says fully vested on the third anniversary, which doesn't foot with 1/48th monthly), and Exhibit F note 1 to the board consent. Should read: 1/16th at three months after the Vesting Commencement Date, then 1/48th monthly until fully vested at 48 months. Susan's (1/8th at three months, then 1/24th monthly) is correct.

2. The Note to Draft on the cap tiers is stale. I moved the early-bird tier from $150K to $1M a few weeks ago: the first $1M invested, across the Wefunder and direct lanes combined, gets the $10M cap, and everything after that is $12M. That's what the live page and the memo say. Please update the note and make sure the Reg CF version carries the same $1M.

3. Two small cleanups: the plan's ISO limit says ten times the Share Reserve while both consents say twice (1,729,412), and the private SAFE still refers to "Other Revenue Share Agreements" in Section 10(b) after that definition was deleted.

The pool stays at 864,706. Nothing else changes.

[3] 2026-09-10 18:14 — "Silva, Alfredo [redacted]

Hi Justin, thanks for the close review, we'll make these changes.

For sequencing, agreed on getting the advisor agreements signed first, then you need to get the board and stockholder consent done and dated same day (updating the VCD in the board consent exhibit to the applicable advisor agreement sign date), and then RSPAs go out (with the updated VCDs). I'd try to get the RSPAs out sooner than 14 days after the board consent – once that and the stockholder consent are signed, no real reason to hold.

We'll also get you get you a 25102(o) notice to complete and file with CA as part of this (the option plan securities filing). @Zahran, Mariam<mailto:MZahran@mofo.com> can coordinate with our paralegals to get that drafted and filed, as well as to check on any MA blue sky obligations based on your confirmation that Gerald is there.

Thanks,
Fredo

[4] 2026-09-11 18:12 — "Zahran, Maria [redacted]

Hi Justin,

Please see attached the full suite of documents, along with redlines against the versions you last reviewed for those documents we made revisions to.

Let us know of any further comments.

Best,
Mariam Zahran
Associate
[cid:image001.png@01DD41DE.6E717F60]

[5] [R] 2026-09-12 01:50 — JUSTIN

Hi Mariam,

Thanks, this looks right. The cliff is corrected in all three places and the ISO limit now matches the consents.

Two things left.

Gerald's SAFE uses "Other Revenue Share Agreements" three times, in the subordination and payment priority language, but the definition isn't in his version. The public one still has it. Either add the definition back to his or drop the references.

And the redlines cover a Private SAFE, but the Word files are Public and Gerald's. Is the private version now Gerald's, or is there a third instrument?

The advisor agreements read clean for both, so I'll move ahead on those.

Justin

[6] 2026-09-12 17:35 — "Silva, Alfredo [redacted]

Hi Justin,

To clarify, there are only two forms, the public form and the private form. There isn't a third form for Gerald, his SAFE just the individualized version of the private form that dropped his name and investment amount in. With apologies, it looks like we had a version control/attachment issue and failed to send you the updated form of private SAFE and the updated completed form for Gerald, and accidentally re-sent the prior form for Gerald.

See the correct clean private form and individualized Gerald SAFE attached.

Thanks,
Fredo

---

176. Fwd: Kindora is raising, and I want you in first

Opened: 2026-09-10 19:42 · **Messages:** 1 (1 outbound) · **EXTERNAL** · **LEGEND PRESENT**
External participant [redacted]

[1] [RL] 2026-09-10 19:42 — JUSTIN

Hey Simon,

Sending this again since it looks like it never reached you.

Justin

---------- Forwarded message ---------
From: *Justin Steele* <justin@truesteele.com>
Date: Fri, Sep 4, 2026 at 12:00 AM
Subject: Kindora is raising, and I want you in first
To: <simon.morfit@gmail.com>

Hey Simon,

Wanted to bring you up to speed on my latest chapter and invite you in. As you know, since Google I've been building Kindora, the AI that helps social sector orgs get funded. I built it from what I learned watching people like you work, and I've funded it mostly out of my own retirement.

And it's working. Two thousand orgs are on it now, doubling about every 90 days, and Anthropic made us a featured partner <https://claude.com/customers/kindora>. Investors want in, and it's time to raise a round so I can hire a team. But before the round opens to the public in September, I'm inviting a hundred folks who built this sector to invest first. My people. We're calling them the Kinfolk of Kindora, and you were one of the first I thought of.

You've been arguing nonprofits should own their own evidence, not rent it. Kindora is that same idea pointed at funding.

AI is being built by strangers. I want Kindora built with kinfolk. The people who built this sector should have a stake in what's being built for it.

Kindora is a for-profit public benefit corporation, and this is a real, high-risk investment, not a donation. It's also a crowd raise, on purpose. A deal like this would normally be open only to accredited investors, and honestly the easy version of this raise is ten big checks. I want this round to be a show of solidarity among the leaders I most respect in this sector, so the entry point is a nonbinding reservation starting at $100, and at any size you come in on the same economics as our biggest investors. You can reserve directly at wefunder.com/Kindora, where the terms and honest risks are laid out in full.

I don't want to build this alone, and I don't want to own it alone. Will you take a bet on me?

If it isn't right for you, no explanation needed.

Justin

P.S. Whether you invest or not, I'd still love one sentence from you to help shape the Family Covenant the first hundred will publish together: *AI in the social sector should never ______. It should always ______.* Name

```
attached or anonymous, your call. If you don't say, it stays between us.

*Kindora is "testing the waters" to gauge interest in a potential future
offering under Regulation Crowdfunding. No money or other consideration is
being solicited, and if sent in response, it will not be accepted. No offer
to buy securities can be accepted, and no part of any purchase price will
be received, until an offering statement (Form C) is filed with the SEC,
and then only through Wefunder's platform. Any indication of interest
involves no obligation or commitment of any kind.*
```

---

177. Donor Engagement Committee & Kindora

Opened: 2026-09-1[redacted] **THREAD**
External participa[redacted]

[1] 2026-09-11 15:1[redacted]

```
Justin,

I have been requested to chair the newly named Donor Engagement Committee.
My hope is to have a meeting next week with Rehana and Valerie so I can
better understand what exactly is being asked of me. After that meeting I
would like to touch base with you and the other members of the committee to
start bringing everyone up to speed on expectations for how this committee
will operate. Attached is the committee charge for reference.

Separately I would like to find a time to discuss how I can help spread the
gospel of Kindora.

Have a nice weekend,
Christopher
```

[2] [R] 2026-09-15 20:20 — JUSTIN

```
Hey Christopher, glad you're taking on the Donor Engagement Committee!
Count me in for the touch-base once you've met with Rehana and Valerie, and
I'm ready to help the committee deliver however I can.

And yes, would love to talk Kindora. We just crossed 2,100 organizations,
multiple funders now sponsor seats for their grantees, and our community
investor round opens publicly next week. Everything lives here if you want
a look before we talk: wefunder.com/kindora. If you're up for it, I'd love
to pick your brain. If so, pick any time that works:
https://calendly.com/justin-kindora/justin-meet

Justin
```

---

178. Your $25,000 investment paper

Opened: 2026-09-12 15:30 · **Messa es:** 1 1 outbound) · **EXTERNAL** · **NO LEGEND IN THREAD**
External participan [redacted]

[1] [R] 2026-09-12 15:30 — JUSTIN

```
Hi Gerald, we have your Kindora investment paper ready. You can view and
sign it at this link:

https://docuseal.com/s/6iKbihKr3NazBW

This is the SAFE + Revenue Share, and it's the same form every investor in
the round signs. I can't vary the terms for individual investors because
the crowd on Wefunder, the direct investors, and you are all on identical
terms. Wefunder also needs that to be true to count your investment toward
the campaign total.

The terms: $25,000, a $10M valuation cap as an early-bird investor, and the
revenue share at 3% of revenue up to a 1.5x return, which only starts if
and when we pass $3M in annual recurring revenue. After three years you can
convert to equity instead. The full detail is in the document and on the
Wefunder page.
```

Once you sign, I'll get a board consent executed and then countersign. I'll send funding instructions then.

If something in it looks wrong, tell me and I'll take it to our counsel. I just can't negotiate the commercial terms without changing them for everyone.

Thanks Gerald. It means a lot to have you on as an investor!

Justin

179. Kindora's raise

Opened: 2026-09-1 [redacted] (1 outbound) · **EXTERNAL** · **NO LEGEND IN THREAD**
External participant [redacted]

[1] [R] 2026-09-15 08:00 — JUSTIN

Hi David,

Quick follow up on our conversation after last week's board meeting, separate from anything at SFF.

As I mentioned, I'm raising for Kindora. Where it stands: 2,000+ organizations on the platform, 112 paying, roughly $105K of recurring revenue, and no paid acquisition channel. Anthropic featured us as a customer story <https://claude.com/customers/kindora> and just gave us a grant to cover our API costs for a year. We're at ~$240K committed or reserved against a $1M target, all from people I know directly in this early outreach, and we open publicly on September 23.

The offering is a SAFE with a capped revenue share, built so the company can return capital while maintaining agency in deciding if/when to sell. I know you built AVP as an evergreen firm, so you've thought harder than most about what happens when a fund's clock and a company's clock disagree. I'd love your read on the instrument and whether I'm threading the needle well.

Everything is at wefunder.com/kindora, including the deck. Accredited investors can go direct on the same terms instead of through the crowd vehicle, which is probably the lane for folks in your world.

I'm at 415-844-8345 if you'd like to have a quick chat. Or if it's easier to schedule, here's my Calendly:

https://calendly.com/justin-kindora/justin-meet

Thanks David!

Justin

180. Re: Lead Investor

Opened: 2026-09-1 [redacted] XTERNAL · LEGEND PRESENT
External participan [redacted]

[1] 2026-09-15 13:3 [redacted] —

Hi John,

Great to hear. The SPV Operating Agreement is attached. Wefunder calls it the LLC Agreement, it's a Delaware series LLC, and the document is identical for every company on the platform. Also attached is the Series Appendix, the one-page form Wefunder fills in for our series after the Form C is signed, which is where your name goes. The Proxy Agreement linked in the article you found is what you'd actually sign, and "Lead Investor" and "Investor Representative" are the same role. Wefunder confirmed that in writing last week after our counsel flagged the mismatch.

There's not a final draft Form C yet. Wefunder generates it from their checklist once the reviewed financials are uploaded, and our CPA's review

report just wrapped. Wefunder then does a compliance pass before anything is signed or filed. I'll send you the draft the day it exists, and you'll have it before it's filed.

[2] 2026-09-15 14:26 — JUSTIN

That shouldn't be a problem if you're investing through Wefunder. We have 43 investors and climbing there, and they are all pooled into one SPV. That member-counting rule is the private-fund cap under 3(c)(1), which is what limits Reg D SPVs. Our Reg CF SPV runs under Rule 3a-9 instead, which has no investor cap and no look-through, so your LLC would be one investor in it. The thing worth checking is the LLC's investment limit. If it's accredited, there's no limit. If not, the limit is based on the LLC's revenue and net assets rather than yours personally. You can add the entity under Investor Information on your Wefunder account and move the reservation over.

[3] 2026-09-15 15:50 — John Grossma [redacted]

Justin:

Working on getting to "yes" and think we can. Can you share the SPV Operating Agreement with me? Be good to see your draft Form C too.

Thanks!

JG

—
John Grossman
(pronouns: he|him|his)

[4] 2026-09-15 16:54 — John Gross [redacted]

Thanks — I will run this past counsel but should be ok. One question I have is: ideally, we would invest through our family LLC but I think you may need to count each member of the LLC (there are 5 of us) as an investor. Assumung that is true, will that make it harder for you? I know there is a cap on the number of investors.

JG

[5] [RL] 2026-09-17 10:01 — JUSTIN

Hi John, the reviewed financials came in this morning. Attached.

One note as you read it: it's a June 30 snapshot. The weekly updates on the Wefunder page have where we are now.

That was the last item Wefunder was waiting on. They're drafting the Form C now and I've asked for it Friday. Our counsel at Morrison Foerster reviews it before anything is filed.

Wefunder requires the lead investor to be confirmed before the Form C is filed, and we're aiming to file Monday or Tuesday to launch Wednesday. So if your counsel needs longer, tell me and I may need to line up a backup option.

Anything else you or your counsel want, say the word and I'll get it over today.

Justin

Kindora is "testing the waters" to gauge interest in a potential future offering under Regulation Crowdfunding. No money or other consideration is being solicited, and if sent in response, it will not be accepted. No offer to buy securities can be accepted, and no part of any purchase price will be received, until an offering statement (Form C) is filed with the SEC, and then only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

[6] 2026-09-17 13:30 — John Grossma [redacted]

```
Thanks -- will check in with her now.

JG

On Thu, Sep 17, 2026 at 1:02 PM Justin Steele <justin@kindora.co> wrote:

> Hi John, the reviewed financials came in this morning. Attached.
>
> One note as you read it: it's a June 30 snapshot. The weekly updates on
> the Wefunder page have where we are now.
>
> That was the last item Wefunder was waiting on. They're drafting the Form
> C now and I've asked for it Friday. Our counsel at Morrison Foerster
> reviews it before anything is filed.
>
> Wefunder requires the lead investor to be confirmed before the Form C is
> filed, and we're aiming to file Monday or Tuesday to launch Wednesday. So
> if your counsel needs longer, tell me and I may need to line up a backup
> option.
>
> Anything else you or your counsel want, say the word and I'll get it over
> today.
>
> Justin
>
>
> *Kindora is "testing the waters" to gauge interest in a potential future
> offering under Regulation Crowdfunding. No money or other consideration is
> being solicited, and if sent in response, it will not be accepted. No offer
> to buy securities can be accepted, and no part of any purchase price will
> be received, until an offering statement (Form C) is filed with the SEC,
> and then only through Wefunder's platform. Any indication of interest
> involves no obligation or commitment of any kind.*
>
> On Tue, Sep 15, 2026 at 4:54 PM John Grossman <johngrossman66@gmail.com>
> wrote:
>
>> Thanks -- I will run this past counsel but should be ok.  One question I
>> have is: ideally, we would invest through our family LLC but I think you
>> may need to count each member of the LLC (there are 5 of us) as an
>> investor.  Assumung that is true, will that make it harder for you?  I know
>> there is a cap on the number of investors.
>>
>> JG
>>
>> On Tue, Sep 15, 2026 at 4:32 PM Justin Steele <justin@kindora.co> wrote:
>>
>>> Hi John,
>>>
>>> Great to hear. The SPV Operating Agreement is attached. Wefunder calls
>>> it the LLC Agreement, it's a Delaware series LLC, and the document is
>>> identical for every company on the platform. Also attached is the Series
>>> Appendix, the one-page form Wefunder fills in for our series after the Form
>>> C is signed, which is where your name goes. The Proxy Agreement linked in
>>> the article you found is what you'd actually sign, and "Lead Investor" and
>>> "Investor Representative" are the same role. Wefunder confirmed that in
>>> writing last week after our counsel flagged the mismatch.
>>>
>>> There's not a final draft Form C yet. Wefunder generates it from their
>>> checklist once the reviewed financials are uploaded, and our CPA's review
>>> report just wrapped. Wefunder then does a compliance pass before anything
>>> is signed or filed. I'll send you the draft the day it exists, and you'll
>>> have it before it's filed.
>>>
>>> On the risk itself, 6.4 of the Proxy Agreement lets any investor enforce
>>> the good-faith standard against you directly, and 6.1 has Kindora
>>> indemnifying you short of gross negligence or bad faith.
>>>
>>> Frances MacKethan (frances@wefunder.com) is the right person at
>>> Wefunder if your lawyer wants to go direct. They need the representative
>>> named before the Form C files, which is looking like the end of this week.
>>> If you need longer than that, tell me and I'll see what I can hold.
>>>
>>> Thank you again for considering it! I appreciate you doing some lifting
>>> here
```

[7] 2026-09-17 15:41 — JUSTIN

```
Hey John, good question.

We carry general liability, cyber and tech E&O, and workers comp.

What stands behind you right now is Section 6.1 of the Proxy Agreement and
Kindora's contractual indemnification. You've put your finger on a
potential limit.

I'm placing D&O through TigerMark, the program built specifically for Reg
CF issuers, introduced to us by Wefunder's president. Quotes are in hand.
Before I sign anything, I have asked the carrier two questions: whether the
Lead Investor and Investor Representative can be named as an insured
parties for those duties (including the direct enforcement right in 6.4),
and whether the policy would fund your defense in the case you describe,
where Kindora can't indemnify you. I'll share what comes back.

Justin
```

[8] 2026-09-17 18:04 — John Grossm [redacted]

```
I am in.  I do want to understand, though, what my exposure would be in the
unlikely event that Kindora goes away making the indemnification moot and
the further unlikely event that I was sued.  Do you have D&O or other
insurance that would cover me as the Lead Investor?

JG
```

[9] 2026-09-18 11:34 — John Grossma [redacted]

```
Thanks.  I see the risk as minimal — albeit one that I would like to
insure if possible.  So while we wait to hear from our insurance people,
let's move forward.  What do you need from me?

JG
```

---

181. Lines for Dan, and our one-pager

Opened: 2026-09-1 [redacted] nd) · **EXTERNAL** · **LEGEND PRESENT**
External participan [redacted]

[1] [RL] 2026-09-1 [redacted]

```
Hey Jacqueline, so good talking last week. We are kindred spirits in this
work and it gave me a boost of energy catching up.

Here are the lines for Dan, written so you can paste them straight in:

»Kindora is AI fundraising infrastructure for the nonprofits priced out of
professional tools: 2,100+ organizations in year one on almost no paid
marketing, just crossed $100K in recurring revenue, and three foundations
already pay for their grantees' seats. It's a Delaware public benefit
corporation raising $1M on a post-money SAFE plus a capped revenue share,
built to return capital without requiring a near-term exit. Camelback
Ventures wrote the first check, and Gerald Chertavian, the Year Up founder,
came on as advisory board chair and investor. The founder is Justin Steele:
ten years directing Google.org's Americas philanthropy portfolio, Harvard
MBA/MPA, engineer, and he built the product and the data layer himself.
Public launch on Wefunder is September 23, and the direct lane is open now
for larger checks on the same terms.«

Pitch deck and materials available here: https://wefunder.com/kindora

Say the word if a different framing would land better with Dan.

And send the Murado deck when you're ready. I'll come back with notes and
any doors worth opening.

Justin
```

Kindora is "testing the waters" to gauge interest in a potential future offering under Regulation Crowdfunding. No money or other consideration is being solicited, and if sent in response, it will not be accepted. No offer to buy securities can be accepted, and no part of any purchase price will be received, until an offering statement (Form C) is filed with the SEC, and then only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

---

182. Data Room for Due Diligence

Opened: 2026-0[redacted]RNAL · NO LEGEND IN THREAD

External partici[redacted]

[1] 2026-09-16 1[redacted]

Hi Justin,

We received a Philanthropic Investment Grant Recommendation from Theresa Tribble, Sophia Cook, and Jacquelline Fuller for Kindora, and they provided your contact information for more information about the company.

We always ask potential investees to share their data room with us for our due diligence process—— could you provide access as soon as you are able?

We are looking for any materials that would help us assess the financial prudence and potential social impact of an investment in Kindora. If you have a pitch deck, information about your business model/operations, budgets/other financial documents, or anything along those lines, they would be much appreciated.

As a heads up, one document we do require is proof of good standing (i.e. Certificate of Existence in WA, Certificate of Good Standing in DE, etc.). If the LLC was incorporated less than a year ago, then a Certificate of Incorporation will suffice.

Thank you,

[image: realizeimpact.org] <http://realizeimpact.org> *Tara Joshi* (she/her)
Senior Investment Associate

[2] [R] 2026-09-16 22:50 — JUSTIN

Hi Tara,

Thanks for getting this started. Here's the Kindora PBC data room <https://drive.google.com/drive/folders/1BVm8vqCY3VAH7Nqm5KK61YKtbk8N6mNN>, shared view-only with this address.

Company and legal. Our Delaware Certificate of Status, certificate of incorporation and bylaws. We provided the certificate to Realize Impact in August with our fiscal sponsorship application, and it's in there again.

Overview and impact. Our investor deck, one-pager, impact report, community plan and capital plan.

Financials. Reviewed financial statements from RNB Capital CPAs, inception through June 30, 2026. This is their final draft. I'll swap in the dated report as soon as it arrives and let you know.

Investment terms. Our SAFE + Revenue Share agreement (private placement form), finalized by our counsel at Morrison Foerster.

Katy mentioned that Realize Impact can pool donor recommendations into a single investment. We'd like to do it that way, with one agreement on the private form.

Let me know if anything else would help your review.

Justin

---

183. sgsp x bbcon expo hall

Opened: 2026-09-16 [redacted] **END IN THREAD**
External participant [redacted]

[1] 2026-09-16 20:35 [redacted]

```
Lizzie Schaffer

She/ Her/ Hers

GM, Social Good Startup Program

Fintech + Innovation/ Product Technology Group


[cid:8da64fa8-d9f7-4f84-9ec5-b0f1ab488944]


Blackbaud, Inc.

Charleston, SC (EST)

Direct: 888-799-7991

lizzie.schaffer@blackbaud.com<mailto:lizzie.schaffer@blackbaud.com>  | blackbaud.com<https://www.blackbaud.com/>


This email contains confidential and proprietary information. It is for the intended recipient only. If an addressing or
transmission error has misdirected this email, please notify the author by replying to this email. If you are not the intended
recipient, you may not use, disclose, distribute, copy, or print this email.


[cid:f9ebd9d6-5953-41b5-8928-659ebaaf6be8]<https://blackbaud.swoogo.com/sgspshowcase26/begin?i=WilK5-PM04CWzIykKJnrmibtA5phTpll>



Sensitivity: Public

Sensitivity: Public

Sensitivity: Public
[cid:44bb4e21-4197-407a-b193-4712b6394f06]
<https://outlook.office.com/bookwithme/user/5ee8ca31d6d74de6a68d6587235429c7@blackbaud.com?
anonymous&ep=signature&ismsaljsauthenabled>
Book time to meet with me<https://outlook.office.com/bookwithme/user/5ee8ca31d6d74de6a68d6587235429c7@blackbaud.com?
anonymous&ep=signature&ismsaljsauthenabled>
```

[2] [R] 2026-09-16 23:17 — JUSTIN

```
Hi Lizzie,

I'm super bummed, but I took another swing at it today, and I can't make
bbcon.

That week is brutal for us. Karibu is out of the country. It's Oakland Tech
Week here and the Omidyar Network (with whom we just signed our biggest
contract) is hosting a gathering we're part of on Thursday. We present at
Forward Global (another major partner) on Friday. And the OpenAI Foundation
just moved our in person meeting from tomorrow to Monday the 28th, which
conflicts with the Partner Summit. Since OpenAI is our biggest expense
after staff, it's a top priority partnership for us.

We're spread too thin. Two of us doing all of it, which is exactly why
we're raising and hiring. As mentioned on the call, attached are drafts for
the two roles: an Operations & Community Manager and an Enterprise
Partnerships Manager. Both will change a lot. We're gathering feedback now
and thinking through who we'd actually want in each seat. If folks coming
off the Blackbaud side come to mind, send them my way. I'd also take your
reaction to the drafts themselves.

I'm still all in on this partnership. The NXT integration is live, we
picked up a customer right after the showcase, and I want to keep pushing
on the individual prospecting piece you raised and get the sign up
incentive finished. bbcon 2027 I want to do right, with real customer
```

stories and a team to staff it.

Thank you for the demo stations, the stage slot and the intros. I hate
handing those back. It's my fault for not having enough staffing to cover
everything in this early phase of Kindora.

Justin

[3] 2026-09-16 23:58 — Karibu Nyagg [redacted]

Good note. If we do win, I'm sure she'd be open to setting up time with
Tiffany or David, the execs she mentioned.

On Wed, Sep 16, 2026, 11:17 PM Justin Steele <justin@kindora.co> wrote:

> Hi Lizzie,
>
> I'm super bummed, but I took another swing at it today, and I can't make
> bbcon.
>
> That week is brutal for us. Karibu is out of the country. It's Oakland
> Tech Week here and the Omidyar Network (with whom we just signed our
> biggest contract) is hosting a gathering we're part of on Thursday. We
> present at Forward Global (another major partner) on Friday. And the OpenAI
> Foundation just moved our in person meeting from tomorrow to Monday the
> 28th, which conflicts with the Partner Summit. Since OpenAI is our biggest
> expense after staff, it's a top priority partnership for us.
>
> We're spread too thin. Two of us doing all of it, which is exactly why
> we're raising and hiring. As mentioned on the call, attached are drafts
> for the two roles: an Operations & Community Manager and an Enterprise
> Partnerships Manager. Both will change a lot. We're gathering feedback now
> and thinking through who we'd actually want in each seat. If folks coming
> off the Blackbaud side come to mind, send them my way. I'd also take your
> reaction to the drafts themselves.
>
> I'm still all in on this partnership. The NXT integration is live, we
> picked up a customer right after the showcase, and I want to keep pushing
> on the individual prospecting piece you raised and get the sign up
> incentive finished. bbcon 2027 I want to do right, with real customer
> stories and a team to staff it.
>
> Thank you for the demo stations, the stage slot and the intros. I hate
> handing those back. It's my fault for not having enough staffing to cover
> everything in this early phase of Kindora.
>
> Justin
>
> On Wed, Sep 16, 2026 at 8:35 PM Lizzie Schaffer <
> Lizzie.Schaffer@blackbaud.com> wrote:
>
>>
>>
>>
>>
>> *Lizzie Schaffer*
>>
>> *She/ Her/ Hers*
>>
>> GM, Social Good Startup Program
>>
>> Fintech + Innovation/ Product Technology Group
>>
>>
>>
>> *Blackbaud, Inc.*
>>
>> Charleston, SC (EST)
>>
>> Direct: 888-799-7991 <(888)%20799-7991>
>>
>> *lizzie.schaffer@blackbaud.com* <lizzie.schaffer@blackbaud.com> |
>> blackbaud.com <https://www.blackbaud.com/>
>>
>> This email contains confidential and proprietary information. It is for
>> the intended recipient only. If an addressing or transmission error has

```
>> misdirected this email, please notify the author by replying to this email.
>> If you are not the intended recipient, you may not use, disclose,
>> distribute, copy, or print this email.
>>
>>
>> <https://blackbaud.swoogo.com/sgspshowcase26/begin?i=WilX5-PW84CWzIykK3nrmibtA5phTpll>
>>
>>
>>
>> Sensitivity: Public
>>
>> Sensitivity: Public
>>
>> Sensitivity: Public
>>
>> <https://outlook.office.com/bookwithme/user/5ee8ca31d6d74de8a68d6587235429c7@blackbaud.com?anonymous&ep=signature&ismsaljsauthenabled>
>> Book time to meet with me
>> <https://outlook.office.com/bookwithme/user/5ee8ca31d6d74de8a68d6587235429c7@blackbaud.com?anonymous&ep=signature&ismsaljsauthenabled>
>>
>
```

---

184. Tuesday: the Kinfolk Reunion

Opened: 2026-09-17 [redacted] utbound) · **EXTERNAL** · **LEGEND PRESENT**
External participant [redacted]

[1] [RL] 2026-09-17 [redacted] t —

Hey Faya,

We're gathering the Kinfolk on Tuesday, September 22 at 11am PT / 2pm ET. 45 minutes on Zoom, the day before the campaign goes live. Grab a spot here: https://calendly.com/justin-kindora/kinfolk-reunion

45 people have reserved so far, with a few more coming through donor advised funds and direct. I'd love for everyone to meet each other before the doors open to the public.

We've also been building the Family Covenant: what AI in the social sector should never do, and what it should always do. 15 lines are up. Add yours, or hit "me too" on the ones you'd sign: https://www.kindora.co/en/kinfolk

No pressure at all if Tuesday doesn't work. I'll send the recording either way.

Justin

Kindora is "testing the waters" to gauge interest in a potential future offering under Regulation Crowdfunding. No money or other consideration is being solicited, and if sent in response, it will not be accepted. No offer to buy securities can be accepted, and no part of any purchase price will be received, until an offering statement (Form C) is filed with the SEC, and then only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

---

185. See you Tuesday

Opened: 2026-09-17 11:46 · **Messa[redacted]es:** 1 [redacted]1 outbound) · **EXTERNAL** · **LEGEND PRESENT**
External participan [redacted]

[1] [RL] 2026-09-17 11:46 — JUSTIN

Hey Joanne,

Glad you're in for Tuesday. 11am PT / 2pm ET, and we'll be done by 11:45.

45 people have reserved so far, with a few more coming through donor advised funds and direct. The campaign goes live to everyone the next morning.

Before Tuesday, take a look at the Family Covenant: what AI in the social sector should never do, and what it should always do. 15 lines are up. Add yours, or hit "me too" on the ones you'd sign: https://www.kindora.co/en/kinfolk

Bring one sentence if you have one. We'll read them to each other.

Justin

Kindora is "testing the waters" to gauge interest in a potential future offering under Regulation Crowdfunding. No money or other consideration is being solicited, and if sent in response, it will not be accepted. No offer to buy securities can be accepted, and no part of any purchase price will be received, until an offering statement (Form C) is filed with the SEC, and then only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

---

186. The Kinfolk Reunion, now Tuesday the 22nd

Opened: 2026-09-17 11:47 · **Messa es:** 1 1 outbound · **EXTERNAL** · **LEGEND PRESENT**
External participan [redacted]

[1] [RL] 2026-09-17 11:47 — JUSTIN

Hey Paula,

The Kinfolk Reunion moved to Tuesday, September 22 at 11am PT / 2pm ET. If your booking didn't move with it, grab a spot here: https://calendly.com/justin-kindora/kinfolk-reunion

45 people have reserved so far, with a few more coming through donor advised funds and direct. The campaign goes live the next morning, and I'd love for everyone to meet each other before the doors open.

The Family Covenant is up too: what AI in the social sector should never do, and what it should always do. Add yours, or hit "me too" on the ones you'd sign: https://www.kindora.co/en/kinfolk

Justin

Kindora is "testing the waters" to gauge interest in a potential future offering under Regulation Crowdfunding. No money or other consideration is being solicited, and if sent in response, it will not be accepted. No offer to buy securities can be accepted, and no part of any purchase price will be received, until an offering statement (Form C) is filed with the SEC, and then only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Part II — Social media

LinkedIn is the only social channel on which the contemplated offering was discussed. A review of every post and article published on Justin Steele's LinkedIn account from 2026-05-01 through 2026-08-24 found one post that refers to the contemplated round. It is reproduced in full below, including its legend. No other post, article, comment or direct message on LinkedIn or any other social platform solicited an indication of interest.

II.1 — LinkedIn post, 2026-06-04

Author: Justin Steele
Channel: LinkedIn (public post)
Published: 2026-06-04
LEGEND PRESENT

```
Permalink: https://www.linkedin.com/posts/justinrichardsteele_grants-fund-programs-ownership-funds-the-activity-7468284122109730816-KCHg

Grants fund programs. Ownership funds the future.

That's the headline Forbes ran on a story about Kindora this morning.

When Karibu and I incorporated Kindora as a public benefit corporation last year, the calls came fast. A venture-backed company offered to buy our IP in week one. A private equity firm that backs one of the largest nonprofit CRMs put two of its VPs on a call with us by month three.

Anything interesting getting built with AI right now, private capital is all over it.

But the calls weren't from philanthropy. I get the constraints because I used to sit in that funder chair. It isn't an intent problem.

Philanthropy has a clock problem.

Private capital is moving now because the window is open now. Whoever builds the social-sector tech stack in the next two years decides what it's for and who it serves.

By the time philanthropy finishes studying whether Kindora and other public interest tech companies fit the plan, that question will be answered. Just not by the social sector.

Which is why we need to talk about ownership. Because whoever owns the stack decides who it serves.

So some of us are building a third path. This summer Kindora is exploring a community
```

investment round. It's designed with room for three kinds of backers: the nonprofits and supporters who use Kindora, mission-aligned angels, and philanthropy. The point is shared ownership, across all three.

So here's the question. The AI tools being built now will shape how the social sector runs for a long time. You can fund the mission-aligned people building them. Or you can keep cheering from the audience while private capital decides for us.

Which will it be?

Grateful to Aparna Rae for seeing the work!

—

Required disclosure: Kindora is "testing the waters" to gauge interest in a potential future offering under Regulation Crowdfunding. No money or other consideration is being solicited, and if sent in response, it will not be accepted. No offer to buy securities can be accepted, and no part of any purchase price will be received, until an offering statement (Form C) is filed, and then only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

———

Part III — Company website

One page on kindora.co addressed the contemplated offering: `https://www.kindora.co/en/community-round`. It was published on 2026-06-01 and carried the legend from its first published revision. The page collected non-binding indications of interest only; no money was solicited or accepted through it. Copy was revised on 2026-06-02 and 2026-06-13; the text below is the final published version. The URL now redirects to the Wefunder profile, so the page text is reproduced here from the application source of record (`kindora-app/messages/en/communityRound.json`).

III.1 — kindora.co/en/community-round (published 2026-06-01)

LEGEND PRESENT — shown in a banner above the fold, beneath the hero call to action, on the interest form checkbox, and in full in the page footer.

Testing-the-waters banner (site-wide on this page)

```
We're testing the waters to gauge interest in a possible Regulation Crowdfunding
offering. This is not an offer to buy or sell securities.
```

Hero

```
Community Round · Testing the Waters
Own a piece of the third path.
Kindora finds funders, drafts and critiques applications, and surfaces an
organization's best donors — through conversation, not another dashboard to learn.
Now we're inviting the community we serve to own a piece of it: join as an
individual, an accredited angel, or through your foundation or DAF.
[Express your interest]  [How the structure works]
Non-binding. No money is being solicited or accepted.
```

Where we are (as of June 2026)

```
1,100+ nonprofits on the platform — Hundreds joining monthly. Over 70% generate live
funder matches; 280+ have used Kindora AI.
Live inside Claude — Anthropic published a customer case study and features Kindora
across its own channels.
$42K already paid for fundraising work — Via the founder's practice (TrueSteele)
using Kindora — early proof orgs pay, with a ~$1.1M unbooked pipeline behind it.
An audience that converts — One LinkedIn post drove ~190 signups in 72 hours —
roughly 17× our organic baseline.
```

The thesis

```
A grant funds a program; equity funds ownership. Mission tech has been stuck between
venture capital that wants a unicorn exit and grants that can't fund a product.
We're building a third path — and inviting the community we serve to own a piece of
it.
```

What's different

```
Paid back from revenue, not just a sale — A path to capital back from revenue,
without a forced exit — with uncapped upside if we do exit.
Three ways into one round — Invest as an individual (Reg CF), an accredited angel
(Reg D), or via your foundation or DAF (PHIG).
Mission-locked by charter — A Public Benefit Corporation whose board must balance
returns with the public benefit in its charter.
```

The round & who's behind it

```
$1–2M pre-seed on a post-money SAFE + Revenue Share. Community, accredited, and
philanthropic lanes.
First check in: Camelback Ventures ($50K SAFE)
The round funds ~18–24 months of runway to scale revenue; the revenue share begins
once revenue clears an agreed threshold.
Structure being finalized with counsel · CPA-reviewed financials at close.
Justin Steele — CEO/CTO · ex-Google.org (~$700M deployed)
Karibu Nyaggah — Co-Founder & Advisor · ex-Meta
Accelerated by AWS, Deloitte & Blackbaud
```

The instrument

```
A structure built for patient, mission-aligned investors
We're designing the round around a post-money SAFE paired with a revenue share: once
Kindora's revenue clears an agreed threshold, a defined percentage of revenue flows
back to investors until they reach an agreed multiple — while the SAFE preserves
uncapped equity upside if Kindora is ever acquired or goes public. This uses
Wefunder's standard SAFE + Revenue Share template.
Specific terms are being finalized with counsel and will be specified in the offering
before any commitment is accepted. This page gathers interest only.
```

Express your interest (form)

```
Get early access if and when the round opens
Tell us a little about you. This is a non-binding indication of interest — no money
is collected here, and you can change your mind anytime.
Fields: First name, Last name, Email, How would you invest? (As an individual (Reg
CF) / As an accredited angel (Reg D) / Through a foundation or DAF (PHIG)),
Indicative amount (non-binding), Anything you'd like us to know? (optional)
[ ] I understand this is a non-binding indication of interest, that no money is being
solicited or accepted, and that no investment can be made until the offering is filed
```

```
with the SEC.
[ ] Keep me posted on the raise and Kindora's progress.
Confirmation shown on submit: You're on the list. Thank you — we'll be in touch with
early access if and when the round opens. Nothing is owed and no money has changed
hands.
```

What you're buying, honestly

```
This is patient, long-horizon, illiquid capital. There is no secondary market. A
return depends on revenue or a future liquidity event that may not occur. Invest only
what you can comfortably afford to lose. The revenue-share design creates a path to a
return that doesn't depend on a sale — not a guarantee of one.
```

Legend (page footer, in full)

```
This is not an offer to sell or a solicitation of an offer to buy securities. No
money or other consideration is being solicited, and if sent in response, will not be
accepted. No offer to buy securities can be accepted and no part of the purchase
price can be received until an offering statement (Form C) is filed with the SEC, and
then only through a registered funding portal's filed offering. An indication of
interest involves no obligation or commitment of any kind.
```

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Sally
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74	$100K	8
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hello@kindora.co · kindora.co

KINDORA
Community Round: Capital Strategy and Structure Brief

Prepared by: Justin Steele, Co-Founder and CEO, Kindora PBC **Date:** May 2026

Status: Confidential working draft for counsel (Morrison & Foerster), Wefunder, and Realize Impact. Not for distribution to investors without counsel-approved testing-the-waters legends.

1. Purpose of this brief

Kindora is planning a community capital round this summer, on Wefunder. This brief lays out the proposed structure so the people helping us build it can vet it and weave the pieces together. It is shared with three parties:

- **Counsel (Morrison & Foerster):** to vet the legal structure and flag anything to plan around.
- **Wefunder:** to confirm campaign mechanics.
- **Realize Impact:** to confirm the philanthropic-investment pathway.

The aim is one coherent structure that lets mission-aligned capital, from individuals, accredited angel investors, and philanthropy, come together in a single, public, community-backed round.

2. Kindora in brief

Kindora is the fundraising intelligence layer for social-sector organizations. We use AI to give every organization the funder research, connections, and strategic guidance once reserved for organizations with the right relationships. Kindora is a Delaware Public Benefit Corporation. Democratizing access to philanthropic capital is our charter mission, not a tagline.

The moment we are in:

- **Scale and growth.** More than 1,000 nonprofit organizations on the platform and 1,454 registered users, with 20 to 30 new organizations joining every day.
- **Anthropic partnership.** Kindora's connector is live inside Claude and trended among the top connectors in the Claude marketplace at launch. Anthropic published a customer case study.
- **Proven, high-margin product revenue with a marquee pipeline.** Kindora's individual-prospecting technology has delivered two paid engagements at roughly 95% gross margin: $10K (TNTP) and $32K

(San Francisco Education Fund), for $42K total. On the enterprise side, the Tipping Point Community contract is in final redline, and a second is with Camelback Ventures (a related-party close, since Camelback is also a Kindora investor). A $350K proposal has been submitted to the GitLab Foundation. The broader pipeline runs to roughly $1.1M of estimated value across about 60 organizations and includes the Tides Foundation, the San Francisco Foundation, Moore Philanthropy, MEDA, Ten Strands, and Imagine Worldwide (a TED Audacious Project winner).

- **Real momentum in the sector.** Strong engagement across nonprofit and philanthropy communities, major foundations inviting us to present, and more releases landing soon (a European funder database, a free nonprofit compensation report, and a free philanthropy jobs board).
- **A built-in audience that converts.** Justin reaches an engaged, mission-aligned community: 8,312 LinkedIn followers, 2,443 newsletter subscribers (about a 29% subscriber-to-follower ratio with 45 to 52% open rates), plus the platform's 1,000-plus nonprofit organizations. Roughly 1 in 5 followers is a founder, CEO, co-founder, board member, or president, concentrated in nonprofit, philanthropy, and tech. The audience demonstrably converts: a single LinkedIn post at the Claude launch drove about 190 signups in 72 hours, roughly 18 times the pre-launch organic baseline (verified against Kindora's own account-creation data). Full demographic and engagement detail is available on request.

> *We are not capital-starved for attention or demand. The constraint is capacity to convert it, and we have shown we can convert it when we sell.*

3. Why a community round

This is a deliberate brand and strategy choice, not only a financing one.

- **A company for the people.** Kindora serves the 85% of nonprofits priced out of professional tools. We are not rejecting outside capital on principle; we are choosing the capital structure that fits a public-benefit company, with broad community ownership and no retail control. Raising from the community we serve is what makes the mission legible and durable.
- **Community ownership deepens loyalty.** Turning users and supporters into owners locks in engagement and word of mouth. Many supporters have already told us they want in with small checks.
- **It is a marketing moment.** A community round is press-worthy and on message: it is tough for nonprofits right now, and Kindora is helping them benefit from AI. The campaign itself drives awareness and signups.
- **Mission-aligned by construction.** A community round carries no board control by retail investors, no investor veto or control terms, and no growth-at-all-costs clock. It fits a PBC charter.
- **A platform we know and trust.** We are running the round on Wefunder, itself a Public Benefit Corporation. Wefunder's president, Jonny Price, and Justin collaborated closely years ago, when Jonny led Kiva U.S. and Justin supported that work through Google.org. The relationship is direct and longstanding.

4. The proposed structure

The proposed structure runs in two legal lanes on a single public campaign page, with a philanthropic pathway layered in. **Exact exemption choices, integration treatment, and display mechanics are subject to confirmation with Wefunder and MoFo:** in particular, running the Reg D lane as 506(c) given the public Reg CF campaign, the communications restrictions before and after Form C filing, and how the lanes are reflected on the campaign page.

All three lanes use the same post-money SAFE. The structure at a glance:

Lane	Who participates	Pathway and cap-table treatment	Key open question
Reg CF	Individuals, users, and supporters (small checks)	Regulation Crowdfunding via Wefunder; pooled into one SPV that sits as a single line on the cap table	Form C and SPV / co-issuer treatment, advertising rules, financial review
Reg D	Accredited angels and anchors ($25K and up)	Proposed 506(c) through Wefunder; placed directly on the cap table; still counts toward the public total	Accredited verification, Form D, integration, campaign display
PHIG	Foundations and DAF donors, via Realize Impact	Donor grants to Realize Impact, which diligences and invests as holder of record; processed through the Reg D lane	Diligence and timeline, conflict controls, route and display with Wefunder

(a) Reg CF community round (the crowd)

The crowd: small checks from individuals, the nonprofit sector, and our network. This is the momentum engine and the ownership story.

(b) Reg D direct (accredited angel and anchor checks)

Larger accredited checks from angels and anchors, $25K and up, on the same instrument and substantially matched terms, with any early-bird or anchor pricing disclosed consistently across the campaign. These checks anchor the round and signal conviction; processed through Wefunder, they still build the public campaign total.

(c) Philanthropic capital via Realize Impact (the bridge for foundation and DAF dollars)

We intend to invite mission-aligned foundations and donor-advised-fund donors to participate through Realize Impact, a 501(c)(3) whose Philanthropic Investment Grant (PHIG) program is purpose-built for this:

- A foundation or DAF donor makes a grant to Realize Impact and recommends that Realize Impact consider an impact investment in Kindora.
- Realize Impact conducts its own diligence, reviews the terms, and, if approved, makes and holds the investment as an accredited investor signing the same SAFE documents as other investors. Per its published PHIG process, Realize Impact donates 99% of any successful return to the recommender's charitable account.
- Subject to Wefunder and MoFo confirmation, this investment may be processed through the Reg D lane and reflected in the campaign.

This pathway matters because many DAF sponsors are not set up to direct DAF assets into an early-stage startup or crowdfunding round, but a DAF or foundation *can* grant to a 501(c)(3) that then independently makes the investment. Realize Impact is the compliant bridge that lets charitable capital join a community round at all. Donors recommend; Realize Impact decides. That distinction is the protection. To keep it clean, we will not solicit PHIG recommendations from Kindora insiders, employees, close family, paid advisors, or anyone who would receive a material benefit from Kindora, absent counsel review. The intended recommenders are arms-length foundations and DAF donors.

(d) What investors are buying, and the path to a return

Investors receive a post-money SAFE: the right to equity that converts at a future priced financing or pays out at a liquidity event (an acquisition or IPO). A SAFE is not stock today: no voting rights, no dividends, and no shares unless and until it converts. We are candid that this is patient, long-horizon, illiquid capital. There is no secondary market, a return depends on an event that may or may not occur, and one should invest only what one can comfortably afford to lose. Our intent is a self-sustaining company that does *not* need to keep raising, and, over a long horizon, a potential acquisition or IPO that returns capital to the community that backed us. There is no defined timeline, and investors should expect to hold indefinitely.

That said, Kindora's existing Blackbaud Social Entrepreneur program participation (with a live marketplace integration) and active partnership conversations with other sector platforms suggest plausible strategic-acquirer pathways if the company builds durable revenue and infrastructure value. We are *not* optimizing for a near-term sale; the goal is to change the field first. Revenue sustainability and an eventual liquidity event are complementary: a profitable company is a more valuable and more acquirable one.

(e) Responsible by design: who should and should not invest

Because of that, we will be explicit in campaign copy about who this is suitable for and who it is not. **Nonprofit operating cash should not be invested.** We will not market the round as a use for restricted funds, payroll, reserves, or grant dollars; the audience for small checks is individuals investing personal discretionary capital. Nonprofits can keep using Kindora as customers with no expectation, pressure, or advantage tied to investing. We will keep the minimum check small so participation does not require strain, and include plain-language suitability guidance throughout the campaign. This is a community round; protecting the community is part of the deal.

5. Why this holds together

Every component is an established, individually proven mechanism: Reg CF community rounds (Substack, Mercury, Replit, and many others), concurrent Reg D for accredited checks, program-related and impact investments by foundations into for-profits, and Realize Impact's PHIG program (a published, repeatable mechanism that has routed tens of millions into impact investments via SAFEs and notes). The *combination*, philanthropic capital joining a public community round through a PHIG, is novel, and we are presenting it as exactly that: a new assembly of proven parts. The closest precedent is **BlocPower**, a Black-founded PBC that blended recoverable grants, foundation capital, and multiple Wefunder rounds into one stack, with each round tied to a concrete impact-deployment story rather than a generic ask.

We have not found a public precedent for this exact assembly. We treat that as a reason for rigor, which is why this brief exists, not a reason to wait.

6. Lead, anchor, and campaign readiness

We are in conversation with a prospective lead and anchor investor: a respected, mission-aligned leader from the social-impact world, whose early check and public endorsement would seed the round's private phase (the roughly 30%-committed-before-public threshold that most predicts success). Any anchor commitment would come in as Direct Reg D (Section 4). We are handling that conversation directly and will share specifics with counsel as it firms up, including any governance implications (for example, a board seat or chair role, noting that an investing chair would not be an independent director). For Wefunder and Realize Impact, the relevant point is simply that the private-phase seeding plan is in motion.

The founders have already shown they can move a mission-aligned community to put real money in. Using Kindora's own individual-donor product, Outdoorithm Collective raised $101,000 in a single month from its network through personal asks (documented in Anthropic's case study). Investment conversion is not the same as donation, but the underlying capability, a founder who can mobilize a community to act, is exactly what Wefunder identifies as the central predictor of a successful community round, where roughly 70% of dollars come from the founder's own outreach rather than platform traffic. This is the part we are built for.

Campaign readiness at a glance:

Ingredient	Status
Lead / anchor	In conversation; check plus a public statement of intent targeted for the private phase (name confidential until committed)
Audience	8,312 LinkedIn followers, 2,443 newsletter subscribers, 1,000-plus nonprofit organizations, and a direct relationship list
Founder-driven seeding	Proven: $101K mobilized in a month for Outdoorithm Collective through personal asks
Core story	The nonprofit and philanthropy sector owning part of the AI infrastructure it uses, paired with the Anthropic case study
Private-phase target	About 30% of the minimum committed before public launch
Pre-launch dependencies	CPA review, MoFo and Form C, Wefunder mechanics, anchor commitment

7. Indicative terms and timeline

Proposed and subject to counsel and final documentation.

Item	Indicative terms
Instrument	Post-money SAFE.
Sizing	$750K target / $500K minimum viable close / $1M maximum, subject to demand and accounting requirements.
Accounting threshold	Reg CF first-time issuers raising $618K to $1.235M typically use reviewed financial statements; offerings above $1.235M require audited financials. The $1M ceiling sits inside the reviewed-financial band on purpose, to be confirmed with our accountant.

Valuation	A regular cap informed by our most recent priced reference (the $50,000 Camelback Ventures SAFE at an $8M post-money valuation cap) and current traction, likely in the $10M range. Standard Early-Bird terms (a roughly 10% better cap on the first $50K to $100K, for example about $9M) would be open to all early investors. Early-bird rewards conviction and timing, not insider status; both tiers sit above the Camelback reference, so no down round.
Cadence	Prep and private seeding over the summer, public launch after Labor Day, close in the fall (before the year-end nonprofit fundraising season).

8. Use of proceeds

At the $750K target, the raise, alongside growing revenue and current cash, funds an approximately 18-month plan at roughly $55K to $60K per month once the team is in place:

Category	~18-mo allocation
Team (two founders full-time, senior business-development lead, donor-strategy capacity)	~60%
Product, AI and inference, infrastructure, tooling	~12%
Legal, accounting, compliance (including raise costs)	~10%
Reserve and buffer	~18%

Bridge math. Roughly $1M of gross 18-month spend is covered by the $750K raise, $300K to $500K of projected revenue over the window (individual prospecting plus enterprise), and current cash. A staged hiring ramp keeps early months below full burn, which extends runway. Reg CF investments carry Wefunder's 6.9% fee while Direct Reg D checks through Wefunder carry no platform fee, so the lane blend affects net proceeds; raise costs sit in the legal and compliance allocation above.

By scenario:

- **$500K minimum close:** founders salaried, raise and compliance costs, core infrastructure, limited BD and donor-strategy capacity. Senior hires deferred until revenue catches up; execution risk concentrates on the two co-founders.
- **$750K target:** founders salaried, BD and sales lead in seat, donor-strategy capacity, compliance, buffer. This is the case the table above is built around.
- **$1M stretch:** longer runway, faster productization of the individual-prospecting business line, larger reserve, lower execution risk. The company reaches sustainability with more comfort.

The endpoint is the point: by the close of that window, the individual-prospecting and enterprise revenue lines are designed to cover operating costs. **This is a bridge to a self-funding business, not a runway to the next raise.**

Acquisition is already capital-efficient. The raise scales a channel that works, rather than searching for one. Two small paid LinkedIn tests ($150 and $200) produced account signups at about $2 each and qualified white-glove leads at about $11 each, roughly 10 times below B2B-SaaS lead-gen norms ($30 to $100-plus per

lead), with 65% of clickers signing up and about 68% activating in product (real funder research, not vanity signups). These are early experiments, not a scaled channel, but the unit economics are striking, and they pair with an organic audience that already converts.

9. What backers get beyond the SAFE

A community round only pays off, for the company and for its backers, if the community stays engaged after the close. We plan to treat backers as long-term partners, not a silent line on the cap table:

- **Regular updates.** Posted to all investors at once through Wefunder, alongside the annual Form C-AR the SEC requires while the Reg CF securities are outstanding.
- **Impact-linked milestones.** Updates report what the capital does for the nonprofits Kindora serves, the impact-story approach that keeps community rounds engaged rather than dormant.
- **A line of sight, without control.** We are exploring a lightweight investor or community input channel, for example periodic briefings or a community council, so backers can follow the company they have backed without any board control or governance rights.

One reporting cadence can serve all three audiences: retail investors, the philanthropic backers who come in through Realize Impact (whose PHIG terms call for annual impact reporting), and the mission itself.

10. Key risks (compact)

A fuller risk register will appear in Form C. For this working brief: subscription MRR is early; paid conversion from free and MCP traffic is not yet proven at scale; the enterprise pipeline is real but timing-sensitive; the Reg CF plus Reg D plus PHIG combination is novel in assembly and requires confirmation from counsel, Wefunder, and Realize Impact; SAFE investors may never receive liquidity; Anthropic and MCP distribution is meaningful but creates platform dependency; founder and team capacity is the principal execution constraint; and individual-donor intelligence depends on responsible data practices. On that last point, before launch we will prepare a data-practices and responsible-AI memo covering data sources, customer permissions, retention, opt-out, model-training policy, and security, for counsel and partner review.

11. What we are asking each reader to weigh in on

- **Counsel (MoFo):** the Reg CF plus Reg D structure and integration (including confirming the Reg D lane runs as 506(c)); the Wefunder SPV or crowdfunding-vehicle treatment for Form C (co-issuer status and attachments); pre-Form C testing-the-waters communications and the required Rule 206 legends; the Realize Impact and PHIG pathway and any arms-length or funder-side compliance to plan around; Form C disclosures; the financial-statement threshold (reviewed vs. audited) at our target and ceiling; adding a first outside board seat; and a small option pool for senior hires.
- **Wefunder:** campaign mechanics, account setup, timeline, and campaign-display details, including confirmation that Direct Reg D commitments through Wefunder appear in the public campaign total, carry no Reg CF fee, and count toward Wefunder's momentum thresholds, plus how that is displayed

and reconciled with the Form C and Form D filings; and any communications restrictions before and after Form C filing.

- **Realize Impact:** confirmation that a PHIG can be deployed as a SAFE on the round's terms (and whether processed direct or through Wefunder's Reg D lane), the diligence process and timeline, minimum-investment economics given PHIG fees (we expect to steer PHIG prospects toward larger commitments where the economics work), the charitable-purpose memo and diligence package you would want to start, and any impact-reporting or side-letter expectations.

> **Our working assumption on the Reg D lane: 506(c)**
> Because the Reg CF campaign is publicly marketed and permits general solicitation, we propose running the Reg D lane as 506(c), which also permits general solicitation, to verified accredited investors. 506(b) prohibits general solicitation, so publicly promoting the Reg CF round can complicate a concurrent 506(b) tranche under the integration rules. We are asking counsel to confirm 506(c) and the accredited-verification mechanics, which Wefunder administers.

Disclosure items we will surface to counsel cleanly

For Form C and side disclosures, as applicable.

- True Steele LLC revenue (TNTP, San Francisco Education Fund) and the $40K IP and asset transfer from True Steele to Kindora; planned migration of individual-prospecting revenue from True Steele into Kindora. The Form C must represent Kindora PBC's financials accurately, so the $42K cannot be claimed as Kindora's own revenue; the honest framing is related-party context, with MoFo to confirm exact language.
- Camelback Ventures as both an early investor and an enterprise customer (the related-party close).
- Founder salaries funded by proceeds.
- Karibu Nyaggah full-time on Kindora as of May 2026, with role and equity documentation to be finalized before public launch.
- Any anchor-investor governance role (board seat, chair) and the independence implication of an investing chair.
- Any family-related hires or consulting (for example, Sally Steele's prior consulting role with True Steele and Kindora).
- Founder loans (Justin promissory note about $26K at 4%; Karibu advances about $12.2K) and the MoFo deferred-fees balance (about $18.1K).

12. The bigger vision (covered separately)

This round is the first proof case for a larger idea: **Kindora plus Wefunder plus Realize Impact as infrastructure for a new capital playbook** that helps mission-driven founders raise community and philanthropic capital as a real alternative to the standard VC path. Because that is a future possibility and not part of *this* raise, it lives in a companion brief, *Kindora: A New Capital Playbook for Social-Impact Tech*, shared with the partners who would help build it. Happy to send it to anyone who wants to react to the bigger arc.

KINDORA

A New Capital Playbook for Social-Impact Tech

A vision brief for prospective build partners

Prepared by: Justin Steele, Co-Founder and CEO, Kindora PBC **Date:** May 2026

Status: Confidential vision brief for discussion with prospective build partners. Companion to the Kindora Community Round: Capital Strategy and Structure Brief.

> **NOTICE**
> This confidential brief is for discussion with prospective build partners only. It describes a possible future initiative and is not part of any securities offering. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy securities can be accepted, and no part of any purchase price can be received, until an offering statement is filed with the SEC, and then only through the applicable intermediary's platform and offering process. Any indication of interest involves no obligation or commitment of any kind. This brief contains forward-looking statements that are inherently uncertain and should not be circulated without counsel approval.

1. Kindora and the community round, in brief

Kindora is the fundraising intelligence layer for social-sector organizations, both nonprofit and for-profit. It uses AI to give them the funder and investor research, connections, and strategy once reserved for organizations with the right relationships. Kindora is a Delaware Public Benefit Corporation, and democratizing access to philanthropic capital is its charter mission. It is built on frontier AI, runs a live connector inside Claude, and is the subject of an Anthropic customer case study. More than 1,000 social-sector organizations use it today. Its co-founder and CEO, Justin Steele, spent a decade directing philanthropy at Google.org.

This year, Kindora is planning a community round on Wefunder, the regulated investment-crowdfunding platform, so the people and organizations it serves can own a piece of the infrastructure they rely on, not only large venture investors. The round is designed to bring three kinds of mission-aligned capital into one offering: small checks from individuals and the social-sector community, larger checks from accredited angels, and, through Realize Impact (an independent charitable intermediary), philanthropic capital from foundations and donor-advised funds. That last pathway, in which charitable dollars become an investment through Realize Impact rather than a grant, is known as a Philanthropic Investment Grant, or PHIG. The company has not found a public precedent for that exact combination, a public community round joined by philanthropic capital through a charitable intermediary.

That round is the first proof case for a larger idea, and this brief is about the idea. It sketches the bigger arc and, just as important, the open questions we most want to pressure-test. This is a vision document, not a plan of record, and not an offer of any kind. We are sharing it with the partners who would help build it: Wefunder, Realize Impact, marketing specialists, and the mission funders already thinking about ownership in the AI age. We would genuinely value your reaction.

Specific terms are set out in the companion Capital Strategy and Structure Brief and remain subject to counsel review. This document does not contain an offer or any offering terms.

2. The thesis: who gets to own in the AI age

Philanthropy exists to relieve suffering, and much of that suffering is intensified by how concentrated capital and ownership have become. The AI age is set to concentrate both further. The cost of *building* has collapsed, but the *capital* to build still runs through a venture model that demands a unicorn exit and hands ownership to the same narrow class of investors. If venture capital is the only funder of this generation of tools, the same few end up owning the entire value stack again. The people closest to the hardest problems can finally build the solutions. They still cannot reach the patient capital to own them.

> Here is the crux: a grant funds a program; an equity investment funds ***ownership***. Helping a mission-aligned founder become a durable owner-builder, and helping their community own a piece alongside them, is one of the highest-leverage moves philanthropy can make right now.

That is why a foundation or DAF donor might recommend a PHIG rather than make a grant: not primarily for the financial return, but to change who gets to own in the AI age, with any upside recycling back to charitable purposes. It is a mission move, made with mission capital, aimed at the root of the problem philanthropy exists to address.

3. Why now: an underused lever

The lever already exists, and it is barely used. Kindora's analysis of IRS 990 data shows the gap:

$122B	**~1%**	**~$0**
U.S. foundation grants each year	deployed as program-related investments	of it invested into the sector's own technology

The instruments are legal and well established: forgivable PRIs, recoverable grants, expenditure-responsibility grants. What is missing is not permission. It is a playbook. We have not found a repeatable way to turn a foundation's mission interest in ownership into a practical path for backing mission-aligned builders. We intend to build it.

The argument is already landing. Justin's essay making exactly this case, *I Gave Away $700 Million. Then I Tried to Raise $350,000.*, drew roughly 19,500 LinkedIn impressions, 274 reactions, and 71 comments, concentrated among funders, founders, and social-sector leaders, with meaningful additional reach through reposts. The appetite for a real alternative to the standard venture path is visible and growing.

4. Kindora's role: the intelligence layer, not a raise service

The single most important design choice in this playbook is what Kindora does not do. Wefunder runs the raise. It is the registered funding portal, and it handles the securities. Kindora is the intelligence layer and the advisor. We help a founder see which funders and investors are already within reach, understand which foundations fund their space, and get campaign-ready, and we bring in vetted partners (Realize Impact for the philanthropic bridge, marketing specialists for the campaign). Kindora sells research, intelligence, and advice on a subscription and advisory basis. It stops before solicitation, negotiation, investor recommendation, and the handling of funds. It does not run the raise.

The division of labor:

Partner	What they do	On the securities side?
Kindora	Funder and investor research, prospect scoring, workflow, and strategic advisory. Non-transactional fees.	No. Intelligence and advisory only.
Wefunder	The registered funding portal that runs the raise and conducts the offering.	Yes. Registered portal.
Realize Impact	Independent 501(c)(3) that diligences and makes any charitable-capital (PHIG) investment as holder of record.	Yes, as an independent investor, not on Kindora's behalf.
Marketing partners	Campaign creative, landing pages, and paid media for the public phase.	No. Campaign work only.

Where the line sits, for partners and counsel to mark up. Kindora's fees are flat subscription and advisory fees, never tied to whether or how much capital is raised.

Activity	Kindora can do	Needs counsel review	Kindora never does
Founder readiness	Capital-strategy education, campaign planning, data-room readiness, narrative critique	Specific term-sheet advice	Negotiate valuation or terms with investors
Relationship and funder intelligence	Map a founder's own relationships and the funder landscape; surface public funding and investing signals	Scoring people as likely investors; making funder introductions	Tell anyone they should invest, or recommend a specific security
Campaign workflow	Task tracking, CRM hygiene, outreach-sequencing templates	Outreach copy that mentions securities	Send investor solicitations or collect indications of interest
Transaction execution	Nothing	Nothing	Handle funds, securities documents, subscriptions, or investor verification
Compensation	Flat subscription and advisory fees, unrelated to capital raised	Any bonus tied to campaign milestones	Success fees or any fee contingent on a raise closing

Transaction-based compensation is the factor the SEC weighs most heavily in broker-dealer status, and Kindora takes none; the other factors, soliciting investors, recommending securities, negotiating terms, and handling funds, Kindora also avoids by design. Prior SEC no-action positions involving advisory platforms are directionally relevant but highly fact-specific, not a safe harbor. **This boundary is the design, not a caveat,** and counsel will confirm the line in our specific facts.

5. How it works: three capabilities, one already built

The playbook maps onto capabilities Kindora already has. One is a working prototype today.

(1) Find the anchors, the accredited angels (built today)

We have piloted an Angel Investor Intelligence tool on Kindora's own network. Working only from a founder's own contacts (staff, board, advisors) and public and commercial data sources (PitchBook, SEC filings), it surfaces who has prior investing activity (about 61% of well-aligned contacts show no investor signal on LinkedIn alone) and scores each prospect on the factors that actually predict an angel check: investment capacity, alignment with the mission, and relationship. The guiding insight is that investing is not philanthropy, so a respectful, right-sized ask matters. The output is a ranked, prioritized target list for the founder's own warm outreach. It has a live interface and an API today.

(2) Build the crowd, the broader network

The same analysis surfaces the longer tail: supporters who will not anchor the round but care about the mission. That becomes a starting list for the founder's own community outreach. This prospecting is itself early marketing, identifying the people most likely to care. Broader campaign marketing, the landing pages and the social push, comes later, through vetted partners.

(3) Bring in philanthropy, grants to equity

Kindora's funder intelligence (more than 173,000 foundations across the U.S. and Europe, mapped to what they fund) identifies which funders back the founder's space. Paired with Realize Impact, a foundation or DAF donor can recommend that Realize Impact consider an investment that joins the round, the PHIG bridge. Kindora supplies the funder research and the educational materials, on a non-transactional basis. The recommender decides independently whether to recommend an investment, and Realize Impact independently diligences, reviews terms, and decides. Kindora does not package philanthropic dollars into deals.

6. The flywheel: Kindora as the layer underneath

Kindora's own round is the first proof case. We run it, document what works, and turn it into a repeatable advisory offering. From there the flywheel turns: Kindora helps social-impact founders raise, they become users and case studies, more funders see the PHIG and PRI path work, the category grows, and Kindora is the intelligence layer underneath all of it.

Why Kindora sits in that position:

- **Funder intelligence at scale.** More than 173,000 foundations across the U.S. and Europe, mapped to what they fund, with an angel-investor layer built on top.
- **An AI-native product with distribution.** Kindora is built on frontier models, runs a live connector inside Claude, and is the subject of an Anthropic customer case study.
- **A practitioner's vantage.** Justin spent a decade directing philanthropy at Google.org. That is the credibility a funder trusts when the subject is how philanthropy should deploy its capital.
- **The round as proof.** We run the method on ourselves before selling it to anyone else.

Each of us, Wefunder, Realize Impact, and Kindora, holds one piece of a playbook that does not yet exist but that hundreds of founders need.

We intend to earn this in stages, not assert it. Kindora closing its own round proves the community-round and audience strategy. A first PHIG joining proves the pathway works in a real round. Two or more arms-length foundation PHIGs would be early evidence of demand. A founder outside Kindora's network using the playbook would prove repeatability, and a sponsored cohort would prove a category. We are at the first rung.

To be clear about priorities: Kindora's current operating focus is closing its own community round and converting product demand into revenue. The playbook described here is the learning agenda built around the round we are already running, not a near-term distraction from it. It should follow the proof, not outrun it.

7. What we most want to pressure-test

We are not pretending this is solved. These are the honest open questions, and the ones your perspective would sharpen most.

1. **Will foundations actually convert grants to equity through a PHIG?** It is historically rare. But the motivation here is mission-strategic, shifting who owns in the AI age, not financial, which is squarely a mission funder's mandate. A leading mission-focused funder whose thesis centers on reimagining ownership has already expressed verbal openness to the PHIG path. A PHIG is an ownership investment, not a program grant, which is precisely the structure a funder skeptical of grant-funded product can support. Kindora's round is the first real test, and one or two arms-length foundation PHIGs would be the first strong evidence.
2. **The securities and broker-dealer line.** The deliberate boundary is in the box in Section 4. Kindora stays on the intelligence-and-advisory side; a registered portal runs the raise; Kindora does not solicit investors, negotiate terms, handle funds, or take transaction-based compensation. Counsel to confirm the line in our specific facts.
3. **Donor identification versus investor identification.** Kindora's prospecting began with donor signals; the angel tool already adapts it for investors, scoring capacity and public investing activity. We keep validating that it reliably surfaces people who will invest, not only people who will give.
4. **Access versus advantage.** The network layers favor well-connected founders, and a tool that only helps the well-connected harvest their networks would deepen the inequality Kindora exists to fix. Three equalizers pull against that: Wefunder brings its own investor network, the public campaign generates momentum from customers and mission-aligned supporters, and the foundation layer is independent of any founder's personal network. The long-term design has to go further, with foundation-sponsored cohorts of under-networked founders, relationship-gap analysis that shows which kinds of capital are missing, and campaign models that work when a founder has community trust but not elite investor proximity. Community trust and institutional sponsorship have to be able to stand in for a rolodex.
5. **Marketing is the hard part.** Kindora's prospecting handles the high-capacity, well-targeted research. Broader campaign marketing comes through vetted partners, and that partner layer still needs to be built out.

6. **Unit economics and demand.** How many social-impact tech startups run community rounds each year, and will they pay for intelligence and advisory at a level that makes this a real business line?

8. What we are asking

Concretely, here is what we are asking of each reader.

- **Everyone: your honest reaction to the thesis.** Is changing who owns in the AI age a problem worth a playbook, and is this the right shape for it?
- **Wefunder: the safe handoff.** Help us define the line between Kindora's capital-readiness work and your regulated offering process: what Kindora may and may not do before Form C, during testing-the-waters, and after launch.
- **Realize Impact: feasibility.** What minimum diligence package, charitable-purpose framing, recommender conflict screen, and investment-size threshold would make PHIG participation in a community round administratively workable?
- **Mission funders: a pilot.** Would you consider funding, recommending, or helping design a pilot that tests whether philanthropic investment capital can help undercapitalized mission-aligned founders build durable ownership without defaulting to misaligned venture terms?
- **Counsel: the boundary.** Mark up the activity table in Section 4 and confirm the broker-dealer and adviser lines in our specific facts.

Kindora's round is the proof case we are running now; the playbook is what we build together if it works. We would welcome a working session with any of you. The round is the first step. The bigger arc is the reason it matters.

Kindora

Community Round · Exploring

INVESTOR ONE-PAGER · 2026

COMMUNITY ROUND · TESTING THE WATERS

The AI fundraising intelligence layer for the social sector.

Kindora finds funders, drafts and critiques applications, and surfaces an organization's best donors — through conversation, not another dashboard to learn.

WHERE WE ARE

Traction as of June 2026

LIVE INSIDE CLAUDE

Featured by Anthropic.

Kindora runs natively inside Claude, and Anthropic published a customer case study featuring us across its own channels.

>_ Power users are building on our MCP — shaping new features, filing bug reports, even building their own pages on Kindora's results.

Read the case study ↗
claude.com/customers/kindora

1,100+ nonprofits on the platform
Hundreds join monthly, 500+ in our biggest month. 70%+ run live funder matches; 280+ have used Kindora AI.

First enterprise contract signed
30 nonprofit seats, with one of the largest philanthropies in the Bay Area

Nonprofits paid $42K
for fundraising work via the founder's practice (TrueSteele) using Kindora — early proof of willingness to pay, with a ~$1.1M unbooked pipeline behind it

An audience that converts
one LinkedIn post → **~190 signups in 72h** · **~17×** our organic baseline

THE THESIS

A grant funds a program; equity funds ownership. Mission tech has been stuck between VC that wants a unicorn exit and grants that can't fund a product. **We're building a third path — and inviting the community we serve to own a piece of it.**

WHAT'S DIFFERENT

— what most rounds don't offer

Profit, not just a sale
A path to capital back without a forced exit — with uncapped upside if we do exit.

Three ways into one round
Individuals (Reg CF), accredited angels (Reg D), or foundations & DAFs (PHIG).

Mission-locked by charter
A PBC board must balance returns with the public benefit in its charter.

We're exploring a community round. **Indicate non-binding interest** and we'll let you know if and when it opens.

Express your interest →
kindora.co/community-round

TESTING THE WATERS

We're testing the waters to gauge interest in a possible Regulation Crowdfunding offering. This is not an offer to sell or a solicitation of an offer to buy securities. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until an offering statement (Form C) is filed with the SEC, and then only through a registered funding portal's filed offering. An indication of interest involves no obligation or commitment of any kind.

A capital structure built for patient, mission-aligned investors

A third outcome, by design.

Most impact investors face a bad trade: lock capital up for a decade waiting on an exit that may never come, or accept a concessionary return. We're designing for a third outcome.

THE ROUND

~$750K planned on a post-money SAFE with a shared-earnings feature. Community, accredited & philanthropic lanes.

First check in: Camelback Ventures ($50K SAFE)

~$750K is planned to fund **~18 months** of runway toward profitability — when shared earnings would begin.

Structure being finalized with counsel · CPA-reviewed financials at close

TEAM & BACKING

Justin Steele

CEO/CTO · ex-Google.org (~$700M deployed)

Karibu Nyaggah

President/CPO · ex-Meta

Accelerated by AWS, Deloitte & Blackbaud

The instrument

Investors come in on a post-money SAFE with a shared-earnings feature. Once the company is profitable and sustaining a modest, pre-agreed market-rate founder salary, a defined share of profits above that flows back to investors until they reach an agreed multiple — *and* the SAFE preserves uncapped equity upside if Kindora is ever acquired or goes public. You are not betting on a unicorn exit to see your capital again. *(This follows the Shared Earnings Agreement pioneered by Calm Company Fund.)*

Valuation cap, shared-earnings percentage, founder-salary threshold, and repayment multiple are being set with counsel and will be specified in the term sheet before any commitment is accepted.

THREE LANES, ONE ROUND

Community
REG CF

Small checks from individuals and the nonprofit sector, pooled by a regulated portal such as Wefunder into a single line on the cap table.

Accredited
REG D

Larger checks from angels and anchors, placed directly through a platform such as Wefunder.

Philanthropic
PHIG

A foundation or DAF grants to a 501(c)(3) partner such as Realize Impact, which diligences, invests, and recycles 99% of any return to your charitable account.

What you're buying, honestly

This is patient, long-horizon, illiquid capital. There is no secondary market. A return depends on profits or a future liquidity event that may not occur. Invest only what you can comfortably afford to lose. The shared-earnings design creates a *path* to a return that doesn't depend on a sale — not a guarantee of one.

Why a PBC, why now

The cost of building has collapsed; the capital to build still flows through venture patterns that hand ownership to the same narrow class. Kindora exists to get fundraising intelligence to the 85% of nonprofits priced out of it — raised from the community we serve, on terms that can return capital without an extractive exit.

Kindora

Community Round · Exploring

INVESTOR ONE-PAGER · 2026

COMMUNITY ROUND · TESTING THE WATERS

The AI fundraising intelligence layer for the social sector.

Kindora finds funders, drafts and critiques applications, and surfaces an organization's best donors — through conversation, not another dashboard to learn.

— WHERE WE ARE

Traction as of June 2026

LIVE INSIDE CLAUDE

Featured by Anthropic.

Kindora runs natively inside Claude, and Anthropic published a customer case study featuring us across its own channels.

>_ Power users are building on our MCP — shaping new features, filing bug reports, even building their own pages on Kindora's results.

Read the case study ↗

claude.com/customers/kindora

1,100+ nonprofits on the platform
Hundreds join monthly, 500+ in our biggest month. 70%+ run live funder matches; 280+ have used Kindora AI.

First enterprise contract signed
30 nonprofit seats, with one of the largest philanthropies in the Bay Area

Nonprofits paid $42K
for fundraising work via the founder's practice (TrueSteele) using Kindora — early proof of willingness to pay, with a ~$1.1M unbooked pipeline behind it

An audience that converts
one LinkedIn post → **~190 signups in 72h** · **~17×** our organic baseline

— THE THESIS

A grant funds a program; equity funds ownership. Mission tech has been stuck between VC that wants a unicorn exit and grants that can't fund a product. **We're building a third path — and inviting the community we serve to own a piece of it.**

— WHAT'S DIFFERENT

— what most rounds don't offer

Paid back from revenue, not just a sale
A path to capital back without a forced exit — with uncapped upside if we do exit.

Three ways into one round
Individuals (Reg CF), accredited angels (Reg D), or foundations & DAFs (PHIG).

Mission-locked by charter
A PBC board must balance returns with the public benefit in its charter.

We're exploring a community round. **Indicate non-binding interest** and we'll let you know if and when it opens.

Express your interest →

kindora.co/community-round

TESTING THE WATERS

We're testing the waters to gauge interest in a possible Regulation Crowdfunding offering. This is not an offer to sell or a solicitation of an offer to buy securities. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until an offering statement (Form C) is filed with the SEC, and then only through a registered funding portal's filed offering. An indication of interest involves no obligation or commitment of any kind.

A capital structure built for patient, mission-aligned investors

A third outcome, by design.

Most impact investors face a bad trade: lock capital up for a decade waiting on an exit that may never come, or accept a concessionary return. We're designing for a third outcome.

THE ROUND

$1–2M pre-seed on a post-money SAFE + Revenue Share. Community, accredited & philanthropic lanes.

First check in: Camelback Ventures ($50K SAFE)

The round funds **~18–24 months** of runway to scale revenue; the revenue share begins once revenue clears an agreed threshold.

Structure being finalized with counsel · CPA-reviewed financials at close

TEAM & BACKING

Justin Steele

CEO/CTO · ex-Google.org (~$700M deployed)

Karibu Nyaggah

President/CPO · ex-Meta

Accelerated by AWS, Deloitte & Blackbaud

The instrument

Investors come in on a post-money SAFE paired with a revenue share. Once Kindora's revenue clears an agreed threshold, a defined percentage of revenue flows back to investors until they reach an agreed multiple — *and* the SAFE preserves uncapped equity upside if Kindora is ever acquired or goes public. You are not betting on a unicorn exit to see your capital again. *(This uses Wefunder's standard SAFE + Revenue Share template.)*

Valuation cap, revenue-share percentage, revenue threshold, and repayment multiple are being set with counsel and will be specified in the term sheet before any commitment is accepted.

THREE LANES, ONE ROUND

Community
REG CF

Small checks from individuals and the nonprofit sector, pooled by a regulated portal such as Wefunder into a single line on the cap table.

Accredited
REG D

Larger checks from angels and anchors, placed directly through a platform such as Wefunder.

Philanthropic
PHIG

A foundation or DAF grants to a 501(c)(3) partner such as Realize Impact, which diligences, invests, and recycles 99% of any return to your charitable account.

What you're buying, honestly

This is patient, long-horizon, illiquid capital. There is no secondary market. A return depends on revenue or a future liquidity event that may not occur. Invest only what you can comfortably afford to lose. The revenue-share design creates a *path* to a return that doesn't depend on a sale — not a guarantee of one.

Why a PBC, why now

The cost of building has collapsed; the capital to build still flows through venture patterns that hand ownership to the same narrow class. Kindora exists to get fundraising intelligence to the 85% of nonprofits priced out of it — raised from the community we serve, on terms that can return capital without an extractive exit.

Kindora

Community Round · Exploring

INVESTOR ONE-PAGER · 2026

COMMUNITY ROUND · TESTING THE WATERS

The AI that helps nonprofits find funders, write applications, and surface their best donors.

Built on Claude. Trusted by 1,100+ nonprofits.

— WHERE WE ARE

Traction as of June 2026

LIVE INSIDE CLAUDE

Featured by Anthropic.

Kindora runs natively inside Claude, and Anthropic published a customer case study featuring us across its own channels.

>_ Power users are building on our MCP — shaping new features, filing bug reports, even building their own pages on Kindora's results.

Read the case study ↗

claude.com/customers/kindora

ALSO FEATURED IN

Forbes "Grants Fund Programs. Ownership Funds The Future."

June 4, 2026 · [illegible]

1,100+ nonprofits on the platform

Hundreds join monthly, 500+ in our biggest month. 70%+ run live funder matches; 280+ have used Kindora AI.

First enterprise contract signed

30 nonprofit seats, with one of the largest philanthropies in the Bay Area. ~$1.1M unbooked enterprise pipeline behind it.

Three revenue lines, growing

- **~$4K MRR** · 84 paying nonprofit subscriptions · more than doubled since May
- **$42K services** · prospecting (TNTP, SFEF) ~75–80% margin
- **Enterprise** · 30-seat contract (see above)

An audience that converts

one LinkedIn post → **~190 signups in 72h** · **~17×** our organic baseline

— THE THESIS

A grant funds a program; equity funds ownership. Mission tech has been stuck between VC that wants a unicorn exit and grants that can't fund a product. **We're building a third path — and inviting the community we serve to own a piece of it.**

— WHAT'S DIFFERENT

— what most rounds don't offer

Paid back from revenue, not just a sale

A path to capital back without a forced exit — with uncapped upside if we do exit.

Three ways into one round

Individuals (Reg CF), accredited angels (Reg D), or foundations & DAFs (PHIG).

Mission-locked by charter

A PBC board must balance returns with the public benefit in its charter.

We're exploring a community round. **Indicate non-binding interest** and we'll let you know if and when it opens.

Express your interest →

kindora.co/community-round

A capital structure built for patient, mission-aligned investors

A third outcome, by design.

Most impact investors face a bad trade: lock capital up for a decade waiting on an exit that may never come, or accept a concessionary return. We're designing for a third outcome.

THE ROUND

$1M target · $2M hard cap on a post-money SAFE + Revenue Share. Community, accredited & philanthropic lanes.

First check in: Camelback Ventures ($50K SAFE, $8M cap, March 2026)

The round funds **~18–24 months** of runway to scale revenue; the revenue share begins once revenue clears an agreed threshold.

Structure being finalized with counsel · CPA-reviewed financials at close

TEAM & EXECUTION

Justin Steele · CEO/CTO

Built the product. Owns the codebase. Leads engineering, enterprise sales, and the capital stack. ex-Google.org ($700M deployed across global philanthropy).

Karibu Nyaggah · Co-Founder & Director

Finance, operations, and the internal product systems that power sales and billing. Coordinates the partner practice on individual donor intelligence. ex-Meta (AI Transformation team) · Harvard MBA.

Accelerated by AWS, Deloitte, Blackbaud & Camelback

The instrument

Investors come in on a post-money SAFE paired with a revenue share. Once Kindora's revenue clears an agreed threshold, a defined percentage of revenue flows back to investors until they reach an agreed multiple — and the SAFE preserves uncapped equity upside if Kindora is ever acquired or goes public. You are not betting on a unicorn exit to see your capital again. *(This uses Wefunder's standard SAFE + Revenue Share template.)*

Valuation cap, revenue-share percentage, revenue threshold, and repayment multiple are being set with counsel and will be specified in the term sheet before any commitment is accepted.

Terms

- **$10M cap** · anchor & Reg D lanes
- **$12M cap** · Reg CF crowd lane
- **3% revenue share** · 1.5× multiple cap
- Share begins once Kindora clears **$1M ARR**
- **~10%** sold at the $1M target raise

Use of funds

- **~50% Go-to-market** · AEs, customer success, GTM lead
- **~30%** Founders + operations
- **~20%** Runway buffer

Product is built — no engineering hires needed

Why we win

- **Live inside Claude** · MCP-native distribution; Anthropic case-studied
- **A decade of Google.org relationships** · ~$700M deployed under Justin
- **PBC pricing for the 85%** · built for nonprofits enterprise tools won't serve

What you're buying, honestly

This is patient, long-horizon, illiquid capital. There is no secondary market. A return depends on revenue or a future liquidity event that may not occur. Invest only what you can comfortably afford to lose. The revenue-share design creates a *path* to a return that doesn't depend on a sale — not a guarantee of one.

Why a PBC, why now

The cost of building has collapsed; the capital to build still flows through venture patterns that hand ownership to the same narrow class. Kindora exists to get fundraising intelligence to the 85% of nonprofits priced out of it — raised from the community we serve, on terms that can return capital without an extractive exit.

Kindora

Community Round · Exploring

INVESTOR ONE-PAGER · 2026

COMMUNITY ROUND · TESTING THE WATERS

The AI that helps nonprofits find funders, write applications, and surface their best donors.

Built on Claude. Trusted by 1,600+ nonprofits.

WHERE WE ARE

Traction as of July 2026

LIVE INSIDE CLAUDE

Featured by Anthropic.

Kindora runs natively inside Claude, and Anthropic published a customer case study featuring us across its own channels.

>_ Power users are building on our MCP — shaping new features, filing bug reports, even building their own pages on Kindora's results.

Read the case study ↗

ALSO FEATURED IN

Forbes "Grants Fund Programs. Ownership Funds The Future."

1,600+ nonprofits on the platform

Hundreds join monthly, 500+ in our biggest month. 70%+ run live funder matches; 280+ have used Kindora AI.

First enterprise contract signed

30 nonprofit seats, with one of the largest philanthropies in the Bay Area. ~$1.1M unbooked enterprise pipeline behind it.

Three revenue lines, growing

- **~$4.4K MRR** · 93 paying nonprofit subscriptions · more than doubled since May
- **$42K services** · prospecting (TNTP, SFEF) · ~75–80% margin
- **Enterprise** · 30-seat contract (see above)

An audience that converts

one LinkedIn post → **~190 signups in 72h** · **~17×** our organic baseline

THE THESIS

A grant funds a program; equity funds ownership. Mission tech has been stuck between VC that wants a unicorn exit and grants that can't fund a product. **We're building a third path — and inviting the community we serve to own a piece of it.**

WHAT'S DIFFERENT

— what most rounds don't offer

Paid back from revenue, not just a sale

A path to capital back without a forced exit — with uncapped upside if we do exit.

Three ways into one round

Individuals (Reg CF), accredited angels (Reg D), or foundations & DAFs (PHIG).

Mission-locked by charter

A PBC board must balance returns with the public benefit in its charter.

We're exploring a community round. **Indicate non-binding interest** and we'll let you know if and when it opens.

Express your interest →

kindora.co/community-round

TESTING THE WATERS

Kindora

Appendix · How the structure works

OPTIONAL · FOR READERS WHO WANT THE DETAIL

A capital structure built for patient, mission-aligned investors

A third outcome, by design.

Most impact investors face a bad trade: lock capital up for a decade waiting on an exit that may never come, or accept a concessionary return. We're designing for a third outcome.

THE ROUND

$1M target · $2M hard cap on a post-money SAFE + Revenue Share. Community, accredited & philanthropic lanes.

First check in: Camelback Ventures ($50K SAFE, $8M cap, March 2026)

The round funds **~18–24 months** of runway to scale revenue; the revenue share begins once revenue clears an agreed threshold.

Structure being finalized with counsel · CPA-reviewed financials at close

TEAM & EXECUTION

Justin Steele · CEO/CTO

Built the product. Owns the codebase. Leads engineering, enterprise sales, and the capital stack. ex-Google.org, where he led the Americas practice and $700M+ deployed across global philanthropy.

Karibu Nyaggah · Co-Founder & Strategic Advisor

Co-founded Kindora and built its finance and operations in year one. Now advises on strategy, GTM, and partnerships. ex-Meta (AI Transformation) · Harvard MBA.

Accelerated by AWS, Deloitte, Blackbaud & Camelback

The instrument

Investors come in on a post-money SAFE paired with a revenue share. Once Kindora's revenue clears an agreed threshold, a defined percentage of revenue flows back to investors until they reach an agreed multiple — *and* the SAFE preserves uncapped equity upside if Kindora is ever acquired or goes public. You are not betting on a unicorn exit to see your capital again. *(This uses Wefunder's standard SAFE + Revenue Share template.)*

Valuation cap, revenue-share percentage, revenue threshold, and repayment multiple are being set with counsel and will be specified in the term sheet before any commitment is accepted.

Terms

- **$10M cap** · anchor & Reg D lanes
- **$12M cap** · Reg CF crowd lane
- **3% revenue share** · 1.5× multiple cap
- Share begins once Kindora clears **$1M ARR**
- **~10%** sold at the $1M target raise

Use of funds

- **~50% Go-to-market** · AEs, customer success, GTM lead
- **~30%** Founders + operations
- **~20%** Runway buffer

Product is built — no engineering hires needed

Why we win

- **Live inside Claude** · MCP-native distribution, Anthropic case-studied
- **A decade of Google.org relationships** · ~$700M deployed under Justin
- **PBC pricing for the 85%** · built for nonprofits enterprise tools won't serve

What you're buying, honestly

This is patient, long-horizon, illiquid capital. There is no secondary market. A return depends on revenue or a future liquidity event that may not occur. Invest only what you can comfortably afford to lose. The revenue-share design creates a *path* to a return that doesn't depend on a sale — not a guarantee of one.

Why a PBC, why now

The cost of building has collapsed; the capital to build still flows through venture patterns that hand ownership to the same narrow class. Kindora exists to get fundraising intelligence to the 85% of nonprofits priced out of it — raised from the community we serve, on terms that can return capital without an extractive exit.

Kindora

INVESTOR OVERVIEW · JULY 2026

The AI that helps nonprofits *get funded.*

Find the right funders, draft stronger applications, and surface your best donors — at a price the whole sector can afford.

- 1,634 organizations live
- Featured by Anthropic
- #5 at launch · Claude marketplace
- Delaware Public Benefit Corporation

kindora.co · hello@kindora.co

Oakland, California

THE PROBLEM

The nonprofits closest to the work are furthest from the money.

$617B moved through US philanthropy in 2025 — the first year giving crossed $600B. What's scarce are trust paths into it — and the professional tools that could help are priced for the largest organizations.

$326B

PARKED IN DONOR-ADVISED FUNDS

Charitable capital that roughly quadrupled in a decade — **granting out just ~$65B a year, a 20% payout**.

80 / 20

OF DOLLARS COME FROM A FRACTION OF DONORS

Major giving concentrates in **relationship networks** — networks segregated by race, class, and geography that many community-rooted leaders were never invited into.

~80%

OF NONPROFITS PRICED OUT OF THE PRO WORKFLOW

Seeing funder data is getting cheaper. Doing the work isn't: **AI grant platforms run $499–999 a month**, donor intelligence $4K–30K a year — while 59% of nonprofits operate on under $50K total.

Sources: Giving USA 2026 · DAF Research Collaborative 2025 · AFP Fundraising Effectiveness Project · Independent Sector, Dec 2025 · live pricing pages, Jul 2026

THE PRODUCT

Kindora does the work of a development office.

Ask for an outcome in plain language. Kindora returns **structured, sourced results** — ready to edit, approve, or take over manually.

01 · DISCOVERY

"Find funders for foster-care youth in California."

Stuart Foundation — 92 · Good Fit

Zellerbach Family Foundation — 71

Returns 12 ranked match cards, scored & sourced

02 · DRAFTING

"Draft my LOI for the Stuart Foundation."

LETTER OF INTENT · V1

Editable draft, grounded in the funder's giving · cited

03 · NETWORK

"Who on my board knows this funder?"



Your org
M. Chen
Funder

1 warm path · 2 weak ties found

04 · DONORS

"Which lapsed donors should I re-engage?"

J. Walker · last gift $5K · 2023 — A

R. Marsh · last gift $1.2K · 2024 — A

16 prioritized, with an outreach cadence

You stay in control. Every result cites its sources, outbound actions wait in an approval queue, and manual search is always one click away.

40 hrs per opportunity → **90 min, real case**

PRODUCT & DATA · LIVE IN PRODUCTION

Every feature runs on a data layer no one else has.

One platform spans discovery to submission to donor cultivation — grounded in live data rebuilt every week.

- **Weekly matched feed** — open now, fits you
- **Intel Briefs** — five-document strategy package
- **Funder-tailored drafting** — grounded, cited
- **Board network mapping** — warm paths in
- **Pitch Practice** — voice rehearsal, coached
- **Donor intelligence** — nine-source enrichment

> *"I have never seen a database this rich of funders across multiple asset classes."*
>
> JOANNE SONENSHINE · FOUNDER, CONNECTIVE IMPACT


kindora.co · Intel Brief
REAL PRODUCT UI
SOCIAL & ENVIRONMENTAL ENTREPRENEURS (SEE) INC
Environmental Justice Thriving Communities (EPA Region 9 Grantmaker)

Intel Brief · fit analysis, best pathway, open programs

One ask · $30, transparent

219K+ FOUNDATIONS INDEXED

7.0M GRANT RECORDS

46K LIVE OPEN OPPORTUNITIES

50K URLS SCRAPED WEEKLY

CASE STUDY · SAN FRANCISCO EDUCATION FUND

33,762 contacts. A board-ready plan. Still growing.

One paid engagement for **an unaffiliated customer** — and the account kept growing after delivery: contacts up 78%, enrichment runs through late June, funder evaluations through July.

33,762	89%	2,836	365	$32K
DONOR CONTACTS INGESTED	ENRICHED · 100% CAPACITY-SCORED	MAJOR-DONOR-CAPACITY PROSPECTS	…OF WHICH WARM RELATIONSHIPS	PAID ENGAGEMENT · Q1 2026

Enriched (29,966) = profile enrichment completed · capacity and warmth are Kindora AI tiers · 365 = major-gift capacity + warm relationship · live production figures, July 9, 2026

ON THE INSTITUTIONAL SIDE **1,210 funders evaluated · 406 deep-dive Intel evaluations · 110 rated Good or Ideal Fit** — activity continuing through July 2026.

> *"There are matches in here I'd never heard of — and they're an ideal fit."*
>
> LAURA KING · SAN FRANCISCO EDUCATION FUND

WHY THIS CASE MATTERS Arm's-length proof of the donor-intelligence engine — **the engagement type productizing into a $2K–5K self-serve tier in late 2026**, aimed at the roughly two-thirds of giving that comes from individuals.

WHY NOW

The cost collapsed, and a new channel opened.

01 **Intelligence got cheap.** The $500–a-month research stack now costs cents of inference — the economics finally fit a $400K nonprofit.

02 **Distribution flipped.** Launched in Claude's connector directory April 17. Kindora trended **#5 across all apps** that week — Anthropic published a customer case study. Zero paid marketing.

03 **It's becoming infrastructure.** Third-party apps built on our MCP now account for **11,043 calls in ten weeks** — platform behavior, not just tool adoption.



Claude connector directory · April 17, 2026 New · Trending

REAL MCP CALLS PER WEEK Apr 29 → Jul 7, 2026

63,266 real external calls · ~900 / day sustained


16K
12K
8K
4K
0
wk of May 25 — 16.0K
peak real day: May 31 · 4,180
May 28 — first OpenAI / ChatGPT clients
Apr 29*
May 4
May 11
May 18
May 25
Jun 1
Jun 8
Jun 15
Jun 22
Jun 29
Jul 6*

■ Via Claude / Anthropic · 41,700 ■ Other external clients · 21,566 — incl. 11,043 via third-party apps

63.3K	1,261	1,725	#5
REAL EXTERNAL MCP CALLS · 10 WKS	NEW ORGS SINCE LAUNCH · JUL 8	NEW USERS SINCE LAUNCH · JUL 8	AT LAUNCH · CLAUDE MARKETPLACE

Real external calls only — internal uptime monitoring, in-process backend traffic, and bots excluded; request fingerprinting began Apr 29. * First and last weeks are partial. Distinct human users aren't derivable: Anthropic's shared egress collapses all Claude.ai users behind a handful of IPs.

1,600 organizations, fully organic.

Revenue is early — and every line of it is organic: marketplace distribution, word of mouth, one founder selling — **customer acquisition cost to date: $0**. The slope and the mix are the story.

ORGANIZATIONS ON KINDORA · CUMULATIVE Dec 2025 – Jul 8, 2026


Jun 4 — Forbes feature
Apr 17 — Claude launch
131
618
1,634
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul 8

12× in seven months. The April step is the Claude launch — and it held rather than spiking and fading.

ORGANIZATIONS PAYING · BY MONTH Stripe · Feb – Jun 2026


10
18
30
47
87
Feb
Mar
Apr
May
Jul

9× paying organizations in five months — at $25–49 price points the sector can afford.

MONTHLY COLLECTIONS · STRIPE


$740
$1,349
$2,087
$2,960
$7,918

~11× IN FIVE MONTHS

~$66K
ARR RUN-RATE · JUL 8 — RECURRING ONLY; SERVICES SEPARATE

93 + 2
PAYING ORGS + FOUNDATION CONTRACTS

$42K
DONOR-INTEL DELIVERED · 75–80% GM

2,321
USERS ACROSS 1,634 ORGS

3
FOUNDATION PARTNERS · SIGNED OR IN MOTION

ENGAGEMENT

Usage is compounding ahead of revenue.

Grant cycles run 6–12 months, so win-rate data is still maturing. Until it lands, the bar we hold ourselves to: **does the product become part of an org's working rhythm?**

ORGS ACTIVE IN KINDORA AI Apr – Jun 2026



3× in two months — our strictest engagement bar. July is tracking ahead of June's pace: **102 orgs in the first 8 days**.

These are **in-app, authenticated sessions on channels we own** — separate from, and additive to, the marketplace traffic on the why-now slide.

WHAT THE FIRST 1,600 ORGANIZATIONS TAUGHT US

01 **Marketplace distribution beats paid marketing.**

The Claude launch delivered **6.2× new users in eight days and 1,261 organizations since launch (Jul 8), at $0 acquisition cost** — a structural channel incumbents don't have.

02 **The priced-out 80% pays when the price fits.**

93 organizations pay, mostly at **$25–49 a month** — and the top of the market pays for outcomes: **$42K of donor-intelligence work at 75–80% gross margin**.

03 **Search commoditizes; trust and outcomes don't.**

Users move quickly past search into network paths, tailored drafts, and donor work — so search stays the **free distribution layer**, and the business concentrates on data no model can scrape.

NOT CLAIMED YET — Grant dollars won and win rates. Outcome tracking shipped **February 2026**; the first defensible cohort reads out **late 2026** — and becomes the moat on slide 13.

COHORT HEALTH

Activated nonprofits keep coming back. Payers rarely churn.

"Active" means the org ran at least one Kindora AI session that month — search, briefs, and tracker use don't count. **Retention below is of activated orgs** — the strictest bar we can hold.

SIGNUP COHORT	ORGS	ACTIVATED IN AI · MO 0	ACTIVE · MO 1	ACTIVE · MO 2	PAYING TODAY
Pre-launch · Dec–Mar	309	n/a †	—	—	**32** · 10.4%
April · Claude launch	509	**79** · 16%	**47 · 59%**	**38 · 48%**	**19** · 3.7%
May	268	**113** · 42%	**54 · 48%**	*prints end of July**	**24** · 9.0%
June · Forbes feature	470	**170** · 36%	*too early**	—	**18** · 3.8%

*† Kindora AI wasn't the front door before April — activation isn't comparable for the pre-launch cohort; conversion is. * July is 8 days old: those cells are excluded, not zero. Retention percentages are of activated orgs. 45% of June's 307 actives came from earlier cohorts — 137 returning + 170 new.*

~48%
OUR FIX TARGET · ~60%
of activated orgs still active two months on — May's month-1 tracks the same

9–10% vs <4%
FREEMIUM NORM · 2–5%
quiet-month cohorts convert to paid vs marketplace-spike cohorts — the marketplace fills the funnel free; the paying core arrives through warmer paths. Our trust thesis, visible in our own funnel

7
SMB SAAS NORM · 3–5%/MO CHURN
paid cancellations lifetime, against 93 orgs paying today

*The leak is the front door, not the product: **430 of April's 509 never ran a session.** Activation is the fix under way — **16% → 42% in one month** — while retention of activated orgs holds at ~half. Payers almost never leave.*

GO-TO-MARKET

Two ideal customers, one flywheel.

The nonprofit priced out of professional tools — and the funder that wants its whole portfolio fundraising well. **Each makes the product better for the other.**

ICP 01 · NONPROFIT, SELF-SERVE

The $400K organization doing $4M work.

- **$100K–5M budget**, fundraising owned by the ED or founder — zero to two development staff.
- **Community-rooted and founder-led** — strong programs, thin funder network.
- **On spreadsheets today**, priced out of the $299–999/mo stack, no grant writer on payroll.
- **Buys like a consumer** — starts free, upgrades when the product wins back a grant's worth of time.

ENTRY $0 · PAID FROM $25/MO

93 paying today

ICP 02 · FOUNDATION, ENTERPRISE

The funder that buys capacity, not software.

- **Capacity-building ethos** with a portfolio of 20–80 grantees — accelerators, community foundations, venture philanthropy.
- **One agreement equips the whole cohort** — about $500 per org per year, volume-tiered.
- **Grantees control their accounts** — the funder sees aggregate usage, never individual strategy.
- **Diversification is the point** — grantees find funders beyond the one that bought the license.

$5K–35K / YR PER FOUNDATION

2 signed · Tides scoping · $150K+ proposals

ALSO IN THE MIX

Consultants and agencies at $399/mo. and $10K–50K donor-intelligence engagements. Operating thesis: **enterprise is the bet, white-glove is the bridge, self-serve is the destination.**

BUSINESS MODEL

Four revenue lines, one data layer.

Every line below is live or delivered. Credits meter the AI work, so **revenue scales with usage intensity**, not just seat count.

01 · THE DESTINATION

Self-serve subscriptions

$0 free · $25–199 / mo

The free tier is the funnel **and the mission**. Paid tiers meter drafts, briefs, and enrichment by credits — no annual contracts.

• LIVE · 93 PAYING ORGS

02 · THE BET

Foundation enterprise

$5K–35K / yr per foundation

One sale onboards 20–80 grantee organizations and **renews as a budget line item**. Founder-led sales from a decade at Google.org.

• SIGNED ×2 · TIDES IN SCOPING

03 · THE BRIDGE

Donor intelligence

$10K–50K per engagement

Nine-source enrichment of a nonprofit's own donor base — cultivation plans, not static wealth screens. **Productizing to a $2K–5K tier late 2026.**

• DELIVERED · $42K AT 75–80% GM

04 · EXPERIMENT

Consultants & agencies

$399 / mo · multi-client

Grant writers and fundraising consultants manage every client on one white-label platform. **Word-of-mouth channel today.**

• LIVE, EARLY · 7 SUBSCRIPTIONS

WHY CREDITS, NOT SEATS As inference gets cheaper, credit prices hold while cost-to-serve falls — **cheaper AI widens margins instead of compressing them**. Today's largest cost is serving 1,500+ free organizations: deliberate — the free tier is distribution and mission in one line item.

MARKET

The market, sized from the bottom up.

Incumbents proved the pricing at the top of the market; AI collapses the cost of serving everyone below them. The aim isn't a share of software spend — it's becoming **the intelligence layer through which giving gets allocated**.

$394B
INDIVIDUAL GIVING / YR · 64% OF US PHILANTHROPY

$117B
FOUNDATION GRANTS / YR

$326B
IN DONOR-ADVISED FUNDS · ~20% ANNUAL PAYOUT

THE BUILD-OUT, IN THREE WEDGES

Individual donor intelligence — $200M+

DonorSearch and iWave serve ~5,000 orgs at $4K–30K/yr — prospect screens without a grant workflow. AI-native enrichment is where our paid engagements already live.

+ Institutional funder intelligence — $500M+

Instrumentl serves 5,500 nonprofits at $299–999/mo — we extend that class of spend to the ~80% they price out, plus foundations buying whole-portfolio capacity, renewing annually.

+ Trust-graph licensing — $1B+

Community foundations, DAF sponsors, and wealth advisors license trust-matching infrastructure. Nonprofits never pay. The 2027+ wedge.

Each wedge funds the next — and all three run on the data layer already built.

THE MECHANICS **~400,000 US nonprofits** sit in the $100K–$5M sweet spot (of 1.9M total — 97% run under $5M) · **~20,000 staffed grantmaking foundations** · **$10M ARR needs <2% penetration**: ~3,000 self-serve orgs + ~200 foundation cohorts + ~1,150 donor-intel customers.

DEFENSIBILITY

Search is the wedge. Workflow, outcomes, and trust become the moat.

The honest question first: if generic assistants can research and write, what's left? **The data and relationships underneath.**

00 · THE CONCESSION

Institutional search is commoditizing.

The raw inputs are public filings, and every model release writes better boilerplate.

So by design, **search is the free distribution layer** — not the revenue engine. What compounds is on the right.

The incumbents see it too: **Instrumentl raised $55M for AI** and shipped a Claude connector; Candid relaunched search with AI — while its revenue fell four straight years (**$55M → $41M, FY21–24**, per its own 990s). They aren't asleep — they're structurally constrained: seat-priced, siloed funder-or-donor, built to sell software, not to do the work.

Instrumentl maintains its data pipeline with 100+ staff. Ours runs with a founding team you can count on one hand, plus AI.

01 · OPERATIONS — LIVE TODAY

The live opportunity graph.

50,000 funder URLs scraped weekly into open/closed status, eligibility, and deadlines — operationally hard, and absent from every chat model.

02 · OUTCOMES — COMPOUNDING FROM HERE

Pipeline data nobody can download.

As organizations track grants — applied, awarded, declined — Kindora **learns what actually gets funded**. It takes thousands of orgs and years of cycles.

03 · RELATIONSHIPS — COMPOUNDING FROM HERE

The trust graph.

How nonprofit boards connect to funder boards. When every application reads polished, **"does the funder know you?" is the scarce signal** — and no public database captures it.

04 · STRUCTURE — LIVE TODAY

Margins and channel point our way.

Credit pricing holds as inference costs fall — **margins widen with every model release**. Incumbent connectors are paywalled data feeds; ours is the full workflow, free tier included — **the one Anthropic chose for a customer case study**.

WHERE THIS GOES

From intelligence to trust infrastructure.

Three layers, built in order — **each one funds and de-risks the next.**

LAYER 1 · LIVE TODAY

Fundraising intelligence

Search, matching, drafting, briefs, pitch practice — free-to-cheap, distributed through AI marketplaces. **The acquisition engine and the data collector.**

1,634 ORGS · 219K FUNDERS INDEXED

LAYER 2 · 2026–27

Donor intelligence at scale

White-glove engagements productize into a $2K–5K self-serve tier, aimed at the two-thirds of giving that comes from individuals. **The revenue engine.**

$42K DELIVERED · 75–80% GROSS MARGIN

LAYER 3 · PILOT 2027

Trust Match

Verified trust paths between donors and organizations — advisors recommend, donors act with a pre-filled DAF grant. **Licensed to intermediaries; nonprofits never pay.**

DAF SPONSORS · COMMUNITY FOUNDATIONS · ADVISORS

WHY IT MATTERS **$326B sits in donor-advised funds with no per-fund disclosure** — so capital follows private networks. Trust Match makes those paths visible and followable, as **$84T transfers between generations.**

TEAM

Built from both sides of the grant table.

Justin spent a decade directing philanthropic capital at Google.org — then hit the tooling wall himself as a nonprofit co-founder writing grants at 11pm. **Kindora is the tool he couldn't buy.**



Justin Steele

CO-FOUNDER · CEO / CTO

Built the product; owns the codebase. Directed **$698M in philanthropic investments at Google.org**, leading the Americas portfolio. Deputy Director at Year Up; Bain & Bridgespan. Harvard MBA/MPA.



Karibu Nyaggah

CO-FOUNDER

Runs finance, operations, and the donor-intelligence practice. **Ex-Meta, AI transformation for operations.** Co-founded Sinapis — 7,000+ entrepreneurs across 6 countries. Harvard MBA.

MISSION-LOCKED BY CHARTER

"...and to democratize philanthropic giving to under-resourced nonprofits."

Delaware Public Benefit Corporation · certificate filed July 15, 2025. Grantees control their accounts; funders see aggregate usage only.

REPORTED TO THE BOARD, ALONGSIDE GROWTH · YEAR-1 TARGETS

Hours returned to mission	50K hrs	Grant dollars secured	Baseline yr
User revenue growth	+10% vs. sector	Diversity of funded orgs	Public report

IN OUR CORNER AWS Deloitte Blackbaud Anthropic CASE STUDY

More dollars won by the leaders philanthropy has missed.

The theory of change: under-resourced nonprofits lack **time, funder intelligence, and trusted pathways**. Kindora returns the hours and reveals the paths → more applications to better-fit funders → more dollars won.

WHAT WE MEASURE	HOW WE COUNT IT	STATUS
Hours returned to program work	Opportunity-to-submission time, measured in-product against the 40-hour manual baseline	TRACKING · 50K-HR TARGET
Under-resourced orgs activated	Orgs under $5M budget running Kindora AI sessions monthly — 307 in June	TRACKING NOW
Grant dollars won through Kindora	Pipeline outcomes — applied → awarded — verified in the grant tracker	BASELINE YR · NOT CLAIMED YET
Win rate vs sector baseline	Awarded ÷ decided applications, cohort-controlled against published sector rates	FIRST COHORT · LATE 2026
Who gets funded	Diversity of funded organizations — leadership, geography, budget size	PUBLIC REPORT · ANNUAL
Harm checks	Bad-fit applications avoided · citation-error rate · takedown requests honored	PUBLISHED · SAME RIGOR

SAME RULE AS THE TRACTION SLIDES Outcome tracking shipped **February 2026**; the first defensible win-rate cohort reads out **late 2026**. Until then we publish leading indicators and label them as such.

$1M to take a built product to market.

A community round alongside direct SAFEs, with a philanthropic lane — **built so the community we serve can own a piece.**

THE TERMS

$1M target · $2M hard cap

POST-MONEY SAFE + REVENUE SHARE

- **$10M cap** anchor & Reg D lanes · **$12M cap** community lane
- **3% revenue share, 1.5× multiple**, begins past $1M ARR — a return without a forced exit
- SAFE preserves **full upside** in any acquisition or IPO · ~10% sold at target

First check in: **Camelback Ventures** — $50K SAFE, March 2026

USE OF FUNDS

Go-to-market ~50%

A GTM lead first; AEs and customer success as the enterprise motion proves repeatable

Founders + operations ~30%

Runway buffer ~20%

MILESTONES THIS FUNDS · DEC 2026

5,000 organizations · $15K+ monthly subscriptions

8 foundation deals · $200K+ enterprise ARR

Donor-intel self-serve tier live and selling

18–24 months of runway · **no engineering hires needed**

TWO WAYS TO PARTNER

1 · Invest.

Community round or direct SAFE — or the philanthropic lane: a DAF or foundation grants to **Realize Impact, a 501(c)(3)** that independently diligences and holds the SAFE. 99% of any return recycles to the donor's charitable account.

2 · Equip a portfolio.

Enterprise licensing brings a grantee cohort onto Kindora as a capacity investment — **one agreement, 20–80 organizations equipped.**

wefunder.com/kindora · hello@kindora.co

Testing the waters under Regulation Crowdfunding: this is not an offer to sell or a solicitation of an offer to buy securities. No money or other consideration is being solicited, and if sent, will not be accepted. No offer to buy securities can be accepted, and no part of the purchase price can be received, until an offering statement (Form C) is filed with the SEC, and then only through a registered funding portal's filed offering. Any indication of interest involves no obligation or commitment of any kind. Projections are estimates, not guarantees.

Kindora

WHERE THIS GOES

The leaders closest to the problems should be the *first* to get funded.

That's the world Kindora exists to build — trusted, funded, and followed, not last in line.

The product is live, the data layer is built, and the round is open.

Try Kindora free — kindora.co →

hello@kindora.co

wefunder.com/kindora · community round

claude.com/customers/kindora · Anthropic case study

Projections, kept deliberately conservative.

They assume **no hires we haven't planned and no deals we haven't sourced.** Projections are estimates, not guarantees.

REVENUE LINE	2026E	2027E	2028E
Self-serve subscriptions	$100K	$400K	$1.2M
Foundation enterprise licensing	$120K	$500K	$1.5M
Individual donor intelligence	$150K	$600K	$1.8M
Total revenue	**$370K**	**$1.5M**	**$4.5M**
Registered organizations, ending	5,000	12,000	25,000
Paying organizations, ending	200	800	2,400
Foundation partners	5	15	35

Actuals to date: **$16.8K lifetime Stripe collections** (Feb–Jul 2026; monthly collections grew ~11x Feb→Jun) · **$42K donor-intelligence engagements delivered** Q1 2026 · foundation contracts signed: Camelback Ventures + Tipping Point Community (May 2026). Gross margin modeled ~85% at scale; blended margin is negative today while free-tier serving costs dominate — deliberate, since the free tier is distribution and mission in one.

APPENDIX A2 · DATA STEWARDSHIP

We hold sensitive data for small orgs. Here's the line.

Donor intelligence means holding personal data on behalf of thousands of small organizations. **These four rules are how we operate today — written into our enterprise agreements, backed by a charter that locks the mission they serve.**

01 · SOURCING

Public-substrate sourcing.

Enrichment draws on public and licensed sources — filings, professional profiles, public giving records — **never purchased private browsing or behavioral data**. Facts, attributed.

02 · ISOLATION

Tenant isolation.

A nonprofit's donor data is theirs alone — **never pooled across customers, never used to train shared models**. Enterprise funders see aggregate usage, never an individual grantee's strategy or donor list.

03 · GUARDRAILS

Sensitivity guardrails.

We surface **giving capacity, not private lives** — political-donation records fold into aggregate disclosed giving, never a standalone signal. Contact enrichment respects source permissions and takedown requests.

04 · CHARTER

Mission lock backs it.

The PBC charter locks the mission these rules serve; the rules themselves are **operating policy and contract terms, reviewed by the board**. We decline enterprise deals that monitor or constrain grantees — written into our pricing pages, not just this deck.

THE THESIS *When AI makes every fundraising shop more capable, the trustworthy one wins the sector. That's a moat too.*

APPENDIX A3

The risks we'd ask about, named first.

Every early company has these conversations eventually. We'd rather have them **before diligence than after** — this is the same list our board sees.

RISK 01

Free-to-paid conversion is unproven at scale.

True today. **Enterprise and donor-intelligence revenue don't depend on self-serve conversion** — they're founder-sold. Pipeline features and credit incentives target the engaged core: 307 orgs active in June. Cohort detail: slide 9.

RISK 02

Distribution depends on Anthropic.

The underlying infrastructure is platform-agnostic — **equivalent connectors are planned as other AI marketplaces mature**. Incumbents entering the same directory — Instrumentl, June 2026 — validates the channel; and enterprise plus donor-intel revenue never touch it.

RISK 03

Grant outcome data lags 6–12 months.

The moat we most want is the slowest to build. Outcome tracking shipped **February 2026**; the first defensible win-rate cohort reads out late 2026. Until then we publish leading indicators and label them as such.

RISK 04

The team is small for the surface area.

That's what this raise addresses: **the first go-to-market hires are the primary use of funds**. The product is built — the constraint is selling and supporting it, which capital solves. That includes key-person concentration in the CEO — named plainly, and reduced by the same first hires.

APPENDIX A4 · WHERE DAFS FIT

$326B, granting 20% a year — and structurally invisible.

Donor-advised funds roughly quadrupled in a decade to $326B, but only ~$65B a year — 20% — moves out as grants. The opacity isn't a side effect — **it's the mechanism that keeps capital flowing through the same closed networks.**

01 **No per-fund disclosure.** Sponsors file one aggregate 990 for thousands of funds — no equivalent of a foundation's 990-PF. Nonprofits can't see who holds DAFs or what they care about.

02 **Gifts arrive opaque.** DAF grants are often anonymous or intermediated, so the nonprofit can't cultivate the actual human behind the check.

03 **So capital follows networks.** With no data trail, capital keeps flowing through the same closed networks — segregated by race, class, and geography.

> *"Search behavior as a funding signal is the kind of data philanthropy has genuinely never had before."*
>
> BEN GUSBERG · PUBLIC LINKEDIN COMMENTARY ON KINDORA, 2026

HOW KINDORA FITS THE GAP — YOU CAN'T FIX DAF OPACITY WITH FILINGS, SO WE MAP PEOPLE

TODAY **See the people, not the filings.**
Nine-source donor intelligence plus the board-network trust graph surface **the humans who hold and advise DAFs** inside a nonprofit's existing orbit — capital public filings structurally cannot show.

TODAY **Make demand visible.**
Aggregate search and pipeline behavior show what nonprofits are actually pursuing — **demand-side data the sector has never had**, and a signal funders and sponsors can act on.

2027 → **Trust Match: make trust followable.**
Advisors record trusted recommendations; donors act on them with a **pre-filled DAF grant in minutes**. Licensed to DAF sponsors, community foundations, and wealth advisors — nonprofits never pay.

WHY THIS DECADE

$84T wealth transfer · policy pressure on DAF payout · advisors overwhelmed

DAF assets & payout: DAF Research Collaborative, 2025 annual report · disclosure mechanics: sponsor-level Form 990 aggregation

The comparison, including the real status quo.

Feature-for-feature against grant incumbents, prospect-research tools, and the buyer fallback we hear most often: **generic AI plus spreadsheets.** Tenure conceded honestly.

	KINDORA	INSTRUMENTL	CANDID	GRANTSTATION	DONORSEARCH / IWAVE	GENERIC AI + SHEETS
Entry price	**Free · paid from $25/mo**	$299+/mo · AI writing from $499	Free · $100–219/mo	$199/yr promo · $699 list	~$209/mo – $4.5K+/yr	~$20/mo + staff hours
Agentic ask → output	**Yes — plans, drafts, briefs**	Partial — grant OS + AI writing	Limited — AI LOI, recs	Limited — AI search, review	Donor AI — not grants	Yes — user-orchestrated
Claude-native workflow	**Yes — purpose-built · connector free, no subscription**	Data connector · subscribers only	Data connector · MCP	No	No	Is the assistant — no grant data
Weekly matched feed · open now	**Yes — fit-scored**	Yes — matches + digest	RFP recommendations	Newsletter + database	Donor alerts only	No
Funder-tailored drafting	**Yes — grounded, cited**	Yes — Apply AI · $499+ tier	AI LOI writer	Proposal reviewer	No	Drafts — grounding varies
Per-funder Intel Briefs	**Yes — $30 flat, five-doc**	Profiles + fit, no brief	Profiles only	Profiles only	Donor profiles only	Summaries of your sources
Pitch practice · voice	**Yes — coached, grant-specific**	No	No	No	No	Generic roleplay
Individual prospecting	**Yes — 9 sources + cultivation plans**	No — funder prospecting	No	No	Yes — core strength · no grant workflow	Analyzes your data only
Annual contract required	**No — monthly**	No — monthly available	No	Yes — 1–2 yr	Quote-based · often annual	No
Years in market	**<1 — conceded**	~11	7 · 70-yr lineage	~27	19–35	~3

Against generic AI, the defensible gap isn't "AI vs. no AI" — it's **nonprofit-specific workflow, live grant status, source-controlled outputs, and approval controls**. And Kindora is the only column covering both the grant side and the donor side — a seam the incumbents document themselves: Virtuous's 2025 grant-strategy guide refers its own customers to Instrumentl for grant prospecting.

Kindora

Community Round · Testing the Waters

INVESTOR ONE-PAGER · 2026

COMMUNITY ROUND · TESTING THE WATERS

The AI that helps nonprofits find funders, write applications, and surface their best donors.

Built on Claude. Trusted by 1,700+ nonprofits.

WHERE WE ARE

Traction as of July 2026

LIVE INSIDE CLAUDE

Featured by Anthropic.

Kindora runs natively inside Claude, and Anthropic published a customer case study featuring us across its own channels.

>_ Power users are building on our MCP — shaping new features, filing bug reports, even building their own pages on Kindora's results.

Read the case study ↗

ALSO FEATURED IN

Forbes "Grants Fund Programs. Ownership Funds The Future."

June 4, 2026

1,739 nonprofits on the platform
Hundreds join monthly. 500+ in our biggest month. 70%+ run live funder matches; 280+ have used Kindora AI.

First enterprise contract signed
30 nonprofit seats, with one of the largest philanthropies in the Bay Area. ~$1.1M unbooked enterprise pipeline behind it.

Three revenue lines, growing
- **~$4.7K MRR** · 92 paying nonprofit subscriptions · more than doubled since May
- **$42K services** · prospecting (TNTP, SFEF) · ~75–80% margin
- **Enterprise** · 30-seat contract (see above)

An audience that converts
one LinkedIn post → **~190 signups in 72h** · **~17×** our organic baseline

THE THESIS

A grant funds a program; equity funds ownership. Mission tech has been stuck between VC that wants a unicorn exit and grants that can't fund a product. **We're building a third path — and inviting the community we serve to own a piece of it.**

WHAT'S DIFFERENT

— what most rounds don't offer

Paid back from revenue, not just a sale
A path to capital back without a forced exit — with uncapped upside if we do exit.

Three ways into one round
Individuals (Reg CF), accredited angels (Reg D), or foundations & DAFs (PHIG).

Mission-locked by charter
A PBC board must balance returns with the public benefit in its charter.

We're exploring a community round. **Indicate non-binding interest** and we'll let you know if and when it opens.

Follow on Wefunder →

wefunder.com/kindora

TESTING THE WATERS

Kindora

Appendix · How the structure works

OPTIONAL · FOR READERS WHO WANT THE DETAIL

A capital structure built for patient, mission-aligned investors

A third outcome, by design.

Most impact investors face a bad trade: lock capital up for a decade waiting on an exit that may never come, or accept a concessionary return. We're designing for a third outcome.

THE ROUND

$1M target · $2M hard cap on a post-money SAFE + Revenue Share. Community, accredited & philanthropic lanes.

First check in: Camelback Ventures ($50K SAFE, $8M cap, March 2026)

The round funds **~18–24 months** of runway to scale revenue; the revenue share begins once Kindora passes $1M ARR.

Structure being finalized with counsel · CPA-reviewed financials at close

TEAM & EXECUTION

Justin Steele · Founder & CEO

Kindora's one full-time person: wrote the code, designed the data layer across 219K foundations, and closed the enterprise contracts. A decade at Google.org directing ~$700M in philanthropy across the Americas. Trustee of The San Francisco Foundation. Harvard MBA + MPA.

Karibu Nyaggah · Co-Founder & Strategic Advisor

Co-founded Kindora and built the early finance, ops, and billing systems. Now a strategic advisor as Justin runs day-to-day. ex-Meta (AI Transformation) · Harvard MBA.

Accelerated by AWS, Deloitte, Blackbaud & Camelback

The instrument

Investors come in on a post-money SAFE paired with a revenue share. Once Kindora passes $1M ARR, a defined percentage of revenue flows back to investors until they reach an agreed multiple — *and* the SAFE preserves uncapped equity upside if Kindora is ever acquired or goes public. You are not betting on a unicorn exit to see your capital again. *(Built on Wefunder's SAFE + Revenue Share structure, with terms tuned for a high-margin software company.)*

Valuation cap, revenue-share percentage, revenue threshold, and repayment multiple are being set with counsel and will be specified in the term sheet before any commitment is accepted.

Terms

- **$10M cap** · anchor & Reg D lanes
- **$12M cap** · Reg CF crowd lane
- **3% revenue share** · 1.5x multiple cap
- Share begins once Kindora clears **$1M ARR**
- **~10%** sold at the $1M target raise

Use of funds

- **~50% Go-to-market** · AEs, customer success, GTM lead
- **~30%** Founders + operations
- **~20%** Runway buffer

Product is built — no engineering hires needed.

Why we win

- **Live inside Claude** · MCP-native distribution; Anthropic case-studied
- **A decade of Google.org relationships** · ~$700M deployed under Justin
- **PBC pricing for the 85%** · built for nonprofits enterprise tools won't serve

What you're buying, honestly

This is patient, long-horizon, illiquid capital. There is no secondary market. A return depends on revenue or a future liquidity event that may not occur. Invest only what you can comfortably afford to lose. The revenue-share design creates a path to a return that doesn't depend on a sale — not a guarantee of one.

Why a PBC, why now

The cost of building has collapsed; the capital to build still flows through venture patterns that hand ownership to the same narrow class. Kindora exists to get fundraising intelligence to the 85% of nonprofits priced out of it — raised from the community we serve, on terms that can return capital without an extractive exit.

In every city in this country, someone is keeping a light on.

In Oakland, one of those lights is in our living room. My wife and I run a small family camping nonprofit there. One fall we needed nine thousand dollars for tent heaters, and I sat up after the kids were asleep, trying to find it. I had just spent ten years at Google, helping to direct hundreds of millions in giving. I could not find nine thousand dollars.

The money was close that night. It always is. Americans gave $617 billion away last year. Hundreds of billions more sit in accounts built for giving. It is across town. It is sometimes down the street. But you cannot see it. The funds disclose no donors. Most foundations decide whom they will fund before anyone can ask. Generosity under a bushel, calling itself discretion.

So the first problem is seeing. You cannot ask someone you cannot find.

But seeing is only half. Suppose the lights came on tomorrow, and every fund and foundation stood in plain view. You would still need a way in. Money moves through relationships, through neighborhoods and schools and boards, and those circles were drawn along the old lines: race, class, zip code. You can know exactly who holds the money and still stand before doors that do not open.

Seeing first. Then reaching.

I understand the far side of those doors, because I lived there. Some of what we gave at Google moved through funds that disclose no donors; we wanted the quiet. We were sincere. We were also unseen, and unseeing, and nothing required us to be otherwise.

Kindora began there, in the distance between those two lives. It gathers what philanthropy scatters — who has given, to what, and to whom — and hands it to people who were never given the map. Then it helps them move: the board member who knows a trustee, the funder whose history rhymes with their work, a credible first step where no warm path exists. And it is learning to work in the other direction too, helping the money see the work.

In its first year, it helped our little nonprofit raise a hundred thousand dollars, from funders who had been close all along.

The people doing this work were never lost. What they do, they do for love. They were only unseen, and left to cross the distance alone.

To see each other is where love begins. To reach each other is how we keep it.

The AI that helps nonprofits *get funded.*

Find the right funders, draft stronger applications, and surface your best donors — at a price the whole sector can afford.

- 1,739 organizations joined
- Featured by Anthropic
- #5 at launch · Claude marketplace
- Delaware Public Benefit Corporation

Oakland, California

THE PROBLEM

The nonprofits closest to the work are furthest from the money.

$617B moved through US philanthropy in 2025 — the first year giving crossed $600B. What's scarce are trust paths into it — and the professional tools that could help are priced for the largest organizations.

$326B

PARKED IN DONOR-ADVISED FUNDS

Charitable capital that roughly quadrupled in a decade — **granting out just ~$65B a year, a 20% payout**.

~80/20

GIFTS CONCENTRATE AMONG A FRACTION OF DONORS

Major giving concentrates in **relationship networks** — networks segregated by race, class, and geography that many community-rooted leaders were never invited into.

[illegible] — [illegible] in major giving; AFP Fundraising Effectiveness Project & sector benchmarks

~80%

OF NONPROFITS PRICED OUT OF THE PRO WORKFLOW

Seeing funder data is getting cheaper. Doing the work isn't: **AI grant platforms run $499–999 a month**, donor intelligence $4K–30K a year — while 59% of nonprofits operate on under $50K total.

Sources: Giving USA 2026 · DAF Research Collaborative 2025 · AFP Fundraising Effectiveness Project · Independent Sector, Dec 2025 · live pricing pages, Jul 2026

THE PRODUCT

Kindora does the work of a development office.

Ask for an outcome in plain language. Kindora returns **structured, sourced results** — ready to edit, approve, or take over manually.

01 · DISCOVERY

"Find funders for foster-care youth in California."

Stuart Foundation — 92 · Good Fit

Zellerbach Family Foundation — 71

Returns 12 ranked match cards, scored & sourced

02 · DRAFTING

"Draft my LOI for the Stuart Foundation."

LETTER OF INTENT · V1

Editable draft, grounded in the funder's giving · cited

03 · NETWORK

"Who on my board knows this funder?"



1 warm path · 2 weak ties found

04 · DONORS

"Which lapsed donors should I re-engage?"

J. Walker · last gift $5K · 2023

R. Marsh · last gift $1.2K · 2024

18 prioritized, with an outreach cadence

You stay in control. Every result cites its sources, outbound actions wait in an approval queue, and manual search is always one click away.

40 hrs per opportunity → **90 min, real case**

90-minute case: Outdoorthm Collective, founding design partner — California Humanities $5K Quick Grant, Feb 2026 · match examples illustrative

PRODUCT & DATA · LIVE IN PRODUCTION

Every feature runs on one live data layer spanning the full workflow.

One platform spans discovery to submission to donor cultivation — grounded in live data rebuilt every week.

- **Weekly matched feed** — open now, fits you
- **Intel Briefs** — five-document strategy package
- **Funder-tailored drafting** — grounded, cited
- **Board network mapping** — warm paths in
- **Pitch Practice** — voice rehearsal, coached
- **Donor intelligence** — nine-source enrichment

> *"I have never seen a database this rich of funders across multiple asset classes."*
>
> JOANNE SONENSHINE · FOUNDER, CONNECTIVE IMPACT


kindora.co · Intel Brief
REAL PRODUCT UI
SOCIAL & ENVIRONMENTAL ENTREPRENEURS (SEE) INC

Intel Brief · fit analysis, best pathway, open programs

One ask · $30, transparent

219K+	7.0M	46K	50K
FOUNDATIONS INDEXED	GRANT RECORDS	LIVE OPEN OPPORTUNITIES	URLS SCRAPED WEEKLY

CASE STUDY · SAN FRANCISCO EDUCATION FUND

33,762 contacts. A board-ready plan. Still growing.

One paid engagement for **an unaffiliated customer** — and the account kept growing after delivery: contacts up 78%, enrichment runs through late June, funder evaluations through July.

33,762	89%	2,836	365	$32K
DONOR CONTACTS INGESTED	ENRICHED · 100% CAPACITY-SCORED	MAJOR-DONOR-CAPACITY PROSPECTS	…OF WHICH WARM RELATIONSHIPS	PAID ENGAGEMENT · Q1 2026

ON THE INSTITUTIONAL SIDE **1,210 funders evaluated · 406 deep-dive Intel evaluations · 110 rated Good or Ideal Fit** — activity continuing through July 2026.

> *"There are matches in here I'd never heard of — and they're an ideal fit."*
>
> LAURA KING · SAN FRANCISCO EDUCATION FUND

WHY THIS CASE MATTERS Arm's-length proof of the donor-intelligence engine — **the engagement type productizing into a $2K–5K self-serve tier in late 2026**, aimed at the roughly two-thirds of giving that comes from individuals.

The cost collapsed, and a new channel opened.

01 **Intelligence got cheap.** The $500-a-month research stack now costs cents of inference — the economics finally fit a $400K nonprofit.

02 **Distribution flipped.** Launched in Claude's connector directory April 17. Kindora trended **#5 across all apps** that week — Anthropic published a customer case study. Zero paid marketing.

03 **It's becoming infrastructure.** Third-party apps account for **tens of thousands of calls** — platform behavior, not just tool adoption. In July that became a **metered revenue lane (slide 11)**.


Claude connector directory · April 17, 2026
New · Trending

REAL MCP CALLS PER WEEK Apr 29 – Jul 23, 2026

~110,800 real external calls · ~5,200 / day over the last seven days


28K
21K
14K
7K
0
wk of Jul 14 — 27.8K
one third-party app integrating at batch scale
~4–5K calls/day, sustained since
wk of May 25 — 16.0K
peak day May 31 · 4,180
May 28 — first OpenAI client
May 4
May 11
May 18
May 25
Jun 1
Jun 8
Jun 15
Jun 22
Jun 29
Jul 6
Jul 14
Jul 21*

■ Via Claude / Anthropic ■ Other external clients — third-party apps, batch integrators, OpenAI □ Partial week

110.8K	1,315	1,779	#5
REAL EXTERNAL CALLS · APR 29 → JUL 23	NEW ORGS SINCE LAUNCH JUL 19	NEW USERS SINCE LAUNCH JUL 19	AT LAUNCH · CLAUDE MARKETPLACE

RESERVED EXHIBIT Anthropic publisher analytics — raw, 30-day tool calls & users, per-surface split. Replaces self-reported telemetry when supplied.

TRACTION

1,739 organizations, fully organic.

Revenue is early — and every line of it is organic: marketplace distribution, word of mouth, one founder selling — **paid acquisition spend to date: $0**. The slope and the mix are the story.

ORGANIZATIONS ON KINDORA · CUMULATIVE



13× in seven months. The April step is the Claude launch — and it held rather than spiking and fading.

ORGANIZATIONS PAYING · BY MONTH



9× paying organizations in five months — at $25–49 price points the sector can afford.

MONTHLY COLLECTIONS · STRIPE



$740
$1,349
$2,087
$2,960

~11×
IN FIVE MONTHS

~$66K
ARR RUN-RATE · JUL 19 — RECURRING ONLY; SERVICES SEPARATE

92 + 2
PAYING ORGS + FOUNDATION CONTRACTS

$42K
DONOR-INTEL DELIVERED · 75–80% GM

2,321
USERS ACROSS 1,739 ORGS

3
FOUNDATION PARTNERS · SIGNED OR IN MOTION

Source: production billing + Stripe + org database, July 19, 2026 · ARR = active subscriptions normalized monthly + signed enterprise

ENGAGEMENT

Usage is compounding ahead of revenue.

Grant cycles run 6–12 months, so win-rate data is still maturing. Until it lands, the bar we hold ourselves to: **does the product become part of an org's working rhythm?**

ORGS ACTIVE IN KINDORA AI Apr – Jun 2026



3× in two months — our strictest engagement bar. July is tracking ahead of June's pace: **102 orgs in the first 8 days**.

These are **in-app, authenticated sessions on channels we own** — separate from, and additive to, the marketplace traffic on the why-now slide.

WHAT THE FIRST 1,739 ORGANIZATIONS TAUGHT US

01

Marketplace distribution beats paid marketing.

The Claude launch delivered **6.2× new users in eight days and 1,315 organizations since launch (Jul 19), at $0 acquisition cost** — a structural channel incumbents don't have.

02

The priced-out 80% pays when the price fits.

92 organizations pay, mostly at **$25–49 a month** — and the top of the market pays for outcomes: **$42K of donor-intelligence work at 75–80% gross margin**.

03

Search commoditizes; trust and outcomes don't.

Users move quickly past search into network paths, tailored drafts, and donor work — so search stays the **free distribution layer**, and the business concentrates on data no model can scrape.

NOT CLAIMED YET — Grant dollars won and win rates. Outcome tracking shipped **February 2026**; the first defensible cohort reads out **late 2026** — and becomes the moat on slide 13.

COHORT HEALTH

Activated nonprofits keep coming back. Early payer churn is low so far.

"Active" means the org ran at least one Kindora AI session that month — search, briefs, and tracker use don't count. **Retention below is of activated orgs** — the strictest bar we can hold.

SIGNUP COHORT	ORGS	ACTIVATED IN AI · MO 0	ACTIVE · MO 1	ACTIVE · MO 2	PAYING TODAY
Pre-launch · Dec–Mar	309	n/a †	—	—	**32** · 10.4%
April · Claude launch	509	**79** · 16%	47 · 59%	38 · 48%	**19** · 3.7%
May	268	**113** · 42%	54 · 48%	*joins end of July**	**24** · 9.0%
June · Forbes feature	470	**170** · 36%	*too early**	—	**18** · 3.8%

*† Kindora AI wasn't the front door before April — activation isn't comparable for the pre-launch cohort; conversion is. * July is 8 days old; those cells are excluded, not zero. Retention percentages are of activated orgs. 45% of June's 307 actives came from earlier cohorts — 137 returning + 170 new. * The "paying today" column sums to 93 against the 92 counted elsewhere in this deck; one org lapsed between the Jul 19 cohort pull and the Jul 24 churn recount, and the per-cohort split has not been re-pulled. Cohort counts are Jul 19; the deck-wide paying count is the later figure.*

~48%

OUR FIX TARGET · ~40%

of activated orgs still active two months on — May's month-1 tracks the same

9–10% vs <4%

FREEMIUM NORM · 2–5%

quiet-month cohorts convert to paid vs marketplace-spike cohorts — the marketplace fills the funnel free; the paying core arrives through warmer paths. Our trust thesis, visible in our own funnel

21 of 101

DEFINITION PENDING SIGN-OFF

orgs that ever paid have lapsed (~21% lifetime) — most within two payments, concentrated in marketplace-spike cohorts

*The leak is the front door, not the product: **450 of April's 509 never ran a session.** Activation is the fix under way — **16% → 42% in one month** — while retention of activated orgs holds at ~half. Early payer churn is low so far.*

GO-TO-MARKET

Two ideal customers, one flywheel.

The nonprofit priced out of professional tools — and the funder that wants its whole portfolio fundraising well. **Each makes the product better for the other.**

ICP 01 · NONPROFIT, SELF-SERVE

The $400K organization doing $4M work.

- **$100K–5M budget**, fundraising owned by the ED or founder — zero to two development staff.
- **Community-rooted and founder-led** — strong programs, thin funder network.
- **On spreadsheets today**, priced out of the $299–999/mo stack, no grant writer on payroll.
- **Buys like a consumer** — starts free, upgrades when the product wins back a grant's worth of time.

ENTRY $0 · PAID FROM $25/MO

92 paying today

ICP 02 · FOUNDATION, ENTERPRISE

The funder that buys capacity, not software.

- **Capacity-building ethos** with a portfolio of 20–80 grantees — accelerators, community foundations, venture philanthropy.
- **One agreement equips the whole cohort** — about $500 per org per year, volume-tiered.
- **Grantees control their accounts** — the funder sees aggregate usage, never individual strategy.
- **Diversification is the point** — grantees find funders beyond the one that bought the license.

$5K–35K / YR PER FOUNDATION

2 signed · 1 in scoping · $150K+ proposals

ALSO IN THE MIX

Consultants and agencies at $399/mo, and $10K–50K donor-intelligence engagements. Operating thesis: **enterprise is the bet, white-glove is the bridge, self-serve is the destination.**

BUSINESS MODEL

Five revenue lines, one data layer.

Every line below is live or delivered. Credits meter the AI work, so **revenue scales with usage intensity**, not just seat count.

01 · THE DESTINATION

Self-serve subscriptions

$0 free · $25–199 / mo

The free tier is the funnel **and the mission**. Paid tiers meter drafts, briefs, and enrichment by credits — no annual contracts.

● LIVE · 92 PAYING ORGS

02 · THE BET

Foundation enterprise

$5K–35K / yr per foundation

One sale onboards 20–80 grantee organizations and **renews as a budget line item**. Founder-led sales from a decade at Google.org.

● SIGNED +2 · 1 IN SCOPING

03 · THE BRIDGE

Donor intelligence

$10K–50K per engagement

Nine-source enrichment of a nonprofit's own donor base — cultivation plans, not static wealth screens. **Productizing to a $2K–5K tier late 2026.**

● DELIVERED · $42K · 75–80% GM

04 · EXPERIMENT

Consultants & agencies

$399 / mo · multi-client

Grant writers and fundraising consultants manage every client on one white-label platform. **Word-of-mouth channel today.**

○ LIVE, EARLY · 7 SUBS

05 · NEW LANE

Agent & developer data access

10 lookups / credit · ~$6.50–10.00 per 1K

AI agents and third-party apps buy machine-readable funder intelligence by the lookup — same credit meter, near-zero marginal serving cost. **The first batch integrator arrived unprompted, at ~130K lookups/month scale.** Flat data licenses above.

○ LIVE · PRICED JULY 2026

WHY CREDITS, NOT SEATS

As inference gets cheaper, credit prices hold while cost-to-serve falls — **cheaper AI widens margins instead of compressing them.** Today's largest cost is serving 1,500+ free organizations: deliberate — the free tier is distribution and mission in one line item.

Status as of July 19, 2026 · data access live Jul 24, 2026 at the price published on kindora.co/developers · donor-intel margin on delivered engagements

The market, sized from the bottom up.

Incumbents proved the pricing at the top of the market; AI collapses the cost of serving everyone below them. The aim isn't a share of software spend — it's becoming **the intelligence layer through which giving gets allocated**.

$394B
INDIVIDUAL GIVING / YR · 64% OF US PHILANTHROPY

$117B
FOUNDATION GRANTS / YR

$326B
IN DONOR-ADVISED FUNDS · ~20% ANNUAL PAYOUT

THE BUILD-OUT, IN THREE WEDGES

Individual donor intelligence — **$200M+**

DonorSearch and iWave serve ~5,000 orgs at $4K–30K/yr — prospect screens without a grant workflow. AI-native enrichment is where our paid engagements already live.

+ Institutional funder intelligence — **$500M+**

Instrumentl serves 5,500 nonprofits at $299–999/mo — we extend that class of spend to the ~80% they price out, plus foundations buying whole-portfolio capacity, renewing annually.

+ Trust-graph licensing — **$1B+**

Community foundations, DAF sponsors, and wealth advisors license trust-matching infrastructure. Nonprofits never pay. The 2027+ wedge.

Each wedge funds the next — and all three run on the data layer already built.

THE MECHANICS **~400,000 US nonprofits** sit in the $100K–$5M sweet spot (of 1.9M total — 97% run under $5M) · **~20,000 staffed grantmaking foundations** · **$10M ARR needs <2% penetration**: ~3,000 self-serve orgs + ~200 foundation cohorts + ~1,150 donor-intel customers.

DEFENSIBILITY

Search is the wedge. Workflow, outcomes, and trust become the moat.

The honest question first: if generic assistants can research and write, what's left? **The data and relationships underneath.**

00 · THE CONCESSION

Institutional search is commoditizing.

The raw inputs are public filings, and every model release writes better boilerplate.

So by design, **interactive search is our free distribution layer** — and batch, agent-scale access is metered (slide 11). What compounds is on the right.

The incumbents see it too: **Instrumentl raised $55M for AI** and shipped a Claude connector; Candid relaunched search with AI — while its revenue fell four straight years (**$55M → $41M, FY21–24**, per its own 990s). They aren't asleep — they're structurally constrained: seat-priced, siloed funder-or-donor, built to sell software, not to do the work.

Instrumentl maintains its data pipeline with 100+ staff. Ours runs with a founding team you can count on one hand, plus AI.

01 · OPERATIONS — LIVE TODAY

The live opportunity graph.

50,000 funder URLs scraped weekly into open/closed status, eligibility, and deadlines — operationally hard, and absent from every chat model.

02 · OUTCOMES — COMPOUNDING FROM HERE

Pipeline data nobody can download.

As organizations track grants — applied, awarded, declined — Kindora **learns what actually gets funded**. It takes thousands of orgs and years of cycles.

03 · RELATIONSHIPS — COMPOUNDING FROM HERE

The trust graph.

How nonprofit boards connect to funder boards. When every application reads polished, **"does the funder know you?" is the scarce signal** — and no public database captures it.

04 · STRUCTURE — LIVE TODAY

Margins and channel point our way.

Credit pricing holds as inference costs fall — **margins widen with every model release**. Incumbent connectors are paywalled data feeds; ours is the full workflow, free tier included — **the one Anthropic chose for a customer case study, and the only one with a metered data lane**.

Feature-by-feature comparison vs Instrumentl, Candid, GrantStation, DonorSearch / iWave — and the real status quo — in appendix A5

DATA ACCESS

The dataset *agents pay for.*

In 2026 the data incumbents all moved to metered AI access. In our category, **only one funder graph is openly licensable to the agent economy** — self-serve, metered, published pricing. Everything else requires written consent.

01 · THE SHIFT

The incumbents already repriced for agents.

Crunchbase launched a paid MCP seat on July 21 — data licensing is already ~⅓ of its revenue.

PitchBook's seat renewals are decaying while "direct data" is its named growth driver.

At maturity the pattern completes. **LexisNexis Risk earns 61% of £3.5B revenue from metered, volumetric access** — more than subscriptions.

02 · THE LOCKOUT

Our category's data is contractually closed to AI.

Candid — the incumbent — prices its APIs at **$2,750–$9,900/yr entry**, and its license **prohibits AI/LLM use of the data without written consent**, surviving termination.

Instrumentl gates API access to unlisted enterprise contracts.

Kindora is the only openly licensable, machine-readable funder graph in the agent economy — self-serve, metered, published pricing.

03 · THE PROOF & THE PRICE

Demand arrived before the price sheet.

A third-party app integrated at **~130K lookups/month against the free tier**; the metered lane now converts that class of caller.

Our per-lookup price sits deliberately **below every originated-entity comp** — People Data Labs charges **7–15× more per company record**, OpenCorporates roughly one to two orders of magnitude more per call.

A land-grab for the **agent-default position**, with flat licenses tiered by use-right above it.

PUBLISHED PRICE **10 lookups / credit**

WHERE THE METER STARTS **Interactive use by nonprofits stays free** — that's the mission and the funnel. The meter starts where agents consume at industrial scale.

Competitor terms & pricing from public license pages and rate cards, July 2026 · integrator volume from prod telemetry through Jul 23, 2026 · all sources on request

WHERE THIS GOES

From intelligence to trust infrastructure.

Three layers, built in order — **each one funds and de-risks the next.**

LAYER 1 · LIVE TODAY

Fundraising intelligence

Search, matching, drafting, briefs, pitch practice — free-to-cheap, distributed through AI marketplaces. **The acquisition engine and the data collector.**

1,739 ORGS · 219K FUNDERS INDEXED

LAYER 2 · 2026–27

Donor intelligence at scale

White-glove engagements productize into a $2K–5K self-serve tier, aimed at the two-thirds of giving that comes from individuals. **The revenue engine.**

$42K DELIVERED · 75–80% GROSS MARGIN

LAYER 3 · PILOT 2027

Trust Match

Verified trust paths between donors and organizations — advisors recommend, donors act with a pre-filled DAF grant. **Licensed to intermediaries; nonprofits never pay.**

DAF SPONSORS · COMMUNITY FOUNDATIONS · ADVISORS

WHY IT MATTERS **$326B sits in donor-advised funds with no per-fund disclosure** — so capital follows private networks. Trust Match makes those paths visible and followable, as **$84T transfers between generations.**

TEAM

Built from both sides of the grant table.

Justin spent a decade directing philanthropic capital at Google.org — then hit the tooling wall himself as a nonprofit co-founder writing grants at 11pm. **Kindora is the tool he couldn't buy.**

MISSION-LOCKED BY CHARTER

"...and to democratize philanthropic giving to under-resourced nonprofits."

Delaware Public Benefit Corporation · certificate filed July 15, 2025. Grantees control their accounts. Funders see aggregate usage only.

REPORTED TO THE BOARD, ALONGSIDE GROWTH · YEAR-1 TARGETS

Hours returned to mission	50K hrs	Grant dollars secured	Baseline yr
User revenue growth	+10% vs. sector	Diversity of funded orgs	Public report



Justin Steele

CO-FOUNDER · CEO / CTO

Built the product and owns the codebase; the company owns the IP. Directed **~$700M in philanthropy at Google.org** over a decade. Deputy Director at Year Up; Bain & Bridgespan alum. Harvard MBA/MPA, UVA engineering.



Karibu Nyaggah

CO-FOUNDER · STRATEGIC ADVISOR

Advises on strategy, go-to-market, and operations. **Previously led AI Transformation for the Meta Ops team.** Co-founded Sinapis — 7,000+ entrepreneurs across 6 countries. Harvard MBA.

IN OUR CORNER AWS Deloitte Blackbaud Anthropic CASE STUDY

IMPACT

More dollars won by the leaders philanthropy has missed.

The theory of change: under-resourced nonprofits lack **time, funder intelligence, and trusted pathways**. Kindora returns the hours and reveals the paths → more applications to better-fit funders → more dollars won.

WHAT WE MEASURE	HOW WE COUNT IT	STATUS
Hours returned to program work	Opportunity-to-submission time, measured in-product against the 40-hour manual baseline	TRACKING · 50K-HR TARGET
Under-resourced orgs activated	Orgs under $5M budget running Kindora AI sessions monthly — 307 in June	TRACKING NOW
Grant dollars won through Kindora	Pipeline outcomes — applied → awarded — verified in the grant tracker	BASELINE YR · NOT CLAIMED YET
Win rate vs sector baseline	Awarded ÷ decided applications, cohort-controlled against published sector rates	FIRST COHORT · LATE 2026
Who gets funded	Diversity of funded organizations — leadership, geography, budget size	PUBLIC REPORT · ANNUAL
Harm checks	Bad-fit applications avoided · citation-error rate · takedown requests honored	PUBLISHED · SAME RIGOR

SAME RULE AS THE TRACTION SLIDES

Outcome tracking shipped **February 2026**; the first defensible win-rate cohort reads out **late 2026**. Until then we publish leading indicators and label them as such.

THE RAISE

$1M to take a built product to market.

A community round alongside direct SAFEs, with a philanthropic lane — **built so the community we serve can own a piece.**

THE TERMS

$1M target · $2M round cap

POST-MONEY SAFE + REVENUE-SHARE RIGHT

- Two lanes: **Wefunder Reg CF up to $1.235M** (reviewed financials) · **Direct / Reg D** for the balance, to a $2M round cap
- **$10M cap** for Reg D anchors & the first $150K on Wefunder (early-bird) · **$12M cap** after
- **3% of gross revenue after $1M ARR**, paid quarterly pro rata until the pool receives 1.5× — e.g. at $5M revenue the pool receives ~$150K that year
- **The SAFE is the primary path to a return** — the revenue share exists so staying independent doesn't strand investor capital · ~10% sold at target

First check in: **Camelback Ventures** — $50K SAFE, March 2026

USE OF FUNDS

Go-to-market	~50%
Founders + operations	~30%
Runway buffer	~20%

Go-to-market: A GTM lead first; AEs and customer success as the enterprise motion proves repeatable

MILESTONES TARGETED WITHIN 18 MONTHS OF CLOSE

12,000 organizations registered

15 foundation partners signed

$1.5M revenue run-rate · donor-intel tier live

18–24 months of runway · **no engineering hires needed**

TWO WAYS TO PARTNER

1 · Invest.

Community round or direct SAFE — or the philanthropic lane: a DAF or foundation grants to **Realize Impact, a 501(c)(3)** that independently diligences and holds the SAFE. 99% of any return recycles to the donor's charitable account.

2 · Equip a portfolio.

Enterprise licensing brings a grantee cohort onto Kindora as a capacity investment — **one agreement, 20–80 organizations equipped.**

wefunder.com/kindora · hello@kindora.co

Testing the waters under Regulation Crowdfunding: this is not an offer to sell or a solicitation of an offer to buy securities. No money or other consideration is being solicited, and if sent, will not be accepted. No offer to buy securities can be accepted, and no part of the purchase price can be received, until an offering statement (Form C) is filed with the SEC, and then only through a registered funding portal's filed offering. Any indication of interest involves no obligation or commitment of any kind. Projections are estimates, not guarantees.

Kindora

WHERE THIS GOES

The leaders closest to the problems should be the *first* to get funded.

That's the world Kindora exists to build — trusted, funded, and followed, not last in line.
The product is live, the data layer is built, and reservations are open.

Try Kindora free — kindora.co →

hello@kindora.co
wefunder.com/kindora · community round
claude.com/customers/kindora · Anthropic case study

APPENDIX A1 · FINANCIALS

Base-case operating plan.

The base case — **no hires we haven't planned, no deals we haven't sourced**. Each line's key 2026 assumption is noted below. Estimates, not guarantees.

REVENUE LINE	2026E	2027E	2028E
Self-serve subscriptions	$100K	$400K	$1.2M
Foundation enterprise licensing	$120K	$500K	$1.5M
Individual donor intelligence	$150K	$600K	$1.8M
Total revenue	**$370K**	**$1.5M**	**$4.5M**
Registered organizations, ending	5,000	12,000	25,000
Paying organizations, ending	200	800	2,400
Foundation partners	5	15	35

Actuals to date: **$16.8K lifetime Stripe collections** (Feb–Jul 2026; monthly collections grew ~11× Feb→Jun) · **$42K donor-intelligence engagements delivered** Q1 2026 (contracted through True Steele, the founders' consultancy; the line is moving into Kindora PBC) · foundation contracts signed: Camelback Ventures + a major Bay Area philanthropy (30-seat, May 2026). Gross margin modeled ~85% at scale; blended margin is negative today while free-tier serving costs dominate — deliberate, since the free tier is distribution and mission in one.

APPENDIX A2 · DATA STEWARDSHIP

We hold sensitive data for small orgs. Here's the line.

Donor intelligence means holding personal data on behalf of thousands of small organizations. **These four rules are how we operate today — written into our enterprise agreements, backed by a charter that locks the mission they serve.**

01 · SOURCING

Public-substrate sourcing.

Enrichment draws on public and licensed sources — filings, professional profiles, public giving records — **never purchased private browsing or behavioral data**. Facts, attributed.

02 · ISOLATION

Tenant isolation.

A nonprofit's donor data is theirs alone — **never pooled across customers, never used to train shared models**. Enterprise funders see aggregate usage, never an individual grantee's strategy or donor list.

03 · GUARDRAILS

Sensitivity guardrails.

We surface **giving capacity, not private lives** — political-donation records fold into aggregate disclosed giving, never a standalone signal. Contact enrichment respects source permissions and takedown requests.

04 · CHARTER

Mission lock backs it.

The PBC charter locks the mission these rules serve; the rules themselves are **operating policy and contract terms, reviewed by the board**. We decline enterprise deals that monitor or constrain grantees — written into our pricing pages, not just this deck.

THE THESIS *When AI makes every fundraising shop more capable, the trustworthy one wins the sector. That's a moat too.*

APPENDIX A3

The risks we'd ask about, named first.

Every early company has these conversations eventually. We'd rather have them **before diligence than after** — this is the same list our board sees.

RISK 01

Free-to-paid conversion is unproven at scale.

True today. **Enterprise and donor-intelligence revenue don't depend on self-serve conversion** — they're founder-sold. Pipeline features and credit incentives target the engaged core: 307 orgs active in June. Cohort detail: slide 9.

RISK 02

Distribution depends on Anthropic.

Non-Anthropic clients are already the majority of our MCP volume (59.5K vs 51.3K since Apr 29) — ChatGPT clients since May 28, tens of thousands of calls from third-party apps, and our largest integrator doesn't use Claude at all. **The metered lane bills a service key, not a marketplace: it survives any directory decision.** Incumbents entering the same directory — Instrumentl, June 2026 — validates the channel; and enterprise plus donor-intel revenue never touch it.

RISK 03

Grant outcome data lags 6–12 months.

The moat we most want is the slowest to build. Outcome tracking shipped **February 2026**; the first defensible win-rate cohort reads out late 2026. Until then we publish leading indicators and label them as such.

RISK 04

The team is small for the surface area.

That's what this raise addresses: **the first go-to-market hires are the primary use of funds**. The product is built — the constraint is selling and supporting it, which capital solves. That includes key-person concentration in the CEO — named plainly, and reduced by the same first hires.

RISK 05

The hybrid SAFE + revenue-share could complicate a future priced round.

The base security is a **standard post-money SAFE** priced-round investors already know. The revenue-share is a contractual side-right drafted with Morrison Foerster to **convert or waive on a qualified priced round or acquisition** — not a structural cap-table overhang.

RISK 06

Isn't AI data licensing a one-time repricing? Reddit's licensing line went flat.

Reddit sells **training corpora** — a corpus is only new once, and its two deals never became a wave. We sell **inference-time lookups against a graph that changes weekly**: 50K funder URLs re-scraped, deadlines opening and closing — the customer must come back because the data moved. Industry-wide, RAG-style access requests already outnumber training crawls ~10:1 and growing.

$326B, granting 20% a year — and structurally invisible.

Donor-advised funds roughly quadrupled in a decade to $326B, but only ~$65B a year — 20% — moves out as grants. The opacity isn't a side effect — **it's the mechanism that keeps capital flowing through the same closed networks.**

01 **No per-fund disclosure.** Sponsors file one aggregate 990 for thousands of funds — no equivalent of a foundation's 990-PF. Nonprofits can't see who holds DAFs or what they care about.

02 **Gifts arrive opaque.** DAF grants are often anonymous or intermediated, so the nonprofit can't cultivate the actual human behind the check.

03 **So capital follows networks.** With no data trail, capital keeps flowing through the same closed networks — segregated by race, class, and geography.

> *"Search behavior as a funding signal is the kind of data philanthropy has genuinely never had before."*
>
> BEN GUSBERG · PUBLIC LINKEDIN COMMENTARY ON KINDORA, 2026

HOW KINDORA FITS THE GAP — YOU CAN'T FIX DAF OPACITY WITH FILINGS, SO WE MAP PEOPLE

TODAY

See the people, not the filings.

Nine-source donor intelligence plus the board-network trust graph surface **the humans who hold and advise DAFs** inside a nonprofit's existing orbit — capital public filings structurally cannot show.

TODAY

Make demand visible.

Aggregate search and pipeline behavior show what nonprofits are actually pursuing — **demand-side data the sector has never had**, and a signal funders and sponsors can act on.

2027 →

Trust Match: make trust followable.

Advisors record trusted recommendations; donors act on them with a **pre-filled DAF grant in minutes**. Licensed to DAF sponsors, community foundations, and wealth advisors — nonprofits never pay.

WHY THIS DECADE

$84T wealth transfer · policy pressure on DAF payout · advisors overwhelmed

DAF assets & payout: DAF Research Collaborative, 2025 annual report · disclosure mechanics: sponsor-level Form 990 aggregation

The comparison, including the real status quo.

Feature-for-feature against grant incumbents, prospect-research tools, and the buyer fallback we hear most often: **generic AI plus spreadsheets.** Tenure conceded honestly.

	KINDORA	INSTRUMENTL	CANDID	GRANTSTATION	DONORSEARCH / iWAVE	GENERIC AI + SHEETS
Entry price	**Free · paid from $25/mo**	$299+/mo · AI writing from $499	Free · Foundation Directory $3,499/yr	$199/yr promo · $699 list	~$209/mo – $4.5K+/yr	~$20/mo + staff hours
Agentic ask → output	**Yes — plans, drafts, briefs**	Partial — grant OS + AI writing	Limited — AI LOI recs	Limited — AI search, review	Donor AI — not grants	Yes — user-orchestrated
Claude-native workflow	**Yes — purpose-built · connector free, no subscription**	Data connector · subscribers only	Data connector · MCP	No	No	Is the assistant — no grant data
Weekly matched feed · open now	**Yes — fit-scored**	Yes — matches + digest	RFP recommendations	Newsletter + database	Donor alerts only	No
Funder-tailored drafting	**Yes — grounded, cited**	Yes — Apply AI · $499+ tier	AI LOI writer	Proposal reviewer	No	Drafts — grounding varies
Per-funder Intel Briefs	**Yes — $30 flat, five-doc**	Profiles + fit, no brief	Profiles only	Profiles only	Donor profiles only	Summaries of your sources
Pitch practice · voice	**Yes — coached, grant-specific**	No	No	No	No	Generic roleplay
Individual prospecting	**Yes — 9 sources + cultivation plans**	No — funder prospecting	No	No	Yes — core strength · no grant workflow	Analyzes your data only
Annual contract required	**No — monthly**	No — monthly available	No	Yes — 1-2 yr	Quote-based · often annual	No
Years in market	**<1 — conceded**	~11	7 · 70-yr lineage	~27	19–35	~3

Against generic AI, the defensible gap isn't "AI vs. no AI" — it's **nonprofit-specific workflow, live grant status, source-controlled outputs, and approval controls.** And Kindora is the only column covering both the grant side and the donor side — a seam the incumbents document themselves: Virtuous's 2025 grant-strategy guide refers its own customers to Instrumentl for grant prospecting.

Cell values fact-checked against public pricing pages & product docs, July 24, 2026 · row-by-row sourcing available in diligence

Kindora

Community Round · Testing the Waters

INVESTOR ONE-PAGER · 2026

COMMUNITY ROUND · TESTING THE WATERS

The AI that helps nonprofits find funders, write applications, and surface their best donors.

Built on Claude. Trusted by 1,700+ nonprofits.

WHERE WE ARE

Traction as of July 2026

LIVE INSIDE CLAUDE

Featured by Anthropic.

Kindora runs natively inside Claude, and Anthropic published a customer case study featuring us across its own channels.

>_ Power users are building on our MCP — shaping new features, filing bug reports, even building their own pages on Kindora's results.

Read the case study ↗

claude.com/customers/kindora

ALSO FEATURED IN

Forbes "Grants Fund Programs. Ownership Funds The Future."

June 4, 2026 · [illegible]

1,777 nonprofits on the platform

Hundreds join monthly. 500+ in our biggest month. 70%+ run live funder matches; 300+ orgs active in Kindora AI.

First enterprise contract signed

30 nonprofit seats, with one of the largest philanthropies in the Bay Area. ~$1.1M unbooked enterprise pipeline behind it.

Three revenue lines · ~$66K ARR

- **96 paying nonprofit subscriptions** · more than doubled since May
- **$42K services** · individual-prospecting engagements · ~75–80% margin
- **Enterprise** · 30-seat contract (see above)

All organic. $0 on paid acquisition.

Every org so far came from the Claude marketplace, word of mouth, and one founder selling. The Claude launch alone drove 6.2× new users in eight days.

THE THESIS

A grant funds a program; equity funds ownership. Mission tech has been stuck between VC that wants a unicorn exit and grants that can't fund a product. **We're building a third path — and inviting the community we serve to own a piece of it.**

WHAT'S DIFFERENT

— what most rounds don't offer

Paid back from revenue, not just a sale

A path to capital back without a forced exit — with uncapped upside if we do exit.

Three ways into one round

Individuals (Reg CF), accredited angels (Reg D), or foundations & DAFs (PHIG).

Mission-locked by charter

A PBC board must balance returns with the public benefit in its charter.

We're exploring a community round. **Indicate non-binding interest** and we'll let you know if and when it opens.

Follow on Wefunder →

wefunder.com/kindora

A capital structure built for patient, mission-aligned investors

A third outcome, by design.

Most impact investors face a bad trade: lock capital up for a decade waiting on an exit that may never come, or accept a concessionary return. We're designing for a third outcome.

THE ROUND

$1M target · **$2M hard cap** on a post-money SAFE + Revenue Share. Community, accredited & philanthropic lanes.

First check in: Camelback Ventures ($50K SAFE, $8M cap, March 2026)

The round funds **~18–24 months** of runway to scale revenue; the revenue share begins once Kindora passes $1M ARR.

Docs drafted with Morrison & Foerster · CPA-reviewed financials filed with our Form C

TEAM & EXECUTION

Justin Steele · Co-Founder & CEO/CTO

Kindora's one full-time person: wrote the code, designed the data layer across 219K foundations, and closed the enterprise contracts. A decade at Google.org directing ~$700M in philanthropy across the Americas. Trustee of The San Francisco Foundation. Harvard MBA + MPA.

Karibu Nyaggah · Co-Founder & Strategic Advisor

Co-founded Kindora and built the early finance, ops, and billing systems. Now a strategic advisor as Justin runs day-to-day. ex-Meta (AI Transformation) · Harvard MBA

Accelerated by AWS, Deloitte, Blackbaud & Camelback

The instrument

A standard post-money SAFE — the agreement most startup investors already know — plus one added feature: a capped revenue share. Most startup investments have one way to pay you. This one has two.

Three outcomes. A path back in each.

You invest — standard SAFE + capped revenue share

Kindora raises a priced round	Kindora is acquired or goes public	Kindora stays independent
SAFE converts to equity at your cap. Revenue share carried forward or is bought out.	SAFE pays out at your cap, same terms as new investors.	After $1M ARR: 3% of revenue, quarterly, until you receive 1.5× — your equity stays intact.

Not a guarantee. The revenue share activates only if revenue clears $1M ARR. Full terms and risk factors in our Form C.

(Built on Wefunder's SAFE + Revenue Share agreement, customized for Kindora by Morrison & Foerster.)

Terms as published at wefunder.com/kindora. Final terms are specified in our Form C, filed with the SEC before any commitment is accepted.

Terms

- **$10M cap** · anchor & Reg D lanes
- **$12M cap** · Reg CF crowd lane
- **3% revenue share** · 1.5× multiple cap
- Share begins once Kindora clears **$1M ARR**
- **~10%** sold at the $1M target raise

Use of funds

- **~50% Go-to-market** · AEs, customer success, GTM lead
- **~30%** Founders + operations
- **~20%** Runway buffer

Product is built — no engineering hires needed.

Why we win

- **Live inside Claude** · MCP-native distribution; Anthropic case-studied
- **A decade of Google.org relationships** · ~$700M deployed under Justin
- **PBC pricing for the 85%** · built for nonprofits enterprise tools won't serve

What you're buying, honestly

This is patient, long-horizon, illiquid capital. There is no secondary market. A return depends on revenue or a future liquidity event that may not occur. Invest only what you can comfortably afford to lose. The revenue-share design creates a *path* to a return that doesn't depend on a sale — not a guarantee of one.

Why a PBC, why now

The cost of building has collapsed; the capital to build still flows through venture patterns that hand ownership to the same narrow class. Kindora exists to get fundraising intelligence to the 85% of nonprofits priced out of it — raised from the community we serve, on terms that can return capital without an extractive exit.

A WORKING THESIS · AUGUST 2026

A Hundred Thousand Workhorses

The ownership institution the AI era hasn't built yet

Justin Steele · Co-Founder & CEO, Kindora · formerly Google.org, where he directed $698M in philanthropy

---

THE PREMISE THAT DIED

For seventy years, everything in startup finance has followed from one fact: it cost millions of dollars to find out whether a company should exist. If the price of admission is $2 million, you need concentrated pools of risk capital. You need most bets to die. You need the winners to be enormous to pay for the graveyard, and you need to sell the winners to get the money out. The ten-year fund, the power law, the forced exit — none of it is ideology. It's arithmetic downstream of the price of starting.

AI deleted the price. I built Kindora, an AI fundraising platform now serving nearly 1,800 nonprofits and social enterprises, for about $70,000. Three years ago I had never written a Python script. Work that used to require a team of eight and half a million dollars is now one person with domain depth and an AI subscription.

Sam Altman told YC's founder school that right now is the best time in history to start a startup. He's right. But the sentence has a silent second clause: *for people who already have access to capital.* The whole opportunity is making it true without the clause.

THE ORPHANED ASSET CLASS

Here is what the collapsed cost actually creates, and almost nobody is set up to own it: durable companies that reach $1–5 million in revenue with software margins, built by people who lived the problem, serving customers the last generation of tech skipped. The social worker who watched families fall through intake cracks for fifteen years. The reentry counselor. The credit union lender. They can build now.

But venture structurally cannot want their companies; they're too small to return a fund. Banks can't underwrite them; no collateral, no history. So the most important companies of the next decade will be born into a capital market with no natural owner.

And the extraction we blame on venture isn't really greed. It's the clock. A fund with a ten-year term must manufacture liquidity in ten years, so it forces exits on a calendar the

companies never chose. Remove the term, and most of the aggression has nothing to push against.

BOTH COSTS COLLAPSED

Everyone sees that AI made companies cheap to build. Few have noticed the twin: AI made ownership cheap to administer. Underwriting, diligence, monitoring, servicing distributions across thousands of small positions used to eat portfolios alive in overhead. That constraint, not lack of imagination, is why nobody ever bundled a thousand small businesses into something ordinary people could own. Microfinance solved it abroad with social collateral. We just got the American version as a side effect of the coding models. I've watched my own software exercise a program officer's judgment across 175,000 foundations. Point that same machine the other direction and it's an investment committee that can honestly underwrite ten thousand small companies.

THREE LAYERS

Philanthropy becomes the friends-and-family round for people whose friends and family don't have wealth. Recoverable grants of $50–100K to domain-expert builders with working prototypes. Pay it back if it works; it converts to a gift if it doesn't. This is the layer that should never sit inside a return-seeking vehicle, because absorbing early failure is the one thing philanthropy does better than any capital on earth. One billion dollars, one mid-sized foundation's annual grantmaking, is ten thousand founders.

Studios harden the companies. Signal engines, customer validation, shared engineering, playbooks. Rocket fuel for founders who already exist. Builders like Sergio Marrero's Rebel One are constructing this layer now, and the best of them will fund their studios by selling the signal instead of drawing fees.

The graduated companies flow into a community-owned mutual. Not a fund. A perpetual, cooperatively owned holding vehicle financed with revenue shares and redeemable preferred, paying distributions instead of promising exits, wrapped in philanthropic first-loss capital so that ordinary people, including the customers these companies serve, can hold diversified ownership safely. The first-loss layer is philanthropy's second job, and it's the elegant one: the grant is only spent when a company fails. Otherwise it stands guard, and every philanthropic dollar unlocks several community dollars.

THE RHYME

Credit unions. Savings and loans. Mutual insurance companies. Customer-owned financial institutions built the American middle class, and we more or less stopped chartering new kinds of them around 1980. Every technology wave has produced its own ownership institution: the railroads got the modern corporation, electrification got the utility and the rural co-op, software got the venture fund. The venture fund concentrated ownership because company formation was expensive. That was the right tool for its era.

> *The last wave built a thousand unicorns owned by a few thousand people. This wave can build a hundred thousand workhorses owned by millions.*

The AI era's native institution distributes ownership, because for the first time both sides of the ledger — building the companies and owning them broadly — are operationally cheap.

WHAT I'M DOING ABOUT IT

I'm running the single-company prototype now. Kindora's community round pairs a SAFE with a capped 3% revenue share, structured so the nonprofits we serve can own a piece of the infrastructure they rely on. It returns capital without requiring anyone to sell anything.* The portfolio version, the mutual, is the institution waiting to be chartered. It needs foundation partners willing to treat their grant budgets as formation capital, studio builders, and a first cohort of workhorse companies.

I don't have all of this figured out. But I directed corporate philanthropy for a decade, and I've now built the software this thesis depends on with my own hands, and I've never seen the pieces line up like they do right now. If you're holding one of the layers, I want to compare notes.

justin@kindora.co

---

* Kindora is "testing the waters" under Regulation Crowdfunding. No money or other consideration is being solicited, and if sent, it won't be accepted. No investment can be made until a Form C is filed with the SEC, and any investment would happen only through Wefunder's platform at that point.

The AI that helps nonprofits *get funded.*

Find the right funders, draft stronger applications, and surface your best donors — at a price the whole sector can afford.

LIVE IN PRODUCTION

Find the funder. Draft the ask. Map the path in.

260K+ foundations · 9.6M grant records · 51K+ live open opportunities

90K+ funder websites monitored — **900K+ pages re-scraped every week**

Two signed funder contracts + a self-serve sponsor purchase · 88 organizations paying directly

2,026
organizations on the platform

~$88K
ARR run-rate incl. all three funder-pays revenue lines

Organic
no paid acquisition channel — growth is organic

THE PROBLEM

The nonprofits closest to the work are furthest from the money.

$617.2B moved through US philanthropy in 2025 — the first year giving crossed $600B. The organizations best positioned to spend the next dollar well can't afford the tools to compete for it.

THE ACCESS GAP, IN THREE FACTS

- **Leading grant platforms run $300–999 a month** — priced for the top of the market, while roughly 6 in 10 reporting nonprofits run on under $50K a year.
- **Major giving concentrates in relationship networks** that many community-rooted leaders were never invited into — so capital follows proximity to power, not proximity to the problem.
- **The workaround is a grind:** 40 hours per funder prospect, sorted from thousands of false-positive "matches," at 11pm, by the founder.

Sources: Giving USA 2026 · IRS Business Master File, 2026 · live vendor pricing, Jul 2026.

WHY NOW

Intelligence got cheap. Distribution flipped.

Two shifts in eighteen months made a product like this possible — and made this the window to build it.

01 · THE $500-A-MONTH RESEARCH STACK NOW COSTS CENTS

Inference collapsed the cost of funder research, drafting, and donor intelligence — the economics finally fit a $400K nonprofit, and keep improving every quarter.

02 · AI MARKETPLACES ARE A NEW DISTRIBUTION CHANNEL

Kindora launched in Claude's connector directory in April 2026 and trended **#5 across all apps** that week — 140K+ real external agent calls since, 70K+ in the last 30 days alone, with no paid acquisition channel — growth is organic (founder time and free-tier serving remain real costs). Connectors live in both the Claude and ChatGPT directories. The channel is young; the early-mover window is open now.


Directory

Claude connector directory · April 2026 New · Trending

#5 trending among all apps, launch week

140K+ real external agent calls since April — 70K+ in the last 30 days alone

THE PRODUCT

Kindora does the work of a development office.

Ask for an outcome in plain language. Kindora returns structured, sourced results — ready to edit, approve, or take over manually. **You stay in control.**

FIND
Ranked, scored, sourced match cards.

DRAFT
LOIs grounded in the funder's giving, cited.

CONNECT
Warm paths through your board's network.

DONORS
Lapsed donors prioritized, with a cadence.

THE DATA LAYER UNDERNEATH

260K+ foundations · 9.6M grant records · 51K+ live open opportunities · 90K+ funder websites monitored, **900K+ pages re-scraped every week**.

One development-office workflow on a single data layer that gets richer with every org.

Real case: one grant application: 40 hours → 90 minutes.

"There are matches in here I'd never heard of — and they're an ideal fit."
LAURA KING · SAN FRANCISCO EDUCATION FUND

YOU ASK
"Find funders for youth programs in our region."

KINDORA RETURNS · SCORED, WITH THE REASONING SHOWN — REAL PRODUCT UI


SOCIAL & ENVIRONMENTAL ENTREPRENEURS (SEE) INC

Match score with the fit reasoning behind it — and a link out to every funder page it was scraped from

TRACTION · YEAR ONE

MRR grew 13× in 8 months. Funders pay, and it's organic.

DIRECT-PAY MRR BY MONTH · ACTUALS, UNANNUALIZED

Dec 2025 → Aug 11, 2026



Dec
$403
Jan
$517
Feb
$1,008
Mar
$1,202
Apr
$1,585
May
$2,717
Jun
$4,169
Jul
$4,797
Aug 11

Month-end MRR from payment-verified subscriptions · **~$88K ARR run-rate = $87,740**: $61,620 direct self-serve + $24,120 from two signed enterprise contracts + one $2,000 self-serve sponsor purchase. Services ($42K, one-time) never counted in ARR.

88 organizations paying directly

51 enterprise seats committed by funders

3 funder-pays mechanisms proven

367 orgs used Kindora AI in the last 30 days

88 of 105 orgs that have ever paid are still active — oldest cohorts are 8 months old.

Reach, for context: 2,026 organizations registered.

FUNDER-PAYS, PROVEN THREE WAYS

A major Bay Area philanthropy — 20 grantee seats, prepay reconciled June · **a national fellowship funder** — 30 fellow orgs, July · **a family foundation** — closed through self-serve checkout after a sales call, August.

In motion, not signed: $50K sponsorship (verbal) · $150K AI challenge grant from a major global foundation (pending diligence)

Two funnels. Funders pay for the seats.

Nonprofits come in free through the agent marketplace. Funders buy seats for the portfolios they already back. **Both funnels are running today.**

FUNNEL A · SELF-SERVE

01 Agent marketplace + organic — **140K+ calls, 70K in 30 days**

02 **2,026 registered** — 15× since December

03 **367 active** in the last 30 days

04 **88 paying** — 4.4% conversion. ARPA ~$700/yr

05 **88 of 105** ever-paying orgs still active

The funnel and the mission. The free tier is the top of it.

FUNNEL B · FUNDER-PAYS

01 **~22K foundations** grant $1M+ a year

02 Funder-pays to date — 2 contracts signed + 1 self-serve sponsor purchase; $50K sponsorship verbal

03 Contract: **20–80 seats at $39–42/mo = $10–40K ACV**

04 **51 seats committed** across 3 funders

05 Renewal + expansion — not yet proven; first renewal decision due early 2027

One contract onboards 20–80 nonprofits — and ties sponsor value to portfolio-wide usage and outcomes.

AND TWO EMBEDDED-DISTRIBUTION PARTNERSHIPS FILL BOTH FUNNELS IN BLOCKS

IN PIPELINE — NOT YET SIGNED

A national nonprofit capacity-building platform — proposing to embed Kindora funder discovery; its nonprofit base becomes our funnel at near-zero cost, its funder book feeds sponsored cohorts.

A global funding-intelligence platform — ~1M+ development professionals and 850+ official funders; distribution into an adjacent international market.

The funnels feed each other: sponsored grantees can remain on self-serve when funding ends, self-serve results close the next funder, and channels fill both at block scale — with no paid acquisition.

Data as of Aug 14, 2026 · partner-reach figures are the partners' own published numbers.

BUSINESS MODEL

Funder-pays is the spine.

Kindora **acquires nonprofits free and self-serve**, then monetizes at scale by **selling sponsored access to the funders who back them.**

FUNDER-PAYS ENTERPRISE THE ACV ENGINE

$39–42 per seat per month, 20–80 seats per contract — **$10–50K a year, and one sale onboards a whole grantee portfolio.** Three funder contracts signed; 50 seats committed. Sold as a budget line item, creating a clear renewal path.

SELF-SERVE + CONSULTANT THE FUNNEL

$0 free tier → $25–199/mo; consultants $99–1,299/mo. Volume, proof, and the mission — **88 paying today.**

UPSIDE · THE DOOR WE HAVEN'T OPENED

Metered agent and data access — 70K+ external calls in 30 days. Published pricing, near-zero marginal cost. **Not in the model, not in the milestones.**

TEMPORARY · SERVICES

$42K delivered at 75–80% margin — a learning engine that funded product discovery. Time-boxed, one-time, **never summed into ARR.**

Credits, not seats: as inference gets cheaper, credit prices hold while cost-to-serve falls — cheaper AI widens margins instead of compressing them.

MARKET

Three revenue lines add to $10M — funders lead, and they bring the nonprofits with them.

ILLUSTRATIVE LONG-TERM REVENUE MIX

~$4–6M

FUNDER-PAYS

150–250 foundation contracts at a ~$25K average, from 3 today. Each one also distributes Kindora to 20–60 nonprofits — **5,000–10,000 orgs reached.**

~$3M

SELF-SERVE + CONSULTANT

2,500–3,500 paying orgs at a blended ~$900–1,200 ARPA. **Largely fed by enterprise cohorts and channel partners** — not cold organic.

~$2–3M

EMBEDDED + API

The two channel partnerships in pipeline, plus metered agent and data access — **70K+ calls in the last 30 days.**

200 foundation contracts at a $25K average is $5M ARR — and puts Kindora in front of ~10,000 nonprofits. Converting a slice of them is the next several million. That's the machine, not a 1%-of-1.9M argument.

Even our slowest single line clears the target: 1% of the priced-out segment = ~15,200 self-serve orgs × ~$700 = ~$10.6M. We keep it only as a floor — the plan doesn't rely on it. Denominators: 1.9M US nonprofits (~80% priced out) · ~22K foundations granting $1M+/yr · 260K+ foundations indexed.

DEFENSIBILITY

The data is public. Making it mean something is the moat.

The 990 data is a free download, so a credible-looking search is easy to build. **Raw, it is static and typically 18 months to 3 years old — no deadlines, no open programs**, and cluttered with false positives. The work is turning it into funders you can trust, evaluate, and reach.

THE MOAT, IN ORDER OF DURABILITY

LIVE NOW	**The wave of new funder-search tools downloads the public 990 dump and drops an LLM on top.** Low barrier, quick to launch — and it returns static data typically 18 months to 3 years old, with **no deadlines and no open programs at all**, plus operating charities listed as funders and the same program five times over. We monitor **90K+ funder sites, 900K+ pages re-scraped weekly** for what is actually open, when it closes, and where to apply.
LIVE NOW	**The enrichment layer — this is what removes the noise.** We ML-match every free-text grant line to a real EIN, so 9.6M grants become a graph; classify funder type to strip out DAF conduits and hospital internal transfers; compute new-grantee rates; and roll up real subject and geographic concentration. **Matching makes grants mean something; classification makes recommendations trustworthy.**
COMPOUNDING	Grant pipelines, board networks, and donor histories accumulate **inside accounts** — more valuable every month.
HARDEST TO COPY	**Proprietary feedback data public-data competitors don't have.** Users across the platform report which funders and open grants actually fit — and how applications turn out. Every Kindora AI session is graded nightly for accuracy and completeness — retrieval and recommendations improve from signal that exists nowhere but inside Kindora.

THEN WORKFLOW, THEN TRUST

Every funder-pays cohort adds a funder relationship no scraper can copy. Search is the wedge; switching costs grow as workflow and history accumulate. The structured graph underneath stays openly licensable to the agent economy (metered, self-serve, published pricing) — so agents that build on it deepen the moat.

TEAM

Built from both sides of the grant table.



JUSTIN STEELE — CO-FOUNDER & CEO

A decade directing philanthropic capital at Google.org — **~$700M deployed across the Americas**, first Black director on Google's philanthropy team. Then hit the tooling wall himself as a nonprofit co-founder writing grants at 11pm. Chemical engineer by training; built the entire Kindora platform. Trustee, San Francisco Foundation.



KARIBU NYAGGAH — CO-FOUNDER & ADVISOR

Advises on strategy, go-to-market, and operations. Previously led AI Transformation for the Meta Ops team. Co-founded Sinapis — 7,000+ entrepreneurs across 6 countries. Harvard MBA.

MISSION-LOCKED BY CHARTER

"...and to democratize philanthropic giving to under-resourced nonprofits."

Delaware Public Benefit Corporation · certificate filed July 15, 2025 · mission metrics reviewed by the board under the charter.

Continuity: the platform is founder-built and documented — architecture, data pipelines, runbooks — and a product/technical hire is planned beyond the modelled 18-month base case, as foundation partners scale.

IN OUR CORNER

- **AWS & Deloitte Accelerator**
- **Anthropic** customer case study
- **A venture fund** first institutional investor
- **Blackbaud Social Good**
- **Morrison & Foerster** counsel

$1M puts a built product in front of the market it was built for.

THE ROUND

$1M target · accepting up to $2M

- **$10M valuation cap** for anchors and early-bird community investors; $12M standard.
- First institutional check: **$50K from a venture fund.**
- A SAFE plus your **pro rata share of a 3% gross-revenue pool after $1M ARR, capped at 1.5× your investment** — capital returns through operations, not only an exit. Mechanics in appendix A7.

The leaders closest to the problems should be the first to get funded.

USE OF FUNDS

Go-to-market — 2 BD/AE + 1 account manager	-60%
Founder + ops — -24 months of runway	-25%
Legal, compliance, buffer	-15%

18-MONTH MILESTONES — MODELED FROM CURRENT INPUTS

6,000–9,000 organizations registered, from 2,026 today.

10–15 foundation partners, from 3 paying today.

$500K–$1M revenue run-rate (modeled), bridged from -$88K.

wefunder.com/kindora · docs drafted with Morrison & Foerster · modeled figures are estimates, not guarantees.

WHERE THIS GOES

The intelligence infrastructure the social sector *owns.*

The funder graph stays openly licensable to the agent economy. The community round makes the nonprofits we serve owners of the thing they rely on. Built to last decades, not to be flipped.

Kindora is a Delaware public benefit corporation. The mission is in the charter, not just the pitch.

hello@kindora.co

kindora.co · wefunder.com/kindora

Actuals, and a base case with its assumptions attached.

ACTUALS

- H1-2026: **$24.3K income** · net **-$55,722** · burn ≈ $9.3K/mo ($14.3K sales + $10K grants).
- Lifetime Stripe collections $16.8K (Feb–Jul 2026; monthly collections ~11× Feb→Jun).
- $42K donor-intelligence engagements delivered Q1 (contracted through True Steele, the founders' consultancy; the line is moving into Kindora PBC — disclosed as related-party).
- Enterprise signed: a major Bay Area philanthropy **$10,080/yr** (reconciled) · a national fellowship funder **$7,020/6-mo** (first payment in collection).

BASE CASE (MODELED; ESTIMATES, NOT GUARANTEES)

	H2-2026	2027	KEY ASSUMPTION
Recurring revenue (run-rate, exit)	$150–220K	$500K–$1M	Self-serve trend + 8–13 enterprise contracts at $10–50K
Gross margin (paying tiers)	positive	trending to ~85%	Model routing, caching, token-price deflation
Operating spend	~$25–35K/mo	~$45–55K/mo	3 GTM hires phased in post-close; no engineering hires
Runway	~24 months on the $1M raise		Modeled default-alive at the $1M ARR threshold

Blended margin negative today while free-tier serving dominates — deliberate (the free tier is distribution and mission in one line item). Reviewed financials file with our Form C.

RUNWAY BRIDGE — MODELED

The $1M raise funds a spend ramp of ~$25–35K/mo in H2-2026 (3 GTM hires phased in post-close) rising to ~$45–55K/mo in 2027, offset by collections on the $150–220K → $500K–$1M run-rate path — netting ~24 months of runway, reconciled with the 18-month milestones and the $1M ARR default-alive point. Opening cash, hire timing, and fully-loaded per-hire costs follow the DDQ model, available in diligence.

Early numbers, honestly counted.

Eight months of revenue history, stated as counts with denominators — **and what we won't quote yet.**

ACQUISITION & CONVERSION

$482 total on paid ads to date (LinkedIn boost experiments, Mar–Jun 2026) — no paid channel drives growth. Real cost = founder time + free-tier serving.

4.4% free→paid conversion (88 direct-paying orgs / 1,988 registered, as of Aug 11) — at benchmark for self-serve freemium (3–5% good), with sales-assist headroom.

Paid channels: only small boost experiments so far — a **funded experiment** in this raise, with kill criteria.

RETENTION, AS COUNTS

105 organizations have ever paid (first payment Dec 2025). **84% lifetime logo retention to date** — 88 of 105 ever-paying orgs remain active (17 left); cohorts span 1–8 months of age. Cohort table with cell counts in the appendix — no annualized rate at this n.

REVENUE BY LINE — NEVER SUMMED AS ONE NUMBER

Direct self-serve	$61,620 run-rate	recurring
Signed enterprise	$10,080 + $14,040 run-rate	recurring; funder-pays
Services	$42K delivered	one-time, reported separately

MARGIN & BURN, BY DESIGN

H1-2026 actuals: $24.3K income · $55,722 net burn — founder-financed pre-raise; details in A1.

Paying-tier gross margin is positive; services run 75–80%.

Blended margin negative on purpose: free-tier inference is the acquisition budget; bridge to 60%+ = routing, caching, token-price deflation.

Burn multiple ≈ 1.0 — $55,722 net burn vs ~$55.3K net-new ARR run-rate (self-serve + the first funder contract; the second signed in H2, excluded). The amazing/great boundary on Sacks' scale.

FUNDER-PAYS, PER SEAT

2 signed contracts + 1 self-serve sponsor purchase · 51 committed seats · $39–42/seat/mo · one contract onboards 20–80 orgs

TOO EARLY TO QUOTE

LTV, LTV:CAC, NRR, annualized churn — at n=105 these would be projections dressed as data. Watching: cohort curves, expansion events, seat activation. What a three-to-four-year customer is worth is exactly the question — we'll quote it when the cohorts are old enough to answer it.

Retention with the cell counts shown.

Counts, not annualized rates — the base is 8 months old.

PAYER COHORTS — ORGS BY MONTH OF FIRST SUCCESSFUL SUBSCRIPTION PAYMENT

COHORT	STARTED	STILL ACTIVE	RETAINED	AGE
Dec 2025	3	3	100% (3/3)	8 mo
Jan 2026	2	2	100% (2/2)	7 mo
Feb 2026	7	6	86% (6/7)	6 mo
Mar 2026	8	5	63% (5/8)	5 mo
Apr 2026	14	12	86% (12/14)	4 mo
May 2026	19	15	79% (15/19)	3 mo
Jun 2026	31	25	81% (25/31)	2 mo
Jul 2026	13	12	92% (12/13)	1 mo
Aug 2026	8	8	too young	<1 mo
Total	**105**	**88**	**84% lifetime to date**	

Every cell shows its n. The oldest cohorts (Dec–Jan) are fully retained after 7–8 months. We quote counts, not annualized rates — the base is young and rates at this n would be projections.

The comparison, including the real status quo.

	INSTRUMENTL	GRANTSTATION	PROSPECT RESEARCH (IWAVE, DONORSEARCH)	GOODSTACK	GENERIC AI + SHEETS	KINDORA
Live opportunity freshness	990 profiles + 36K+ active RFPs	Curated lists, newsletters	Wealth screens — no opportunities	990-filer dump + 20K-grant index	Web search — user verifies status	**90K+ funder sites monitored · 900K+ pages/week**
Price to a $400K org	$299-999/mo, annual billing	A few hundred $/yr	From $4.5K to tens of thousands/yr	$20-299/mo (early access)	$0-20/mo + staff time	**$0-199/mo**
Integrated grant + donor workflow	Grants only	Grants only	Donors only	Grants only	Assembled by the user	**Both, on one data layer**
Source-grounded drafting	AI drafting — past proposals + 990 insights	—	Add-on writer — not funder-grounded	AI writer — uploaded docs	Depends on sources supplied	**Grounded in current funder sources, cited**
Funder-pays distribution	—	Discounted bulk memberships (VPP)	—	—	—	**3 funders paying — 2 contracts + checkout purchase**
Agent access & controls	Claude connector (subscribers)	—	—	Platform API — no agent surface	General-purpose — no fundraising workflow	**Claude + ChatGPT connectors · metered API · approval queue**

Incumbents have brand and integrations. Our bet: fresher data, one grant-and-donor workflow, sector pricing, and enterprise contracts built around grantee cohorts.

APPENDIX A5 · DATA STEWARDSHIP

We hold sensitive data for small orgs. Here's the line.

- **Tenant isolation:** every customer's donor and CRM data is scoped to their organization — enforced at the database layer, not just the app.
- **No training on customer data:** enterprise AI APIs only; customer data never trains our providers' base models.
- **Rights plumbing is live:** a public privacy-rights portal (opt-out, delete, access), a suppression registry, and do-not-enrich enforcement at the data layer.
- **Written into contracts:** these rules ship in our enterprise agreements and on kindora.co/trust.

The risks we'd ask about, named first.

The same list our board sees — we'd rather have these conversations before diligence than after.

- **Founder concentration:** one operating founder builds and sells. Mitigation: this raise funds the first GTM hires; product needs no engineering hires for the plan.
- **Platform dependence:** the Claude marketplace channel is young and not ours. Mitigation: it's one of four channels; the data layer is channel-independent.
- **Enterprise concentration:** two signed funder contracts. Mitigation: seats diversify across 50 end organizations; pipeline shown to anchors on request.
- **Young revenue base:** 8 months of history; projections carry that uncertainty. Mitigation: counts-with-denominators reporting, reviewed financials in Form C.
- **Return depends on revenue, not an exit:** if we stay independent, the 1.5× revenue share is the return path. Stated plainly on the ask slide.

Three outcomes. A path back in each.

A standard post-money SAFE plus a capped revenue share — most startup investments have one way to pay you; this one has two.

IF KINDORA…	YOUR SAFE	YOUR REVENUE SHARE
Raises a priced round	Converts at your cap	Carries forward, or company buys out remaining cap
Is acquired	Participates at your cap	Paid out or terminates
Stays independent	3-year optional conversion to Class A common	Your pro rata share of a 3% gross-revenue pool after $1M ARR, paid quarterly until you receive 1.5× your investment

Instrument: Wefunder standard SAFE + Revenue Share template, customized by Morrison & Foerster (payment start tied to $1M ARR, not the calendar). SPV holds Reg CF investors as one cap-table line; Reg D checks sign directly.

TIME TO THE 1.5× CAP — MODELED, NOT PROMISED

The arithmetic: a $1M pool capped at 1.5× returns $1.5M = 3% of **$50M cumulative revenue** after the $1M ARR trigger (a $2M pool needs $100M). Modeled from investment, assuming the trigger is reached in ~2 years: base case (revenue compounding ~60%/yr from $1M) reaches the cap in roughly **9–10 years** on a $1M pool, ~10–11 on $2M; a slow case (~25%/yr) in roughly **13–15 years** on $1M, ~16–17 on $2M. Faster growth shortens it; the SAFE's conversion paths run in parallel the whole time. Modeled outcomes, not guarantees. And the floor, stated plainly: if we never pass $1M ARR, the revenue share never activates and the SAFE is the only path back.

APPENDIX A8 · WHERE DAFS FIT

$328B in donor-advised funds — reachable through the right doors.

- DAF assets are up 4.6× in a decade to **$328B**; last year $90.6B flowed in against $64.6B granted out.
- **The investment path is real:** sponsors like ImpactAssets and Impact Foundation let DAF holders invest directly in private companies ($25K minimums). A holder at any sponsor can grant into one of these platforms and invest from there — no permission from their home sponsor required.
- Kindora's instrument was designed for exactly this lane: mission-locked, revenue-returning, PBC charter — **the artifact these sponsors' diligence actually checks.**

Data as of Aug 14, 2026 · DAF Research Collaborative 2025 · 4.6× computed from NPT historical data (FY2014 baseline ~$70.7B)

The AI that helps nonprofits *get funded.*

Find the right funders, draft stronger applications, and surface your best donors — at a price the whole sector can afford.

LIVE IN PRODUCTION

Find the funder. Draft the ask. Map the path in.

260K+ foundations · 9.6M grant records · 55K+ live open opportunities

90K+ funder websites monitored and re-crawled on a rolling schedule

Two signed funder contracts + a self-serve sponsor purchase · 96 organizations paying directly

2,100+
organizations on the platform

~$98K
ARR run-rate incl. all three funder-pays revenue lines

Organic
no paid acquisition channel — growth is organic

THE PROBLEM

The nonprofits closest to the work are furthest from the money.

$617B moved through US philanthropy in 2025 — the first year giving crossed $600B. The organizations best positioned to spend the next dollar well can't afford the tools to compete for it.

THE ACCESS GAP, IN THREE FACTS

- **Leading grant platforms run $300–999 a month** — priced for the top of the market, while roughly 6 in 10 reporting nonprofits run on under $50K a year.
- **Major giving concentrates in relationship networks** that many community-rooted leaders were never invited into — so capital follows proximity to power, not proximity to the problem.
- **The workaround is a grind:** 40 hours per funder prospect, sorted from thousands of false-positive "matches," at 11pm, by the founder.

Sources: Giving USA 2026 · IRS Business Master File, 2026 · live vendor pricing, Jul 2026.

WHY NOW

Intelligence got cheap. Distribution flipped.

Two shifts in eighteen months made a product like this possible — and made this the window to build it.

01 · THE $500-A-MONTH RESEARCH STACK NOW COSTS CENTS

Inference collapsed the cost of funder research, drafting, and donor intelligence — the economics finally fit a $400K nonprofit, and keep improving every quarter.

02 · AI MARKETPLACES ARE A NEW DISTRIBUTION CHANNEL

Kindora launched in Claude's connector directory in April 2026 and trended **#5 across all apps** that week — 155K+ real external agent calls since — over 1,000 a day, with no paid acquisition channel — growth is organic (founder time and free-tier serving remain real costs). Connectors live in both the Claude and ChatGPT directories. The channel is young; the early-mover window is open now.



Directory

Claude connector directory · April 2026 | New · Trending

#5 trending among all apps, launch week | 155K+ real external agent calls since April — over 1,000 a day

THE PRODUCT

Kindora does the work of a development office.

Ask for an outcome in plain language. Kindora returns structured, sourced results — ready to edit, approve, or take over manually. **You stay in control.**

FIND
Ranked, scored, sourced match cards.

DRAFT
LOIs grounded in the funder's giving, cited.

CONNECT
Warm paths through your board's network.

DONORS
Lapsed donors prioritized, with a cadence.

THE DATA LAYER UNDERNEATH

260K+ foundations · 9.6M grant records · 55K+ live open opportunities · 90K+ funder websites monitored and re-crawled on a rolling schedule.

One development-office workflow on a single data layer that gets richer with every org.

Real case: one grant application: 40 hours → 90 minutes.

"There are matches in here I'd never heard of — and they're an ideal fit."

LAURA KING · SAN FRANCISCO EDUCATION FUND

YOU ASK

"Find funders for youth programs in our region."

KINDORA RETURNS · SCORED, WITH THE REASONING SHOWN — REAL PRODUCT UI



Match score with the fit reasoning behind it — and a link out to every funder page it was scraped from

MRR grew nearly 15× in 8 months. Funders pay, and it's organic.

DIRECT-PAY MRR BY MONTH · ACTUALS, UNANNUALIZED

Dec 2025 → Aug 25, 2026


Dec
$403
Jan
$517
Feb
$1,008
Mar
$1,202
Apr
$1,585
May
$2,717
Jun
$4,169
Jul
$4,797
Aug 25
$5,997

Month-end MRR from payment-verified subscriptions. **~$98K ARR run-rate = $98,090**: $71,970 direct self-serve + $24,120 from two signed enterprise contracts + one $2,000 self-serve sponsor purchase. Services ($42K, one-time) never counted in ARR.

96 organizations paying directly

51 enterprise seats committed by funders

3 funder-pays mechanisms proven

367 orgs used Kindora AI in the last 30 days (as of Aug 14, 2026)

96 of 113 orgs that have ever paid are still active — oldest cohorts are 8 months old.

Reach, for context: 2,100+ organizations registered.

FUNDER-PAYS, PROVEN THREE WAYS

A major Bay Area philanthropy — 20 grantee seats, prepay reconciled June · **a national fellowship funder** — 30 fellow orgs, signed July, prepaid August · **a family foundation** — closed through self-serve checkout after a sales call, August. **All three contracts are paid.**

In motion, not signed: $50K sponsorship (verbal) · $150K AI challenge grant from a major global foundation (pending diligence)

Two funnels. Funders pay for the seats.

Nonprofits come in free through the agent marketplace. Funders buy seats for the portfolios they already back. **Both funnels are running today.**

FUNNEL A · SELF-SERVE

01 Agent marketplace + organic — **155K+ calls since April**

02 **2,100+ registered** — 15× since December

03 **367 active** in the last 30 days

04 **96 paying** — 4.5% conversion, ARPA ~$700/yr

05 **96 of 113** ever-paying orgs still active

The funnel and the mission. The free tier is the top of it.

FUNNEL B · FUNDER-PAYS

01 **~22K foundations** grant $1M+ a year

02 Funder-pays to date — 2 contracts signed + 1 self-serve sponsor purchase $50K sponsorship verbal

03 Contract: **20–80 seats at $39–42/mo = $10–40K ACV**

04 **51 seats committed** across 3 funders

05 Renewal + expansion — not yet proven; first renewal decision due early 2027

One contract onboards 20–80 nonprofits — and ties sponsor value to portfolio-wide usage and outcomes.

AND TWO EMBEDDED-DISTRIBUTION PARTNERSHIPS FILL BOTH FUNNELS IN BLOCKS

IN PIPELINE — NOT YET SIGNED

A national nonprofit capacity-building platform — proposing to embed Kindora funder discovery; its nonprofit base becomes our funnel at near-zero cost, its funder book feeds sponsored cohorts.

A global funding-intelligence platform — ~1M+ development professionals and 850+ official funders; distribution into an adjacent international market.

The funnels feed each other: sponsored grantees can remain on self-serve when funding ends, self-serve results close the next funder, and channels fill both at block scale — with no paid acquisition.

BUSINESS MODEL

Funder-pays is the spine.

Kindora **acquires nonprofits free and self-serve**, then monetizes at scale by **selling sponsored access to the funders who back them.**

FUNDER-PAYS ENTERPRISE THE ACV ENGINE

$39–42 per seat per month, 20–80 seats per contract — **$10–40K a year, and one contract onboards a whole grantee portfolio.** Two funder contracts signed plus one self-serve sponsor purchase; 51 seats committed. Sold as a budget line item, creating a clear renewal path.

SELF-SERVE + CONSULTANT THE FUNNEL

$0 free tier → $25–199/mo; consultants $99–1,299/mo. Volume, proof, and the mission — **88 paying today.**

UPSIDE · THE DOOR WE HAVEN'T OPENED

Metered agent and data access — 155K+ external calls since April. Published pricing, near-zero marginal cost. **Not in the model, not in the milestones.**

TEMPORARY · SERVICES

$42K delivered at 75–80% margin — a learning engine that funded product discovery. Time-boxed, one-time, **never summed into ARR.**

Credits, not seats: as inference gets cheaper, credit prices hold while cost-to-serve falls — cheaper AI widens margins instead of compressing them.

MARKET

Three lines to $10M. We're running a horse race, and funder-pays is ahead.

Three funders are paying today. We're pushing hard on two lines and will know which is biggest inside eighteen months.

ILLUSTRATIVE LONG-TERM REVENUE MIX

~$4–6M

FUNDER-PAYS

3 paying today. 150–250 foundation contracts at a ~$25K average. Each one also distributes Kindora to 20–80 nonprofits — **5,000–10,000 orgs reached.**

~$3M

CONSULTANTS + SELF-SERVE

2,500–3,500 paying orgs at a blended ~$900–1,200 ARPA. **Largely fed by enterprise cohorts and channel partners** — not cold organic. Consultants are the stickiest users and a funnel: every client they onboard arrives as a Kindora profile.

~$2–3M

EMBEDDED + API

The two channel partnerships in pipeline, plus metered agent and data access — **155K+ calls since April.**

200 foundation contracts at a $25K average is $5M ARR — and puts Kindora in front of ~10,000 nonprofits. The price stays where a two-person nonprofit can afford it. This gets large by reaching tens of thousands of them, not by charging them more.

Even our slowest single line clears the target: 1% of the priced-out segment = ~15,200 self-serve orgs × ~$700 = ~$10.6M. We keep it only as a floor — the plan doesn't rely on it. Denominators: 1.9M US nonprofits (~80% priced out) · ~22K foundations granting $1M+/yr · 260K+ foundations indexed.

DEFENSIBILITY

The data is public. Making it mean something is the moat.

The 990 data is a free download, so a credible-looking search is easy to build. **Raw, it is static and typically 18 months to 3 years old — no deadlines, no open programs**, and cluttered with false positives. The work is turning it into funders you can trust, evaluate, and reach.

THE MOAT, IN ORDER OF DURABILITY

LIVE NOW — **The wave of new funder-search tools downloads the public 990 dump and drops an LLM on top.** Low barrier, quick to launch — and it returns static data typically 18 months to 3 years old, with **no deadlines and no open programs at all**, plus operating charities listed as funders and the same program five times over. We monitor **90K+ funder websites monitored and re-crawled on a rolling schedule** for what is actually open, when it closes, and where to apply.

LIVE NOW — **The enrichment layer — this is what removes the noise.** We ML-match every free-text grant line to a real EIN, so 9.6M grants become a graph; classify funder type to strip out DAF conduits and hospital internal transfers; compute new-grantee rates; and roll up real subject and geographic concentration. **Matching makes grants mean something; classification makes recommendations trustworthy.**

COMPOUNDING — Grant pipelines, board networks, and donor histories accumulate **inside accounts** — more valuable every month.

HARDEST TO COPY — **Proprietary feedback data public-data competitors don't have.** Users across the platform report which funders and open grants actually fit — and how applications turn out. Every Kindora AI session is graded nightly for accuracy and completeness — retrieval and recommendations improve from signal that exists nowhere but inside Kindora.

THEN WORKFLOW, THEN TRUST

Every funder-pays cohort adds a funder relationship no scraper can copy. Search is the wedge; switching costs grow as workflow and history accumulate. The structured graph underneath stays openly licensable to the agent economy (metered, self-serve, published pricing) — so agents that build on it deepen the moat.

TEAM

Built from both sides of the grant table.



JUSTIN STEELE — CO-FOUNDER & CEO

A decade directing philanthropic capital at Google.org — **~$700M deployed across the Americas**, first Black director on Google's philanthropy team. Then hit the tooling wall himself as a nonprofit co-founder writing grants at 11pm. Chemical engineer by training; built the entire Kindora platform. Trustee, San Francisco Foundation.



KARIBU NYAGGAH — CO-FOUNDER & ADVISOR

Advises on strategy, go-to-market, and operations. Previously led AI Transformation for the Meta Ops team. Co-founded Sinapis — 7,000+ entrepreneurs across 6 countries. Harvard MBA.

MISSION-LOCKED BY CHARTER

"...and to democratize philanthropic giving to under-resourced nonprofits."

Delaware Public Benefit Corporation · certificate filed July 15, 2025 · mission metrics reviewed by the board under the charter.

Continuity: the platform is founder-built and documented — architecture, data pipelines, runbooks — and a product/technical hire is planned beyond the modeled 18-month base case, as foundation partners scale.

IN OUR CORNER

- **AWS & Deloitte Accelerator**
- **Anthropic** customer case study
- **A venture fund** first institutional investor
- **Blackbaud Social Good**
- **Morrison & Foerster** counsel

THE RAISE

$1M puts a built product in front of the market it was built for.

THE ROUND

$1M target · accepting up to $2M

- **$10M valuation cap** for anchors and early-bird community investors; $12M standard.
- First institutional check: **$50K from a venture fund.**
- A standard post-money SAFE plus a **3% revenue share that stops at 1.5×**. The SAFE is your upside with no ceiling. The revenue share is your floor if the upside takes longer. Mechanics in appendix A7.

Where we're pointed: a company large enough to matter to the whole sector, built to stay independent.

The leaders closest to the problems should be the first to get funded.

USE OF FUNDS

Go-to-market — 2 BD/AE + 1 account manager	~60%
Founder + ops — ~24 months of runway	~25%
Legal, compliance, buffer	~15%

18-MONTH MILESTONES — MODELED FROM CURRENT INPUTS

6,000–9,000 organizations registered, from 2,100+ today.

10–15 foundation partners, from 3 paying today.

$500K–$1M revenue run-rate (modeled), bridged from ~$98K.

wefunder.com/kindora · docs drafted with Morrison & Foerster · modeled figures are estimates, not guarantees.

Kindora is "testing the waters" under Regulation Crowdfunding. This is not an offer to sell or a solicitation of an offer to buy securities. No money or other consideration is being solicited and if sent in response, will not be accepted; no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed with the SEC and only through an intermediary's platform, and a person's indication of interest involves no obligation or commitment of any kind.

WHERE THIS GOES

The intelligence infrastructure the social sector *owns.*

The funder graph stays openly licensable to the agent economy. The community round makes the nonprofits we serve owners of the thing they rely on. Built to last decades, not to be flipped.

Kindora is a Delaware public benefit corporation. The mission is in the charter, not just the pitch.

hello@kindora.co
kindora.co · wefunder.com/kindora

Actuals, and a base case with its assumptions attached.

ACTUALS

- H1-2026: **$24.3K income** · net **-$55,722** · burn ≈ $9.3K/mo ($14.3K sales + $10K grants).
- Lifetime Stripe collections $16.8K (Feb–Jul 2026; monthly collections ~11× Feb→Jun).
- $42K donor-intelligence engagements delivered Q1 (contracted through True Steele, the founders' consultancy; the line is moving into Kindora PBC — disclosed as related-party).
- Enterprise signed: a major Bay Area philanthropy **$10,080/yr** (reconciled) · a national fellowship funder **$7,020/6-mo** (first payment in collection).

BASE CASE (MODELED; ESTIMATES, NOT GUARANTEES)

	H2-2026	2027	KEY ASSUMPTION
Recurring revenue (run-rate, exit)	$150-220K	$500K-$1M	Self-serve trend + 8-13 enterprise contracts at a modeled $10-50K, above today's $10-40K range
Gross margin (paying tiers)	positive	trending to ~85%	Model routing, caching, token-price deflation
Operating spend	~$25-35K/mo	~$45-55K/mo	3 GTM hires phased in post-close; no engineering hires
Runway	~24 months on the $1M raise		Modeled default-alive at the $1M ARR threshold

Blended margin negative today while free-tier serving dominates — deliberate (the free tier is distribution and mission in one line item). Reviewed financials file with our Form C.

RUNWAY BRIDGE — MODELED

The $1M raise funds a spend ramp of ~$25-35K/mo in H2-2026 (3 GTM hires phased in post-close) rising to ~$45-55K/mo in 2027, offset by collections on the $150-220K → $500K-$1M run-rate path — netting ~24 months of runway, reconciled with the 18-month milestones and the $1M ARR default-alive point. Opening cash, hire timing, and fully-loaded per-hire costs follow the DDQ model, available in diligence.

APPENDIX A2 · CUSTOMER ECONOMICS

Early numbers, honestly counted.

Eight months of revenue history, stated as counts with denominators — **and what we won't quote yet.**

ACQUISITION & CONVERSION

$482 total on paid ads to date (LinkedIn boost experiments, Mar–Jun 2026) — no paid channel drives growth. Real cost = founder time + free-tier serving.

4.5% free→paid conversion (96 direct-paying orgs / 2,114 registered, as of Aug 25) — at benchmark for self-serve freemium (3–5% good), with sales-assist headroom.

Paid channels: only small boost experiments so far — a **funded experiment** in this raise, with kill criteria.

RETENTION, AS COUNTS

113 organizations have ever paid (first payment Dec 2025). **85% lifetime logo retention to date** — 96 of 113 ever-paying orgs remain active (17 left); cohorts span 1–8 months of age. Cohort table with cell counts in the appendix — no annualized rate at this n.

REVENUE BY LINE — NEVER SUMMED AS ONE NUMBER

Direct self-serve	$61,620 run-rate	recurring
Signed enterprise	$10,080 + $14,040 run-rate	recurring, funder-pays
Services	$42K delivered	one-time, reported separately

MARGIN & BURN, BY DESIGN

H1-2026 actuals: $24.3K income · $55,722 net burn — founder-financed pre-raise, details in A1.

Paying-tier gross margin is positive; services run 75–80%.

Blended margin negative on purpose: free-tier inference is the acquisition budget; bridge to 60%+ = routing, caching, token-price deflation.

Burn multiple ≈ 1.0 — $55,722 net burn vs ~$55.3K net-new ARR run-rate (self-serve + the first funder contract; the second signed in H2, excluded). The amazing/great boundary on Sacks' scale.

FUNDER-PAYS, PER SEAT

2 signed contracts + 1 self-serve sponsor purchase · 51 committed seats · $39–42/seat/mo · one contract onboards 20–80 orgs

TOO EARLY TO QUOTE

LTV, LTV:CAC, NRR, annualized churn — at n=113 these would be projections dressed as data. Watching: cohort curves, expansion events, seat activation. What a three-to-four-year customer is worth is exactly the question — we'll quote it when the cohorts are old enough to answer it.

Retention with the cell counts shown (Aug 11 vintage).

Counts, not annualized rates — the base is 8 months old. Aug 11 payment-verified pull; the Aug 25 refresh (113 ever paid, 96 active) is on slide 5 and A2, with per-cohort splits not yet re-derived.

PAYER COHORTS — ORGS BY MONTH OF FIRST SUCCESSFUL SUBSCRIPTION PAYMENT

COHORT	STARTED	STILL ACTIVE	RETAINED	AGE
Dec 2025	3	3	100% (3/3)	8 mo
Jan 2026	2	2	100% (2/2)	7 mo
Feb 2026	7	6	86% (6/7)	6 mo
Mar 2026	8	5	63% (5/8)	5 mo
Apr 2026	14	12	86% (12/14)	4 mo
May 2026	19	15	79% (15/19)	3 mo
Jun 2026	31	25	81% (25/31)	2 mo
Jul 2026	13	12	92% (12/13)	1 mo
Aug 2026	8	8	too young	<1 mo
Total	**105**	**88**	**84% lifetime to date**	

Every cell shows its n. The oldest cohorts (Dec–Jan) are fully retained after 7–8 months. We quote counts, not annualized rates — the base is young and rates at this n would be projections.

The comparison, including the real status quo.

	INSTRUMENTL	GRANTSTATION	PROSPECT RESEARCH (IWAVE, DONORSEARCH)	GOODSTACK	GENERIC AI + SHEETS	KINDORA
Live opportunity freshness	990 profiles + 36K+ active RFPs	Curated lists, newsletters	Wealth screens — no opportunities	990-filer dump + 20K-grant index	Web search — user verifies status	**90K+ funder sites monitored · rolling re-crawl**
Price to a $400K org	$299–999/mo, annual billing	A few hundred $/yr	From $4.5K to tens of thousands/yr	$20–299/mo (early access)	$0–20/mo + staff time	**$0–199/mo**
Integrated grant + donor workflow	Grants only	Grants only	Donors only	Grants only	Assembled by the user	**Both, on one data layer**
Source-grounded drafting	AI drafting — past proposals + 990 insights	—	Add-on writer — not funder-grounded	AI writer — uploaded docs	Depends on sources supplied	**Grounded in current funder sources, cited**
Funder-pays distribution	—	Discounted bulk memberships (VPP)	—	—	—	**3 funders paying — 2 contracts + checkout purchase**
Agent access & controls	Claude connector (subscribers)	—	—	Platform API — no agent surface	General-purpose — no fundraising workflow	**Claude + ChatGPT connectors · metered API · approval queue**

Incumbents have brand and integrations. Our bet: fresher data, one grant-and-donor workflow, sector pricing, and enterprise contracts built around grantee cohorts.

We hold sensitive data for small orgs. Here's the line.

- **Tenant isolation:** every customer's donor and CRM data is scoped to their organization — enforced at the database layer, not just the app.
- **No training on customer data:** enterprise AI APIs only; customer data never trains our providers' base models.
- **Rights plumbing is live:** a public privacy-rights portal (opt-out, delete, access), a suppression registry, and do-not-enrich enforcement at the data layer.
- **Written into contracts:** these rules ship in our enterprise agreements and on kindora.co/trust.

The risks we'd ask about, named first.

The same list our board sees — we'd rather have these conversations before diligence than after.

- **Founder concentration:** one operating founder builds and sells. Mitigation: this raise funds the first GTM hires; product needs no engineering hires for the plan.
- **Platform dependence:** the Claude marketplace channel is young and not ours. Mitigation: it's one of four channels; the data layer is channel-independent.
- **Enterprise concentration:** two signed funder contracts. Mitigation: seats diversify across 50 end organizations; pipeline shown to anchors on request.
- **Young revenue base:** 8 months of history; projections carry that uncertainty. Mitigation: counts-with-denominators reporting, reviewed financials in Form C.
- **Return depends on revenue, not an exit:** if we stay independent, the 1.5× revenue share is the return path. Stated plainly on the ask slide.

Three outcomes. A path back in each.

A standard post-money SAFE plus a capped revenue share — most startup investments have one way to pay you; this one has two.

IF KINDORA…	YOUR SAFE	YOUR REVENUE SHARE
Raises a priced round	Converts at your cap	Carries forward, or company buys out remaining cap
Is acquired	Participates at your cap	Paid out or terminates
Stays independent	3-year optional conversion to Class A common	Your pro rata share of a 3% gross-revenue pool after $1M ARR, paid quarterly until you receive 1.5× your investment

Instrument: Wefunder standard SAFE + Revenue Share template, customized by Morrison & Foerster (payment start tied to $1M ARR, not the calendar). SPV holds Reg CF investors as one cap-table line; Reg D checks sign directly.

TIME TO THE 1.5× CAP — MODELED, NOT PROMISED

The arithmetic: a $1M pool capped at 1.5× returns $1.5M = 3% of **$50M cumulative revenue** after the $1M ARR trigger (a $2M pool needs $100M). Modeled from investment, assuming the trigger is reached in ~2 years: base case (revenue compounding ~60%/yr from $1M) reaches the cap in roughly **9–10 years** on a $1M pool, ~10–11 on $2M; a slow case (~25%/yr) in roughly **13–15 years** on $1M, ~16–17 on $2M. Faster growth shortens it; the SAFE's conversion paths run in parallel the whole time. Modeled outcomes, not guarantees. And the floor, stated plainly: if we never pass $1M ARR, the revenue share never activates and the SAFE is the only path back.

APPENDIX A8 · WHERE DAFS FIT

$328B in donor-advised funds — reachable through the right doors.

- DAF assets are up 4.6× in a decade to **$328B**; last year $90.6B flowed in against $64.6B granted out.
- **The investment path is real:** sponsors like ImpactAssets and Impact Foundation let DAF holders invest directly in private companies ($25K minimums). A holder at any sponsor can grant into one of these platforms and invest from there — no permission from their home sponsor required.
- Kindora's instrument was designed for exactly this lane: mission-locked, revenue-returning, PBC charter — **the artifact these sponsors' diligence actually checks.**

Data as of Aug 25, 2026 · DAF Research Collaborative 2025 · 4.6× computed from NPT historical data (FY2014 baseline ~$70.7B)

The AI that helps nonprofits *get funded.*

Find the right funders, draft stronger applications, and surface your best donors — at a price the whole sector can afford.

LIVE IN PRODUCTION

Find the funder. Draft the ask. Map the path in.

260K+ foundations · 9.6M grant records · 55K+ live open opportunities

90K+ funder websites monitored and re-crawled on a rolling schedule

Two signed funder contracts + a self-serve sponsor purchase · 118 organizations paying directly

2,100+
organizations on the platform

~$105K
ARR run-rate incl. all three funder-pays revenue lines

Organic
no paid acquisition channel — growth is organic

THE PROBLEM

The nonprofits closest to the work are furthest from the money.

$617B moved through US philanthropy in 2025 — the first year giving crossed $600B. The organizations best positioned to spend the next dollar well can't afford the tools to compete for it.

THE ACCESS GAP, IN THREE FACTS

- **Leading grant platforms run $300–999 a month** — priced for the top of the market, while roughly 6 in 10 reporting nonprofits run on under $50K a year.
- **Major giving concentrates in relationship networks** that many community-rooted leaders were never invited into — so capital follows proximity to power, not proximity to the problem.
- **The workaround is a grind:** 40 hours per funder prospect, sorted from thousands of false-positive "matches," at 11pm, by the founder.

Sources: Giving USA 2026 · IRS Business Master File, 2026 · live vendor pricing, Jul 2026.

WHY NOW

Intelligence got cheap. Distribution flipped.

Two shifts in eighteen months made a product like this possible — and made this the window to build it.

01 · THE $500-A-MONTH RESEARCH STACK NOW COSTS CENTS

Inference collapsed the cost of funder research, drafting, and donor intelligence — the economics finally fit a $400K nonprofit, and keep improving every quarter.

02 · AI MARKETPLACES ARE A NEW DISTRIBUTION CHANNEL

Kindora launched in Claude's connector directory in April 2026 and trended **#5 across all apps** that week — 190K+ real external agent calls since — over 1,200 a day, with no paid acquisition channel — growth is organic (founder time and free-tier serving remain real costs). Connectors live in both the Claude and ChatGPT directories. The channel is young; the early-mover window is open now.


Directory
Google Drive
Google Calendar
Gmail
Claude connector directory · April 2026
New · Trending

#5 trending among all apps, launch week

190K+ real external agent calls since April — over 1,200 a day

THE PRODUCT

Kindora does the work of a development office.

Ask for an outcome in plain language. Kindora returns structured, sourced results — ready to edit, approve, or take over manually. **You stay in control.**

FIND	DRAFT	CONNECT	DONORS
Ranked, scored, sourced match cards.	LOIs grounded in the funder's giving, cited.	Warm paths through your board's network.	Lapsed donors prioritized, with a cadence.

THE DATA LAYER UNDERNEATH

260K+ foundations across the US, Canada, Europe and Australia · 9.6M grant records · 55K+ live open opportunities, including 1,500+ open federal and state government grants refreshed daily · 90K+ funder websites monitored and re-crawled on a rolling schedule.

One development-office workflow on a single data layer that gets richer with every org.

Real case: one grant application, 40 hours → 90 minutes.

"There are matches in here I'd never heard of — and they're an ideal fit."

LAURA KING · SAN FRANCISCO EDUCATION FUND

YOU ASK

"Find funders for youth programs in our region."

KINDORA RETURNS · SCORED, WITH THE REASONING SHOWN REAL PRODUCT UI



SOCIAL & ENVIRONMENTAL ENTREPRENEURS (SEE) INC

Match score with the fit reasoning behind it — and a link out to every funder page it was scraped from

MRR grew 16× in 8 months. Funders pay, and it's organic.

DIRECT-PAY MRR BY MONTH · ACTUALS, UNANNUALIZED

Dec 2025 → Aug 31, 2026


$403
$517
$1,008
$1,202
$1,585
$2,717
$4,169
$4,797
$6,617
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug

Month-end MRR from payment-verified subscriptions. **~$105K ARR run-rate = $105,524**: $79,404 direct self-serve + $24,120 from two signed enterprise contracts + one $2,000 self-serve sponsor purchase. Services ($42K, one-time) never counted in ARR.

118 organizations paying directly

51 enterprise seats committed by funders

3 funder-pays mechanisms proven

367 orgs used Kindora AI in the last 30 days (as of Aug 14, 2026)

85% of organizations that have ever paid are still active — Aug 25 payer pull; oldest cohorts are 8 months old.

Reach, for context: 2,100+ organizations registered.

FUNDER-PAYS, PROVEN THREE WAYS

A major Bay Area philanthropy — 20 grantee seats, prepay reconciled June · **a national fellowship funder** — 30 fellow orgs, signed July, prepaid August · **a family foundation** — closed through self-serve checkout after a sales call, August. **All three contracts are paid.**

In motion, not signed: $50K sponsorship (verbal) · $150K AI-challenge grant from a major global foundation (pending diligence)

Two funnels. Funders pay for the seats.

Nonprofits come in free through the agent marketplace. Funders buy seats for the portfolios they already back. **Both funnels are running today.**

FUNNEL A · SELF-SERVE

- 01 Agent marketplace + organic — **190K+ calls since April**
- 02 **2,100+ registered** — 16+ since December
- 03 **367 active** in the last 30 days (as of Aug 14, 2026)
- 04 **118 paying** — ~5% conversion, ARPA ~$670/yr
- 05 **85%** of ever-paying orgs still active

The funnel and the mission. The free tier is the top of it.

FUNNEL B · FUNDER-PAYS

- 01 **~22K foundations** grant $1M+ a year
- 02 Funder-pays to date — 2 contracts signed + 1 self-serve sponsor purchase; $50K sponsorship verbal
- 03 Contract: **20–80 seats at $39–42/mo = $10–40K ACV**
- 04 **51 seats committed** across 3 funders
- 05 Renewal + expansion — not yet proven; first renewal decision due early 2027

One contract onboards 20–80 nonprofits — and ties sponsor value to portfolio-wide usage and outcomes.

EMBEDDED DISTRIBUTION AND OPERATING SUPPORT FILL BOTH FUNNELS IN BLOCKS

IN PIPELINE — NOT YET SIGNED

A national nonprofit capacity-building platform — proposing to embed Kindora funder discovery; its nonprofit base becomes our funnel at near-zero cost.

IN PIPELINE — NOT YET SIGNED

A global funding-intelligence platform — ~1M+ development professionals and 850+ official funders; an adjacent international market.

LIVE · PUBLISHED

AWS Social Entrepreneur Accelerator alum. AWS published our story in Aug 2026, on the record that Deloitte is providing strategic and operational support as we scale.

The funnels feed each other: sponsored grantees can remain on self-serve when funding ends, self-serve results close the next funder, and channels fill both at block scale — with no paid acquisition.

BUSINESS MODEL

Funder-pays is the spine.

Kindora **acquires nonprofits free and self-serve**, then monetizes at scale by **selling sponsored access to the funders who back them.**

FUNDER-PAYS ENTERPRISE THE ACV ENGINE

$39–42 per seat per month, 20–80 seats per contract — **$10–40K a year, and one contract onboards a whole grantee portfolio.** Two funder contracts signed plus one self-serve sponsor purchase; 51 seats committed. Sold as a budget line item, creating a clear renewal path.

SELF-SERVE + CONSULTANT THE FUNNEL

$0 free tier → $25–199/mo; consultants $99–1,299/mo. Volume, proof, and the mission — **88 paying today.**

UPSIDE · THE DOOR WE HAVEN'T OPENED

Metered agent and data access — 190K+ external calls since April. Published pricing, near-zero marginal cost. **Not in the model, not in the milestones.**

TEMPORARY · SERVICES

$42K delivered at 75–80% margin — a learning engine that funded product discovery. Time-boxed, one-time, **never summed into ARR.**

Credits, not seats: as inference gets cheaper, credit prices hold while cost-to-serve falls — cheaper AI widens margins instead of compressing them.

THE PATH TO $10M

$100K to $10M recurring ARR by 2030. Here is what you would have to believe.

VENTURE CASE · RECURRING ARR · PROJECTION

Revenue share begins at $1M


$101K
$842K
$2.6M
$6.9M
$14.7M
Today Sept 2026
Dec 2027
Dec 2028
Dec 2029
Dec 2030

Linear scale — today's $101K is a thin bar because it is genuinely small against $14.7M. Recurring ARR = self-serve subscriptions + funder contracts + data API. Services excluded.

FIVE THINGS YOU WOULD HAVE TO BELIEVE

01 **Free-tier distribution keeps compounding.**
Today: registrations ~15%/mo (launch-spiked) → modeled 8% in 2027, decaying to 5% by 2030.
Claude and ChatGPT connectors, funder cohorts of 20–60 orgs per contract, referrals, thousands of nonprofit leaders as owners.

02 **Conversion improves as lifecycle features ship.**
Today: ~5% free → paid → modeled 10% by 2030.
Best-in-class freemium is ~10%; norms are 2–5%.

03 **Customers move up-market as they grow.**
Today: ~$56/mo blended → modeled $100/mo by 2030 through tier mix, no list-price increase.
The top tier is already half of self-serve revenue.

04 **Funder-pays scales with two reps.**
Today: founder-sold → 1 close/month in 2027, 8/month by 2030.
Contract size $18K → $35K as cohorts grow from 30 seats toward 50–100.

05 **Renewals hold at 85%.**
The payer is the foundation, not the grantee.
Renewal follows the grant relationship.

AND IF YOU DON'T BELIEVE IT

~$2.3M recurring ARR, Dec 2030 (funded plan) — only the hires work, none of the above

−29% on 2030 revenue if distribution runs one notch slower — the largest single sensitivity

after 2028 the year $1M recurring ARR is reached on management's base case

Every driver above decays from today's observed rate; none accelerates. Full model, three scenarios, and sensitivities in the data room.

DEFENSIBILITY

The data is public. Making it mean something is the moat.

The 990 data is a free download, so a credible-looking search is easy to build. **Raw, it is static and typically 18 months to 3 years old — no deadlines, no open programs**, and cluttered with false positives. The work is turning it into funders you can trust, evaluate, and reach.

THE MOAT, IN ORDER OF DURABILITY

LIVE NOW	**The wave of new funder-search tools downloads the public 990 dump and drops an LLM on top.** Low barrier, quick to launch — and it returns static data typically 18 months to 3 years old, with **no deadlines and no open programs at all**, plus operating charities listed as funders and the same program five times over. We monitor **90K+ funder websites monitored and re-crawled on a rolling schedule** for what is actually open, when it closes, and where to apply.
LIVE NOW	**The enrichment layer — this is what removes the noise.** We ML-match every free-text grant line to a real EIN, so 9.6M grants become a graph; classify funder type to strip out DAF conduits and hospital internal transfers; compute new-grantee rates; and roll up real subject and geographic concentration. **Matching makes grants mean something; classification makes recommendations trustworthy.**
COMPOUNDING	Grant pipelines, board networks, and donor histories accumulate **inside accounts** — more valuable every month.
HARDEST TO COPY	**Proprietary feedback data public-data competitors don't have.** Users across the platform report which funders and open grants actually fit — and how applications turn out. Every Kindora AI session is graded nightly for accuracy and completeness — retrieval and recommendations improve from signal that exists nowhere but inside Kindora.

THEN WORKFLOW, THEN TRUST

Organizations draft with us, then tell us which applications were funded and which were declined — so we learn what wins, where, and why. That exists in no public filing. In the age of AI the moat isn't data, it's proprietary data. Search is the wedge; switching costs grow as history accumulates. The structured graph underneath stays openly licensable to the agent economy (metered, self-serve, published pricing) — so agents that build on it deepen the moat.

Built from both sides of the grant table.



JUSTIN STEELE — CO-FOUNDER & CEO

A decade directing philanthropic capital at Google.org — **~$700M deployed across the Americas**, first Black director on Google's philanthropy team. Then hit the tooling wall himself as a nonprofit co-founder writing grants at 11pm. Chemical engineer by training; built the entire Kindora platform. Trustee, San Francisco Foundation.



KARIBU NYAGGAH — CO-FOUNDER & ADVISOR

Advises on strategy, go-to-market, and operations. Previously led AI Transformation for the Meta Ops team. Co-founded Sinapis — 7,000+ entrepreneurs across 6 countries. Harvard MBA.

MISSION-LOCKED BY CHARTER

"...and to democratize philanthropic giving to under-resourced nonprofits."

Delaware Public Benefit Corporation · certificate filed July 15, 2025 · mission metrics reviewed by the board under the charter.

Continuity: the platform is founder-built and documented — architecture, data pipelines, runbooks — and a product/technical hire is planned beyond the modeled 18-month base case, as foundation partners scale.

IN OUR CORNER

- **AWS & Deloitte Accelerator**
- **Anthropic** customer case study
- **A venture fund** first institutional investor
- **Blackbaud Social Good**
- **Morrison & Foerster** counsel

THE RAISE

$1M puts a built product in front of the market it was built for.

THE ROUND

$1M target · accepting up to $2M

- **$10M valuation cap** for anchors and early-bird community investors; $12M standard.
- First institutional check: **$50K from a venture fund.**
- A standard post-money SAFE plus a **3% revenue share that stops at 1.5×**. The SAFE is your upside with no ceiling. The revenue share is your floor if the upside takes longer. Mechanics in appendix A4.

Where we're pointed: a company large enough to matter to the whole sector, built to stay independent.

The leaders closest to the problems should be the first to get funded.

USE OF FUNDS

Shares of ~$1.1M gross operating uses, 18 months

Go-to-market — 2 BD/AE + 1 account manager ~44%

2 BD/AE + 1 account manager — makes funder-pays repeatable, not founder-bound

Cost to serve — AI inference, data pipelines, hosting ~24%

Inference, data APIs, hosting — falls per unit as inference gets cheaper

Founder + operations ~23%

A full-time founder, and operations a company this size currently has none of

Legal, compliance, buffer ~10%

Offering costs: up to ~$79K at Wefunder's published 7.9% Reg CF fee; the Reg D direct lane is fee-free. The executed portal agreement controls.

18-MONTH MILESTONES — MODELED FROM CURRENT INPUTS

6,000–11,000 organizations registered, from 2,100+ today.

10–15 foundation partners, from 3 paying today.

$500K–$1M recurring revenue run-rate (modeled), bridged from ~$105K.

The path to $10M recurring ARR, and what you'd have to believe: slide 8.

Projections, not guarantees. Management's base case and the assumptions behind every scenario are in the data room, wefunder.com/kindora · docs drafted with Morrison & Foerster.

Kindora is "testing the waters" under Regulation Crowdfunding. This is not an offer to sell or a solicitation of an offer to buy securities. No money or other consideration is being solicited, and if sent in response, will not be accepted; no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed with the SEC and only through an intermediary's platform; and a person's indication of interest involves no obligation or commitment of any kind.

Kindora

WHERE THIS GOES

The intelligence infrastructure the social sector *owns.*

The funder graph stays openly licensable to the agent economy. The community round makes the nonprofits we serve owners of the thing they rely on. Built to last decades, not to be flipped.

Kindora is a Delaware public benefit corporation. The mission is in the charter, not just the pitch.

hello@kindora.co
kindora.co · wefunder.com/kindora

Actuals, and a base case with its assumptions attached.

ACTUALS

- H1-2026: **$24.3K income** · net **-$55,722** · burn ≈ $9.3K/mo ($14.3K sales + $10K grants).
- Lifetime Stripe collections $16.8K (Feb–Jul 2026; monthly collections ~11× Feb→Jun).
- $42K donor-intelligence engagements delivered Q1 (contracted through True Steele, the founders' consultancy; the line is moving into Kindora PBC — disclosed as related-party).
- Enterprise signed: a major Bay Area philanthropy **$10,080/yr** (reconciled) · a national fellowship funder **$7,020/6-mo** (first payment in collection).

BASE CASE (MODELED; PROJECTIONS, NOT GUARANTEES)

	H2-2026	2027	KEY ASSUMPTION
Recurring revenue (run-rate, exit)	$150–220K	$500K–$1M	Self-serve trend + 8–13 enterprise contracts at a modeled $10–50K, above today's $10–40K range
Gross margin (blended)	negative	~42%	R&D-shaped AI spend (~$6K/mo) held flat and counted in cost of revenue; rises to ~70–80% by 2029–30 as the fixed data layer amortizes
Operating spend	~$25–35K/mo	~$45–55K/mo	3 GTM hires phased in post-close; no engineering hires
$1M recurring-ARR trigger	—	not reached	Base case reaches it after 2028; the revenue share begins when it does

BASIS

Base case: self-serve growing 12%/mo today, stepping down to 4% by 2028; the $50K verbal funder contract closing; eight enterprise closes in 2027 from the first sales hire; services reported separately and never counted in recurring revenue. The 2027 exit range brackets management's base case ($499K) and the venture case ($842K). Full model, three scenarios, and sensitivities in the data room. Reviewed financials file with our Form C.

The comparison, including the real status quo.

	INSTRUMENTL	GRANTSTATION	PROSPECT RESEARCH (IWAVE, DONORSEARCH)	GOODSTACK	GENERIC AI + SHEETS	KINDORA
Live opportunity freshness	990 profiles + 36K+ active RFPs	Curated lists, newsletters	Wealth screens — no opportunities	990-filer dump + 20K-grant index	Web search — user verifies status	**90K+ funder sites monitored · rolling re-crawl**
Price to a $400K org	$299–999/mo, annual billing	A few hundred $/yr	From $4.5K to tens of thousands/yr	$20–299/mo (early access)	$0–20/mo + staff time	**$0–199/mo**
Integrated grant + donor workflow	Grants only	Grants only	Donors only	Grants only	Assembled by the user	**Both, on one data layer**
Source-grounded drafting	AI drafting — past proposals + 990 insights	—	Add-on writer — not funder-grounded	AI writer — uploaded docs	Depends on sources supplied	**Grounded in current funder sources, cited**
Funder-pays distribution	—	Discounted bulk memberships (VPP)	—	—	—	**3 funders paying — 2 contracts + checkout purchase**
Agent access & controls	Claude connector (subscribers)	—	—	Platform API — no agent surface	General-purpose — no fundraising workflow	**Claude + ChatGPT connectors · metered API · approval queue**

Incumbents have brand and integrations. Our bet: fresher data, one grant-and-donor workflow, sector pricing, and enterprise contracts built around grantee cohorts.

The risks we'd ask about, named first.

The same list our board sees — we'd rather have these conversations before diligence than after.

- **Founder concentration:** one operating founder builds and sells. Mitigation: this raise funds the first GTM hires; product needs no engineering hires for the plan.
- **Platform dependence:** the Claude marketplace channel is young and not ours. Mitigation: it's one of four channels; the data layer is channel-independent.
- **Enterprise concentration:** two signed funder contracts. Mitigation: seats diversify across 50 end organizations; pipeline shown to anchors on request.
- **Young revenue base:** 8 months of history; projections carry that uncertainty. Mitigation: counts-with-denominators reporting, reviewed financials in Form C.
- **Return depends on revenue, not an exit:** if we stay independent, the 1.5x revenue share is the return path. Stated plainly on the ask slide.
- **More applications could bury funders:** if AI simply helps everyone submit more, the sector is worse off. We built the brake before the accelerator — Kindora suppresses low-fit matches and tells an organization when it isn't a fit, instead of maximizing applications. Our bet is that the problem was visibility, not volume, and we're measuring how funders actually respond as usage grows.
- **Data stewardship — we hold sensitive donor data for small orgs:** every organization's data is isolated to its own tenant; nothing is pooled or used to train shared models.

APPENDIX A4 · THE INSTRUMENT

Three outcomes. A path back in each.

A standard post-money SAFE plus a capped revenue share — most startup investments have one way to pay you; this one has two.

IF KINDORA…	YOUR SAFE	YOUR REVENUE SHARE
Raises a priced round	Converts at your cap	Carries forward, or company buys out remaining cap
Is acquired	Participates at your cap	Paid out or terminates
Stays independent	3-year optional conversion to Class A common	Your pro rata share of a 3% gross-revenue pool after $1M ARR, paid quarterly until you receive 1.5× your investment

Instrument: Wefunder standard SAFE + Revenue Share template, customized by Morrison & Foerster (payment start tied to $1M ARR, not the calendar). SPV holds Reg CF investors as one cap-table line; Reg D checks sign directly.

TIME TO THE 1.5× CAP — MODELED, NOT PROMISED

The arithmetic: a $1M pool capped at 1.5× returns $1.5M = 3% of **$50M cumulative revenue** after the $1M ARR trigger (a $2M pool needs $100M). Modeled from investment, assuming the trigger is reached in ~2 years: base case (revenue compounding ~60%/yr from $1M) reaches the cap in roughly **9–10 years** on a $1M pool, ~10–11 on $2M; a slow case (~25%/yr) in roughly **13–15 years** on $1M, ~16–17 on $2M. Faster growth shortens it; the SAFE's conversion paths run in parallel the whole time. Modeled outcomes, not guarantees. And the floor, stated plainly: if we never pass $1M ARR, the revenue share never activates and the SAFE is the only path back.

WHAT A CHECK BUYS

A post-money SAFE fixes your ownership at signing: **$10,000 at the $10M cap is 0.1% of the company**, and other investors in this round don't dilute it. A later priced round or option pool does. The 1.5× cap applies only to the revenue share — **the SAFE's equity upside is uncapped, on purpose**.

Free to start. Paid by the organization, or by the funder that backs it.

WHAT A NONPROFIT CUSTOMER IS WORTH · SEPT 1, 2026 · PRODUCTION BILLING

118	~$56	$0	~5%
paying organizations	blended revenue per paying org, per month	paid acquisition per customer ($482 lifetime, avg)	free → paid, of 2,100+ registered

PLAN MIX — SHARE OF PAYING ORGS → SHARE OF REVENUE

TIER	PRICE	ORGS	REVENUE
Starter	$25/mo	52%	23%
Growth	$49/mo	33%	28%
Pro + Consultant	$99–$399/mo	**15%**	**49%**

The top tier is 15% of customers and half of self-serve revenue. Customers move up as they grow; no list-price increase is assumed anywhere in our model.

WHAT A FUNDER CONTRACT IS WORTH · SIGNED CONTRACTS

Contracts paid	2 funders + 1 self-serve sponsor purchase
Seats committed	51 nonprofits across 3 funders
Price per sponsored seat	~$500/org/year
Contract size today	$7K–$14K annual, prepaid
Contract size, modeled	$10K–$50K as cohorts grow from ~30 seats toward 50–100
Why it holds	the payer (a foundation) is not the user (its grantees), so renewal follows the grant relationship

COST TO SERVE AND MARGIN

Cost to serve today: **~$11.9K/month**, about half of it R&D-shaped AI spend that does not scale with users.

We sell **credits, not seats.** As inference gets cheaper, credit prices hold and cost-to-serve falls.

Modeled blended gross margin: **42% in 2027, ~70–80% by 2029**, with that R&D spend held flat and counted in cost of revenue.

The AI that helps nonprofits *get funded.*

Find the right funders, draft stronger applications, and surface your best donors — at a price the whole sector can afford.

LIVE IN PRODUCTION

Find the funder. Draft the ask. Map the path in.

260K+ foundations · 9.6M grant records · 55K+ live open opportunities

90K+ funder websites monitored and re-crawled on a rolling schedule

Two signed funder contracts + a self-serve sponsor purchase · 96 organizations paying directly

2,100+
organizations on the platform

~$103K
ARR run-rate incl. all three funder-pays revenue lines

Organic
no paid acquisition channel — growth is organic

THE PROBLEM

The nonprofits closest to the work are furthest from the money.

$617B moved through US philanthropy in 2025 — the first year giving crossed $600B. The organizations best positioned to spend the next dollar well can't afford the tools to compete for it.

THE ACCESS GAP, IN THREE FACTS

- **Leading grant platforms run $300–999 a month** — priced for the top of the market, while roughly 6 in 10 reporting nonprofits run on under $50K a year.
- **Major giving concentrates in relationship networks** that many community-rooted leaders were never invited into — so capital follows proximity to power, not proximity to the problem.
- **The workaround is a grind:** 40 hours per funder prospect, sorted from thousands of false-positive "matches," at 11pm, by the founder.

Sources: Giving USA 2026 · IRS Business Master File, 2026 · live vendor pricing, Jul 2026.

WHY NOW

Intelligence got cheap. Distribution flipped.

Two shifts in eighteen months made a product like this possible — and made this the window to build it.

01 · THE $500-A-MONTH RESEARCH STACK NOW COSTS CENTS

Inference collapsed the cost of funder research, drafting, and donor intelligence — the economics finally fit a $400K nonprofit, and keep improving every quarter.

02 · AI MARKETPLACES ARE A NEW DISTRIBUTION CHANNEL

Kindora launched in Claude's connector directory in April 2026 and trended **#5 across all apps** that week — 190K+ real external agent calls since — over 1,200 a day, with no paid acquisition channel — growth is organic (founder time and free-tier serving remain real costs). Connectors live in both the Claude and ChatGPT directories. The channel is young; the early-mover window is open now.


Directory
Google Drive
Google Calendar
Gmail
Claude connector directory · April 2026
New · Trending

#5 trending among all apps, launch week

190K+ real external agent calls since April — over 1,200 a day

THE PRODUCT

Kindora does the work of a development office.

Ask for an outcome in plain language. Kindora returns structured, sourced results — ready to edit, approve, or take over manually. **You stay in control.**

FIND
Ranked, scored, sourced match cards.

DRAFT
LOIs grounded in the funder's giving, cited.

CONNECT
Warm paths through your board's network.

DONORS
Lapsed donors prioritized, with a cadence.

THE DATA LAYER UNDERNEATH

260K+ foundations across the US, Canada, Europe and Australia · 9.6M grant records · 55K+ live open opportunities, including 1,500+ open federal and state government grants refreshed daily · 90K+ funder websites monitored and re-crawled on a rolling schedule.

One development-office workflow on a single data layer that gets richer with every org.

Real case: one grant application, 40 hours → 90 minutes.

"There are matches in here I'd never heard of — and they're an ideal fit."
LAURA KING · SAN FRANCISCO EDUCATION FUND

YOU ASK
"Find funders for youth programs in our region."

KINDORA RETURNS · SCORED, WITH THE REASONING SHOWN REAL PRODUCT UI


SOCIAL & ENVIRONMENTAL ENTREPRENEURS (SEE) INC

Match score with the fit reasoning behind it — and a link out to every funder page it was scraped from

TRACTION · YEAR ONE

MRR grew nearly 15× in 8 months. Funders pay, and it's organic.

DIRECT-PAY MRR BY MONTH · ACTUALS, UNANNUALIZED

Dec 2025 → Aug 25, 2026



Dec
$403
Jan
$517
Feb
$1,008
Mar
$1,202
Apr
$1,585
May
$2,717
Jun
$4,169
Jul
$4,797
Aug 25
$5,997

Month-end MRR from payment-verified subscriptions. **~$103K ARR run-rate = $102,554**: $76,434 direct self-serve + $24,120 from two signed enterprise contracts + one $2,000 self-serve sponsor purchase. Services ($42K one-time) never counted in ARR.

96 organizations paying directly

51 enterprise seats committed by funders

3 funder-pays mechanisms proven

367 orgs used Kindora AI in the last 30 days (as of Aug 14, 2026)

96 of 113 orgs that have ever paid are still active — oldest cohorts are 8 months old.

Reach, for context: 2,100+ organizations registered.

FUNDER-PAYS, PROVEN THREE WAYS

A major Bay Area philanthropy — 20 grantee seats, prepay reconciled June · **a national fellowship funder** — 30 fellow orgs, signed July, prepaid August · **a family foundation** — closed through self-serve checkout after a sales call, August. **All three contracts are paid.**

In motion, not signed: $50K sponsorship (verbal) · $150K AI challenge grant from a major global foundation (pending diligence)

Two funnels. Funders pay for the seats.

Nonprofits come in free through the agent marketplace. Funders buy seats for the portfolios they already back. **Both funnels are running today.**

FUNNEL A · SELF-SERVE

01 Agent marketplace + organic — **190K+ calls since April**

02 **2,100+ registered** — 16+ since December

03 **367 active** in the last 30 days (as of Aug 14, 2026)

04 **96 paying** — 4.5% conversion, ARPA ~$700/yr

05 **96 of 113** ever-paying orgs still active

The funnel and the mission. The free tier is the top of it.

FUNNEL B · FUNDER-PAYS

01 **~22K foundations** grant $1M+ a year

02 Funder-pays to date — 2 contracts signed + 1 self-serve sponsor purchase; $50K sponsorship verbal

03 Contract: **20–80 seats at $39–42/mo = $10–40K ACV**

04 **51 seats committed** across 3 funders

05 Renewal + expansion — not yet proven; first renewal decision due early 2027

One contract onboards 20–80 nonprofits — and ties sponsor value to portfolio-wide usage and outcomes.

EMBEDDED DISTRIBUTION AND OPERATING SUPPORT FILL BOTH FUNNELS IN BLOCKS

IN PIPELINE — NOT YET SIGNED

A national nonprofit capacity-building platform — proposing to embed Kindora funder discovery; its nonprofit base becomes our funnel at near-zero cost.

IN PIPELINE — NOT YET SIGNED

A global funding-intelligence platform — ~1M+ development professionals and 850+ official funders; an adjacent international market.

LIVE · PUBLISHED

AWS Social Entrepreneur Accelerator alum. AWS published our story in Aug 2026, on the record that Deloitte is providing strategic and operational support as we scale.

The funnels feed each other: sponsored grantees can remain on self-serve when funding ends, self-serve results close the next funder, and channels fill both at block scale — with no paid acquisition.

Data as of Aug 28, 2026 · partner-reach figures are the partners' own published numbers

BUSINESS MODEL

Funder-pays is the spine.

Kindora **acquires nonprofits free and self-serve**, then monetizes at scale by **selling sponsored access to the funders who back them.**

FUNDER-PAYS ENTERPRISE THE ACV ENGINE

$39–42 per seat per month, 20–80 seats per contract — **$10–40K a year, and one contract onboards a whole grantee portfolio.** Two funder contracts signed plus one self-serve sponsor purchase; 51 seats committed. Sold as a budget line item, creating a clear renewal path.

SELF-SERVE + CONSULTANT THE FUNNEL

$0 free tier → $25–199/mo; consultants $99–1,299/mo. Volume, proof, and the mission — **88 paying today.**

UPSIDE · THE DOOR WE HAVEN'T OPENED

Metered agent and data access — 190K+ external calls since April. Published pricing, near-zero marginal cost. **Not in the model, not in the milestones.**

TEMPORARY · SERVICES

$42K delivered at 75–80% margin — a learning engine that funded product discovery. Time-boxed, one-time, **never summed into ARR.**

Credits, not seats: as inference gets cheaper, credit prices hold while cost-to-serve falls — cheaper AI widens margins instead of compressing them.

MARKET

Three lines to $10M. We're running a horse race, and funder-pays is ahead.

Three funders are paying today. We're pushing hard on two lines and will know which is biggest inside eighteen months.

ILLUSTRATIVE LONG-TERM REVENUE MIX

~$4–6M

FUNDER-PAYS

3 paying today. 150–250 foundation contracts at a ~$25K average. Each one also distributes Kindora to 20–80 nonprofits — **5,000–10,000 orgs reached.**

~$3M

CONSULTANTS + SELF-SERVE

2,500–3,500 paying orgs at a blended ~$900–1,200 ARPA. **Largely fed by enterprise cohorts and channel partners** — not cold organic. Consultants are the stickiest users and a funnel: every client they onboard arrives as a Kindora profile.

~$2–3M

EMBEDDED + API

The two channel partnerships in pipeline, plus metered agent and data access — **190K+ calls since April.**

200 foundation contracts at a $25K average is $5M ARR — and puts Kindora in front of ~10,000 nonprofits. The price stays where a two-person nonprofit can afford it. This gets large by reaching tens of thousands of them, not by charging them more.

Even our slowest single line clears the target: 1% of the priced-out segment = ~15,200 self-serve orgs × ~$700 = ~$10.6M. We keep it only as a floor — the plan doesn't rely on it. Denominators: 1.9M US nonprofits (~80% priced out) · ~22K foundations granting $1M+/yr · 260K+ foundations indexed.

DEFENSIBILITY

The data is public. Making it mean something is the moat.

The 990 data is a free download, so a credible-looking search is easy to build. **Raw, it is static and typically 18 months to 3 years old — no deadlines, no open programs**, and cluttered with false positives. The work is turning it into funders you can trust, evaluate, and reach.

THE MOAT, IN ORDER OF DURABILITY

LIVE NOW	**The wave of new funder-search tools downloads the public 990 dump and drops an LLM on top.** Low barrier, quick to launch — and it returns static data typically 18 months to 3 years old, with **no deadlines and no open programs at all**, plus operating charities listed as funders and the same program five times over. We monitor **90K+ funder websites monitored and re-crawled on a rolling schedule** for what is actually open, when it closes, and where to apply.
LIVE NOW	**The enrichment layer — this is what removes the noise.** We ML-match every free-text grant line to a real EIN, so 9.6M grants become a graph; classify funder type to strip out DAF conduits and hospital internal transfers; compute new-grantee rates; and roll up real subject and geographic concentration. **Matching makes grants mean something; classification makes recommendations trustworthy.**
COMPOUNDING	Grant pipelines, board networks, and donor histories accumulate **inside accounts** — more valuable every month.
HARDEST TO COPY	**Proprietary feedback data public-data competitors don't have.** Users across the platform report which funders and open grants actually fit — and how applications turn out. Every Kindora AI session is graded nightly for accuracy and completeness — retrieval and recommendations improve from signal that exists nowhere but inside Kindora.

THEN WORKFLOW, THEN TRUST

Organizations draft with us, then tell us which applications were funded and which were declined — so we learn what wins, where, and why. That exists in no public filing. In the age of AI the moat isn't data, it's proprietary data. Search is the wedge; switching costs grow as history accumulates. The structured graph underneath stays openly licensable to the agent economy (metered, self-serve, published pricing) — so agents that build on it deepen the moat.

TEAM

Built from both sides of the grant table.



JUSTIN STEELE — CO-FOUNDER & CEO

A decade directing philanthropic capital at Google.org — **~$700M deployed across the Americas**, first Black director on Google's philanthropy team. Then hit the tooling wall himself as a nonprofit co-founder writing grants at 11pm. Chemical engineer by training; built the entire Kindora platform. Trustee, San Francisco Foundation.



KARIBU NYAGGAH — CO-FOUNDER & ADVISOR

Advises on strategy, go-to-market, and operations. Previously led AI Transformation for the Meta Ops team. Co-founded Sinapis — 7,000+ entrepreneurs across 6 countries. Harvard MBA.

MISSION-LOCKED BY CHARTER

"...and to democratize philanthropic giving to under-resourced nonprofits."

Delaware Public Benefit Corporation · certificate filed July 15, 2025 · mission metrics reviewed by the board under the charter.

Continuity: the platform is founder-built and documented — architecture, data pipelines, runbooks — and a product/technical hire is planned beyond the modeled 18-month base case, as foundation partners scale.

IN OUR CORNER

- **AWS & Deloitte Accelerator**
- **Anthropic** customer case study
- **A venture fund** first institutional investor
- **Blackbaud Social Good**
- **Morrison & Foerster** counsel

$1M puts a built product in front of the market it was built for.

THE ROUND

$1M target · accepting up to $2M

- **$10M valuation cap** for anchors and early-bird community investors; $12M standard.
- First institutional check: **$50K from a venture fund.**
- A standard post-money SAFE plus a **3% revenue share that stops at 1.5×**. The SAFE is your upside with no ceiling. The revenue share is your floor if the upside takes longer. Mechanics in appendix A7.

Where we're pointed: a company large enough to matter to the whole sector, built to stay independent.

The leaders closest to the problems should be the first to get funded.

USE OF FUNDS

Go-to-market — 2 BD/AE + 1 account manager	~60%
Founder + ops — ~24 months of runway	~25%
Legal, compliance, buffer	~15%

18-MONTH MILESTONES — MODELED FROM CURRENT INPUTS

6,000–9,000 organizations registered, from 2,100+ today.

10–15 foundation partners, from 3 paying today.

$500K–$1M revenue run-rate (modeled), bridged from ~$103K.

wefunder.com/kindora · docs drafted with Morrison & Foerster · modeled figures are estimates, not guarantees.

WHERE THIS GOES

The intelligence infrastructure the social sector *owns.*

The funder graph stays openly licensable to the agent economy. The community round makes the nonprofits we serve owners of the thing they rely on. Built to last decades, not to be flipped.

Kindora is a Delaware public benefit corporation. The mission is in the charter, not just the pitch.

hello@kindora.co

kindora.co · wefunder.com/kindora

Actuals, and a base case with its assumptions attached.

ACTUALS

- H1-2026: **$24.3K income** · net **-$55,722** · burn ≈ $9.3K/mo ($14.3K sales + $10K grants).
- Lifetime Stripe collections $16.8K (Feb–Jul 2026; monthly collections ~11× Feb→Jun).
- $42K donor-intelligence engagements delivered Q1 (contracted through True Steele, the founders' consultancy; the line is moving into Kindora PBC — disclosed as related-party).
- Enterprise signed: a major Bay Area philanthropy **$10,080/yr** (reconciled) · a national fellowship funder **$7,020/6-mo** (first payment in collection).

BASE CASE (MODELED; ESTIMATES, NOT GUARANTEES)

	H2-2026	2027	KEY ASSUMPTION
Recurring revenue (run-rate, exit)	$150–220K	$500K–$1M	Self-serve trend + 8–13 enterprise contracts at a modeled $10–50K, above today's $10–40K range
Gross margin (paying tiers)	positive	trending to ~85%	Model routing, caching, token-price deflation
Operating spend	~$25–35K/mo	~$45–55K/mo	3 GTM hires phased in post-close; no engineering hires
Runway	~24 months on the $1M raise		Modeled default-alive at the $1M ARR threshold

Blended margin negative today while free-tier serving dominates — deliberate (the free tier is distribution and mission in one line item). Reviewed financials file with our Form C.

RUNWAY BRIDGE — MODELED

The $1M raise funds a spend ramp of ~$25–35K/mo in H2-2026 (3 GTM hires phased in post-close) rising to ~$45–55K/mo in 2027, offset by collections on the $150–220K → $500K–$1M run-rate path — netting ~24 months of runway, reconciled with the 18-month milestones and the $1M ARR default-alive point. Opening cash, hire timing, and fully-loaded per-hire costs follow the DDQ model, available in diligence.

Early numbers, honestly counted.

Eight months of revenue history, stated as counts with denominators **— and what we won't quote yet.**

ACQUISITION & CONVERSION

$482 total on paid ads to date (LinkedIn boost experiments, Mar–Jun 2026) — no paid channel drives growth. Real cost = founder time + free-tier serving.

4.5% free→paid conversion (96 direct-paying orgs / 2,114 registered, as of Aug 25) — at benchmark for self-serve freemium (3–5% good), with sales-assist headroom.

Paid channels: only small boost experiments so far — a **funded experiment** in this raise, with kill criteria.

RETENTION, AS COUNTS

113 organizations have ever paid (first payment Dec 2025). **85% lifetime logo retention to date** — 96 of 113 ever-paying orgs remain active (17 left); cohorts span 1–8 months of age. Cohort table with cell counts in the appendix — no annualized rate at this n.

REVENUE BY LINE — NEVER SUMMED AS ONE NUMBER

Direct self-serve	$61,620 run-rate	recurring
Signed enterprise	$10,080 + $14,040 run-rate	recurring, funder-pays
Services	$42K delivered	one-time, reported separately

MARGIN & BURN, BY DESIGN

H1-2026 actuals: $24.3K income · $55,722 net burn — founder-financed pre-raise, details in A1.

Paying-tier gross margin is positive; services run 75–80%.

Blended margin negative on purpose: free-tier inference is the acquisition budget; bridge to 60%+ = routing, caching, token-price deflation.

Burn multiple ≈ 1.0 — $55,722 net burn vs ~$55.3K net-new ARR run-rate (self-serve + the first funder contract; the second signed in H2, excluded). The amazing/great boundary on Sacks' scale.

FUNDER-PAYS, PER SEAT

2 signed contracts + 1 self-serve sponsor purchase · 51 committed seats · $39–42/seat/mo · one contract onboards 20–80 orgs.

TOO EARLY TO QUOTE

LTV, LTV:CAC, NRR, annualized churn — at n=113 these would be projections dressed as data. Watching: cohort curves, expansion events, seat activation. What a three-to-four-year customer is worth is exactly the question — we'll quote it when the cohorts are old enough to answer it.

Retention with the cell counts shown (Aug 11 vintage).

Counts, not annualized rates — the base is 8 months old. Aug 11 payment-verified pull; the Aug 25 refresh (113 ever paid, 96 active) is on slide 5 and A2, with per-cohort splits not yet re-derived.

PAYER COHORTS — ORGS BY MONTH OF FIRST SUCCESSFUL SUBSCRIPTION PAYMENT

COHORT	STARTED	STILL ACTIVE	RETAINED	AGE
Dec 2025	3	3	100% (3/3)	8 mo
Jan 2026	2	2	100% (2/2)	7 mo
Feb 2026	7	6	86% (6/7)	6 mo
Mar 2026	8	5	63% (5/8)	5 mo
Apr 2026	14	12	86% (12/14)	4 mo
May 2026	19	15	79% (15/19)	3 mo
Jun 2026	31	25	81% (25/31)	2 mo
Jul 2026	13	12	92% (12/13)	1 mo
Aug 2026	8	8	too young	<1 mo
Total	**105**	**88**	**84% lifetime to date**	

Every cell shows its n. The oldest cohorts (Dec–Jan) are fully retained after 7–8 months. We quote counts, not annualized rates — the base is young and rates at this n would be projections.

The comparison, including the real status quo.

	INSTRUMENTL	GRANTSTATION	PROSPECT RESEARCH (IWAVE, DONORSEARCH)	GOODSTACK	GENERIC AI + SHEETS	KINDORA
Live opportunity freshness	990 profiles + 36K+ active RFPs	Curated lists, newsletters	Wealth screens — no opportunities	990-filer dump + 20K-grant index	Web search — user verifies status	**90K+ funder sites monitored · rolling re-crawl**
Price to a $400K org	$299–999/mo, annual billing	A few hundred $/yr	From $4.5K to tens of thousands/yr	$20–299/mo (early access)	$0–20/mo + staff time	**$0–199/mo**
Integrated grant + donor workflow	Grants only	Grants only	Donors only	Grants only	Assembled by the user	**Both, on one data layer**
Source-grounded drafting	AI drafting — past proposals + 990 insights	—	Add-on writer — not funder-grounded	AI writer — uploaded docs	Depends on sources supplied	**Grounded in current funder sources, cited**
Funder-pays distribution	—	Discounted bulk memberships (VPP)	—	—	—	**3 funders paying — 2 contracts + checkout purchase**
Agent access & controls	Claude connector (subscribers)	—	—	Platform API — no agent surface	General-purpose — no fundraising workflow	**Claude + ChatGPT connectors · metered API · approval queue**

Incumbents have brand and integrations. Our bet: fresher data, one grant-and-donor workflow, sector pricing, and enterprise contracts built around grantee cohorts.

APPENDIX A5 · DATA STEWARDSHIP

We hold sensitive data for small orgs. Here's the line.

- **Tenant isolation:** every customer's donor and CRM data is scoped to their organization — enforced at the database layer, not just the app.
- **No training on customer data:** enterprise AI APIs only; customer data never trains our providers' base models.
- **Rights plumbing is live:** a public privacy-rights portal (opt-out, delete, access), a suppression registry, and do-not-enrich enforcement at the data layer.
- **Written into contracts:** these rules ship in our enterprise agreements and on kindora.co/trust.

APPENDIX A6 · RISKS

The risks we'd ask about, named first.

The same list our board sees — we'd rather have these conversations before diligence than after.

- **Founder concentration:** one operating founder builds and sells. Mitigation: this raise funds the first GTM hires; product needs no engineering hires for the plan.
- **Platform dependence:** the Claude marketplace channel is young and not ours. Mitigation: it's one of four channels; the data layer is channel-independent.
- **Enterprise concentration:** two signed funder contracts. Mitigation: seats diversify across 50 end organizations; pipeline shown to anchors on request.
- **Young revenue base:** 8 months of history; projections carry that uncertainty. Mitigation: counts-with-denominators reporting, reviewed financials in Form C.
- **Return depends on revenue, not an exit:** if we stay independent, the 1.5× revenue share is the return path. Stated plainly on the ask slide.
- **More applications could bury funders:** if AI simply helps everyone submit more, the sector is worse off. We built the brake before the accelerator — Kindora suppresses low-fit matches and tells an organization when it isn't a fit, instead of maximizing applications. Our bet is that the problem was visibility, not volume, and we're measuring how funders actually respond as usage grows.

Three outcomes. A path back in each.

A standard post-money SAFE plus a capped revenue share — most startup investments have one way to pay you; this one has two.

IF KINDORA…	YOUR SAFE	YOUR REVENUE SHARE
Raises a priced round	Converts at your cap	Carries forward, or company buys out remaining cap
Is acquired	Participates at your cap	Paid out or terminates
Stays independent	3-year optional conversion to Class A common	Your pro rata share of a 3% gross-revenue pool after $1M ARR, paid quarterly until you receive 1.5× your investment

Instrument: Wefunder standard SAFE + Revenue Share template, customized by Morrison & Foerster (payment start tied to $1M ARR, not the calendar). SPV holds Reg CF investors as one cap-table line; Reg D checks sign directly.

TIME TO THE 1.5× CAP — MODELED, NOT PROMISED

The arithmetic: a $1M pool capped at 1.5× returns $1.5M = 3% of **$50M cumulative revenue** after the $1M ARR trigger (a $2M pool needs $100M). Modeled from investment, assuming the trigger is reached in ~2 years: base case (revenue compounding ~60%/yr from $1M) reaches the cap in roughly **9–10 years** on a $1M pool, ~10–11 on $2M; a slow case (~25%/yr) in roughly **13–15 years** on $1M, ~16–17 on $2M. Faster growth shortens it; the SAFE's conversion paths run in parallel the whole time. Modeled outcomes, not guarantees. And the floor, stated plainly: if we never pass $1M ARR, the revenue share never activates and the SAFE is the only path back.

WHAT A CHECK BUYS

A post-money SAFE fixes your ownership at signing: **$10,000 at the $10M cap is 0.1% of the company**, and other investors in this round don't dilute it. A later priced round or option pool does. The 1.5× cap applies only to the revenue share — **the SAFE's equity upside is uncapped, on purpose**.

APPENDIX A8 · WHERE DAFS FIT

$328B in donor-advised funds — reachable through the right doors.

- DAF assets are up 4.6× in a decade to **$328B**; last year $90.6B flowed in against $64.6B granted out.
- **The investment path is real:** sponsors like ImpactAssets and Impact Foundation let DAF holders invest directly in private companies ($25K minimums). A holder at any sponsor can grant into one of these platforms and invest from there — no permission from their home sponsor required.
- Kindora's instrument was designed for exactly this lane: mission-locked, revenue-returning, PBC charter — **the artifact these sponsors' diligence actually checks.**

Data as of Aug 28, 2026 · DAF Research Collaborative 2025 · 4.6× computed from NPT historical data (FY2014 baseline ~$70.7B)

Kindora PBC
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

For the Six Months Ended June 30, 2026 and the Period from July 15, 2025 (Inception) through December 31, 2025

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Kindora PBC Management

We have reviewed the accompanying financial statements of Kindora PBC (the Company) which comprise the balance sheets as of December 31, 2025 and June 30, 2026 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the period ended December 31, 2025 and June 30, 2026, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our conclusion is not modified with respect to the matter.

RNB Capital LLC

Tavares, FL

September 15, 2026

KINDORA PBC
BALANCE SHEET

		As of June 30, 2026	As of December 31, 2025
ASSETS			
Current Assets:			
Cash & Cash Equivalents	$	27,853	7,842
Total Current Assets		27,853	7,842
Non-Current Assets:			
Intangible Assets - net		34,000	38,000
Total Non-Current Assets		34,000	38,000
TOTAL ASSETS	$	61,853	45,842
LIABILITIES AND EQUITY			
Current Liabilities:			
Credit Card Payable	$	15,726	-
Deferred Revenue		17,540	-
Total Current Liabilities		33,266	-
Non-Current Liabilities:			
Notes Payable - Related Parties		91,000	90,000
Accrued Interest		1,434	435
Total Non-Current Liabilities		92,434	90,435
TOTAL LIABILITIES	$	125,700	90,435
EQUITY			
Common Stock	$	80	80
Additional Paid-In Capital		2,267	54
SAFE Agreements		50,000	-
Accumulated Deficit		(116,194)	(44,727)
TOTAL EQUITY	$	(63,847)	(44,593)
TOTAL LIABILITIES AND EQUITY	$	61,853	45,842

See Accompanying Notes to these Unaudited Financial Statements

KINDORA PBC
STATEMENT OF OPERATIONS

		For the six months ended 6/30/2026	For the period from inception (7/15/2025) through 12/31/2025
Revenues			
Sales	$	6,021	817
Total Revenues	$	6,021	817
Operating Expenses			
Software and Technology Infrastructure	$	46,513	38,515
General & Administrative		35,953	4,381
Advertising & Marketing		482	297
Amortization Expense		4,000	2,000
Total Operating Expenses		**86,948**	**45,193**
Total Loss from Operations	$	**(80,927)**	**(44,376)**
Other Income (Expense)			
Grant Revenue	$	10,000	-
Other Miscellaneous Income		459	84
Interest Expense		(999)	(435)
Total Other Income (Expense)		**9,460**	**(351)**
Net Income (Loss)	$	**(71,467)**	**(44,727)**

See Accompanying Notes to these Unaudited Financial Statements

KINDORA PBC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock					
	# of Shares	$ Amount	SAFE Agreements	APIC	Accumulated Deficit	Total Shareholders' Equity
Balance at Inception 7/15/2025	-	-	-	-	-	-
Issuance of Common Stock	8,000,000	80	-	54	-	134
Net income (loss)	-	-	-	-	(44,727)	(44,727)
Ending balance at 12/31/25	8,000,000	80	-	54	(44,727)	(44,593)
Issuance of SAFE	-	-	50,000	-	-	50,000
Founder Contribution	-	-	-	2,213	-	2,213
Net income (loss)	-	-	-	-	(71,467)	(71,467)
Ending balance at 6/30/26	8,000,000	80	50,000	2,267	(116,194)	(63,847)

See Accompanying Notes to these Unaudited Financial Statements

KINDORA PBC
STATEMENT OF CASH FLOWS

		For the six months ended 6/30/2026	For the period from inception (7/15/2025) through 12/31/2025
OPERATING ACTIVITIES			
Net Loss	$	(71,467)	(44,727)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Amortization Expense		4,000	2,000
Non-cash expenses paid by related parties		2,213	-
Credit Card Payable		15,726	-
Accrued Interest		999	435
Deferred Revenue		17,540	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		40,478	2,435
Net Cash used in Operating Activities	$	(30,989)	(42,292)
INVESTING ACTIVITIES			
Net Cash provided by (used in) Investing Activities	$	-	-
FINANCING ACTIVITIES			
Proceeds from Notes Payable — Related Parties	$	1,000	50,000
Proceeds from Issuance of Common Stock		-	80
Additional Paid-In Capital (Cash Contributions)		-	54
Proceeds from SAFE Agreements		50,000	-
Net Cash provided by Financing Activities	$	51,000	50,134
Cash at the beginning of period		7,842	-
Net Cash increase for period	$	20,011	7,842
Cash at end of period	$	27,853	7,842

Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Interest	-	-
Income taxes	-	-

Supplemental Disclosures of NonCash Investing and Financing Activities		
Non-cash acquisition of intangible assets financed via related-party note payable		40,000
Operating expenses paid by co-founder recognized as capital contributions (APIC)	2,213	

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Kindora PBC ("the Company") was formed in Delaware as a public benefit corporation on July 15, 2025. The Company generates revenue using an AI-powered fundraising intelligence software platform combined with white-glove research and advisory services to democratize philanthropic giving for under-resourced nonprofit organizations and foundations. The Company's principal place of business is in Oakland, California. The Company's customers are located primarily in the United States.

The Company plans to conduct a crowdfunding campaign under Regulation CF in 2026 to raise operating capital.

Risks & Uncertainties:

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

The Company operates in a highly dynamic, early-stage sector and is subject to various risks and uncertainties common to technology enterprises. The preparation of financial statements in conformity with U.S. GAAP requires management to make significant estimates under ASC 275, which affect the reported amounts of assets, liabilities, and disclosures. These estimations include the valuation of equity-linked instruments such as the Camelback post-money SAFE and common stock warrant, as well as revenue recognition patterns for prepaid software licenses under ASC 606. Additionally, the Company is subject to several significant concentrations, including a high technical dependency on third-party APIs and third-party artificial intelligence infrastructure providers for its core platform, and a sector concentration within the US nonprofit and philanthropic foundation markets, which exposes its subscription and advisory revenues to fluctuations in general charitable giving. Furthermore, the Company's liquidity is tightly constrained, with a low cash position maintained primarily at a single financial institution, making the Company vulnerable to concentrations of credit risk and heavily dependent on the successful execution of its active Wefunder Regulation Crowdfunding (Reg CF) campaign to support ongoing operations, extend its runway, and satisfy deferred operating liabilities.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses since inception and may continue to generate losses.

Management has evaluated these conditions and identified several factors and mitigants that support the Company's liquidity and ongoing operations:

Debt Structure and Maturities: The Company has no third-party debt. The existing promissory notes are not due until the earlier of a $1,000,000 preferred equity financing, a change of control, or September 27, 2028.

Management Control Over Cash Outflows: Founder compensation represents a significant controllable cash outflow. Management has suspended this compensation and retains the ability to defer or adjust future compensation as necessary to conserve cash.

Operational Revenue: The Company maintains a live, commercialized product with active paying customers and expanded its commercial base by executing a second enterprise agreement in July 2026.

Capital Resources and Future Financing Plans: In April 2026, the Company received $50,000 in funding from a Simple Agreement for Future Equity (SAFE). To meet ongoing capital requirements, management is actively pursuing a Regulation Crowdfunding (Reg CF) offering. This offering represents a plan in progress and is not currently a committed source of liquidity.

Management believes its ability to control key expenses, combined with revenue growth and planned capital-raising efforts, will enable the Company to fund operations. However, there can be no guarantee that management's plans will be successful or that required additional capital will be available on acceptable terms, if at all. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists; therefore, developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of June 30, 2026.

Intangible Assets

Intangible Assets (ASC 350) Intangible assets acquired separately are capitalized at historical cost at the date of acquisition. Acquired intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives. The Company evaluates the carrying value of long-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable under ASC 360. No impairment losses have been recognized for the periods ended December 31, 2025, or June 30, 2026.

On September 27, 2025, the Company entered into an Asset Purchase Agreement with True Steele, LLC, a related-party entity wholly owned by the Company's CEO, to acquire the "Kindora Platform" software source code and database architectures. The total transaction value was $40,000.00, financed via a long-term, related-party promissory note payable. Because the CEO holds a 50% voting interest in Kindora PBC, the transaction does not meet the requirements for common-control restructuring under ASC 805-50. Accordingly, the intellectual property is capitalized as a finite-lived intangible asset at its transaction cost basis of $40,000.00.

The asset is amortized over an estimated useful life of 5 years (60 months), which represents management's estimate of the period over which the asset is expected to generate future economic benefits based on its design, underlying technology architecture, and intended operational life within the Company's platform.

Intangible assets consisted of the following as of December 31, 2025, and June 30, 2026:

Asset	Useful Life in Years	2026	2025
Intellectual Property	5	40,000	40,000
Less Accumulated Amortization		(6,000)	(2,000)
Totals		**34,000**	**38,000**

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $27,853 and $7,842 in cash as of June 30, 2026 and December 31, 2025, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue from Contracts with Customers" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company recognizes revenue in accordance with ASC 606 (Revenue from Contracts with Customers) when control of the promised software access or advisory services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those products or services. To satisfy the operational and strategic fundraising needs of its client base within the nonprofit and philanthropic sectors, the Company derives its revenues from three principal operating streams:

Software Subscriptions

The Company generates revenues by selling self-serve software subscriptions to nonprofit organizations and fundraising professionals who are looking to identify and secure philanthropic funding, find funders, write grant applications, and surface their best donors. The Company's payments are generally collected at the time of service or initiation of services via credit card through Stripe. The Company's primary performance obligation is to maintain an acceptable level of software uptime and platform access for users over the subscription period, which is typically billed monthly or annually and revenue is recognized over the life of the subscription as performance obligations are satisfied.

Enterprise Contracts

The Company generates revenues by selling customized, multi-seat enterprise software licenses to philanthropic foundations and larger nonprofit organizations who are looking to scale platform access across their development and grantmaking teams. The Company's payments are generally collected in advance of the license term via ACH transfer. The Company's primary performance obligation is to provide a specified number of platform user seats and maintain an acceptable level of software uptime over the license period, which is twelve months, and revenue is recognized straight-line over the life of the contract as performance obligations are satisfied.

Donor-Intelligence Consulting

The Company generates revenues by selling high-touch donor intelligence research and strategic advisory consulting services to under-resourced nonprofit organizations and philanthropic foundations who are looking to optimize donor lists, execute strategic fundraising sprints, and build funding pipelines. The Company's payments are generally collected at the initiation of service or in installments upon milestone delivery via ACH bank transfer. The Company's primary performance obligation is to deliver specialized fundraising intelligence sprints, contact database enrichments, and strategic advisory hours over the engagement period, which typically spans two to six months, and revenue is recognized over the contract term or upon delivery of milestones as performance obligations are satisfied.

Deferred Revenue

As of June 30, 2026, deferred revenue on the Balance Sheet totaled $17,540, consisting of $9,240 from an enterprise license contract and $8,300 from self-serve software subscriptions.

The enterprise license, entered into in June 2026, provides platform user seats over a twelve-month term. This prepaid fee is recognized on a straight-line basis over the performance period, leaving a remaining balance of $9,240 to be fully recognized through May 31, 2027.

The Company offers self-serve software subscriptions under both monthly and annual plans, which are billed in advance and recognized ratably over their respective subscription terms. As of June 30, 2026, deferred revenue for self-serve subscriptions comprised approximately $6,300 from annual plans and $2,000 from monthly plans. No deferred revenue for self-serve subscriptions was recorded as of December 31, 2025.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

Software and Technology Infrastructure

Software and technology infrastructure costs include platform development, contracted software engineering, third-party AI infrastructure, and API processing fees. These costs are recognized as expensed when incurred.

General and Administrative

General and Administrative expenses support the Company's daily operations, and are expensed as incurred. These expenses primarily comprise compensation and benefits, professional fees, travel, related-party health insurance reimbursements, software and subscriptions, and general office expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees and nonemployees in accordance with ASC 718, Compensation - Stock Compensation. Under ASC 718, share-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the requisite vesting period.

There is no viable public market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value of the underlying common stock to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to the sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding stock-based compensation expense is negligible for the periods presented.

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value in $
Outstanding at July 15, 2025	-	-	-	-
Grants	-	-	-	-
Exercised	-	-	-	-
Canceled	-	-	-	-
Outstanding at December 31, 2025	-	-	-	-
Grants	62,500	0.01	10	-
Exercised	-	-	-	-
Canceled	-	-	-	-
Outstanding at June 30, 2026	62,500	0.01	10	-

Warrants:

The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity, and ASC 815-40, Derivatives and Hedging - Contracts in Entity's Own Equity, depending on the specific terms of the warrant agreement.

Outstanding warrants do not contain cash settlement provisions, anti-dilution down-round protection, or mandatory redemption features; therefore, the Company classifies them as equity within additional paid-in capital. Warrants issued in exchange for services are accounted for under ASC 718, Compensation—Stock Compensation, and measured at grant-date fair value. Management considers the stock-based compensation expense associated with warrants for the periods presented to be negligible.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes*, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

As of December 31, 2025, the Company had federal and state net operating loss (NOL) carryforwards of approximately $43,567, based on its filed 2025 tax return. The difference between the 2025 tax NOL ($43,567) and the 2025 financial statement net loss ($44,727) represents temporary book-tax differences primarily arising from Section 197 intangible asset amortization. Federal NOLs generated after December 31, 2017, carry forward indefinitely but are limited to 80% of taxable income in the year of utilization. The utilization of these net operating loss carryforwards may be subject to an annual limitation under Section 382 of the Internal Revenue Code, as well as similar state provisions.

The Company is subject to U.S. federal and state income taxes. For the six months ended June 30, 2026, no provision for income taxes was recorded, as the Company generated net operating losses and maintains a full valuation allowance against its net deferred tax assets due to the uncertainty of future realization. The Company recognizes accrued interest and penalties related to uncertain tax positions as a component of income tax expense, if applicable.

Management has evaluated the Company's tax positions in accordance with ASC 740 and concluded that there are no uncertain tax positions requiring accrual or disclosure in the financial statements as of June 30, 2026.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Software Platform Intellectual Property Acquisition

On September 27, 2025, the Company acquired the "Kindora Platform" IP from True Steele LLC for a Purchase Price of $40,000. This transaction is recorded as a long-term Related-Party Note Payable. No interest is due on this principal unless the Company defaults by the "Outside Date" of September 27, 2028, at which point a 12% default rate applies.

Related-Party Promissory Notes Payable

On September 27, 2025, the Board of Directors approved the authorization and issuance of unsecured, non-subordinated promissory notes to the co-founders to document personal cash advances to fund early operating activities. The details will be further discussed in Note 5.

Related-Party Subscription Revenue

During the six months ended June 30, 2026, the Company recognized $1,263 in subscription revenue from True Steele, LLC, an entity wholly owned by the Company's Chief Executive Officer, for software platform services purchased at standard published rates. No revenue was earned from this related party for the period ended December 31, 2025.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or aware of any pending or threatened litigation against it or any of its officers. Additionally, the Company is not aware of any instances of regulatory non-compliance that would have a material effect on its financial position or results of operations. Other than the ordinary-course operational covenants described below, the Company has no long-term commitments or guarantees.

Operational Covenants

The Company is subject to ordinary-course operational commitments through its ISV integration with Blackbaud. These include the requirement to maintain a comprehensive written information security program (WISP), provide ongoing support for integrated users, and pay applicable API connection fees. These fees are recognized as operating expenses as incurred.

NOTE 5 – LIABILITIES AND DEBT

Justin Steele (CEO) Promissory Note

A credit facility in an aggregate principal amount of up to $100,000. The outstanding drawn principal bears simple interest at 4.0% per annum. Principal draws on the note totaled $25,000 as of December 31, 2025, and $26,000 as of June 30, 2026.

Karibu Nyaggah (Co-Founder) Promissory Note

A credit facility in an aggregate principal amount of up to $25,000. The outstanding drawn principal bears simple interest at 4.0% per annum. Principal draws on the note were fully drawn at $25,000 as of December 31, 2025, and remained outstanding at $25,000 as of June 30, 2026.

Both notes mature on the earliest of: (i) the third anniversary of the notes (September 27, 2028), (ii) the closing of a preferred equity financing round yielding aggregate proceeds of not less than $1,000,000, or (iii) a Change of Control transaction. The accrued interest on both loans totaled $1,434 as of June 30, 2026 and $435 as of December 31, 2025.

Related Party Intellectual Property Note

An unsecured, non-interest-bearing related-party promissory note in an aggregate principal amount of $40,000 issued to True Steele, LLC (an entity wholly owned by the Company's CEO) for the purchase of proprietary platform technology. Principal balances were fully outstanding at $40,000 as of December 31, 2025, and remained outstanding at $40,000 as of June 30, 2026. The note requires financing-based installment payments equal to the lesser of the remaining balance or 5.0% of net proceeds from any future equity or debt financing, with an outside maturity date of September 27, 2028. If unpaid at maturity, the remaining principal default-accrues simple interest at 12.0% per annum.

Outstanding related-party notes payable consisted of the following as of June 30, 2026, and December 31, 2025:

Lender Name	Maximum Facility Amount	Principal Balance Outstanding as of June 30, 2026.	Principal Balance Outstanding as of December 31, 2025
Justin Steele	$100,000	$26,000	$25,000

Karibu Nyaggah	$25,000	$25,000	$25,000
Intellectual Property Note	$40,000	$40,000	$40,000
Total	**$165,000**	**$91,000**	**$90,000**

Debt Principal Maturities 5 Years Subsequent to 2025

	Grand Total
2027	-
2028	91,000
2029	-
2030	-
2031 and Beyond	-
Totals	**91,000**

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with a par value of $0.00001 per share. 8,000,000 shares were issued and outstanding as of June 30, 2026.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

Simple Agreements for Future Equity (SAFE)

During the period ended June 30, 2026, the Company entered into a SAFE agreement (Simple Agreement for Future Equity) with a third party totaling $50,000. The SAFE agreement has no maturity date and bears no interest. The agreement provides the right of the investor to convert into future equity in the Company upon the occurrence of a qualifying equity financing or change of control event.

Under the terms of the instrument, the conversion price is equal to the lower of a price determined by an $8,000,000 post-money valuation cap or 80% of the price per share paid by new investors in a qualifying financing (equivalent to a 20% discount).

The total carrying value of outstanding SAFEs classified within equity was $50,000 and $0 as of June 30, 2026, and December 31, 2025, respectively.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to June 30, 2026 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 15, 2026, the date these financial statements were available to be issued.

Subsequent Co-Founder Separation & Capital Restructuring

In July 2026, co-founder Karibu Nyaggah transitioned from his operating roles as President, CPO, and COO, and resigned from the Board of Directors, to become a Strategic Advisor. The separation was executed on July 28, 2026, alongside an amendment to the Certificate of Incorporation implementing a dual-class common stock structure.

Under the terms of the separation and the repurchase rights contained in the August 5, 2025 Restricted Stock Purchase Agreements, the Company repurchased 3,100,000 unvested common shares from Mr. Nyaggah at the original par value of $0.00001 per share for an aggregate cash payment of $31.00. The Company approved the vesting acceleration of 300,000 shares, allowing Mr. Nyaggah to retain 900,000 Class A common shares (representing 600,000 shares originally vested at issuance on August 5, 2025, and the 300,000 accelerated shares). His outstanding related-party promissory note of $25,000 was explicitly excluded from the release terms of the separation agreement and remained outstanding on its original terms at the time of execution.

Following the repurchase, 4,900,000 shares are outstanding, comprising 4,000,000 shares of Class B common stock held by the Chief Executive Officer and 900,000 shares of Class A common stock held by Mr. Nyaggah. Class B carries ten (10) votes per share and Class A one (1) vote per share, and voting control accordingly rests with the Chief Executive Officer. Authorized capital consists of 10,000,000 Class A and 4,900,000 Class B shares, each at $0.00001 par value.

Subsequent Related-Party Debt Draws

Subsequent to the balance sheet date of June 30, 2026, the Company drew additional cash principal under the unsecured $100,000.00 founder promissory note facility held by Chief Executive Officer, Justin Steele. Specifically, the CEO advanced $5,000.00 on July 22, 2026, and an additional $10,000.00 on August 7, 2026. These subsequent draws increase the outstanding principal balance under this facility from $26,000.00 (as of June 30, 2026) to $41,000.00 as of the disclosure date. The note continues to bear simple interest at 4.0% per annum and remains repayable in cash only upon the closing of a qualified equity or debt financing round yielding net proceeds of $1,000,000.00 or more.

Amendment to Related-Party Promissory Note

On August 13, 2026, the Company and Mr. Nyaggah entered into a First Amendment to Promissory Note. The amendment increased the credit facility's principal limit from $25,000 to $30,000 and formally ratified $2,213 in early hosting, legal, and operational expenses paid personally by Mr. Nyaggah prior to the opening of corporate bank accounts as valid principal debt draws, bringing the outstanding principal note balance to $27,213.

This $2,213 amount, which was recognized as a capital contribution within additional paid-in capital as of June 30, 2026, was reclassified to notes payable – related parties upon execution of the August 2026 amendment. Additionally, the lender formally waived any historical default arising from the note exceeding its original $25,000 limit on December 24, 2025. These debt and interest obligations remain outstanding at 4.0% simple interest per annum.

Executive Compensation and Benefit Suspensions

In July 2026, the Company suspended the Chief Executive Officer's cash compensation to conserve operating liquidity. Compensation earned by the Chief Executive Officer through the effective date of the suspension and ongoing health reimbursement obligations under the Company's Individual Coverage Health Reimbursement Arrangement (ICHRA) are being accrued in the third quarter of 2026 and are not reflected in the balance sheet as of June 30, 2026. Any future catch-up compensation remains discretionary and has not been accrued.

Subsequent Customer Contract

In July 2026, the Company entered into a 6-month agreement effective August 1, 2026, to provide multi-seat enterprise software licenses. The contract provides for total revenues of $7,020 over the initial 6-month term and includes an automatic 12-month renewal provision upon expiration.

LIMITED LIABILITY COMPANY AGREEMENT

of Wefunder SPV, LLC

THIS LIMITED LIABILITY COMPANY AGREEMENT, dated as of March 15, 2021, is entered into by and among (i) Wefunder Admin, LLC, a Delaware limited liability company, as manager of the Company (the "*Manager*") and with respect to one or more Series (as defined below), including the Series the terms of which are set forth in Exhibit A, and (ii) Wefunder, Inc., a Delaware corporation, as the initial Member (the "*Initial Member*") of the Series the terms of which are set forth in Exhibit A, together with any other Persons who become Members in the Company associated with any Series or the Company generally as provided herein.

WHEREAS, the parties hereto have determined to establish and designate separate series of limited liability company interests and related assets and liabilities of the Company in accordance with Section 18-215 of the Delaware Act;

NOW, THEREFORE, in consideration of the covenants, conditions and agreementscontained herein, the parties hereto do hereby agree as follows:

ARTICLE I: DEFINITIONS

Section 1.1 *Definitions.*

The following definitions shall be for all purposes, unless otherwise clearly indicated tothe contrary, applied to the terms used in this Agreement.

"*Adjusted Capital Account*" means the Capital Account maintained for a Member with respect to a Series, (i) increased by any amounts that such Member is obligated to restore or is treated as obligated to restore under Treasury Regulation Sections 1.704-1(b)(2)(ii)(c), 1.704- 2(g)(1) and 1.704-2(i)(5) and (ii) decreased by any amounts described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6) with respect to such Member.

"*Affiliate*" means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with the Person in question. As used herein, the term "control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

"*Agreed Value*" of property contributed by a Member to the Company with respect to a Series means the fair market value of such property or other consideration at the time of contribution as reasonably determined by the Manager. The Manager shall use such method as it determines to be appropriate to allocate the aggregate Agreed

Value of properties contributed by a Member to the Company with respect to a Series in a single or integrated transaction amongeach separate property on a basis proportional to the fair market value of each contributed property.

"*Agreement*" means this Limited Liability Company Agreement of Wefunder SPV, LLC, including all exhibits hereto, as it may be amended, supplemented or restated from time to time.

"*Book Value*" means, with respect to any property associated with a Series, such property's adjusted basis for U.S. federal income tax purposes, except as follows:

(a) the initial Book Value of any property contributed by a Member to the Companywith respect to a Series shall be the Agreed Value of such property;

(b) the Book Values of all properties of a Series shall be adjusted to equal their respective fair market values as determined by the Manager in connection with (i) the acquisition of an interest in such Series by any new or existing Member in exchange for more than a *de minimis* capital contribution, (ii) the distribution to a Member of more than a *de minimis* amount of property of a Series as consideration for an interest in such Series, (iii) the grant of an interest in such Series (other than a *de minimis* interest) as consideration for the provision of services to or for the benefit of such Series by an existing Member acting in a Member capacity, or by a newMember acting in a Member capacity or in anticipation of becoming a Member, (iv) the liquidation of the Company or any Series within the meaning of Treasury Regulation Section 1.704-1(b)(2)(ii)(g)(1) (other than pursuant to Section 708(b)(1)(B) of the Code), or (v) any other event to the extent determined by the Manager to be necessary to properly reflect Book Values in accordance with the standards set forth in Treasury Regulation Section 1.704-1(b)(2)(iv)(q);

(c) the Book Value of any property of a Series distributed to a Member shall be the fair market value of such property as reasonably determined by the Manager; and

(d) the Book Values of all properties of a Series shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such property pursuant to Code Section 734(b) orCode Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts attributable to such Series pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m) and clause (f) of the definition of Profits and Losses or Section 6.1(b)(vii); *provided*, *however*, Book Value shall not be adjusted pursuant to this clause (d) to the extent the Manager reasonably determines that an adjustment pursuant to clause (b) hereof is necessary or appropriate in connection with the transaction that would otherwiseresult in an adjustment pursuant to this clause (d). If the Book Value of any property has been determined or adjusted pursuant to clauses (b) or (d) hereof, such Book Value shall thereafter be adjusted by the Depreciation taken into account with respect to such property for purposes of computing Profits and Losses and otheritems allocated pursuant to Article VI.

"Business Day" means Monday through Friday of each week, except that a legal holidayrecognized as such by the government of the United States of America or the State of Californiashall not be regarded as a Business Day.

"Capital Account" means the capital account maintained for a Member with respect to a Series pursuant to Section 5.2.

"Capital Contribution" means, with respect to any Member, the amount of money and the Net Agreed Value of any property contributed by such Member to the Company with respect to a Series. Any reference in this Agreement to the Capital Contribution of a Member shall include its pro rata share of any Capital Contribution of its predecessors in interest.

"Certificate of Formation" means the Certificate of Formation of the Company filed with the Secretary of State of the State of Delaware on even date herewith as referenced in
Section 2.1, as such Certificate of Formation may be amended, supplemented or restated fromtime to time.

"Claims" has the meaning assigned to such term in Section 7.5(a).

"Code" means the U.S. Internal Revenue Code of 1986, as amended from time to time. All references herein to sections of the Code shall include any corresponding provision orprovisions of succeeding law.

"Commission" means the U.S. Securities and Exchange Commission.

"Company" means Wefunder SPV, LLC, a Delaware limited liability company, formed on even date herewith pursuant to the Delaware Act upon the filing of the Certificate of Formationin the office of the Secretary of State of the State of Delaware and the entry into of this Agreement.

"Company generally" means, with respect to the Company, the "limited liability company generally" as such phrase is used in Section 18-215 of the Delaware Act.

"Company Interest" means a limited liability company interest (within the meaning of theDelaware Act) in the Company generally, together with all of the rights, powers and preferences associated therewith hereunder, including the obligation to comply with the terms hereof.

"Damages" has the meaning assigned to such term in Section 7.5(a).

"Delaware Act" means the Delaware Limited Liability Company Act, 6 Del C. Section 18-101, *et seq.*, as amended, supplemented or restated from time to time, and any successor to such statute.

"Depreciation" means, for each taxable year, an amount equal to the depreciation, amortization or other cost recovery deduction allowable for U.S. federal

income tax purposes with respect to property for such taxable year, except that with respect to any property the BookValue of which differs from its adjusted tax basis for U.S. federal income tax purposes,

Depreciation for such taxable year shall be the amount of book basis recovered for such taxableyear under the rules prescribed by Treasury Regulation Section 1.704-3(d)(2).

"*Economic Risk of Loss*" has the meaning assigned to such term in Treasury RegulationSection 1.752-2(a).

"*Entity*" means a corporation, firm, limited liability company, partnership (general or limited), joint venture, trust, business trust, unincorporated organization, cooperative, associationor other legal entity.

"*Indebtedness*" means (a) debt for money borrowed and similar monetary obligations evidenced by bonds (excluding surety and performance bonds), notes, debentures or other similar instruments, (b) reimbursement obligations with respect to letters of credit and (c) guaranties, endorsements and other contingent obligations whether direct or indirect in respect of liabilities of others of any of the types described in clauses (a) and (b) above (other than endorsements for collection or deposit in the ordinary course of business). For the avoidance of doubt, the term "Indebtedness" excludes trade accounts payable in the ordinary course of business.

"*Indemnified Series*" has the meaning assigned to such term in Section 7.6.

"*Indemnifying Series*" has the meaning assigned to such term in Section 7.6.

"*Indemnitee*" means, with respect to a Series, (a) any Person who is or was a Manager of such Series or a Manager of the Company generally, (b) any Person who is or was a delegate ofany such Manager (including without limitation pursuant to Section 7.2 of this Agreement), (c) any Person who is or was an Affiliate of any such Manager or delegate, and (d) any Person who is or was a member, Member, director, officer, employee, fiduciary or trustee of any of the foregoing.

"*Initial Member*" means Wefunder, Inc.

"*Interest*" means a Company Interest or a Series Interest, as the context may require.

"*Liability*" means any debt, liability, expense or other obligation.

"*Liquidation Date*" means (a) in the case of an event giving rise to the dissolution of theCompany or termination of a Series of the type described in Sections 11.1(a)(iv), 11.1(a)(v) or 11.2(a)(iv), the date on which the applicable time period during which the Members have the right to elect to continue the business of the Company or Series, as applicable, has expired without such an election being made and (b) in the case

of any other event giving rise to the dissolution of the Company or termination of a Series, the date on which such event occurs.

"*Manager*" means Wefunder Admin, LLC, in its capacity as manager (within the meaning of the Delaware Act) of the Company, and any successor in interest, and, with respect to a Series, the related Series Manager.

"*Majority in Interest*" means, with respect to a Series, one or more Members of such Series holding Interests in such Series that in the aggregate exceed fifty percent (50%) of all Percentage Interests owned by Members of such Series.

"*Member*" means any Member of any Series or of the Company generally, as the context may require.

"*Member Nonrecourse Debt*" has the meaning assigned to the term "partner nonrecourse debt" in Treasury Regulation Section 1.704-2(b)(4).

"*Member Nonrecourse Debt Minimum Gain*" has the meaning assigned to "partnernonrecourse debt minimum gain in Treasury Regulation Section 1.704-2(i)(2).

"*Member Nonrecourse Deductions*" has the meaning assigned to "partner nonrecourse deductions" in Treasury Regulation Section 1.704-2(i)(1).

"*Members*" means: (i) with respect to the Company, each Member of each Series; and (ii)with respect to a Series, the related Series Manager (or Series Managers) and the related Series Members.

"*Minimum Gain*" has the meaning assigned to the term "partnership minimum gain" in Treasury Regulation Section 1.704-2(d).

"*Net Agreed Value*" means, (a) in the case of any property contributed by a Member to the Company with respect to a Series, the Agreed Value of such property reduced by any liabilities either assumed by such Series upon such contribution or to which such property is subject when contributed and (b) in the case of any property of a Series distributed to a Member, the Book Value of such property at the time such property is distributed, reduced by any indebtedness either assumed by such Member upon such distribution or to which such property issubject at the time of distribution, in either case, as determined under Section 752 of the Code.

"*Nonrecourse Deductions*" has the meaning assigned to such term in Treasury RegulationSection 1.704-2(b).

"*Percentage Interest*" means, with respect to any Member of a Series, the percentage of the Series Interests of the applicable Series held by such Member relative to the total outstanding Series Interests of such Series. The Percentage Interest of each Member with respect to each Series will be recorded in the books and records of the Manager and available for inspection by a Member upon reasonable request. Unless otherwise determined by the Manager of the relevant Series, the Percentage Interests of

the Members of any Series shall be adjusted as follows immediately following (i) the admission of any Person as a new Member of such Series or (ii) any Capital Contribution to such Series that is not Pro Rata among the Members of such Series, to reflect the quotient, expressed as a percentage, obtained by dividing (A) such Member's Capital Account balance with respect to such Series by (B) the sum of all Members 'Capital Account balances with respect to such Series, in each case, taking into account any prior adjustments pursuant to clause (a) of this definition. Upon the adjustment of the Percentage Interests in the manner set forth in this definition,the books and records of the Manager will be updated to reflect such adjusted Percentage Interests. The Percentage Interest of any Member of the Company generally shall at all times be zero.

"*Permitted Transferee*" means, with respect to any Person, an Affiliate of such Person; provided that the term "Permitted Transferee" shall not include any Affiliate that, at the date of determination, such Person or any of its Affiliates intends or expects to sell, assign, exchange orotherwise cease to own or control.

"*Person*" means an individual, Entity or government agency or political subdivisionthereof.

"*Pro Rata*" means apportioned among all Members of a particular Series in accordance with their relative Percentage Interests in such Series.

"*Profits*" or "*Losses*" means, for each taxable year with respect to any Series, an amount equal to such Series' taxable income or loss for such taxable year, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments (without duplication):

(a) any income of such Series that is exempt from U.S. federal income tax and not otherwise taken into account in computing Profits and Losses pursuant to this definition of "Profits" and "Losses" shall be added to such taxable income or loss;

(b) any expenditures of such Series described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulation Section 1.704- 1(b)(2)(iv)(i) and not otherwise taken into account in computing Profits or Losses pursuant to this definition of "Profits" and "Losses" shall be subtracted from such taxable income or loss;

(c) in the event the Book Value of any asset is adjusted pursuant to clause (b) or clause (c) of the definition of Book Value, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the Book Value of the asset) or an item of loss (if the adjustment decreases the Book Value of the asset) from the disposition of such asset and shall be taken into account for purposes of computing Profits or Losses;

(d) gain or loss resulting from any disposition of property with respect to which gainor loss is recognized for U.S. federal income tax purposes shall be computed by reference to the Book Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Book Value;

(e) in lieu of the depreciation, amortization and other cost recovery deductions takeninto account in computing such taxable income or loss, there shall be taken into account Depreciation for such taxable year;

(f) to the extent an adjustment to the adjusted tax basis of any asset pursuant to Code Section 734(b) is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Account balances for such Series as a result of a distribution other than in liquidation of a Member's Series Interest with respect to such Series, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases thebasis of the asset) or an item of loss (if the adjustment decreases such basis) from the dispositionof such asset and shall be taken into account for purposes of computing Profits or Losses; and

(g) any items that are allocated pursuant to Sections 6.1(b) and 6.1(c) shall be determined by applying rules analogous to those set forth in clauses (a) through (g) hereof butshall not be taken into account in computing Profits and Losses.

"*Proportionate Share of Shared Liabilities*" has the meaning assigned to such term in Section 3.5(c).

"*Quarter*" means, unless the context requires otherwise, a fiscal quarter of the Company.

"*Regulatory Allocations*" means the allocations set forth in Sections 6.1(b).

"*Securities Act*" means the Securities Act of 1933, as amended, supplemented or restatedfrom time to time and any successor to such statute.

"*Series*" means any series of the Company established pursuant to this Agreement, the terms of which are as set forth in this Agreement and in the applicable Series Appendix for that Series.

"*Series Appendix*" means an appendix to this Agreement (including without limitation Exhibit A), which may but need not be in the form attached to this Agreement as Exhibit B, and which sets forth the terms applicable to one or more Series, and the Series Manager and the Members of that Series or those Series. The terms of each Series Appendix shall be established by the Manager, and may be amended from time to time by any Series Manager for that Series, in its sole discretion, except to the extent provided by this Agreement and the relevant Series Appendix. Notwithstanding anything in this Agreement to the contrary, if the terms of a Series Appendix conflict with the terms of this Agreement, the terms of the Series Appendix shall prevail with respect to the applicable Series.

"*Series Interest*" means a limited liability company interest (within the meaning of theDelaware Act) in a Series, together with all of the rights, powers and preferences associated therewith hereunder, including the obligation to comply with the terms hereof.

"*Series Manager*" means, with respect to each Series, the manager or managers (within the meaning of the Delaware Act) of that Series, as appointed from time to time by the Manager. For the sake of clarity, the Manager may be a Series Manager for one or more Series. The Manager may, in its sole discretion, appoint, terminate, and replace any Series Manager at any time and for any reason without the vote of any Members or other Series Managers.

"*Series Members*" means, with respect to each Series, the Members of that Series.

"*Shared Asset*" means an asset used by the Company or the Manager on behalf of the Company for the benefit of more than one Series.

"*Subsidiary*" means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directlyor indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general or limited partner of such partnership, but only if more than 50% of the partnership interests of such partnership (considering all of the partnership interests of the partnership as a single class) is owned, directlyor indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person, or a combination thereof or (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

"*Transfer*" means, with respect to any Interest, a transaction by which the holder of an Interest assigns such Interest to another Person, and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or merger orotherwise.

Section 1.2 *Construction.*

Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns,pronouns and verbs shall include the plural and vice versa; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; (c) the terms "include," "includes," "including" or words of like import shall be deemed to be followed by the words "without limitation"; and (d) the terms "hereof," "herein" or

"hereunder" refer to this Agreement as a whole and not to any particular provision of this Agreement. The headings contained in this Agreement are for reference purposes only, and shall not affect in any way the meaning or interpretation of this Agreement.

ARTICLE II: ORGANIZATION

Section 2.1 *Formation.*

The parties hereto hereby agree to form the Company as a limited liability company under the laws of the State of Delaware. Simultaneously with the execution of this Agreement, the Manager, as an authorized person (within the meaning of the Delaware Act) shall execute and cause to be filed the Certificate of Formation in accordance with the Delaware Act, which contains a notice of the limitation of liabilities of the Series in conformity with Section 18-215 of the Delaware Act. This Agreement shall be effective as of the date set forth in the introductory paragraph of this Agreement. Except as modified in this Agreement, the rights, duties (including fiduciary duties), liabilities and obligations of the Manager, Series Manager(s) and Members, and the administration, dissolution and termination of the Company or any Series shall be governed by the Delaware Act.

Section 2.2 *Name.*

The name of the Company shall be "Wefunder SPV, LLC." Subject to applicable law, the Company's business may be conducted under any other name or names as determined by the Manager, including the name of a Manager. Each Series 'business shall be conducted under the name of the Company on behalf of such Series, the name of such Series or, subject to applicable law, any other name or names as determined by a Series Manager for that Series, including the name of a Series Manager. The words "limited liability company," "LLC" or similar words or letters shall be included in the Company's or any Series 'name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. Without the consent of any Member being required, the Manager may amend this Agreement and the Certificate of Formation to change the name of the Company and any Series at any time and from time to time.

Section 2.3 *Principal Office; Registered Office.*

(a) The principal office of the Company and each Series shall be at 4104 24th Street, PMB 8113, San Francisco, CA 94114, or such other place as the Manager of the Company generally may from time to time designate. The Company and each Series may maintain offices at such other places as the Manager or a relevant Series Manager, as applicable,deems advisable.

(b) The address of the Company's registered office in the State of Delaware shall be 2711Centreville Road, Suite 400, Wilmington, Delaware 19808, and the Company's registered agent for service of process on the Company in the State of Delaware shall be Corporation Service Company. Without the consent of any Member being required, the Manager may amend this Agreement and the Certificate of Formation to change the

address of the Company's registered office or the Company's registered agent for service of process at any time and from time to time.

Section 2.4 *Purpose and Business.*

The purpose and nature of the business to be conducted by the Company and each Series shall be to engage in any lawful activity for which limited liability companies may be organizedunder the Delaware Act.

Section 2.5 *Powers.*

The Company and each Series shall be empowered to do any and all acts and things necessary or appropriate for the furtherance and accomplishment of the purposes and business described in Section 2.4 and for the protection and benefit of the Company or any Series.

Section 2.6 *Term.*

The term of the Company shall commence on the date hereof and shall continue in existence until the dissolution of the Company in accordance with the provisions of Article XI. The existence of the Company as a separate legal entity shall continue until the cancellation of the Certificate of Formation as provided in the Delaware Act. Each Series shall have a perpetual

existence until the earlier of the dissolution of the Company or the termination of such Series inaccordance with the provisions of Article XI.

Section 2.7 *Title to Assets.*

Subject to applicable law, record title to any or all of the assets of any Series may be heldin the name of the Company, such Series, the Manager or one or more of its nominees, or one ormore Series Managers or one or more of their respective nominees, as may be determined by theManager or, with respect to any Series, the related Series Manager. Each Manager hereby declares and warrants that the assets of any Series for which record title is held in the name of the Manager or one or more nominees shall be held in trust by the Manager or such nominee for the use and benefit of the applicable Series in accordance with the provisions of this Agreement.

ARTICLE III: ESTABLISHMENT AND DESIGNATION OF SERIES

Section 3.1 *Establishment and Designation of Series.*

(a) The Interests in the Company shall be divided into the Series provided for in Exhibit A to this Agreement, and such other Series as the Manager shall determine by its execution of a Series Appendix with respect each such Series. Each Series shall constitute a separate series of limited liability company interests in accordance with Section 18-215 of the Delaware Act, having separate rights, powers, duties and obligations as set forth herein and in each applicable Series Appendix, with each such

Series comprised of Interests, as set forth in Article V. Unless otherwise provided in a Series Appendix, a Series may have an unlimited number of related Interests.

(b) The Manager may from time to time and at any time establish one or more new or additional Series, with any terms it determines are appropriate for that Series (as reflected in the applicable Series Appendix), and the Manager and the relevant Series Manager may take any actions either of them determine are necessary or advisable in connection with establishing, offering Interests in, operating, maintaining, winding up, or otherwise relating to, any such Series. The Manager, or a Series Manager for a Series, may admit Members to a Series on such terms as that Manager determines and as set forth in the relevant Series Appendix.

(c) Each Series shall be separate and distinct from each other Series, and separate anddistinct records shall be maintained for each Series. The records maintained for each Series shall account for the assets and Liabilities associated with such Series separately from the assets and Liabilities associated with any other Series or the Company generally. Records maintained for a Series that reasonably identify its assets, including by specific listing, category, type, quantity, computational or allocation formula or procedure (including a percentage or share of any asset orassets) or by any other method where the identity of such assets is objectively determinable, will be deemed to account for the assets associated with such Series separately from the assets associated with any other Series. Without limiting the generality of the foregoing, the Series Appendices may constitute records as described in the preceding sentence. Except as may be expressly agreed to by a Series or by the Company generally, no Liability of a Series shall be a Liability of any other Series or the Company generally. To the fullest extent permitted by applicable law, except as may be expressly agreed to by a Series or the Company generally, all of the Liabilities incurred, contracted for or otherwise now or hereafter existing with respect to aparticular Series shall be enforceable against the assets of such Series only or the relevant SeriesManager, and not against the assets of any other Series, of any other Series Manager, of the Company generally, of the Manager, or of any Series Manager not associated with such Series, and, except as may be expressly agreed to by a Series or the Company generally, none of the Liabilities incurred, contracted for or otherwise existing with respect to any other Series shall be enforceable against the assets of such Series. The Certificate of Formation shall contain a notice of the limitation of liabilities of the Series and of the Company generally in conformity with Section 18-215 of the Delaware Act.

(d) Each Series shall have the power and capacity to, in its own name, contract, hold title to assets (including real, personal and intangible property), grant liens and security interestsand sue and be sued.

Section 3.2 *Allocation Among Series.*

(a) The Company may acquire assets only to the extent that they are acquired by the Company with respect to one or more particular Series and not with respect to the Company generally. To the extent commercially feasible, all Liabilities contractually created or incurred oramended by any Series shall be made expressly non-recourse to (i)

the Company generally and any other Series and (ii) the Members of the Company generally or any Series (in their respective capacities as such).

(b) The Manager shall establish procedures designed to ensure that, to the extent commercially feasible, all contracts of a Series entered into or amended after the date hereof, (i) expressly acknowledge the separateness of the Company generally and each Series, (ii) notify the contract counterparty of the identity of the obligor or obligors thereunder (and if more than one obligor, the obligation of each obligor, which obligation may be joint and several or may be several depending on the facts and circumstances) and (iii) are properly executed and delivered by a duly authorized Person on behalf of the Company generally and/or such Series, as applicable.

(c) The Manager shall, in its sole and good faith discretion, determine the portion ofthe Liabilities associated with or arising from the use, ownership or operation of the Shared Assets to be designated as Liabilities of each Series.

ARTICLE IV: TRANSFER OF LIMITED LIABILITY COMPANY INTERESTS

Section 4.1 *Transfers Generally.*

(a) Transfers of Interests may be made only in strict compliance with all applicable terms of this Agreement, and any purported Transfer of Interests that does not so comply with allapplicable provisions of this Agreement shall, to the fullest extent permitted by law, be null and void and of no force or effect. No Manager shall be required to recognize or be bound by any such purported Transfer or effect any such purported Transfer on the transfer books of the

Company generally or any Series. The Members agree that the restrictions contained in this Article IV are fair and reasonable and in the best interests of the Company, each Series and theMembers.

(b) Notwithstanding anything herein to the contrary, no Transfer by a Member of all or any part of its Interest to another Person shall be permitted unless (i) the transferee agrees in writing to assume the rights and duties of such Member under this Agreement and to be bound by the provisions of this Agreement and (ii) such transferee shall be admitted to the Company asa Member with respect to the Company generally or a Series, as applicable, pursuant to
Section 4.1(c) immediately prior to the transferor ceasing to be a Member with respect to thetransferred portion of the Interest, and the business of the Company and each Series shall continue without dissolution or termination, respectively.

(c) To effect the admission of any Member to the Company generally or any Series, the Manager (with respect to the Company generally) or the Series Manager (with respect to the related Series) shall take all steps necessary or appropriate under the Delaware Act to amend the records of the Company and the applicable Series to reflect such admission and, if necessary, notwithstanding Sections 12.1 or 12.2, to prepare and

adopt as soon as practicable an amendment to this Agreement. The transferee shall be admitted to the Company with respect to the Companygenerally or the applicable Series, as the case may be, as a Member upon satisfaction of the requirements of Section 4.1(b) and this Section 4.1(c), without the consent of any other Member being required.

(d) No Member shall have any right to withdraw from the Company or any Series; *provided, however*, that when a transferee of a Member's Interest is admitted to the Company orany Series in accordance with Section 4.1(c) with respect to the Interest so transferred, the transferring Member shall cease to be a Member with respect to the Interest so transferred.

Section 4.2 *General Restrictions on Transfers of Interests.*

(a) Notwithstanding the other provisions of this Article IV, no Transfer of any Interests shall be made if such Transfer would (i) violate the then applicable federal or state securities laws or rules and regulations of the Commission, any state securities commission or any other governmental authority with jurisdiction over such Transfer,
(ii) unless permitted by the Manager, terminate the existence or qualification of the Company or any Series under the laws of the State of Delaware or (iii) unless permitted by the Manager, cause the Company or any Series to be treated as an association taxable as a corporation or otherwise to be taxed as anentity for U.S. federal income tax purposes (to the extent not already so treated or taxed).

(b) The Manager, and each Series Manager with respect to a Series for which it serves as Series Manager, may impose restrictions on or prohibit the Transfer of Interests for any reason or no reason, in its sole discretion. Without limiting the generality of the foregoing, each such Manager may impose restrictions on or prohibit the Transfer of Interests if it determines, inits sole discretion, that such restrictions are necessary to avoid a significant risk of adverse consequences to the Company or one or more Series, including without limitation to avoid a significant risk of the Company or any Series: (i) being required to register Interests under the Securities Act; (ii) being required to register a class of Interests under section 12 or section 15 of

the Securities Exchange Act of 1934, as amended; (iii) becoming required to register as an investment company under the Investment Company Act of 1940, as amended; (iv) being deemed to be plan assets, within the meaning of the Employee Retirement Income Security Act of 1974, as amended; or (v) becoming taxable as a corporation or otherwise becoming taxable as an entity for U.S. federal income tax purposes. Notwithstanding anything to the contrary in this Agreement, the Manager may impose such restrictions by unilaterally amending this Agreementor an applicable Series Appendix.

(c) Unless otherwise provided in the applicable Series Appendix for a Series, any Series Member who proposes to Transfer any Interest in that Series must provide a written request to the relevant Series Manager identifying the portion of the Interest proposed to be transferred, the proposed purchaser or other recipient of the Interest, the consideration proposed to be paid for the Interest, and any other information requested by the Series Manager. The Series Manager shall use reasonable efforts to determine whether to permit or deny the proposedTransfer in no more than 10 Business

Days from the time the Series Manager determines, in its sole discretion, that it has received all information it requires to make that determination. All communications related to the proposed Transfer shall be made, to the extent practical, through the Wefunder.com website.

Section 4.3 *Specific Performance.*

Each Member acknowledges that it shall be inadequate or impossible, or both, to measure in money the damage to the Company, any Series or the Members, if any of them or any transferee or any legal representative of any party hereto fails to comply with any of the restrictions or obligations imposed by this Article IV, that every such restriction and obligation is material, and that in the event of any such failure, the Company, the Series and the Members shall not have an adequate remedy at law or in damages. Therefore, each Member consents to the issuance of an injunction or the enforcement of other equitable remedies against such Member atthe suit of an aggrieved party without the posting of any bond or other security, to compel specific performance of all of the terms of this Article IV and to prevent any transfer of Interests in contravention of any terms of this Article IV, and waives any defenses thereto, including the defenses of: (i) failure of consideration; (ii) breach of any other provision of this Agreement and
(iii) availability of relief in damages.

ARTICLE V: CAPITAL CONTRIBUTIONS; COMPANY INTERESTS; FUTURE CAPITAL REQUIREMENTS

Section 5.1 *Series Interests and Capital Contributions.*

(a) On the date hereof, the Initial Member is making the Capital Contribution identified on Exhibit A to the related Series in immediately available U.S. dollars, in return for the Percentage Interest in that Series set forth opposite its name on Exhibit A. Upon its execution of this Agreement and the making of such Capital Contribution, the Initial Member shall be admitted as a Member of such Series.

(b) Upon the admission of a Member to a Series, the Transfer of an Interest, an additional Capital Contribution to a Series by an existing Member, or any other action or event that causes a change in the Members or Percentage Interests in a Series, the Manager or the Series Manager for that Series shall reflect the name and Percentage Interest of each such Member in the books and records of the Manager. The creation, amendment or termination of a Series Appendix shall not act as a termination of the Company or in any way affect the Company in general (except as may be specifically provided in this Agreement) or any Series other than a Series to which that Series Appendix relates.

Section 5.2 *Capital Accounts.*

(a) A separate Capital Account shall be established and maintained for each Member with respect to each Series in accordance with the requirements of Treasury Regulation
Section 1.704-1(b)(2)(iv). A Member that owns an Interest in more than one Series shall have a separate Capital Account with respect to each such Series. The Capital Accounts with respect to any Series shall be maintained for each Member in accordance with the requirements of TreasuryRegulation Section 1.704-1(b)(2)(iv).

(b) Each Capital Account for each Member with respect to any Series shall be increased by (i) the amount of money contributed by that Member to the Company with respect to that Series, (ii) the Book Value of property contributed by that Member to the Company with respect to that Series (net of liabilities secured by such contributed property that the Company isconsidered to assume or take subject to under Section 752 of the Code), and (iii) allocations to that Member of Profits and any other items of income and gain attributable to that Series, and shall be decreased by (iv) the amount of money of that Series distributed to that Member, (v) theBook Value of property of that Series distributed to that Member (net of liabilities secured by such distributed property that such Member is considered to assume or take subject to under Section 752 of the Code), and (vi) allocations to that Member of Losses and any other items of loss and deduction attributable to that Series.

(c) The Members 'Capital Accounts shall also be maintained and adjusted as permitted by the provisions of Treasury Regulation § 1.704-1(b)(2)(iv)(f) and as required by theother provisions of Treasury Regulation §§ 1.704-1(b)(2)(iv) and 1.704-1(b)(4).

(d) Whenever the fair market value of property of a Series is required to be determined pursuant to this Section 5.2, the Manager shall establish the fair market value in itssole discretion.

(e) On a Transfer of all or part of a Member's Interest with respect to any Series, the transferor's Capital Account with respect to that Series shall carry over to the transferee Member in accordance with the provisions of Treasury Regulation § 1.704-1(b)(2)(iv)(1).

ARTICLE VI: ALLOCATIONS AND DISTRIBUTIONS

Section 6.1 Allocations for Capital Account Purposes.

(a) *Allocations*.

(i) For purposes of maintaining the Capital Accounts pursuant to Section 5.2 and in determining the rights of the Members among themselves with respect to each Series, after making all of the allocations under Sections 6.1(b) and 6.1(c), Profits and Losses and items thereof with respect to a Series shall be allocated among the Members of that Series in each taxable year (or portion thereof) Pro Rata.

(ii) Notwithstanding Sections 6.1(a)(i), in the event of the dissolution andliquidation of the Company or the termination of a Series, allocations of Profit and Loss, anditems thereof in connection with the liquidation shall be made in accordance with Section 11.3(a). Losses and other items of deduction and loss specially allocated to a Member with respect to a Series shall not exceed the maximum amount of Losses and items of deduction and loss that can be allocated without causing such Member to have a deficit in its Adjusted Capital Account for such Series at the end of any taxable year or other period. In the event that some but not all of theMembers would have a deficit in their Adjusted Capital Accounts for such Series as a consequence of an allocation pursuant to this Section 6.1, the limitation set forth in the preceding sentence shall be applied on a Member by Member basis, and Losses or items of deduction and loss not allocable to any Member as a result of such limitation shall be allocated to the other Members of such Series in accordance with and to the extent of the relative positive balances in such Members 'Adjusted Capital Accounts attributable to such Series. Any excess Losses or other items of deduction and loss remaining shall be allocated, Pro Rata, to the Members of any other Series whose Adjusted Capital Accounts for such other Series have positive balances to theextent of such positive balances.

(b) *Special Allocations*. Notwithstanding any other provisions of this Section 6.1, thefollowing special allocations shall be made on a Series by Series basis in the following order foreach taxable period:

(i) Notwithstanding any other provision of this Section 6.1, if there is a net decrease in Minimum Gain attributable to a Series during any taxable year, each Member of suchSeries shall be allocated items of income and gain attributable to such Series for such year (and, if necessary, subsequent taxable years) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(f)(6), (g)(2) and (j)(2)(i). For purposes of this Section 6.1(b), each Member's Adjusted Capital Account balance for such Series shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section
6.1 with respect to such taxable year. This Section 6.1(b)(i) is intended to comply with the minimum gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(ii) Notwithstanding the other provisions of this Section 6.1 (other than Section 6.1(b)(i) above), if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Series during any taxable year, any Member with a share of such Member Nonrecourse Debt Minimum Gain at the beginning of such taxable year shall be allocated items of income and gain attributable to such Series for such year (and, if necessary, subsequent taxable years) in the manner and amounts provided in Treasury Regulation Section 1.704-2(i)(4)and (j)(2)(ii). For purposes of this Section 6.1(b), each Member's Adjusted Capital Account balance shall be determined, and the allocation of income and gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1, other than Section 6.1(b)(i) above, with respect to such taxable year. This Section 6.1(b)(ii) is intended to comply with the partner nonrecourse debt minimum gain chargeback requirement in

Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(iii) Except as provided in Sections 6.1(b)(i) and 6.1(b)(ii) above, in the event any Member unexpectedly receives an adjustment, allocation or distribution described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), (5) or (6) attributable to a Series, items of income and gain of such Series shall be allocated to such Member in an amount and manner sufficient to eliminate, to the extent required by such Treasury Regulation, the deficit balance, if any, in its Adjusted Capital Account attributable to such Series created by such adjustment, allocation or distribution as quickly as possible unless such deficit balance is otherwise eliminated pursuant to Sections 6.1(b)(i), 6.1(b)(ii), 6.1(b)(iv) or 6.1(b)(v). This Section 6.1(b)(iii) is intended to constitute a qualified income offset described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(iv) In the event any Member has a deficit balance in its Adjusted Capital Account attributable to a Series at the end of any taxable year, such Member shall be allocated items of gross income and gain of such Series in the amount of such excess as quickly as possible; *provided, however*, that an allocation pursuant to this Section 6.1(b)(iv) shall be made only if and to the extent that such Member would have a deficit balance in its Adjusted Capital Account for such Series after all other allocations provided in this Section 6.1(b) (other than Section 6.1(b)(iii)) have been tentatively made as if Section 6.1(b)(iii) and this Section 6.1(b)(iv) were not in this Agreement.

(v) Nonrecourse Deductions attributable to a Series for any taxable year shall be allocated to the Members of such Series in accordance with their Percentage Interests for suchSeries.

(vi) Member Nonrecourse Deductions with respect to a Member Nonrecourse Debt for any taxable year shall be allocated 100% to the Member that bears the Economic Risk of Loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i). If more than one Member bears the Economic Risk of Loss with respect to a Member Nonrecourse Debt, Member Nonrecourse Deductions attributable thereto shall be allocated between or among such Members in accordance with the ratios in which they share such Economic Risk of Loss. This Section 6.1(b)(vi) is intended to comply with the provisions of Treasury Regulation Section 1.704-2(i) and shall be interpreted consistently therewith.

(vii) To the extent an adjustment to the adjusted tax basis of any asset pursuantto Code Sections 734(b) or 743(b) is required, pursuant to Treasury Regulation Section 1.704- 1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts as a result of a distribution in liquidation of a Member's Interest in a Series, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such item of gain or loss shall be allocated to the Members in a manner

consistent with the manner in which their CapitalAccounts are required to be adjusted pursuant to such provisions.

(c) *Curative Allocation*. The Regulatory Allocations are intended to comply with certain requirements of the Treasury Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations attributable to a Series shall be offset either with otherRegulatory Allocations attributable to such Series, or with special allocations of other items of income, gain, loss or deduction attributable to such Series pursuant to this Section 6.1(c). Therefore, notwithstanding any other provision of this Article VI (other than the Regulatory Allocations), but subject to the Code and the Treasury Regulations, the Manager of the applicable Series shall make such offsetting special allocations of income, gain, loss or deductionin whatever manner it determines appropriate so that, after such offsetting allocations are made, each Member's applicable Capital Account balance is, to the extent possible, equal to the balance such Member would have had if the Regulatory Allocations were not part of this Agreement. In exercising its discretion under this Section 6.1(c), the Manager of the applicable Series shall take into account future Regulatory Allocations that, although not yet made, are likely to offset other Regulatory Allocations previously made.

(d) *Income Tax Allocations*.

(i) Except as otherwise provided in this Section 6.1, each item of income,gain, loss and deduction of a Series shall be allocated among the Members of such Series for U.S. federal income tax purposes in the same manner as such items are allocated under Sections6.1(a), 6.1(b) and 6.1(c).

(ii) For U.S. federal income tax purposes, income, gain, loss and deduction with respect to property contributed to a Series by a Member or the Book Value of which is adjusted pursuant to clause (b) or (d) of the definition of Book Value shall be allocated among the Members of such Series in a manner that takes into account the variation between the adjusted tax basis of such property and its Book Value, as required by Section 704(c) of the Codeand Treasury Regulation Section 1.704-1(b)(4)(i), using the remedial allocation method permitted by Treasury Regulation Section 1.704-3(d).

(iii) All items of income, gain, loss, deduction and credit allocated to the Members in accordance with the provisions hereof and basis adjustments recognized by a Seriesfor U.S. federal income tax purposes shall be determined without regard to any election under Code Section 754 that may be made by the Series.

(iv) If any deductions for depreciation or cost recovery are recaptured as ordinary income upon the sale or other disposition of property of a Series, the ordinary income character of the gain from such sale or disposition shall be allocated among the Members of suchSeries in the same ratio as the deductions giving rise to such ordinary income character were allocated.

(e) If the Series Manager for a Series determines, in its sole discretion, that, for tax or regulatory reasons, any Member in that Series should not participate in the Profits or Losses, if any, attributable to any investment or type of investment, or to any other transaction, such Profits or Losses may be set forth in a separate memorandum account, in which event such Profits or Losses shall be allocated only to the Capital Accounts of the Members who the Series Managerdetermines may participate in such an investment, type of investment or transaction. Notwithstanding Section 6.2 of this Agreement: (i) no distributions of the net income and capital gains included in such Profits shall be made to any such non-participating Member, and (ii) all such income and gains shall be distributed to the participating Members in proportion to their Capital Account balances. Allocations of Profits or Losses, and any corresponding distributions, attributable to other Series investments, types of investment, or transactions shall be adjusted as necessary, as determined by the Series Manager in its sole discretion, to reflect the increased investment therein by each non-participating Member.

Section 6.2 *Distributions.*

(a) A Series Manager for a Series may at any time, in its sole discretion, cause theSeries to distribute Pro Rata to the Members of that Series any or all cash, securities or other property legally available for distribution.

(b) Notwithstanding Section 6.2(a), in the event of the dissolution and liquidation of the Company or the termination of a Series, all distributions shall be made in accordance with Section 11.3(a).

ARTICLE VII: MANAGEMENT AND OPERATION OF BUSINESS; MEMBERS

Section 7.1 *Management.*

(a) The Manager shall conduct, direct and manage all activities of the Company generally, and the Series Manager (or Series Managers) of a Series shall conduct, direct and manage all activities of that Series. All management powers over the business and affairs of the Company generally shall be exclusively vested in the Manager, and no Member or other Manager shall have any management power over the business and affairs of (or authority to bind) the Company generally. Except as otherwise expressly provided in this Agreement, all management powers over the business and affairs of each Series shall be exclusively vested in the Series Manager (or Series Managers) for that Series, and no Member shall have any management power over the business and affairs of (or authority to bind) such Series.

(b) In addition to the powers now or hereafter granted a Manager of a limited liability company under applicable law or that are granted to the Manager under any other provision of this Agreement, each Manager shall have full power and authority to do all things and on such terms as it determines to be necessary or appropriate to conduct the business of the Company generally or the applicable Series, as the case may be, to

exercise all powers set forth in Section 2.5 and to effectuate the purposes set forth in Section 2.4, including (without limitation)the following:

(i) the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness and the incurring of any other obligations;

(ii) the making of regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets ofthe Company and each Series;

(iii) the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the applicable Series or the merger orother combination of the Company with or into another Person;

(iv) the use of the assets of the applicable Series (including cash on hand) for any purpose;

(v) the negotiation, execution and performance of any contracts, conveyances or other instruments on behalf of the Company generally or the applicable Series;

(vi) the distribution of cash, securities or any other property of the applicable Series;

(vii) the maintenance of separate or joint insurance policies for the benefit of the Company, any Series, any Members or any Indemnitees;

(viii) the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, corporations, limited liability companies or other relationships;

(ix) the control of any matters affecting the rights and obligations of the Company or the applicable Series, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

(x) the indemnification of any Person against liabilities and contingencies tothe extent permitted by law;

(xi) the purchase or any other acquisition, and the sale or any other disposition,of any security, loan or other financial instrument; the exercise of any voting, proxy, conversion, exercise or other rights or privileges with respect to any such security, loan or other financial instrument; the selection, hiring and termination of any Person

(including an Affiliate of any Manager) as an investment manager or investment adviser, custodian, accountant, administrator, auditor, broker, dealer, depository, or other service provider with respect to the Company generally or any Series or with respect to any such security, loan or other financial instrument, and the ability to take any other actions (or to take no action) with respect to any such security, loan or other financial instrument as the relevant Manager (or Managers) may decide in its (or their) sole discretion; and

(xii) any and all actions necessary, appropriate or convenient, in the sole discretion of the relevant Manager (or Managers), to establish, maintain, operate, offer Interests in, and otherwise conduct activities for or on behalf of the Company generally and any Series as a venture capital fund or any other private or public investment or similar vehicle.

Section 7.2 *Delegation.*

Notwithstanding any other provision of this Agreement to the contrary, and not by way oflimitation of any power granted to any Manager under this Agreement or the Delaware Act, the Manager on behalf of the Company generally, and any Series Manager (or Managers) for and on behalf of the relevant Series, may: (i) delegate any of its (or their) duties or powers to any Person, including any Affiliate; (ii) enter into any contract or other agreement the relevant Manager (or Managers) deem, in its (or their) sole discretion, to be necessary, appropriate or convenient to secure the services of any such Person; (iii) commit and use assets of the Companygenerally or the relevant Series (as applicable) to compensate and indemnify any such Person; and (iv) negotiate, renew, amend, terminate or take any other action with respect to any contract or other agreement described in clauses (ii) and (iii) of this Section 7.2.

Section 7.3 *Powers of Members.*

(a) No Member, in its capacity as such, shall participate in the operation, management or control (within the meaning of the Delaware Act) of the Company's or any Series' business, transact any business in the Company's or any Series' name or have the powerto sign documents for or otherwise bind the Company or any Series.

(b) Except as expressly required by applicable law or an applicable Series Appendix, no Member (in his, her or its capacity as Member) has any right or power to:
(i) take any action on behalf of , or to direct or influence in any way the activities of, the Company generally, any Series, any Manager, or any Person to whom or which a Manager has delegated powers pursuantto Section 7.2 of this Agreement or otherwise; (ii) call, initiate or otherwise cause to be formed any meeting of Members or Members, except as expressly provided in Article XII of this Agreement; (iii) vote or otherwise take any action to remove, replace or appoint any Manager; or (iv)vote on any other matter related to the Company generally, any Series, or this Agreement, except as expressly provided in Article XII of this Agreement.

Section 7.4 *Compensation of Manager.*

Any Manager may be compensated in any manner for its services on behalf of a Series, as provided for in the Series Appendix for that Series. Any compensation paid or allocated to a Manager may take the form of cash, securities or other property, and may be paid, allocated or distributed to a Manager at any time as permitted or authorized in the relevant Series Appendix, regardless of whether Members receive any distribution or allocation at that time.

Section 7.5 *Indemnification*.

(a) To the fullest extent permitted by law but subject to the limitations expressly provided in this Agreement, each Series shall indemnify and hold harmless all of such Series'Indemnitees from and against any and all losses, claims, damages, liabilities, joint or several,

expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts (*"Damages"*) arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative (*"Claims"*), in which any such Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its management of the affairs of such Series or by reason of its status as an Indemnitee of such Series, that relates to or arises out of such Series, its property, its business or its affairs; *provided*, that the Indemnitee shall not be indemnified and held harmless if there has been a finaland non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Section 7.5, the Indemnitee acted in bad faith or engaged in fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee's conduct was unlawful. Any indemnification pursuant to this Section 7.5 shall be made only out of the assets of the indemnifying Series, it being agreed that, except as provided in Section 11.7, no Member shallbe personally liable for such indemnification nor shall any Member have any obligation to contribute or loan any monies or property to such Series to enable it to effectuate such indemnification.

(b) To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 7.5(a) in defending any Claim shall, from time to time, be advanced by the indemnifying Series prior to a determination that the Indemnitee is not entitled to be indemnified upon receipt by such Series ofan undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified as authorized in this Section 7.5.

(c) The indemnification provided by this Section 7.5 shall be in addition to any otherrights to which an Indemnitee may be entitled under any agreement, and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

(d) The Company or any Series may purchase and maintain insurance, or reimburse the Manager, its Series Manager (or Series Managers), as applicable, or any of their Affiliates, for the cost of insurance, on behalf of those Managers, their Affiliates

and such other Persons as the Manager or such Series Manager (or Managers), as applicable, shall determine, against any liability that may that may be incurred by, such Person in connection with the Company or such Series' activities, as applicable, or such Person's activities on behalf of the Company or such Series, as applicable and regardless of whether the Company or such Series would have the power to indemnify such Person against such liability under the provisions of this Agreement.

(e) In no event may an Indemnitee subject any Manager or Member to personal liability by reason of the indemnification provisions set forth in this Agreement.

(f) An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.5 solely because the Indemnitee had an interest in the transaction with respect to whichthe indemnification applies.

(g) The provisions of this Section 7.5 are for the benefit of the Indemnitees, their heirs, successors, assigns and administrators and shall not be deemed to create any rights for thebenefit of any other Persons.

(h) No amendment, modification or repeal of this Section 7.5 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by a Series, nor the obligations of such Series to indemnify any such Indemnitee under and in accordance with the provisions of this Section 7.5 as in effect immediately prior to such amendment, modification or repeal with respect to Claims arising fromor relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such Claims may arise or be asserted.

(i) The provisions of this Section 7.5 shall not be construed to limit the power of any Series to indemnify an Indemnitee of such Series to the fullest extent permitted by law or to enterinto specific agreements, commitments or arrangements for indemnification permitted by law. The absence of any express provision for indemnification herein shall not limit any right of indemnification existing independently of this Section 7.5.

Section 7.6 *Interseries Indemnification.*

Notwithstanding anything to the contrary set forth in this Agreement, in the event that any Series (the "*Indemnified Series*") becomes liable for any Liability of another Series (the "*Indemnifying Series*"), including any Claim for Damages by a Third Party that relates to or arises out of the actions, obligation, assets, property, business or affairs of the Indemnifying Series (collectively, "*Series Indemnified Damages*"), to the fullest extent permitted by law, the Indemnifying Series shall indemnify the Indemnified Series for the amount of the Series Indemnified Damages promptly following their incurrence or payment, as applicable. Any indemnification pursuant to this Section 7.6 shall be made only out of the assets of the Indemnifying Series, it being agreed that, except as provided in Section 11.7, no Member or

Manager shall be personally liable for such indemnification nor shall any Member or Manager have any obligation to contribute or loan any monies or property to the Indemnifying Series toenable it to effectuate such indemnification.

Section 7.7 *Liability of Indemnitees.*

(a) Notwithstanding anything to the contrary set forth in this Agreement, no Indemnitee shall be liable for monetary damages to any Series, any Member, any Manager or any other Person who is bound by this Agreement, for losses sustained or liabilities incurred as aresult of any act or omission of an Indemnitee unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter in question, the Indemnitee acted in bad faith or engaged in fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee's conduct was criminal.

(b) Each Manager may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and the Manager shall not be responsible for any misconduct or negligence on the part ofany such agent appointed by the Manager.

(c) To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Company, any Series or the Members, a Manager and any other Indemnitee acting in connection with the Company's or a Series' business or affairs shall not be liable to the Company, such Series, any Manager or any Member for its good faith reliance on the provisions of this Agreement. The provisions of this Agreement,to the extent that they restrict or eliminate the duties and liabilities of a Member, Manager or other Person to the Company or the parties hereto otherwise existing at law or in equity, are agreed by the parties hereto to replace such other duties and liabilities of such Member, Manageror other Person.

(d) Any amendment, modification or repeal of this Section 7.7 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability ofthe Indemnitees under this Section 7.7 as in effect immediately prior to such amendment, modification or repeal with respect to Claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such Claims may arise or be asserted.

Section 7.8 *Limitation of Liability.*

Except as expressly provided in this Agreement or the Delaware Act the debts, obligations and liabilities of the Company generally and each Series, as the case may be, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company or such Series, as applicable, and no Member or Manager of the Company or such Series shall be obligated personally for any such debt, obligation or liability of the Company or such Series solely by reason of being a Member or acting as a Manager of the Company or the related Series.

Section 7.9 [intentionally omitted].

Section 7.10 *Outside Activities of the Members and Managers.*

Notwithstanding any duty otherwise existing at law or in equity, any Member or Manager of the Company generally or any Series shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Company or any Series, includingbusiness interests and activities in direct competition with the Company or any Series.

Section 7.11 *Reliance by Third Parties.*

Notwithstanding anything to the contrary in this Agreement, (a) any Person dealing with the Company shall be entitled to assume that the Manager of the Company generally, and any officer of the Manager authorized by the Manager to act on behalf of and in the name of the Company, has full power and authority to encumber, sell or otherwise use in any manner any andall assets of the Company generally, and to enter into any authorized contracts on behalf of the Company as a whole and the Company generally, and such Person shall be entitled to deal with the Manager or any such officer as if it were the Company's sole party in interest, both legally and beneficially and (b) any Person dealing with any Series shall be entitled to assume that a Series Manager for that Series, and any officer of the Series Manager authorized by the Series Manager to act on behalf of and in the name of such Series, has full power and authority to encumber, sell or otherwise use in any manner any and all assets of such Series and to enter into any authorized contracts on behalf of such Series and such Person shall be entitled to deal with the Series Manager or any such officer as if it were such Series ' sole party in interest, both legally and beneficially. Each Member hereby waives, to the fullest extent permitted by law, any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of any such Manager or any such officer in connection with any such dealing. In no event shall any Person dealing with any such Manager or any such officer or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the Manager or any such officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the Company or any Series by the Manager or a Series Manager of such Series, respectively, or its respective representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that
(a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect,
(b) the Person executing and delivering such certificate, document or instrument was dulyauthorized and empowered to do so for and on behalf of the Company or such Series and
(c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Company or such Series, as applicable.

Section 7.12 *Conflicts of Interest.*

Whenever a conflict of interest exists or arises between a Manager or any of its Affiliatesor delegates, on the one hand, and the Company, any Series or any Member or any Affiliates thereof, on the other hand, the Manager shall resolve such conflict of interest, in its sole discretion. The resolution provided by the Manager: (a) shall be binding on, and deemed approved by, all the Members; and (b) shall not constitute a breach of this Agreement, a breach of any other agreement contemplated herein, or a breach of any duty, including any fiduciary duty, or obligation of the Manager, it Affiliates or delegates, whether that duty or obligation arises at statutory or common law, in equity, by contract or otherwise.

ARTICLE VIII: BOOKS, RECORDS AND ACCOUNTING

Section 8.1 *Records and Accounting.*

The Manager and each Series Manager shall keep or cause to be kept full and true booksof account, in which shall be entered fully and accurately each transaction of the Company generally or such Series, as applicable. The records maintained for each Series shall account forthe assets associated with each such Series separately from the other assets of the Company, if any, or of any other Series.

Section 8.2 *Fiscal Year.*

The fiscal year of the Company and of each Series shall be a fiscal year endingDecember 31, unless otherwise provided in the Series Appendix for a Series.

ARTICLE IX: TAX MATTERS

Section 9.1 *Tax Returns.*

The Company shall use reasonable efforts to timely file all returns of the Company or any Series that are required for U.S. federal, state and local income tax purposes on such basis as determined by the Manager. The classification, realization and recognition of income, gain, losses and deductions and other items shall be on the accrual method of accounting for U.S. federal income tax purposes, except if and to the extent otherwise determined by the Manager.

Section 9.2 *Member Tax Return Information.*

The Company shall use reasonable efforts to provide or cause to be provided to the Members the tax information (which may be in the form of a good faith estimate) reasonably required by Members for U.S. federal and state income tax reporting purposes within 90 days ofthe close of the calendar year in which the Company's or Series '(as applicable) taxable year ends.

Section 9.3 *Tax Elections.*

The Manager shall determine whether the Company should make any elections permittedby the Code.

Section 9.4 *Tax Controversies.*

(a) Wefunder Admin, LLC shall serve as the "partnership representative" as described in Section 6223(a) of the Code (the "***Tax Representative***") of each Series.

(b) The Tax Representative has full power and authority in its capacity as such to represent and bind each Series in each U.S. federal tax audit, including without limitation the power and authority to make an election under Section 6226 of the Code and any Treasury Regulations promulgated thereunder, to seek on behalf of such Series any adjustment to an imputed underpayment available under Section 6225 of the Code or the Treasury Regulations promulgated thereunder (including in cases where such imputed underpayment has been or will be assessed against a subsidiary of such Series), or to request on behalf of such Series any adjustments under Section 6227 of the Code or the Treasury Regulations promulgated thereunder, and to take, and to cause such Series to take, all actions necessary or convenient to give effect to such elections or actions. Each Member agrees to take (or, as applicable, omit to take) all actions that the Tax Representative informs it are reasonably necessary or convenient to effect any action described in the preceding sentence, including without limitation (i) providing any information, certifications, or other documentation reasonably requested in connection with any tax audit or related proceeding (which information may be freely disclosed to the Internal Revenue Service and other relevant taxing authorities), (ii) paying all liabilities attributable to such Member as the result of an election under Section 6226 of the Code,
(iii) making any tax filings that the Tax Representative determines to be necessary or appropriate to reduce an imputed underpayment under Section 6225 of the Code or (iv) paying all liabilities associated with such tax filings.

(c) The costs and expenses incurred by a Member in connection with the preceding Section 9.4(b) shall not be treated as expenses of the Series or their payment as Capital Contributions, and as a result, such costs and expenses shall not give rise to any additional or incremental right to proceeds from such Series. If any tax audit results in the imposition of a tax liability on the Series (including indirectly through such an imposition on one or more subsidiaries of such Series, as determined for applicable tax purposes) and such Series determines in its sole discretion that any portion of such liability is attributable to a Member, then such amount shall in such Series' sole discretion be (i) immediately payable to the Series in cash in whole or in part, or (ii) without duplication, withheld from any distributions otherwise payable to such Member pursuant to Section 6.2. Any payment required under clause (i) of the preceding sentence shall not, except to extent required for purposes of maintaining Capital Accounts, be treated as a Capital Contribution, and shall not itself give rise to any increased right to subsequent distributions from such Series.

(d) Each Member shall promptly notify the Tax Representative upon becoming aware of the commencement of any tax audit or similar proceeding with respect to such Member or its affiliates if such audit or proceeding relates (or reasonably could be expected to relate) to the Series or any income, gain, loss, or deduction derived from the Series. Notwithstanding any provision of this Agreement to the contrary, each Member agrees that, unless otherwise agreed to in writing by the Tax Representative, its obligations

to comply with this Section 9.4, including the obligation to make payments under this section, shall survive any transfer of its interests in the Series and the termination of the Series for local law and U.S. federal income tax purposes, and such Person shall reimburse and indemnify the Series against any liability that would be attributed to such Person under this Section 9.4 regardless of whether such Person is a Member at the time of determination.

Section 9.5 *Withholding.*

The Manager is authorized to take any action that it determines, in its sole discretion, may be required to cause the Company or any Series to comply with any withholding requirements established under the Code or any other federal, state or local law, including pursuant to Sections 1441, 1442, 1445, 1446 and 1471 through 1474 of the Code. To the extentthat the Company or any Series is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income to any Member (including by reason of Section 1446 of the Code), the Manager and each Series may treat the amount withheld as a distribution of cash pursuant to Section 6.2, in the amount of such withholding from such Member.

Section 9.6 *Tax Company.*

It is the intention of the Members that each Series be classified as a separate partnership for U.S. federal tax purposes. No Series nor any Member shall make an election for the Company or any Series to be excluded from the application of the provisions of subchapter K of chapter 1 of subtitle A of the Code or any similar provisions of applicable state or local law or tobe classified as other than a partnership pursuant to Treasury Regulation Section 301.7701-3 or any similar provision of state or local law.

ARTICLE X [INTENTIONALLY OMITTED]

ARTICLE XI: DISSOLUTION AND LIQUIDATION

Section 11.1 *Dissolution of the Company.*

(a) The Company shall not be dissolved by the admission of additional Members.The Company shall dissolve, and its affairs shall be wound up, upon:

(i) the entry of a decree of judicial dissolution of the Company pursuant tothe provisions of the Delaware Act;

(ii) the termination of the last remaining Series; or

(iii) at any time that there are no Members, unless the Company is continuedwithout dissolution in accordance with the Delaware Act.

(b) Upon the dissolution of the Company as provided herein, the Company shall bewound up by winding up each Series in the manner provided by Section 11.3.

Section 11.2 *Termination of a Series.*

(a) A Series shall be terminated upon any of the following events:

(i) the dissolution of the Company;

(ii) the entry of a decree of judicial termination of such Series underSection 18-215 of the Delaware Act; or

(iii) a determination by the Series Manager that it is appropriate to distribute orotherwise pay out or transfer substantially all of the assets of the Series, or that the remaining assets of the Series are substantially worthless.

(b) The termination and winding up of a Series (other than the last Series) shall not, in and of itself, cause a dissolution of the Company or the termination of any other Series. The termination of a Series shall not affect the limitation on liabilities of such Series or any other Series provided by this Agreement, the Certificate of Formation and the Delaware Act.

Section 11.3 *Winding Up, Liquidation and Distribution of Assets of the Company or a SeriesUpon Dissolution of the Company or Termination of Such Series.*

(a) Winding Up and Distribution Process.

(i) Upon dissolution of the Company or termination of a Series, the Manager or a Series Manager of such Series, as applicable, shall commence to wind up the affairs of the Company (and all Series) or such Series, as applicable; *provided, however*, that a reasonable timeshall be allowed for the orderly liquidation of the assets of any applicable Series and the discharge of liabilities of the Company (and all Series) or such Series, as applicable, to its creditors so as to enable the Members to minimize the normal losses attendant upon a liquidation.

(ii) Upon dissolution of the Company or termination of a Series, after taking into account Regulatory Allocations, all allocations of Profit, Losses and items thereof with respect to a Series shall initially be made in a manner so that, to the greatest extent possible, the Capital Accounts of each Member in such Series shall equal the amount that would be distributed to such Member if liquidating distributions were made in accordance with the Members 'Percentage Interests in such Series. The amount allocated to a Member shall be distributed as follows (except to the extent otherwise provided for in, or required to give effect to the terms of, the applicable Series Appendix):

(A) to creditors of each applicable Series, including Members who are creditors, to the extent otherwise permitted by law, in satisfaction (whether by payment or the making of reasonable provision for payment thereof) of all Liabilities of

such Series, including, without limitation, the expenses incurred in connection with the liquidation of the Company (andall Series) or such Series; and

(B) to each Member in accordance with Section 6.2.

(iii) If any Member has a deficit balance in its Capital Account for such Series (after giving effect to all contributions, distributions and allocations for all fiscal years, including the fiscal year during which such liquidation occurs), such Member shall have no obligation to make any contribution to the capital of the Company or of such Series with respect to such deficit, and such deficit shall not be considered a debt owed to the Company, such Series or to any other Person for any purpose whatsoever.

(iv) In making distributions pursuant to this Section 11.3, a Series Manager may make distributions in the form of cash, securities, other property, or any combination of theforegoing, in its sole discretion.

(b) Notwithstanding any other provisions of this Section 11.3, in the event the Company is "liquidated" within the meaning of Treasury Regulation § 1.704-1(b)(2)(ii)(g), but such liquidation does not constitute a dissolution of the Company, the assets of the Company (and each Series) shall not be liquidated, the liabilities of the Company (and each Series) shall not be paid or discharged and the affairs of the Company (and each Series) shall not be wound up. Instead, solely for U.S. federal income tax purposes, the Company (and each Series) shall bedeemed to have distributed all of the assets of the Company (and each Series) in kind to a new Company in exchange for an interest in such new Company and, immediately thereafter, the Company shall be deemed to liquidate by distributing interests in the new Company to the Members.

Section 11.4 *Cancellation of Certificate of Formation.*

Upon the completion of the winding up of the Company and each Series and the distribution of Series cash and property as provided in Section 11.3 in connection with the liquidation of the Company and each Series, the Certificate of Formation and all qualifications ofthe Company as a foreign limited liability company in jurisdictions other than the State of Delaware shall be canceled, and such other actions as may be necessary to terminate the Company and each Series shall be taken.

Section 11.5 *Return of Capital Contributions.*

Except as otherwise provided by applicable law, upon termination of a Series, each Member of such Series shall look solely to the assets of such Series for the return of any or all of its Capital Contributions made to such Series, and if the assets of such Series remaining after satisfaction (whether by payment or reasonable provision for payment) of the Liabilities of such Series are insufficient to return such Capital Contributions, such Member shall have no recourse against any other Series, the Company, any Manager, or any Member.

Section 11.6 *Waiver of Partition.*

To the maximum extent permitted by law, each Member hereby waives any right topartition of the Company or any Series property.

Section 11.7 *Capital Account Restoration.*

No Member shall have any obligation to restore any negative balance in its Capital Account with respect to any Series upon liquidation of the Company or such Series. For the avoidance of any doubt, no Manager shall have any obligation to restore any negative balance inthe Capital Account of any Member.

ARTICLE XII: AMENDMENT OF COMPANY AGREEMENT;MEETINGS; RECORD DATE; MERGER

Section 12.1 *Amendment.*

Except as otherwise provided by this Agreement, this Agreement and any Series Appendix may be amended unilaterally by the Manager in writing without the approval of any other Member; *provided* that the provisions of Section 7.5 shall not be amended in any way that would adversely affect an Indemnitee without the consent of such Indemnitee.

Section 12.2 *Amendment Requirements.*

Notwithstanding the provisions of Section 12.1, no provision of this Agreement or any Series Appendix may be amended in a manner that, in the sole determination of the Manager, substantially adversely affects the rights of any existing Member, without the consent of that Member. For the purposes of clarity, the Manager may at any time unilaterally amend any provision of this Agreement or any Series Appendix, as provided in Section 12.1 of this Agreement, with respect to any Person who becomes a Member after the amendment, and withrespect to any Member who, in the sole determination of the Manager, is not a Member whose rights are substantially adversely affected by that amendment.

Section 12.3 *Voting Rights.*

Unless otherwise required by the Delaware Act or this Agreement, all actions, approvals and consents to be taken or given by the Members of a Series under the Delaware Act, this Agreement or otherwise, either directly or through a proxy, shall require the affirmative vote or written consent of a Majority in Interest of the Interests of such Series.

Section 12.4 *Meetings.*

Meetings of the Members of a Series, for any purpose or purposes, may be called solelyby a Series Manager, in its sole discretion, or as otherwise required by applicable

law. No Manager is required to call regular, periodic or other meetings of the Members of a Series, except as required by applicable law.

Section 12.5 *Place of Meetings.*

The Series Manager for a Series shall designate the place and time for any meeting of the Members of that Series. The Members of a Series may participate in a meeting of the Members of such Series by means of conference telephone or similar communications equipment; *provided* that all individuals participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at such meeting. If all the participants of a meeting are participating by conference telephone or similar communications equipment, the meeting shall be deemed to be held at the principal place of business of the Company.

Section 12.6 *Notice of Meetings.*

The Series Manager shall provide, by email or other electronic communication, written notice to each Member in a Series stating the place, day and hour of a meeting and the purpose or purposes for which a meeting of the Members of a Series is called. The written notice shall be delivered not less than five nor more than 30 days before the date of the meeting.Notwithstanding the foregoing, if the Members of a Series representing a Majority in Interest of the Interests of such Series shall meet or otherwise convene (in person, by conference call or in any other manner permitted by Section 12.5 of this Agreement) at any time and place, either within or outside the State of Delaware, and c onsent (whether orally or in writing) to the holdingof a meeting at such time, such meeting shall be valid without call or notice, and at such meeting lawful action may be taken.

Section 12.7 *Quorum.*

Members of any Series holding a Majority in Interest of such Series entitled to vote, represented in person or by proxy, shall constitute a quorum at any meeting of Members of such Series. In the absence of a quorum at any such meeting, Members of such Series holding a majority of Interests of such Series that are present at the meeting or represented by proxy may adjourn the meeting from time to time for a period not to exceed 60 days without further notice. However, if the adjournment is for more than 60 days, a notice of the adjourned meeting shall begiven to each Member of such Series of record entitled to vote at such meeting. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed. The Members of such Series present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal during such meeting of Members of such Series whose absence would cause less than a quorum to be present. If a quorum is present, the affirmative vote of Members of such Series holding a Majority in Interest of the Interests of suchSeries shall be the act of the Members of such Series, unless a vote of greater or lesser proportionis otherwise expressly required or permitted by this Agreement.

Section 12.8 *Proxies.*

With respect to any matter upon which a Member of a Series is asked to vote or take affirmative action, including at a meeting of Members of a Series, a Member of such Series may vote by proxy executed in writing by such Member or by a duly authorized attorney-in-fact.

Section 12.9 *Action Without a Meeting.*

Any action required or permitted to be taken at a meeting of Members of any Series may be taken without a meeting and without prior notice if the Series Manager receives written consents by the Members of such Series representing the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all Members of such Serieswere present and voted.

Section 12.10 *Waiver of Notice.*

When any notice is required to be given to any Member, a waiver thereof in writing signed by the Member entitled to such notice, whether before, at or after the time stated therein, or the presence and participation of such Member in a meeting, or the participation by such Member in a meeting by conference telephone or similar communications equipment, shall be equivalent to the giving of such notice.

Section 12.11 *Merger, Consolidation and Conversion.*

(a) The Company may merge or consolidate with or into one or more corporations, limited liability companies, statutory trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a partnership (whether general or limited (including a limited liability partnership)) or convert into any such entity, whether such entity is formed under the laws of the State of Delaware or any other state of the United States of America, pursuant to a written plan of merger or consolidation or a written plan of conversion, asthe case may be, approved by the Manager.

(b) Pursuant to Section 18-209(f) of the Delaware Act, an agreement of merger or consolidation approved in accordance with this Section 12.11 may (i) effect any amendment to this Agreement or (ii) effect the adoption of a new Company agreement for the Company. Anysuch amendment or adoption made pursuant to this Section 12.11 shall be effective at the effective time or date of the merger or consolidation.

ARTICLE XIII: GENERAL PROVISIONS

Section 13.1 *Addresses and Notices; Written Communications.*

(a) Any notice, demand, request or report required or permitted to be given or made to a Member under this Agreement shall be in writing and shall be deemed given or made when delivered to the Member through the Wefunder.com website or at the email address most recently provided by that Member through the Wefunder.com

website. Any payment made to a Member hereunder shall be deemed conclusively to have been made, and the obligation to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such payment to such Member at its address as shown on the records of the Company, regardless of any claim of any Person who may have an interest in such Interests by reason of any assignment or otherwise. Any notice tothe Company generally or any Series shall be deemed given if received by the Manager or the applicable Series Manager at the principal office of the Company generally or the applicable Series designated pursuant to Section 2.3. The Manager may rely and shall be protected in relying on any notice or other document from a Member or other Person if believed by it to be genuine.

(b) The terms "in writing," "written communications," "written notice" and words ofsimilar import shall be deemed satisfied under this Agreement by use of e-mail and other forms of electronic communication.

Section 13.2 *Further Action.*

The parties shall execute and deliver all documents, provide all information and take orrefrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

Section 13.3 *Binding Effect.*

This Agreement shall be binding upon and inure to the benefit of the parties hereto andtheir heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 13.4 *Integration.*

This Agreement constitutes a single, non-severable agreement and the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

Section 13.5 *Creditors.*

None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Company or any Series.

Section 13.6 *Waiver.*

No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon abreach thereof shall constitute a waiver of any such breach of any other covenant, duty, agreement or condition.

Section 13.7 *Counterparts.*

This Agreement may be executed in counterparts, all of which together shall constitute anagreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. This Agreement and the Series Appendices may be signed on behalf of each Members pursuant to powers of attorney granted to one or moreManagers or their Affiliates.

Section 13.8 *Applicable Law.*

This Agreement shall be construed in accordance with and governed by the laws of theState of Delaware, without regard to the principles of conflicts of law.

Section 13.9 *Invalidity of Provisions.*

If any provision of this Agreement is or becomes invalid, illegal or unenforceable in anyrespect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

Section 13.10 *Consent of Members.*

Each Member hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Members of the Company or any Series, such action may be so taken upon the concurrence of less than all of the Members and each Member shall be bound by the results of such action.

Section 13.11 *Third Party Beneficiaries.*

Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties hereto and Indemnitees any right, benefit or remedy of any naturewhatsoever under or by reason of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement, such execution manifesting each party's assent thereto and vote in favor thereof, as of the date firstwritten above.

Wefunder Admin, LLC, Manager

Date:

By: Nicholas Tommarello

Nicholas Tommarello, Chief Executive Officer

Wefunder, Inc., Initial Member

Date:

By: Nicholas Tommarello

Nicholas Tommarello, Chief Executive Officer

EXHIBIT A
SERIES APPENDIX FOR THE WEFUNDER I SERIES, A SERIES OF WEFUNDER SPV, LLC, A DELAWARE LIMITED LIABILITY COMPANY

This appendix ("**Appendix**") describes the terms of the Wefunder I Series (the "**Series**") of Wefunder SPV, LLC (the "**LLC**"), a Series of the LLC established in accordance with Article III of the Limited Liability Company Agreement of the LLC, as that agreement may be amended from time to time (the "**LLC Agreement**"). Each capitalized term used in this Appendix has the meaning assigned to that term in the LLC Agreement, unless that term is otherwise defined in this Appendix, or unless the context otherwise requires.

The following terms apply to this Series:

Name of Issuer: Wefunder, Inc.

Series Manager: Wefunder Admin, LLC

Initial Member: Wefunder, Inc.

Contribution of Intial Member: $1.00

Fiscal Year End: December 31

Lead Investor: Immad Akhund

Series term: Perpetual, until terminated in accordance with the LLC Agreement

Minimum investment amount: $100

Minimum amount needed to close: $1,000,000

Maximum investment amount: $5,000,000

Date of Form C Filing: March 16, 2021

Link to Form C: https://www.sec.gov/edgar/browse/?CIK=1641389

EXHIBIT B

SERIES APPENDIX FOR THE {{COMPANY NAME}} {{SERIES NO.}} SERIES, A SERIES OF WEFUNDER SPV, LLC, A DELAWARE LIMITED LIABILITY COMPANY

This appendix ("**Appendix**") describes the terms of the {{Company Name}} {{Series No.}} Series (the "**Series**") of Wefunder SPV, LLC (the "**LLC**"), a Series of the LLC established in accordance with Article III of the Limited Liability Company Agreement of the LLC, as that agreement may be amended from time to time (the "**LLC Agreement**"). Each capitalized term used in this Appendix has the meaning assigned to that term in the LLC Agreement, unless that term is otherwise defined in this Appendix, or unless the context otherwise requires.

The following terms apply to this Series:

Name of Issuer: {{Company Name}}

Series Manager: Wefunder Admin, LLC

Fiscal Year End: {{From Form C}}

Initial Lead Investor: {{Name of Initial Lead Investor}}

Series term: Perpetual, until terminated in accordance with the LLC Agreement

Date of Form C Filing: {{Date}}

Link to Form C: {{EDGAR Link}}

SERIES APPENDIX FOR THE ______ SERIES,

A SERIES OF WEFUNDER SPV, LLC, A DELAWARE LIMITED LIABILITY COMPANY

This appendix ("**Appendix**") described the terms of the _______Series (the "**Series**") of Wefunder SPV, LLC (the "**LLC**"), a Series of the LLC established in accordance with Article III of the Limited Liability Company Agreement of the LLC, as that agreement may be ammended from time to time (the "**LLC Agreement**"). Each capitalized term used in this Appendix has the meaning assigned to that term in the LLC Agreement, unless that term is otherwise defined in this Appendix, or unless the context otherwise requires.

The following terms apply to this Series:

Name of issuer:

Series Manager: Wefunder Admin, LLC

Fiscal year End:

Initial Lead Investor:

Series Term: Perpetual, until terminated in accordance with the LLC Agreement

Link to Form C: https://wefunder.com/company_slug/am_form_c